     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 18, 2001

                                                      REGISTRATION NO. 333-54798
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                               AMENDMENT NO. 3 TO

                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             ---------------------

                         BELLWETHER EXPLORATION COMPANY
             (Exact name of Registrant as specified in its charter)

             DELAWARE                             1311                            74-0437769
 (State or other jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
  incorporation or organization)      Classification Code Number)            Identification No.)

                             1331 LAMAR, SUITE 1455
                           HOUSTON, TEXAS 77010-3039
                                 (713) 495-3000
              (Address, including zip code, and telephone number,
        including area code of Registrant's principal executive offices)

                                 ROLAND SLEDGE
                                GENERAL COUNSEL
                         BELLWETHER EXPLORATION COMPANY
                             1331 LAMAR, SUITE 1455
                           HOUSTON, TEXAS 77010-3039
                                 (713) 495-3000
           (Name, address, including zip code, and telephone number,
                   including area code of agent for service)

                             ---------------------

                                   Copies to:

                GEORGE G. YOUNG III                              MICHAEL E. DILLARD, P.C.
               HAYNES AND BOONE, LLP                     AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
         1000 LOUISIANA STREET, SUITE 4300                   711 LOUISIANA STREET, SUITE 1900
               HOUSTON, TEXAS 77002                                HOUSTON, TEXAS 77002
                  (713) 547-2000                                      (713) 220-5800
            (713) 547-2600 (FACSIMILE)

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective and the satisfaction or waiver of all other conditions to the merger, pursuant to the Agreement and Plan of Merger, dated as of January 24, 2001, described in the enclosed joint proxy statement/ prospectus.
     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED APRIL 18, 2001


                               [BELLWETHER LOGO]

                                  [BARGO LOGO]

                   PROPOSED MERGER -- YOUR VOTE IS IMPORTANT

     The boards of directors of Bellwether Exploration Company and Bargo Energy Company have agreed upon a merger of the two companies. This merger will create an independent oil and gas company with pro forma estimated net proved reserves of 78.5 million barrels of oil equivalent and pro forma production of 23.0 thousand barrels of oil equivalent per day. If we complete the merger, Bargo will be merged into Bellwether and Bellwether will change its name to Mission Resources Corporation.

     Bellwether will acquire by merger all of the Bargo common and preferred stock, and options and warrants to purchase common stock, for total consideration estimated at $200.2 million. The Bargo common stock, options and warrants will be acquired for an estimated $139.3 million, or $1.26 per share, composed of $0.45 per share in cash and $0.81 per share in Bellwether common stock. If the average closing price of the Bellwether common stock for the 20 trading days ending on the third trading day prior to the closing is greater than $9.00, holders of Bargo common stock will receive more than $1.26 per share and if the average closing price of the Bellwether common stock is less than $7.00, holders of Bargo common stock will receive less than $1.26 per share. We have provided a detailed description of the calculation of the purchase price under the heading "Summary -- The Merger" and "Terms of the Merger
Agreement -- Manner and Basis of Converting Shares." Holders of preferred stock will receive an aggregate of $50.0 million, representing the redemption price of the preferred stock, plus accrued dividends to the closing date estimated to be $10.9 million.


     Bellwether common stock is quoted on The Nasdaq National Market System under the symbol "BELW." Following the merger, Mission Resources common stock will be quoted under the symbol "MSSN."


     We cannot complete the merger unless the Bellwether and Bargo stockholders vote to approve the merger. Additionally, at the Bellwether annual meeting the Bellwether stockholders are being asked to approve an amendment to Bellwether's certificate of incorporation increasing its authorized capital stock, an amendment to Bellwether's 1996 Stock Incentive Plan increasing the number of Bellwether shares reserved for issuance under the plan, the election of eight directors to the Bellwether board and the ratification of Bellwether's auditors for 2001. Holders of Bargo common stock and preferred stock who own a majority of the outstanding shares of each class have agreed to approve the merger by executing an action by written consent of shareholders. Bargo is soliciting the written consent of Bargo shareholders to approve the merger.


     FOR A DISCUSSION OF CERTAIN SIGNIFICANT MATTERS THAT SHOULD BE CONSIDERED BEFORE VOTING ON THE MERGER, SEE "RISK FACTORS" BEGINNING ON PAGE 14.


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE BELLWETHER COMMON STOCK TO BE ISSUED IN THE MERGER OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS JOINT PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     This document is a prospectus relating to the shares of Bellwether common stock to be issued in the merger and a joint proxy statement for Bellwether to solicit proxies for Bellwether's annual meeting and for Bargo to solicit written consents to the merger from Bargo shareholders and an annual report for the year ended December 31, 2000 for Bellwether. It contains answers to frequently asked questions and a summary of the important terms of the merger and related transactions, followed by a more detailed discussion.


     This joint proxy statement/prospectus is dated           , 2001 and is
first being mailed to Bellwether stockholders and Bargo shareholders on or about
          , 2001.

                         BELLWETHER EXPLORATION COMPANY
                             1331 LAMAR, SUITE 1455
                           HOUSTON, TEXAS 77010-3039
                                 (713) 495-3000

                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON           , 2001

To the Stockholders of Bellwether Exploration Company:

     The annual meeting of stockholders of Bellwether Exploration Company will
be held at           , on           , 2001 at 10:00 a.m., Houston, Texas time,
for the following purposes:

          1. to consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated January 24, 2001, between Bargo Energy Company and Bellwether pursuant to which Bargo will be merged with and into Bellwether and to which Bellwether's name will be changed to Mission Resources Corporation and certain directors and officers of Bargo and Bellwether will be granted stock options;

          2. to consider and vote upon a proposal to amend Bellwether's certificate of incorporation to increase the number of shares of Bellwether's authorized capital stock from 31.0 million to 65.0 million shares, 60.0 million of which will be common stock and 5.0 million of which will be preferred stock;

          3. to consider and vote upon a proposed amendment to Bellwether's 1996 Stock Incentive Plan to increase the shares of Bellwether common stock reserved for issuance under the plan by 2.0 million shares or, if the merger is not approved, by 500,000 shares;

          4. to elect eight nominees to the board of directors to serve until their successors are duly elected and qualified or until their earlier death, resignation or removal;

          5. to ratify the selection of KPMG LLP as Bellwether's independent auditors for the fiscal year ending December 31, 2001; and

          6. to transact such other business incident to the conduct of the meeting as may properly come before the Bellwether annual meeting or any adjournments or postponements thereof.

     Only stockholders of record at the close of business on March 30, 2001 are entitled to notice of and to vote at the Bellwether annual meeting or at any adjournments or postponements thereof. Each share of Bellwether common stock is entitled to one vote per share. A complete list of stockholders entitled to vote at the annual meeting will be available for examination at the offices of Bellwether in Houston, Texas during normal business hours by any holder of Bellwether common stock for any purpose relevant to the Bellwether annual meeting for a period of 10 days prior to the Bellwether annual meeting. Such list will also be available at the annual meeting and may be inspected by any Bellwether stockholder for any purpose relevant to the annual meeting. Holders of Bellwether common stock are not entitled to dissenters' appraisal rights under the Delaware General Corporation Law in respect of the merger.

                                            By Order of the Board of Directors,


                                            Roland E. Sledge

                                            Secretary

Houston, Texas
            , 2001

YOUR VOTE IS IMPORTANT. EVEN IF YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON, WE REQUEST THAT YOU SIGN AND RETURN THE ENCLOSED PROXY OR VOTING INSTRUCTION CARD AND THUS ENSURE THAT YOUR SHARES WILL BE REPRESENTED AT THE ANNUAL MEETING IF YOU ARE UNABLE TO ATTEND. IF YOU DO ATTEND THE ANNUAL MEETING AND WISH TO VOTE IN PERSON, YOU MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON.

                              BARGO ENERGY COMPANY
                           700 LOUISIANA, SUITE 3700
                              HOUSTON, TEXAS 77002
                                 (713) 236-9792

                             ---------------------

                         NOTICE OF CONSENT SOLICITATION

                             ---------------------

                           PROSPECTUS/PROXY STATEMENT

To the Shareholders of Bargo Energy Company:

     The enclosed materials seek your consent to the merger of Bargo Energy Company with Bellwether Exploration Company pursuant to an Agreement and Plan of Merger, dated January 24, 2001. In the merger, Bargo will be merged into Bellwether, and Bellwether will survive and change its name to Mission Resources Corporation. In the merger, Bargo common stock and options and warrants to purchase Bargo common stock, will be converted into total consideration valued at approximately $139.3 million, composed of approximately $80 million of Mission Resources common stock and $59.3 million of cash.

     The merger will not be completed unless the holders of shares of Bargo common stock and preferred stock, each voting separately as a class, approve the merger. For the reasons set forth in more detail in the accompanying proxy statement/prospectus, the board of directors of Bargo unanimously recommend that shareholders of Bargo consent to the merger. We are asking holders of record of Bargo common stock and preferred stock at the close of business on April 10, 2001 to sign and return a written consent that has the effect of voting their shares for approval of the merger. Texas law and Bargo's articles of incorporation permit Bargo shareholders to approve the merger without a meeting of shareholders and without prior notice if the written consent approving the merger describes the action taken and is signed by holders of a majority of Bargo's outstanding common stock and preferred stock, voting separately as a class. Stockholders of Bargo which own approximately 80.9% of the outstanding Bargo common stock and 94.6% of the outstanding preferred stock have agreed to execute written consents approving the merger. These consents, by themselves, will be sufficient for Bargo shareholders to approve the merger.

     Holders of our common stock and preferred stock who comply with certain requirements and procedures set forth in Article 5.12 of the Texas Business Corporation Act may be entitled to assert dissenters' rights. A copy of Article
5.12 is attached as Annex E.

                                            By Order of the Board of Directors,

                                            Corporate Secretary

Houston, Texas
            , 2001

                               TABLE OF CONTENTS


                                                  PAGE
                                                  ----
Questions and Answers About the Merger..........  iii
Summary.........................................    1
  The Companies.................................    1
  The Merger....................................    1
  Our Recommendations to Stockholders...........    2
  Opinions of Financial Advisors................    3
  Board of Directors and Management of Mission
    Resources following the Merger..............    3
  The Annual Meeting and Action by Written
    Consent.....................................    3
  Record Dates..................................    4
  Votes Required................................    4
  Voting Agreements.............................    4
  Share Ownership of Management.................    5
  Risks Associated with the Merger..............    5
  Accounting Treatment..........................    5
  Conditions to the Merger......................    5
  Termination of the Merger Agreement...........    5
  Termination by Bargo if Bellwether's Stock
    Trades Below $6.00..........................    5
  Termination Fees..............................    6
  Interests of Certain Persons in the Merger
    that Differ from Your Interests.............    6
  No Solicitation...............................    7
  Material Differences in the Rights of
    Stockholders................................    7
  Comparative per Share Market Price
    Information.................................    7
Summary Selected Historical Consolidated
  Financial Data................................    8
Summary Historical Oil and Gas Reserve
  Information...................................    9
Summary Unaudited Pro Forma Combined Financial
  and Reserve Data of Mission Resources.........   10
Unaudited Pro Forma Combined Financial Data of
  Mission Resources.............................   11
Summary Pro Forma Oil and Gas Reserve Data of
  Mission Resources.............................   12
Comparative Per Share Data......................   13
Risk Factors....................................   14
  Risks Relating to the Merger..................   14
  Risk Factors Relating to the Business of
    Mission Resources After the Merger..........   16
Market Price and Dividend Information...........   23
  Historical Market Prices of Bellwether and
    Bargo.......................................   23
  No History of Dividends and No Dividends
    Expected in the Foreseeable Future..........   23
The Annual Meeting and Action by Written
  Consent.......................................   24
  Time and Place................................   24
  Purpose of the Annual Meeting and Action by
    Written Consent.............................   24
  Voting and Record Dates.......................   25
  Bellwether Proxies............................   25
  Bargo Written Consents........................   26
  Solicitation of Proxies and Written
    Consents....................................   27
  Voting Agreements.............................   27
Mission Resources -- The Combined Company.......   28
The Merger......................................   29
  Background of the Merger......................   29
  Reasons for the Merger -- Bargo...............   32
  Reasons for the Merger -- Bellwether..........   34
  Opinions of Bargo's Financial Advisor.........   36
  Opinion of Bellwether's Financial Advisor.....   44
  Accounting Treatment..........................   50



                                                  PAGE
                                                  ----
  Opinion as to Material U.S. Federal Income Tax
    Consequences of the Merger..................   51
  Board of Directors and Management of Mission
    Resources Following the Merger..............   51
  Interests of Certain Persons in the Merger....   52
  Employment Agreements.........................   54
  Financing for the Merger......................   54
  Appraisal Rights..............................   54
  Termination of Trading of Bargo Common
    Stock.......................................   54
Terms of the Merger Agreement...................   55
  Effective Time of the Merger..................   55
  Manner and Basis of Converting Shares.........   55
  Surrender and Exchange of Stock
    Certificates................................   56
  Representations and Warranties................   57
  Conduct of Business Prior to the Merger.......   57
  Limitation on Discussing or Negotiating Other
    Acquisition Proposals.......................   58
  Certain Additional Agreements.................   58
  Conditions to the Merger......................   59
  Termination of the Merger Agreement...........   61
  Termination Fees and Expenses.................   61
Material U.S. Federal Income Tax Consequences of
  the Merger....................................   63
Tax Consequences to Holders of Bargo Common
  Stock.........................................   64
Tax Consequences to Holders of Bargo Preferred
  Stock.........................................   64
Tax Consequences to Bellwether..................   64
Tax Consequences to Bargo and the Other Members
  of Bargo's Consolidated Group.................   64
Tax Consequences to Bellwether Stockholders.....   65
Selected Historical Consolidated Financial and
  Operating Data................................   66
Unaudited Pro Forma Condensed Combined Financial
  Statements of Mission Resources...............   68
Management's Discussion and Analysis of
  Financial Condition and Results of Operations
  of Bellwether.................................   77
  General.......................................   77
  Financing Activities..........................   77
  Liquidity and Capital Resources...............   79
  Outlook.......................................   79
  Results of Operations.........................   80
  Other Matters.................................   83
  Market Risk Disclosure; Hedging...............   84
Information about Bellwether....................   86
Management's Discussion and Analysis of
  Financial Condition and Results of Operations
  of Bargo Energy Company.......................   96
  General.......................................   96
  Results of Operations.........................   96
  Liquidity and Capital Resources...............   97
  Inflation.....................................   98
  Market Risk Disclosure; Hedging...............   99
  New Accounting Pronouncements.................  101
Information About Bargo.........................  102
  Overview......................................  102
  Oil and Gas Properties........................  102
  East Texas Region.............................  102
  Gulf Coast Region.............................  103
  Permian Region................................  103
  Midcontinent Area.............................  104
  Oil and Gas Reserves..........................  105

                                                  PAGE
                                                  ----
  Productive Wells..............................  105
  Acreage.......................................  106
  Drilling Activities...........................  106
  Title to Properties...........................  106
  Oil and Gas Marketing and Major Customers.....  106
  Competition...................................  107
  Regulation....................................  107
  Employees.....................................  109
  Legal Proceedings.............................  109
Management of Bargo.............................  109
  Executive Compensation........................  110
  Employment Agreements, Deferred Salary and
    Benefits....................................  111
  Options Granted in Last Year..................  112
  Aggregated Option Exercises in Last Year and
    Year End Option Values......................  112
  Stock Option and Award Plan...................  112
Certain Transactions of Bargo...................  113
Security Ownership of Bargo's Principal
  Shareholders..................................  114
Comparison of Stockholder Rights................  116
Description of Bellwether Capital Stock.........  118
  Common Stock..................................  118
  Preferred Stock...............................  119
  Delaware Anti-Takeover Law....................  119
  Provisions of Bellwether's Certificate of
    Incorporation and Bylaws....................  119
  Number of Directors; Filling Vacancies;
    Removal.....................................  120
  No Stockholder Action by Written Consent;
    Special Meetings............................  120
  Advance Notice Provisions for Stockholders
    Nominations and Stockholder Proposals.......  120
  Limitations on Liability and Indemnification
    of Officers and Directors...................  121
  Bellwether's Rights Plan......................  121
  Listing.......................................  122
  Transfer Agent and Registrar..................  122
Approval of Amendment to the Bellwether
  Certificate of Incorporation..................  122
  General.......................................  122



                                                  PAGE
                                                  ----
  Changes in Capitalization.....................  122
  Recommendation of the Bellwether Board; Vote
    Required for Approval.......................  123
Amendment to 1996 Stock Incentive Plan..........  123
  General.......................................  123
  Terms of the 1996 Plan and Agreements.........  124
  Federal Income Tax Consequences...............  125
Election of Directors of Bellwether.............  127
  Directors and Executive Officers..............  127
  Information Concerning the Operation of the
    Bellwether Board............................  129
  Compensation Committee Interlocks and Insider
    Participation...............................  130
  Compensation of Directors.....................  130
  Executive Compensation........................  131
  Executive Employment Contracts................  131
  Options Granted in Last Year..................  133
  Aggregated Option Exercises in Last Year and
    Year End Option Values......................  134
  Long-Term Incentive Plan Awards in 2000.......  134
  1994 Plan.....................................  134
  1996 Plan.....................................  134
  Report of Compensation Committee on Executive
    Compensation................................  134
  Compensation Committee Report.................  135
  Audit Committee Report........................  136
Transactions with Related Persons...............  137
  Relationship with Torch and Affiliates........  137
Performance Graph...............................  139
Security Ownership of Bellwether's Principal
  Stockholders..................................  140
Section 16(a) Beneficial Ownership Reporting
  Compliance....................................  141
Ratification of Independent Auditors............  141
Experts.........................................  142
Legal Matters...................................  142
Bellwether Stockholder Proposals................  143
Where You Can Find More Information.............  143
Glossary of Oil and Gas Terms...................  145


LIST OF ANNEXES

Annex A  -- Agreement and Plan of Merger

Annex B  -- Opinion of JPMorgan, a division of Chase Securities Inc.

Annex C  -- Opinion of Johnson Rice & Company, L.L.C.
Annex D -- Proposed Amendment to Bellwether's Certificate of Incorporation Annex E -- Article 5.12 of the Texas Business Corporation Act
Annex F  -- Bellwether Audit Committee Charter

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: WHAT WILL HAPPEN IN THE MERGER?

A: The proposed merger will combine the business of Bellwether and Bargo. As a result of the merger, Bargo will cease to exist, and Bellwether will continue as a public company, but its name will change. We refer to the combined companies after the merger as "Mission Resources."

Q: WHY ARE BELLWETHER AND BARGO MERGING?

A We believe that the merger will create a stronger exploration and production company. We believe the merger will:


     - Create a larger company with the ability to grow through acquisitions. The merger is expected to position Mission Resources for further consolidation among small independent exploration and production companies, and for the acquisition of oil and gas properties in its core areas of the Permian Basin and the onshore/offshore Gulf Coast regions. We believe that Mission Resources' enhanced asset base and financial position will allow it to pursue acquisitions on a more effective basis than either of the companies could have on an individual basis.


     - Increase the reserve life of Bellwether's proved reserves. Mission Resources' pro forma production for 2000 divided by its pro forma net proved reserves at December 31, 2000, referred to as its reserve life index, was nine years compared with Bellwether's six-year reserve life. A longer reserve life generally results in longer and more stable cash flow and typically is less capital intensive than shorter life reserves.

     - Add significantly to Bellwether's current production and reserve base and enhance growth prospects. The merger will add 12 MBOE per day of production, none of which is subject to hedges, increasing Mission Resources' pro forma average daily production to 23.0 MBOE per day. The merger will more than double Bellwether's reserve base from 31.6 MMBOE to
       78.5 MMBOE as of December 31, 2000. The combined complementary reserve base will increase the prospect inventory and enhance the potential to further increase production from existing properties.

     - Improve financial flexibility. We believe the merger will give Mission Resources a larger capital base and more efficient access to capital, at a lower cost, than either Bellwether or Bargo has individually. In addition, Mission Resources should be better positioned to fund future growth or reduce leverage through the possible sale of equity and/or through the divestiture of non-core properties.


     - Expand capital base and trading liquidity. At an assumed price of $8.00 per share at the close of the merger, the number of outstanding shares of Mission Resources common stock will be approximately 24.0 million with a total market value of $192.0 million. This represents a 68% increase over Bellwether's current market value. We believe that the larger trading base and the expanded size and scope of Mission Resources' operations will increase investor awareness of Mission Resources.


     - Expand and strengthen Bellwether's management resources. Jonathan Clarkson, who has over 25 years of experience both as a banker and executive officer in the independent energy sector, including positions as chief financial officer of United Meridian Corporation and Ocean Energy, Inc., will join Mission Resources as President and Chief Financial Officer. He will join Douglas Manner, Bellwether's Chairman and Chief Executive Officer, who has over 23 years of experience in the oil and gas business, including as Vice President and Chief Operating Officer of Gulf Canada Resources Limited and as Senior Vice President of Ryder Scott Company Petroleum Engineers.


     - Create cost savings. Given the complementary nature of their operations, the merger is expected to result in significant cost savings. Mission Resources expects to reduce costs in the combined operations by $4.0 million per year through cost savings under its existing outsourcing agreements, consolidation of corporate headquarters, elimination of duplicative staff and expenses, realization of operating expense efficiencies and other savings.

     - Provide Bargo shareholders immediate cash liquidity and the opportunity for continued investment appreciation. The merger consideration provides Bargo shareholders immediate cash liquidity on their investment and provides the opportunity for longer-term gains with their continued investment in Mission Resources.

Q: HOW WILL THE MERGER AFFECT BARGO COMMON SHAREHOLDERS? WHAT WILL BARGO COMMON
   SHAREHOLDERS RECEIVE FOR THEIR SHARES?

A: If the average closing price of Bellwether's common stock for the 20 trading days ending three trading days prior to the closing of the merger is between $7.00 and $9.00, Bellwether will pay an estimated $293.1 million for Bargo, including assumed debt of Bargo. Bellwether will pay approximately $200.2 million for all of the common stock, preferred stock, options and warrants of Bargo. Bellwether will pay an estimated $139.3 million for all of the common stock of Bargo on a fully diluted basis assuming exercise of all stock options and warrants of Bargo. This consideration will be payable as follows:

        - $59.3 million in cash; and

        - $80.0 million in Mission Resources common stock valued at the average closing price.


   If the average closing price of the Bellwether common stock is between $7.00 and $9.00, holders of Bargo common stock would therefore receive $1.26 per share. The value of the consideration to be received per share of Bargo common stock will be greater than $1.26 if the average closing price of Bellwether common stock is greater than $9.00 and will be less than $1.26 if the average closing price of Bellwether common stock is less than $7.00. In addition, the proportion of the consideration paid in cash for Bargo common stock will change slightly if employees of Bargo exercise their stock options before the closing. Bargo does not expect that optionholders, other than Mr. Goff, will exercise their options prior to the merger. We estimate that the merger consideration will be payable $0.45 in cash and the balance in between
   0.090 and 0.116 shares of Bellwether common stock for each share of Bargo common stock. We have described the effect on the merger consideration of changes in the average price of the Bellwether common stock and the number of options exercised prior to the closing date under the heading "Terms of the Merger Agreement -- Manner and Basis of Converting Shares" on page 55.


Q: HOW WILL THE MERGER AFFECT BARGO PREFERRED SHAREHOLDERS? WHAT WILL BARGO
   PREFERRED SHAREHOLDERS RECEIVE IN THE MERGER?

A: Bargo preferred shareholders will receive $50.0 million in cash, the redemption price of their preferred stock, plus approximately $10.9 million in accrued and unpaid declared dividends to the closing date. Bargo may redeem the preferred stock prior to the merger for the same price.

Q: WHAT WILL HAPPEN TO BARGO'S STOCK OPTIONS IN THE MERGER?

A: Immediately prior to the closing of the merger, Bargo will purchase for cash stock options representing 70% of the value of the options based on the consideration to be received by Bargo common shareholders in the merger. The remainder of the options will be converted into options to purchase Mission Resources common stock. Employees may exercise their vested Bargo options prior to the merger, in which case they will receive the same consideration as other holders of Bargo common stock in the merger.

Q: WHAT WILL HAPPEN AT THE BELLWETHER MEETING IN ADDITION TO VOTING ON THE
   MERGER?

A: In addition to voting on the merger, the Bellwether meeting will also constitute Bellwether's annual meeting, at which Bellwether stockholders will vote on the following additional matters:

   - An amendment to Bellwether's certificate of incorporation to increase its authorized capital stock from 31.0 million shares to 65.0 million shares,
     60.0 million shares of which will be common stock and 5.0 million shares of which will be preferred stock;

   - An amendment to Bellwether's 1996 incentive stock option plan to increase the number of shares of common stock subject to the plan by 2.0 million shares or, if the merger is not approved, by 500,000 shares;

   - The election of eight director nominees to serve until the next annual meeting of Bellwether directors or until their successors are elected or appointed and qualified. If the merger is approved, four of these directors will resign, the size of Mission Resources' board will be reduced to seven members and three designees of Bargo will be appointed to the board; and

   - The ratification of KPMG LLP as Bellwether's auditors for its fiscal year ending December 31, 2001.

   If the merger is not approved, Bellwether's certificate of incorporation will not be amended.

Q: WILL BELLWETHER STOCKHOLDERS RECEIVE ANY SHARES IN THE MERGER?

A: No. Bellwether stockholders will continue to hold the common stock they own at the time of the merger. You may exchange your certificates representing Bellwether common stock for certificates representing Mission Resources common stock after the merger.

Q: WHERE WILL MY SHARES BE TRADED AFTER THE MERGER?

A: Your Mission Resources common stock will be quoted on The Nasdaq National
   Market System under the symbol "MSSN".

Q: WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: We expect to complete the merger within one business day after the Bellwether annual meeting.

Q: HOW DO I VOTE AT THE BELLWETHER ANNUAL MEETING?


A: If you own Bellwether common stock, after reading this document, indicate on the enclosed proxy how you want to vote, sign it and mail it in the enclosed return envelope as soon as possible so that your shares will be represented at the Bellwether annual meeting. In order to assure that we obtain your vote, please vote as instructed on your proxy card, even if you plan to attend the Bellwether annual meeting in person. If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be counted as a vote in favor of the proposals submitted at the Bellwether annual meeting. You may revoke your proxy on or before the day of the Bellwether annual meeting by following the instructions on page 26. You then may either change your vote or attend the Bellwether annual meeting and vote in person.


Q: HOW DO I VOTE MY SHARES OF BARGO COMMON OR PREFERRED STOCK IN THE WRITTEN
   CONSENT SOLICITATION?

A. If you own Bargo common or preferred stock, after reading this document, indicate on the enclosed written consent form how you want to vote, sign it and mail it in the enclosed return envelope as soon as possible so that your shares will be counted in the Bargo written consent solicitation. In order to insure that we receive your vote by written consent, please indicate how you want to vote, sign the consent and return it to Bargo as soon as possible. You may revoke your written consent by signing a written consent with a later date and delivering it to Bargo prior to the date of the Bellwether annual meeting. If you sign and send in a Bargo written consent without indicating how you want to vote, your written consent will be voted in favor of the merger and adoption of the merger agreement.

   Bargo shareholders who own a majority of the voting power of Bargo common stock and preferred stock have agreed to execute a written consent approving the merger. Approval of the merger by Bargo stockholders is therefore assured.

Q: WHAT HAPPENS IF I DO NOT SUBMIT A PROXY OR VOTE BY WRITTEN CONSENT ON THE
   MERGER?

A: If a Bellwether stockholder does not submit a proxy or vote at the meeting, or if a Bargo shareholder does not vote for the merger by written consent, it will have the effect of voting against the merger.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE THEM
   FOR ME?

A: Your broker will not be able to vote your Bellwether shares or sign a written consent for your Bargo shares in connection with the merger without instructions from you. Also, if you are a Bellwether stockholder, your broker will not be able to vote your shares in connection with the amendments to Bellwether's certificate of incorporation and stock option plan without instructions from you. You should instruct your broker to vote your shares, following the procedure provided by your broker. For the election of directors and ratification of KPMG LLP as Bellwether's auditors, your broker will have the right to vote your Bellwether shares held in street name.

Q: SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. After the merger, if you are a Bargo shareholder we will send written instructions on how to exchange your Bargo stock certificates for cash and certificates representing Mission Resources common stock.

Q: AM I ENTITLED TO APPRAISAL RIGHTS?

A: Bargo common and preferred shareholders may be entitled to dissenters' rights of appraisal in connection with the merger under Texas law, subject to compliance with the procedures of Article 5.12 of the Texas Business Corporation Act. Any holder of Bargo common or preferred stock who does not consent to the merger will receive appraisal rights. When we send holders of Bargo common or preferred stock a letter of transmittal to exchange their shares of Bargo common stock for cash and Mission Resources common stock, we will include instructions which indicate how to exercise your appraisal rights if you desire to do so. If you do not make a timely demand for appraisal rights, you will lose them. Voting against the merger does not constitute a timely demand of appraisal rights. You will not be entitled to receive the cash and Mission Resources common stock paid in the merger if you exercise your appraisal rights.

   Bellwether stockholders will not be entitled to dissenter's rights of appraisal under Delaware law in connection with the merger.

Q: IS THE MERGER TAXABLE?

A: Bargo and Bellwether each expect the merger to be tax free to the extent
   Bargo common shareholders receive stock in the merger. The cash portion of the merger consideration is expected to be taxable as capital gains to Bargo common shareholders. The consideration, if any, received by the Bargo preferred shareholders in the merger is expected to constitute ordinary income to the extent received for declared but unpaid dividends. To the extent that cash received other than for declared but unpaid dividends exceeds such shareholder's tax basis in his preferred stock, he will recognize gain, which may be taxable as ordinary income.

   It is a condition to closing that we receive opinions from our legal counsel that the merger will constitute a reorganization for U.S. federal income tax purposes, and that neither Bellwether, Bargo, nor, except to the extent described above, the Bargo shareholders will recognize any gain or loss for U.S. federal income tax purposes in the merger. These opinions will not be delivered if total cash consideration that will be paid in the merger to Bargo preferred and common shareholders in exchange for their stock exceeds 60% of the total consideration that will be so paid in the merger to Bargo preferred and common shareholders. The total cash consideration may exceed 60% of the total consideration if the value of the Bellwether common stock is less than $7.00 on the closing date of the merger. In the event this threshold is met and the opinions are not delivered, Bellwether or Bargo may waive the condition that it received tax opinion that the merger will constitute a reorganization for federal income tax purposes. In this case Bellwether and Bargo will file a post-effective amendment to this proxy statement. Bellwether and Bargo will amend this joint proxy statement/prospectus to describe the tax consequences of the merger and will deliver it to stockholders of Bellwether and Bargo to resolicit proxies and written consents previously granted.


   Please review carefully the information under the caption "Material U.S. Federal Income Tax Consequences of the Merger" beginning on page 63 for a description of the material U.S. federal income tax consequences of the merger. The tax consequences to you will depend on your own situation. Please consult your tax advisors for a full understanding of the tax consequences of the merger to you.

Q: WHY ARE YOU PROPOSING THE AMENDMENT TO THE 1996 STOCK INCENTIVE PLAN?

A: We are proposing an amendment to increase the number of shares reserved for issuance under the 1996 Stock Incentive Plan by 2.0 million shares (500,000 shares if the merger is not approved) to permit additional grants of options and other awards to Bellwether employees and employees of Bargo that become employees of Mission Resources pursuant to the merger. Under the 1996 plan, no more shares are currently available for issuance.

Q: ARE THERE ANY RISKS IN THE MERGER THAT I SHOULD CONSIDER?

A: Yes. There are risks associated with all business combinations, including the proposed merger. In particular, you should be aware that the amount of cash to be received by Bargo shareholders will change if outstanding Bargo stock options are exercised prior to the closing. Also, the number of shares of Bellwether common stock issued to Bargo shareholders is equal to $80.0 million divided by the average closing price of the Bellwether common stock for the 20 trading days ending on the third day prior to the closing date. If the average trading price is greater than $9.00, the average trading price will be deemed to be $9.00, and if less than $7.00, the average trading price will be deemed to be $7.00. Accordingly, the number of shares of Bellwether common stock that Bargo shareholders will receive will not change if the average market price is more or less than those amounts. We have described this risk and other risks in more detail under "Risk Factors."

Q: WHO CAN HELP ANSWER MY QUESTIONS?


A: If you have more questions about the merger, please call the Investor
   Relations department of Bellwether at (713) 495-3000 or Bargo at (713) 236-9792. In addition, stockholders of Bellwether may contact MacKenzie Partners, Inc., Bellwether's proxy solicitor, who may be called toll-free at 1-800-322-2885.


Q: WHERE CAN I FIND MORE INFORMATION ABOUT THE COMPANIES?

A: Both companies file periodic reports with the Securities and Exchange
   Commission. You may read and copy this information at the SEC's public reference facilities. Please call the SEC at 1-800-SEC-0330 for information about these facilities. This information is also available through the Internet at the Edgar database maintained by the SEC at http://www.sec.gov.

                                    SUMMARY


     This summary primarily summarizes the material information from this document and does not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the other available information referred to under "Where You Can Find More Information" on page 143. The merger agreement is included as Annex A to this document. It is the legal document that governs the merger. We have included page references parenthetically to direct you to more complete descriptions of the topics presented in this summary. If you are not familiar with the terms used to describe the assets and operations of oil and gas companies, you should read "Glossary of Oil and Gas Terms" on page 145.


THE COMPANIES

                         BELLWETHER EXPLORATION COMPANY
                             1331 LAMAR, SUITE 1455
                           HOUSTON, TEXAS 77010-3039
                                 (713) 495-3000

     Bellwether is an independent oil and gas exploration and production company engaged in the acquisition, exploitation, development, exploration and production of oil and gas properties. Bellwether owns a diversified portfolio of domestic and international properties, including properties in southeastern New Mexico, West Texas, the Gulf Coast region of Texas and Louisiana (on and offshore) and Latin America.

     During 2000, Bellwether had net income of $32.2 million, or $2.27 per share on a diluted basis. Bellwether generated earnings before interest, taxes, depreciation, depletion and amortization of $68.0 million during 2000. As of December 31, 2000, Bellwether had estimated net proved reserves of approximately
19.1 MMBbls of oil, which represented 61% of total proved reserves, and 74.7 Bcf of natural gas.

                              BARGO ENERGY COMPANY
                           700 LOUISIANA, SUITE 3700
                              HOUSTON, TEXAS 77002
                                 (713) 236-9792

     Bargo is an independent oil and gas company engaged primarily in the acquisition, exploitation and development of oil and gas properties in the Permian Basin, Gulf Coast, Mid-Continent and East Texas.

     During 2000, Bargo had net income allocable to common shareholders after preferred stock dividends of $17.3 million, or $.17 per share on a diluted basis. Bargo generated earnings before interest, taxes, depreciation, depletion, amortization and charges for an extraordinary item of $74.4 million during 2000. As of December 31, 2000, Bargo had pro forma estimated net proved reserves of approximately 34.2 MMBbls of oil, which represented 73% of total proved reserves, and 76.1 Bcf of natural gas, which represented 27% of total proved reserves, for a total of 46.9 MMBOE. These reserves exclude reserves attributable to Bargo's California Coles Levee properties which were sold on January 12, 2001.


THE MERGER (SEE PAGES 29-62)


     Pursuant to the merger agreement Bargo will merge with and into Bellwether, and Bellwether will change its name to Mission Resources Corporation.

     In the merger, holders of Bargo common stock will receive a total of $80.0 million in Mission Resources common stock and $59.3 million in cash, or $1.26 per share if all outstanding Bargo options and warrants were exercised prior to the closing. However, Mission Resources will issue no more than

11,428,571 shares of common stock ($80.0 million divided by $7.00) and will issue no less than 8,888,889 shares of common stock ($80.0 million divided by $9.00). As a result, if the value of the Bellwether common stock is less than $7.00, holders of Bargo's common stock will receive Mission Resources common stock valued at less than $80 million and if the value of the Bellwether common stock is greater than $9.00, holders of Bargo common stock will receive Mission Resources common stock valued at more than $80.0 million. The following table illustrates the consideration to be received in the aggregate by holders of Bargo common stock and options and warrants to purchase common stock in the merger under two option exercise scenarios and under three different Bellwether common stock price scenarios:


                                    NO ADDITIONAL OPTIONS EXERCISE             ALL OUTSTANDING OPTIONS EXERCISE
VALUE OF BELLWETHER            -----------------------------------------   -----------------------------------------
COMMON STOCK                   CASH(1)   STOCK(1)    TOTAL     PER SHARE   CASH(2)   STOCK(2)    TOTAL     PER SHARE
-------------------            -------   --------   --------   ---------   -------   --------   --------   ---------
                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
$6.00........................  $56,412   $68,571    $124,983     $1.16     $59,327   $68,571    $127,898     $1.16
$7.00 to $9.00...............  $56,412   $80,000    $136,412     $1.26     $59,327   $80,000    $139,327     $1.26
$10.00.......................  $56,412   $88,889    $145,301     $1.34     $59,327   $88,889    $148,216     $1.34

---------------


(1) Represents the amount of cash and value of stock to be issued to holders of Bargo common stock, options and warrants assuming that none of the vested options or warrants (except those beneficially owned by Tim Goff) are exercised.



(2) Represents the amount of cash and the value of stock to be issued to holders of Bargo common stock, options and warrants assuming all options and warrants are exercised prior to closing.



     The merger agreement does not require Bargo option holders to exercise their options prior to the closing. Bargo will purchase 70% of the value of options that are not exercised prior to the closing for cash, and the remaining value of the options will become options to purchase Mission Resources common stock. The purchase price paid by Bargo for unexercised options and the number of shares of Mission Resources common stock to be issued upon exercise of the converted options will be deducted from the total consideration payable to holders of common stock in the merger. Because the purchase of options reduces the number of shares that would be outstanding if the options were exercised, the purchase and conversion of the options will not affect the total consideration received per share of Bargo common stock. However, because the portion of total consideration paid in cash is greater for options than for Bargo common stock, the effect of exercising options prior to closing is to increase the percent of total consideration paid to shareholders in cash. Tim J. Goff, the chief executive officer of Bargo, has agreed to exercise all vested options and warrants he beneficially owns prior to the merger. There are an additional 8,984,506 options which are vested and could be exercised prior to the merger. The following table compares the proportion of common stock and cash to be received by holders of Bargo common stock at different average Bellwether common stock prices if none of these holders exercise their options and if all of these holders exercise assuming in both cases that Mr. Goff exercises all options and warrants beneficially owned by him.


                                                   NO ADDITIONAL OPTIONS   ALL ADDITIONAL VESTED
                                                         EXERCISED           OPTIONS EXERCISED
                                                   ---------------------   ---------------------
VALUE OF BELLWETHER COMMON STOCK                   CASH    STOCK   TOTAL   CASH    STOCK   TOTAL
--------------------------------                   -----   -----   -----   -----   -----   -----
$6.00............................................  $0.47   $0.69   $1.16   $0.50   $0.66   $1.16
$7.00 to $9.00...................................  $0.45   $0.81   $1.26   $0.49   $0.77   $1.26
$10.00...........................................  $0.45   $0.89   $1.34   $0.49   $0.85   $1.34

     The value of the Bellwether common stock included in the foregoing discussion is the average price of the Bellwether common stock for the 20 trading days ending on the third trading day prior to the closing of the merger. This may not be the price of the Bellwether common stock on the date of the merger, or the price of the Mission Resources common stock following the merger.


OUR RECOMMENDATIONS TO STOCKHOLDERS (SEE PAGES 32-36)


     The members of the Bellwether board who voted on the merger unanimously approved the merger, and recommended that Bellwether stockholders vote in favor of the merger. One of Bellwether's directors abstained from voting on the merger because he owns stock in Bargo and another director was unavailable for the meeting of directors. In addition, those Bellwether directors unanimously recommended that Bellwether stockholders vote in favor of the amendment to Bellwether's certificate of incorporation, the amendment to the 1996 plan, the nominees for director and the ratification of KPMG, LLP as Bellwether's auditors. The board of directors of Bargo unanimously approved the merger and recommended adoption of the merger agreement by Bargo's shareholders.


OPINIONS OF FINANCIAL ADVISORS (SEE PAGES 36-50)


     In deciding to recommend the merger, we considered opinions from our respective financial advisors.

     Bellwether received a written opinion from its financial advisor, Johnson Rice & Company, LLC, to the effect that as of the date of such opinion, the merger consideration to be paid to the Bargo shareholders in the merger is fair to the Bellwether stockholders, from a financial point of view.


     Bargo received a written opinion from its financial advisor, JPMorgan, a division of Chase Securities Inc., to the effect that as of the date of such opinion, the merger consideration to be received by the holders of outstanding Bargo common stock in the merger is fair, from a financial point of view, to those holders of Bargo common stock.


     The full texts of these opinions describe the basis and assumptions on which they were rendered and are attached hereto as Annexes B and C. You should read these opinions in their entirety.


BOARD OF DIRECTORS AND MANAGEMENT OF MISSION RESOURCES FOLLOWING THE MERGER (SEE PAGES 51-52)


     If the merger is approved, four existing Bellwether directors will resign as directors of Bellwether and the size of the board will be reduced to seven. The remaining Bellwether directors will fill those vacancies with three Bargo designated directors to serve on the Mission Resources board after the merger. As a result, following the merger, the Mission Resources board will consist of four individuals designated by Bellwether, each of whom currently serves on the Bellwether board, and three individuals designated by Bargo, each of whom currently serves on the Bargo board. After the merger, the management of Mission Resources will include the following executive officers:

NAME                              CURRENT POSITION         POSITION WITH MISSION RESOURCES
----                              ----------------         -------------------------------
Douglas G. Manner            Chairman of the Board,        Chairman of the Board and Chief
                               Chief Executive Officer       Executive Officer
                               and President of
                               Bellwether
Jonathan M. Clarkson         President, Chief Operating    President, Chief Financial
                               Officer and Director of       Officer and Director
                               Bargo
Daniel P. Foley              Senior Vice President --      Senior Vice President --
                               Corporate Finance of          Corporate Finance
                               Bellwether
Joseph G. Nicknish           Vice President --             Senior Vice President --
                               Engineering of Bargo          Operations and Exploitation
Kent A. Williamson           Senior Vice President --      Senior Vice President --
                               Engineering of Bellwether     Planning and Exploration


THE ANNUAL MEETING AND ACTION BY WRITTEN CONSENT (SEE PAGES 24-27)


     Bellwether. At the Bellwether annual meeting, holders of Bellwether common stock will be asked to adopt the merger agreement. In addition, Bellwether stockholders will be asked to:

     - approve an amendment to Bellwether's certificate of incorporation to increase Bellwether's authorized capital stock from 31.0 million shares to 65.0 million shares if the merger is approved;

     - approve an amendment to Bellwether's 1996 Stock Incentive Plan to increase the number of shares reserved for issuance under the 1996 Plan by 2.0 million, or if the merger is not approved, by 500,000 shares;

     - elect eight directors to serve until the 2002 annual meeting of stockholders or until their successors are elected and qualified, or until they earlier resign; and

     - ratify the selection of KPMG LLP as Bellwether's independent auditors for the fiscal year ending December 31, 2001.

     Bargo. The board of directors of Bargo is soliciting the vote, by written consent, of holders of Bargo common and preferred stock to approve the merger. Holders of a majority of the voting power of the Bargo common stock and preferred stock have agreed to execute written consents approving the merger agreement. Approval of the merger by Bargo stockholders is therefore assured.


RECORD DATES (SEE PAGE 25)


     Bellwether. You can vote at the annual meeting of Bellwether stockholders if you owned Bellwether common stock at the close of business on March 30, 2001.

     Bargo. The record date for holders of Bargo common stock and preferred stock entitled to execute a written consent is April 10, 2001.


VOTES REQUIRED (SEE PAGES 25-26)


     Bellwether. Each share of Bellwether common stock will be entitled to one vote at the annual meeting.

     Adoption of the merger agreement and the amendment to Bellwether's certificate of incorporation requires the affirmative vote of a majority of the outstanding shares of Bellwether common stock. Abstentions and broker non-votes will be the equivalent of a "no" vote on the merger and amendment to Bellwether's certificate of incorporation.

     Adoption of the amendment to the 1996 Plan and ratification of auditors requires the affirmative vote of a majority of the shares of Bellwether common stock present in person or proxy at the annual meeting. Abstentions will be the equivalent of a "no" vote because they are considered present at the annual meeting for these matters. Broker non-votes will not be considered present at the annual meeting for these matters so that broker non-votes will have the effect of reducing the number of affirmative votes required to achieve a majority vote by reducing the total number of shares from which the majority is calculated.

     The election of directors requires the affirmative vote of the holders of a plurality of shares of common stock present and voting, in person or by proxy, at the annual meeting. Abstentions and broker non-votes have no effect on determinations of plurality except to the extent that they affect the total votes received by any particular candidate.

     Bargo. Approval of the merger agreement by Bargo requires the affirmative vote of a majority of the voting power of the Bargo common stock and the preferred stock, voting separately as a class. Holders of Bargo common stock and preferred stock with enough shares to approve the merger have agreed to execute a written consent to approve the merger. Each share of Bargo common stock and preferred stock is entitled to one vote per share in the consent solicitation.


VOTING AGREEMENTS (SEE PAGE 27)


     In connection with the signing of the merger agreement, directors, executive officers and stockholders of Bellwether and Bargo entered into voting agreements to vote all of their shares of common stock in favor of the merger agreement and, in the case of Bellwether, the other matters to be acted upon at the annual meeting. The total number of shares of Bellwether common stock subject to these voting agreements represents approximately 9.1% of the outstanding shares of Bellwether common stock and the total number of shares of Bargo stock subject to these voting agreements represents approximately 80.9% of the outstanding shares of Bargo common stock and 94.6% of the outstanding shares of Bargo preferred stock.


SHARE OWNERSHIP OF MANAGEMENT (SEE PAGES 114-116 AND 140-141)


     Bellwether. As of the record date for the Bellwether annual meeting, there were 14,046,233 shares of Bellwether common stock outstanding. Directors and executive officers of Bellwether own approximately 2% of the shares entitled to vote at the Bellwether annual meeting.


     Bargo. As of the record date for the Bargo consent solicitation, there were 87,935,885 shares of Bargo common stock and 5,000,000 shares of preferred stock outstanding. Directors and executive officers of Bargo beneficially own approximately 20.6% of the outstanding common stock and 10.0% of the preferred stock.



RISKS ASSOCIATED WITH THE MERGER (SEE PAGES 14-22)


     You should be aware of and carefully consider the risks relating to the merger described under "Risk Factors." These risks include the possible difficulties in combining two companies that have previously operated independently.


ACCOUNTING TREATMENT (SEE PAGE 50)


     The merger will be accounted for by Bellwether under the "purchase" method of accounting.


CONDITIONS TO THE MERGER (SEE PAGES 56-60)


     In addition to the approval for trading of the shares of Mission Resources common stock to be issued in the merger on The Nasdaq National Market System, we will complete the merger only if the conditions to the merger are satisfied, including the following:

     - the adoption and approval of the merger agreement by the Bellwether stockholders and the Bargo shareholders;

     - the receipt of tax opinions from counsel for each of Bellwether and Bargo that the merger constitutes a tax free reorganization under Section 368(a); and

     - the absence of any law or court order that prohibits the merger.

     Either of us may choose to complete the merger even though a condition has not been satisfied if the law allows us to do so.


TERMINATION OF THE MERGER AGREEMENT (SEE PAGE 61)


     We can agree to terminate the merger agreement at any time. In addition, either of us can unilaterally terminate the merger agreement in various circumstances, including the following:

     - if the merger has not been completed by July 16, 2001,

     - if the stockholders of either company fail to approve the merger agreement as described in this document; and

     - if either of our boards determines that its fiduciary duties require termination.


     The merger agreement can be terminated in other circumstances which are described on page 61.



TERMINATION BY BARGO IF BELLWETHER'S STOCK TRADES BELOW $6.00 (SEE PAGE 61)


     In addition, Bargo may terminate the merger agreement if the average of the closing prices of Bellwether's common stock over any ten consecutive trading days from the date of the merger agreement until the closing of the merger is less than $6.00. Bargo may only terminate the merger agreement for this reason if it sends Bellwether a termination notice within five business days after any such ten day period.


TERMINATION FEES (SEE PAGES 61-62)


     If the merger agreement is terminated by either party in specific circumstances involving a business transaction with a third party, the party entering into the other business transaction will be required to pay the other party to the merger agreement a termination fee of $7.5 million and the expenses of such other party up to $750,000.


INTERESTS OF CERTAIN PERSONS IN THE MERGER THAT DIFFER FROM YOUR INTERESTS (SEE PAGES 52-53)


     Some of Bellwether's directors and officers have interests in the merger that differ from, or are in addition to, your interests as stockholders of Bellwether. These interests include:

     - Mr. Bryan, a director of Bellwether, owns 1,061,750 shares of common stock of Bargo. Mr. Bryan also owns approximately 23% of Torch Energy Advisors Incorporated, on a fully diluted basis, which together with its subsidiaries, provides outsourcing services to Bellwether and Bargo, and will provide such services to Mission Resources following the merger. Mr. Bryan's interests were disclosed to and considered by Bellwether's board in connection with their consideration of the merger. Mr. Bryan abstained from voting on the merger agreement because of these interests.

     - Options under Bellwether's stock option plans will vest as a result of the merger and become immediately exercisable.

     - Executive officers of Bellwether will be granted stock options pursuant to the merger agreement.

     Some of Bargo's directors and officers have interests in the merger that differ from, or are in addition to, your interests as shareholders of Bargo. These interests include:

     - Mr. Goff, Bargo's chief executive officer, will receive a cash payment under his change of control agreement and may receive a cash payment under his non-compete agreement;

     - the designation of three members of the Bargo board to the board of directors of Mission Resources;

     - stock options will vest either pursuant to existing change of control agreements or the action of Bargo's board of directors and, pursuant to the merger agreement, option holders will receive cash from Bargo prior to the merger and options to purchase common stock from Mission Resources after the completion of the merger;

     - two executive officers of Bargo have entered into employment agreements with Mission Resources that will become effective upon completion of the merger; and

     - officers of Bargo who will become officers or directors of Mission Resources will be granted stock options pursuant to the merger agreement.

     In total, executive officers and directors of Bargo who will become executive officers or directors of Mission Resources following the merger will receive payments pursuant to existing change of control agreements of $500,000 and, assuming an average price of Bellwether common stock of $8.00, $9.5 million in aggregate merger consideration as a result of the vesting of their unvested Bargo stock options. In addition, options of executive officers and directors of Bellwether to purchase 466,668 shares of Bellwether common stock will vest in connection with the merger, and result in a non-cash charge to operations in the period of the merger. In addition, directors and executive officers of Bellwether and Bargo who become directors and executive officers of Mission Resources will receive options to purchase 450,000 and 450,000 shares of Mission Resources common stock, respectively. Options granted to executive officers of Bargo and Bellwether will have an exercise price equal to the closing price of the Bellwether common stock on the closing date of the merger. One-third of these options will vest at the closing of the merger and the remaining two-thirds will vest equally over two years. These options were granted to executive officers and other employees of Bargo and Bellwether as incentive compensation and to align their interests with those of stockholders.


NO SOLICITATION (SEE PAGE 58)


     We have each agreed not to initiate or engage in any discussions with another party regarding a business combination while the merger is pending.


MATERIAL DIFFERENCES IN THE RIGHTS OF STOCKHOLDERS (SEE PAGES 116-118)


     Bargo is a Texas corporation and Bellwether is a Delaware corporation. Upon completion of the merger, your rights as stockholders of Mission Resources will be governed by its charter and bylaws, and Delaware law. Bargo shareholders should consider the fact that the Mission Resources charter and bylaws and Delaware law will differ in some material respects from Bargo's charter and bylaws and Texas law.


COMPARATIVE PER SHARE MARKET PRICE INFORMATION (SEE PAGE 23)



     Bellwether's common stock is quoted on The Nasdaq National Market System and Bargo's common stock is quoted on the Over-the-Counter Bulletin Board. On January 24, 2001, the last full trading day prior to public announcement of the merger, Bellwether's common stock closed at $9.22 per share and the last reported sale price of Bargo's common stock was $1.72 per share. On April 16, 2001, Bellwether's common stock closed at $8.27 per share and the last reported sale price of Bargo's common stock was $1.05 per share. We urge you to obtain current market quotations before making any decision with respect to the merger.

            SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA


     The following information should be read in conjunction with the historical consolidated financial statements of Bellwether and Bargo included elsewhere in this document.


                         BELLWETHER EXPLORATION COMPANY
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1998       1999        2000
                                                              --------   --------   -----------
Revenues and Expense Data:
 Oil and gas revenues.......................................  $ 73,652   $ 68,264    $112,253
 Gas plant revenues.........................................     3,170      3,830       6,070
 Interest and other income..................................     1,347      1,335         957
                                                              --------   --------    --------
       Total revenues.......................................    78,169     73,429     119,280
 Production expense.........................................    25,381     21,532      30,509
 Transportation costs.......................................       435        316         270
 Disposition of hedges(1)...................................        --         --       8,671
 Gas plant expenses.........................................     1,967      2,366       2,677
 Impairment expenses........................................    73,899         --          --
 General and administrative expenses........................     8,459      7,848       9,138
 Depreciation, depletion and amortization...................    39,688     23,863      32,654
 Interest expense...........................................    11,660     11,845      15,375
 Provision (benefit) for income taxes.......................    (6,069)    (3,154)    (12,222)
                                                              --------   --------    --------
       Total expenses.......................................   155,420     64,616      87,072
                                                              --------   --------    --------
Net income (loss) available to common shareholders..........  $(77,251)  $  8,813    $ 32,208
                                                              ========   ========    ========
Earnings (loss) per common share............................  $  (5.50)  $   0.64    $   2.32
Earnings (loss) per common share -- diluted.................  $  (5.50)  $   0.63    $   2.27
Cash flows from operating activities, before changes in
 assets and liabilities.....................................  $ 30,372   $ 30,768    $ 62,634
EBITDA(2)...................................................  $ 41,927   $ 41,367    $ 68,015
Balance Sheet Data (at end of period):
 Long-term debt, net of current maturities..................  $104,400   $130,000    $125,450
 Stockholders' equity.......................................  $ 14,489   $ 23,314    $ 56,960
 Total assets...............................................  $131,196   $171,761    $221,545

                              BARGO ENERGY COMPANY
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                               ------------------
                                                                1999       2000
                                                               -------   --------
Revenues and Expense Data:
 Oil and gas revenues.......................................   $19,134   $124,777
 Interest and other income..................................         8        255
                                                               -------   --------
       Total revenues.......................................    19,142    125,032
                                                               -------   --------
 Production expense.........................................     7,685     40,279
 General and administrative expenses........................     3,659     10,341
 Depreciation, depletion and amortization...................     4,898     18,707
 Interest expense...........................................     2,378     14,619
 Provision (benefit) for income taxes.......................      (141)    16,208
 Extraordinary loss on conversion of debt...................        --      1,533
                                                               -------   --------
       Total expenses.......................................    18,479    101,687
                                                               -------   --------
Net income..................................................       663     23,345
Redeemable preferred stock dividends, including accretion...    (3,473)    (6,035)
                                                               -------   --------
Net income (loss) available to common shareholders..........   $(2,810)  $ 17,310
                                                               =======   ========
Earnings (loss) per common share............................   $ (0.04)  $   0.20
Earnings (loss) per common share -- diluted.................   $ (0.04)  $   0.17
Cash flows from operating activities........................   $ 2,361   $ 54,958
EBITDA and extraordinary item(2)(3).........................   $ 7,790   $ 74,157
Balance Sheet Data (at end of period):
 Long-term debt, net of current maturities..................   $20,780   $ 85,000
 Stockholders' equity.......................................   $ 4,293   $ 21,603
 Total assets...............................................   $84,539   $195,497


---------------

(1) Non-recurring charge incurred due to disposition of gas hedges associated with production from properties sold in the fourth quarter of 2000.


(2) EBITDA is earnings before interest expense, income tax expense, depreciation, depletion and amortization. EBITDA is presented because it is a commonly used measure of a company's cash flows and a widely accepted financial indication of a company's ability to service and incur debt. EBITDA should not be considered as an alternative to earnings (loss) as an indicator of operating performance or to cash flow from operations as a measure of liquidity. EBITDA presented here may not be comparable to similarly titled measures reported by other companies.



(3)The extraordinary item included in this calculation is a $1.5 million non-cash charge in 2000 related to conversion of debt.

               SUMMARY HISTORICAL OIL AND GAS RESERVE INFORMATION

    The following tables set forth summary information with respect to Bellwether's and Bargo's estimated net proved oil and gas reserves as of December 31, 2000. The reserve information includes reserves attributable to non-strategic assets sold by Bargo subsequent to December 31, 2000, including Bargo's California Coles Levee properties.

                                                                                      BARRELS OF OIL
                                                            CRUDE OIL   NATURAL GAS     EQUIVALENT
                                                             (MBBLS)      (MMCF)          (MBOE)
                                                            ---------   -----------   --------------
Net Proved Reserves:
  Bellwether:
    United States:
      Developed..........................................    10,581       68,757          22,041
      Undeveloped........................................       743        5,972           1,738
                                                             ------       ------          ------
         Total...........................................    11,324       74,729          23,779
                                                             ======       ======          ======
    Ecuador:
      Developed..........................................     2,135           --           2,135
      Undeveloped........................................     5,678           --           5,678
                                                             ------       ------          ------
         Total...........................................     7,813           --           7,813
                                                             ======       ======          ======
    Total:
      Developed..........................................    12,716       68,757          24,176
      Undeveloped........................................     6,421        5,972           7,416
                                                             ------       ------          ------
         Total...........................................    19,137       74,729          31,592
                                                             ======       ======          ======
  Bargo:
    United States:
      Developed..........................................    32,482       70,968          44,310
      Undeveloped........................................    16,010       24,113          20,029
                                                             ------       ------          ------
         Total...........................................    48,492       95,081          64,339
                                                             ======       ======          ======

                                                               (IN THOUSANDS)
                                                               --------------
Discounted present value (pretax):
  Bellwether U.S. ..........................................      $497,921
  Bellwether Ecuador........................................        48,087
                                                                  --------
         Total Bellwether...................................      $546,008
                                                                  ========
  Bargo.....................................................      $786,661
                                                                  ========
Standardized measure of proved reserves:
  Bellwether U.S. ..........................................      $393,582
  Bellwether Ecuador........................................        29,510
                                                                  --------
         Total Bellwether...................................      $423,092
                                                                  ========
  Bargo.....................................................      $517,215
                                                                  ========


   Reserve volumes and present values were calculated using year end prices and costs held constant. Average prices used to calculate reserve quantities and present values were $20.94 per Bbl and $9.63 per Mcf in the case of Bellwether and $25.79 per Bbl and $9.62 per Mcf in the case of Bargo. Discounted pre-tax present values do not represent the fair market value of the Bellwether or Bargo properties. See "Glossary of Oil and Gas Terms" beginning on page 145 for a description of the standardized measure of proved reserves. The foregoing discounted present values and standardized measures of proved reserves do not include the effects of hedging or other derivative contracts not specific to a property. Including the effects of hedging, the discounted pretax present value attributable to Bellwether's U.S. properties is reduced by $57.5 million and Bellwether's Ecuador properties have no impact as there are no hedges on the Ecuador production and Bargo's properties are reduced by $13.5 million. The standardized measure of proved reserves attributable to Bellwether's U.S. properties is reduced by $35.7 million and Bellwether's Ecuador properties have no impact as mentioned above and Bargo's properties are reduced by $8.4 million, including the effects of hedging. During the fourth quarter of 2000, Bellwether sold oil and gas properties with approximately 6.4 MMBOE, or about 17%, of estimated net proved reserves as of December 31, 1999. These properties were not included in the proved reserves as of year-end 2000.

   SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL AND RESERVE DATA OF MISSION
                                   RESOURCES

     The following tables set forth summary unaudited pro forma combined financial and reserve data which give effect to the merger, accounted for as a purchase, and the following pro forma adjustments:

     - the sale by Bellwether during 2000 of oil and gas properties for net proceeds of $45.9 million as if such sales took place at the start of the year presented;

     - the purchase by Bargo of oil and gas properties from Texaco for $161.1 million in March 2000 and the related financing, as if the purchase and financing took place at the start of the year presented; and

     - the sale of Bargo's California Coles Levee properties in January 2001 for total proceeds of $39.5 million and the February 2001 auction sale of Bargo's non-core properties for $16.7 million as if the sale took place at the start of the year presented.

     The summary unaudited pro forma financial data do not reflect Bargo's sale of non-core assets in 15 transactions for total net proceeds of approximately $59.0 million.


     For financial accounting purposes, Bellwether allocated the purchase price of $293.1 million as follows: $255.7 million to properties and equipment, $4.1 million to unevaluated properties, $1.9 million to other properties, $3.9 million to working capital and $27.5 million to goodwill and intangible assets. The allocation to property and equipment was made based on the present value, discounted at 15%, of future net revenues attributable to estimated net proved reserves. Prices used in the allocation of property and equipment were the December 31, 2000 forward prices received from a third party source and are as follows:



                                                              OIL PER BBL    GAS PER MCF
                                                              -----------    -----------
2001........................................................     24.86          6.49
2002........................................................     22.84          4.48
2003........................................................     21.73          3.87
2004........................................................     21.30          3.77
2005........................................................     21.06          3.77
2006........................................................     20.82          3.79
2007........................................................     20.72          3.83
2008........................................................     20.72          3.87
2009........................................................     20.72          3.92
2010........................................................     20.72          3.96
Thereafter..................................................     20.72          3.96



Costs were escalated at 2.4% per annum. The balance of $27.5 million allocated to goodwill and intangible assets reflects the value of the anticipated benefits to Mission Resources of the merger. These benefits are described under "The Merger -- Reasons for the Merger -- Bellwether."


     The unaudited pro forma combined financial data are not necessarily indicative of the results of operations or the financial position that would have occurred had the merger been consummated at January 1, 2000, nor is it necessarily indicative of future results of operations or financial position. The unaudited pro forma combined financial data should be read together with the historical financial statements of Bellwether incorporated by reference into this document and of Bargo included elsewhere in this document.

        UNAUDITED PRO FORMA COMBINED FINANCIAL DATA OF MISSION RESOURCES
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  2000
                                                              ------------
Revenue and Expense Data:
  Oil, gas and gas plant revenues...........................    $225,048
  Interest and other income.................................       1,212
                                                                --------
          Total revenues....................................     226,260
                                                                --------
  Production and gas plant expense..........................      69,944
  Transportation costs......................................         547
  General and administrative expenses.......................      18,918
  Depreciation, depletion and amortization..................      46,503
  Disposition of hedges(1)..................................       8,671
  Interest expense..........................................      39,365
  Provision (benefit) for income taxes......................      (3,738)
  Amortization of goodwill..................................       1,375
                                                                --------
          Total expenses....................................     181,585
                                                                --------
  Net income................................................    $ 44,675
                                                                ========
  Earnings per common share.................................    $   1.93
  Earnings per common share-diluted.........................    $   1.91
  Cash flow from operations.................................    $ 84,569
  EBITDA(2).................................................    $128,180
Balance Sheet Data (at end of period):
  Total assets..............................................    $525,740
  Working capital...........................................    $    469
  Long-term debt, net of current maturities(3)..............    $269,612
  Stockholders' equity......................................    $136,177


---------------

(1) Non-recurring charge incurred due to disposition of gas hedges associated with production from properties sold in the fourth quarter of 2000.

(2) EBITDA is earnings before interest expense, income tax expense, depreciation, depletion and amortization. EBITDA is presented because it is a commonly used measure of a company's cash flows and a widely accepted financial indication of a company's ability to service and incur debt. EBITDA should not be considered as an alternative to earnings (loss) as an indicator of operating performance or to cash flow from operations as a measure of liquidity. EBITDA presented here may not be comparable to similarly titled measures reported by other companies.


(3) Between December 31, 2000 and March 14, 2001, Bellwether and Bargo have repaid $20 million of this bank indebtedness through payments from operating cash flow and proceeds from property sales.

        SUMMARY PRO FORMA OIL AND GAS RESERVE DATA OF MISSION RESOURCES

     The following table sets forth summary pro forma information with respect to Mission Resources' combined estimated net proved oil and gas reserves as of December 31, 2000. This reserve information does not include reserves attributable to Bargo's California Coles Levee properties, which were sold subsequent to December 31, 2000.

                                                                               BARRELS OF OIL
                                                     CRUDE OIL   NATURAL GAS    EQUIVALENTS
                                                      (MBBLS)      (MMCF)          (MBOE)
                                                     ---------   -----------   --------------
Net Proved Reserves:
  United States:
     Developed....................................    39,977       123,272         60,522
     Undeveloped..................................     5,590        27,537         10,180
                                                      ------       -------         ------
          Total...................................    45,567       150,809         70,702
                                                      ======       =======         ======
  Ecuador:
     Developed....................................     2,135            --          2,135
     Undeveloped..................................     5,678            --          5,678
                                                      ------       -------         ------
          Total...................................     7,813            --          7,813
                                                      ======       =======         ======
  Total:
     Developed....................................    42,112       123,272         62,657
     Undeveloped..................................    11,268        27,537         15,858
                                                      ------       -------         ------
          Total...................................    53,380       150,809         78,515
                                                      ======       =======         ======

                                                               (IN THOUSANDS)
Discounted present value (pretax):
  United States.............................................     $1,064,914
  Ecuador...................................................         48,087
                                                                 ----------
          Total.............................................     $1,113,001
                                                                 ==========
Standardized measure of proved reserves:
  United States.............................................     $  774,517
  Ecuador...................................................         29,510
                                                                 ----------
          Total.............................................     $  804,027
                                                                 ==========


     Reserve volumes and present values were calculated using year-end prices and costs held constant. Average prices used to calculated reserve quantities and present values were $20.94 per Bbl and $9.63 per Mcf in the case of Bellwether and $25.79 per Bbl and $9.62 per Mcf in the case of Bargo. Discounted pre-tax present values do not represent the fair market value of the Bellwether or Bargo properties. See "Glossary of Oil and Gas Terms" beginning on page 145 for a description of the standardized measure of proved reserves. The foregoing discounted present values and standardized measures of proved reserves do not include the effects of hedging or other derivative contracts not specific to a property.

                           COMPARATIVE PER SHARE DATA

     The following table sets forth historical per share data for Bellwether and Bargo and unaudited pro forma and combined per share data after giving effect to the merger under the purchase method of accounting.


                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  2000
                                                              ------------
Historical -- Bargo
  Earnings (Loss) Per Share:
     Basic..................................................     $0.20
     Diluted................................................     $0.17
  Book Value Per Share -- Diluted...........................     $0.21
Historical -- Bellwether
  Earnings Per Share:
     Basic..................................................     $2.32
     Diluted................................................     $2.27
  Book Value Per Share -- Diluted...........................     $4.02
Pro Forma Combined -- Unaudited
  Earnings Per Share:
     Basic..................................................     $1.93
     Diluted................................................     $1.91
  Book Value Per Share -- Diluted...........................     $5.82

                                  RISK FACTORS


     In deciding whether to approve the merger, you should consider the following risks related to the merger and to your investment in Mission Resources following the merger. You should consider carefully these risks along with the other information in this document.



RISKS RELATING TO THE MERGER


  We may not realize the benefits of integrating our companies

     To be successful after the merger, we will need to combine and integrate the operations of our separate companies into one company. It will require substantial management attention and could detract attention away from the day-to-day business of the combined company. We could encounter difficulties in the integration process, such as the loss of key employees, customers or suppliers. If we cannot integrate our businesses successfully, we may fail to realize the benefits we expect to realize from the merger, including any expected cost savings.

  If the Bellwether common stock trades under $7.00 or over $9.00, then Bargo shareholders will receive a fixed number of Bellwether shares, not a fixed value and so you may not know the value of the consideration to be paid for the Bargo common stock when you vote on or consent to the merger

     In the merger, Bargo common stock will be converted into cash and Bellwether common stock. The total amount of Bellwether common stock to be received by holders of Bargo's common stock, options and warrants will equal $80 million divided by the average closing price of the Bellwether common stock for the 20 trading days ending on the third trading day prior to the closing day of the merger. Bellwether will not, however, issue more than 11,428,571 shares of common stock in the merger. As a result, if the applicable average closing price of Bellwether is less than $7.00, the value of the Bellwether common stock issued to holders of Bargo common stock will be based on $7.00 rather than the average price. In addition, Bellwether will issue at least 8,888,889 shares of common stock in the merger. Consequently, if the relevant average closing price of Bellwether common stock is greater than $9.00 per share, the value of the Bellwether common stock issued to Bargo common shareholders will be based on $9.00 rather than the average price.

  If the value of Bellwether's common stock is less than $7.00, the merger may be taxable to Bargo and the Bargo shareholders.


     It is a condition to closing that we receive opinions from our legal counsel that the merger will constitute a reorganization for U.S. federal income tax purposes and that neither Bellwether, Bargo, nor, except with respect to the cash portion of the merger consideration and the cash received for declared but unpaid dividends, the Bargo shareholders will recognize any gain or loss for U.S. federal income tax purposes in the merger. These opinions will not be delivered if total cash consideration that will be paid in the merger to Bargo preferred and common shareholders in exchange for their stock exceeds 60% of the total consideration that will be so paid in the merger to Bargo preferred and common shareholders. The total cash consideration may exceed 60% of the total consideration if the value of the Bellwether common stock is less than $7.00 on the closing date of the merger. In the event this threshold is met and the opinions are not delivered, Bellwether or Bargo may waive the condition that it receive a tax opinion that the merger will constitute a reorganization for federal income tax purposes. In this case Bellwether and Bargo will file a post-effective amendment to this joint proxy statement/prospectus. Bellwether and Bargo will amend this joint proxy statement/prospectus to describe the tax consequences of the merger and will deliver it to stockholders of Bellwether and Bargo to resolicit proxies and written consents previously granted.

  You will not know the proportion of consideration to be paid in cash and common stock when you vote on the merger because the amount of cash to be received by Bargo shareholders will depend on the number of options exercised prior to the closing date of the merger


     Immediately prior to the closing of the merger, Bargo will purchase options having an aggregate value of 70% of the value of all Bargo options for cash and the remaining portion of Bargo options will convert into options to purchase Mission Resources common stock. Bargo options exercised prior to the closing will not be repurchased, but the stock received from the exercise will be converted into cash and stock in the same manner as other Bargo common stock outstanding at the closing. The amount of cash paid for options will reduce the amount of cash paid to holders of common stock in the merger. As a result, if holders of options exercise their options prior to the closing, the proportion of the merger consideration paid in cash to Bargo shareholders will proportionately increase, and the proportion of Bellwether common stock paid to Bargo shareholders will decrease. Mr. Goff, Bargo's chief executive officer, has agreed to exercise vested options and warrants beneficially owned by him prior to the closing of the merger. An additional 8,984,507 Bargo options are vested and may be exercised prior to the closing. If none of these additional options is exercised, the cash portion of the consideration paid per share of Bargo stock will be $0.45 and if all of these options are exercised, the cash portion will be $0.49.


  Your interests may not be represented in the merger because several directors and executive officers of Bargo and Bellwether have interests in the merger different from the interests of other stockholders


     Some of the directors of Bellwether and Bargo are parties to agreements, own interests, or participate in other arrangements that give them interests in the merger that are different from your interests as a stockholder of Bellwether or Bargo. Bellwether stockholders should consider these interests in voting on the merger. We have described these different interests under "The
Merger -- Interests of Certain Persons in the Merger" on page 52.


  Bellwether will incur significant charges and expenses as a result of the merger which will not be available to fund its operations

     We expect to incur approximately $11.2 million of costs related to the merger. These expenses will include investment banking fees, bank commitment fees, legal, accounting and reserve engineering fees, and printing costs, transition costs and other related charges. We may also incur unanticipated costs in the merger.

  Mission Resources' higher levels of indebtedness may limit its financial and operating flexibility

     You should consider that Mission Resources will have higher levels of debt and interest expense than either company on a stand-alone basis. Following the merger, Mission Resources' long-term debt, on a pro forma basis as of December 31, 2000, would have been $269.6 million compared with $125.5 million for Bellwether and $85.0 million for Bargo. The level of combined indebtedness after the merger will have important effects on Mission Resources' future operations, including:

     - A substantial portion of Mission Resources' cash flow will be used to pay interest and principal on debt and will not be available for other purposes.

     - Mission Resources' bank credit facility will contain financial tests which it must satisfy in order to continue to borrow funds under the facility. Failure to meet these tests may be a default under the bank credit facility.

     - Covenants in Bellwether's $100.0 million senior subordinated notes, which will remain outstanding, will require Mission Resources to meet financial tests to borrow additional money, which may have the effect of limiting Mission Resources' flexibility in reacting to changes in its business and its ability to fund future operations and acquisitions.

     - Mission Resources' ability to refinance existing debt or to obtain additional financing for capital expenditures and other purposes may be limited.

     - Mission Resources may have more leverage than its competitors, which may place it at a competitive disadvantage.

     - Mission Resources may be unable to adjust rapidly to changing market conditions.


     These considerations may make Mission Resources more vulnerable than a less leveraged competitor in the event of a downturn in its business or general economic conditions.



RISK FACTORS RELATING TO THE BUSINESS OF MISSION RESOURCES AFTER THE MERGER



 Oil and gas prices are volatile and were depressed until recently.



     Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond our control. These factors include:



     - weather conditions in the United States,



     - the condition of the United States economy,



     - the actions of the Organization of Petroleum Exporting Countries,



     - governmental regulation,



     - political stability in the Middle East and elsewhere,



     - the foreign supply of oil and gas,



     - the price of foreign imports, and



     - the availability of alternate fuel sources.



     During 2000 oil prices were higher than in the three previous years and natural gas prices were at record high levels. Any substantial and extended decline in the price of oil or gas would have an adverse effect on the carrying value of Mission Resources' proved reserves, borrowing capacity, ability to obtain additional capital, and revenues, profitability and cash flows.



     Volatile oil and gas prices make it difficult to estimate the value of producing properties in connection with acquisitions and often cause disruption in the market for oil and gas producing properties as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and exploitation, development and exploration projects.



     The availability of a ready market for our oil and natural gas production also depends on a number of factors, including the demand for and supply of oil and natural gas and the proximity of reserves to, and the capacity of, oil and natural gas gathering systems, pipelines or trucking and terminal facilities. Wells may temporarily be shut-in for lack of a market or due to inadequacy or unavailability of pipeline or gathering system capacity.



 Mission Resources may not be able to replace reserves which have been produced.



     Mission Resources' future performance will depend upon its ability to find, develop and acquire additional oil and gas reserves that are economically recoverable. The proved reserves of Mission Resources will generally decline as those reserves are depleted. Mission Resources therefore must locate and develop or acquire new oil and gas reserves to replace those being depleted by production. No assurances can be given that Mission Resources will be able to find and develop or acquire additional reserves at an acceptable cost.

  Mission Resources may not be successful in acquiring and developing oil and gas properties.



     The rapid growth of Bellwether and Bargo in recent years has been attributable in significant part to domestic and, to a less significant part with respect to Bellwether, international acquisitions of oil and gas properties. Mission Resources expects to continue to evaluate and, where appropriate, pursue acquisition opportunities on terms management considers favorable to Mission Resources. There can be no assurance that suitable acquisition candidates will be identified in the future, or that Mission Resources will be able to finance such acquisitions on favorable terms. In addition, Mission Resources will compete against other companies for acquisitions, and there can be no assurances that Mission Resources will be successful in the acquisition of any material property interests. Further, there can be no assurances that any future acquisitions made by Mission Resources will be integrated successfully into Mission Resources' operations or will achieve desired profitability objectives.



 Mission Resources' review of the merits and deficiencies of acquisitions may not reveal all existing or potential problems.



     The successful acquisition of producing properties requires an assessment of:



     - recoverable reserves,



     - future production rates,



     - exploration and exploitation potential and timing,



     - future oil and natural gas prices,



     - operating costs,



     - infrastructure requirements,



     - potential environmental and other liabilities, and



     - other factors beyond our control.



     In connection with such an assessment, Mission Resources will perform a review of the properties that it believes to be generally consistent with industry practices. Nonetheless, the resulting assessments are inexact and their accuracy is inherently uncertain, and such a review may not reveal all existing or potential problems, nor will it necessarily permit Mission Resources to become sufficiently familiar with the properties to fully assess their merits and deficiencies. Inspections may not always be performed on every well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken. In addition, sellers of properties may be unwilling or financially unable to indemnify Mission Resources for known or unknown liabilities at the time of an acquisition.



 Mission Resources may make acquisitions which will change the nature of our operations and business.



     Significant acquisitions can change the nature of the operations and business of Mission Resources depending upon the character of the acquired properties, which may be substantially different in operating and geologic characteristics or geographic location than existing properties. While Mission Resource's operations will be focused in Texas, Louisiana, offshore California, the Gulf of Mexico, and Ecuador there is no assurance that Mission Resources will not pursue acquisitions or properties located in other geographic areas.



 Mission Resources may not be successful in drilling productive wells that will recover all or any portion of its investment.



     Drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered. There can be no assurance that new wells drilled by Mission Resources will be productive or that Mission Resources will recover all or any portion of its investment. Drilling for oil and natural gas may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. The cost of drilling, completing and operating wells is often uncertain and cost overruns are common. Mission Resource's drilling operations may be curtailed, delayed or canceled as a result of numerous factors, many of which are beyond Mission Resource's control, including:



     - title problems,



     - weather conditions,



     - compliance with governmental requirements, and



     - shortages or delays in the delivery of equipment and services.



 Mission Resources may be unable to generate cash flows if it is unable to raise capital.



     Bellwether and Bargo make, and after the merger Mission Resources will continue to make, substantial capital expenditures for the exploitation, exploration, acquisition and production of oil and gas reserves. Historically, Bellwether and Bargo have financed these expenditures primarily with the sale of securities, proceeds from bank borrowings, and cash flow from operations. We believe Mission Resources will have sufficient cash flow provided by operating activities, the proceeds of equity offerings and borrowings under bank debt to fund planned capital expenditures. If revenues or Mission Resource's borrowing base decrease as a result of lower oil and gas prices, operating difficulties or declines in reserves, Mission Resources may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that additional debt or equity financing or cash generated by operations will be available to meet these requirements.



 Mission Resources' level of indebtedness may limit its ability to borrow additional funds and its flexibility in pursuing business opportunities.



     Mission Resources' level of indebtedness will have several important effects on its future operations, including:



     - a substantial portion of Mission Resources' cash flow from operations must be dedicated to the payment of interest on its indebtedness and will not be available for other purposes,



     - covenants contained in Mission Resources' debt obligations will require Mission Resources to meet certain financial tests, and other restrictions will limit its ability to borrow additional funds or to dispose of assets and may affect Mission Resources' flexibility in planning for, and reacting to, changes in its business, including possible acquisition activities, and



     - Mission Resources' ability to obtain financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired.



     Mission Resources ability to meet its debt service obligations and to reduce its total indebtedness will be dependent upon Mission Resources' future performance, which will be subject to general economic conditions and to financial, business and other factors affecting the operations of Mission Resources, many of which are beyond its control. There can be no assurance that Mission Resources' future performance will not be adversely affected by such economic conditions and financial, business and other factors.



 Turmoil in foreign countries may affect Mission Resources' foreign investments. Mission Resources' foreign investments may subject Mission Resources to the jurisdiction of foreign courts.



     Bellwether was the successful bidder for a marginal field in Ecuador in 1998. Contract negotiations with the Ecuadorian government were completed in late 1999 with operations beginning January 2000. Operatorship of a second marginal field was acquired in July 2000. For these marginal fields, Bellwether and, after the merger, Mission Resources, partners with other companies in consortiums which are then party to the production sharing agreements with the Ecuadorian government. Bellwether (and, after the merger, Mission Resources) is 90% partner in the first consortium and 70% partner in the second consortium. In addition, on December 30, 1999, Bellwether acquired an interest in Carpatsky, which has operations in Ukraine. Operations in Ecuador, Ukraine and other areas outside of the United States in which Mission Resources may choose to do business, are subject to the various risks inherent to foreign operations. These risks may include, among other things, currency restrictions and exchange rate fluctuations, loss of revenue, property and equipment as a result of hazards such as expropriation, nationalization, war, insurrection and other political risks, risks of an increase in taxes and governmental policies governing operations of foreign-based companies, and other uncertainties arising out of foreign government sovereignty over Mission Resources' international operations. Mission Resources' international operations may also be adversely affected by laws and policies of the United States affecting foreign trade, taxation and investment. In addition, in the event of a dispute arising from foreign operations, Mission Resources may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of the courts of the United States.



 Replacement of the services provided by Torch would take time.



     Bellwether is, and after the merger Mission Resources will be, party to a Master Services Agreement with Torch Energy Advisors Incorporated, pursuant to which Torch performs certain administrative functions, including financial, accounting, marketing, legal and technical support. Bellwether believes that its relationship with Torch provides Bellwether access to professional, technical and administrative personnel not otherwise available to a company of its or, on a post-merger basis, Mission Resources' size. If the Master Services Agreement were terminated, it is likely that Mission Resources could, over time, hire experienced personnel and acquire the accounting and reporting systems and other assets necessary to replace Torch. However, the unanticipated termination of the Master Services Agreement could have a material adverse effect upon Mission Resources.



 Torch's outsourcing services may create a conflict of interest between Mission Resources and other energy companies.



     Mr. J. P. Bryan served as Chief Executive Officer of Bellwether from August 1999 through May 2000. He remained as Chairman of the Board throughout the year. Mr. Bryan is also Senior Managing Director of Torch and owns shares representing 23% of the shares of Torch on a fully diluted basis. Mr. Bryan also owns 1,061,750 shares of Bargo. A subsidiary of Torch provides outsourcing services to both Bellwether and Bargo and, after the merger, will provide such services to Mission Resources.



     Torch also renders outsourcing services to other independent oil and gas companies and may manage or render management or administrative services for other energy companies in the future. These services may include the review and recommendation of potential acquisitions. It is possible that conflicts may occur between Mission Resources and these other companies in connection with possible acquisitions or otherwise in connection with the services rendered by Torch. Although the Master Services Agreement will provide for procedures to reconcile conflicts of interest between these other companies and Mission Resources, no assurances can be made that such procedures will fully protect Mission Resources from losses which may occur if a conflict between Mission Resources and these other companies arises.



 Undue reliance should not be placed on reserve information because reserve information represents estimates.



     This document contains estimates of oil and gas reserves owned by Bellwether, Bargo and, on a pro forma basis, Mission Resources, and the future net cash flows attributable to those reserves. There are numerous uncertainties inherent in estimating quantities of proved reserves and cash flows attributable to such reserves, including factors beyond the control of Bellwether, Bargo and the reserve engineers. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner. The accuracy of an estimate of quantities of reserves, or of cash flows attributable to such reserves, is a function of:



     - the available data,



     - assumptions regarding future oil and gas prices and expenditures for future development and exploitation activities, and



     - engineering and geological interpretation and judgment.



     Additionally, reserves and future cash flows may be subject to material downward or upward revisions based upon production history, development and exploitation activities and prices of oil and gas. Actual future production, revenue, taxes, development expenditures, operating expenses, quantities of recoverable reserves and the value of cash flows from such reserves may vary significantly from the assumptions and estimates set forth herein. In addition, reserve engineers may make different estimates of reserves and cash flows based on the same available data. In calculating reserves on a oil equivalent basis, gas was converted to oil equivalent at the ratio of one Bbl of oil to six Mcf of gas. While this ratio approximates the energy equivalency of oil to gas on a Btu basis, it may not represent the relative prices received by Bellwether, Bargo or Mission Resources on the sale of its oil and gas production.



     The estimated quantities of proved reserves and the discounted present value of future net cash flows attributable to estimated proved reserves set forth herein were prepared in accordance with the rules of the SEC, and are not intended to represent the fair market value of such reserves.



 Mission Resources may not have production to offset hedges. By hedging Mission Resources may not benefit from price increases.



     Mission Resources may, from time to time, reduce its exposure to the volatility of oil and gas prices by hedging a portion of its production. In a typical hedge transaction, Mission Resources will have the right to receive from the counterparty to the hedge, the excess of the fixed price specified in the hedge over a floating price based on a market index, multiplied by the quantity hedged. If the floating price exceeds the fixed price, Mission Resources is required to pay the counterparty this difference multiplied by the quantity hedged. In such case, Mission Resources is required to pay the difference regardless of whether Mission Resources has sufficient production to cover the quantities specified in the hedge. Significant reductions in production at times when the floating price exceeds the fixed price could require Mission Resources to make payments under the hedge agreements even though such payments are not offset by sales of production. Hedging will also prevent Mission Resources from receiving the full advantage of increases in oil or gas prices above the fixed amount specified in the hedge.



 Weather, unexpected surface conditions and other unforeseen operating hazards may adversely impact Mission Resources oil and gas activities.



     Mission Resources' operations will be subject to risks inherent in the oil and gas industry, such as:



     - blowouts,



     - cratering,



     - explosions,



     - uncontrollable flows of oil, gas or well fluids,



     - fires,



     - pollution,



     - earthquakes, and



     - environmental risks.

     These risks could result in substantial losses to Mission Resources due to injury and loss of life, severe damage to and destruction of property and equipment, pollution and other environmental damage and suspension of operations. Moreover, a portion of Mission Resources' operations are offshore and therefore are subject to a variety of operating risks which occur in to the marine environment, such as hurricanes or other adverse weather conditions, to more extensive governmental regulation, including regulations that may, in certain circumstances, impose strict liability for pollution damage, and to interruption or termination of operations by governmental authorities based on environmental or other considerations.



     Mission Resources' operations could result in a liability for:



     - personal injuries,



     - property damage,



     - oil spills,



     - discharge of hazardous materials, and



     - remediation and clean-up costs and other environmental damages.



     Mission Resources could be liable for environmental damages caused by previous property owners. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could have a material adverse effect on Mission Resources' financial condition and results of operations. Mission Resources will maintain insurance coverage for its operations, including limited coverage for sudden environmental damages, but does not believe that insurance coverage for all environmental damages that occur over time is available at a reasonable cost. Moreover, Mission Resources does not believe that insurance coverage for the full potential liability that could be caused by sudden environmental damages is available at a reasonable cost. Accordingly, Mission Resources may be subject to liability or the loss of substantial portions of its properties in the event of certain environmental damages.



 Compliance with environmental and other government regulations could be costly and could negatively impact production.



     Bargo's and Bellwether's operations are, and Mission Resources' operations will be, subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations:



     - require the acquisition of a permit before drilling commences,



     - restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities,



     - limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas, and



     - impose substantial liabilities for pollution resulting from operations.



     Moreover, the recent trend toward stricter standards in environmental legislation and regulation is likely to continue. For instance, legislation has been proposed in Congress from time to time that would reclassify certain oil and gas exploration and production wastes as "hazardous wastes" which would make the reclassified wastes subject to much more stringent handling, disposal and clean-up requirements. If such legislation were to be enacted, it could have a significant impact on the operating costs of Mission Resources, as well as the oil and gas industry in general. Initiatives to further regulate the disposal of oil and gas wastes are also pending in certain states, and these various initiatives could have a similar impact on Mission Resources.



     The Oil Pollution Act of 1990 imposes a variety of regulations on "responsible parties" related to the prevention of oil spills. The implementation of new, or the modification of existing, environmental laws or regulations, including regulations promulgated pursuant to the Oil Pollution Act of 1990, could have a material adverse impact on Mission Resources.



 Competition within the oil and gas industry is intense.



     The oil and gas business is highly competitive. Although the merger will result in a larger combined company, many of Mission Resources' competitors will have substantially larger financial resources, staffs and facilities than Mission Resources. These larger competitors include other independent oil and gas producers such as Apache Corporation, Burlington Resources, Inc., Anadarko Petroleum Inc., and Ocean Energy, Inc.



 Cautionary statements concerning forward-looking statements



     This document includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995 about Bellwether, Bargo and Mission Resources that are subject to risks and uncertainties. All statements other than statements of historical fact included in this document are forward-looking statements. Forward-looking statements may be found under "Summary," "The Merger," "Management's Discussion and Analysis of Financial Condition and Results of Operations of Bargo Energy Company," "Information about Bargo," "Mission Resources -- The Combined Company," "Unaudited Pro Forma Condensed Combined Financial Statements of Mission Resources," and the risk factors in Bellwether's periodic reports filed under the Exchange Act and elsewhere in this document regarding the financial position, business strategy, production and reserve growth, possible or assumed future results of operations, and other plans and objectives for the future operations of Bellwether, Bargo or Mission Resources, and statements regarding integration of the businesses of Bellwether and Bargo and general economic conditions.



     Forward-looking statements are subject to risks and uncertainties and include information concerning cost savings from the merger. Although we believe that in making such statements our expectations are based on reasonable assumptions, such statements may be influenced by factors that could cause actual outcomes and results to be materially different from those projected.



     When used in this document, the words "should," "believes," "expects," "anticipates," "intends" or similar expressions are intended to identify such forward-looking statements. The following important factors, in addition to those discussed under "Risk Factors" and elsewhere in this document, could affect the future results of the energy industry in general, and Bellwether, Bargo and Mission Resources after the merger in particular, and could cause those results to differ materially from those expressed in such forward-looking statements:



     - the effect of changes in oil and gas prices, hedging activities and conditions in the capital markets;



     - risks incident to the drilling and operation of oil and gas wells;



     - future production and development costs;



     - the effect of existing and future laws and regulatory actions;



     - the political and economic climate in the foreign jurisdictions in which Mission Resources will conduct oil and gas operations;



     - a significant delay in the expected closing of the merger; and



     - competition from others in the energy industry.



     All written and oral forward-looking statements attributable to Bellwether or Bargo or persons acting on behalf of Bellwether, Bargo and Mission Resources are expressly qualified in their entirety by such factors. For additional information with respect to these factors, see "Where You Can Find More Information" on page 143.

                     MARKET PRICE AND DIVIDEND INFORMATION

HISTORICAL MARKET PRICES OF BELLWETHER AND BARGO

     Bellwether's common stock is quoted on The Nasdaq National Market System under the symbol "BELW." Bargo's common stock is quoted on the OTC Bulletin Board under the symbol "BARG." The following table sets forth the high and low trading prices per share of Bellwether common stock and the high and low bid prices of Bargo common stock on The Nasdaq National Market and OTC Bulletin Board, respectively. OTC Bulletin Board quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.


                                                          BELLWETHER     BARGO COMMON
                                                         COMMON STOCK        STOCK
                                                         -------------   -------------
                                                         HIGH     LOW    HIGH     LOW
                                                         -----   -----   -----   -----
1999
  First Quarter........................................  $5.56   $2.69   $0.51   $0.26
  Second Quarter.......................................  $5.75   $3.19   $0.47   $0.22
  Third Quarter........................................  $6.25   $4.00   $0.69   $0.16
  Fourth Quarter.......................................  $6.19   $3.88   $0.69   $0.25
2000
  First Quarter........................................  $7.25   $4.19   $3.00   $0.34
  Second Quarter.......................................  $9.88   $5.63   $1.88   $0.69
  Third Quarter........................................  $8.88   $6.69   $1.75   $1.00
  Fourth Quarter.......................................  $8.50   $5.88   $1.72   $0.69
2001
  First Quarter........................................  $9.88   $7.22   $1.72   $0.75
  Second Quarter (through April 16, 2001)..............  $8.75   $7.88   $1.16   $1.00


     On January 24, 2001, the last full trading day before the public announcement of the proposed merger, the closing price per share of Bellwether common stock on The Nasdaq National Market System was $9.22 and the last reported sale price per share of Bargo common stock on the OTC Bulletin Board was $1.72.

     As of March 1, 2001, there were approximately 761 record holders of Bellwether common stock, and there were approximately 825 record holders of Bargo common stock.

     There is currently no public trading market for the shares of Bargo preferred stock.

NO HISTORY OF DIVIDENDS AND NO DIVIDENDS EXPECTED IN THE FORESEEABLE FUTURE

     Neither Bellwether nor Bargo is currently paying dividends on its common stock. After the merger, Mission Resources expects that it will retain all available earnings generated by its operations for the development and growth of the business. Therefore, Mission Resources does not anticipate paying cash dividends on its common stock in the foreseeable future.


     Following the merger, Mission Resources will have outstanding $100 million of senior subordinated notes due 2007. The indenture for the notes provides that Mission Resources may not pay dividends in excess of an amount which increases based on its net income and decreases based on its net losses. Bellwether had substantial losses in 1998, primarily attributable to a full cost ceiling test write down of its oil and gas properties. As a result, Bellwether and, after the merger, Mission Resources may not pay dividends on its common stock. In addition, the credit facility Mission Resources will enter into in connection with the merger provides that Mission Resources cannot pay dividends. The credit facility is described under the heading "The Merger -- Financing for the Merger" on page 54.


     Bargo's credit facility limits Bargo's ability to pay dividends as discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations of Bargo Energy Company --

Liquidity and Capital Resources" on page 97. Additionally, as discussed under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations of Bellwether Exploration Company -- Capital Resources and Liquidity" on page 79, Bellwether's ability to pay dividends is also limited.


     Dividends on Bargo's preferred stock equal 10% per annum, subject to increase or decrease based on Bargo's ratio of assets to liabilities. Dividends on the preferred stock accrue quarterly and are payable if, as and when declared by the Board of Directors. Bargo has not paid any dividends on its preferred stock. As of March 30, 2001, accrued and unpaid dividends were $10,357,000.

                THE ANNUAL MEETING AND ACTION BY WRITTEN CONSENT

     The Bellwether board is using this document to solicit proxies from Bellwether stockholders for use at Bellwether's annual meeting of stockholders. Bargo's board is sending this document to its shareholders to solicit written consents from Bargo shareholders to approve the merger. In addition, this document constitutes a prospectus covering the issuance of Mission Resources common stock in the merger.

TIME AND PLACE

     The Bellwether annual meeting will be held at 10:00 a.m. Houston, Texas
time, on             , 2001, at                     .

     Bargo will not hold a meeting of its shareholders. Instead, as permitted by Texas law, Bargo will ask its shareholders to vote by signing written consents. The written consents will be effective upon the approval of the merger by Bellwether's stockholders. Ten of Bargo's shareholders who own enough stock to approve the merger have agreed to execute a written consent approving the merger.

PURPOSE OF THE ANNUAL MEETING AND ACTION BY WRITTEN CONSENT

     The purpose of the Bellwether's annual meeting is to consider and vote upon the adoption of the merger agreement. In addition, Bellwether stockholders will vote on the following proposals:

     - an amendment to Bellwether's certificate of incorporation to increase the number of shares of authorized capital stock from 31.0 million shares to
       65.0 million shares;

     - an amendment to Bellwether's 1996 stock incentive plan to authorize an additional 2.0 million shares under the plan or, if the merger is not approved, an additional 500,000 shares;

     - the election of eight directors of Bellwether to serve until the next annual meeting of directors and until their successors are elected and qualified, unless they sooner resign. If the merger is closed, four of these directors have agreed to resign and be replaced by three nominees of Bargo;

     - the ratification of KPMG LLP as auditors for the fiscal year ended December 31, 2001; and

     - any other matter which may properly come before the meeting.

Bellwether knows of no other matters to come before the annual meeting.

     Bellwether will amend its certificate of incorporation to increase its authorized capital stock only if the merger is also approved. Therefore, if all of the conditions to completing the merger are satisfied, we will close the merger even if Bellwether's certificate of incorporation is not amended to increased its authorized capital.

     The members of the Bellwether board participating in the board decision on the merger and related proposals unanimously recommend that Bellwether stockholders vote at the annual meeting to approve the merger, the amendments to Bellwether's certificate of incorporation, the amendment to Bellwether's 1996 stock incentive plan, the election of eight nominees to the Board of Directors and the ratification of KPMG LLP as Bellwether's auditors for the year ending December 31, 2001.

     The purpose of the Bargo written consent is to approve the merger agreement. The members of the Bargo board unanimously approved the merger and recommended that Bargo shareholders execute the written consent approving the merger.

VOTING AND RECORD DATES

     Only holders of record of shares of Bellwether common stock and Bargo common stock and preferred stock at the close of business on March 30, 2001 and April 10, 2001, respectively, are entitled to notice of and to vote at the Bellwether annual meeting or to sign written consents in the Bargo consent solicitation.

     Bellwether. The presence, in person or by proxy, of the holders of a majority of the shares of Bellwether common stock outstanding is necessary to constitute a quorum at the Bellwether annual meeting. Adoption of the merger agreement and the amendment to Bellwether's certificate of incorporation each requires the affirmative vote of a majority of the outstanding shares of Bellwether common stock. The election of directors requires the affirmative vote of the holders of a plurality of shares of common stock present and voting, in person or by proxy, at the annual meeting. Adoption of the amendment to the 1996 plan and ratification of accountants requires the affirmative vote of a majority of the shares of Bellwether common stock present in person or proxy at the annual meeting. Each share of Bellwether common stock will be entitled to one vote per share.


     On March 30, 2001, there were 14,046,233 shares of Bellwether common stock outstanding held by approximately 761 holders of record.


     Bargo. The affirmative vote by written consent by the holders of a majority of the voting power of Bargo common stock and preferred stock, voting separately as a class, is required to approve the merger agreement.


     On April 10, 2001 there were 87,935,885 shares of Bargo common stock outstanding and 5,000,000 shares of preferred stock held by approximately 825 and ten holders of record, respectively.


BELLWETHER PROXIES

     A proxy card will be sent to each holder of Bellwether common stock on the record date. If you receive a proxy card, you may grant a proxy vote on the proposals by marking and signing your proxy card and returning it to Bellwether. If you hold your Bellwether common stock in the name of a bank, broker or other nominee, you should follow the instructions of the bank, broker or nominee when voting your shares. All shares of Bellwether common stock represented by properly executed proxies received prior to or at the Bellwether annual meeting will be voted in accordance with the instructions indicated on such proxies. Proxies that have been revoked properly and on time will not be counted. If no instructions are indicated on a properly executed returned proxy, that proxy will be voted "FOR" adoption of the merger agreement, the amendment to Bellwether's certificate of incorporation, the amendment to the 1996 plan, each nominee for the Bellwether board and the ratification of KPMG LLP as Bellwether's accountants.

     Voting on the Merger, the Amendment to Bellwether's Certificate of Incorporation and the Amendment to Bellwether's 1996 Plan. In accordance with The Nasdaq National Market System rules, brokers and nominees who hold shares in street name for customers are precluded from exercising their voting discretion with respect to the approval or adoption of the merger agreement, the amendment to Bellwether's certificate of incorporation and the amendment to the 1996 plan. Thus, absent specific instructions from the beneficial owner of such shares, brokers and nominees will not be able to vote such shares with respect to the approval or adoption of those proposals. Shares represented by these "broker non-votes" will be counted for purposes of determining whether there is a quorum at the Bellwether annual meeting but will have the effect of a vote against the merger, the amendment to Bellwether's certificate of incorporation and the amendment to Bellwether's 1996 plan.

     A properly executed proxy marked "ABSTAIN," although counted for purposes of determining whether there is a quorum, will not be voted. Accordingly, if a Bellwether stockholder marks its proxy "ABSTAIN," that will have the effect of a vote against the merger, the amendment to Bellwether's certificate of incorporation and the amendment to Bellwether's 1996 plan. In addition, the failure to return a proxy will have the effect of a vote against the merger and the amendment to Bellwether's certificate of incorporation.

     Voting on the Election of Directors and Ratification of KPMG LLP. Unless they receive instructions from you, banks, brokers and other nominees who hold shares in street name will be entitled to vote your shares of Bellwether common stock in connection with the election of directors and the ratification of KPMG LLP as auditors. Abstentions will be the equivalent of a vote against ratification of KPMG LLP. With respect to the election of directors, abstentions and broker non-votes have no effect on determinations of a plurality except to the extent that they affect the total votes received by any particular nominee.

     Other Business. The Bellwether board is not currently aware of any business to be acted upon at its annual meeting other than the matters described herein. If, however, other matters are properly brought before the annual meeting, or any adjournments or postponements, the persons appointed as proxies will have discretion to vote or act on those matters according to their judgment. Adjournments or postponements of the annual meeting may be made for the purpose of, among other things, soliciting additional proxies. Any adjournment may be made from time to time by approval of the holders of common stock representing a majority of the votes present in person or by proxy at the annual meeting, whether or not a quorum exists, without further notice other than by an announcement made at the special meeting. Proxies voted against the merger will not be voted in favor of an adjournment or postponement of the annual meeting for the purpose of soliciting additional proxies.

     Revocation of Proxies. You may revoke your Bellwether proxy before it is voted by:

     - submitting a new proxy with a later date;

     - notifying Bellwether's corporate secretary in writing before the annual meeting that you have revoked your proxy; or

     - voting in person, or notifying Bellwether's corporate secretary orally at the annual meeting of your wish to revoke your proxy.

BARGO WRITTEN CONSENTS

     A form of written consent will be sent to each holder of Bargo common and preferred stock as of the record date. If you receive a written consent, you may vote for or against the merger by marking and signing your written consent and returning it to Bargo. If you hold your Bargo stock in the name of a broker, bank or other nominee, you should follow the directions of your broker, bank or other nominee in voting your shares by written consent. All shares of Bargo common and preferred stock represented by properly executed written consents received prior to the Bellwether annual meeting will be voted in accordance with the instructions on the written consent. Written consents that are properly revoked will not be voted. If no instructions are indicated on a properly executed written consent, that consent will be voted "FOR" adoption of the merger agreement and approval of the merger. A properly executed written consent marked "ABSTAIN" will not be voted. Accordingly, an abstention will have the same effect as a vote against the merger. In addition, the failure to vote by written consent will have the same effect as a vote against the merger.

     You may revoke your written consent before it is effective by:

     - Submitting a new written consent, properly executed, with a later date;
       or

     - Notifying Bargo's corporate secretary in writing before the effective time of the written consent, which is the time of the Bellwether annual meeting, of your wish to revoke your written consent.

SOLICITATION OF PROXIES AND WRITTEN CONSENTS

     In addition to solicitation by mail, we will make arrangements with brokerage houses and other custodians, nominees and fiduciaries to send proxy material to beneficial owners. We will reimburse them for their reasonable expenses in doing so. Bellwether has engaged MacKenzie Partners, a proxy solicitation firm, to solicit proxies. In addition, our directors, officers and employees may solicit proxies by telephone, telecopy, fax, telegram or in person. These directors and employees will receive no additional compensation for doing so. Bellwether estimates that the total fees paid to MacKenzie Partners will be less than $10,000.

     To ensure sufficient representation at the annual meeting and in the consent solicitation, we may request the return of proxy cards or written consents by telephone, telegram, or in person. The extent to which this will be necessary depends entirely upon how promptly proxy cards and written consents are returned. You are urged to send in your proxies and written consents without delay.

     The cost of soliciting proxies and written consents, including the cost of preparing and mailing this document and the expenses incurred by brokerage houses, nominees and fiduciaries in forwarding proxy materials to beneficial owners, will be paid by Mission Resources if the merger is consummated. In the merger agreement, we have agreed to split most of the costs of the preparing and distributing this document, other than legal and investment banking fees, if the merger agreement is terminated.

VOTING AGREEMENTS

     In connection with the execution of the merger agreement, all of the directors and executive officers of Bellwether, solely in their capacity as stockholders, and Rho Management, a greater than 5% stockholder, each entered into a voting agreement with Bargo to vote all of the shares of Bellwether common stock owned or controlled by them in favor of the merger agreement and other matters to be acted upon at the annual meeting. In addition, they have each agreed not to transfer their shares of Bellwether common stock unless the transferee agrees to be bound by the terms of the voting agreement, not to grant a proxy with respect to such shares and not to solicit or vote in favor of any competing transaction to the merger. The aggregate amount of shares of Bellwether common stock subject to these voting agreements represents 9.1% of the outstanding Bellwether common stock.

     Each of BancAmerica Capital Investors SBIC I, L.P., Thomas D. Barrow, James
E. Sowell, Kayne Anderson Energy, L.P., Tim J. Goff, EnCap Energy Capital Fund III, L.P., SGC Partners II, LLC, EOS Partners SBIC, L.P., EnCap Energy Capital Fund, III-B and Energy Capital Investment Co., PLC entered into voting agreements with Bellwether to vote all of the shares of Bargo common stock and preferred stock they own in favor of the merger agreement. Mr. Barrow and Mr. Goff are each owners of more than 5% of Bargo's common stock and directors of Bargo. Mr. Goff is also an executive officer of Bargo. Mr. Sowell was an investor in the predecessor of Bargo and owns more than 5% of Bargo's outstanding common stock. Each of the other entities, together with their affiliates, owns more than 5% of Bargo's common stock and has a representative on Bargo's board of directors. In addition, each has agreed not to transfer their shares of Bargo common stock or preferred stock unless the transferee agrees to be bound by the terms of the voting agreement, not to grant a proxy with respect to such shares and not to solicit or vote in favor of any competing transaction to the merger. The aggregate amount of shares of Bargo common stock and preferred stock subject to these voting agreements represents approximately 80.9% of the outstanding Bargo common stock and approximately 94.6% of the outstanding preferred stock.

                   MISSION RESOURCES -- THE COMBINED COMPANY

     The combination of Bellwether and Bargo will create an independent oil and gas company with an aggregate of 78.5 MMBOE of pro forma estimated net proved reserves at December 31, 2000, with pro forma production of 23.0 MBOE per day. We expect the merger to provide Mission Resources with the following advantages:

     Larger Asset Base. Mission Resources' pro forma estimated net proved reserves of 78.5 MMBOE would be approximately 68% oil and 32% gas as of December 31, 2000, and proved developed reserves represent 80% of total proved reserves. During December 2000, on a pro forma basis, Mission Resources operated approximately 46% of its production. The pro forma reserve life index of Mission Resources' properties as of December 31, 2000 will be nine years compared with Bellwether's six-year reserve life. Mission Resources' pro forma reserves will be concentrated in five core areas:

REGION                                                        PERCENTAGE
------                                                        ----------
Permian Basin...............................................         39%
Gulf Coast..................................................         20%
East Texas..................................................         14%
Gulf of Mexico..............................................          8%
Ecuador.....................................................         10%
  Other.....................................................          9%
                                                              ----------
                                                                    100%

     Improved Financial Flexibility. While Mission Resources' higher levels of indebtedness may limit its financial flexibility until such indebtedness is reduced, its larger asset base is expected to provide Mission Resources with more efficient access to capital, at a lower cost, than either Bellwether or Bargo has individually. In addition, Mission Resources will be better positioned to fund future growth and reduce leverage through the possible sale of equity and/or through the divestiture of non-core properties.

     Enhanced Platform for Industry Consolidation. The combination is expected to position Mission Resources for further consolidation among small independent exploration and production companies, and for the acquisition of oil and gas properties in its core areas of the Permian Basin and the onshore/offshore Gulf Coast areas. We believe that Mission Resources' enhanced asset base and financial position will allow it to pursue acquisitions on a more effective basis than either of the companies could have on an individual basis. The addition of Bargo's management team and employees will further enable Mission Resources to execute its growth plans.

     Expanded and Strengthened Management Team. Jonathan Clarkson, who has over 25 years of experience both as a banker and executive officer in the independent energy sector, including positions as Chief Financial Officer of United Meridian Corporation and Ocean Energy, Inc. will join Mission Resources as President and Chief Financial Officer. He will join Douglas Manner, Bellwether's Chairman and Chief Executive Officer, who has over 23 years of experience in the oil and gas business, including as Vice President and Chief Operating Officer of Gulf Canada Resources Limited and as Senior Vice President of Ryder Scott Company Petroleum Engineers.


     Expanded Capital Base and Trading Liquidity. The number of outstanding shares of Mission Resources' common stock will be approximately 24.0 million with a total market value of $192.0 million assuming an $8.00 price of Bellwether common stock on the closing date. This represents a 68% increase to Bellwether's current aggregate market value. We believe that the larger trading base and the expanded size and scope of Mission Resources' operations will increase investor awareness of Mission Resources.



     Cost Savings. Given the complementary nature of the operations, the merger is expected to result in significant cost savings. Mission Resources expects to reduce costs in the combined operations by $4.0 million per year through cost savings under its existing outsourcing agreements, consolidation of corporate headquarters, elimination of duplicative staff and expenses, and realization of operating expense efficiencies and other savings.

     The cost savings are anticipated to be composed of the following:

     - $1.7 million of savings by consolidating the outsourcing contracts of Bargo and Bellwether for operational and accounting services;

     - $950,000 of duplicative legal, accounting, engineering and other professional fees;

     - $650,000 of salary and benefit cost savings associated with officer and staff reductions attributable to duplicative positions;

     - $300,000 of office rent and occupancy expense from closing Bargo's office;

     - $200,000 in duplicative insurance and ad valorem and franchise taxes; and

     - $200,000 of duplicative shareholder relations and marketing expenses.

Our actual cost savings will depend on future events beyond our control, and may vary materially from our estimates.

                                   THE MERGER

BACKGROUND OF THE MERGER

     Prior to discussing a possible transaction with each other, the boards of directors and officers of Bellwether and Bargo each analyzed the possibility of entering into strategic merger and acquisition transactions with other companies in the oil and gas exploration and production industry. Tim J. Goff, chief executive officer of Bargo, contacted J.P. Bryan in January 2000 to discuss a possible business combination between Bellwether and Bargo. Mr. Bryan, who had been chairman of the board of Bellwether since 1987, was chief executive officer of Bellwether at the time of these preliminary discussions. Mr. Bryan was also an investor in a predecessor of Bargo. Mr. Bryan currently owns 1,061,750 shares of Bargo common stock as a result of that investment.


     On February 3, 2000, Bellwether and Bargo entered into a confidentiality agreement. Between February and May of 2000, Bellwether and Bargo exchanged information about their businesses and prospects and had preliminary discussions regarding a possible business combination. None of the discussions went beyond general terms, and neither company presented a specific transaction to its respective boards to consider. In connection with these discussions, on March 21, 2000, Bargo retained Donaldson Lufkin & Jenrette and Chase Securities Inc. as financial advisors to prepare a financial model of Bargo combined with Bellwether. During these conversations, the two companies and their representatives were not able to agree on a relative valuation for the two companies. The primary reason that Bellwether and Bargo were unable to agree on a relative valuation was the inability to agree on the value of non-proved reserves. In addition, during these discussions Bargo was advised that it was the high bidder on properties being sold by Texaco, which diverted the attention of Bargo's management as well as its resources. In mid-May 2000, Bellwether hired Douglas G. Manner as its new Chief Executive Officer. Also, in March 2000, Bargo consummated the purchase of $161.1 million of oil and gas properties from subsidiaries of Texaco. As a result of these two significant events and the continuing disagreement as to valuation of non-proved reserves, the two companies abandoned their discussions.


     Soon after Douglas Manner was hired as Bellwether's Chief Executive Officer he recommended to the Bellwether board that Bellwether pursue a strategy of growth through a substantial corporate acquisition or merger transaction. The board emphasized that priority should be given to a transaction that strengthened Bellwether's competitive position. While the board indicated that it would review any credible offer made, the board emphasized that Bellwether was not for sale. The Bellwether board authorized Bellwether's management to review possible acquisitions of oil and gas exploration and production companies or a merger of equals transaction. During 2000, Bellwether entered into confidentiality agreements and exchanged confidential information with 25 exploration and production companies. In connection with these activities, Bellwether had numerous conversations about possible business combinations, none of which advanced beyond the preliminary stages. Bellwether did not have discussions with Bargo at this time.

     On August 11, 2000, Bargo's board of directors held a meeting at which the board reviewed favorably the results of the acquisitions made by Bargo, and concluded that the high prices for oil and gas, the desire to provide more liquidity to Bargo's shareholders, and general market conditions made it desirable to review the merits of a possible sale of Bargo. At the meeting, the board authorized the engagement of Lehman Brothers Inc. and the reengagement of Chase Securities Inc. as co-financial advisors, subject to reaching acceptable terms, which were agreed to on August 14, 2000. The board directed management to take initial steps to determine the terms on which Bargo could arrange for a merger or other sale of the company.

     Lehman Brothers and Bargo management developed an extensive list of potential companies that might have an interest in entering into a transaction with Bargo, including Bellwether. Bargo entered into confidentiality agreements with 25 exploration and production companies. In addition, the confidentiality agreement entered into with Bellwether on February 3, 2000 was still in effect. After reviewing preliminary information about Bargo, 19 companies held due diligence sessions with Bargo personnel and reviewed due diligence materials. Bellwether did not participate in these due diligence sessions.

     On November 1, 2000, Lehman Brothers and Bargo management presented a summary to Bargo's board of the expressions of interest that had been received. These expressions of interest were to purchase all or part of the assets of Bargo. In that meeting the board, management and Lehman Brothers representatives discussed the fact that a sale of Bargo's assets with an associated liquidation or repurchase of Bargo's capital stock would not be attractive to Bargo's shareholders due to the tax liabilities incurred. At the end of the meeting the Bargo board directed management to continue to review alternatives for selling Bargo's stock, or if feasible, its assets.


     As part of the process of reviewing strategic alternatives, Bargo received a firm offer for its Coles Levee California properties, which management recommended to the board that Bargo accept. On November 17, 2000, Bargo signed a definitive agreement for the sale of its Coles Levee California properties, and closed that sale on January 12, 2001.


     On December 15, 2000, Mr. Goff, Mr. Clarkson and Greg Pipkin, Managing Director of Lehman Brothers, met with Mr. Manner and Kent Williamson, Bellwether's Senior Vice President -- Engineering to discuss an acquisition of Bargo by Bellwether. They met again on December 18, 2000 to continue discussing the relative valuation of the companies, and a possible merger transaction. Bellwether and Bargo decided to reinstitute merger negotiations because of the changes which had occurred in each company. As a result of the acquisition from Texaco, Bargo had a much larger asset base, and its asset base is located in the Gulf Coast area and Permian Basin, areas in which Bellwether had operational experience. In addition, the addition of Douglas Manner as Chief Executive Officer of Bellwether had strengthened its management team.

     Also, on December 18, 2000, representatives of Bargo and Bargo's financial advisors met with Bellwether representatives and exchanged detailed information regarding their respective properties and reserves. They discussed in general terms the future of the oil and gas industry, the direction of their respective companies, their strategies for growth, management philosophies and a framework for possible future merger discussions. Bellwether and Bargo agreed to exchange additional technical and financial information before proceeding further.

     On January 3, 2001, Mr. Goff, Mr. Clarkson and Mr. Pipkin met with Mr. Manner and Mr. Williamson to make a presentation regarding Bargo. The presentation included rationale for the acquisition, the relative contributions both companies would make and a proposed valuation of the two companies.

     On January 12, 2001, representatives of Bellwether and Bargo met to discuss a possible merger. The parties at the meeting agreed on tentative terms that they were willing to recommend to their respective boards of directors, subject to completion of due diligence. Several meetings were held between Bellwether and its advisors and Bargo and its advisors for the purpose of preparing a merger agreement and related documents, and to complete final due diligence. The representatives met again on January 14, 2001 to finalize the principal terms of the proposed merger.

     On January 15, 2001, a draft of the merger agreement and voting agreement was circulated among Bellwether, Bargo and their representatives.

     On January 16, 2001, Bellwether's board of directors met to review the merger with Bargo. At the meeting the board approved the hiring of Johnson Rice & Company, LLC as its financial advisor. Johnson Rice reviewed with the board preliminary materials concerning Bargo and a possible merger with Bellwether. Johnson Rice advised the board that they expected to be able to complete their analysis and be in a position to determine whether they could render a fairness opinion on the merger within a week. The board also received a report from management regarding terms of the merger, and the expected benefits of the merger. The board authorized management of Bellwether to continue their discussions with Bargo regarding a merger.

     On January 19, 2001, Bargo's board of directors met together with representatives of Lehman Brothers and legal counsel to review the merger with Bellwether. In that meeting, Lehman Brothers reviewed with the board preliminary materials about Bellwether and a possible merger with Bellwether. The board also received a report from management regarding terms of the merger, and the expected benefits of the merger. The board authorized Bargo's management to continue their discussions with Bellwether regarding a merger.


     Between January 16, 2001 and January 23, 2001 meetings were held between Bellwether and its legal counsel, financial advisors and other representatives and Bargo, its counsel, financial advisors and representatives. During this period, the parties completed their due diligence review, and negotiated a merger agreement. During the negotiation of the merger agreement, no new substantive issues between Bellwether and Bargo were raised, and the specific wording of the merger agreement was finalized.


     On January 23, 2001, Bellwether held a board of directors meeting. At the meeting, Johnson Rice delivered their opinion that the terms of the merger were fair to Bellwether stockholders, from a financial point of view. In addition, management and legal counsel made a presentation regarding their due diligence review of Bargo and the material terms of the merger agreement, which had been provided to the board previously, and related transactions. Management also updated the anticipated benefits of the merger, together with the challenges and risks of the merger. Following a discussion, Bellwether's board approved the merger with Bargo, the merger agreement and the related transactions.


     On January 23, 2001, Bargo's board of directors met. At the meeting, JPMorgan, a division of Chase Securities Inc., delivered its opinion that the consideration to be received by the holders of outstanding Bargo common stock in the merger was fair, from a financial point of view, to those holders of Bargo common stock. Additionally, legal counsel and management made a presentation regarding their due diligence review and discussed the material terms of the merger agreement. Following a discussion, the Bargo board of directors approved the merger and the merger agreement and the related transactions.


     On January 24, 2001, representatives of Bellwether and Bargo met to finalize the terms of the merger agreement. On that date, the merger agreement and most of the voting agreements were signed. As contemplated by the merger agreement, several voting agreements to be entered into by directors and a stockholder of Bellwether who were not available on January 24 were signed at a later date.

     Signing the Voting Agreements. Immediately prior to the execution of the merger agreement, BancAmerica Capital Investors SBIC I, L.P., Thomas D. Barrow, James E. Sowell, Kayne Anderson Energy, L.P., Tim J. Goff, EnCap Energy Capital Fund III, L.P., SGC Partners II, LLC, EOS Partners SBIC, L.P., EnCap Energy Capital Fund, III-B and Energy Capital Investment Co., PLC each entered into a voting agreement with Bellwether. Each person executing a voting agreement is party to a stockholders agreement which provides that each party thereto will participate with each other in sales or acquisitions of Bargo common stock. Bellwether requested that the stockholders execute the voting agreement to provide greater assurances that the merger would be consummated. Under these voting agreements, each of these stockholders agreed to vote in favor of the merger.

     J.P. Bryan, Habib Kairouz, Douglas G. Manner, Judy Ley Allen, A.K. McLanahan, Dr. Jack Birks, Vincent Buckley, Townes G. Pressler, Cliff M. West and Rho Management each entered into a voting agreement with Bargo. Under these voting agreements, each of these stockholders agreed to vote in favor of the merger. Each of these persons is a member or an affiliate of a member of Bellwether's board of directors. Bargo required these signatures to provide greater assurances that the merger would be consummated.

REASONS FOR THE MERGER -- BARGO

     At its January 23, 2001 meeting the Bargo board approved the merger. All of the directors that were present at the meeting voted in favor of the merger.

     The Bargo board believes that the merger agreement and the terms of the merger are fair to, and in the best interests of, Bargo and the Bargo shareholders. Therefore, the Bargo board recommended that the shareholders of Bargo sign written consents voting "FOR" adoption of the merger agreement and the transactions contemplated thereby.

     In reaching its recommendation, the Bargo board consulted with Bargo's management, as well as its financial and legal advisors, and considered the following material factors:

     - that as a result of the merger Bargo shareholders would receive cash liquidity on their investment and a continuing investment in Mission Resources on a tax-free basis;

     - that after the merger, because of its larger size Mission Resources would have better access to capital than Bargo had on a stand-alone basis which should provide it with greater financial flexibility;

     - that the continued involvement of key members of Bargo management would include Jonathan M. Clarkson as Mission Resources' President and Chief Financial Officer and as a board member and Tim J. Goff as a board member;

     - that Bargo could designate three members of the Mission Resources board;


     - the valuation analyses performed by JPMorgan, a division of Chase Securities Inc., of the merger consideration to be received by the holders of outstanding Bargo common stock, which analyses utilized generally accepted valuation methods, including net asset value, precedent asset transactions, premiums paid, and selected corporate transactions analyses;



     - that the pro forma merger analysis performed by JPMorgan, a division of Chase Securities Inc., indicated that, as a result of the merger, anticipated cash flow per share of the Mission Resources common stock received by holders of Bargo common stock would be higher than the comparable estimated cash flow per share of Bargo common stock in 2001 and 2002 both inside the Bellwether $7.00 and $9.00 share price collar and outside the collar at $6.00 and $10.00. Bargo's cash flow per share as estimated by JPMorgan during 2001 and 2002 was approximately $0.55 and $0.48, while the estimated cash flows for the portion of Mission Resources common stock to be received for a Bargo share ranged from approximately $0.95 to $0.73 in 2001 and from approximately $0.72 to $0.56 in 2002, assuming a Bellwether share price of $6.00 and $10.00, respectively.



     - the comparable public company analysis performed by JPMorgan, a division of Chase Securities Inc., which compared Bellwether trading data to the trading data of certain other public companies in lines of business believed to be generally comparable to those of Bellwether. Data compared included the ratio of total proven reserves to production (on a cubic feet of natural gas equivalent basis), the ratio of equity value to projected 2001 and 2002 discretionary cash flow (cash flow from operations before changes in working capital), the ratio of firm value (equity value plus net debt, preferred stock and minority interest) to projected 2001 and 2002 earnings before interest, depreciation, amortization, depletion and exploration expense, and the ratio of firm value to total proved reserves; and


     - that the opinion of JPMorgan, a division of Chase Securities Inc., to the Bargo board that as of such date that the merger consideration to be received by the holders of outstanding Bargo common stock was fair to such shareholders from a financial point of view.


     In reaching the decision to recommend the merger to its shareholders, the Bargo board also considered a number of additional factors, including:

     - its discussions with Bargo's management concerning the results of Bargo's investigation of Bellwether;

     - the strategic, operational and financial opportunities available to Bargo in the normal course of its business compared to those that might be available following the merger;

     - the possibility of alternative strategic transactions, including (1) a sale of all or a substantial portion of Bargo's assets, which the board determined would not be attractive to Bargo's shareholders due to the tax liabilities incurred, (2) a recapitalization of Bargo to increase shareholder liquidity, which the board rejected due to the costs and additional borrowings associated with such transaction, (3) a public offering of Bargo's common stock, which the board did not deem advisable due to then-existing equity market conditions and (4) a contingent expression of interest to acquire Bargo in a stock-for-stock transaction at a significantly lower price than Bellwether's cash and stock offer which the board rejected in favor of the Bellwether offer;

     - the historical and current market prices of Bargo common stock and Bellwether common stock; and

     - the proposed structure of the transaction and the other terms of the merger agreement and related agreements.

     The Bargo board also considered the risks and potential disadvantages associated with the merger, including:

     - the increased level of long-term debt that the combined company would have, which was $269.6 million on a pro forma basis at December 31, 2000 compared with Bargo's long-term debt of $85.0 million on December 31, 2000 on a stand-alone basis;


     - that JPMorgan's selected corporate transaction analysis had produced valuations above the per share merger consideration. The Bargo board determined that the selected corporate transaction analysis did not take into account the relatively high percentage of oil in Bargo's oil and gas reserves and the relatively low liquidity in trading of Bargo's common stock. Finally, the Bargo board decided that it was inappropriate to rely on only one of many different analyses of the value of Bargo;


     - the risk that the operations of the two companies may not be successfully integrated;

     - the risk that anticipated cost savings may not be realized to the degree anticipated;

     - the risk that the business combination might not be completed as a result of a failure to satisfy the conditions to the merger agreement; and

     - other matters described under "Risk Factors."

     In the judgment of the Bargo board, the potential benefits of the merger outweigh these considerations. The foregoing discussion of the information and factors that were given weight by the Bargo board is not intended to be exhaustive, but it is believed to include all material factors the Bargo board considered.

     In view of the variety of factors considered in connection with its evaluation of the proposed merger and the terms of the merger agreement, the Bargo board did not believe it was practicable to quantify or assign relative weights to the factors considered in reaching its conclusion. In addition, individual Bargo directors may have given different weights to different factors.

     In considering the recommendation of the Bargo board with respect to the merger, the merger agreement and the transactions contemplated thereby, Bargo shareholders should be aware that certain officers and directors of Bargo have certain interests in the proposed merger that are different from and in addition to the interests of Bargo stockholders generally. The Bargo board was aware of these interests and considered them in approving the merger and merger agreement. Please refer to "The Merger -- Interests of Certain Persons in the Merger" for more information about these interests.

REASONS FOR THE MERGER -- BELLWETHER

     At its January 24, 2001 meeting the members of the Bellwether board participating in the board decision on the merger unanimously approved the merger agreement and recommended that the Bellwether stockholders approve the merger agreement. The members of the Bellwether board participating in the board decision on the merger believe that the merger agreement and the terms of the merger are fair to, and in the best interests of, Bellwether and the Bellwether stockholders. Therefore, the members of Bellwether board participating in the board decision recommend that Bellwether's stockholders vote "FOR" approval of the merger agreement, the amendment to Bellwether's certificate of incorporation and the amendment to Bellwether's 1996 plan. One of Bellwether's directors, J.P. Bryan, did not participate in the board decision on the transaction because he owns Bargo stock. Also, another director, Habib Kairouz was unable to attend the meeting.

     In reaching its recommendation, the Bellwether board consulted with Bellwether's management, as well as its financial and legal advisors, and considered the following material factors:

     - The merger is in accordance with Bellwether's long-term strategy of growth through corporate acquisitions.

     - The merger will create a larger company which is expected to have more liquidity in its common stock and better access to capital markets, which should provide more financial flexibility.

     - The merger will strengthen Bellwether's executive management team.

     - The merger will add significantly to Bellwether's reserves and production.

     - The merger will balance Bellwether's short reserve life properties with Bargo's long reserve life properties.

     - The merger is expected to provide a platform for further consolidation.

     - The merger will increase the percentage of operated properties.

     - The Bellwether board of directors also considered the presentation and opinion of Johnson Rice described below to the effect that, based upon its review and assumptions and subject to specific matters stated in the opinion, as of January 24, 2001, the consideration paid by Bellwether in the merger was fair to the stockholders of Bellwether from a financial point of view. The board of directors noted that, as indicated in the discussion of the Johnson Rice opinion, several of the analyses made by Johnson Rice indicated a value of Bargo less than that being paid by Bellwether, while other analyses indicated a value of Bargo greater than that being paid by Bellwether in the merger. These analyses established a range of values for Bargo, of between $0.89 and $2.79 per share compared with the estimated $1.26 per share to be paid in the merger. The Bellwether board determined that it was not appropriate to rely on any single analysis performed by Johnson Rice because a number of factors must be considered in the determination of a fair value.

     In reaching its decision to recommend the merger to its shareholders, the Bellwether board also considered a number of additional factors, including:

     - Bellwether's management anticipates a cost savings of approximately $4 million per year as a result of elimination of duplicative employment and consulting costs;

     - its discussions with Bellwether's management concerning the results of Bellwether's investigation of Bargo; and

     - the strategic, operational and financial opportunities available to Bellwether in the normal course of its business compared to those that might be available following the merger.

     In reaching its decision, the Bellwether board of directors also considered the possibility of alternative strategic transactions, primarily asset acquisitions or mergers with other public companies. Over the previous six months, Bellwether had discussions with 25 exploration and production companies, including Bargo. These discussions resulted in one possible asset acquisition which was not pursued because it required a cash purchase price and substantial additional borrowings by Bellwether. These discussions also resulted in a contingent expression of interest for a stock-for-stock merger with another company. This transaction was not pursued because:

     - the market value of the other company's common stock was at approximately a 12-month high;

     - the transaction valued the Bellwether common stock at the approximate market price of Bellwether; and

     - the expression was highly contingent.

     The board determined that the merger with Bargo was more in line with Bellwether's long-term strategy of growth through acquisitions and was in the best interests of Bellwether's stockholders.

     The Bellwether board also considered certain risks and potential disadvantages associated with the merger, including:

     - the increased amount of debt that the combined company would have compared to Bellwether on a stand-alone basis and the effect of that debt on Mission Resources' future operations. Long-term debt of Mission Resources on a pro forma basis as of December 31, 2000 would have been $269.6 million compared with $125.5 million of long-term debt of Bellwether on that date;

     - the cash expenses payable in connection with the merger;

     - the risk that the operations of the two companies may not be successfully integrated;

     - the risk that expected cost savings may not be realized to the degree anticipated;

     - the time and resources required to complete the merger and the risk that the merger might not be completed as a result of a failure to satisfy the conditions to the merger agreement; and

     - other matters described under "Risk Factors."

     In the judgment of the Bellwether board, the potential benefits of the merger outweigh these considerations. The foregoing discussion of the information and factors that were given weight by the Bellwether board is not intended to be exhaustive, but it is believed to include all material factors considered by the Bellwether board.

     In view of the variety of factors considered in connection with its evaluation of the proposed merger and the terms of the merger agreement, the Bellwether board did not deem it practicable to quantify or assign relative weights to the factors considered in reaching its conclusion. In addition, individual Bellwether directors may have given different weights to different factors.

     In considering the recommendation of the Bellwether board with respect to the merger, the merger agreement and the transactions contemplated thereby, Bellwether stockholders should be aware that certain officers and directors of Bellwether have certain interests in the proposed merger that are different from and in addition to the interests of Bellwether stockholders generally. The Bellwether board was aware of these interests and considered them in approving the merger and merger agreement. Please refer to "The Merger -- Interests of Certain Persons in the Merger" for more information about these interests.

OPINIONS OF BARGO'S FINANCIAL ADVISOR


     JPMorgan, a division of Chase Securities Inc., acted as Bargo's financial advisor in connection with the merger. Bargo requested JPMorgan, in its role as a financial advisor, to evaluate the fairness, from a financial point of view, of the merger consideration to be received by the holders of outstanding Bargo common stock in the merger. On January 23, 2001, JPMorgan delivered its oral and written opinion to the Bargo board, to the effect that, as of such date and based upon and subject to certain matters stated therein, the merger consideration to be received by the holders of outstanding Bargo common stock in the merger is fair, from a financial point of view, to such holders.



     THE FULL TEXT OF THE JPMORGAN FAIRNESS OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, FACTORS CONSIDERED AND LIMITATIONS UPON THE REVIEW UNDERTAKEN BY JPMORGAN IN RENDERING ITS OPINION, IS INCLUDED AS ANNEX B. JPMORGAN'S WRITTEN OPINION IS ADDRESSED TO THE BARGO BOARD OF DIRECTORS, IS DIRECTED ONLY TO THE MERGER CONSIDERATION TO BE RECEIVED BY THE HOLDERS OF OUTSTANDING BARGO COMMON STOCK IN THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY BARGO SHAREHOLDER AS TO HOW SUCH SHAREHOLDER SHOULD CONSENT TO OR OTHERWISE VOTE ON THE MERGER. THE FOLLOWING SUMMARY OF THE MATERIAL PROVISIONS OF JPMORGAN'S FAIRNESS OPINION IS QUALIFIED BY REFERENCE TO SUCH OPINION. BARGO SHAREHOLDERS ARE URGED TO READ THIS OPINION IN ITS ENTIRETY.



     In arriving at its opinion, JPMorgan reviewed, among other things:


     - drafts of the merger agreement and the voting agreements dated January 19, 2001;

     - certain publicly available information concerning the business of Bargo and Bellwether and of certain other companies engaged in the oil and gas business, and the reported market prices for certain other companies' securities deemed comparable;

     - publicly available terms of certain transactions involving companies engaged in the oil and gas business and the consideration received for such companies or the assets of such companies;

     - current and historical market prices of Bargo's and Bellwether's common stock;

     - the audited financial statements of Bargo and Bellwether for the fiscal year ended December 31, 1999, and the unaudited financial statements of Bargo and Bellwether for the period ended September 30, 2000;

     - certain internal financial analyses and forecasts prepared by Bargo and Bellwether and their respective managements; and


     - the terms of other business combinations deemed relevant by JPMorgan.



     JPMorgan also held discussions with certain members of the management of Bargo and Bellwether with respect to certain aspects of the merger, and the past and current business operations of Bargo and Bellwether, the financial condition and future prospects and operations of Bargo and Bellwether, the effects of the merger on the financial condition and future prospects of Bargo and Bellwether, and certain other matters believed necessary or appropriate to JPMorgan's inquiry. In addition, JPMorgan reviewed such other financial studies and analyses and considered such other information as it deemed appropriate for the purposes of its opinion.



     In rendering its opinion, JPMorgan relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or that was furnished to it by

Bargo and Bellwether or otherwise reviewed by it, and JPMorgan did not assume any responsibility or liability therefor. JPMorgan did not conduct any valuation or appraisal of any assets or liabilities, nor have any valuations or appraisals been provided to it. In relying on financial analyses and forecasts provided to it, JPMorgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Bargo and Bellwether to which such analyses or forecasts relate. In addition, JPMorgan assumed that the merger will have the tax consequences described in discussions with, and materials furnished to it by, representatives of Bargo, and that the other transactions contemplated by the merger agreement will be consummated as described in the merger agreement. JPMorgan further assumed that the definitive merger agreement will not differ in any material respects from the draft merger agreement dated January 19, 2001 furnished to it. JPMorgan has relied as to all legal matters relevant to rendering its opinion upon the advice of counsel.



     The projections furnished to JPMorgan for Bargo and Bellwether were prepared by the respective managements of each company. Neither Bargo nor Bellwether publicly discloses internal management projections of the type provided to JPMorgan in connection with JPMorgan's analysis of the merger consideration, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections.



     JPMorgan's opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to JPMorgan as of, the date of its opinion. Subsequent developments may affect the written opinion dated January 23, 2001, and JPMorgan does not have any obligation to update, revise, or reaffirm such opinion. JPMorgan expressed no opinion as to the price at which Bargo's or Bellwether's common stock will trade at any future time.



     In connection with the preparation of its opinion, JPMorgan did not participate in the structuring of the merger or the negotiation of the merger consideration to be received by the holders of outstanding Bargo common stock. However, JPMorgan understood that Lehman Brothers, as a financial advisor to Bargo, broadly solicited offers for Bargo from August 2000 to December 2000 pursuant to an auction process.



     In accordance with customary investment banking practice, JPMorgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by JPMorgan in connection with delivering its opinion.



     Some of the analyses include information presented in a tabular format. To understand fully the financial analyses used by JPMorgan, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.



     Net Asset Value Analysis. JPMorgan conducted an after-tax, net asset value analysis to determine the net asset value per share of Bargo's common stock. Using financial forecasts provided by Bargo's management, J.P. Morgan estimated Bargo's net asset value by discounting the projected cash flows from Bargo's unrisked reserves (proved developed producing, which is referred to as PDP, proved developed non-producing, which is referred to as PDNP, and proved undeveloped, which is referred to as PUD) to obtain a present value based on the following discount rates for the low and high cases:


                TYPE OF
                RESERVE                   LOW   HIGH
                -------                   ---   ----
PDP.....................................  10%   12%
PDNP....................................  12%   15%
PUD.....................................  20%   30%

     Using the above range of discount rates and assuming an effective cash tax rate of 31% and projected 2001-2003 and with 2003 prices held constant until and including 2020 West Texas Intermediate oil and Henry Hub gas prices, JPMorgan calculated a range of total reserve values from $182.2 million based on the high discount rates to $202.6 million based on the low discount rates. JPMorgan then calculated an implied net asset value by subtracting from the total reserve value in each such case the net indebtedness and preferred stock liabilities of Bargo and then adding the amount of Bargo's working capital, which resulted in estimated values ranging from $117.0 million to $137.4 million. Based on the foregoing, JPMorgan's after-tax, net asset value analysis indicated an implied per share net asset value range between $1.05 and $1.24 per share of Bargo common stock on a fully diluted basis. In the merger, holders of Bargo common stock will receive a combination of cash and Mission Resources common stock with a value of $1.26 per share of Bargo common stock, if the average closing price of Bellwether common stock is between $7.00 and $9.00 per share.



     Precedent Asset Transactions Analysis. JPMorgan reviewed certain publicly available information regarding selected asset sales in the oil and gas exploration and production industry in four regions:


     - Permian Asset Transactions;

     - Mid-Continent Asset Transactions;

     - East Texas Asset Transactions; and

     - Gulf Coast -- Onshore Asset Transactions.

     For Permian Asset Transactions, the comparable transactions and the month in which each transaction was announced were as follows:

     - Apache Corp./Collins & Ware Inc. (June 2000);

     - Falcon Creek Resources Inc./Cross Timbers Oil Co. (February 2000);

     - Bargo Energy Company/Texaco, Inc. (February 2000);

     - Undisclosed/Barrett Resources Corp. (February 2000);

     - Arnos Corp./National Energy Group, Inc. (November 1999);

     - 3TEC Energy Corp./Floyd Oil Co./Undisclosed (October 1999);

     - CNG/EnerQuest O & G/Undisclosed/Pioneer Natural Resources Co. (September
       1999);

     - Randall & Dewey Capital/Undisclosed/Cross Timbers Oil Co. (September
       1999);

     - Baytech Inc./Mansefeldt Invst. Co./Parallel Pet./Fina Oil and Chemica Co. (July 1999);

     - Parallel Petroleum et al./Fina Oil (June 1999); and

     - Prize Energy Corp./Pioneer Natural Resources Co. (May 1999).

     For Mid-Continent Transactions, the comparable transactions and the month in which each transaction was announced were as follows:

     - EXCO Resources Inc./Central Resources Inc. (September 2000);

     - Dominion Exploration & Production/DDD Energy/Seitel, Inc. (August 2000);

     - Chesapeake Energy Corp./Undisclosed (June 2000);

     - Aries Resources, LLC/Undisclosed (May 2000);

     - Le Norman Partners, LLC/Bargo Energy Company (May 2000);

     - Occidental Petroleum Corp./Altura Energy/BP Amoco/Royal Dutch/Shell Group (March 2000);

     - Bargo Energy Company/Texaco, Inc. (February 2000);

     - Apache Corp./Repsol-YPF SA (February 2000); and

     - BP Amoco plc/Repsol-YPF SA (November 1999).

     For East Texas Transactions, the comparable transactions and the month in which each transaction was announced were as follows:

     - 3TEC Energy Corp./Classic Resources Inc. (January 2001);

     - Cross Timbers Oil Co./Herd Producing Co. (December 2000);

     - 3TEC Energy Corp./Undisclosed private company (April (2000);

     - EEX Corporation/Tesoro Petroleum Corp. (October 1999); and

     - Phillips Petroleum Co./Kelley Oil & Gas Corp. (April 1999).

     For Gulf Coast -- Onshore Transactions, the comparable transactions and the month in which each transaction was announced were as follows:

     - Denbury Resources, Inc./Undisclosed (October 2000);

     - EnerVest Energy/Texaco Exploration & Production, Inc. (April 2000);

     - Newfield Exploration Co./Headington Oil Co. (February 2000);

     - 3TEC Energy Corp./Magellan Exploration, LLC (January 2000); and

     - EEX Corporation/Tesoro Petroleum Corp. (October 1999).

     For Ecuador Transactions, the comparable transactions and the month in which each transaction was announced were as follows:

     - Crestar Energy Inc./CMS Energy Corp. (July 2000);

     - Vintage Petroleum, Inc./Petrobras (December 1999); and

     - ENI SpA/Atlantic Richfield Company (December 1999).

     The analysis indicated that:

     - for the Permian Transactions, by dividing the individual asset transaction value by seller's proved reserves, the implied value per barrel of oil equivalent (assuming a conversion ratio of six thousand cubic feet of gas to one barrel) ranged from $2.52 to $8.86, with a mean of $4.35 and a median of $4.09;

     - for the Mid-Continent Transactions, by dividing the individual asset transaction value by seller's proved reserves, the implied value per barrel of oil equivalent (assuming a conversion ratio of six thousand cubic feet of gas to one barrel) ranged from $1.19 to $6.45, with a mean of $3.56 and a median of $3.32;

     - for the East Texas Transactions, by dividing the individual asset transaction value by seller's proved reserves, the implied value per barrel of oil equivalent (assuming a conversion ratio of six thousand cubic feet of gas to one barrel) ranged from $3.84 to $6.83, with a mean of $5.10 and a median of $4.65; and

     - for the Gulf Coast-Onshore Transactions, by dividing the individual asset transaction value by seller's proved reserves, the implied value per barrel of oil equivalent (assuming a conversion ratio of six thousand cubic feet of gas to one barrel) ranged from $3.94 to $7.48, with a mean and median of $5.80.

     JPMorgan narrowed the ranges derived from the analysis conducted for the transactions listed above by estimating a reference range based upon the percentage of PDP in each asset transaction region as follows:


     - if PDP is greater than 90%, the reference range is the upper third of asset transaction values per barrel of oil equivalent (assuming a conversion ratio of six thousand cubic feet of gas to one barrel);

     - if PDP is greater than 60% but less than or equal to 90%, the reference range is the middle third of asset transaction values per barrel of oil equivalent (assuming a conversion ratio of six thousand cubic feet of gas to one barrel); and

     - if PDP is less than or equal to 60%, the reference range is the lower third of asset transaction values per barrel of oil equivalent (assuming a conversion ratio of six thousand cubic feet of gas to one barrel).

     By multiplying the low and high points of each reference range against management projections of one million barrels of oil equivalent (MMBOE) (assuming a conversion ratio of six thousand cubic feet of gas to one barrel) and then adjusting for taxes paid on the asset gain, this analysis rendered a range of implied price per share from $0.84 to $1.25. In the merger, holders of Bargo common stock will receive a combination of cash and Mission Resources common stock with a value of $1.26 per share of Bargo common stock, if the average closing price of Bellwether common stock is between $7.00 and $9.00 per share.


     Premiums Paid Analysis. JPMorgan reviewed the premiums paid in selected business combinations in the oil and gas exploration and production industry that JPMorgan determined were comparable to the merger. The transactions and the month in which each transaction was announced were:


     - Hunt Oil Co.'s acquisition of Berkley Petroleum Corp. (December 2000);

     - Stone Energy Corp.'s acquisition of Basin Exploration, Inc. (October
       2000);

     - Forest Oil Corp.'s acquisition of Forcenergy Inc. (July 2000);

     - Devon Energy Corp.'s acquisition of Santa Fe Snyder Corporation (May
       2000);

     - Anadarko Petroleum Corp.'s acquisition of Union Pacific Resources (April
       2000);

     - Calpine Corp.'s acquisition of Sheridan Energy Inc. (August 1999);

     - Devon Energy Corp.'s acquisition of PennzEnergy Company (May 1999); and

     - Santa Fe Energy Resources, Inc.'s acquisition of Snyder Oil Corp. (January 1999).


     For each transaction listed above, JPMorgan calculated the premium represented by the offer price over the target company's share price one day, one month and two months prior to the date of the transaction's announcement. The analysis indicated that:


     - the premium to the share price one day prior to the announcement ranged from negative 3.6% to 37.5%, with a mean of 13.0% and a median of 12.5%;

     - the premium to the share price one month prior to the announcement ranged from 4.0% to 76.0%, with a mean of 38.9% and a median of 36.8%; and

     - the premium to the share price two months prior to the announcement ranged from negative 12.9% to 66.0%, with a mean of 35.2% and a median of 40.3%.


     JPMorgan calculated a range of implied prices per share of Bargo's common stock by applying the mean and median figures listed above to the closing share price of Bargo's common stock as of the dates one day, one month and two months prior to the announcement. The analysis yielded an implied median share price of $1.16, $1.20, and $1.40, respectively.


     Selected Corporate Transaction Analysis. Using publicly available information, JPMorgan examined selected transactions with respect to the oil and gas exploration and production industry. The comparable transactions and the month in which each transaction was announced were as follows:


     - Pogo Producing Company/North Central Oil Corp. (November 2000);

     - Stone Energy Corp./Basin Exploration Inc. (October 2000);

     - Forest Oil Corp./Forcenergy Inc. (July 2000);

     - Chesapeake Energy Corp./Gothic Energy Corp. (June 2000);

     - Louis Dreyfus Natural Gas Corp./Costilla Energy, Inc. (April 2000);

     - Pure Energy Resources Inc./Titan Exploration Inc./Unocal Corp. (December
       1999);

     - Prize Energy Corp./Vista Energy Resources, Inc. (October 1999); and

     - Santa Fe Energy Resources, Inc./Snyder Oil Corp. (January 1999).

     The analysis indicated that:

     - the consideration paid in the transaction divided by the most recently disclosed quantity of estimated net proved reserves, on a BOE basis, ranged from $4.19 to $12.30;

     - the ratio of firm value to EBITDAX (earnings before interest, taxes, depreciation, amortization and exploration costs) ranged from 4.6x to 9.9x; and

     - the ratio of equity value to discretionary cash flow (cash flow from operations before changes in working capital) ranged from 4.0x to 8.6x.


     JPMorgan narrowed the ranges derived from the analysis to the lower third of the corporate transaction multiples to take into account Bargo's oil and gas mix, components of reserves by category and ratio of total proven reserves to production compared to its peers which indicated that:


     - the consideration paid in the transaction divided by the most recently disclosed quantity of estimated net proved reserves, on a BOE basis, ranged from $4.19 to $6.89;

     - the ratio of firm value to EBITDAX (earnings before interest, taxes, depreciation, amortization and exploration costs) ranged from 4.6x to 6.4x; and

     - the ratio of equity value to discretionary cash flow ranged from 4.0x to 5.5x.


     Based upon the range of multiples derived from the analysis conducted for the transactions listed above, JPMorgan calculated the implied asset value by multiplying the low end and the high end of each of the above ranges by estimates of Bargo's proved MMBOE, EBITDAX (earnings before interest, taxes, depreciation, amortization and exploration costs) and discounted cash flow for the 12 month period ending December 31, 2000 provided by Bargo's management. JPMorgan then calculated the mean of the implied asset values calculated from proved MMBOE, the ratio of firm value to EBITDAX (earnings before interest, taxes, depreciation, amortization and exploration costs) and the ratio of equity value to discounted cash flow and used the mean of the implied asset values to calculate the average implied asset price per share, which ranged from $1.87 to $2.89. In the merger, holders of Bargo common stock will receive a combination of cash and Mission Resources common stock with a value of $1.26 per share of Bargo common stock, if the average closing price of Bellwether common stock is between $7.00 and $9.00 per share.



     Pro Forma Merger Analysis. JPMorgan also analyzed the pro forma effects of the merger on the projected cash flow of Bargo for fiscal years 2001 and 2002 based on projections provided by the managements of Bargo and Bellwether. Incorporating assumptions with respect to various structural considerations, transaction and financing costs and estimated synergies of $5 million to be realized in 2001 and 2002, this analysis indicated that the merger would be accretive to cash flow per Bargo share in 2001 and 2002.

     Comparable Public Company Analysis.


     Using publicly available information, JPMorgan compared certain financial and operating information and ratios for Bellwether with corresponding financial and operating information and ratios for the following six companies in lines of business believed to be generally comparable to those of Bellwether, as follows:


     - Belco Oil & Gas;

     - Chieftain International;

     - Comstock Resources;

     - Denbury Resources;

     - Key Production Inc.; and

     - Remington Oil & Gas.

     The analysis indicated that:

     - the ratio of total proven reserves to production (one billion cubic feet of natural gas equivalent basis) ranged from 6.2 to 10.6, with a mean and median of 8.3;

     - the ratio of equity value, meaning the market value based on diluted shares outstanding using the treasury stock method, to projected discretionary cash flow (cash flow from operations before changes in working capital) ranged from 2.9x to 4.9x for 2001, with a mean of 3.4x and a median of 3.1x, and 2.9x to 4.3x for 2002, with a mean of 3.5x and a median of 3.3x;

     - the ratio of firm value, meaning the equity value plus net debt, preferred stock and minority interest, to projected EBITDAX (earnings before interest, taxes, depreciation, amortization and exploration costs) ranged from 2.4x to 6.5x for 2001, with a mean of 4.1x and a median of 4.0x, and 2.6x to 5.3x for 2002, with a mean of 4.1x and a median of 4.4x; and

     - the ratio of firm value to total proven reserves (MMBOE) ranged from $7.01 to $16.16, with a mean of $11.14 and a median of $10.74.

     Based on the share price of Bellwether common stock on January 19, 2001 of $9.09 and using Bellwether's management estimates and projections, Bellwether's ratio of equity value to projected 2001 and 2002 discretionary cash flow (2001E and 2002E DCF), ratio of firm value to projected 2001 and 2002 EBITDAX (2001E and 2002E EBITDAX) and ratio of firm value to total proven reserves (MMBOE) compared to the range of median multiples 10% above and 10% below the median multiples set forth above for the six companies in lines of business believed to be generally comparable to those of Bellwether referred to above, are as follows:

                                                           COMPARABLE
                                          BELLWETHER    PUBLIC COMPANIES
                                          ----------    ----------------
2001-E DCF..............................      1.9x        2.8x to 3.4x
2002-E DCF..............................      2.9x        3.0 to 3.7x
2001-E
  EBITDAX...............................      2.9x        3.6x to 4.4x
2002-E
  EBITDAX...............................      4.4x        4.0x to 4.8x
2001-E
  Reserves
  (MMBOE)...............................    $7.92       $9.67 to $11.82


     The summary set forth above does not purport to be a complete description of the analyses or data presented by JPMorgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. JPMorgan believes that the summary set forth above and their analyses must be considered as a whole and that selecting portions thereof, without considering all of its analyses, could create an incomplete view of the processes underlying its analyses and opinion. JPMorgan based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. The other principal assumptions upon which JPMorgan based its analyses are set forth above under the description of each such analysis. JPMorgan's analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values may be higher or lower than those indicated. Moreover, JPMorgan's analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.


     None of the comparable companies used in the comparable public companies analysis described above is identical to Bargo or Bellwether, and none of the comparable transactions used in the comparable transactions analysis described above is identical to the merger. Accordingly, an analysis of publicly traded comparable companies and transactions is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies or company to which they are being compared.


     As a part of its investment banking business, JPMorgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. JPMorgan was selected to advise Bargo with respect to the merger and deliver an opinion to Bargo's board of directors with respect to the merger on the basis of such experience and its familiarity with Bargo.



     For services rendered in connection with the merger and the delivery of its opinion, Bargo has agreed to pay JPMorgan a fee of $500,000, payable upon delivery of the opinion, plus an additional $750,000, payable upon the closing of the merger. In addition, Bargo has agreed to reimburse JPMorgan for its expenses incurred in connection with its services, including the reasonable fees and disbursements of counsel, and will indemnify JPMorgan against certain liabilities, including liabilities arising under the federal securities laws. In connection with certain other financial services rendered in 2000, Bargo paid The Chase Manhattan Bank and its affiliates approximately $2.075 million.


     Certain affiliates of J.P. Morgan Chase & Co. (including their predecessors) have, from time to time, performed certain financial advisory and other commercial and investment banking services for Bargo and Bellwether, for which they received customary compensation, and in the future may continue to perform, from time to time, certain financial advisory and other commercial and investment banking services for Bargo or Bellwether, for which they would receive customary compensation. Specifically, affiliates of J.P. Morgan Chase & Co. (including their predecessors) have arranged or provided senior and subordinated debt financing to Bargo and Bellwether.

     The Chase Manhattan Bank was the lender under Bargo's credit facility during 2000. Additionally, Morgan Guarantee Trust Company of New York was the administrative agent and principal lender under Bellwether's credit facility until February 2000. J.P. Morgan Chase will be one of two primary lenders under Mission Resources' credit facility and will provide financing for the merger.

     In addition, in the ordinary course of their businesses, J.P. Morgan Chase & Co. and its affiliates may actively trade the debt and equity securities and loans of Bargo or Bellwether for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or loans.

OPINION OF BELLWETHER'S FINANCIAL ADVISOR

     Johnson Rice & Company, L.L.C. was retained by Bellwether to provide a fairness opinion in connection with the merger. On January 23, 2001 Johnson Rice rendered its oral opinion to the Bellwether board, later confirmed in writing, that as of such date and based upon factors and assumptions set forth therein, the terms of the transaction were fair from a financial point of view to holders of Bellwether common stock. In rendering its opinion, Johnson Rice took into account that the consideration to be paid to the holders of Bargo common stock in connection with the merger and that the merger was determined through arms'-length negotiations between Bargo and Bellwether. Johnson Rice has consented to the inclusion of their opinion in this joint proxy statement/prospectus.

     THE FULL TEXT OF THE JOHNSON RICE FAIRNESS OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED, AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY JOHNSON RICE, IS ATTACHED AS ANNEX C AND IS INCORPORATED HEREIN BY REFERENCE. THE SUMMARY OF THE MATERIAL PROVISIONS OF THE JOHNSON RICE FAIRNESS OPINION SET FORTH IN THIS DOCUMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION. BELLWETHER STOCKHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY.

     The summary does not purport to be a complete description of the analyses supporting the Johnson Rice fairness opinion or the presentation made by Johnson Rice to the Bellwether board. The preparation of a fairness opinion is a complex process of involving various determinations as to the most relevant and appropriate methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such opinion is not readily susceptible to partial analyses. In arriving at its opinion, Johnson Rice did not assign any particular weighting to any of the factors considered, but rather made qualitative judgments as to the relevance or significance of each factor. The qualitative adjustments include reserve life, cash on cash returns, existing hedges, and the percentage of operated properties. Accordingly, Johnson Rice believes that the analyses must be considered as a whole and that selecting portions of the analyses without considering the analyses as a whole, would create an incomplete view to the process underlying the fairness opinion.

     For purposes of the analyses, Johnson Rice made many assumptions with respect to the industry performance, general business, economic, market and financial conditions and other matters beyond the control of Johnson Rice. Actual conditions may differ significantly from those assumed. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. In addition, the fairness opinion was among several factors taken into consideration by the Bellwether board in making its decision to approve the merger agreement. Consequently, the Johnson Rice analyses described below should not be viewed as the determinative factor of the decision of the Bellwether board with respect to the fairness of the transaction.

     In arriving at its opinion Johnson Rice among other things,

     - reviewed certain publicly available business and financial information relating to Bellwether and Bargo that Johnson Rice deemed relevant;

     - reviewed financial information provided by the management of both Bellwether and Bargo relating to the business, earnings, cash flow, assets, liabilities and prospects of Bellwether and Bargo, as well as the synergies and impacts from the merger;

     - reviewed available securities analysts' models regarding the earnings and cash flow estimates for Bellwether for 2000 and 2001;

     - reviewed third party reserve reports prepared by independent petroleum engineers provided by Bellwether and Bargo management;

     - conducted discussions with members of senior management of Bellwether and Bargo concerning information about their respective companies, as well as their respective businesses and outlook before and after giving effect to the merger;

     - reviewed market prices and valuation multiples of Bellwether and Bargo common stock and compared them to other public companies deemed to be relevant by Johnson Rice;

     - reviewed the potential pro forma impact of the merger on Bellwether's earnings per share, cash flow, consolidated capitalization and financial ratios;

     - reviewed the reported prices and trading activity of Bellwether and Bargo;

     - reviewed the financial terms of other comparable mergers;

     - reviewed the merger agreement and related documents;

     - participated in certain discussions and negotiations among representatives of Bellwether, Bargo and their financial and legal advisors; and

     - reviewed other such financial studies and analyses and took into account other such matters as deemed relevant by Johnson Rice.

     In preparing its opinion, Johnson Rice assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to Johnson Rice, discussed with or reviewed by or for Johnson Rice, or publicly available, and Johnson Rice did not assume any responsibility for independently verifying such information. Johnson Rice did not undertake an independent evaluation or appraisal of any of the assets or liabilities of Bellwether or Bargo and was not furnished with any such appraisal or evaluation. In addition, Johnson Rice did not assume the responsibility to conduct any physical inspection of the properties, facilities or equipment of Bellwether or Bargo. With respect to the reserve reports and financial forecasts provided to or discussed with Johnson Rice by Bellwether or Bargo, Johnson Rice assumed that they had been reasonably prepared and reflected the best currently available estimates and judgment of the management of Bellwether and Bargo, respectively, as to the expected future financial performance of Bellwether or Bargo. Johnson Rice further assumed that the merger would be accounted for as a purchase under GAAP and that it will qualify as a tax-free reorganization for U.S. federal income tax purposes. Johnson Rice also assumed that the final form of the merger agreement would be substantially similar to the last draft reviewed by it.

     The fairness opinion is based upon market, economic and other conditions as they existed and could be evaluated on the date of such opinion. Johnson Rice was not authorized by Bellwether or the Bellwether board to solicit, nor did it solicit, third-party indications of interest for the acquisition of all or any part of Bellwether. Johnson Rice did not express an opinion regarding the value that would be realized upon the sale or liquidation of Bellwether, and the fairness opinion does not address the relative merits of the merger compared to any alternative business combination transaction that might be available to Bellwether. In addition, Johnson Rice was not asked to consider, and the fairness opinion does not in any manner, address the price at which Mission Resources shares will trade following the consummation of the merger.

     Both Bellwether and Bargo provided Johnson Rice with financial information regarding their respective financial performance to develop estimates of future performance. Johnson Rice also utilized models available from various securities analysts and reserve reports developed by third party petroleum engineers made available by Bellwether and Bargo management to develop a two-year financial forecast for the two-year period ending December 31, 2001 and December 31, 2002 for both Bellwether and Bargo.

Johnson Rice relied upon the information available and provided by Bellwether and Bargo in performing their analyses and preparing the fairness opinion.

     The following is a brief summary of selected analyses presented to the Bellwether board by Johnson Rice in connection with the delivery of its fairness opinion.

Valuation of Bellwether

     Comparable Public Company Analysis Bellwether. As part of its analysis, Johnson Rice compared financial and operating information of Bellwether with a group of exploration and production companies deemed relevant by Johnson Rice. Estimates for Bellwether and corresponding multiples were based on estimates from security analysts models and third party engineering reports and Bellwether's closing price of $9.09 as of January 19, 2001. Both Bellwether and Bargo were compared to the following exploration and production companies:

          Chesapeake Energy Corporation
          Southwestern Energy Company
          Vintage Petroleum, Inc.
Denbury Resources, Inc.
Swift Energy Company
Mallon Resources Corporation

     Based on Johnson Rice estimates for the above companies as of January 19, 2001 the valuation parameters used in the analysis were as follows:

  COMPARABLE COMPANIES         2000           2001          BELLWETHER      2000   2001
  --------------------         ----           ----          ----------      ----   ----
Price/cash flow                                          Price/cash flow
  Average................      4.2x           2.9x       Estimate........   2.2x   1.7x
  Median.................      4.4x           2.7x
  Range..................   5.4x - 3.1x    4.4x - 1.8x
Total value/EBITDA                                       Total value/
                                                         EBITDA
  Average................      7.5x           3.6x       Estimate........   3.8x   3.2x
  Median.................      5.9x           3.3x
  Range..................  18.6x - 3.6x    5.2x - 2.9x
Debt/2001 EBITDA                                         Debt/2001 EBITDA
  Average................       --            1.2x       Estimate........   --     1.6x
  Median.................       --            1.4x
  Range..................       --         0.7x - 1.6x
Price/net asset value                                    Price/net asset
                                                         value
  Average................      151%                      Estimate........   110%
  Median.................      148%
  Range..................   78% - 232%

     Such analyses indicated that as of January 19, 2001, the median ratio of adjusted market value (defined as equity market value plus short and long-term debt less net working capital) to estimated 2000 and 2001 earnings before interest, tax, depreciation and amortization, or EBITDA, was 5.9x and 3.3x, respectively. Based upon this analysis, Johnson Rice applied a range of comparable multiples after making certain qualitative adjustments to Bellwether EBITDA estimates in 2000 and 2001. The multiples applied were 3.3x to 3.5x for 2000 and 3.0x to 3.3x for 2001. Application of these multiples yielded a reference equity value range for Bellwether of $112.8 million to $157.9 million. This analysis indicated that Bellwether would contribute approximately 45.6% to 50.3% of the equity value of the combined company based on EBITDA. In the merger, the Bellwether stockholders will own between 55.5% and 61.6% of the fully diluted equity interest of the combined company.

     No company utilized in the comparable public company analysis is identical to Bellwether. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Bellwether and other factors that could affect the public trading value of the companies to which they are being compared.

     Discounted Cash Flow Analysis Bellwether. As part of its analysis, Johnson Rice preformed a discounted cash flow analysis for the purpose of determining the equity reference value range for Bellwether. The third party engineering reports were utilized to arrive at forecasted volumes. Johnson Rice utilized oil and gas price assumptions as follows:

                            OIL        NATURAL GAS
                           ------      -----------
2001.................      $25.00         $5.00
2002.................      $21.00         $4.15
thereafter...........      $21.00         $3.50

     Realized prices were then adjusted for Bellwether's hedging contracts in 2001. Proved reserves were risked at 100% for proved developed producing, 95% for proved developed non-producing and 75% for proved undeveloped. The calculated net present value of after tax cash flows of Bellwether's oil and gas reserve based on proved reserve estimates as given by the reserve reports were discounted at a rate of 10%. Adjusting for pro-forma debt and other corporate adjustments Johnson Rice arrived at an implied equity value of $117.3. This analysis indicated that Bellwether would contribute approximately 34.6% of the equity value of the combined company based on discounted cash flow. In the merger, Bellwether stockholders will own between 55.5% and 61.6% of the fully diluted equity interest of the combined company.

     Net Asset Value Analysis Bellwether. Johnson Rice also assigned a value to Bellwether's reserves based upon comparable public company asset values and comparable transactions observed in the market place. Certain qualitative adjustments were made based on the reserve life, location, type of hydrocarbon, hedging contracts, operational control and other factors deemed to be relevant. Johnson Rice assigned an average value of $6.00 per barrel of equivalent to Bellwether's reserve quantities as determined by third party engineering reports. Adjusting of pro-forma debt and other corporate adjustments Johnson Rice arrived at an implied equity value of $87.3 million. This analysis indicated that Bellwether would contribute approximately 35.8% of the equity value of the combined company based on the assigned net asset value. In the merger, Bellwether stockholders will own between 55.5% and 61.6% of the fully diluted equity interest of the combined company.

     Comparable Transaction Analysis Bellwether. As part of its analysis, Johnson Rice also compiled a list of 14 comparable property and corporate transactions.

     Bargo / Texaco (January 2000)
     3Tec Energy / Undisclosed (May 2000)
     Hilcorp Energy / Amoco (June 2000)
     Apache / Collins & Ware (June 2000)
     Southwestern / Total Fina Elf (June 2000)
     Chesapeake / Undisclosed (June 2000)
     Chesapeake / Gothic Energy (July 2000)
     3Tec Energy / Undisclosed (July 2000)
     Exco / Undisclosed (September 2000)
     Texoil Inc. / Acadia (October 2000)
     Cross Timbers / Herd Producing (December 2000)
     Newfield Exploration / Lariat (January 2001)
     3Tec Energy / Classic (January 2000)
     Prize / Apache (January 2000)

     The above transactions were deemed relevant based on their geographic location, corporate structure, or other qualitative factors. On a per barrel equivalent basis, Johnson Rice found a total enterprise value consideration range of $3.72 to $7.98 with an average price per barrel of $5.22. From the observed transactions, Johnson Rice arrived at a total corporate enterprise value range for Bellwether of $113.1 million to $242.6 million. This analysis indicated that Bellwether would contribute approximately 55.1% to 45.7% of the equity value of the combined company based on the total corporate enterprise. In the merger, Bellwether stockholders will own between 55.5% and 61.6% of the fully diluted equity interest of the combined company.

  Valuation of Bargo

     Comparable Public Company Analysis Bargo. As part of its analysis, Johnson Rice compared financial information of Bargo with that of a group of selected exploration and production companies deemed relevant by Johnson Rice. Both Bargo and Bellwether were compared to several mid to small capitalization exploration and production companies including, Chesapeake Energy Corporation, Denbury Resources Inc., Southwestern Energy Company, Swift Energy Company, Vintage Petroleum Inc., and Mallon Resources Corporation. Based on Johnson Rice estimates for the previously mentioned companies as of January 19, 2001 the valuation parameters used in the analyses were as follows:

                                               2000              2001
                                               ----              ----
Price/cash flow
  Average..............................        4.2x              2.9x
  Median...............................        4.4x              2.7x
  Range................................    5.4x - 3.1x       4.4x - 1.8x
Total value/EBITDA
  Average..............................        7.5x              3.6x
  Median...............................        5.9x              3.3x
  Range................................    18.6x - 3.6x      5.2x - 2.9x
Debt / 2001 EBITDA
  Average..............................                          1.2x
  Median...............................                          1.4x
  Range................................                      0.7x - 1.6x
Price/net asset value
  Average..............................        151%
  Median...............................        148%
  Range................................     78% - 232%

     Such analyses indicated that as of January 19, 2001, the median ratio of adjusted market value (defined as equity market value plus short and long-term debt less net working capital) to estimated 2000 and 2001 EBITDA was 5.9x and 3.3x, respectively. Based upon this analysis, Johnson Rice applied a range of comparable multiples after making certain qualitative adjustments to Bargo EBITDA estimates in 2000. The multiples applied ranged from 3.0x to 3.5x for 2001. Application of these multiples yielded a reference equity value range for Bargo of $134.5 million to $155.9 million. This analysis indicated that Bargo would contribute approximately 54.5% to 49.7% of the equity value based on EBITDA. In the merger, Bargo stockholders will own between 45.5% and 38.4% of the fully diluted equity interest of the combined company.

     No company utilized in the comparable public company analysis is identical to Bargo. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Bargo and other factors that could affect the public trading value of the companies to which they are being compared.

     Discounted Cash Flow Analysis Bargo. As part of its analysis, Johnson Rice preformed a discounted cash flow analysis for the purpose of determining the equity reference value range for Bargo. The third party engineering reports were utilized to arrive at forecasted volumes. Johnson Rice utilized oil and gas price assumptions as follows:

                            OIL        NATURAL GAS
                           ------      -----------
2001                       $25.00         $5.00
2002                       $21.00         $4.15
thereafter                 $21.00         $3.50

     Proved reserves were risked at 100% for proved developed producing, 95% for proved developed non-producing and 75% for proved undeveloped. The calculated net present value of after tax cash flows of Bargo's oil and gas reserve based on proved reserve estimates as given by the reserve reports were discounted at a rate of 10%. Adjusting for pro-forma debt and other corporate adjustments Johnson Rice arrived at an implied equity value of $221.3 million. This analysis indicated that Bargo would contribute approximately 65.4% of the equity value of the combined company based on discounted cash flow. In the merger, Bargo stockholders will own between 45.5% and 38.4% of the fully diluted equity interest of the combined company.

     Net Asset Value Analysis Bargo. Johnson Rice also assigned a value to Bargo's reserves based upon comparable public company asset values and comparable transactions observed in the market place. Certain qualitative adjustments were made based on the reserve life, location, type of hydrocarbon, hedging contracts, operational control and other factors deemed to be relevant. Johnson Rice assigned an average value of $5.00 per barrel of equivalent to Bargo's reserve quantities as determined by third party engineering reports. Adjusting of pro-forma debt and other corporate adjustments Johnson Rice arrived at an implied equity value of $156.0 million. This analysis indicated that Bargo would contribute approximately 64.2% of the equity value of the combined company based on the assigned net asset value. In the merger, Bargo stockholders will own between 45.5% and 38.4% of the fully diluted equity interest of the combined company.

     Comparable Transaction Analysis Bargo. As part of its analysis, Johnson Rice also compiled a list of 14 comparable property and corporate transactions.

     Bargo/Texaco (January 2000)
     3Tec Energy/Undisclosed (May 2000)
     Hilcorp Energy/Amoco (June 2000)
     Apache/Collins & Ware (June 2000)
     Southwestern/Total Fina Elf (June 2000
     Chesapeake/Undisclosed (June 2000)
     Chesapeake/Gothic Energy (July 2000)
     3Tec Energy/Undisclosed (July 2000)
     Exco/Undisclosed (September 2000)
     Texoil Inc./Acadia (October 2000)
     Cross Timbers/Herd Producing (December 2000)
     Newfield Exploration/Lariat (January 2001)
     3Tec Energy/Classic (January 2000)
     Prize/Apache (January 2000)

     The above transactions were deemed relevant based on their geographic location, corporate structure, or other qualitative factors. On a per barrel equivalent basis, Johnson Rice found a total enterprise value consideration range of $3.72 to $7.98 with an average price per barrel of equivalent of $5.22. From the observed transactions, Johnson Rice arrived at a total corporate enterprise value range for Bargo of $171.1 million to $367.1 million, or an implied equity value range of $92.1 million to $288.1 million. This analysis indicated that Bargo would contribute approximately 64.2% of the equity value of the combined company based on comparative transactions. In the merger, Bargo stockholders will own between 45.5% and 38.4% of the fully diluted equity interest of the combined company.

Review of Pro Forma Results

     Contribution Analysis. Johnson Rice analyzed the pro forma contribution of each Bellwether and Bargo to the combined company. Such analysis included, among other things, relative contributions of cash flow from operations, EBITDA and reserve contributions on both a PV-10 and Johnson Rice assigned net asset value basis. Johnson Rice utilized certain financial information and third party engineering reports provided by Bellwether and Bargo management as well as estimates from various securities analysts for the analysis. The relative levels of cash flow from operations and EBITDA were used to develop implied enterprise value contributions on a leverage-adjusted basis to derive implied equity market value contributions. Assuming the average closing price of Bellwether's common stock for the 20 trading days ending three days prior to the closing of the merger is between $7.00 and $9.00, the Bellwether stockholders will own between 55.5% and 61.6% of the fully diluted equity interest of the combined company. The analysis indicated that in 2001, Bellwether would contribute 53.2% of the equity value based upon production, 56.0% of the equity value based on operating cash flow, 49.1% of the equity value based on EBITDA, 34.6% of the equity value based on the PV-10 value of reserves, and 35.8% of the equity value based on Johnson Rice assigned net asset value. In 2002, the analysis indicated Bellwether would contribute 47.7% of the production, 56.1% of the equity value based on operating cash flow and 48.4% of the equity value based on EBITDA.

     Pro Forma Analysis of the Merger. Johnson Rice analyzed the pro forma impact of the merger on earnings per share, cash flow per share for Bargo for the calendar year 2000 and 2001. Johnson Rice utilized certain financial information provided by Bellwether and Bargo management, as well as estimates from various securities analysts for the analysis. The pro forma analyses also took into account the anticipated cost savings and synergies expected to be derived from the merger as estimated by Bellwether and Bargo management. Johnson Rice noted that, assuming the merger would be treated as a purchase for accounting purposes, the merger would be accretive to earnings per share and cash flow per share in 2000 and 2001.

     Johnson Rice also analyzed the effects of the merger on the balance sheet and credit statistics of the combined company. Treating Bargo's preferred stock including accrued dividends as debt, Bellwether's debt to total market capitalization ratio using an $8.50 per share price results in a debt to total market capitalization ratio of 57.8% pro forma at year end 2000.

     Advisory Fee. Bellwether retained Johnson Rice based on its experience and expertise. Johnson Rice is an internationally recognized investment banking and advisory firm. As part of its investment banking business, Johnson Rice is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Neither Johnson Rice nor its principals have a material ownership interest in Bellwether or Bargo. In the past, Johnson Rice has provided financial advisory and financing services to Bellwether and its affiliates and has received customary fees in connection with these services. No limitations were placed by the Bellwether board or management regarding the procedures or investigations undertaken by Johnson Rice in connection with arriving at its opinion. Bellwether and its management cooperated fully with Johnson Rice in connection therewith.

     Bellwether has agreed to pay Johnson Rice a fee for the rendering of its financial opinion of $600,000 due at delivery and an additional advisory fee of $400,000 to be paid upon the consummation of the merger. Bellwether has also agreed to reimburse Johnson Rice for its expenses related to the engagement and to indemnify Johnson Rice and its affiliates against certain liabilities, expenses, including liabilities under federal securities laws in connection with Johnson Rice's engagement.

ACCOUNTING TREATMENT

     Bellwether intends to account for the merger as a purchase under generally accepted accounting principles.

OPINION AS TO MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER


     Bargo will receive an opinion of its tax counsel, Akin, Gump, Strauss, Hauer & Feld, L.L.P., that the merger constitutes a reorganization under Section 368(a) of the Code. In addition, such opinion will provide that receipt of the merger consideration by the Bargo common shareholders of the stock portion of the merger consideration will not be taxable to such common shareholders, except to the extent of any cash received. Such opinion will also provide that the consideration, if any, received by holders of Bargo preferred stock in the merger is expected to constitute ordinary income to the extent of accrued but unpaid dividends. Bellwether will receive an opinion of its tax counsel, Haynes and Boone, LLP, that the merger will constitute a reorganization under Section 368(a) of the Code, and that neither Bellwether nor Bargo will recognize any gain or loss as a result of the Merger. Please review carefully the information under the caption "Material U.S. Federal Income Tax Consequences of the Merger" beginning on page 63 for a description of the material U.S. federal income tax consequences of the merger. The tax consequences to you will depend on your own situation. Please consult your tax advisors for a full understanding of the tax consequences of the merger to you.


BOARD OF DIRECTORS AND MANAGEMENT OF MISSION RESOURCES FOLLOWING THE MERGER

     Immediately after the merger, the Mission Resources board will have eight members. Pursuant to the terms of the merger agreement, after the merger is effective, four directors of Bellwether will resign their position as a director of Bellwether. The remaining Mission Resources directors will fill these vacancies with three individuals designated by Bargo. After the merger, the Mission Resources board will therefore consist of seven members, four Bellwether designated directors and three Bargo designated directors, as follows:

BELLWETHER DESIGNEES                                           BARGO DESIGNEES
--------------------                                           ---------------
Douglas G. Manner                                  Tim J. Goff
J.P. Bryan                                         Jonathan M. Clarkson
Habib Kairouz                                      D. Martin Phillips
Judy Ley Allen

     Each of the Bellwether designees currently serves on the Bellwether board and each of the Bargo designees currently serves on the Bargo board.

     Following the merger, Mission Resources' board of directors will have three committees:

     - The compensation committee will be composed of Mr. Goff, chairman, and Mr. Kairouz and Ms. Allen. The primary responsibility of the compensation committee will be to establish the compensation of the chief executive officer, approve the compensation of the other officers and adopt the compensation policy of the company. In addition, the compensation committee will administer Mission Resources' stock option plans.

     - The audit committee will be composed of Mr. Phillips, as chairman, and Mr. Kairouz and Ms. Allen. The primary responsibility of the audit committee will be to assist the board of directors in fulfilling its responsibility for oversight of the quality and integrity of corporate accounting, reporting practices, financial reports, internal controls and financial management. The charter of the audit committee is attached as Annex F.

     - The executive/mergers and acquisitions committee will be composed of Mr. Manner, as chairman, and Messrs. Bryan, Goff, Clarkson and Phillips. The executive/mergers and acquisitions committee will review acquisitions and other strategic opportunities and initiatives with management of the company. This committee will not, however, have authority to approve specific transactions or policies which would otherwise require the approval of the board of directors.

     After the merger, the management of Mission Resources will include the following executive officers:

NAME                             CURRENT POSITION              POSITION WITH MISSION RESOURCES
----                             ----------------              -------------------------------
Douglas G. Manner                Chairman of the Board, Chief  Chairman of the Board and Chief
                                   Executive Officer and         Executive Officer
                                   President of Bellwether
Jonathan M. Clarkson             President, Chief Operating    President, Chief Financial
                                   Officer and Director of       Officer and Director
                                   Bargo
Daniel P. Foley                  Senior Vice President --      Senior Vice President --
                                   Corporate Finance of          Corporate Finance
                                   Bellwether
Joseph G. Nicknish               Vice                          Senior Vice President --
                                   President -- Engineering      Operations and Exploitation
                                   of Bargo
Kent A. Williamson               Senior Vice President --      Senior Vice President --
                                   Engineering of Bellwether     Planning and Exploration

     If at any time prior to the effective time any director nominee is unable to serve as a director at the effective time, the respective board of directors that designated such individual will designate another individual to serve in his place.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the boards with respect to the merger, stockholders of Bellwether and Bargo should be aware that certain officers and directors of Bellwether and Bargo have the following interests in the merger that are separate from and in addition to the interests of stockholders of Bellwether and shareholders of Bargo generally. The boards were aware of these interests and took them into account in approving the merger agreement and the transactions contemplated thereby.

     Stock ownership. J. P. Bryan, a director of Bellwether, owns 1,061,750 shares of common stock of Bargo. In addition, Mr. Bryan is a managing director and owns 23% of the fully diluted equity interests in Torch Energy Advisors Incorporated. Torch and its subsidiaries are engaged in the business of providing accounting and operational outsourcing services to oil and gas companies. Torch provides operational and accounting outsourcing services to Bellwether and accounting outsourcing services to Bargo. In addition, Mr. Bryan owns 550,000 Bellwether options 524,000 of which are vested and 25,000 of which will vest as a result of the merger. Because of these interests, Mr. Bryan abstained from voting on the merger.

     Composition of Mission Resources' Board. The merger agreement provides that after the merger the Mission Resources board will consist of seven members; four individuals designated by Bellwether and three individuals designated by Bargo. Members of Mission Resources' board of directors, who are not also employees of Mission Resources, will each receive options to purchase 20,000 shares of Mission Resources common stock on the closing date of the merger, and will receive director's fees and annual option grants in the future.

     Stock Option and Change of Control Agreements. The merger constitutes a change in control for purposes of Bargo's stock option plans and other benefit plans. As a result of this change of control and further Bargo board action, stock options under Bargo's plans automatically became fully vested. In addition, two executive officers of Bargo are party to change of control agreements which will be triggered by the merger. Pursuant to these arrangements, the following directors and executive officers of Bellwether and Bargo are entitled to receive the following:

     - TIM J. GOFF. Mr. Goff will receive a payment equal to two times his annual salary under his change of control agreement. In addition, Mr. Goff is a party to an eighteen-month noncompete agreement with Bellwether, which the Bellwether board, at its discretion, may enforce in return for a payment of up to $250,000. Mr. Goff also owns options to purchase 5,654,641 shares of Bargo common stock, 1,884,880 of which are vested and 3,769,761 of which will vest prior to the merger. Mr. Goff has agreed to exercise all of these options and to cause BER Partnership L.P. to exercise warrants to purchase 250,000 shares of common stock prior to the merger.

     - DOUGLAS G. MANNER. Mr. Manner owns options to purchase 500,000 shares of Bellwether common stock 166,667 of which are vested and 333,333 of which will vest as a result of the merger. Mr. Manner will become chairman of the board and chief executive officer of Mission Resources and will be issued options to purchase an additional 300,000 shares of Mission Resources common stock pursuant to the merger agreement.


     - JONATHAN M. CLARKSON. The merger constitutes a change of control under Mr. Clarkson's change of control agreement with Bargo. Mr. Clarkson's change of control agreement with Bargo will be replaced by an employment agreement with Bellwether and he will not receive any payments under his change of control agreement with Bargo. Mr. Clarkson's employment agreement with Bellwether is described under "Election of Directors of Bellwether -- Executive Employment Contacts" on page 131. Mr. Clarkson also owns options to purchase 5,000,000 shares of Bargo common stock, 1,666,667 of which are vested and 3,333,333 of which will vest as a result of the merger. Mr. Clarkson will become President and Chief Financial Officer of Mission Resources and will be issued options to purchase 300,000 shares of Mission Resources common stock pursuant to the merger agreement.


     - JOSEPH G. NICKNISH. Mr. Nicknish, Vice President -- Engineering, of Bargo, owns options to purchase 2,375,039 shares of Bargo common stock 1,105,886 of which are vested and 1,269,153 of which will vest as a result of the merger. In connection with the merger, Mr. Nicknish will become Senior Vice President -- Operations and Exploitation of Mission Resources and will receive options to purchase 150,000 shares of Mission Resources common stock pursuant to the merger agreement.

     - KENT A. WILLIAMSON.  Mr. Williamson, Senior Vice
       President -- Engineering, of Bellwether, owns options to purchase 200,000 shares of Bellwether common stock which will vest as a result of the merger. Mr. Williamson will become Senior Vice President -- Planning and Exploration of Mission Resources and will receive options to purchase an additional 150,000 shares of Mission Resources common stock pursuant to the merger agreement.

     Reasons for the Bellwether Option Grants. One of the reasons the boards of directors of Bellwether and Bargo approved the merger was to strengthen the management team of Mission Resources following the merger. Bellwether's board of directors believes that by providing stock-based incentives to the current executive officers of Bellwether and the executive officers and key employees of Bargo who will join Mission Resources' management team, the interests of the management team following the merger will be aligned with those of stockholders. The decision to grant these options was first discussed early in the negotiation of the merger between Mr. Manner, Mr. Clarkson and the board of directors of Bellwether as part of the compensation package to be offered to management and was approved by Bellwether's board of directors as part of the merger agreement.

     Directors' and Officers' Indemnification and Insurance. The merger agreement provides that, for six years after the effective time, Mission Resources will indemnify the present and former officers and directors of Bargo from liabilities arising out of actions or omissions in their capacity as such prior to the effective time of the merger, to the full extent permitted under Delaware law or Mission Resources' certificate of incorporation and bylaws. Accordingly, Mission Resources will maintain Bargo's directors' and officers' insurance coverage for six years after the effective time but only to the extent related to actions or omissions prior to the effective time, provided that the maximum aggregate amount of premiums that Mission Resources will be required to pay to maintain this coverage is $50,000.

EMPLOYMENT AGREEMENTS


     If the merger agreement is approved, Mission Resources will enter into employment agreements with the following persons which are described under "Election of Directors of Bellwether -- Executive Employment Contracts" on page 131:


     - Jonathan Clarkson, as Mission Resources' President and Chief Financial Officer; and

     - Joseph Nicknish, as Mission Resources' Senior Vice
       President -- Operations and Exploitation.

FINANCING FOR THE MERGER


     Bellwether has received a commitment letter and a term sheet from J.P. Morgan Chase and BNP Paribas to loan up to $200 million to Mission Resources following the merger under a revolving credit facility. The maximum amount Mission Resources may borrow under the credit facility will be limited by a borrowing base. Initially, the borrowing base will be $185 million, and will be subject to adjustment every six months based on a review of Mission Resources' oil and gas properties, other indebtedness and other factors deemed relevant by the banks. Borrowings under the credit facility will be secured by a pledge of shares of stock of Mission Resources' foreign subsidiaries and by mortgages covering its oil and gas properties having a value (discounted at 9%) equal to 80% of the total value of the oil and gas properties included in the borrowing base. Interest rates under the credit facility will be based on Mission Resources' long-term debt rating and its borrowing base utilization.


     In addition, the credit facility will contain the following covenants:

     - limitations on Mission Resources' ability to sell all or substantially all of its assets;

     - limitations on its ability to incur additional indebtedness; and

     - a prohibition on dividends or other distributions to stockholders.

APPRAISAL RIGHTS


     Bellwether is a Delaware corporation and Bargo is a Texas corporation. Under Delaware law, the common stockholders of Bellwether are not entitled to appraisal rights with respect to the merger. Holders of Bargo's common stock or preferred stock who do not consent to the merger may be entitled to dissenters' rights of appraisal under Texas law. Any Bargo shareholder entitled to appraisal rights will have the right, within 20 days after the mailing of the letter of transmittal and instruction that indicates how to exercise appraisal rights, to demand in writing from Mission Resources an appraisal of his or her shares. Failure to make a timely demand will foreclose a shareholder's right to appraisal. Voting against the merger does not constitute a timely demand of appraisal rights. Bargo shareholders should read and must carefully follow the procedures and requirements of Article 5.12 of the Texas Business Corporation Act, a copy of which has been attached as Annex E.


TERMINATION OF TRADING OF BARGO COMMON STOCK

     If the merger is completed, the shares of Bargo common stock will cease trading on the OTC Bulletin Board and will be deregistered under the Securities Exchange Act of 1934.

                         TERMS OF THE MERGER AGREEMENT

     The following describes the material terms of the merger agreement. The full text of the merger agreement is attached as Annex A and is incorporated herein by reference. We encourage you to read the entire merger agreement.

EFFECTIVE TIME OF THE MERGER

     The merger agreement provides that the closing of the merger will take place as soon as practicable after the satisfaction or waiver of the conditions to the merger. At the closing we will file the necessary documents with public officials to complete the merger. We expect that, if all conditions to the merger have been satisfied or waived, the effective time will occur on the date of the Bellwether meeting or as soon thereafter as practicable.

MANNER AND BASIS OF CONVERTING SHARES


     Bargo Common Stock and Options and Warrants. If holders of all options and warrants to purchase Bargo common stock exercise their options and warrants prior to the closing, in the merger, holders of Bargo common stock will receive total consideration of $139.3 million, or $1.26 per share. Of this amount, $80.0 million will be paid in shares of Mission Resources common stock and $59.3 million will be paid in cash. However, no more than 11,428,571 shares ($80.0 million divided by $7.00) of Mission Resources common stock will be issued in the merger, and no less than 8,888,889 shares ($80.0 million divided by $9.00) of Mission Resources common stock will be issued in the merger. As a result, if the value of the Bellwether common stock is less than $7.00, holders of Bargo common stock will receive less than $80.0 million of Bellwether common stock and if the value is greater than $9.00, holders of Bargo common stock will receive more than $80.0 million. The following table illustrates the consideration to be received by holders of Bargo common stock and options and warrants to purchase common stock, in the merger under two different option exercise scenarios and under three different Bellwether common stock price scenarios:


                                 NO ADDITIONAL OPTIONS EXERCISE                ALL OUTSTANDING OPTIONS EXERCISE
VALUE OF BELLWETHER       --------------------------------------------   --------------------------------------------
COMMON STOCK              CASH(1)   STOCK(1)    TOTAL      PER SHARE     CASH(2)   STOCK(2)    TOTAL      PER SHARE
-------------------       -------   --------   --------   ------------   -------   --------   --------   ------------
                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
$6.00...................  $56,412   $68,571    $124,983      $1.16       $59,327   $68,571    $127,898      $1.16
$7.00 to $9.00..........  $56,412   $80,000    $136,412      $1.26       $59,327   $80,000    $139,327      $1.26
$10.00..................  $56,412   $88,889    $145,301      $1.34       $59,327   $88,889    $148,216      $1.34

---------------


(1) Represents the amount of cash and value of stock to be issued to holders of Bargo common stock, options and warrants assuming that none of the vested options or warrants (except those beneficially owned by Tim Goff) are exercised.


(2) Represents the amount of cash and the value of stock to be issued to holders of Bargo common stock, options and warrants assuming all vested options and warrants are exercised prior to closing.

     The merger agreement does not require Bargo option holders to exercise their options prior to the closing. Bargo will purchase 70% of the value of options which are not exercised prior to the closing for cash, and the remaining 30% of the value of the options will become options to purchase Mission Resources common stock. The value of a Bargo option equals the value of a share of Bargo common stock as described in the foregoing table less the exercise price of the Bargo option. For example, if an option holder owned options to purchase 1,000 Bargo shares at an exercise price of $0.26 per share, the value of the option if the value of the Bellwether stock were between $7.00 and $9.00 would be $1.26 - 0.26 = $1.00 per option or $1,000 in aggregate. This option holder would receive $700 in cash and an option with an in the money value of $300.

     There are currently outstanding options and warrants to purchase 25,773,339 shares of Bargo common stock. Mr. Goff has agreed to exercise his vested options prior to the closing. If none of the other options are exercised prior to the closing and the value of the Bellwether common stock is between $7.00 and $9.00, Bargo will repurchase options for $15.5 million in cash and Mission Resources will assume options and become obligated to issue shares of Mission Resources common stock having a value of $6.6 million in excess of the exercise price of the options.

     The purchase price paid by Bargo for unexercised options and the number of shares of Mission Resources common stock to be issued upon exercise of the converted options will be deducted from the total consideration payable to holders of common stock in the merger. Because this purchase of options reduces the number of shares that would be outstanding if the options were exercised, the purchase and conversion of the options will not affect the total consideration received per share of Bargo common stock in the merger. However, because the portion of total consideration paid in cash is greater for options than for Bargo common stock, the effect of exercising options prior to closing is to increase the percent of consideration paid to shareholders in cash.

     Of the 19,868,698 options and warrants to purchase Bargo common stock owned by persons other than Mr. Goff, 8,984,506 are currently vested and could be exercised prior to the closing. The remaining options become fully vested at the time of the merger. The following table compares the allocation of consideration between cash and shares of Mission Resources, if none of the options or all of the vested options, other than those owned by Mr. Goff, are exercised before closing.

                                                   NO ADDITIONAL OPTIONS   ALL ADDITIONAL VESTED
                                                         EXERCISED           OPTIONS EXERCISED
                                                   ---------------------   ---------------------
VALUE OF BELLWETHER COMMON STOCK                   CASH    STOCK   TOTAL   CASH    STOCK   TOTAL
--------------------------------                   -----   -----   -----   -----   -----   -----
$6.00............................................  $0.47   $0.69   $1.16   $0.50   $0.66   $1.16
$7.00 to $9.00...................................  $0.45   $0.81   $1.26   $0.49   $0.77   $1.26
$10.00...........................................  $0.45   $0.89   $1.34   $0.49   $0.85   $1.34

     The merger agreement also provides that if the value of the Bellwether common stock is greater than $9.00 per share, the value of options purchased for cash will be calculated as if the value of the Bellwether common stock was $9.00. The remainder of the value of the options will become options to purchase Mission Resources common stock.

     The value of the Bellwether common stock included in the foregoing discussion is the average price of the common stock for the twenty trading days ending on the third trading day prior to the closing of the merger. This may not be the price of the Bellwether common stock on the closing date of the merger or the value of the Mission Resources common stock following the merger.

     The options issued in exchange for Bargo options will have a cashless exercise feature under which an option holder may elect to pay the exercise price of his or her option by surrendering options with an in the money value equal to the exercise price of the options exercised.

     Bargo Preferred Stock. Unless the Bargo preferred stock is redeemed prior to the merger, Bargo preferred shareholders will receive an aggregate of $50 million in cash, which is the stated value of their preferred stock, plus approximately $10.9 million in accrued and unpaid dividends to the closing.

     Treatment of Fractional Shares. Certificates for fractional shares of Mission Resources common stock will not be issued in the merger. Bargo shareholders who would otherwise receive fractional shares will instead be entitled to receive a cash payment equal to the value of these fractional share interests as determined by multiplying the fractional part of a share of Mission Resources common stock by the average of the closing price of Bellwether common stock on the 20 consecutive trading days ending three trading days prior to the closing date.

     Bellwether Common Stock. Each issued and outstanding share of Bellwether common stock will not be affected by the merger and will represent one share of Mission Resources common stock after the merger.

SURRENDER AND EXCHANGE OF STOCK CERTIFICATES

     Prior to the merger, Bellwether will deposit with American Stock Transfer & Trust Company, the exchange agent, certificates representing the Mission Resources common stock to be issued, and cash to be paid, to the Bargo shareholders. The exchange agent will exchange the Mission Resources common stock and cash for surrendered Bargo common stock certificates.

     Bellwether will act as the exchange agent for the exchange of the Bargo preferred stock for cash as contemplated by the merger agreement.

     Within five business days after the effective time of the merger the applicable exchange agent will send to each holder of Bargo stock certificates a letter of transmittal and instructions for use in effecting the exchange of their Bargo stock certificates for cash, and if applicable, certificates representing the Mission Resources common stock.

     Any shares of Mission Resources common stock and cash that remain unclaimed one year after the effective time will be returned to Mission Resources, upon demand, and any holder of Bargo stock who has not exchanged his Bargo stock certificates prior to that time may thereafter look only to Mission Resources, as general creditors thereof, to exchange such Bargo stock certificates or to pay amounts to which such holders are entitled pursuant to the merger agreement.

     If your Bargo stock certificate has been lost, stolen or destroyed, you may make an affidavit of that fact and, if required by Mission Resources, post a bond in such reasonable amount as Mission Resources may direct as indemnity against any claim that may be made against it with respect to such Bargo stock certificate. Upon receipt of the affidavit and bond, if any, the exchange agent will issue in exchange for such lost, stolen or destroyed Bargo stock certificate the requisite amount of cash, and for Bargo common stockholders, the number of shares of Mission Resources common stock and, if applicable, unpaid dividends and other distributions on such shares of Mission Resources common stock.

     Bellwether stockholders will not be required to exchange their stock certificates for certificates bearing the name Mission Resources Corporation. As Bellwether stockholders sell their shares, or at their election, new stock certificates will be issued to them.

REPRESENTATIONS AND WARRANTIES

     The merger agreement contains customary representations and warranties of Bellwether and Bargo relating to various aspects of the respective businesses and financial statements of the parties and other matters. The representations and warranties will not survive the merger, but they will serve as the basis of conditions to each of our obligations to complete the merger.

CONDUCT OF BUSINESS PRIOR TO THE MERGER

     Bellwether and Bargo have agreed that prior to the merger each party will operate their business in the ordinary course consistent with past practices and use all reasonable efforts to preserve intact its business organizations and relationships with third parties and to keep available the services of its respective key employees.

     In addition, the merger agreement places specific restrictions on the ability of Bellwether and Bargo and their subsidiaries to:

     - amend their charters or bylaws;

     - declare or pay any dividends on common stock;

     - acquire any of their outstanding stock, except Bargo's redemption of its preferred stock, or any ownership interest of any of their subsidiaries;

     - merge or consolidate with another entity;

     - make a material acquisition, enter into a new line of business or commence business in a new country;

     - dispose of material assets or properties;

     - issue securities or amend the terms of any of their outstanding securities;

     - incur indebtedness outside the ordinary course of business;

     - settle litigation outside the ordinary course of business;

     - enter into hedging transactions outside their ordinary course of business; and

     - increase the compensation of executive officers or former employees.

LIMITATION ON DISCUSSING OR NEGOTIATING OTHER ACQUISITION PROPOSALS

     Pursuant to the merger agreement each of Bellwether and Bargo has agreed that it will not solicit, initiate or encourage any acquisition proposal. This includes engaging in negotiations with, or giving any nonpublic information to any person that has made or may be considering making an acquisition proposal.

     An "acquisition proposal" means any offer or proposal for, or any indication of interest in, a merger or other business combination involving Bellwether or Bargo or any of their subsidiaries, or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, either Bellwether or Bargo, other than the merger.

     However, if required by their fiduciary duties under law, the merger agreement permits Bellwether and Bargo to furnish information to, or enter into negotiations with, any party that has indicated its willingness to make an unsolicited offer relating to an acquisition proposal if the board of either Bellwether or Bargo has determined that the third party has the good faith intent to proceed with negotiations and the financial capability to consummate such acquisition proposal.

     Each company has agreed to inform the other of any acquisition proposal or any discussions or negotiations regarding an acquisition proposal. Each company has also agreed to use all reasonable efforts to keep the other party informed of the status and terms of any developments with respect to such discussions or negotiations.

CERTAIN ADDITIONAL AGREEMENTS

  Employee Benefit Matters

     Prior to the merger, Bargo will amend its stock option plan to accelerate the vesting of all options outstanding under the plan to be accelerated in connection with the merger. Bargo will also cause each of its employee pension benefit plans under Section 3(2) of ERISA, to be amended to provide that all participants shall become fully vested in their accrued benefits because of the merger. Mission Resources will initially provide to any employees of Bargo who are employed by Mission Resources after the merger the same wages, bonuses and benefits provided to such employees prior to the merger. After the merger, Mission Resources may change such wages. After the merger, Mission Resources will permit the retained employees to continue to participate in the employee benefit plans in which such retained employees were participating before the merger. Mission Resources may terminate its employee benefit plans after the merger, if Mission Resources permits such retained employees to participate in benefit plans or arrangements providing the same or better benefits than the Bargo plans provided. In addition, Mission Resources will assume the obligations of Bargo under Bargo's benefit plans. The terms of each Bargo benefit plan will continue to apply. Furthermore, Mission Resources will pay up to an aggregate of $100,000 to certain Bargo employees who will not be employed by Mission Resources. Mission Resources will also pay the health insurance premiums for these Bargo employees until six months after the merger or such employee obtains alternate health insurance, which ever is earlier.

     Holders of unexercised options to purchase Bargo common stock will receive a combination of cash or notes and Bellwether stock as discussed under "Terms of the Merger Agreement -- Manner and Basis of Converting Shares."

  Change of Name

     Under the merger agreement, the surviving corporation's name will be changed to Mission Resources Corporation.

  Grant of Options

     The merger agreement provides for the grant of options to the following executive officers:

Douglas G. Manner...........................................    300,000
Jonathan M. Clarkson........................................    300,000
Joseph G. Nicknish..........................................    150,000
Kent A. Williamson..........................................    150,000
                                                                -------
          Total.............................................    900,000
                                                                =======

     These options will be granted on the closing date of the merger and will have a ten year term. The exercise price of the options will be the average of the high and low trading prices of the Bellwether common stock on the day prior to the closing date. If the amendment to the 1996 plan is approved, these options will be issued under the 1996 plan. One-third of these options will vest at the closing of the merger, and the remaining two-thirds will vest in equal parts on the first and second anniversary of the closing of the merger. If the amendment to the 1996 plan is not approved, the options will be issued under the merger agreement, and the adoption of the merger agreement will be deemed approval of the grant of options.

CONDITIONS TO THE MERGER

  Conditions to the Obligations of Each Party

     The obligations of each party to complete the merger are subject to the following conditions:

     - the requisite approval by the Bellwether and Bargo stockholders;

     - the absence of any, statute, injunction, order, judgment or other legal restraint prohibiting, enjoining or restricting the completion of the merger;

     - the absence of any stop order regarding the registration statement relating to the merger or any proceeding for such purpose pending before or threatened by the SEC;

     - the receipt of such permits, authorizations, consents, or approvals required to consummate the transactions contemplated by the merger agreement;

     - approval for listing of the Bellwether common stock to be issued in the merger and upon exercise of the assumed Bargo employee stock options by The Nasdaq National Market System, subject to official notice of issuance; and

     - the termination of the shareholders' agreement among certain of Bargo's shareholders.

     Bellwether is not aware of any consent, authorization or other approval necessary to consummate the merger other than the approval of Bellwether's stockholders and the consent of the Bargo shareholders as contemplated herein. Bellwether will apply to approve the shares to be issued in the merger for trading on The Nasdaq National Market System. Bargo has advised Bellwether that it expects the shareholders agreement to be terminated on the date of the merger. The remaining conditions are subject to events outside the control of Bellwether and Bargo. However, Bellwether and Bargo expect that the other conditions will be satisfied as of the closing date of the merger.

  Conditions to the Obligations of Bargo

     The obligation of Bargo to complete the merger is also subject to the following additional conditions:

     - compliance by Bellwether with its obligations under the merger agreement and the representations and warranties of Bellwether contained in the merger agreement being true and correct both as of the date of the merger agreement and as of the effective time;

     - all proceedings taken by Bellwether under the merger agreement and all documents, instruments and certificates delivered by Bellwether under the merger agreement being reasonably satisfactory in form and substance to Bargo and its counsel;

     - the absence of any change in the financial condition, business, operations or prospects of Bellwether and its subsidiaries that as a whole, would be reasonably likely to have a material adverse effect on Bellwether, other than any such change affecting both Bargo and Bellwether in a substantially similar manner;

     - the receipt by Bargo of an opinion from its tax counsel to the effect that the merger will constitute a reorganization under Section 368(a);

     - four members of the Bellwether board shall have resigned;

     - the execution of an employment agreement between Mission Resources and Jonathan M. Clarkson; and

     - the closing price of a share of Bellwether common stock on The Nasdaq National Market System on the closing date of the merger is greater than $6.00.

  Conditions to the Obligations of Bellwether

     The obligation of Bellwether to complete the merger is also subject to the following additional conditions:

     - compliance by Bargo with its obligations under the merger agreement and the representations and warranties of Bargo contained in the merger agreement being true and correct both as of the date of the merger agreement and as of the effective time;

     - all proceedings taken by Bargo under the merger agreement and all documents, instruments and certificates delivered by Bargo under the merger agreement being reasonably satisfactory in form and substance to Bellwether and its counsel;

     - the absence of any change in the financial condition, business, operations or prospects of Bargo and its subsidiaries, that taken as a whole, would be reasonably likely to have a material adverse effect on Bargo, other than any such change affecting both Bargo and Bellwether in a substantially similar manner; and

     - the receipt by Bellwether of an opinion of its tax counsel to the effect that the merger will constitute a reorganization under Section 368(a).

  Waiver of and Compliance With Conditions to Closing the Merger

     If Bellwether or Bargo waives the condition that it receive a tax opinion that the merger will constitute a tax free reorganization under Section 368(a) of the Internal Revenue Code, Bellwether and Bargo will amend this joint proxy statement/prospectus to describe the tax consequences of the merger and will deliver it to stockholders of Bellwether and Bargo to resolicit proxies and written consents previously granted.

     Four of Bellwether's directors have agreed to resign immediately following the merger, and the remaining Bellwether directors have advised Bellwether that they intend to appoint the three Bargo nominees to the board of directors of Mission Resources. In addition, Mr. Clarkson and Bellwether have agreed on the terms of an employment agreement that will be entered on the closing date. The remaining conditions to the merger are subject to future events outside the control of Bellwether and Bargo, but neither Bellwether nor Bargo currently expects that the conditions will not be satisfied.

TERMINATION OF THE MERGER AGREEMENT

     The merger agreement may be terminated at any time prior to the effective time, whether before or after approval by the stockholders of Bellwether or
Bargo:

     by mutual written consent of Bargo and Bellwether;

     by either Bellwether or Bargo if:

       - the merger has not occurred by July 16, 2001, provided the party seeking termination is not in material breach of the merger agreement,

       - the other party is in material breach of the merger agreement and such breach is not cured in all material respects within 20 business days after notice of such breach,

       - any law, rule or regulation which makes consummation of the merger illegal or if any final and nonappealable judgment, injunction, order or decree of a court or other governmental authority of competent jurisdiction restrains or prohibits the consummation of the merger,

       - the Bellwether or Bargo stockholders fail to approve the merger at a stockholders meeting or by written consent,

       - the board of directors of the other party withdraws, modifies or changes its recommendation of the merger agreement or the merger in a manner adverse to such party or the board recommends any acquisition proposal to its stockholders or resolves to do any of the foregoing,

       - a tender offer or exchange offer for 50% or more of the outstanding shares of capital stock of the other party is commenced, and the board of directors of the other party does not recommend that its stockholders not tender their shares into such tender or exchange offer, or

       - if the other party accepts a superior proposal and pays the applicable termination fee to such party.

     by Bargo if the average closing prices of the Bellwether common stock is below $6.00 for any ten consecutive trading day period between the date of the merger agreement and the closing if Bargo gives Bellwether notice of its desire to terminate the merger agreement by the end of the fifth business day after the applicable ten-day trading period.

     The term "superior proposal" means an unsolicited bona fide proposal made by a third party relating to an acquisition proposal on terms that the applicable board of directors determines it cannot reject in favor of the merger, based on applicable fiduciary duties and the advice of its outside counsel.

TERMINATION FEES AND EXPENSES

     The merger agreement provides that, except as provided below, all expenses incurred by the parties will be borne by the party that has incurred such expenses. If the merger agreement is terminated for any reason, Bargo and Bellwether will share equally the expenses relating to this document and all regulatory filing fees.

     Payment of a Termination Fee by Bargo. Bargo will pay Bellwether a $7.5 million termination fee and up to $750,000 of expenses if the merger agreement is terminated:

     - by Bellwether because the Bargo board;

      (a) withdraws, modifies or changes its recommendation of the merger agreement or the merger in a manner adverse to Bellwether,

      (b) recommends any acquisition proposal to the Bargo shareholders, or

      (c) does not recommend that the Bargo shareholders do not tender or exchange their shares pursuant to a tender offer or exchange offer for 50% or more of the outstanding Bargo common stock;

     - by Bellwether or Bargo, if Bargo accepts a superior proposal; or

     - by Bellwether in the event of a material breach of the merger agreement by Bargo.

     If the merger agreement is terminated because Bargo has accepted a superior proposal, Bargo will be obligated to pay Bellwether the termination fee without any further requirements or pre-conditions to the payment obligation. If, however, the merger agreement is terminated in the manner set forth in either the first or third bullet points above, Bargo will only be obligated to pay Bellwether the termination fee if within 12 months after such termination:

     - Bargo consummates a transaction that would constitute an acquisition proposal,

     - Bargo enters into a definitive agreement providing for an acquisition proposal that has been approved by the Bargo board, or

     - any person or "group" acquires beneficial ownership or the right to acquire beneficial ownership of 50% or more of the Bargo common stock and Bargo has taken any action for the benefit of such person facilitating the acquisition by such person or group of such beneficial ownership.

     Bargo will not be obligated to pay Bellwether a termination fee under any circumstance if the Bellwether board withdraws, modifies or changes its recommendation of the merger agreement or the merger or if the Bellwether stockholders fail to approve the merger agreement and the merger.

     Payment of a Termination Fee by Bellwether. Bellwether will pay Bargo a $7.5 million termination fee and up to $750,000 of expenses if the merger agreement is terminated:

     - by Bargo because the Bellwether board:

      (a) withdraws, modifies or changes its recommendation of the merger agreement or the merger in a manner adverse to Bargo,

      (b) recommends any acquisition proposal to the Bellwether stockholders or

      (c) does not recommend that the Bellwether stockholders do not tender or exchange their shares pursuant to a tender offer or exchange offer for 50% or more of the outstanding Bellwether common stock;

     - by Bellwether or Bargo, if Bellwether accepts a superior proposal; or

     - by Bargo in the event of a material breach of the merger agreement by Bellwether.

     If the merger agreement is terminated because Bellwether has accepted a superior proposal, Bellwether will be obligated to pay Bargo the termination fee without any further requirements or pre-conditions to the payment obligation. If, however, the merger agreement is terminated in the manner set forth in either of the first or third bullet points above, Bellwether will only be obligated to pay Bargo the termination fee if within 12 months after such termination:

     - Bellwether consummates a transaction that would constitute an acquisition proposal,

     - Bellwether enters into a definitive agreement providing for an acquisition proposal that has been approved by the Bellwether board, or

     - any person or "group" acquires beneficial ownership or the right to acquire beneficial ownership of 50% or more of the Bellwether common stock and Bellwether has taken any action for the benefit of such person facilitating the acquisition by such person or group of such beneficial ownership.

     Bellwether will not be obligated to pay Bargo a termination fee under any circumstance if the Bargo board withdraws, modifies or changes its recommendation of the merger agreement or the merger or if the Bargo shareholders fail to approve the merger agreement and the merger.

          MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     The following general discussion summarizes the anticipated material U.S. federal income tax consequences of the merger to holders of Bargo common stock and Bargo preferred stock. This discussion addresses only those shareholders who hold their shares of Bargo common stock and Bargo preferred stock as a capital asset, and does not address all of the U.S. federal income tax consequences that may be relevant to particular Bargo shareholders in light of their individual circumstances, or to Bargo shareholders who are subject to special rules, such as:

     - financial institutions;

     - mutual funds;

     - tax-exempt organizations;

     - insurance companies;

     - dealers in securities or foreign currencies;

     - traders in securities who elect to apply a market-to-market method of accounting;

     - foreign holders;

     - persons who hold shares of Bargo common stock as a hedge against currency risk or as part of a straddle, constructive sale or conversion transaction; or

     - holders who acquired their shares of Bargo common stock upon the exercise of warrants or employee stock options or otherwise as compensation.

     The following general discussion also summarizes the anticipated material U.S. federal income tax consequences of the merger to Bellwether, Bargo, the other members of Bargo's consolidated group, and the Bellwether stockholders. This discussion does not, however, address the anticipated material U.S. federal income tax consequences of the merger to holders of options to purchase Bargo common stock.

     The following discussion is not binding on the Internal Revenue Service. It is based upon the Internal Revenue Code of 1986, as amended, and the regulations, rulings, and decisions thereunder in effect as of the date of this document, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws and U.S. federal laws other than U.S. federal income tax laws are not addressed. BARGO SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE AND LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS IN THEIR PARTICULAR CIRCUMSTANCES.

     It is a condition to the closing of the merger that Bargo and Bellwether each receive an opinion from its tax counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The opinion of Bargo's tax counsel, Akin, Gump, Strauss, Hauer and Feld, L.L.P., further describes the extent, if any, to which holders of shares of Bargo common stock and Bargo preferred stock will recognize gain or loss as a result of the merger. In addition, the opinion of Bellwether's tax counsel, Haynes and Boone, LLP, further provides that neither Bellwether nor Bargo will recognize gain or loss as a result of the merger. These opinions are based on customary assumptions and representations made by, among others, Bellwether and Bargo and will not be delivered if total cash consideration that will be paid in the merger to Bargo shareholders in exchange for their stock exceeds 60% of the total consideration that will be so paid in the merger to Bargo shareholders. The total cash consideration may exceed 60% of the total consideration if the value of the Bellwether common stock is less than $7.00 on the closing date of the merger. Bellwether or Bargo may waive the condition that it receive a tax opinion that the merger will constitute a reorganization for U.S. federal income tax purposes. If such event, Bellwether and Bargo will amend this joint proxy statement/prospectus to describe the tax consequences of the merger and will deliver it to stockholders of Bellwether and Bargo to resolicit proxies and written consents previously granted. An opinion of counsel represents counsel's best legal judgment and is not binding on the Internal Revenue Service or any court. No ruling has been, or will be, sought from the Internal Revenue Service or any state taxing authority as to the tax consequences of the merger. THE FOLLOWING DISCUSSION ASSUMES THAT THE MERGER QUALIFIES AS A REORGANIZATION WITHIN THE MEANING OF
SECTION 368(A) OF THE U.S. INTERNAL REVENUE CODE. IN ADDITION, THE FOLLOWING DISCUSSION ASSUMES THAT EACH MEMBER OF BARGO'S CONSOLIDATED GROUP (OTHER THAN BARGO) WILL BE A MEMBER OF BELLWETHER'S CONSOLIDATED GROUP IMMEDIATELY AFTER BARGO'S CONSOLIDATED GROUP CEASES TO EXIST, WITHIN THE MEANING OF SECTIONS 1.1502-13(J)(5) AND 1.1502-19(C)(3) OF THE U.S. TREASURY REGULATIONS.

TAX CONSEQUENCES TO HOLDERS OF BARGO COMMON STOCK

     Holders of shares of Bargo common stock that receive shares of Bellwether common stock in the merger will not recognize gain or loss for U.S. federal income tax purposes, except with respect to cash they receive as part of the merger consideration. The gain will equal the amount of the cash received or the total merger consideration, minus the tax basis of Bargo common shares exchanged, whichever is less. Each shareholder's aggregate tax basis in the shares of Bellwether common stock received in the merger will be the same as such shareholder's aggregate tax basis in the shares of Bargo common stock surrendered in the merger, increased by any gain recognized, decreased by any cash received, and further decreased by the amount of any tax basis allocable to any fractional share interest for which cash is received. The holding period of the shares of Bellwether common stock received in the merger by a holder of shares of Bargo common stock will include the holding period of the shares of Bargo common stock that such shareholder surrendered in the merger. A holder of shares of Bargo common stock that receives cash in lieu of a fractional share of Bellwether common stock will recognize gain or loss equal to the difference between the amount of cash received and such shareholder's tax basis in the shares of Bargo common stock allocable to the fractional share. That gain or loss generally will constitute capital gain or loss. In addition, a holder of shares of Bargo common stock who exercises dissenters' rights and receives a cash payment with respect to those shares will recognize gain or loss equal to the difference between the amount of cash received and such shareholder's tax basis in those shares. That gain or loss also generally will constitute capital gain or loss. In the case of an individual shareholder, any of this capital gain generally will be subject to a maximum U.S. federal income tax rate of 20% if the individual has held his shares of Bargo common stock for more than 12 months on the date of the merger. The deductibility of capital losses is subject to limitations for both individuals and corporations.

TAX CONSEQUENCES TO HOLDERS OF BARGO PREFERRED STOCK

     Holders of Bargo preferred stock who receive cash in the merger will recognize ordinary dividend income to the extent of any cash allocable to accrued but unpaid dividends on the preferred stock. Additionally, a holder of Bargo preferred stock will recognize gain (or loss) to the extent of the amount of cash received by such holder of Bargo preferred stock exceeds (or is less than) his basis in his preferred stock.

TAX CONSEQUENCES TO BELLWETHER

     No gain or loss will be recognized by Bellwether in the merger. Bellwether's tax basis in the assets acquired from Bargo pursuant to the merger will be the same as Bargo's tax basis in those assets immediately prior to the merger. Bellwether's holding period for the assets acquired from Bargo pursuant to the merger will include Bargo's holding period for those assets.

TAX CONSEQUENCES TO BARGO AND THE OTHER MEMBERS OF BARGO'S CONSOLIDATED GROUP

     No gain or loss will be recognized by Bargo in the merger. Pursuant to the merger, neither Bargo nor any other member of Bargo's consolidated group will recognize as income, gain, deduction or loss any "intercompany item" or "corresponding item," or any "excess loss account" in the stock of another member, as those terms are defined in Sections 1.1502-13(b), 1.1502-19(a) and 1.1502-32(a)(3)(ii) of the U.S. Treasury Regulations.

     The terms "intercompany item" and "corresponding item" are derived from U.S. Treasury Regulations which generally provide that transactions between members of the same consolidated group do not result in immediate income, gain, deduction or loss to the transacting members. For example, if one member of the consolidated group sells land held for investment at a gain to another member of the same consolidated group, and the second member sells that land to a nonmember, the first member generally will not recognize the gain from the intercompany transaction until the land is sold to the nonmember. The term "intercompany item" refers to the income, gain, deduction or loss realized by the consolidated group member transferring property or providing services in an intercompany transaction. The term "corresponding item" refers to the income, gain, deduction or loss from that transaction, or from property acquired in that transaction, immediately or subsequently realized by the consolidated group member receiving property or services in that transaction.

     The term "excess loss account" is derived from U.S. Treasury Regulations which generally provide for annual adjustments to a consolidated group member's basis in the stock of another consolidated group member to account for the second member's taxable income or loss, tax-exempt income, noncapital and nondeductible expenses and distributions with respect to its stock. For example, if a consolidated group member owns 100% of another consolidated group member's stock, its adjusted basis in such stock is $100, and the second member recognizes a taxable loss of $25, the first member's basis in the second member's stock will be reduced by $25. The term "excess loss account" refers to the first member's negative basis, if any, in the second member's stock after taking such stock basis adjustments into account.

     Instead of Bargo or any other member of Bargo's consolidated group recognizing any "intercompany item," "corresponding item," or "excess loss account" as income, gain, loss or deduction, Bellwether will succeed to any "intercompany item," "corresponding item" or "excess loss account" of Bargo, the members of Bargo's consolidated group will become members of Bellwether's consolidated group, and after the merger the members of Bellwether's consolidated group will recognize such items as income, gain deduction or loss as and when otherwise required by Sections 1.1502-13 and 1.1502-19 of the U.S. Treasury Regulations.

TAX CONSEQUENCES TO BELLWETHER STOCKHOLDERS

     Because shares of Bellwether common stock will remain unchanged in the merger, the merger will not cause Bellwether stockholders to recognize any gain or loss.

         SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA


     The following information should be read together with the historical consolidated financial statements of Bellwether and Bargo included elsewhere in this document.


                         BELLWETHER EXPLORATION COMPANY

                      CONSOLIDATED STATEMENT OF OPERATIONS
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                           SIX MONTH
                                                                       TRANSITION PERIOD
                                                 FISCAL YEARS ENDED          ENDED
                                                      JUNE 30,           DECEMBER 31,           YEAR ENDED DECEMBER 31,
                                                --------------------   -----------------   ---------------------------------
                                                  1996       1997            1997            1998       1999        2000
                                                --------   ---------   -----------------   --------   --------   -----------
Revenue and Expense Data:
  Gas revenues................................  $  9,906   $  24,323       $ 26,849        $ 46,661   $ 41,559    $ 62,652
  Oil revenues-United States..................     5,810      15,006         17,519          26,991     26,705      45,286
  Oil revenues-Ecuador........................        --          --             --              --         --       4,315
  Gas plant revenues..........................     8,719       6,652          2,036           3,170      3,830       6,070
  Interest and other income...................       116         363            609           1,347      1,335         957
                                                --------   ---------       --------        --------   --------    --------
        Total revenues........................    24,551      46,344         47,013          78,169     73,429     119,280
                                                --------   ---------       --------        --------   --------    --------
  Production expenses.........................     5,317      11,437         13,836          25,381     21,532      30,509
  Gas plant expenses..........................     5,185       3,322          1,232           1,967      2,366       2,677
  Transportation cost.........................        50         262            205             435        316         270
  General and administrative expenses.........     3,013       4,042          3,748           8,459      7,848       9,138
  Depreciation, depletion and amortization....     8,148      15,574         16,352          39,688     23,863      32,654
  Impairment expenses.........................        --          --             --          73,899         --          --
  Disposition of hedges(1)....................        --          --             --              --         --       8,671
  Interest expense............................     1,657       4,477          5,978          11,660     11,845      15,375
  Provision (benefit) for income taxes........        46       2,585          2,114          (6,069)    (3,154)    (12,222)
  Other expenses..............................       153          --             --              --         --          --
                                                --------   ---------       --------        --------   --------    --------
        Total expenses........................    23,569      41,699         43,465         155,420     64,616      87,072
                                                --------   ---------       --------        --------   --------    --------
  Net income (loss)...........................  $    982   $   4,645       $  3,548        $(77,251)  $  8,813    $ 32,208
                                                ========   =========       ========        ========   ========    ========
  Earnings (loss) per common share............  $   0.11   $    0.46       $   0.26        $  (5.50)  $    .64    $   2.32
  Earnings (loss) per common share-diluted....  $   0.11   $    0.45       $   0.25        $  (5.50)  $    .63    $   2.27
Balance Sheet Data (end of period):
  Total assets................................  $ 67,225   $ 222,648       $214,757        $131,196   $171,761    $221,545
  Working capital.............................  $  5,168   $  22,783       $ 13,964        $  6,077   $  3,770    $  7,212
  Long-term debt, net of current maturities...  $ 13,048   $ 115,300       $100,000        $104,400   $130,000    $125,450
  Stockholders' equity........................  $ 46,597   $  87,924       $ 91,669        $ 14,489   $ 23,314    $ 56,960
Other Financial Data:
  EBITDA(2)...................................  $ 10,833   $  27,281       $ 27,992        $ 41,927   $ 41,367    $ 68,015
  Net cash provided by operating activities...  $  7,485   $  34,521       $ 18,112        $ 34,722   $ 38,755    $ 61,639
  Net cash provided by (used in) investing
    activities................................  $  3,542   $(152,107)      $(15,500)       $(41,468)  $(58,104)   $(48,863)
  Net cash provided by (used in) financing
    activities................................  $(11,332)  $ 132,144       $(15,254)       $  4,057   $ 25,440    $ (4,413)
  Capital expenditures........................  $  6,977   $ 155,766       $ 20,845        $ 40,868   $ 57,162    $ 89,049
Operating Data:
  Sales Volumes:
    Oil (MBbls)...............................       334         854          1,054           2,297      2,080       2,380
    Gas (MMcf)................................     5,099      10,552         11,193          21,302     18,965      20,478
    MBOE......................................     1,184       2,613          2,920           5,847      5,241       5,793
  Average Prices(1):
    Oil (per Bbl).............................  $  17.40   $   17.57       $  16.62        $  11.75   $  12.84    $  20.84
    Gas (per Mcf).............................  $   1.94   $    2.31       $   2.40        $   2.19   $   2.19    $   3.06
    Per BOE...................................  $  13.27   $   15.05       $  15.19        $  12.60   $  13.03    $  19.38

---------------

(1) Non-recurring charge incurred due to disposition of gas hedges associated with production from properties sold in the fourth quarter of 2000.

(2) EBITDA is earnings before interest net income before interest expense, income tax expense, depreciation, depletion and amortization. EBITDA is presented because it is a commonly used measure of a company's cash flows and a widely accepted financial indication of a company's ability to service and incur debt. EBITDA should not be considered as an alternative to earnings (loss) as an indicator of operating performance or to cash flow from operations as a measure of liquidity. EBITDA presented here may not be comparable to similarly titled measures reported by other companies.

                              BARGO ENERGY COMPANY

                      CONSOLIDATED STATEMENT OF OPERATIONS
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                               1999        2000
                                                              -------    --------
Total revenues..............................................  $19,134    $124,777
                                                              -------    --------
Costs and expenses:
  Lease operations and production taxes.....................    7,685      40,279
  General and administrative................................    3,659      10,341
  Depletion, depreciation and amortization..................    4,898      18,707
                                                              -------    --------
         Total expenses.....................................   16,242      69,327
                                                              -------    --------
Other (income) and expense:
  Interest expense..........................................    2,378      14,619
  Interest (income) and other...............................       (8)       (255)
                                                              -------    --------
         Total other income and expense.....................    2,370      14,364
                                                              -------    --------
Income (loss) before income taxes and extraordinary item....      522      41,086
Income tax benefit (expense)................................      141     (16,208)
                                                              -------    --------
Income before extraordinary item............................      663      24,878
Extraordinary gain (loss) on conversion of debt.............       --      (1,533)
                                                              -------    --------
Net income..................................................      663      23,345
Redeemable preferred stock dividends, including accretion...   (3,473)     (6,035)
                                                              -------    --------
Net income (loss) available to common shareholders..........  $(2,810)   $ 17,310
                                                              =======    ========
Net income (loss) per common share -- basic.................  $ (0.04)   $   0.21
Net income (loss) per common share -- diluted...............  $ (0.04)   $   0.17
Weighted average common shares outstanding -- basic.........   75,942      87,933
Weighted average common shares outstanding -- diluted.......   75,942     103,179

Balance Sheet Data (end of period):
  Total assets..............................................  $84,539    $195,497
  Working capital...........................................    5,516       3,677
  Long term debt, net of current maturities.................   20,780      85,000
  Stockholders' equity......................................    4,293      21,603

Other Financial Data:
  EBITDA and extraordinary item(1)..........................  $ 7,790    $ 74,157
  Net cash provided by operating activities.................    2,361      54,958
  Net cash used in investing activities.....................   27,999     102,588
  Net cash provided by financing activities.................   26,772      51,992
  Capital expenditures, including acquisitions, net of
    dispositions............................................   27,999     102,588


---------------

(1) EBITDA is net income before interest expense, income tax expense, depreciation, depletion, and amortization. EBITDA is presented because it is a commonly used measure of a company's cash flows and a widely accepted financial indication of a company's ability to service and incur debt. EBITDA should not be considered as an alternative to earnings (loss) as an indicator of operating performance or to cash flow from operations as a measure of liquidity. EBITDA presented here may not be comparable to similarly titled measures reported by other companies. We have included in this calculation a $1.5 million non-cash charge in 2000 related to conversion of debt which was recorded as an extraordinary item.

                     UNAUDITED PRO FORMA CONDENSED COMBINED
                   FINANCIAL STATEMENTS OF MISSION RESOURCES

     The unaudited pro forma condensed combined statements of operations of Mission Resources for the year ended December 31, 2000 gives effect, using the purchase method of accounting, to the merger with Bargo and the exercise of the outstanding stock options and warrants of Bargo as if they had occurred at the beginning of the years presented. The unaudited pro forma condensed combined statements of operations also gives effect to Bellwether's sale of oil and gas properties during 2000, Bargo's sale of its Coles Levee California and February 2001 auction of oil and gas properties and Bargo's Texaco and East Texas acquisitions, as if they had occurred on January 1, 2000.

     The unaudited pro forma condensed combined balance sheet of Mission Resources gives effect, using the purchase method of accounting, to the merger and the exercise of the outstanding stock options and warrants as if they occurred on December 31, 2000. The unaudited pro forma condensed combined balance sheet also gives effect to Bargo's sale of its California Coles Levee and February 2000 auction of oil and gas properties during January, 2001 as if they had occurred on December 31, 2000.


     The following unaudited pro forma financial data have been included as required by the rules of the SEC and are provided for comparative purposes only. The unaudited pro forma financial data are presented based upon the historical consolidated financial statements of Bellwether and Bargo and should be read in conjunction with such financial statements and the related notes thereto which are included herein.


     The unaudited pro forma financial data are based upon assumptions and include adjustments as explained in the notes to the unaudited pro forma condensed combined financial statements, and the actual recording of the transactions could differ. The unaudited pro forma financial data are not necessarily indicative of the financial results that would have occurred had the merger been effective on and as of the date indicated and should not be viewed as indicative of operations in the future.

                         MISSION RESOURCES CORPORATION
              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 2000
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                     BELLWETHER                              BARGO                   MERGER PRO
                                        ------------------------------------  ------------------------------------      FORMA
                                        HISTORICAL   PRO FORMA      ADJUSTED  HISTORICAL  PRO FORMA       ADJUSTED   ADJUSTMENTS
                                        ----------   ---------      --------  ----------  ---------       --------   -----------
Revenues:
  Oil and gas revenues................   $112,253    $(23,174)(a)   $89,079    $124,777    $ 5,122(c)(y)  $129,899    $     --
  Gas plant revenues..................      6,070          --         6,070          --         --              --          --
  Interest and other income...........        957          --           957         255         --             255          --
                                         --------    --------       -------    --------    -------        --------    --------
                                          119,280     (23,174)       96,106     125,032      5,122         130,154          --
                                         --------    --------       -------    --------    -------        --------    --------
Costs and expenses:
  Production expenses.................     30,509      (4,869)(a)    25,640      40,002      1,625(c)(y)    41,627          --
  Transportation costs................        270          --           270         277         --             277          --
  Gas plant expenses..................      2,677          --         2,677          --         --              --          --
  Depreciation, depletion and
    amortization......................     32,654      (5,564)(a)    27,090      18,707      1,425(c)(y)    20,132     (47,222)(d)
                                                                                                                        46,503 (e)
  Disposition of hedges...............      8,671          --         8,671          --         --              --          --
  General and administrative
    expenses..........................      9,138        (847)(aa)    8,291      10,341        748(c)       11,089        (629)(g)
                                                                                                                           167 (bb)
  Interest expense....................     15,375        (902)(a)    14,473      14,619      2,685(c)       17,304      11,531 (h)
                                                                                                                        (4,743)(x)
                                                                                                                           800 (f)
  Amortization of goodwill and
    intangible assets.................         --          --            --          --         --              --       1,375 (i)
                                         --------    --------       -------    --------    -------        --------    --------
                                           99,294     (12,182)       87,112      83,946      6,483          90,429       7,782
                                         --------    --------       -------    --------    -------        --------    --------
  Income before income taxes..........     19,986     (10,992)        8,994      41,086     (1,361)         39,725      (7,782)
  Provision (benefit) for income
    taxes.............................    (12,222)     (4,177)(b)   (16,399)     16,208     (1,112)(b)      15,096      (2,435)(b)
                                         --------    --------       -------    --------    -------        --------    --------
Net income from continuing
  operations..........................     32,208      (6,815)       25,393      24,878       (249)         24,629      (5,347)
Redeemable preferred stock dividends,
  including accretion.................         --          --            --       6,035         --           6,035      (6,035)(j)
                                         --------    --------       -------    --------    -------        --------    --------
Net income allocable to common
  shareholders........................   $ 32,208    $ (6,815)      $25,393    $ 18,843    $  (249)       $ 18,594    $    688
                                         ========    ========       =======    ========    =======        ========    ========
Net income per share..................   $   2.32                   $  1.83
                                         ========                   =======
Net income per share -- diluted.......   $   2.27                   $  1.79
                                         ========                   =======
Weighted average common shares
  outstanding.........................     13,899                    13,899                                              9,217 (k)
                                         ========                   =======                                           ========
Weighted average common shares
  outstanding -- diluted..............     14,175                    14,175                                              9,217 (k)
                                         ========                   =======                                           ========

                                         MISSION
                                        RESOURCES
                                        PRO FORMA
                                        COMBINED
                                        ---------
Revenues:
  Oil and gas revenues................  $218,978
  Gas plant revenues..................     6,070
  Interest and other income...........     1,212
                                        --------
                                         226,260
                                        --------
Costs and expenses:
  Production expenses.................    67,267
  Transportation costs................       547
  Gas plant expenses..................     2,677
  Depreciation, depletion and
    amortization......................
                                          46,503
  Disposition of hedges...............     8,671
  General and administrative
    expenses..........................    18,918
  Interest expense....................
                                          39,365
  Amortization of goodwill and
    intangible assets.................     1,375
                                        --------
                                         185,323
                                        --------
  Income before income taxes..........    40,937
  Provision (benefit) for income
    taxes.............................    (3,738)
                                        --------
Net income from continuing
  operations..........................    44,675
Redeemable preferred stock dividends,
  including accretion.................        --
                                        --------
Net income allocable to common
  shareholders........................  $ 44,675
                                        ========
Net income per share..................  $   1.93
                                        ========
Net income per share -- diluted.......  $   1.91
                                        ========
Weighted average common shares
  outstanding.........................    23,116
                                        ========
Weighted average common shares
  outstanding -- diluted..............    23,392
                                        ========


  See accompanying notes to unaudited pro forma combined financial statements.

                         MISSION RESOURCES CORPORATION

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                               DECEMBER 31, 2000
                             (AMOUNTS IN THOUSANDS)

                                     ASSETS

                                                      BELLWETHER                               BARGO                  MERGER PRO
                                         ------------------------------------   -----------------------------------      FORMA
                                         HISTORICAL   PRO FORMA     ADJUSTED    HISTORICAL   PRO FORMA     ADJUSTED   ADJUSTMENTS
                                         ----------   ---------     ---------   ----------   ---------     --------   -----------
Current assets:
  Cash and cash equivalents............  $  14,464          --      $  14,464    $  6,737    $     --      $  6,737    $      --
  Accounts receivable and accrued
    revenues...........................     29,005          --         29,005      22,020          --        22,020           --
  Prepaid expenses and other...........      1,189          --          1,189          --          --            --          250(bb)
                                         ---------    --------      ---------    --------    --------      --------    ---------
        Total current assets...........     44,658          --         44,658      28,757          --        28,757          250
                                         ---------    --------      ---------    --------    --------      --------    ---------
Property and equipment, at cost:
  Oil and gas properties (full cost)...    434,396          --        434,396     178,561     (39,450)(c)        --     (122,411)(l)
                                                                                              (16,700)(y)   122,411      259,820(m)
  Gas plant facilities.................     18,452          --         18,452          --          --            --           --
                                         ---------    --------      ---------    --------    --------      --------    ---------
                                           452,848          --        452,848     178,561     (56,150)      122,411      137,409
  Accumulated depreciation, depletion
    and amortization -- oil and gas....   (296,567)         --       (296,567)    (24,541)         --       (24,541)      24,541(l)
  Accumulated depreciation, depletion
    and amortization -- gas plant......     (7,345)         --         (7,345)         --          --            --           --
                                         ---------    --------      ---------    --------    --------      --------    ---------
  Net property, plant and equipment....    148,936          --        148,936     154,020     (56,150)       97,870      161,950
  Leasehold, furniture and equipment...      2,782          --          2,782         830          --           830         (830)(l)
  Accumulated depreciation.............       (404)         --           (404)       (186)         --          (186)         186(l)
                                         ---------    --------      ---------    --------    --------      --------    ---------
                                             2,378          --          2,378         644          --           644         (644)
                                         ---------    --------      ---------    --------    --------      --------    ---------
Investments in outside companies.......      4,554          --          4,554          --          --            --           --
Goodwill, net of accumulated
  amortization.........................         --          --             --       1,592          --         1,592       (1,592)(n)
                                                                                                                          27,188(cc)
Loan costs, net of accumulated
  amortization.........................      1,263          --          1,263       7,189          --         7,189       (8,452)(p)
                                                                                                                           2,400(q)
Intangible assets......................         --          --             --          --          --            --          285(o)
Notes receivable.......................         --          --             --          --          --            --           --
Deferred income taxes..................     15,141          --         15,141          --          --            --      (15,141)(r)
Other assets...........................      4,615          --          4,615       3,295          --         3,295       (1,396)(z)
                                         ---------    --------      ---------    --------    --------      --------    ---------
                                         $ 221,545    $     --      $ 221,545    $195,497    $(56,150)     $139,347    $ 164,848
                                         =========    ========      =========    ========    ========      ========    =========


                                         PRO FORMA
                                         COMBINED
                                         ---------
Current assets:
  Cash and cash equivalents............  $  21,201
  Accounts receivable and accrued
    revenues...........................     51,025
  Prepaid expenses and other...........      1,439
                                         ---------
        Total current assets...........     73,665
                                         ---------
Property and equipment, at cost:
  Oil and gas properties (full cost)...
                                           694,216
  Gas plant facilities.................     18,452
                                         ---------
                                           712,668
  Accumulated depreciation, depletion
    and amortization -- oil and gas....   (296,567)
  Accumulated depreciation, depletion
    and amortization -- gas plant......     (7,345)
                                         ---------
  Net property, plant and equipment....    408,756
  Leasehold, furniture and equipment...      2,782
  Accumulated depreciation.............       (404)
                                         ---------
                                             2,378
                                         ---------
Investments in outside companies.......      4,554
Goodwill, net of accumulated
  amortization.........................         --
                                            27,188
Loan costs, net of accumulated
  amortization.........................
                                             2,400
Intangible assets......................        285
Notes receivable.......................         --
Deferred income taxes..................         --
Other assets...........................      6,514
                                         ---------
                                         $ 525,740
                                         =========


  See accompanying notes to unaudited pro forma combined financial statements.

                         MISSION RESOURCES CORPORATION

                               DECEMBER 31, 2000
                             (AMOUNTS IN THOUSANDS)

                      LIABILITIES AND STOCKHOLDERS' EQUITY


                                        BELLWETHER                             BARGO                      MERGER
                             ---------------------------------   ----------------------------------      PRO FORMA      PRO FORMA
                             HISTORICAL   PRO FORMA   ADJUSTED   HISTORICAL   PRO FORMA    ADJUSTED     ADJUSTMENTS     COMBINED
                             ----------   ---------   --------   ----------   ---------    --------     -----------     ---------
Current liabilities:
Accounts payable and
  accrued liabilities......   $ 37,433          --    $ 37,433    $ 14,114    $     --     $ 14,114      $ 11,150(s)    $ 62,697
Accrued income taxes
  payable..................         13          --          13      10,966          --       10,966          (480)(t)     10,499
                              --------     -------    --------    --------    --------     --------      --------       --------
        Total current
          liabilities......     37,446          --      37,446      25,080          --       25,080        10,670         73,196
                              --------     -------    --------    --------    --------     --------      --------       --------
Long-term debt.............    125,450          --     125,450      85,000     (16,700)(y)
                                                                               (39,450)(c)   28,850       115,312(u)     269,612
Deferred income tax
  liability................         --          --          --       6,115          --        6,115        54,092(v)
                                                                                                          (15,141)(r)     45,066
Other liabilities..........      1,689          --       1,689          --          --           --            --          1,689
Redeemable preferred
  stock....................         --          --          --      57,699          --       57,699       (57,699)(w)         --
Stockholders' equity:
  Common stock.............        143          --         143         921          --          921          (921)(w)         --
                                                                                                               92(k)         235
  Additional paid-in
    capital................     81,892          --      81,892       6,878          --        6,878        (6,878)(w)         --
                                                                                                           79,908(k)     161,800
  Retained earnings
    (deficit)..............    (23,170)         --     (23,170)     15,844          --       15,844       (15,844)(w)         --
                                                                                                             (783)(t)    (23,953)
  Treasury stock...........     (1,905)         --      (1,905)     (2,040)         --       (2,040)        2,040(w)      (1,905)
                              --------     -------    --------    --------    --------     --------      --------       --------
                                56,960          --      56,960      21,603          --       21,603        57,614        136,177
                              --------     -------    --------    --------    --------     --------      --------       --------
                              $221,545     $    --    $221,545    $195,497    $(56,150)    $139,347      $164,848       $525,740
                              ========     =======    ========    ========    ========     ========      ========       ========


  See accompanying notes to unaudited pro forma combined financial statements.

                         MISSION RESOURCES CORPORATION

                          NOTES TO UNAUDITED PRO FORMA
                         COMBINED FINANCIAL STATEMENTS

(a) To record the effect of Bellwether's oil and gas property sales during 2000 as if the sales had occurred at the beginning of the years presented.

(b) To adjust income taxes for pro forma adjustments for the years presented utilizing the applicable statutory tax rate.


(c) To record the following Bargo divestiture and acquisition as if they had occurred at the beginning of the years presented: a) Coles Levee divestiture (closed January 2001) and (b) Texaco acquisition (closed March 2000).


(d) To record the reversal of Bargo's and Bellwether's historical depreciation, depletion and amortization expense pertaining to the companies' oil and gas properties and goodwill associated with Bargo's historical acquisitions.

(e) To record pro forma depreciation, depletion and amortization on the combined estimated fair value of the depreciable and depletable assets of Bellwether and Bargo for the periods presented. Full-cost ceiling tests were performed on the combined basis resulting in no incremental impairment of oil and gas properties for the periods presented.

(f) To record the amortization of Mission Resources' debt issue costs incurred in connection with the merger for the years presented. The debt issuance costs will be amortized over a period of three years.

(g) To adjust fees Mission Resources will be charged in connection with its accounting and technology service agreement with a subsidiary of Torch, net of costs Bargo had paid for similar services with Novistar and another outsource service provider.

       Note that severance charges related to Bargo's employees of $766,000 and non-cash charges for the change in vesting dates of Bellwether's outstanding unvested options of $1,587,000 will be incurred by Mission Resources in connection with the merger. The charges are considered non-recurring therefore pro forma adjustments have properly not been recorded for such transactions in accordance with SEC accounting guidelines.

(h) To record interest expense for debt incurred by Mission Resources in connection with the Bargo acquisition for the periods presented utilizing an interest rate of 10%. The effect on pre-tax income (in thousands) of a 1/8% variance in interest rates is $144,000.


(i) To record amortization of (1) goodwill, over 20 years, and (2) intangible assets, over 19 years, associated with the acquisition of Bargo pursuant to the purchase method of accounting.


(j) To record the reversal of Bargo's dividends on preferred stock, as such preferred stock will either be redeemed for cash prior to closing or converted into cash in the acquisition of Bargo.

(k) To reflect the issuance of Mission Resources' common stock pursuant to the merger agreement using a stock price of $8.68 per share.

(l) To reverse historical Bargo property and equipment balances and the related accumulated depreciation, depletion and amortization pursuant to the purchase method of accounting.

(m) To record the estimated pro forma allocation of the purchase price of the acquisition of Bargo, including estimated merger costs, to properties and equipment in accordance with the purchase method of

                         MISSION RESOURCES CORPORATION

                          NOTES TO UNAUDITED PRO FORMA
                         COMBINED FINANCIAL STATEMENTS

       accounting. The following is a calculation and allocation of the purchase price to the assets acquired and liabilities assumed based on their relative fair value:

CALCULATION OF PURCHASE PRICE:


Estimated number of shares of common stock to be issued.....     9,217
Average of Bellwether common stock 20 days prior to
  closing...................................................  $   8.68
                                                              --------
Fair value of estimated common stock to be issued...........  $ 80,000
Add:
  Cash, net of $3,588,000 received from the conversion,
     during the merger, of Bargo's outstanding options and
     warrants...............................................    56,413
  Redemption of Bargo's preferred stock and accrued
     dividends of $8.9 million at December 31, 2000.........    58,900
  Bargo debt assumed by Bellwether..........................    28,850
  Deferred income tax liability incurred in connection with
     merger.................................................    60,207
                                                              --------
                                                               284,370
  Estimated merger costs, excluding Mission Resources' debt
     issuance costs.........................................     8,750
                                                              --------
                                                              $293,120
  Mission Resources' debt issuance costs....................     2,400
                                                              --------
Purchase price..............................................  $295,520
                                                              ========


ALLOCATION OF PURCHASE PRICE (IN THOUSANDS):


Current assets..............................................  $ 29,007
Other assets................................................     1,900
Properties and equipment including $4.1 million of
  unevaluated properties....................................   259,820
Goodwill....................................................    27,188
Intangible assets...........................................       285
Current liabilities.........................................   (25,080)
                                                              --------
                                                              $293,120
                                                              ========



     For financial accounting purposes, Bellwether allocated: $260 million of the purchase price to properties and equipment and $27 million to goodwill. The allocation to property and equipment was made based on the present value, discounted at 15%, of future net revenues attributable to estimated net proved reserves. Prices used in the allocation of property and equipment were the December 31, 2000 forward prices obtained from third-party sources and are as follows:

                         MISSION RESOURCES CORPORATION

                          NOTES TO UNAUDITED PRO FORMA
                         COMBINED FINANCIAL STATEMENTS


                                                              OIL PER BBL   GAS PER MCF
                                                              -----------   -----------
2001........................................................    $24.86         $6.49
2002........................................................    $22.84         $4.48
2003........................................................    $21.73         $3.87
2004........................................................    $21.30         $3.77
2005........................................................    $21.06         $3.77
2006........................................................    $20.82         $3.79
2007........................................................    $20.72         $3.83
2008........................................................    $20.72         $3.87
2009........................................................    $20.72         $3.92
2010........................................................    $20.72         $3.96
Thereafter..................................................    $20.72         $3.96



     Costs were escalated at 2.4% per annum. The balance of $27 million allocated to goodwill reflects the value of the anticipated benefits to Mission Resources of the merger. These benefits are described under "The
Merger -- Reasons for the Merger -- Bellwether."



     The purchase price allocation is subject to changes in:



     - the number of actual shares issued;



     - the fair value of Bargo's working capital and other assets and liabilities on the effective date; and



     - the actual merger costs incurred.



     These items will not be known until the effective date of the merger. Management does not believe the final purchase price allocation will differ materially from the estimated purchase price allocation.


(n) To reverse goodwill associated with Bargo's previous acquisitions, pursuant to the purchase method of accounting.


(o) To record the intangible asset equal to the value of experienced management resources brought to the company from Bargo. Such asset will be amortized over a period of 19 years.


(p) To record the reversal of the capitalized debt issuance costs related to Bellwether's and Bargo's debt facilities which will be retired in connection with the formation of Mission Resources. A new credit facility will be established (see footnote (q)).

(q) To record Mission Resources' debt issuance costs associated with the merger. Mission Resources' credit facility costs will be amortized over a period of three years (see footnote (i)).

(r) To net Bellwether's historical deferred income tax asset against Mission Resources' deferred income tax liability.

(s) To record the liabilities associated with estimated merger related costs, consisting primarily of investment banker fees and financing costs.

(t) To record the write-off of Bellwether's historical credit facility loan costs and the related tax effect. Such credit facility will be retired in connection with the formation of Mission Resources.

(u) To record additional monies borrowed by Bellwether in connection with the merger. Bellwether has received a commitment letter and a term sheet from J.P. Morgan Chase and BNP Paribas to loan up to $200 million to Mission Resources following the merger under a revolving credit facility.

                         MISSION RESOURCES CORPORATION

                          NOTES TO UNAUDITED PRO FORMA
                         COMBINED FINANCIAL STATEMENTS

(v) To record the incremental deferred income tax liability resulting from the basis allocated to the Bargo oil and gas properties in connection with the merger.

(w) To record the reversal of Bargo's owners' equity in accordance with the purchase method of accounting.

(x) To record the reversal of Bellwether's and Bargo's historical credit facility amortization because Mission Resources will be establishing a new credit line.

(y) To record certain Bargo oil and gas property divestitures during February 2001 as if the sales had occurred at December 31, 2000 for the unaudited pro forma combined balance sheet and January 1, 2000 for the unaudited pro forma combined statement of operations.

(z) To eliminate Bargo's deferred hedging costs that will not be recognized pursuant to the purchase method of accounting.

(aa) To adjust accounting and technology service fees paid to Novistar, a subsidiary of Torch, in connection with properties sold during the 4th quarter of 2000 as if the sale had occurred at the beginning of the year presented.

(bb) To record the prepaid asset related to the eighteen-month non-compete agreement between Mission and the Chairman and Chief Executive Officer of Bargo, assuming Mission Resources elects to make such payment and recognize the related twelve months of amortization.


(cc) To record goodwill associated with the acquisition of Bargo pursuant to the purchase method of accounting. Goodwill will be amortized over a period of 20 years.


UNAUDITED PRO FORMA SUPPLEMENTAL OIL AND NATURAL GAS DISCLOSURE

     The following tables set forth certain unaudited pro forma information concerning Mission Resources' proved oil and natural gas reserves at December 31, 2000, giving effect to the acquisition of Bargo and the Coles Levee divesture by Bargo as if it had occurred on January 1, 2000. There are numerous uncertainties inherent in estimating the quantities of proved reserves and projecting future rates of production and timing of development expenditures. The following reserve data represent estimates only and should not be construed as being exact. The proved oil and natural gas reserve information is as of December 31, 2000 and reflects prices and costs in effect as of such date.


RESERVES:



                                              BELLWETHER             BARGO         MISSION RESOURCES
                                           -----------------   -----------------   -----------------
                                             OIL       GAS       OIL       GAS       OIL       GAS
                                           (MBBL)    (MMCF)    (MBBL)    (MMCF)    (MBBL)    (MMCF)
                                           (000'S)   (000'S)   (000'S)   (000'S)   (000'S)   (000'S)
                                           -------   -------   -------   -------   -------   -------
                                                                                       PRO FORMA
Reserves at the beginning of period......  20,278    93,168     58,536   102,570    78,814   195,738
Revisions of previous estimates..........     411    (21,291)    1,296   (16,545)    1,707   (37,836)
Extensions and discoveries...............     617    18,418         15    6,251        632    24,669
Production...............................  (2,170)   (15,566)   (4,047)  (7,363)    (6,217)  (22,929)
Purchases/sales of reserves in-place.....      --        --    (21,556)  (8,833)   (21,556)   (8,833)
                                           ------    -------   -------   -------   -------   -------
Reserves at the end of period............  19,136    74,729     34,244   76,080     53,380   150,809
                                           ======    =======   =======   =======   =======   =======

                         MISSION RESOURCES CORPORATION

                          NOTES TO UNAUDITED PRO FORMA
                         COMBINED FINANCIAL STATEMENTS

STANDARD MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND NATURAL GAS RESERVES (AMOUNTS IN THOUSANDS):

                                                                                          MISSION
                                                           BELLWETHER       BARGO        RESOURCES
                                                           ----------     ----------     ----------
Future cash inflows......................................  $1,124,753     $1,614,376     $2,739,129
Future production costs..................................    (264,363)      (562,072)      (826,435)
Future income taxes......................................    (220,932)      (340,937)      (561,869)
Future development costs.................................     (64,469)       (32,455)       (96,924)
                                                           ----------     ----------     ----------
Future net cash flows....................................     574,989        678,912      1,253,901
10% discount factor......................................    (151,897)      (297,977)      (449,874)
                                                           ----------     ----------     ----------
Standardized measure of discounted cash flows............  $  423,092     $  380,935     $  804,027
                                                           ==========     ==========     ==========

CHANGES TO STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND NATURAL GAS RESERVES (AMOUNTS IN THOUSANDS):


                                                                                           MISSION
                                                              BELLWETHER      BARGO       RESOURCES
                                                              ----------     --------     ---------
Standardized measure at the beginning of year...............  $ 155,356      $389,311     $ 544,667
Sales, net of production costs..............................    (63,439)      (92,173)     (155,612)
Purchases/sales of reserves in-place........................     28,389            73        28,462
Net change in prices and production costs...................    352,068        64,751       416,819
Net change in income taxes..................................   (127,875)      (32,393)     (160,268)
Extensions, discoveries and improved recovery, net of future
  production and development costs..........................     56,283        37,874        94,157
Changes in estimated future development costs...............     (6,932)           --        (6,932)
Development cost incurred during the period.................     35,425         5,230        40,655
Revisions of quantity estimates.............................    (53,058)        1,711       (51,347)
Accretion of discount.......................................     17,019         6,551        23,570
Changes in production rates and other.......................     29,856            --        29,856
                                                              ---------      --------     ---------
Standardized measure at the end of year.....................  $ 423,092      $380,935     $ 804,027
                                                              =========      ========     =========

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION


                    AND RESULTS OF OPERATIONS OF BELLWETHER



     The following information should be read in conjunction with the consolidated financial statements of Bellwether and the notes to those statements and other financial information appearing elsewhere in the joint proxy statement/prospectus.



GENERAL



     Bellwether is an independent energy company primarily engaged in the acquisition, exploitation and development of and exploration for oil and gas properties. Since April 1997, Bellwether has employed a balanced growth strategy combining strategic acquisitions of producing properties with technology driven development and exploration drilling. As a result, Bellwether's results of operations have been significantly affected by its success in acquiring oil and gas properties and its ability to maintain or increase production through its development activities.



     In April 1997, Bellwether purchased oil and gas properties and $13.9 million of working capital from affiliates of Torch Energy Advisors Incorporated for an adjusted purchase price of $141.1 million ("Partnership Transactions"). The acquisition was recorded effective April 1, 1997 and the operations of Bellwether include the Partnership Transactions from that date. The Partnership Transactions were financed with $34.1 million of net proceeds of a common stock offering, $97.0 million net proceeds of 10 7/8% senior subordinated notes due 2007 and borrowings under a new credit facility. In addition, as consideration for advisory services Torch was issued 150,000 shares of Bellwether's common stock and a warrant, expiring in April 2002, to purchase 100,000 shares at $9.90 per share for advisory services rendered in connection with the Partnership Transactions. The warrant and shares were valued at $1.5 million and recorded as a cost of the Partnership Transactions.



     In order to facilitate greater comparability with its peer group by the financial community, Bellwether changed its fiscal year to the calendar year beginning January 1, 1998.



     Bellwether uses the full cost method of accounting for its investment in oil and gas properties. Under the full cost method of accounting, all costs of acquisition, exploration and development of oil and gas reserves are capitalized in a "full cost pool" as incurred. Oil and gas properties in the pool, plus estimated future expenditures to develop proved reserves and future abandonment, site reclamation and dismantlement costs, are depleted and charged to operations using the unit of production method based on the ratio of current production to total proved recoverable oil and gas reserves. To the extent that such capitalized costs (net of depreciation, depletion and amortization) exceed the discounted future net revenues on an after-tax basis of estimated proved oil and gas reserves, such excess costs are charged to operations. Once incurred, the writedown of oil and gas properties is not reversible at a later date even if oil and gas prices increase. Sharp declines in oil and gas prices, including further gas price decline subsequent to year end, and to a lesser extent, downward revision in estimated proved reserves resulted in a $73.9 million pretax impairment charge ($71.6 million after tax), in the fiscal year ended December 31, 1998. Prices used in computing the impairment were February 23, 1999 prices and were based on a NYMEX oil price of $12.48 per barrel and a NYMEX gas price of $1.71 per MMBTU, adjusted to the wellhead. No such write down was required for the years ended December 31, 1999 and 2000.]



FINANCING ACTIVITIES



     Bellwether's outstanding indebtedness totals $125.5 million at December 31, 2000, of which $100 million is attributable to the 10 7/8% senior subordinated notes while $25.5 million is outstanding under a senior revolving credit facility with an ultimate maturity date of August 2002.



     In April 1997, Bellwether entered into a senior revolving credit facility in an amount up to $90.0 million, with a borrowing base of $55.0 million, and a maturity date of November 5, 2003. Subsequent amendments reflecting the impact of property sales in 2000 reduced the borrowing base to $34.5 million at December 31, 2000. As of December 31, 2000, $25.5 million was outstanding under the credit facility. A February 2001 amendment reduced the credit facility to $40 million, increased the borrowing base to $35 million, and changed the maturity date to August 2002.

     Bellwether may elect an interest rate based either on a margin plus LIBOR or the higher of the prime rate or the sum of 0.5% of 1% plus the Federal Funds Rate. For LIBOR borrowings, the interest rate will vary from LIBOR plus 1.0% to LIBOR plus 3.5% based upon the borrowing base usage. The credit facility contains various covenants including certain required financial measurements for current and interest ratios and consolidated tangible net worth. As of December 31, 2000 Bellwether was in compliance with all debt covenants. In addition, the credit facility contains the following limitations:



     - Bellwether and its subsidiaries will not sell all or substantially all of their assets to another person,



     - none of Bellwether or its subsidiaries will incur additional indebtedness with the exception of permitted indebtedness,



     - the indebtedness of Bellwether's subsidiaries will not exceed 10% of consolidated tangible net worth (indebtedness from subsidiaries to Bellwether or guarantors is permitted),



     - none of Bellwether or its subsidiaries will make any restricted payments or restricted investments unless no default exists under the credit facility and all such restricted payments and investments made since closing do not exceed the sum of (A) $5 million plus (B) 25% consolidated net income (less 100% of losses) plus (C) net cash proceeds of non-redeemable stock, provided, there are no payments made on permitted subordinated debt prior to stated maturity.



     "Permitted indebtedness" means



     - debt outstanding under the credit facility on the date of the credit facility and secured by liens permitted under the credit facility,



     - subordinated debt approved by the banks,



     - intercompany debt,



     - negotiable instruments for collection in the ordinary course of business, and



     - additional formal debt not to exceed $3.0 million.



     In April 1997, Bellwether issued $100.0 million of 10 7/8% senior subordinated notes that mature April 1, 2007. Interest on the 10 7/8% senior subordinated notes is payable semi-annually on April 1 and October 1. The
10 7/8% senior subordinated notes contain certain covenants, including limitations on:



     - incurrence of debt,



     - other senior subordinated indebtedness,



     - restricted payments,



     - liens as well as restrictions,



     - disposition of proceeds of asset sales,



     - mergers, and



     - consolidations or sales of assets.



Additionally, the 10 7/8% senior subordinated notes require Bellwether to offer to purchase the 10 7/8% senior subordinated notes in the event of a change of control.



     Effective September 22, 1998, Bellwether entered into an eight and one half year interest rate swap agreement with a notional value of $80 million. Under the agreement, Bellwether receives a fixed interest rate and pays a floating interest rate based on the simple average of three foreign LIBOR rates. Floating rates are redetermined for a six month period each April 1 and October 1. Through April 1, 2002, the floating rate is capped at 10.875% and capped at 12.375% thereafter. The floating rate for the period from October 1, 2000 to April 1, 2001 is 10.875%. This interest swap is currently accounted for as a hedge.

LIQUIDITY AND CAPITAL RESOURCES



     Bellwether's principal sources of capital for the last three years been the sale of non-core properties, borrowings under bank credit facilities and cash flow from operations. Non-core property divestitures in the year 2000 realized net proceeds of approximately $46.0 million. Most sales were completed during the fourth quarter of 2000. Borrowings from banks were $25.5 million, $30.0 million, and $4.9 million at the end of fiscal years 2000, 1999, and 1998, respectively. At December 31, 2000, available debt capacity under the credit facility, after netting $7.4 million in outstanding letters of credit, was $1.6 million. As the 10 7/8% senior subordinated notes mature in November 2007 and the credit facility matures in August 2002, Bellwether has no debt repayment obligation within the next twelve months. Cash flow from operations before changes in assets and liabilities totaled $62.6 million, $30.8 million and $30.4 million for the fiscal years 2000, 1999, and 1998, respectively. Cash flow from operations before changes in working capital for the fiscal year 2000 was significantly impacted by increases in the average prices received for oil and gas production as compared to previous periods. Bellwether's commodity hedges would have reduced future cash flows by $33.1 million at December 31, 2000; however the actual settlement of such hedges will increase or decrease cash flows over the period of the hedges.



     Bellwether's primary uses of capital have been to fund acquisitions and to fund its exploration and development projects. Acquisitions, net of working capital acquired, totaled $7.1 million, $25.9 million, and $9.6 million for the fiscal years 2000, 1999, and 1998, respectively. Approximately $2.0 million of acquisition costs in the year 2000 related to the Tiguino field in Ecuador. Bellwether's expenditures for exploration, including unproved property acquisitions, and development of its oil and gas properties totaled $81.3 million, $30.9 million and $30.6 million, for the fiscal years 2000, 1999, and 1998, respectively. Development activities in Ecuador accounted for approximately $10.0 million of expenditures in the year 2000. Under Bellwether's contract for production of oil in the Charapa field of Ecuador, Bellwether is required to execute a three year $12 million minimum investment program.



OUTLOOK



     Bellwether adopted an $82.9 million capital budget for the year ending December 31, 2001 with $52.1 million for acquisitions, $20.0 million for domestic exploration and development, and $10.7 million for development in Ecuador. This budget is under review in conjunction with the proposed merger with Bargo. Bellwether believes its working capital and net cash flows provided by operating activities are sufficient to meet the exploration and development plans. At December 31, 2000, $1.6 million was available for borrowing under the credit facility, as amended in February 2001. Bellwether is continuously reviewing acquisition opportunities and has the goal of concluding one or more acquisitions during 2001. Acquisitions will be funded through additional borrowings under the credit facility, borrowings under a new facility and/or the issuance of securities.



     On January 25, 2001, Bellwether announced plans to merge with Bargo Energy Company. Contemporaneously with the merger, Bellwether proposes to increase its authorized common stock to 65.0 million shares and amend its 1996 Stock Incentive Plan to increase the number of shares reserved for issuance under the plan by 2.5 million shares. Under the merger agreement, Bargo shareholders will receive a combination of cash and Bellwether common stock. The merger is conditioned upon its receiving the approval of Bellwether's shareholders and Bargo's shareholders. The merger will be accounted for using the purchase method of accounting. Bellwether has received a commitment letter and a term sheet from J.P. Morgan Chase and BNP Paribas to loan up to $200 million to Bellwether following the merger under a revolving credit facility. Bellwether's management believes the merger is, among other things, in accordance with Bellwether's long-term strategy of growth through acquisitions, will create a larger company with more liquidity in its common stock and more financial flexibility, will strengthen Bellwether's management team, and will add significantly to Bellwether's production. Bellwether anticipates the merger will result in a cost savings of approximately $4.0 million per year. The merging of the two companies into one office location will reduce costs immediately. Key service providers, such as reserve engineers, information systems and financial outsourcers, external auditors and tax providers, attorneys and insurers, will be able to serve the larger combined company at lower cost than the two small companies separately.

     Bellwether's results of operations and cash flow are affected by changing oil and gas prices. Changes in oil and gas prices often result in changes in the level of drilling activity, which in turn adjusts the demand for and cost of exploration and development. Thus, increased prices may generate increased revenue without necessarily a corresponding increase in profitability while declining prices almost always have a negative impact on profitability. These industry market conditions have been far more significant determinants of Bellwether earnings than have macroeconomic factors such as general inflation, which has had only minimal impact on Bellwether activities in recent years. It is impossible to predict the precise effect of changing prices and inflation on future Bellwether operations, and no assurance can be given as to Bellwether's future success at reducing the impact of price changes in Bellwether's operating results.



RESULTS OF OPERATIONS



     The table below recaps the major components of financial and operating performance to be discussed (amounts in thousands, except average prices and per BOE measures):



                                                                   YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                2000        1999         1998
                                                              --------     -------     --------
Oil and gas revenues -- US..................................  $107,938     $68,264     $ 73,652
Oil revenues -- Ecuador.....................................     4,315          --           --
Gas plant revenues..........................................     6,070       3,830        3,170
Interest and other..........................................       957       1,335        1,347
                                                              --------     -------     --------
         Total revenue......................................   119,280      73,429       78,169
Production expenses -- US...................................    27,694      21,515       25,381
Production expenses -- Ecuador..............................     2,815          17           --
Transportation costs........................................       270         316          435
Gas plant expenses..........................................     2,677       2,366        1,967
Depreciation, depletion and amortization -- US..............    31,909      23,863       39,688
Depreciation, depletion and amortization -- Ecuador.........       745          --           --
Impairment expense..........................................        --          --       73,899
Disposition of hedges.......................................     8,671          --           --
General and administrative expenses.........................     9,138       7,848        8,459
Interest expense............................................    15,375      11,845       11,660
Income tax benefit..........................................   (12,222)     (3,154)      (6,069)
                                                              --------     -------     --------
Net income (loss)...........................................  $ 32,208     $ 8,813     $(77,251)
                                                              ========     =======     ========
Production
  Oil and condensate (MBbls) -- US..........................     2,206       2,080        2,297
  Oil and condensate (MBbls) -- Ecuador.....................       174          --           --
  Natural gas (MMcf)........................................    20,478      18,965       21,302
  Gas equivalent (MMCFE)....................................    34,758      31,445       35,084
  Oil equivalent (MBOE).....................................     5,793       5,241        5,847
Average sales price, including the effect of hedges
  Oil and condensate (per Bbl) -- US........................  $  20.53     $ 12.84     $  11.75
  Oil and condensate (per Bbl) -- Ecuador...................  $  24.80     $    --     $     --
  Natural gas (per Mcf).....................................  $   3.06     $  2.19     $   2.19
Average sales price, excluding the effect of hedges
  Oil and condensate (per Bbl) -- US........................  $  24.40     $ 14.48     $  11.44
  Oil and condensate (per Bbl) -- Ecuador...................  $  24.80     $    --     $     --
  Natural gas (per Mcf).....................................  $   3.84     $  2.22     $   2.06
Average production expenses per BOE -- US...................  $   4.93     $  4.11     $   4.34
Average production expenses per BOE -- Ecuador..............  $  16.18            (1)          (1)
Average general and administrative expenses per BOE.........  $   1.58     $  1.50     $   1.45
Average depletion rate per BOE -- US........................  $   5.40     $  4.32     $   6.59
Average depletion rate per BOE -- Ecuador...................  $   4.28            (1)          (1)


---------------


(1)There was no Ecuador production in 1999 and 1998

     Operations of the gas plant and the gathering system are summarized as follows:



                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               2000     1999     1998
                                                              ------   ------   ------
Plant product sales volume (MBbls)..........................     257      241      254
Average product sales price per barrel......................  $20.31   $12.93   $10.19



  Year Ended 2000 Compared to Year Ended 1999



     Net income for the year ended December 31, 2000 was $32.2 million, or $2.27 per share on a diluted basis, while net income for the year ended December 31, 1999 was $8.8 million, or $.63 per share on a diluted basis. Significant increases in oil and gas prices are primarily responsible for the improvement, but increased production has also played a role.



     Oil and gas revenues were $112.3 million in the year ended December 31, 2000, as compared to $68.3 million for the respective period in 1999. Oil revenues increased to $49.6 million for the year 2000 from $26.7 million for the year 1999. Domestic oil revenues benefited from the 60% increase in realized prices from $12.84 in 1999 to $20.53 in 2000. Improved domestic oil production was primarily due to new wells in the Big Island field in Southwest Louisiana and Eugene Island in the Gulf of Mexico. Sales of 174,000 barrels of Ecuadorian production, primarily from the Tiguino field, at an average price of $24.80 per barrel, accounted for the remainder of the oil revenue increase. Total oil production was 2,380,000 barrels during the year ended December 31, 2000 compared to 2,080,000 barrels for the year ended December 31, 1999.



     Gas revenues increased 51% from $41.6 million in 1999 to $62.7 million reported in 2000. Again, prices accounted for a large portion of the increase. Realized gas prices averaged $3.06 per mcf, or 40% higher, in the year ended December 31, 2000 as compared to $2.19 in the year ended December 31, 1999. Gas production was up 8% compared to the previous year with 20,478 MMcf and 18,965 MMcf in the years 2000 and 1999, respectively. The production increases were primarily due to continued exploration and development in the Cove field in Texas and some Gulf of Mexico fields. Additionally, the Big Island field in Southwest Louisiana, an exploratory success in 2000, also contributed gas production. Bellwether's Ecuador properties do not produce gas.



     The realized prices discussed above include the impact of oil and gas hedges. A decrease of $24.5 million related to hedge activity was reflected in oil and gas revenues for the year 2000, while a decrease in oil and gas revenues of $4.0 million was reflected for the previous year. For the year 2000, approximately 80% of domestic oil production and 73% of domestic gas production was hedged. Ecuadorian oil production was not hedged.



     Bellwether entered into a gas swap for $4.60 per Mcf on 15,000 Mcf per day of production from November 2000 through October 2001. This offsets the hedges previously existing on forecast production that was sold in late 2000. The non-cash loss of $8.7 million was recognized in the fourth quarter of 2000 related to the $4.60 swap.



     Gas plant revenues were $6.1 million in 2000, compared to $3.8 million in 1999. Contributing to this increase was a 57% increase in average realized plant liquid prices. Gas plant expense increased from $2.4 million in 1999 to $2.7 million in the year 2000, or 13%. Such increase is small when compared to the 61% increase in revenues. While Snyder Gas Plant costs for purchased natural gas increased along with commodity prices, the Diamond M plant's gas purchase costs decreased in proportion to revenues. One of the gas plant partners, which also provides significant quantities of gas to the plant, elected to take its reimbursement in-kind, receiving a share of the products.



     Production expenses for the year 2000 totaled $30.5 million, as compared to $21.5 million in the year 1999. On a barrel equivalency basis, production expenses were $5.27 per BOE in 2000 and $4.11 per BOE in 1999. Ecuadorian operations, which started in late 1999, account for $2.9 million, or $0.49 per BOE, of this increase. Most of the Ecuadorian field expenses are non-recurring, including repair and maintenance of production facilities and replacement of downhole pumps. Production taxes are included in this production expense category and are calculated as a percentage of revenue in many areas; therefore, they have increased with the increase in realized prices, contributing $0.28 per BOE. Price inflation has impacted many items like fuel, contract labor, and specialized services. Finally, the year 2000 included a number of workovers and maintenance projects in order to boost production levels in this period of high prices. Transportation costs were not significant in either 2000 or 1999.



     Depreciation, depletion and amortization increased 37% to $32.7 million in 2000 versus $23.9 million in 1999. Depletion of the Ecuadorian full cost pool for this year was $745,000. Improvements in domestic production in the year 2000 increased the absolute amount of depreciation, depletion and amortization, but accelerated capital expenditures caused a $0.99 increase in the per BOE rate. Total Bellwether depreciation, depletion and amortization per BOE was $5.37 and $4.32 for the years ended December 31, 2000 and 1999, respectively.



     General and administrative expenses totaled $9.1 million in the year ended December 31, 2000 as compared to $7.8 million in the year ended December 31, 1999. Significantly lower than normal outsourcing costs in 1999 contributed to the difference. Management fees were $2.9 million in 1999 and $4.7 million in 2000. Prior to October 1999, Bellwether was charged a management fee based upon a specified percentage of the average book value of Bellwether's total assets, excluding cash, plus a percentage of operating cash flows. Due to the $73.9 million impairment charge in December 1998, Bellwether's total assets and resulting percentage of such assets was reduced. In October 1999, Bellwether became party to a new Master Services Agreement and six specific contracts, which covered comparable outsourcing services to those contained in the 1999 contract. The new contracts have varying terms and fees, but under the contracts overall management fees have increased to levels similar to 1998 management fee levels.



     Other significant items in general and administrative expenses include a $1.7 million charge in 1999 due to a change in management and a $849,000 non-cash charge in 2000 required due to the difference between exercise and grant date prices on options awarded to Bellwether's president.



     Interest expense increased 30% to $15.4 million for the year ended December 31, 2000 from $11.8 million in the year ended December 31, 1999. Increased interest rates and higher borrowings outstanding during the period resulted in the increase. Although outstanding debt of $125.5 million at December 31, 2000 is lower than the $130.0 million outstanding at December 31, 1999, most of the $30.0 million credit facility borrowings in 1999 were incurred in the latter half of the year, whereas borrowings during 2000 reached maximums of $40.9 million. Additional expenses of $705,000 incurred in conjunction with the credit facility amendments were also charged to interest expense in 2000.



     At December 31, 1999, Bellwether had a tax valuation allowance of $19.8 million against its deferred tax assets. A portion of the valuation allowance was recognized in 1999. As of March 31, 2000, Bellwether determined that it was more likely than not that the deferred assets would be realized, based upon current projections of taxable income due to higher commodity prices, and the valuation allowance was removed. At December 31, 2000, Bellwether believes it is more likely than not that the entire deferred asset will be realized.



 Year Ended 1999 Compared to Year Ended 1998



     Net income for the year ended December 31, 1999 was $8.8 million, or $0.63 per share on a diluted basis, while the year ended December 31, 1998 resulted in a loss of $77.3 million, or $5.50 per share on a diluted basis. The loss in 1998 was due to a $73.9 million impairment charge resulting from Bellwether's capitalized cost exceeding the discounted future net revenues on an after-tax basis of estimated proved oil and gas reserves.



     Oil and gas revenues were $68.3 million for the year ended 1999, as compared to $73.7 million of oil and gas revenues for the year ended 1998. While oil and gas volumes were down approximately 9% in 1999 compared to 1998, oil prices were 10% higher in 1999. Oil prices increased from $11.75 per barrel in 1998 to $12.84 in 1999. While gas prices were weak in the first few months in 1999, gas prices recovered in the fourth quarter of 1999. As a result of natural gas and crude oil hedging activities, oil and gas revenues were reduced by $4 million in 1999 and were increased by $3.6 million in 1998.



     The production declines were attributable to normal declines in Bellwether's Gulf of Mexico properties. This decline was somewhat halted by the acquisition of additional Gulf of Mexico properties in July and the November acquisition of Southeast New Mexico properties.

     Gas plant revenues were $3.8 million in the year ended December 31, 1999, an increase of 19% from $3.2 million of gas plant revenues reflected in the year ended December 31, 1998. The increase is due to a 27% increase in plant liquid prices. Gas plant expenses were $2.4 million in the year ended December 31, 1999 as compared to $2.0 million during the year ended December 31, 1998. The increase in expenses is attributable to periodic plant maintenance.



     Production expenses for fiscal 1999 totaled $21.5 million, as compared to $25.4 million in fiscal 1998. On a BOE basis, production expenses were $4.11 per BOE in 1999 as compared to $4.34 per BOE in 1998. The primary reason for the decreased costs was the sale of $2.9 million of non-core assets. These assets had minimal production expenses, but high lease operating and workover expenses. Transportation costs were not significant in 1999 or 1998.



     Depreciation, depletion and amortization decreased 40% to $23.9 million in 1999 versus $39.7 million in 1998. Such decrease was attributable to the lower book basis due to the 1998 impairment. To the extent that capitalized costs (net of depreciation, depletion and amortization) exceed the discounted future net revenues on an after-tax basis of estimated proved oil and gas reserves, such excess costs are charged to operations as an impairment. Sharp declines in oil and gas prices, including further gas price declines subsequent to year end, and to a lesser extent, downward revision in estimated proved reserves resulted in a $73.9 million pretax impairment charge ($71.6 million after tax), in the fiscal year ended December 31, 1998. February 23, 1999 prices used in computing the impairment were based on a NYMEX oil price of $12.48 per barrel and a NYMEX gas price of $1.71 per MMBTU, adjusted to the wellhead.



     General and administrative expenses decreased in 1999 to $7.8 million from $8.5 million in 1998. A decrease in outsourcing costs from $4.0 million to $2.9 million was the major contribution to this decline. Until October 1999, Bellwether was charged an outsourcing fee, which was based upon a specified percentage of the average book value of Bellwether's total assets, excluding cash, plus a percentage of operating cashflows. Due to the $73.9 million impairment charge mentioned above, Bellwether's total assets and resulting percentage of such assets was reduced. Additionally, the 1998 period included costs related to the closing of Bellwether's Dallas exploration office in March 1998 and certain transition costs related to the change of Bellwether's 1997 fiscal year. Partially offsetting such decreases was $1.7 million in severance costs incurred in the third quarter of 1999 due to Bellwether's management change. General and administrative expenses on a barrel of oil equivalent basis increased from $1.45 per equivalent BOE in 1998 to $1.50 per equivalent BOE in 1999.



     A refund on 1998 taxes was received in 1999. The refund resulted from higher than anticipated dry hole and expired lease charges in 1998. For the year ended December 31, 1999, due to increased future net reserves, Bellwether recognized a portion of the deferred tax asset previously offset by a valuation allowance.



     Interest expense increased to $11.8 million for the year ended December 31, 1999 from $11.7 million in the year ended December 31, 1998.



OTHER MATTERS



 Dividends



     At present, there is no plan to pay dividends on the common stock. Certain restrictions contained in Bellwether's outstanding 10 7/8% senior subordinated notes and credit facility limit the amount of dividends which may be declared. Bellwether maintains a policy, which is subject to review from time to time by the board of directors, of reinvesting its discretionary cash flows for the continued growth of Bellwether.



 Gas Balancing Positions



     It is customary in the industry for various working interest partners to sell more or less than their entitled share of natural gas production. Bellwether uses the sales method of accounting for gas imbalances. Under this method, gas sales are recorded when revenue checks are received or are receivable on the accrual basis. The settlement or disposition of gas balancing positions as of December 31, 2000 is not anticipated to adversely impact the financial condition of Bellwether.

  Derivative Financial Instruments



     Bellwether periodically uses derivative financial instruments to manage oil and gas price risk and interest rate risk. For purposes of its hedging activities, Bellwether divides product price risks into two categories, fluctuations in the price of oil and gas on the NYMEX and fluctuations in the difference between NYMEX prices and the price actually received by Bellwether for its production (referred to as "basis differential"). From time to time Bellwether enters into swap transactions in which Bellwether agrees to pay a fixed price and the counter party to the swap agrees to pay a NYMEX based price.



     Effective September 22, 1998, Bellwether entered into an eight and a half-year interest rate swap agreement with a notational value of $80 million. Under the agreement, Bellwether receives a fixed interest rate and pays a floating interest rate based on the simple average of three foreign LIBOR rates. Floating rates are redetermined for a six-month period each April 1 and October
1. Through April 2002 the floating rate is capped at 10.875% and capped at 12.375% thereafter. The floating rate for the period from October 1, 2000 to April 1, 2001 is 10.875%, which is the cap. If rates were to drop below the cap by 10%, Bellwether's interest costs in the next period would decrease about $44,000.



 New Accounting Pronouncements



     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes standards of accounting for and disclosures of derivative instruments and hedging activities. As amended, this statement is effective for fiscal quarters beginning after January 1, 2001. Bellwether has reviewed its operations for and documented all hedge transactions in accordance with this pronouncement. All of Bellwether's commodity derivative instruments, with the exception of those causing the $8.7 million loss recognized in the fourth quarter of 2000, qualify for treatment as hedges. Beginning January 1, 2001, Bellwether will record the fair value of commodity hedges as current assets or liabilities, with the offsetting amount of $33.1 million in other comprehensive income. Earnings will only be impacted as hedge transactions are satisfied or to the extent that a hedge proves to be ineffective. Bellwether's interest rate swap, however, will not be designated for hedge accounting under the new pronouncement. At January 1, 2001, a long-term liability will be recorded for $4.4 million, the fair value of the swap, with a corresponding charge to income due to this change in accounting principle. Quarterly adjustments will be made in order to reflect changes in the fair value of the swap.



MARKET RISK DISCLOSURE; HEDGING



     Bellwether is exposed to market risk, including adverse changes in commodity prices and interest rates.



     Commodity Price Risk. Bellwether produces and sells crude oil, natural gas and natural gas liquids. As a result, Bellwether's operating results can be significantly affected by fluctuations in commodity prices caused by changing market forces. Bellwether periodically seeks to reduce its exposure to price volatility by hedging its productions through swaps, options and other commodity derivative instruments. Bellwether uses hedge accounting for these instruments, and settlements of gains or losses on these contracts are reported as a component of oil and gas revenues and operating cash flows in the period realized.



     Bellwether entered into a gas swap for $4.60 per Mcf on 15,000 Mcf per day of production from November 2000 through October 2001. This offsets hedges previously existing on forecast production that was sold in late 2000. A non-cash loss of $8.7 million was recognized in the fourth quarter 2000 related to the $4.60 swap, along with a related current liability. The liability will be relieved monthly as the swap is settled. By December 31, 2000, the liability had been reduced to $7.5 million.

     The following tables detail Bellwether's hedges of future production which were in place at December 31, 2000. The oil hedge was transacted in August 2000. All gas hedges were entered into before March 2000.



 Oil Hedges



                                                                             NYMEX     NYMEX
                                              BBLS                           PRICE     PRICE
PERIOD                                       PER DAY   TOTAL BBLS    TYPE    FLOOR    CEILING
------                                       -------   ----------   ------   ------   -------
January 2001-December 2001.................   1,500     547,500     Collar   $24.00   $30.00



  Gas Hedges



                                                                            NYMEX    NYMEX
                                               MCF                          PRICE    PRICE
PERIOD                                       PER DAY   TOTAL MCF    TYPE    FLOOR   CEILING
------                                       -------   ---------   ------   -----   -------
January 2001-March 2001....................  25,000    2,250,000   Collar   $2.30    $3.37
April 2001-October 2001....................  35,000    7,490,000   Collar   $2.30    $2.92



     The fair value at December 31, 2000 of these swap agreements was a loss of $33.1 million. A 10% increase or decrease in oil and gas prices would have a $6 million impact in the fair value. These energy swap agreements expose Bellwether to counterparty credit risk to the extent the counterparty is unable to meet its monthly settlement commitment to Bellwether.



     Interest Rate Risk. Bellwether may enter into financial instruments such as interest rate swaps to manage the impact of changes in interest rates. Effective September 22, 1998, Bellwether entered into an eight and a half-year interest rate swap agreement with a notional value of $80 million. Under the agreement, Bellwether receives a fixed interest rate and pays a floating interest rate, subject to a cap, based on the simple average of three foreign LIBOR rates. Floating rates are redetermined for a six-month period each April 1 and October 1. This agreement is not held for trading purposes. The swap provider is a major financial institution, and Bellwether does not anticipate non-performance by the provider.



     Bellwether's exposure to changes in interest rates primarily results from short term changes in the LIBOR rates. A 10% decrease in the floating LIBOR rates would have the effect of decreasing interest costs to Bellwether by $872,500 per year. A 10% increase in the floating LIBOR rates would have no impact since any increase at this time is capped at 10.875%.

                          INFORMATION ABOUT BELLWETHER



OVERVIEW



     Bellwether is an independent energy company engaged in the acquisition, exploitation, development, exploration and production of oil and gas properties. Bellwether's core areas of activity are the Texas/Louisiana Gulf Coast, both onshore and offshore, southeastern New Mexico, and West Texas. At December 31, 2000, Bellwether's estimated net proved reserves, using constant prices which were in effect at such date, totaled 17.5 MMBbl of oil, 1.7 MMBbl of NGL, and 75 Bcf of natural gas for a total of 31.6 MBOE. On an equivalency basis, approximately 39% of Bellwether's estimated net proved reserves were natural gas and approximately 77% of the reserves were developed at such date. In addition to its leasehold interests, Bellwether has interests in natural gas processing plants in California and West Texas.



     The Company is party to a Master Service Agreement dated October 1, 1999, ("Master Service Agreement") and six specific contracts ("Contracts") which require Torch Energy Advisors, Inc. ("Torch") to administer certain activities of the Company including oil and gas marketing, operation of oil and gas properties, land functions, accounting, risk management, legal and information technology. The Master Services Agreement may be terminated by the Company upon 90 days prior notice, subject to a fee based on the remaining terms of the Contracts. The Contracts have initial terms ranging from two to five years. Neither the Master Service Agreement nor the Contracts may be terminated by Torch prior to the expiration of their initial terms. The various Contracts have annual fees ranging from fixed and variable amounts of $0.6 million to $3.0 million plus fees based upon percentages of production ranging from 1/2% to 2%, depending on the product.



     In order to facilitate greater comparability with its peer group by the financial community, Bellwether changed its fiscal year to the calendar year, beginning January 1, 1998. This resulted in a six-month transition period of July 1, 1997 through December 31, 1997.



OIL AND GAS ACTIVITIES



     In 1987 and 1988, Bellwether merged with two independent oil and gas companies owned by institutional investors and managed by Torch Energy Advisors Incorporated. Since those mergers, Bellwether has operated under agreements, pursuant to which Bellwether outsources certain administrative functions to Torch.



     In April 1997, Bellwether acquired oil and gas properties and $13.9 million of working capital from affiliates of Torch for $141.1 million after purchase price adjustments. Bellwether financed this transaction and related fees, with $34.1 million net proceeds of a common stock offering, $97.0 million net proceeds of $100.0 million offering of 10 7/8% senior subordinated notes and advances under a new credit facility. In addition, as consideration for advisory services, Torch was issued 150,000 shares of Bellwether's common stock and a warrant, expiring in April 2002, to purchase 100,000 shares of common stock at $9.90 per share. The warrant and shares were valued at $1.5 million and recorded as a cost of the this transaction.



     In December 1998, Bellwether was the successful bidder for the Charapa field in Ecuador and, as a result, Bellwether was awarded a contract for production and exploration of crude oil in the Charapa field. The contract provides Bellwether with approximately 45% of the crude oil produced above the base production curve. The base production curve is defined as the production profile of the crude oil projected by the Ecuadorian government hydrocarbons' subsidiary. Bellwether is also entitled to recoup lease operating expenses associated with the base production. Bellwether took over operations of the field in January 2000. In February 2000, Bellwether took over operations of another Ecuadorian field, the Tiguino field. The contract with the government is similar for both fields. A Bellwether subsidiary operates the field on behalf of Petroleos Colombianos, which had been granted a 25% interest and operatorship by the Ecuadorian government. Bellwether negotiated with Petroleos Colombianos and other interest owners and by July 2000 had increased its interest to 70% and had been assigned the field operatorship. Agreements transferring ownership and operatorship in the Tiguino field have been signed by all parties, but the final government approval of the transaction has not yet been obtained. Such approval is necessary for the agreements to be accepted in Ecuador. Bellwether has received a legal opinion that it is legally entitled to 70% of production from the field and has also received confirmation that the government has never failed to approve similar assignments.

     During 2000, after substantial analysis of its property portfolio in 1999, Bellwether began divesting of several non-core properties. The high oil and gas prices during 2000 created a favorable market for such properties. By December 31, 2000, Bellwether had sold approximately 6.4 MMBOE, or 17%, of its beginning of the year reserves, for gross proceeds of approximately $49 million.



BUSINESS STRATEGY



     Bellwether is committed to achieving outstanding performance in all areas of Bellwether's business to maximize profits and shareholder return. This goal will be pursued through the following business strategy:



     - Bellwether believes that acquiring oil and gas reserves using cash and/or stock as the transaction currency is the most effective way to increase shareholder value in the next one to two years. Bellwether believes that this strategy will allow it to add attractively priced reserves, further improve the quality of its property portfolio, and achieve economies of scale in production operations, and improve exposure in the financial markets. Once a company or a property has been acquired, Bellwether immediately employs an aggressive exploitation program to increase production, reduce operating costs and develop low risk exploration opportunities.



     - Bellwether will enhance its competitive position by focusing its activities within core geographic areas where it has significant existing assets and infrastructure, superior technical expertise and experience, a technical/operational database and demonstrated business know-how. Bellwether's current core areas are the Texas-Louisiana Gulf Coast, both onshore and offshore, and southeastern New Mexico. Bellwether may seek to establish additional core areas in the future that are complementary to its strategy.



     - In order to maintain a competitive cost structure and to increase efficiency, Bellwether will continuously seek to reduce cost, operating capital and overhead. In this regard, Bellwether outsources certain non-strategic functions, and monitors the costs and benefits of those outsourced activities to ensure that maximum value is being received. Additionally, Bellwether will regularly review its property base to identify non-core and lower margin assets. Those assets will be divested to allow redeployment of capital to more profitable activities, or to reduce outstanding debt.



     - Bellwether will increase efficiency, establish greater control and enhance economic impact by increasing its holdings in higher value properties that are operated by Bellwether. This objective will be a principal criteria in the execution of its acquisition and divestiture strategies. Additionally, Bellwether's exploration and exploitation programs will focus on internally generated prospects.



     - Bellwether will seek to improve its success rates and reduce its finding and operating costs by employing state of the art technology in its exploration, development and operating activities. Its exploration and development program will utilize 3-D seismic evaluation, sophisticated seismic processing and modeling tools and computer aided exploration and development systems. Operationally, Bellwether will employ horizontal drilling, enhanced recovery methods and advanced completion and production techniques where they are cost effective.



     - Bellwether utilizes interdisciplinary teams composed of geologists, geophysicists and engineers in the generation and evaluation of acquisition, exploration and exploitation investment opportunities. Through this approach Bellwether will maximize the identification and quantification of opportunities and reduce risk through the application of complementary experience, know-how and technology.



MARKETS



     Bellwether's ability to market oil and gas from Bellwether's wells depends upon numerous domestic and international factors beyond Bellwether's control, including:



     - the extent of domestic production and imports of oil and gas,



     - the proximity of gas production to gas pipelines,



     - the availability of capacity in such pipelines,

     - the demand for oil and gas by utilities and other end users,



     - the availability of alternate fuel sources,



     - the effects of inclement weather,



     - state, federal and international regulation of oil and gas production, and



     - federal regulation of gas sold or transported in interstate commerce.



     No assurances can be given that Bellwether will be able to market all of the oil or gas produced by Bellwether or that favorable prices can be obtained for the oil and gas Bellwether produces. Bellwether from time to time may enter into crude oil and natural gas price swaps or other similar hedge transactions to reduce its exposure to price fluctuations.



     In view of the many uncertainties affecting the supply of and demand for oil, gas and refined petroleum products, Bellwether is unable to predict future oil and gas prices and demand or the overall effect such prices and demand will have on Bellwether. The marketing of oil and gas by Bellwether can be affected by a number of factors, which are beyond Bellwether's control, the exact effects of which cannot be accurately predicted.



     Sales to Torch Co-Energy LLC accounted for approximately 24%, 22% and 28% of fiscal year 2000, 1999 and 1998 oil and gas revenues, respectively. The contract with Torch Co-Energy is for an initial three-year term from December 1996 and is renewable month to month after such term. It provides for payment of index pricing (tied to Inside FERC postings) less gathering and transportation charges to point of delivery. Sales to Valero Industrial Gas, L.P. accounted for 18% of fiscal 1997 revenues and are based upon a month to month contract (initial term of contract ended in May 1998 with month to month renewals) which provides for index pricing less gathering, dehydration and other transportation type fees. There are no other significant delivery commitments and substantially all of Bellwether's U.S. oil and gas production is sold at market responsive pricing through a marketing affiliate of Torch. Bellwether's Ecuadorian crude oil was sold to YPF in the year 2000 and accounted for approximately 4% of the total Bellwether oil and gas revenue for the year. Management of Bellwether does not believe that the loss of any single customer or contract would materially affect Bellwether's business.



REGULATION



 Federal Regulations



     Transportation of Gas. Bellwether's sales of natural gas are affected by the availability, terms and cost of transportation. The rates, terms and conditions applicable to the interstate transportation of gas by pipelines are regulated by the Federal Energy Regulatory Commission under the Natural Gas Act, as well as under section 311 of the Natural Gas Policy Act. Since 1985, the FERC has implemented regulations intended to increase competition within the gas industry by making gas transportation more accessible to gas buyers and sellers on an open-access, non-discriminatory basis.



     FERC has announced several important transportation-related policy statements and rule changes, including a statement of policy and final rule issued February 25, 2000, concerning alternatives to its traditional cost-of-service rate-making methodology to establish the rates interstate pipelines may charge for their services. The final rule revises FERC's pricing policy and current regulatory framework to improve the efficiency of the market and further enhance competition in natural gas markets.



     Sales and Transportation of Oil. Sales of oil and condensate can be made by Bellwether at market prices and are not subject at this time to price controls. The price that Bellwether receives from the sale of these products will be affected by the cost of transporting the products to market. FERC regulations governing the rates that may be charged by oil pipelines by use of an indexing system for setting transportation rate ceilings. In certain circumstances, the new rules permit oil pipelines to establish rates using traditional cost of service and other methods of rate making.

     Legislative Proposals. In the past, Congress has been very active in the area of gas regulation. In addition, there are legislative proposals pending in the state legislatures of various states, which, if enacted, could significantly affect the petroleum industry. At the present time it is impossible to predict what proposals, if any, might actually be enacted by Congress or the various state legislatures and what effect, if any, such proposals might have on Bellwether's operations.



     Federal, State or Indian Leases. In the event Bellwether conducts operations on federal, state or Indian oil and gas leases, such operations must comply with numerous regulatory restrictions, including various nondiscrimination statutes, and certain of such operations must be conducted pursuant to certain on-site security regulations and other appropriate permits issued by the Bureau of Land Management or, in the case of Bellwether's outer continental shelf leases in federal waters, Minerals Management Service or other appropriate federal or state agencies. Bellwether's outer continental shelf leases in federal waters are administered by the Mineral Management Service and require compliance with detailed Mineral Management Service regulations and orders. The Mineral Management Service has promulgated regulations implementing restrictions on various production-related activities, including restricting the flaring or venting of natural gas. Under certain circumstances, the Mineral Management Service may require any company operations on federal leases to be suspended or terminated. Any such suspension or termination could materially and adversely affect Bellwether's financial condition and operations. On March 15, 2000, the Mineral Management Service issued a final rule effective June 2000, which amends its regulations governing the calculation of royalties and the valuation of crude oil produced from federal leases. Among other matters, this rule amends the valuation procedure for the sale of federal royalty oil by eliminating posted prices as a measure of value and relying instead on arm's length sales prices and spot market prices as market value indicators. Because Bellwether sells its production in the spot market and, therefore, pays royalties on production from federal leases, it is not anticipated that this final rule will have any substantial impact on Bellwether.



     The Mineral Leasing Act of 1920 prohibits direct or indirect ownership of any interest in federal onshore oil and gas leases by a foreign citizen of a country that denies "similar or like privileges" to citizens of the United States. Such restrictions on citizens of a "non-reciprocal" country include ownership or holding or controlling stock in a corporation that holds a federal onshore oil and gas lease. If this restriction is violated, the corporation's lease can be canceled in a proceeding instituted by the United States Attorney General. Although the regulations of the Bureau of Land Management (which administers the Mineral Leasing Act) provide for agency designations of non-reciprocal countries, there are presently no such designations in effect. Bellwether owns interests in numerous federal onshore oil and gas leases. It is possible that the common stock will be acquired by citizens of foreign countries, which at some time in the future might be determined to be non-reciprocal under the Mineral Leasing Act.



     State Regulations. Most states regulate the production and sale of oil and gas, including:



     - requirements for obtaining drilling permits,



     - the method of developing new fields,



     - the spacing and operation of wells and



     - the prevention of waste of oil and gas resources.



     The rate of production may be regulated and the maximum daily production allowable from both oil and gas wells may be established on a market demand or conservation basis or both.



     Bellwether owns certain natural gas pipeline facilities that it believes meet the traditional tests the FERC has used to establish a pipeline's status as a gatherer not subject to FERC jurisdiction under the Natural Gas Act. State regulation of gathering facilities generally includes various safety, environmental, and in some circumstances, nondiscriminatory take requirements, but does not generally entail rate regulation.



     Bellwether may enter into agreements relating to the construction or operation of a pipeline system for the transportation of gas. To the extent that such gas is produced, transported and consumed wholly within one state, such operations may, in certain instances, be subject to the jurisdiction of such state's administrative authority charged with the responsibility of regulating intrastate pipelines. In such event, the rates which Bellwether could charge for gas, the transportation of gas, and the construction and operation of such pipeline would be subject to the rules and regulations governing such matters, if any, of such administrative authority.



ENVIRONMENTAL REGULATIONS



     General. Bellwether's activities are subject to existing federal, state and local laws and regulations governing environmental quality and pollution control. Activities of Bellwether with respect to gas facilities, including the operation and construction of pipelines, plants and other facilities for transporting, processing, treating or storing gas and other products, are also subject to stringent environmental regulation by state and federal authorities including the Environmental Protection Agency. Risks are inherent in oil and gas exploration and production operations, and no assurance can be given that significant costs and liabilities will not be incurred in connection with environmental compliance issues. Bellwether cannot predict what effect future regulation or legislation, enforcement policies issued thereunder, and claims for damages to property, employees, other persons and the environment resulting from Bellwether's operations could have on its activities.



     Solid and Hazardous Waste. Bellwether currently owns or leases, and has in the past owned or leased, numerous properties that for many years have been used for the exploration and production of oil and gas. Although Bellwether believes it has utilized operating and waste disposal practices that were standard in the industry at the time, hydrocarbons or other solid wastes may have been disposed or released on or under the properties owned or leased by Bellwether or on or under locations where such wastes have been taken for disposal. In addition, many of these properties have been owned or operated by third parties. Bellwether had no control over such parties' treatment of hydrocarbons or other solid wastes and the manner in which such substances may have been disposed or released. State and federal laws applicable to oil and gas wastes and properties have gradually become stricter over time. Under these new laws, Bellwether could be required to remove or remediate previously disposed wastes (including wastes disposed or released by prior owners or operators) or property contamination (including groundwater contamination by prior owners or operators) or to perform remedial plugging operations to prevent future contamination.



     Bellwether generates wastes, including hazardous wastes, that are subject to the Federal Resource Conservation and Recovery Act and comparable state statutes. The Environmental Protection Agency and various state agencies have limited the approved methods of disposal for certain hazardous and non-hazardous wastes. Furthermore, it is possible that certain wastes generated by Bellwether's oil and gas operations that are currently exempt from treatment as "hazardous wastes" may in the future be designated as "hazardous wastes" under the Federal Resource Conservation and Recovery Act or other applicable statutes, and therefore be subject to more rigorous and costly operating and disposal requirements.



     Superfund. The Comprehensive Environmental Response, Compensation and Liability Act, also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons with respect to the release of a "hazardous substance" into the environment. These persons include the owner and operator of a disposal site where a release occurred and any company that disposed or arranged for the disposal of the hazardous substance released at the site. The Superfund law also authorizes the Environmental Protection Agency and, in some cases, third parties, to take actions in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs of such action. In the course of its operations, Bellwether has generated and will generate wastes that may fall within the Superfund law's definition of "hazardous substances." Bellwether may also be an owner of sites on which "hazardous substances" have been released. Bellwether may be responsible under the Superfund Law for all or part of the costs to clean up sites at which such wastes have been disposed.



     Oil Pollution Act. The Oil Pollution Act of 1990 and regulations thereunder impose certain duties and liabilities on "responsible parties" related to the prevention of oil spills and damages resulting from such spills in United States waters. A "responsible party" includes the owner or operator of an onshore facility, vessel or pipeline, or the lessee or permittee of the area in which an offshore facility is located. The Oil Pollution Act assigns liability to each responsible party for oil removal costs and a variety of public and private damages. While liability limits apply in some circumstances, a party cannot take advantage of liability limits if the spill was caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulation. If the party fails to report a spill or to cooperate fully in the cleanup, liability limits also do not apply. Few defenses exist to the liability imposed by the Oil Pollution Act. The failure to comply with the Oil Pollution Act requirements may subject a responsible party to civil or even criminal liability.



     The Oil Pollution Act also imposes ongoing requirements on a responsible party, including proof of financial responsibility to cover at least some costs in a potential spill. Certain amendments to the Oil Pollution Act that were enacted in 1996 require owners and operators of offshore facilities that have a worst case oil spill potential of more than 1,000 barrels to demonstrate financial responsibility in amounts ranging from $10 million in specified state waters and $35 million in federal outer continental shelf waters, with higher amounts, up to $150 million based upon worst case oil spill discharge volume calculations. Bellwether believes that it currently has established adequate proof of financial responsibility for its offshore facilities.



     Air Emissions. The operations of Bellwether are subject to local, state and federal laws and regulations for the control of emissions from sources of air pollution. Administrative enforcement actions for failure to comply strictly with air regulations or permits may result in the payment of civil penalties and, in extreme cases, the shutdown of air emission sources. Bellwether believes it is in compliance with all air emission regulations.



     OSHA and other Regulations. Bellwether is subject to the requirements of the federal Occupational Safety and Health Act otherwise known as "OSHA" and comparable state statutes. The OSHA hazard communication standard, the Environmental Protection Agency community right-to-know regulations under Title III of the Superfund Law and similar state statutes require Bellwether to organize and/or disclose information about hazardous materials used or produced in Bellwether's operations. Bellwether believes that it is in substantial compliance with these applicable requirements.



COMPETITION



     The oil and gas industry is highly competitive in all of its phases. Bellwether encounters competition from other oil and gas companies in all areas of Bellwether's operations, including the acquisition of reserves and producing properties and the marketing of oil and gas. Many of these companies possess greater financial and other resources than Bellwether. Competition for producing properties is affected by the amount of funds available to Bellwether, information about a producing property available to Bellwether and any standards established by Bellwether for the minimum projected return on investment. Competition may also be presented by alternate fuel sources.



DOMESTIC PROPERTIES



     Bellwether's domestic exploration, development and acquisition activities are focused in three core areas: Gulf Coast, Offshore Gulf of Mexico and Permian Basin. Bellwether primarily owns working interests in domestic wells. Working interests are burdened by operating costs whereas royalty interests receive a share of unburdened revenues. As used herein, "reserve life" is Bellwether's estimated net proved at the end of year divided by production during the year.



     Reserve life is a measure of the productive life of an oil and gas property or a group of oil and gas properties, expressed in years. Reserve life index for the years ended December 31, 2000, 1999 and 1998 equal the estimated net proved reserves attributable to a property or group of properties divided by production from the property or group of properties for the four fiscal quarters preceding the date as of which the proved reserves were estimated.



     The discounted present value is the present value, discounted at 10%, of the pre-tax future net cash flows attributable to estimated net proved reserves. This amount is calculated assuming the oil and gas production attributable to the proved reserves estimated in the independent engineer's reserve report using year end prices for the production and assuming costs will remain constant. The assumed costs are subtracted from the assumed revenues, resulting in a stream of pre-tax future net cash flows.



     Gulf Coast. The fields in this area are located in Louisiana and Texas. These fields produce gas as the primary product. Bellwether owns an interest in approximately 140 wells and the reserves from these wells account for about 35% of Bellwether's discounted present value. The average reserve life is 6 years. The average working interest of Bellwether in the wells is approximately 15%.



     Gulf of Mexico. The fields in this area are located in state and federal waters offshore Louisiana and Texas. These fields produce gas as the primary product. Bellwether owns an interest in approximately 120 wells and the reserves from these wells account for about 35% of Bellwether's discounted present value. The average reserve life is 4 years. The average working interest of Bellwether in the wells is approximately 20%.



     Permian Basin. The fields in this area are located in West Texas and New Mexico. The West Texas fields produce oil and the New Mexico fields produce gas as the primary product. Bellwether owns an interest in approximately 1,200 wells and the reserves from these wells account for about 15% of Bellwether's discounted present value. The average reserve life is 14 years. The average working interest of Bellwether in the wells is approximately 10%.



     Other. Non-core fields are located in California, Oregon, Oklahoma and Wyoming. Bellwether owns an interest in approximately 100 wells and the reserves from these wells account for about 6% of Bellwether's discounted present value.



INTERNATIONAL PROPERTIES



     Ecuador. Bellwether operates two concessions in Ecuador, each of which contains one producing field. The working interest in the Charapa field is 90% and the working interest in the Tiguino field is 70%. Oil is the only sales product from both fields. Both fields are subject to contracts with the Ecuador government, under which Bellwether has a share of production above specified base levels. Reserves from these wells account for about 9% of Bellwether's discounted present value. The average reserve life is 7 years.



RESERVES



     Estimated net proved oil and gas reserves at December 31, 2000 decreased approximately 18% from December 31, 1999. Properties, with proved reserves totaling 6.4 MMBOE, or about 17% of 1999 reserves, were sold during 2000. This decrease was partially offset by the increased oil and gas prices and the acquisition of a 70% working interest in the Tiguino field concession in Ecuador. Bellwether has not filed oil or gas reserve information with any foreign government or federal authority or agency that contain reserves materially different than those set forth herein.



     The following table sets forth certain information as of December 31, 2000 for Bellwether's core areas.



                                                 NET PRODUCTION                      NET PROVED RESERVES
                                       -----------------------------------   -----------------------------------
                                       OIL & NGL    GAS     OIL EQUIVALENT   OIL & NGL    GAS     OIL EQUIVALENT
AREA                                    (MBBLS)    (MMCF)        MBOE         (MBBLS)    (MMCF)       (MBOE)
----                                   ---------   ------   --------------   ---------   ------   --------------
Gulf Coast...........................      372     3,368          933            877     29,063        5,721
Gulf of Mexico.......................      708     7,678        1,988          1,759     25,269        5,971
Permian Basin........................      379     1,139          569          5,447     12,279        7,493
Ecuador(1)...........................      174        --          174          7,813        --         7,813
Other(2).............................      747     8,293        2,129          3,241     8,118         4,594
                                         -----     ------       -----         ------     ------       ------
                                         2,380     20,478       5,793         19,137     74,729       31,592
                                         =====     ======       =====         ======     ======       ======


---------------


(1)Such reserves are pursuant to a contract with the Ecuadorian government under which Bellwether does not own the reserves but where Bellwether has a contractual right to produce the reserves and receive revenue. The Ecuadorian government has not issued final approval for the assignment of 4.8 MMBOE purchased by Bellwether; however, Bellwether has a legal opinion stating that it is legally entitled to the production of such reserves.



(2)Net production includes nine to twelve months of production from fields that were sold in the year 2000. Such fields have been removed from December 31, 2000 proved reserves.



     In general, estimates of economically recoverable oil and natural gas reserves and of the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, assumptions concerning future oil and natural gas prices, future operating costs and the assumed effects of regulation by governmental agencies, all of which may vary considerably from actual results. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. Estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of future net cash flows expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. Bellwether's actual production, revenues, severance and excise taxes and development and operating expenditures with respect to its reserves will vary from such estimates, and such variances could be material.



     Estimates with respect to proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be substantial, in the estimated reserves.



     In accordance with applicable requirements of the SEC, the estimated discounted future net cash flows from estimated proved reserves are based on prices and costs as of the date of the estimate unless prices or costs subsequent to that date are contractually determined. Additionally, the impact of financial derivatives is not considered. Actual future prices and costs may be materially higher or lower than prices or costs as of the date of the estimate. Actual future net cash flows also will be affected by factors such as actual production, supply and demand for oil and natural gas, curtailments or increases in consumption by natural gas purchasers, changes in governmental regulations or taxation and the impact of inflation on costs.



ACREAGE



     The following table sets forth the acres of developed and undeveloped oil and gas properties in which Bellwether held an interest as of December 31, 2000. Undeveloped acreage is considered to be those leased acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas, regardless of whether or not such acreage contains proved reserves. All of Bellwether's undeveloped acreage is domestic.



                                                                GROSS       NET
                                                              ---------   -------
Developed Acreage
  Domestic..................................................    404,141    75,124
  Ecuador...................................................    123,674    98,951
Undeveloped Acreage.........................................  1,034,074   364,418
                                                              ---------   -------
          Total.............................................  1,561,889   538,493
                                                              =========   =======



     Bellwether believes that the title to its oil and gas properties is good and defensible in accordance with standards generally accepted in the oil and gas industry, subject to such exceptions which, in the opinion of Bellwether, are not so material as to detract substantially from the use or value of such properties. Bellwether's properties are typically subject, in one degree or another, to one or more of the following:



     - royalties and other burdens and obligations, express or implied, under oil and gas leases;



     - overriding royalties and other burdens created by Bellwether or its predecessors in title;



     - a variety of contractual obligations (including, in some cases, development obligations) arising under operating agreements, farmout agreements, production sales contracts and other agreements that may affect the properties or their titles;



     - back-ins and reversionary interests arising under purchase agreements and leasehold assignments;



     - liens that arise in the normal course of operations, such as those for unpaid taxes, statutory liens securing obligations to unpaid suppliers and contractors and contractual liens under operating agreements;

     - pooling, unitization and communitization agreements, declarations and orders; and



     - easements, restrictions, rights-of-way and other matters that commonly affect oil and gas producing property.



     To the extent that such burdens and obligations affect Bellwether's rights to production revenues, they have been taken into account in calculating Bellwether's net revenue interests and in estimating the size and value of Bellwether's reserves. Bellwether believes that the burdens and obligations affecting Bellwether's properties are conventional in the industry for properties of the kind owned by Bellwether.



PRODUCTIVE WELLS



     The following table sets forth Bellwether's gross and net interests in productive oil and gas wells as of December 31, 2000. Productive wells are defined as producing wells and wells capable of production.



                                                              GROSS   NET
                                                              -----   ---
Oil Wells
  Domestic..................................................  1,138   150
  Ecuador...................................................      7     5
Gas Wells...................................................    565   112
                                                              -----   ---
          Total.............................................  1,710   267
                                                              =====   ===



PRODUCTION



     Bellwether's principal domestic production volumes during the fiscal year ended December 31, 2000 were from the states of Louisiana, Texas, and Oregon from federal waters in offshore California and from federal and state waters in the Gulf of Mexico. The Charapa and Tiguino fields in Ecuador accounted for about 8% of Bellwether's oil production.



DRILLING ACTIVITY AND PRESENT ACTIVITIES



     During the last three fiscal years Bellwether's principal domestic drilling activities occurred in the Gulf Coast, the Gulf of Mexico, Oregon and New Mexico. Development of the Charapa and Tiguino fields in Ecuador accounted for all international activities.



     The following table sets forth the results of drilling activity for the last three fiscal years.



                                                               EXPLORATORY WELLS
                                            -------------------------------------------------------
                                                      GROSS                         NET
                                            --------------------------   --------------------------
                                                          DRY                          DRY
                                            PRODUCTIVE   HOLES   TOTAL   PRODUCTIVE   HOLES   TOTAL
                                            ----------   -----   -----   ----------   -----   -----
1998 -- Domestic..........................      14         5      19        4.10      1.52    5.62
1999 -- Domestic..........................       8         4      12        3.75      2.04    5.79
2000 -- Domestic..........................       7         6      13        3.98      1.96    5.94
2000 -- Ecuador...........................      --        --      --          --        --      --



                                                              DEVELOPMENT WELLS
                                           -------------------------------------------------------
                                                     GROSS                         NET
                                           --------------------------   --------------------------
                                                         DRY                          DRY
                                           PRODUCTIVE   HOLES   TOTAL   PRODUCTIVE   HOLES   TOTAL
                                           ----------   -----   -----   ----------   -----   -----
1998 -- Domestic.........................      69         4      73        7.53       .52     8.05
1999 -- Domestic.........................      13         2      15        4.39       .14     4.53
2000 -- Domestic.........................      46         8      54       15.01      2.70    17.71
2000 -- Ecuador..........................       1         3       4          .7       2.7      3.4



     Bellwether had 6 domestic wells in progress as of December 31, 2000.

GAS PLANTS



     As of December 31, 2000, Bellwether owned interests in the following gas plants:



                                                                         FISCAL YEAR 2000
                                                                 ---------------------------------
                                                                 CAPACITY   THROUGHPUT   OWNERSHIP
FACILITY          STATE                 OPERATOR                  MMCFD       MMCFD      INTEREST
--------          -----   ------------------------------------   --------   ----------   ---------
Point Pedernales
  Gas Plant        CA     Nuevo Energy Company................      15           4        19.7%
Snyder Gas Plant   TX     Torch Energy Marketing Inc..........      60          15        11.9%
Diamond M --
  Sharon Ridge
  Gas Plant(1)     TX     Exxon Company, U.S.A................      (1)         (1)          (1)


---------------


(1)Bellwether has a 32.0% interest in the operations of the former Diamond M-Sharon Ridge Gas Plant. This plant was dismantled in December 1993 and the gas is being processed by Snyder Gas Plant pursuant to a processing agreement.



LEGAL PROCEEDINGS



     Bellwether was a defendant in Cause No. C-4417-96-G; A.R. Guerra, et al. v. Eastern Exploration, Inc., et al. in the 370th Judicial District Court of Hidalgo County, Texas. The suit was filed with the court on October 11, 1996. On May 11, 1999, the trial court granted plaintiff's Motion of Summary Judgement and denied defendants' Motion of Summary Judgement. The trial court awarded plaintiffs in excess of $5.8 million in damages plus interest. In early 2000, Bellwether settled the case for the sum of $353,500, net to its interest.



     Bellwether has been named as a defendant in certain lawsuits incidental to its own business. Management does not believe that the outcome of such litigation will have a material adverse impact on Bellwether.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
               AND RESULTS OF OPERATIONS OF BARGO ENERGY COMPANY

     The following discussion should be read in connection with the consolidated financial statements of Bargo, and the notes to those statements and other financial information appearing elsewhere in this joint proxy statement/prospectus.

GENERAL

     Bargo is a domestic independent oil and gas developer and producer. Bargo's revenues, profitability and future growth and the carrying value of its oil and gas properties are substantially dependent on prevailing prices of oil and gas and Bargo's ability to find, develop and acquire additional oil and gas reserves that are economically recoverable. Bargo's ability to maintain or increase its borrowing capacity and to obtain additional capital on attractive terms is also influenced by oil and gas prices.

     Bargo's operations have been significantly impacted by acquisitions and dispositions of oil and gas properties. In March 2000, Bargo acquired properties from subsidiaries of Texaco for a gross purchase price of $161.1 million, before closing adjustments of approximately $20 million. Estimated net proved reserves attributable to the Texaco properties on January 1, 2000 was 53.8 MMBOE. The purchase price continues to be subject to potential adjustment pursuant to final accounting as provided in the purchase and sale agreements. The effective date of the purchase was January 1, 2000.

     Bargo uses the full cost method of accounting for its investment in oil and gas properties. Under the full cost method of accounting, all costs of acquisition, exploration and development of oil and gas reserves are capitalized into a "full cost pool." Oil and gas properties in the pool, plus estimated future expenditures to develop proved reserves and future abandonment, site remediation and dismantlement costs, are depleted and charged to operations using the unit of production method based on the portion of current production to total estimated proved recoverable oil and gas reserves. To the extent that such capitalized cost (net of depreciation, depletion and amortization) exceed the discounted future net cash flows on an after-tax basis of estimated proved oil and gas reserves, such excess costs are charged to operations. Once incurred, the write down of oil and gas properties is not reversible at a later date even if oil or natural gas prices increase.

RESULTS OF OPERATIONS

     The following table reflects Bargo's oil and gas production and average oil and gas prices for the periods presented.

                                                               DECEMBER 31,
                                                              ---------------
                                                               1999     2000
                                                              ------   ------
Production Data:
  Oil (MMBbls)..............................................     627    3,348
  Natural gas (MMcf)........................................   3,762    7,625
  Total (MMBOE).............................................   1,254    4,619
Average sales price per unit:
  Oil (Bbl).................................................  $20.10   $29.50
  Natural gas (Mcf).........................................  $ 2.25   $ 4.17
Average costs (per BOE):
  Lease operating expenses (including severance taxes)......  $ 6.13   $ 8.72

     Average sales prices do not include the effects of hedging. Including the effects of hedging, the average sales price per Bbl was $28.04 in 2000 and $18.74 in 1999, and the average sales price per Mcf was $4.03 in 2000 and $1.96 in 1999. Bargo sells gas on a contract basis to one of several purchasers in each of the areas in which it has productive gas wells. Bargo sells oil at posted field prices to one of several purchasers in each of the areas in which it has productive oil wells.

  Comparison of Years ended December 31, 2000 and 1999


     Revenues. Total revenues in 2000 increased to $124.8 million from $19.1 million in 1999, primarily due to an increase in production from Bargo's oil and gas property acquisitions. This represents a 553% increase over 1999. Production for 2000 increased by 3,365 MBOE, or 268%, to 4,619 MBOE versus 1,254 MBOE in 1999. This increased production is due to the Texaco acquisition completed in March 2000. The increase in revenues was also a result of an increase in average realized commodity prices from $20.10 per Bbl in 1999 to $29.50 per Bbl in 2000 and from $2.25 per Mcf in 1999 to $4.17 per Mcf in 2000.


     Expenses. Production costs increased to $40.3 million for 2000 from $7.7 million in 1999 due to the acquisition of properties from Texaco. General and administrative expenses increased to $10.3 million from $3.7 million in 1999 due to increased overhead associated with the Texaco acquisition as well as $1.15 million of non-recurring third party charges related to integrating the Texaco acquisition into Bargo's accounting system. Depreciation, depletion and amortization for the year ended December 31, 2000 was $18.7 million or $4.05 per BOE. For 1999, total depreciation, depletion and amortization was $4.9 million or $3.90 per BOE. This increase is primarily a result of increased production volumes resulting from the Texaco acquisition. Total interest expense for the year was $14.6 million (of which $4.5 million was non-cash amortization of debt issue costs), compared to $2.4 million for 1999. This increase is due to higher levels of indebtedness in 2000 associated with the Texaco acquisition.

     Net Income. Bargo had net income of $23.3 million in 2000 compared to net income of $663,000 in 1999. Income before income taxes and extraordinary items increased by $40.6 million to $41.1 million in 2000 compared to $522,000 in 1999. In 2000, Bargo recognized an extraordinary loss on extinguishment of debt of $1.5 million net of tax related to early payoff of the term portion of the credit facility with Chase and the write-off of loan costs associated with Bargo's previously existing credit facility. After taking into account accrued but unpaid dividends of $6.0 million for the year ended December 31, 2000 versus $3.5 million in 1999, income available to common shareholders increased from a loss of $2.8 million in 1999 to income of $17.3 million in 2000. The increase in preferred stock dividends in 2000 is due to the cumulative nature of the dividends as well as dividends accruing for the entire twelve months in 2000 versus only seven and one half months in 1999.

LIQUIDITY AND CAPITAL RESOURCES

     Bargo's primary sources of capital are its cash flows from operations, borrowings and issuance of debt and equity securities.

     Operating activities of Bargo during 2000 provided net cash of $55 million. Bargo acquired oil and gas properties totaling $161 million in 2000 (the Texaco and Coles Levee acquisitions). Investing activities in 2000 used net cash of $102.6 million, primarily due to the acquisitions referred to above. Financing activities in 2000 provided net cash of $52 million. Bargo had proceeds from the issuance of debt of $220.7 million (primarily to fund the Texaco acquisition) of which $156.4 million of debt was repaid primarily from property sale proceeds and operating cash flow.

     Operating activities of Bargo during 1999 provided net cash of $2.4 million. Bargo acquired oil and gas properties totaling $27.9 million in 1999 (the East Texas acquisition and Raccoon Bend acquisition). Investing activities in 1999 used net cash of $28.0 million, primarily due to the acquisitions referred to above. Financing activities in 1999 provided net cash of $26.8 million primarily due to the $50 million in gross proceeds from the issuance of redeemable preferred stock in May 1999, which was partially offset by the repayment of debt.

     At December 31, 2000, Bargo had working capital of $3.7 million which was a $1.8 million decrease from the $5.5 million working capital that Bargo had as of December 31, 1999. The decrease in working capital is primarily due to an increase in accrued oil and gas payables, including accrued income taxes payable of $11.0 million, which were offset by increased oil and gas receivables.

     Effective March 31, 2000, Bargo entered into a new credit agreement with Chase Bank of Texas and several other energy lending banks, with Chase serving as the administrative agent. Borrowings under the credit facility are secured by mortgages covering substantially all of Bargo's producing oil and gas properties. The credit agreement provides a commitment amount of $200 million with a current borrowing base of $120 million which became effective March 1, 2001 in connection with Bargo's sale of non-core properties sold in February 2001. In addition to the $200 million commitment, the credit facility also provided for a $45 million term loan which was scheduled to mature 9 months from the closing date. Bargo received commitments from several of its current stockholders to purchase preferred stock, and also received a commitment from one of its lenders to convert a portion of the loan into preferred stock, in an amount sufficient in the aggregate to repay this term loan in full. These commitments to purchase preferred stock at maturity of the term loan also provided for the issuance of common stock. Utilizing availability under the revolving credit facility, Bargo repaid the term loan in full on October 10, 2000.


     Bargo has a choice of two different interest rates under the credit facility; the Base Rate (which is the higher of the lender's "Prime Rate" or the Federal Funds Rate plus .5%) or the LIBO Rate plus an applicable margin. The applicable margin is computed based on borrowing base utilization ranging from 0%-.75% for Base Rate loans and 1.5%-2.25% for LIBO Rate loans. Bargo may convert any portion of the outstanding debt from one interest rate type to another in increments of $1,000,000 with a minimum transfer amount of $1,000,000.


     As of December 31, 2000 borrowings under the credit facility were $85,000,000. As of March 1, 2001, Bargo had $17 million outstanding under the credit facility and $103 million of unused commitment immediately available. Bargo used proceeds from the sale of its California Coles Levee properties in January 2001 and proceeds from non-strategic assets sold in February 2001 along with operating cash flow to pay down existing bank indebtedness.

     Bargo issued 5 million shares of its Cumulative Redeemable Preferred Stock, Series B in a May 1999 private placement. In connection with this transaction, Bargo issued an aggregate of 43,815,810 shares of its common stock to the investors in the private placement, equal to 40% of Bargo's then outstanding common stock (on a fully diluted basis). Bargo has the right, however, to repurchase 2,738,488 shares of the common stock for a nominal amount issued to the investors if Bargo redeems all of the outstanding shares of the preferred stock prior to May 14, 2001.

     The preferred stock accrues dividends equal to 10% per annum that are payable quarterly. The dividend rate is subject to increase (but in no event to more than 16%) or decrease (but in no event to less than 10%) based upon Bargo's ratio of assets to liabilities, which is calculated on January 1 and July 1 of each year or at such other time as requested by the investors. Bargo may redeem the preferred stock at any time and must redeem it upon the occurrence of certain events, including upon the fifth anniversary of the issue date or upon a change of control. A change of control is deemed to occur upon any merger, reorganization, purchase or sale of more than 50% of Bargo's voting securities, the sale of substantially all of the assets of Bargo or at any time Tim Goff ceases to serve as Bargo's Chief Executive Officer. Bargo is prohibited from taking certain actions, including authorizing, creating or issuing any shares of capital stock, amending the articles of incorporation of Bargo and authorizing a merger or change of control, without the consent of the holders of a majority of the outstanding shares of Preferred Stock.

     Bargo currently intends to either redeem the preferred stock prior to May 14, 2001 at an approximate cost of $61 million or, if the merger occurs prior to that date, such shares will be redeemed in connection with the merger. If Bargo redeems the preferred stock prior to the closing of the merger, it intends to finance that redemption by drawing down upon its credit facility. Any such drawdown will require consent of the lenders under the credit facility and there can be no assurance that the consent can be obtained.

     Bargo has committed to $3.7 million of capital expenditures for 2001 relating to its oil and gas properties. Funding for these expenditures is expected to be made from available cash flow from operations or from borrowings under Bargo's credit facility.

INFLATION

     Bargo's activities have not been, and in the near term are not expected to be, materially affected by inflation. Bargo's oil exploration and production activities are generally affected by prevailing prices for oil, however.

MARKET RISK DISCLOSURE;  HEDGING

     Bargo implements oil and gas hedges as it deems appropriate to ensure minimum levels of cash flow or as market conditions are believed to create an opportunity to increase cash flows.

     In 1999, approximately 50% (or 150,000 MMBTU per month) of current natural gas production was hedged through calendar year 1999. For Bargo's South Coles Levee production a hedge was in place for 65,000 MMBTU at prices ensuring a floor of $2.00 per MMBTU and a ceiling of $2.45 per MMBTU based on Southern California border prices. For Bargo's Gulf Coast properties a hedge was in place for 85,000 MMBTU at prices ensuring a floor of $2.00 per MMBTU and a ceiling of $2.04 per MMBTU based on Houston Ship Channel pricing.

     At December 31, 1999 collars were in place for portions of Bargo's oil production for October 1 through September 2000 at floors of $18.00 and ceilings of $20.75 and $23.08 per Bbl. Contracted volumes totalled 50,200 Bbls per month declining each month to 42,000 Bbls. Beginning in October 2000 through September 2001 Bargo arranged to have two swaps in place at $17.55 and $18.05 per Bbl. Contracted volumes totalled 41,350 Bbls per month declining to 34,300 Bbls per month. In December 2000, Bargo unwound the swaps in place for 2001 for $2.7 million. Per FAS 80, the cost to unwind is treated as an other asset at December 31, 2000 and the cost, net of tax, will be reflected in income based on the original hedge maturity dates.

     In addition to the hedges in place at December 31, 1999, Bargo entered into derivative contracts in the first quarter of 2000 in relation to the Texaco acquisition. Bargo was required to place a floor on a portion of its production under the terms of its new credit agreement. The instruments cover approximately 75% (or approximately 190,000 Bbls per month) of estimated oil production related to the Texaco acquisition through calendar year 2001. Beginning in April 2000 through December 2000, Bargo had one contract in place at a floor of $22 per Bbl. From January 2001 through December 2001, Bargo has one contract in place at a floor of $21 per Bbl.

     In connection with Bargo's sale of the Coles Levee California properties in December 2000, Bargo entered into oil and natural gas hedges. These hedges were assigned to the buyer upon sale of the properties on January 12, 2001 and any gain or loss on these hedges was reimbursed to Bargo as an adjustment to the purchase price.

     The following tables detail the Company's hedges of future production, which were in place at December 31, 2000.

     Except for the floors in place for Bargo's oil production described below all of these hedges were disposed of when the Coles Levies properties were sold.

GAS HEDGES

                   MCF PER    TOTAL            NYMEX
PERIOD               DAY       MCF     TYPE    PRICE
------             -------   -------   -----   ------
January 2001.....   4,500    139,500    Swap   $ 6.32
February 2001....   4,500    126,000    Swap   $ 6.04
March 2001.......   4,500    139,500    Swap   $ 5.58
April 2001.......   4,500    135,000    Swap   $ 5.14
May 2001.........   4,500    139,500    Swap   $ 5.00
June 2001........   4,500    135,000    Swap   $ 4.98
July 2001........   4,500    139,500    Swap   $ 4.97
August 2001......   4,500    139,500    Swap   $ 4.96
September 2001...   4,500    135,000    Swap   $ 4.95
October 2001.....   4,500    139,500    Swap   $ 4.94
November 2001....   4,500    135,000    Swap   $ 5.03
December 2001....   4,500    139,500    Swap   $ 4.84

                   MCF PER    TOTAL            NYMEX
PERIOD               DAY       MCF     TYPE    PRICE
------             -------   -------   -----   ------
January 2002.....   4,500    139,500    Swap   $ 4.83
February 2002....   4,500    126,000    Swap   $ 4.65
March 2002.......   4,250    131,750    Swap   $ 4.49
April 2002.......   4,250    127,500    Swap   $ 4.26
May 2002.........   4,250    131,750    Swap   $ 4.22
June 2002........   4,100    123,000    Swap   $ 4.21
July 2002........   4,100    127,100    Swap   $ 4.23
August 2002......   4,100    127,100    Swap   $ 4.23
September 2002...   4,100    123,000    Swap   $ 4.25
October 2002.....   4,100    127,100    Swap   $ 4.25
November 2002....   4,100    123,000    Swap   $ 4.37

OIL HEDGES


                   BBLS PER    TOTAL            NYMEX
PERIOD               DAY       BBLS     TYPE    PRICE
------             --------   -------   -----   ------
January 2001.....     500      15,500    Swap   $33.08
February 2001....     500      14,000    Swap   $32.02
March 2001.......     500      15,500    Swap   $30.99
April 2001.......     500      15,000    Swap   $30.21
May 2001.........     500      15,500    Swap   $29.46
June 2001........     550      16,500    Swap   $28.77
July 2001........     550      17,050    Swap   $28.17
August 2001......     550      17,050    Swap   $27.65
September 2001...     750      22,500    Swap   $27.20
October 2001.....     750      23,250    Swap   $26.76
November 2001....     750      22,500    Swap   $26.32
December 2001....     800      24,800    Swap   $25.97
January 2002.....     800      24,800    Swap   $25.64
February 2002....     800      22,400    Swap   $25.34
March 2002.......     800      24,800    Swap   $25.05
April 2002.......     800      24,000    Swap   $24.80
May 2002.........     800      24,800    Swap   $24.56
June 2002........     850      25,500    Swap   $24.35
July 2002........     850      26,350    Swap   $24.14
August 2002......     850      26,350    Swap   $23.94
September 2002...     900      27,000    Swap   $23.77
October 2002.....     900      27,900    Swap   $23.59
November 2002....     900      27,000    Swap   $23.42

January 2001.....   2,051      63,575   Floor   $21.00
February 2001....   2,250      63,000   Floor   $21.00
March 2001.......   2,078      62,325   Floor   $21.00
April 2001.......   2,063      61,875   Floor   $21.00
May 2001.........   1,981      61,400   Floor   $21.00
June 2001........   2,102      60,950   Floor   $21.00
July 2001........   1,950      60,450   Floor   $21.00
August 2001......   1,935      60,000   Floor   $21.00
September 2001...   2,139      59,900   Floor   $21.00
October 2001.....   1,929      59,800   Floor   $21.00
November 2001....   1,990      59,700   Floor   $21.00
December 2001....   1,923      59,601   Floor   $21.00

     As a result of the above hedging agreements, revenue was decreased by approximately $5.8 million for the year ended December 31, 2000.

     At December 31, 2000 and 1999, the fair value and the carrying amount of these derivative instruments were:

                                 2000                        1999
                       ------------------------    -------------------------
                       FAIR VALUE    BOOK VALUE    FAIR VALUE    BOOK VALUE
                       ----------    ----------    ----------    -----------
                                             ($000'S)
                       $(7,476.1)     $4,407.6     $(1,456.9)      -$0-

     The fair values were determined by obtaining a mark-to-market valuation as of December 31, 2000 and 1999 from each of the counterparties.

NEW ACCOUNTING PRONOUNCEMENTS

     In June 1998 the Financial Accounting Standards Board issued SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" (as amended by SFAS 137 and SFAS 138). This standard is effective for fiscal years beginning after June 15, 2000 (January 1, 2001 for Bargo). SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Upon adoption on January 1, 2001, the cumulative effect of the adoption of this accounting pronouncement results in a non-cash charge to net income of $3.2 million and a non-cash charge to other comprehensive income of $5.9 million. The charge to other comprehensive income relates to certain oil and natural gas hedges for the Coles Levee field which were entered into during the fourth quarter in anticipation of the sale of the field and have been designated as cash flow hedges. On January 12, 2001 the Coles Levee field was sold and these oil and natural gas derivatives were assigned to the buyer.

     In December 1999, the SEC issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101) which provides the staff's views in applying generally accepted accounting principles to selected revenue recognition issues. The provisions of this pronouncement were to be adopted, if applicable, by Bargo in the three-month period ended June 30, 2000. There was no effect of this pronouncement on Bargo's financial position or results of operations.

     In March 2000, the FASB issued FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation an Interpretation of APB Opinion No. 25. This Interpretation clarifies the application of APB Opinion 25 for certain issues and generally was effective July 1, 2000. This Interpretation had no effect on the financial position or results of operation of Bargo.

     In September 2000, the FASB issued SFAS No. 140, Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities. This pronouncement replaces SFAS 125. As it relates to Bargo, the Statement provides that a liability be de-recognized if and only if either (a) the debtor pays the creditor and is relieved of its obligation for the liability, or (b) the debtor is legally released form being the primary obligor under the liability either judicially or by the creditor. Therefore a liability is not considered extinguished by an in-substance defeasance. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. Bargo believes that the statement will not have a material effect on its financial position or results of operations.

                            INFORMATION ABOUT BARGO

OVERVIEW

     Bargo Energy Company is engaged in the acquisition and exploitation of oil and natural gas properties located onshore primarily in Texas, New Mexico and Louisiana. Bargo's principal business strategies include (i) maximizing the value of its existing high-quality, long-life reserves through efficient operating and marketing practices, (ii) conducting detailed field studies using the latest technology to identify additional reserves and exploration potential, and (iii) seeking acquisitions of producing properties, with exploration and development potential in areas where Bargo has operating experience and expertise.

     In March 2000, Bargo completed the acquisition of properties in the Permian Basin, East Texas, Oklahoma and Kansas from various subsidiaries of Texaco. In connection with the transaction, Bargo closed a $245 million senior secured credit facility ($200.0 million in a revolving facility and a $45.0 million term facility that has since been repaid) to finance the acquisition and refinance outstanding indebtedness. In July 2000, Bargo acquired additional interests in the South Coles Levee unit and acquired the North Coles Levee unit in California. On January 12, 2001, Bargo sold all of its interest in the Coles Levee unit in California.

     Since May 2000, Bargo has sold various non-strategic assets in the Permian Basin, Midcontinent Region, East Texas and Kansas, the proceeds of which have been used to pay bank indebtedness.

OIL AND GAS PROPERTIES

     Bargo's properties are located primarily in east Texas, the onshore Gulf Coast region, the Permian Basin and the Midcontinent region of the Texas panhandle. As of December 31, 2000, Bargo owned interests in a total of 3,993 gross (1,396 net) producing wells, of which 1,433 wells are operated by Bargo (including 93 Bargo-operated wells attributable to the California Coles Levee properties that Bargo sold on January 12, 2001).

     At December 31, 1999, Bargo owned estimated net proved reserves of 29.0 MMBOE. As of December 31, 2000, Bargo's estimated net proved reserves were 64.3 MMBOE. This represents a 122% increase in estimated net proved reserves over December 31, 1999. This increase is attributable to Bargo's active acquisition program and a material increase in commodity prices from year-end 1999 to 2000. At December 31, 2000, 64% of Bargo's estimated net proved reserves were attributable to currently producing wells.

     On January 12, 2001, Bargo sold all of its interests in the North and South Coles Levee fields in California, for $39.45 million in cash. On July 31, 2000, Bargo purchased the remaining 37.0% working interest in the South Coles Levee unit and a 100% working interest in the North Coles Levee unit, along with 8,634 undeveloped acres, from Aera Energy LLC for $10.7 million. Bargo obtained its interest in the South Coles Levee unit initially through the acquisition of a 37.0% working interest from BER Partnership L.P. in August 1998 followed by the acquisition of a 25.0% working interest from Chevron in December 1998. As a result of the acquisition from Aera, Bargo acquired a 100% working (76.5% net revenue) interest in North and South Coles Levee units and succeeded Aera as operator of both fields. As of December 31, 2000 estimated net proved reserves of the California assets were 17.4 MMBOE.

EAST TEXAS REGION

     East Texas Field, Sand Flat/Hitts Lake Field. Bargo's interest in the East Texas region is comprised of working interests in the East Texas field, South Kilgore unit and Sand Flat/Hitts Lake field, located in Gregg and Rusk counties. Bargo owns 36,107 gross (32,000 net) acres and has an average 90.0% working (70.0% net revenue) interest in 932 producing wells in the region, 826 of which Bargo operates. Bargo acquired its position in the region through a series of strategic purchases from Arco in 1999 and Texaco in 2000. Bargo has increased production from the South Kilgore unit from an average of 21 MBbls per month in 1999 to an average of 28 MBbls per month in 2001 through waterflood utilization. Bargo also lowered productions costs by approximately 10%.

GULF COAST REGION

     Raccoon Bend Field. Bargo is the operator and holds a 100% working (80% net revenue) interest in 7,316 gross (7,060 net) acres in the Raccoon Bend field located in Austin and Waller Counties, Texas, approximately 60 miles northwest of Houston. The field was acquired by Bargo from Exxon in May 1999. Current daily net production from the field is 480 Bbls per day. A new 3-D seismic program has recently been acquired and is currently being interpreted. Since discovery of the field in 1920, there have been in excess of 400 wells drilled in the field of which 77 are actively producing, 12 are salt-water disposal and 77 are shut-in.

     Cross Creek Field. Bargo is the operator and holds a 100% working (75% net revenue) interest in 1,500 acres in the Cross Creek field, located in northeastern Harris County, Texas, just north of the city of Houston. It was discovered in 1993 by Chevron and produces from the geopressured upper Wilcox sandstones at a depth of 11,000 feet.

     San Miguel Creek Field. Located in McMullen County, Texas, this field is operated by Exxon and Lakewood Operating Co. Bargo's working interest in the field ranges from 33% to 50% with a net revenue interest ranging from 25% to 40%. The field was discovered in 1953 by Humble Oil and is a deep seated salt dome with numerous faults. Since its discovery, there have been in excess of 70 wells drilled in the field, of which 12 are currently producing.

     Bright Falcon Field. Bargo owns an average 33-47% working (25-36% net revenue) interest in this field. Operated by Cox and Perkins, the Bright Falcon field is located along the Texas Gulf Coast in Jackson County. Four wells are currently producing.

     North East Limes Field. Bargo owns a 10% working (7.5% net revenue) interest in this field, which is located in Live Oak County, Texas. Operated by Southern Resources Company, there are currently seven producing wells. Most wells in the field also have proved developed (behind pipe) reserves. Proved developed (behind pipe) reserves are proved reserves in formations which have been penetrated by a well bore that is currently producing from a different formation. Proved developed (behind pipe) reserves can be brought on production without additional drilling operations. Seven additional proved, undeveloped drilling locations have been identified.

     Candy B Field. Bargo is the operator and owns a 67.2% working (52.5% net revenue) interest in this field. Located along the Texas Gulf Coast in San Patricio County, two wells with proved behind pipe reserves are currently producing. Bargo has identified two proved undeveloped drilling locations.

     North Leroy Field. Bargo's working interest in this field ranges from 87.5% to 63.0% with a net revenue interest ranging from 61.0% to 51.0%. Operated by Alpine Resources and Bargo, the North Leroy field is located in southern Louisiana in Vermilion Parish. Bargo owns 1,090 gross (750 net) acres where two wells produce from Oligocene age Frio sandstones. Bargo owns an additional 184 undeveloped acres in the field.

PERMIAN REGION

     Bargo's interest in the Permian region encompasses six major fields and several other small fields/units. Major fields in the region include Bedford, Goldsmith, Levelland/Slaughter, Penwell, TXL and Wasson. Bargo increased its position in the region with the purchase of the Texaco properties in early 2000. As of December 31, 2000, Bargo owned approximately 205,340 gross acres and operated 104 producing wells in the Permian region.

     TXL Field. The TXL field is located on the Central Basin Platform in Ector County, Texas. The field is comprised of the TXL North unit and several small Bargo operated leases. Bargo acquired both leasehold and fee mineral interests in this field in the package of properties purchased from Texaco in early 2000. Bargo owns a 20.1% working (17.5% net revenue) interest and a 7.5% royalty interest in the TXL North unit, which is comprised of 8,560 acres. Anadarko, as operator, has plans to continue downspacing and waterflood conversions in the TXL North unit.

     Levelland/Slaughter Field. The Levelland/Slaughter field is located in Hockley and Cochran Counties, Texas. Bargo's interest in the field is comprised of several units, the largest being the Central Levelland,

Southeast Levelland, and Mallet units, each of which produces from the San Andreas formation. Bargo owns a 44.6% working (39.1% net revenue) interest in the Central Levelland unit, comprised of approximately 5,188 acres. Oxy Permian is the operator of the Central Levelland unit. Bargo owns a 6.2% working (5.4% net revenue) interest in the Southeast Levelland unit, comprised of approximately 5,800 acres. Oxy Permian is the operator of the Southeast Levelland unit. Bargo owns a 10.9% working (9.5% net revenue) interest in the Mallet unit, comprised of approximately 5,000 acres. ExxonMobil is the operator of the Mallet unit. Additional leases/units in the field include West RKM, Whirley, Smyer and East RKM.

     Wasson Field. The Wasson field is located in Yoakum, Terry, and Gaines Counties, Texas, and produces from San Andreas formation. Geologically, the Wasson field is located in the Midland Basin. Bargo's interest in the field consists of several leases/units, including the Yoakum Wasson Clearfork, Brahaney, and Reeves units, which Bargo acquired from Texaco in the first quarter of 2000. Bargo owns a 15.4% working (13.4% net revenue) interest in the Yoakum Wasson Clearfork unit, which is comprised of approximately 7,682 acres. The unit is operated by Oxy Permian. Bargo owns a 36.8% working (31.7% net revenue) interest in the Brahaney unit, which is comprised of approximately 4,440 acres located in Yoakum County, Texas. Apache is the operator of this unit. Proved undeveloped and infill drilling locations have been identified and are currently being drilled. Bargo owns a 10.1% working (7.7% net revenue) interest in the Reeves unit, operated by Devon.

     Goldsmith Field. Bargo acquired a 25.0% working (25.0% net revenue) interest in the Goldsmith field from Texaco in the first quarter of 2000, with Texaco retaining a 33.3% royalty interest below the producing unit. Chevron is the operator of the field. Bargo's interest in the Goldsmith field is comprised of one major unit, the C.A. Goldsmith, comprised of 20,480 acres of fee minerals in Ector County, Texas. There is 3-D seismic data relating to the C.A. Goldsmith unit available from Texaco.

     Penwell Field. Bargo's interest in the Penwell field is comprised of three units/leases which include the West Jordan, North Penwell and Jordan University units. Bargo acquired this field in the package of properties purchased from Texaco in the first quarter of 2000. Bargo owns a 18.9% working (16.6% net revenue) interest in the North Penwell unit, comprised of approximately 7,761 acres located in Ector County, Texas. Phillips Petroleum Company is the operator of the unit. Bargo owns a 42.1% working (38.3% net revenue) interest in the West Jordan unit, comprised of approximately 1,935 acres located in Ector and Crane Counties, Texas. Devon is the operator of the unit. Bargo owns a 16.3% working (14.3% net revenue) interest in the Jordan University unit, comprised of approximately 3,819 acres located in Ector County, Texas. Citation Oil and Gas is the operator of the unit.

     Bedford Field. The Ratliff Bedford Lease, located in Andrews County, Texas, and operated by Oxy Permian, consists of approximately 7.5 square miles as defined by the current operating agreement. Bargo purchased its 25% working (21.9% net revenue) interest from Texaco, which retained a 1/8th royalty interest in the field. Oxy Permian drilled three successful wells in the field during 1999 and is continuing development activities. The field's principal producing interval is currently being produced with the support of a peripheral waterflood. Three-dimensional seismic over the field is available.

MIDCONTINENT AREA

     Bargo's Panhandle properties have long-lived oil and natural gas reserves. The gas produced is high in natural gas liquids, which enables Bargo to receive premium prices for its gas sold. In addition, the use of advanced hydraulic fracturing methods to complete development wells and fracturing of existing wells has increased recoverable reserves.

     Panhandle Field. Bargo has an interest in and operates 143 wells in Gray, Carson, Hutchinson, Moore and Roberts Counties, Texas, primarily in the Panhandle Field where Bargo owns an average 93% working (83% net revenue) interest. This field is on the Amarillo uplift west of the Anadarko Basin. Production is primarily oil, natural gas liquids and gas.

     Wakita Field. This field is located in Grant County, Oklahoma. Bargo owns an average 99.6% working (80.9% net revenue) interest in five producing wells in the field, which covers 860 acres in the Red Fork trend.

     Shawnee Townsite Field. Bargo owns a 11.2% working (8.95% net revenue) interest in this field, located in Pottawatomie County, Oklahoma. Vintage Petroleum, Inc. is the operator. Three proved, undeveloped drilling locations have been identified with drilling scheduled for 2001 and 2002.

OIL AND GAS RESERVES

     The following table sets forth information about Bargo's estimated net proved reserves. Netherland Sewell & Associates, Inc. and T.J. Smith & Company, Inc., Bargo's independent reserve engineers, prepared these estimates.

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  2000           1999
                                                              ------------   ------------
Proved developed:
  Oil (MBbls)...............................................      32,482         10,110
  Gas (MMcf)................................................      70,968         52,517
  Total (MBOE)..............................................      44,310         18,863
Proved undeveloped:
  Oil (MBbls)...............................................      16,010          5,628
  Gas (MMcf)................................................      24,113         24,537
  Total (MBOE)..............................................      20,029          9,718
Total Proved:
  Oil (MBbls)...............................................      48,492         16,156
  Gas (MMcf)................................................      95,081         77,054
  Total (MBOE)..............................................      64,339         28,998
Discounted present value (pretax) (in thousands)............    $786,661       $179,466
Standardized measure of proved reserves (in thousands)......    $517,215       $124,444

     Reserves were estimated using oil and gas prices and production and development costs in effect on December 31 of 2000 and 1999, without escalation. The reserves were determined using both volumetric and production performance methods. Reserves as of December 31, 2000 include reserves attributable to Bargo's Coles Levee California properties, which were sold on January 12, 2001.

     Petroleum engineering is not an exact science and involves estimates based upon numerous factors, many of which are inherently variable and uncertain. Consequently, reserve estimates are imprecise and are subject to change as additional information becomes available. Estimates based upon short periods of production may not be as reliable as those based upon longer production histories. Further, estimates of oil and gas reserves, of necessity, are projections based on engineering data. As a result of the uncertainties inherent in the interpretation of such data, there can be no assurance that Bargo's estimated oil and gas reserves would ultimately be developed. Estimates of the reserves and future net revenues involve projecting future results under current operating and economic conditions. Actual production, revenues, taxes, development expenditures and operating expenses may not occur as estimated. Product prices vary over time due to market forces, which are beyond Bargo's control. Bargo has not filed any reports with other federal agencies that contain an estimate of total proved net oil and gas reserves.

PRODUCTIVE WELLS

     The following table sets forth Bargo's gross and net interests in productive oil and gas wells as of December 31, 2000. Productive wells are producing wells and wells capable of production. The table includes interests in 93 productive gross and net oil and gas wells attributable to Bargo's Coles Levee California properties, which were sold by Bargo on January 12, 2001.

                                                               GROSS    NET
                                                               -----   -----
Gas.........................................................     176      84
Oil.........................................................   3,817   1,312
                                                               -----   -----
          Total.............................................   3,993   1,396
                                                               =====   =====

ACREAGE

     The following table sets forth developed and undeveloped acreage owned by Bargo as of December 31, 2000. The table includes acreage attributable to Bargo's Coles Levee California properties. On January 12, 2001, Bargo sold its developed and undeveloped Coles Levee California acreage.

                                                          UNDEVELOPED
                                    DEVELOPED ACREAGE       ACREAGE         TOTAL ACREAGE
                                    -----------------   ---------------   -----------------
                                     GROSS      NET     GROSS     NET      GROSS      NET
                                    -------   -------   ------   ------   -------   -------
Texas.............................  190,406    73,574   10,688    9,856   201,094    83,430
New Mexico........................   47,581    12,837       --       --    47,581    12,837
Oklahoma..........................    5,795     2,684    1,630       98     7,425     2,782
Louisiana.........................    2,088       995       --       --     2,088       995
Mississippi.......................      460        62       --       --       460        62
California........................   11,366    11,366    8,634    8,634    20,000    20,000
                                    -------   -------   ------   ------   -------   -------
          Total...................  257,696   101,518   20,952   18,588   278,648   120,106

DRILLING ACTIVITIES

     The development wells Bargo drilled during the periods indicated are summarized in the following table. Bargo did not drill any exploratory wells during 1999 and 2000.

                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                                 2000          1999
                                                              -----------   -----------
                                                              GROSS   NET   GROSS   NET
                                                              -----   ---   -----   ---
Development
  Gas.......................................................    6     1.0      3    .08
  Oil.......................................................   65     6.8     --     --
  Non-productive............................................   --     --      --     --
                                                               --     ---    ---    ---
          Totals............................................   71     7.8      3    .08
                                                               ==     ===    ===    ===

TITLE TO PROPERTIES

     Bargo believes that it owns its oil and gas properties, subject to such exceptions which, in its opinion, are not so material as to detract substantially from the use or value of such properties. When Bargo acquires a property, it acquires title opinions on the ownership of the properties for properties deemed material by Bargo. Bargo's properties are typically subject, in one degree or another, to one or more of the following: royalties and other burdens and obligations, express or implied, under oil and gas leases; overriding royalties and other burdens created by Bargo or its predecessors in title; a variety of contractual obligations (including, in some cases, development obligations) arising under operating agreements, farmout agreements, production sales contracts and other agreements that may affect the properties or their titles; back-ins and reversionary interests existing under purchase agreements and leasehold assignments; liens that arise in the normal course of operations, such as those for unpaid taxes, statutory liens securing obligations to unpaid suppliers and contractors and contractual liens under operating agreements; pooling, unitization and communitization agreements, declarations and orders; and easements, restrictions, rights-of-way and other matters that commonly affect property. To the extent that such burdens and obligations affect Bargo's rights to production revenues, they have been taken into account in calculating Bargo's interests and in estimating the size and value of Bargo's reserves. Bargo believes that the burdens and obligations affecting its properties are conventional in the industry for properties of the kind owned by Bargo.

OIL AND GAS MARKETING AND MAJOR CUSTOMERS

     Bargo contracts out all of its oil and gas marketing efforts to EnerTrade, Inc., a Texas-based oil and gas marketing consulting firm pursuant to an agreement terminable on 30-day notice. EnerTrade, on Bargo's behalf and subject to Bargo's approval, solicits bids from potential purchasers, negotiates and implements new marketing arrangements and assists in various administrative duties. In exchange, Bargo pays EnerTrade a monthly fee based on $0.005 per MMBTU of gas managed and marketed and between $0.02 to $0.04 per Bbl of oil marketed, based on volume. Bargo's strategy for product marketing is to achieve the highest market value while ensuring credit worthiness of the purchaser. The merger will have no effect on the existing contracts for the purchase of Bargo's oil and gas production.

     Gas Sales. Substantially all of Bargo's marketing arrangements are month-to-month contracts structured to be tied to the appropriate regional index for the location in which the gas is produced. This allows for gas price hedging, as well as location based hedging. Bargo's largest gas volumes during 2000 were at Coles Levee, Bright Falcon and TXL. Coles Levee gas is sold on a month to month contract tied to the SOCAL Border Index with various purchases including Southern Energy Marketing and ARCO Western Energy. Both Bright Falcon and TXL are outside operated and Bargo's proportionate share of the production is sold to various purchasers based on the operators existing contract. Bargo sold its interests in Coles Levee field in January 2001.

     Oil Sales. Bargo's liquid contracts are month-to-month contracts structured to be tied to the Cushing WTI price with appropriate transparent adjustments for location, grade, and transportation. Bargo typically uses NYMEX prompt month index or a Plats P Plus index for Cushing value. This also allows for liquid price hedging, as well as location and grade hedging. The largest liquid volume is from Bargo's East Texas properties. Oil is currently sold to Sunoco, Inc. under a month-to-month contract tied to Cushing Plats P Plus price less a transportation discount.

     Due to the availability of other markets and pipeline connections, Bargo does not believe that the loss of any single oil or natural gas customer would adversely affect Bargo's results of operations.

COMPETITION

     The oil and gas industry is highly competitive. Major oil and gas companies, independent concerns, drilling and production purchase programs and individual producers and operators are active bidders for desirable oil and gas properties, as well as the equipment and labor required to operate those properties. Many competitors have financial resources substantially greater than those of Bargo. Many competitors also have substantially larger staffs and facilities than those of Bargo. The availability of a ready market for Bargo's oil and gas production depends in part on the cost and availability of alternative fuels, the level of consumer demand, the extent of other domestic production of oil and gas, the extent of importation of foreign oil and gas, the cost of and proximity to pipelines and other transportation facilities, regulations by state and federal authorities and the cost of complying with applicable environmental regulations.

REGULATION

     General. Domestic development, production and transportation of oil and gas are extensively regulated at both the federal and state levels. Legislation affecting the oil and gas industry is under constant review for amendment, frequently increasing the regulatory burden on the industry. Also, numerous departments and agencies, both federal and state, have issued rules and regulations binding on the oil and gas industry and its individual members, compliance with which can increase the cost of operations and some of which carry substantial penalties for noncompliance. The following discussion of oil and gas industry regulation is summary in nature and is not intended to cover all regulatory matters that could affect Bargo.

     State Regulation. State statutes and regulations require permits for drilling operations and construction of gathering lines, as well as drilling bonds and reports concerning operations, often creating delays in drilling, completing new wells and connecting completed wells. Texas and other states in which Bargo conducts operations also have statutes and regulations governing conservation matters, including regulation of the size of drilling and spacing or proration units, the density of wells that may be drilled and the unitization or pooling of oil and gas properties. In addition, state conservation laws establish maximum rates of production from oil and gas wells, generally prohibit the venting or flaring of gas and impose certain requirements on the ratability of production. Certain existing statutes or regulations may set limits below the rates at which oil and gas is currently produced from wells in which Bargo owns an interest.

     Federal Regulation. Since the lifting of federal price controls in 1981, the prices at which sales of crude oil, condensate and natural gas liquids can be made are no longer regulated. Since January 1, 1993, the prices at which producers such as Bargo may sell their production are no longer regulated. The Federal Energy Regulatory Commission continues to retain certain jurisdiction over transportation and sale of natural gas and other natural resources. Although there is no current price control legislation pending before Congress it is possible that in the future Congress may pass laws and/or FERC may issue regulations which would regulate the prices which Bargo and other producers could receive for their production.

     Commencing in the mid-1980s, FERC promulgated several orders designed to enhance competition in natural gas markets by requiring that access to the interstate transportation facilities necessary to reach those markets be provided on an open nondiscriminatory basis. FERC has also adopted regulations intended to make intrastate natural gas transportation accessible to gas buyers and sellers on an open nondiscriminatory basis through procedures under which intrastate pipelines may participate in certain interstate activities without becoming subject to FERC's full NGPA jurisdiction. These orders have had a profound influence upon natural gas markets in the United States and, among other things, have fostered the development of a large short term or spot market for gas. The most significant of these orders is Order 636.

     FERC issued Order 636 in April 1992 to require further restructuring of the sales and transportation services provided by interstate pipelines that perform open access transportation. The changes were intended to improve the competitive structure of the interstate natural gas pipeline industry and to create a regulatory framework that put gas sellers into more direct contractual relations with gas buyers.

     The increasing complexity of the energy regulatory environment has prompted many producers, including Bargo, to rely on highly specialized experts for the conduct of gas marketing operations. The need for these specialized services is expected to continue.

     Energy Policy Act. The Energy Policy Act of 1992 (the "Energy Act") was enacted to promote vehicle fuel efficiency and the development of renewable energy sources such as hydroelectric, solar, wind and geothermal energy. Other provisions of the Energy Act include initiatives for reducing restrictions on certain natural gas imports and exports and for expanding and deregulating natural gas markets. While these provisions could have a positive impact on Bargo's natural gas sales on a long-term basis, any positive impact could be offset by measures promoting the use of alternative energy sources other than natural gas. To date the impact of the Energy Act on Bargo has not been material.

     Environmental. Bargo's activities are subject to various federal, state and local laws and regulations designed to protect the environment. Under these environmental laws, substantial sanctions may be imposed for noncompliance. Bargo's management believes that it is in material compliance with current applicable environmental laws and regulations and that continued compliance, and potential sanctions for noncompliance, with existing requirements will not have a material effect upon the capital expenditures, earnings or the competitive position of Bargo with respect to its existing assets and operations.

     In addition to the possibility of sanctions for noncompliance, operations on Bargo's onshore properties (Bargo does not conduct activities offshore) may generally be liable for clean-up costs to the federal government for up to $50 million for each discharge of oil or hazardous substances under the Federal Clean Water Act, up to $350 million for each oil discharge under the Oil Pollution Act of 1990 and for up to $50 million plus response costs for hazardous substance contamination under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (Superfund). Although no assurances can be made, Bargo believes that, absent the occurrence of an extraordinary event, it is unlikely to incur costs under existing federal, state and local laws, rules and regulations regulating the release of materials in the environment that would have a material effect upon the capital expenditures, earnings or the competitive position of Bargo with respect to its existing assets and operations. Bargo cannot predict what effect additional regulation or legislation and enforcement policies thereunder, and claims for damages to property, employees, other persons and the environment resulting from Bargo's operations could have on its activities.

EMPLOYEES

     As of January 31, 2001 Bargo had 20 full-time employees all of whom are associated with Bargo's oil and gas activities. Bargo also contracts with various independent contractors for accounting, engineering, land research and fieldwork.

LEGAL PROCEEDINGS


     On March 2, 2001, Bargo was named as a defendant in Stallion Energy, Inc.
v. Bargo Energy Company and Bellwether Exploration Company, Cause No. 34,523, in the 84th Judicial District Court of Hutchinson County, Texas, in connection with a proposed sale of certain of Bargo's assets for approximately $9.75 million. In April 2001, the complaint was dismissed without prejudice, and Stallion and Bargo agreed to negotiate in good faith the terms of a purchase and sale agreement relating to certain of Bargo's properties. If Bargo and Stallion are unable to agree on a purchase and sale agreement Stallion will be entitled to refile the lawsuit. Stallion's complaint did not request any amount in damages and as a result Bargo is unable to quantify the damages, if any, it may owe if this case were to be refiled by Stallion. Bargo does not believe that any damages it may be required to pay in connection with this action would cause a material adverse effect to Bargo or its business.


     In addition, Bargo is a party to various routine legal proceedings that are incidental to its business activities. Bargo insures against the risk of these proceedings to the extent it deems prudent, but Bargo cannot assure you that the type or value of this insurance will meet the liabilities that may arise from any pending or future legal proceedings related to its business activities. Bargo does not, however, believe the pending legal proceedings, individually or taken together, will have a material adverse effect on its results of operations or financial condition.

                              MANAGEMENT OF BARGO

     The following table sets forth the name, age and position with Bargo of each executive officer and director of Bargo who will serve as an executive officer or director of Mission Resources upon consummation of the merger.

NAME                        AGE        POSITION WITH BARGO       POSITION WITH MISSION RESOURCES
----                        ---        -------------------       -------------------------------
Tim J. Goff                 42      Chairman of the Board,       Director
                                    Chief Executive Officer
Jonathan M. Clarkson        50      President, Chief Operating   President and Chief Financial
                                    Officer and Director         Officer; Director
Joseph G. Nicknish          39      Vice President --            Senior Vice President --
                                    Engineering                  Operations and Exploitation
D. Martin Phillips          47      Director                     Director

     TIM J. GOFF was appointed as chairman of the board of directors in August of 1998 and served as President and Chief Executive Officer from December 1998 until September 1999 when Jonathan M. Clarkson joined Bargo as President and Chief Operating Officer. Mr. Goff has over 19 years of oil and gas industry experience. Prior to his present position with Bargo, Mr. Goff was Managing Principal and Chief Executive Officer of BEC Partnership, which was formed in 1993 to acquire oil and gas properties. In the five years he ran BEC Partnership, Mr. Goff acquired more than $100.0 million of oil and gas properties. Prior to forming BEC Partnership, Mr. Goff served as Vice President of Special Projects and Assistant to the Chairman of the Board and CEO of Torch Energy Advisors Incorporated. He holds a Bachelor of Business Administration Degree in Accounting from Central Arkansas University.

     JONATHAN M. CLARKSON joined Bargo in September 1999 as President and Chief Operating Officer. Mr. Clarkson has over 20 years of oil and gas industry experience. Prior to joining Bargo, Mr. Clarkson was the Executive Vice President and Chief Financial Officer of Ocean Energy, Inc., a large independent exploration and production company. He had served as Senior Vice President and Chief Financial Officer since October 1989 and from May 1987 to September 1989, Mr. Clarkson was Ocean's Vice President and Treasurer. Prior to joining Ocean, Mr. Clarkson served as Senior Vice President of InterFirst Bank, Dallas, managing commercial lending functions in the Energy and U.S. Corporate Divisions. Mr. Clarkson received a bachelor of science in economics from Southern Methodist University and a master of management degree (M.B.A.) in finance and accounting from the J.L. Kellogg Graduate School of Management -- Northwestern University.


     JOSEPH G. NICKNISH has been employed as Vice President of Engineering for Bargo Energy Company and its affiliates since December 1998. From March 1995 to December 1998, he was employed in various capacities with private companies formed by Mr. Goff and engaged in oil and gas exploration and production. Prior to that he was Vice President of Operations for Sue-Ann Oil and Gas in Victoria, Texas and a petroleum engineer for Cameron Engineering, Inc. in Houston, Texas. Mr. Nicknish holds a B.S. in Petroleum Engineering from Texas A & M University.


     D. MARTIN PHILLIPS has been a director of Bargo since August 1998. Since November 1989, Mr. Phillips has been a Managing Director and principal of EnCap Investments L.L.C., which is a funds management and investment banking firm which focuses exclusively on the oil and gas industry. From 1978 to when he joined EnCap, Mr. Phillips served in various capacities ending as Senior Vice President in the Energy Banking Group of NCNB Texas National Bank in Dallas, Texas. He has over 20 years of experience in energy banking. Mr. Phillips also serves as a Director of Breitburn Energy Company LLC and 3TEC Energy Corporation and is past president and on the board of the Houston Producers' Forum. Mr. Phillips holds B.S. and M.B.A. degrees from Louisiana State University and has done post graduate work at the Stonier Graduate School of Banking at Rutgers University.


EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

     The following Summary Compensation Table details annual and long-term compensation paid during the periods indicated to persons serving as executive officers of Bargo who, upon consummation of the merger, will serve as executive officers or directors of Mission Resources.

                                                  ANNUAL COMPENSATION                   LONG-TERM COMPENSATION
                                    -----------------------------------------------    -------------------------
NAME AND PRINCIPAL                  FISCAL                             OTHER ANNUAL    NUMBER OF     ALL OTHER
POSITION                             YEAR      SALARY       BONUS      COMPENSATION     OPTIONS     COMPENSATION
------------------                  ------    --------     --------    ------------    ---------    ------------
Tim J. Goff,                         2000     $250,000     $230,000           --             --        $5,000(3)
Chairman & Chief                     1999     $250,000     $ 50,000           --       5,654,641(4)    $4,800(3)
Executive Officer, Director          1998     $ 25,000(1)        --           --             --            --
Jonathan M. Clarkson,                2000     $200,000     $500,000           --             --        $6,000(3)
President & Chief                    1999     $ 66,666(2)        --           --       5,000,000(5)    $2,667(3)
Operating Officer, Director
Joseph G. Nicknish,                  2000     $135,000     $150,000           --             --        $4,050(3)
Vice President --                    1999     $125,000     $ 25,000      $88,670(6)    2,375,039(6)    $3,750(3)
Engineering(7)

---------------

(1) Tim J. Goff became Chief Executive Officer and President of Bargo on December 15, 1998.

(2) On September 1, 1999, Jonathan M. Clarkson became President and Chief Operating Officer of Bargo.

(3) Represents Bargo's matching contributions under Bargo's Retirement Savings Plan.

(4) On May 12, 1999, Bargo granted to Tim J. Goff 10-year options which vest over a three year period from the date of grant under Bargo's 1999 Stock Incentive Plan. These options have an exercise price of $.10 per share, based on the approximate market price (as determined by Bargo's board of directors) of Bargo's common stock on the date of grant.

(5) On September 1, 1999, Bargo granted to Jonathan M. Clarkson 10-year options which vest over a three year period from the date of grant under Bargo's 1999 Stock Incentive Plan. These options have an exercise price of $.25 per share, based on the approximate market price (as determined by Bargo's board of directors) of Bargo's common stock on the date of grant.

(6) On May 12, 1999, Bargo granted to Joseph G. Nicknish 1,903,729 ten-year options which vest over a three year period from the date of grant under Bargo's 1999 Stock Incentive Plan. These options have an exercise price of $.10 per share, based on the approximate market price (as determined by Bargo's board of directors) of Bargo's common stock on the date of grant. In addition, in December 1999, in exchange for 3,902,818 shares, Bargo assumed liabilities for stock to be assigned to the former employees of Bargo Energy Resources Ltd., BEC Partnership and TJG Investments, Inc. which had an interest in Bargo and which are owned in part by Mr. Goff. The obligation was extinguished when Bargo issued options (which were vested immediately) for the shares previously due to be assigned to these employees. Joseph G. Nicknish received 652,269 of these fully vested ten-year options which are exercisable six months from the date of grant. These options have an exercise price of $.01 per share. Bargo repurchased 180,959 of the fully vested $0.01 options from Joseph G. Nicknish for $.50 per share in December 1999.

(7) Mr. Nicknish became an employee of Bargo on December 15, 1998.

EMPLOYMENT AGREEMENTS, DEFERRED SALARY AND BENEFITS

     On September 1, 1999, Bargo entered into Change of Control Agreements with Tim J. Goff and Jonathan M. Clarkson providing for certain benefits to each of them in the event that a "change of control" occurs during the three-year period after the execution of such agreement. Each agreement is for a three-year term and is automatically extended from year-to-year unless either party gives six months prior notice of termination to the other party; provided that the term of each agreement shall be until the later of (i) two years following the date of a change of control which occurs during the term of the agreements and (ii) until all of the obligations of the parties are satisfied.

     Pursuant to the agreements, if either Messrs. Goff's or Clarkson's employment with Bargo is terminated within 24 months following a change of control by (a) Bargo for cause or disability, (b) by reason of such executive's death or (c) by such executive other than for good reason, Bargo will pay to such executive in a single lump sum cash payment an amount equal to all amounts of compensation, any unreimbursed expenses and any vacation pay that have been earned or accrued through the date of such termination but have not been paid as of such date. If either Messrs. Goff's or Clarkson's employment with Bargo is terminated within 24 months following a change of control (or, in certain cases, within six months prior to a change of control) for any reason other than as set forth in the prior sentence, each such executive is entitled to receive a single lump sum cash payment in an amount equal to the sum of (i) his accrued compensation and (ii) an amount determined by multiplying 2.0 (for Mr. Goff) and
3.0 (for Mr. Clarkson) times the executive's annual base salary in effect as of the date of the change of control or, if greater, any time thereafter. Based on current compensation levels, the total cash payments which could be incurred if Messrs. Goff and Clarkson were terminated as a result of a change in control is $1.1 million. The merger will require payments of $500,000 to be made to Mr. Goff.

     The agreements also provide that all stock options held by Messrs. Goff and Clarkson shall automatically become fully exercisable notwithstanding any vesting or exercisability provisions.

     If any payments to one of Messrs. Goff and Clarkson will be subject to any excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended, a "gross-up" payment will be made to place such executive in the same net after-tax position as would have been the case if no excise tax had been payable.

     Mr. Goff has entered into a Confidentiality and Non-Competition Agreement with Bargo pursuant to which he has agreed to keep certain confidential Bargo information confidential, to not hire or to recruit for third-parties any Bargo personnel and to not compete with Bargo in any of California, Colorado, Kansas, Louisiana, Mississippi, New Mexico, Oklahoma or Texas. In connection with the merger Bellwether's board has the right in its sole discretion to pay Mr. Goff up to $250,000 in consideration of his performance under the agreement. Under such agreement Mr. Goff is required to disclose to Bargo any business idea, prospect, proposal or other opportunity that he wishes to undertake which is engaged in leasing, acquiring, exploring, producing, gathering or marketing hydrocarbons and related products within the above states and has a value (including purchase price and expected capital investment requirements) of greater than $50 million. Bargo is required, within 20 days of disclosure, to notify Mr. Goff as to whether it desires either to pay a reasonable finders fee with respect to such opportunity and undertake the opportunity or waive its rights to undertake such opportunity in which case Mr. Goff is free to avail himself of such opportunity.

OPTIONS GRANTED IN LAST YEAR

     No options were granted during 2000 to persons serving as executive officers of Bargo who, upon consummation of the merger, will serve as executive officers of Mission Resources.

AGGREGATED OPTION EXERCISES IN LAST YEAR AND YEAR END OPTION VALUES

     The following table sets forth certain information about the exercise during the last year of options to purchase common stock by the executive officers named in the Summary Compensation Table and the number and value of unexercised options to purchase common stock held by such individuals at December 31, 2000. Also reported are the values for "in-the-money" options which represent the positive spread between the exercise price of any such existing stock options and the December 31, 2000 price of the common stock. The actual amount, if any, realized upon exercise of stock options will depend upon the market price of the common stock relative to the exercise price per share of common stock at the time the stock option is exercised. There is no assurance that the values of unexercised, "in-the-money" stock options reflected in this table will be realized.

                                                               UNEXERCISED OPTIONS AT DECEMBER 31, 2000
                                                       ---------------------------------------------------------
                               NUMBER OF                        NUMBER OF                     VALUE OF
                                SHARES                    UNDERLYING SECURITIES        IN-THE-MONEY OPTIONS(1)
                               ACQUIRED      VALUE     ---------------------------   ---------------------------
NAME                          ON EXERCISE   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                          -----------   --------   -----------   -------------   -----------   -------------
Tim J. Goff.................      --          --        1,884,880     3,769,761      $1,225,172     $2,450,344
Jonathan M. Clarkson........      --          --        1,666,667     3,333,333      $  833,333     $1,666,667
Joseph G. Nicknish..........      --          --        1,105,886     1,269,153      $  761,244     $  824,949

---------------

(1) Based on the closing price of $0.75 for the last trade of the year over the OTC Bulletin Board on December 29, 2000.

STOCK OPTION AND AWARD PLAN

     Bargo has adopted, and the shareholders have approved, a 1993 Employee Incentive Plan intended to advance the interests of Bargo by attracting competent executive personnel and other employees, ensuring the retention of the services of existing executive personnel and employees, and providing incentives to all of such personnel to devote the utmost effort and skill to the advancement and betterment of Bargo by permitting them to participate in Bargo's ownership and thereby permitting them to share in increases in value which they will help to produce.

     The plan is administered by the board of directors or a committee appointed from time to time by the board of directors. Under the plan, the board or duly appointed committee may grant stock options, which may be incentive stock options as defined in the Internal Revenue Code, or options which do not qualify as incentive stock options, to Bargo's directors and employees who, in the opinion of the board or committee, are expected to contribute materially to Bargo's success in the future. All employees are eligible to participate in the plan. A maximum of 1.6 million shares, subject to adjustment for certain events of dilution, are available for grant under the plan; provided, however, that in no event may the aggregate fair market value of shares of Bargo's common stock with respect to which incentive stock options is exercisable for the first time in any calendar year exceed $100,000.

     The exercise price of options granted under the plan may not be less than 100% of the fair market value of Bargo common stock on the date the option is granted in the case of incentive stock options (110% of the fair market value in the case of 10% shareholders). All incentive stock options granted under the plan must expire not later than ten years from the date of grant (five years in the case of incentive stock options granted to 10% shareholders), and all nonqualified options must expire at such date as the board or a duly appointed committee determines. The option price may be paid by cash or, at the discretion of the board or a duly appointed committee, by delivery of common stock or options already owned by the optionee (valued at their fair market value at the date of exercise), or a combination thereof.

     The aggregate number of shares of common stock with respect to which options may be granted under the plan, the number of shares thereof covered by each outstanding option, and the purchase price per share thereof in each such option, is adjusted for any increase or decrease in the number of issued shares of Bargo common stock resulting from a recapitalization, reorganization, merger, consolidation, exchange of shares, stock dividend, stock split, reverse stock split, or other subdivision or consolidation of shares or other increase or decrease in such shares effected without receipt by Bargo of consideration approved by the board of directors of Bargo (an "Event of Dilution"), in amounts to prevent substantial dilution or enlargement of rights granted to or available for eligible employees. In the case of an incentive stock options, the ratio of the option price to the fair market value of the stock subject to the option immediately after the change must not be more favorable to the optionee on a share by share comparison than the ratio of the old option price to the fair market value of the stock subject to the option immediately before such transaction. All such adjustments shall be made by the board or a duly appointed committee, whose good faith determination shall be binding absent manifest error.

     The Bargo board may from time to time alter, amend, suspend, or discontinue the plan with respect to any shares of common stock as to which options have not been granted. However, no such alteration or amendment (unless approved by the shareholders) shall (a) increase (except in the case of an Event of Dilution) the maximum number of shares for which options may be granted under the Plan either in the aggregate or to any eligible employee; (b) reduce (except in the case of an Event of Dilution) the minimum option prices which may be established under the plan; (c) extend the period or periods during which options may be granted or exercised; (d) materially modify the requirements as to eligibility for participation in the plan; (e) change the provisions of the preceding paragraph relating to Events of Dilution; or (f) materially increase the benefits accruing to the eligible employees under the Plan.

     In May 1999 the Bargo board adopted the 1999 Stock Incentive Plan which provides for stock options to be granted to employees with exercise prices not less than the fair market value of the underlying common stock. These options will have a term of 10 years from the date of grant and will vest over a three year period from the date of grant. During the year ended December 31, 1999 approximately 26.0 million options were granted under this plan to Bargo employees at exercise prices ranging from $.01 to $.50 per share. No options were granted under this plan in 2000.

                         CERTAIN TRANSACTIONS OF BARGO

     During the years ended December 31, 2000 and 1999, Bargo incurred field operating fees of $661,000 and $94,000, respectively, and reimbursed direct field expenses in the amount of $1,288,000 and $163,000, respectively, to Gas Solutions, Ltd., in which Tim J. Goff, the Chairman of the Board and Chief Executive Officer and Thomas Barrow, a director, own a significant interest. Fees and reimbursed expenses due to Gas Solutions, Ltd. were $292,885 and $199,000 at December 31, 2000 and 1999, respectively.

     As of December 31, 2000, Bargo owed BEC Partnership (which is indirectly controlled by Messrs. Goff and Barrow) $103,000 for costs incurred on its behalf.

     In connection with its acquisition of properties from Texaco, Bargo received commitments from several of its current shareholders to purchase shares of its preferred stock and a commitment from one of its lenders to convert a portion of the term facility into preferred stock, in an amount sufficient in the aggregate to repay Bargo's term facility in full at maturity. Bargo refers to the purchase of additional preferred stock and the conversion of a portion of the term facility into preferred stock in order to retire the term facility at maturity as the "equity backstop." To secure the equity backstop Bargo paid a fee of $1.35 million to the preferred stockholders and the converting lender. Bargo repaid the term facility on October 10, 2000 thereby canceling the equity backstop commitments.

              SECURITY OWNERSHIP OF BARGO'S PRINCIPAL SHAREHOLDERS


     The following table sets forth information regarding the beneficial ownership of Bargo common stock and preferred stock as of April 10, 2001, by:


     - each director and executive officer;

     - all executive officers and directors as a group; and

     - each person known by Bargo to own beneficially more than 5% of the outstanding shares of common stock or preferred stock.

     Beneficial ownership of the common stock has been determined for this purpose in accordance with applicable SEC rules, under which a person is deemed to be the beneficial owner of securities if he or she has or shares voting power or investment power with respect to such securities or has the right to acquire beneficial ownership within 60 days.

     To Bargo's knowledge, the persons indicated below have sole voting and investment power with respect to the shares indicated as owned by them, except as otherwise stated. The address for each director and beneficial owner of more than 5% of the outstanding shares of common stock is 700 Louisiana, Suite 3700, Houston, Texas 77002, unless otherwise indicated. The amount and percent of class of Mission Resources common stock assumes the average closing price of Bellwether's common stock for the 20 trading days ending on the third trading
day before the closing will be $     , the closing price of Bellwether's common
stock on           , 2001.

                                                                    BARGO                         MISSION RESOURCES
                                                ----------------------------------------------   --------------------
                                                  COMMON STOCK (1)         PREFERRED STOCK(1)        COMMON STOCK
                                                ---------------------     --------------------   --------------------
                                                             PERCENT                  PERCENT                PERCENT
NAME OF BENEFICIAL OWNER                          AMOUNT     OF CLASS      AMOUNT     OF CLASS    AMOUNT     OF CLASS
------------------------                        ----------   --------     ---------   --------   ---------   --------
Directors and Executive Officers:
  Thomas D. Barrow............................  11,331,958     12.9%(2)          --       --
  Jonathan M. Clarkson........................   1,666,667      1.9%(3)          --       --
  Tim J. Goff.................................  14,346,338     15.9%(6)          --       --
  J. Travis Hain..............................          --       --(8)           --       --
  Gary R. Petersen............................          --       --(5)           --       --
  D. Martin Phillips..........................          --       --(5)           --       --
  V. Frank Pottow.............................          --       --(11)          --       --
  Daniel M. Weingeist.........................          --       --(9)           --       --
  Brian D. Young..............................   4,381,581      5.0%(10)    500,000     10.0%
  Common Stock owned by all directors and
    executive officers as a group (9
    persons)..................................  31,726,544     34.7%(12)    500,000     10.0%
5% Shareholders:
  EnCap Investments, L.L.C....................  17,839,602     20.3%(4)   1,500,000     30.0%
  BACM I GP, LLC..............................  13,144,743     14.9%(8)   1,500,000     30.0%
  Kayne Anderson Investment Management,
    Inc.......................................   8,763,162     10.0%(9)   1,000,000     20.0%
  Richard A. Kayne............................   8,763,162     10.0%(9)   1,000,000     20.0%
  SG Capital Partners LLC.....................   4,381,581      5.0%(11)    500,000     10.0%
  Eos SBIC, Inc...............................   3,417,633      3.9%(10)    390,000      7.8%
  Eos SBIC II, Inc............................     635,329      0.7%(10)     72,500      1.4%
  Eos Partners, L.P...........................     328,619      0.4%(10)     37,500      0.8%
  James E. Sowell.............................   9,208,457     10.5%(7)          --       --

---------------

  *  Less than 1%


 (1) As of April 10, 2001 there were 87,935,885 shares of common stock and 5,000,000 shares of preferred stock outstanding.


 (2) Mr. Barrow shares voting and investment power with Barrow Investments, Ltd. with respect to 2,123,500 shares. Mr. Barrow has sole voting and investment power with respect to 9,208,458 shares. Mr. Barrow's address is P.O. Box 2588, Longview, Texas 75606.

 (3) Includes 1,666,667 shares issuable upon currently exercisable options.

 (4) The address of EnCap Investments L.L.C. and each of the record holders described below is 1100 Louisiana, Suite 3150, Houston, Texas 77002. EnCap Investments L.L.C. is (i) the general partner of EnCap Energy Capital Fund III, L.P., EnCap Energy Capital Fund III-B, L.P., and EnCap Equity 1994 Limited Partnership, (ii) the manager of BOCP Energy Partners, L.P., and
     (iii) investment advisor to Energy Capital Investment Company PLC. These entities hold of record the following number of shares of Bargo common stock and preferred stock: (a) EnCap Energy Capital Fund III, L.P. holds 5,583,755 shares of common and 637,185 shares of preferred; (b) EnCap Energy Capital Fund III-B, L.P. holds 4,222,999 shares of common and 481,904 shares of preferred; (c) BOCP Energy Partners, L.P. holds 1,366,277 shares of common and 155,911 shares of preferred; (d) Energy Capital Investment Company PLC holds 4,241,598 shares of common and 225,000 shares of preferred; and (e) EnCap Equity 1994 Limited Partnership holds 2,424,973 shares of common and no shares of preferred. As exercised through their general partner EnCap Investments L.L.C., each of EnCap Energy Capital Fund III, L.P., EnCap Energy Capital Fund III-B, L.P., and EnCap Equity 1994 Limited Partnership have sole voting and investment power with respect to the shares held by them. Pursuant to an investment agreement, Energy Capital Investment Company PLC and EnCap Investments L.L.C. share voting and investment power with respect to the shares held by Energy Capital Investment Company PLC. By virtue of a management agreement, BOCP Energy Partners, L.P. and EnCap Investments L.L.C. share voting and investment power with respect to the shares held by BOCP Energy Partners, L.P. The sole member of EnCap Investments L.L.C. is El Paso Merchant Energy Holding Company. The controlling person of El Paso Merchant Energy Holding Company is El Paso Corporation. The address of El Paso Corporation and El Paso Merchant Energy Holding Company is 1100 Louisiana, Houston, Texas 77002. Both EnCap Investments L.L.C., El Paso Merchant Energy Holding Company, and El Paso Corporation disclaim any beneficial ownership of shares owned by the above entities.

 (5) According to a Schedule 13D/A filed by Energy Capital Investment Co. PLC ("Energy PLC"), EnCap Equity 1994, L.P., ("EnCap") and certain of their affiliates on September 4, 1998, Messrs. Petersen and Phillips are not deemed to have beneficial ownership of any of the shares of common stock held by Energy PLC and EnCap.

 (6) Includes 1,884,880 shares issuable upon currently exercisable options. Mr. Goff shares voting and investment power with TJG Investments I, Ltd. with respect to 3,253,000 shares and jointly with BOC Operating Corporation ("BOC") with respect to 276,254 shares. Mr. Goff has sole voting and investment power with respect to 8,932,204 shares.

 (7) Mr. Sowell's address is 3131 McKinney Avenue, Suite 200, Dallas, TX 75204.

 (8) BACM I GP, LLC is the general partner of BancAmerica Capital Management I, L.P., which is the sole member of BancAmerica Capital Management SBIC I, LLC, which is the general partner of BancAmerica Capital Investors SBIC I, L.P., the record holder of such shares. Mr. Hain is a member of BACM I GP, LLC and is a limited partner of BancAmerica Capital Management SBIC I, LLC. Mr. Hain disclaims beneficial ownership of the indicated shares. The address for each entity is 100 North Tryon Street, 25th Floor, Charlotte, North Carolina 28255.

 (9) The address for Kayne Anderson Investment Management, Inc. ("KAIM, Inc.") and Mr. Kayne is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067. KAIM, Inc. is the general partner of KAIM Non-Traditional, L.P. ("KAIM LP"), which is the general partner of, and investment advisor to, Kayne Anderson Energy Fund, L.P. ("KAIM Energy"), the record holder of the shares indicated above. KAIM, LP disclaims beneficial ownership of the shares reported, except those shares attributable to it by virtue of its general partner interests in KAIM Energy. Mr. Kayne is the President, Chief Executive Officer and Director of KAIM, Inc. Mr. Kayne disclaims beneficial ownership of the shares reported, except those shares attributable to him by virtue of his limited partner interest in KAIM Energy and by virtue of his indirect interest in the interest of KAIM LP in KAIM Energy.

(10) The address for the following entities is 320 Park Avenue, 22nd Floor, New York, New York 10022. Eos SBIC, Inc. serves as the general partner of Eos SBIC General, L.P., which is the general partner of Eos Partners SBIC, L.P., the record holder of the shares attributed to Eos SBIC, Inc. Eos SBIC II, Inc.

     serves as the general partner of Eos SBIC General II, L.P., which is the general partner of Eos Partners SBIC II, L.P., the record holder of the shares attributed to Eos SBIC II, Inc. Mr. Young is a general partner of Eos Partners, L.P., and may be deemed to have beneficial ownership of the shares of which Eos Partners, L.P. is the record holder. Mr. Young disclaims beneficial ownership of such shares.

(11) SG Capital Partners LLC is the general partner of SG Merchant Banking Fund L.P., which is the sole member of SGC Partners II LLC, the record holder of the shares indicated above. The address of each is 1221 Avenue of the Americas, 15th Floor, New York, New York, 10020.

(12) Includes 3,551,547 shares of common stock issuable upon currently exercisable options.

                        COMPARISON OF STOCKHOLDER RIGHTS

     The rights of Bargo shareholders are governed by Bargo's restated articles of incorporation and bylaws, each as amended, and the laws of the State of Texas, and the rights of Bellwether stockholders are governed by Bellwether's certificate of incorporation and bylaws and the laws of the State of Delaware. After the merger, the Bargo shareholders will become stockholders of Mission Resources and accordingly their rights will be governed by Mission Resources' certificate of incorporation and bylaws, each as amended, and the laws of the State of Delaware. While the rights and privileges of Bargo shareholders are, in many instances, comparable to those of the stockholders of Mission Resources, there are some differences. The following is a summary of the material differences as of the date of this document between the rights of the Bargo shareholders and the rights of the Mission Resources stockholders. These differences arise from differences between the respective charters and bylaws of Bargo and Bellwether and the differences between Texas and Delaware law.

     The following discussion of these differences is only a summary of the material differences and does not purport to be a complete description of all the differences. Please consult the following references to the Texas Business Corporations Act, Delaware General Corporation Law and the respective revised charters and bylaws of Bargo and Bellwether for a more complete understanding of these differences.


          BELLWETHER/MISSION RESOURCES                                BARGO
          ----------------------------                                -----
                                    AUTHORIZED CAPITAL STOCK:
 Pre-Merger:                                      Pre-Merger:
 - 30,000,000 shares of common stock              - 200,000,000 shares of common stock
 - 1,000,000 shares of preferred stock, issuable  - 10,000,000 shares of preferred stock,
   in one or more series as designated by the       issuable in one or more series as designated by
   Bellwether board and of which no shares are      the Bargo board and of which 5,000,000 shares
   issued                                           are issued as preferred stock

 Post-Merger:
 - 60,000,000 shares of common stock
 - 5,000,000 shares of preferred stock, issuable in one or more series as designated by the Bellwether board and of which no shares are issued

                                  NUMBER AND TERM OF DIRECTORS:
 Pre-Merger:                                      - Currently nine directors divided into three
 - eight directors elected for one-year term  s     classes elected for three-year terms
   Post-Merger:
 - seven directors elected for one-year terms

                                      REMOVAL OF DIRECTORS:
 - Can be for any reason and requires the         - Can only be for cause and requires the
   affirmative vote of a majority of the            majority vote of shares entitled to vote at
   combined voting power of outstanding shares      elections of directors
   of voting stock

          BELLWETHER/MISSION RESOURCES                                BARGO
          ----------------------------                                -----
                                SPECIAL MEETING OF STOCKHOLDERS:
 - Cannot be called by stockholders               - Can be called by holders of at least 10% of
                                                    shares entitled to vote

                        NOTICE FOR ANNUAL MEETINGS; CERTAIN PROPOSALS:
 - Business to be brought before an annual        - Business to be brought before an annual
   meeting by a stockholder requires written        meeting by a shareholder requires written
   notice to the corporate secretary delivered      notice to the corporate secretary delivered
   not less than 80 days prior to the annual        90 days prior to the anniversary of the
   meeting, unless Bellwether provides less than    preceding annual meeting
   90 days notice of the meeting

                                       CHARTER AMENDMENTS:
 - Generally requires board approval and the      - Generally requires board approval and the
   affirmative vote of the holders of a majority    affirmative vote of the holders of a majority
   of the outstanding stock entitled to vote        of the outstanding stock entitled to vote
   and, in some circumstances, a similar vote of    and, in some circumstances, a similar vote of
   each affected class                              each affected class

 - Some types of amendments described in
   Bellwether's certificate of incorporation require a 75% voting threshold

                                      AMENDMENT TO BYLAWS:
 - May be made by the board of directors without  - May be made by the board of directors or by
   consent or vote of the stockholders or by the    the shareholders with the affirmative vote of
   affirmative vote of holders of at least          holders of a majority of the outstanding
   two-thirds of the outstanding shares entitled    shares of common stock entitled to vote
   to vote                                          thereon, except that amendments relating to
                                                    the powers, number, term of office, vacancy
                                                    and removals of the members of the board or
                                                    the provisions authorizing amendments to the
                                                    bylaws require the vote of the holders of a
                                                    majority of the shares entitled to vote
                                                    thereon

                                      STATE TAKEOVER LAWS:
 Section 203 of the Delaware General              Article 13 of the Texas Business Corporation Act:
 Corporation Law:
 Generally prohibits significant business         Generally similar to the Delaware statute,
 transactions, including mergers, with a hold     except that:
 of 15% or more of a company's stock for three
 years after the stockholder crosses the 15%      - The restrictions apply to shareholders who
 threshold, unless:                                 acquire 20% (rather than 15%); and

                                                  - The Texas statute does not have Delaware's
 - The board approves either the transaction in     85% unaffiliated tender offer exception
   question or the acquisition of the shares by
   the stockholders, or                           Bargo has opted out of Article 13 of the Texas
 - When the stockholder crosses the 15%           Business Corporation Act
   threshold, it acquires at least 85% of the
   outstanding shares not held by affiliates,
   such as pursuant to a tender offer, or
 - The transaction is approved by two-thirds of
   the company's stockholders other than the
   stockholder in question

          BELLWETHER/MISSION RESOURCES                                BARGO
          ----------------------------                                -----
                                INSPECTION OF BOOKS AND RECORDS:
 - Any stockholder may examine the list of        - Only 5% shareholders and shareholders who
   stockholders and, upon written demand, may       have held their shares for six months have the
   inspect any other corporate books and records    right to examine the corporate books and
   for valid purposes                               records and share transfer records

            VOTE REQUIRED FOR MERGERS AND SIMILAR FUNDAMENTAL CORPORATE TRANSACTIONS:
 - Affirmative vote of the holders of the         - Affirmative vote of the holders of a majority
   majority of the shares in each class entitled    of the shares entitled to vote, including by
   to vote                                          separate class if required

          VOTE REQUIRED FOR SALES OF ALL OR SUBSTANTIALLY ALL OF THE CORPORATE ASSETS:
 - Requires approval by the holders of a          - If not in the "usual and regular course of
   majority of the corporation's outstanding        business," requires affirmative vote of the
   stock                                            holders of a majority of the shares entitled
                                                    to vote, including by separate class is
                                                    required

 - The legal meaning of "all or substantially    - Shareholder approval is not required if the
   all" is not certain                              sale is in the "usual and regular course of
                                                    business," which under the statute is
                                                    satisfied if the corporation continues to
                                                    engage in a business after the transaction or
                                                    purchases a business with the sale proceeds


                    DESCRIPTION OF BELLWETHER CAPITAL STOCK

     The following is a summary description of the material terms of Bellwether's capital stock. This summary is not intended to be complete. The terms of Bellwether's capital stock must comply with the provisions of its certificate of incorporation and bylaws as well as the Delaware General Corporation Law.

     Bellwether's authorized capital is 31,000,000 shares, of which 30,000,000 are shares of common stock, par value $0.01 per share, and 1,000,000 are shares of preferred stock, par value $0.01 per share. The proposed amendment will increase the authorized capital to 65,000,000, of which 60,000,000 will be shares of common stock, par value $0.01 per share, and of which 5,000,000 will be shares of preferred stock, par value, $0.01 per share.

COMMON STOCK


     As of March 30, 2001, 14,046,233 shares of common stock were issued and outstanding, and 311,000 shares of Bellwether common stock were held as treasury shares, 825,000 and 1,900,000 shares, of common stock were reserved for issuance under the 1994 plan and the 1996 plan, respectively, pursuant to which options for the purchase of 582,166 and 1,939,500 shares of common stock were outstanding, respectively. Also reserved for issuance were 100,000 shares of common stock issuable upon exercise of a warrant held by a subsidiary of Torchmark Corporation.


     Holders of Bellwether common stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote of stockholders. Such holders do not have the right to cumulate their votes in the election of directors. Holders of common stock have no redemption or conversion rights and no preemptive or other rights to subscribe for securities of Bellwether. In the event of a liquidation, dissolution or winding up of Bellwether, holders of common stock are entitled to share equally and ratably in all of the assets remaining, if any, after satisfaction of all debts and liabilities of Bellwether, and of the preferential rights of any series of preferred stock then outstanding. The outstanding shares of common stock are validly issued, fully paid and nonassessable. Holders of common stock are entitled to receive dividends when, as and if declared by the Bellwether board out of funds legally available therefor.

     If the Bellwether stockholders approve the amendment, the number of shares of authorized common stock will increase to 60,000,000.

PREFERRED STOCK


     As of March 30, 2001, there were no shares of preferred stock outstanding. The Bellwether board has the authority to divide the preferred stock into one or more series and to fix and determine the relative rights and preferences of the shares of each such series, including dividend rates, terms of redemption, sinking funds, the amount payable in the event of voluntary liquidation, dissolution or winding up of the affairs of Bellwether, conversions rights and voting powers.


     If the Bellwether stockholders approve the amendment, the number of shares of authorized preferred stock will increase to 5,000,000.

DELAWARE ANTI-TAKEOVER LAW

     Bellwether is subject to the provisions of Section 203 of the Delaware General Corporation law regulating corporate takeovers. This statute prevents Delaware corporations like Bellwether from engaging, under certain circumstances, in a business combination, which includes a merger or sale of more than 10% of the corporation's assets, with any interested stockholder, or a stockholder who owns 15% or more of the corporation's outstanding voting stock, as well as affiliates and associates of any such persons, for three years following the date that such stockholder became an "interested stockholder" unless

     - the transaction in which such stockholder became an interested stockholder is approved by the board prior to the date the interested stockholder attained such status;

     - upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transactions commenced, excluding those shares owned by persons who are directors and also officers and, under certain circumstances, shares held in employee stock plans; or

     - the business combination is approved by the board and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under some circumstances, Section 203 makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed under Section 203. Bellwether's certificate of incorporation does not exclude it from the restrictions imposed under Section 203. It is anticipated that the provisions of
Section 203 may discourage companies interested in acquiring Bellwether to negotiate in advance with the Bellwether board since the stockholder approval requirement would be avoided if a majority of the directors then in office approves, prior to the date on which a stockholder becomes an interested stockholder, either the business combination or the transaction which results in the stockholder becoming an interested stockholder.

PROVISIONS OF BELLWETHER'S CERTIFICATE OF INCORPORATION AND BYLAWS

     The summary below describes provisions of Bellwether's certificate of incorporation and bylaws. The provisions of Bellwether's certificate of incorporation and bylaws discussed below may have the effect, either alone or in combination with the provisions of Section 203 discussed above, of making more difficult or discouraging a tender offer, proxy contest or other takeover attempt that is opposed by the Bellwether board but that you might consider to be in your best interest. Those provisions include

     - prohibitions against stockholders calling a special meeting of stockholders or acting by unanimous written consent in lieu of a meeting unless such consent is unanimous; and

     - requirements for advance notice of actions proposed by stockholders for consideration at meetings of the stockholders.

NUMBER OF DIRECTORS; FILLING VACANCIES; REMOVAL

     Bellwether's bylaws provide that the number of directors will be fixed from time to time by a resolution adopted by the board; provided that the number so fixed shall not be more than nine nor less than three directors. Bellwether's bylaws also provide that any vacancies will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum. Accordingly, absent an amendment to the certificate of incorporation, Bellwether's board could prevent any stockholder from enlarging the board and filling the new directorships with such stockholder's own nominees.

     Bellwether's bylaws also provide that directors may be removed, with or without cause, by the holders of a majority of Bellwether's shares entitled to vote on the election of directors.

NO STOCKHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS

     Bellwether's certificate of incorporation and bylaws provide that stockholder action can be taken only at an annual or special meeting of stockholders and stockholder action by written consent in lieu of a meeting may only be taken if such consent is unanimous. Special meetings of stockholders may be called by Bellwether's board by a resolution adopted by a majority of the members of the board or by the chairman of the board. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting under the notice of meeting given by us.

     The provisions of Bellwether's certificate of incorporation prohibiting stockholder action by written consent unless such consent is unanimous and permitting special meetings to be called only by the chairman of the board, or at the request of a majority of the members of the board, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting. The provisions would also prevent the holders of a majority of Bellwether's voting stock from unilaterally using the written consent procedure to take stockholder action. Moreover, a stockholder could not force stockholder consideration of a proposal over the opposition of the chairman or a majority of the members of the board by calling a special meeting of stockholders prior to the time such parties believe such consideration to be appropriate.

ADVANCE NOTICE PROVISIONS FOR STOCKHOLDERS NOMINATIONS AND STOCKHOLDER PROPOSALS

     Bellwether's bylaws establish an advance notice procedure for stockholders to nominate candidates for election as directors or bring other business before an annual meeting of stockholders.

     The stockholder notice procedure provides that only persons who are nominated by, or at the direction of, the board, or by a stockholder who has given timely notice containing specified information to Bellwether's corporate secretary prior to the meeting at which directors are to be elected, will be eligible for election as Bellwether's directors. The stockholder notice procedure also provides that at an annual meeting only business that has been brought before the meeting by, or at the direction of, the board or by a stockholder who has given timely written notice containing specified information to Bellwether's corporate secretary may be conducted. For notice of stockholder nominations or proposals to be made at an annual meeting to be timely, the notice must be received by Bellwether's corporate secretary not less than 90 days in advance of the meeting.

     By requiring advance notice of nominations by stockholders, the stockholder notice procedure will afford Bellwether's board an opportunity to consider the qualifications of the proposed nominees and, to the extent considered necessary or desirable by the board, to inform stockholders about such qualifications. By requiring advance notice of other proposed business, the stockholder notice procedure will also provide a more orderly procedure for conducting annual meetings of stockholders and, to the extent considered necessary or desirable by the board, will provide the board with an opportunity to inform stockholders, prior to such meetings, of any business proposed to be conducted at such meetings, together with any recommendations as to the board's position regarding action to be taken regarding such business, so that stockholders can better decide whether to attend such a meeting or to grant a proxy regarding the disposition of any such business.

     Although Bellwether's bylaws do not give the board any power to approve or disapprove stockholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and Bellwether's stockholders.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Bellwether's certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. In addition, Bellwether's certificate of incorporation and bylaws provide that we will indemnify Bellwether's directors and officers to the fullest extent permitted by Delaware law. Bellwether's certificate of incorporation and bylaws provide that we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures. Such provisions may have the effect of preventing changes in Bellwether's management.

BELLWETHER'S RIGHTS PLAN

     Under Bellwether's rights plan, each share of Bellwether common stock outstanding as on September 26, 1997 has "attached to it" one preferred stock purchase right. Each right entitles the holder to purchase from Bellwether, one-hundredth of a share of Bellwether's series A preferred stock for $50.00, subject to adjustment. The rights expire on September 26, 2007, unless earlier redeemed or exchanged.

     The rights separate from the Bellwether common stock upon the earlier of the following:

     - ten days following the public announcement that a person, who is referred to as an acquiring person, has acquired or obtained the right to acquire the beneficial ownership of 15% or more of the outstanding shares of Bellwether common stock, or

     - ten days, or such later date as may be determined by action of the Bellwether board following the commencement of, or the announcement of an intention to make, a tender offer or exchange offer that would result in a person beneficially owing 15% or more of such outstanding shares of Bellwether common stock.

     If Bellwether is acquired in a merger or other business combination transaction or 50% or more of Bellwether's consolidated assets or earning power is sold, each right holder will have the right to receive upon payment of the exercise price shares of common stock or cash of the surviving corporation or purchaser, respectively, with an aggregate market value equal to two times the exercise price of $50.00. If any person or group of affiliated or associated persons becomes an acquiring person, each holder of a right will have the right to receive upon payment of the exercise price a number of shares of Bellwether common stock or, under certain circumstances, cash, other equity securities or property of Bellwether, having a market value of two times the exercise price of the right. This right is not extended to the rights beneficially owned by an acquiring person or any transferee, and those rights become void.

     Prior to the close of business on the tenth day after the person or group has become an acquiring person, or the expiration of the rights, Bellwether may redeem the rights at a price of $0.01 per right, after which the right to exercise the rights will immediately terminate and the only right of the holders of rights will be to receive the redemption price.

     Pursuant to the Bellwether rights agreement, the rights are not applicable to the merger and the other transactions contemplated by the merger agreement.

LISTING

     Bellwether's common stock is listed for quotation on The Nasdaq National Market System under the symbol "BELW." If the merger closes, our trading symbol will change to "MSSN."

TRANSFER AGENT AND REGISTRAR

     American Stock Transfer & Trust Company is transfer agent and registrar for the Bellwether common stock.

      APPROVAL OF AMENDMENT TO THE BELLWETHER CERTIFICATE OF INCORPORATION

GENERAL

     The Bellwether board has approved a proposal to amend Bellwether's certificate of incorporation. If the merger is not approved by Bellwether stockholders or does not close for some other reason, Bellwether will not file the proposed amendment to the certificate of incorporation and the current Bellwether certificate of incorporation will not be changed. However, approval of the amendment to Bellwether's certificate of incorporation is not a condition to closing the merger.

CHANGES IN CAPITALIZATION

     The Bellwether board proposes to amend the certificate of incorporation to increase the number of authorized shares of common and preferred stock. The Bellwether certificate of incorporation currently authorizes the issuance of a total of 31,000,000 shares of capital stock, 30,000,000 of which are designated are common stock and 1,000,000 of which are designated as preferred stock. Of such authorized shares of common stock and preferred stock, 13,993,229 shares and no shares, respectively, were outstanding as of January 31, 2001, and a further 2,521,666 shares are reserved for issuance pursuant to outstanding options, warrants and other securities convertible into shares of common stock. In the merger Bellwether will issue an additional 8,888,889 to 11,428,571 shares of Bellwether common stock.

     As a result, Bellwether's ability to issue additional shares of common stock, or securities convertible into common stock in public or private offerings in the future will be limited. Therefore, if this proposal is approved, the proposed amendment to the certificate of incorporation will be filed and the authorized capital stock of the company will be increased to 65,000,000 shares of capital stock, 60,000,000 of which will be designated as common stock and 5,000,000 of which will be designated as preferred stock. The preferred stock may be issued by the Bellwether board in one or more series with such designations, powers, preferences, rights, qualifications, limitations and restrictions as the board may determine.

     Additional shares of Bellwether capital stock authorized pursuant to the amendment to the certificate of incorporation and not issued in the merger or otherwise reserved could be issued at the discretion of the Bellwether board without further action by Bellwether stockholders, except as required by applicable law, regulation or rule, in connection with future acquisitions, stock splits, stock dividends, equity financings, employee benefit plans and other corporate purposes. The issuance of shares of Bellwether capital stock may, in certain situations, dilute the present equity ownership position of current Bellwether stockholders. Although this proposal to increase the number of authorized shares of capital stock has been prompted by business and financial considerations, and not by the threat of any attempt to accumulate shares and gain control of Bellwether, stockholders nevertheless should be aware that the additional shares of Bellwether capital stock that would become available for issuance if this proposal is adopted could also be used by Bellwether to oppose a hostile takeover attempt or delay or prevent changes of control in Bellwether or changes in or removal of management of Bellwether. For example, without further stockholder approval, the Bellwether board could sell shares of capital stock in a private transaction to purchasers who oppose a takeover or favor the current board and management. Such issuances may prevent transactions that are favored by the majority of the independent

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

stockholders or in which the stockholders might otherwise receive a premium for their shares over the market price or benefit in some other manner. As of the date of this document, Bellwether has no plans or commitments that would involve the issuance of the additional shares, other than pursuant to the merger agreement.

RECOMMENDATION OF THE BELLWETHER BOARD; VOTE REQUIRED FOR APPROVAL

     THE BELLWETHER BOARD HAS DETERMINED THAT THE PROPOSED AMENDMENT TO THE CERTIFICATE OF INCORPORATION ARE ADVISABLE AND RECOMMENDS THAT YOU VOTE "FOR" THE AMENDMENT TO THE BELLWETHER CERTIFICATE OF INCORPORATION.

     The approval of this proposed amendment to the certificate of incorporation will require the affirmative vote of the holders of a majority of the outstanding shares of Bellwether common stock.


     The form of the proposed amendment to the certificate of incorporation is attached to this document as Annex D.


                     AMENDMENT TO 1996 STOCK INCENTIVE PLAN

GENERAL

     The total number of shares currently reserved for issuance under Bellwether's 1996 plan is 1.9 million. In January 2001, the Bellwether board approved an amendment to further increase the total number of shares of common stock authorized and reserved for issuance under the plan by 2.0 million shares. If, however, the merger is not approved the number of shares reserved for issuance under the 1996 plan will be increased by 500,000 rather than 2.0 million.

     On the record date, Bellwether estimates that approximately 40 officers, employees and directors were eligible to participate in the 1996 plan. As of the record date, options to purchase 1,868,000 shares of common stock were outstanding at exercise prices ranging from $3.34 to $12.38 per share. These options expire between 2006 and 2011. Unvested options are subject to forfeiture upon certain termination of employment events.


     During 2000, the compensation committee granted options to purchase 200,000 shares to Kent Williamson of Bellwether, subject to stockholder approval of an increase in the number of shares issuable under the 1996 plan. In addition, under the merger agreement, Bellwether has agreed to issue options to executive officers of Bargo who will become executive officers of Mission Resources and to current executive officers of Bellwether. The options will have a term of 10 years and an exercise price equal to the closing price of Bellwether's common stock on the closing date of the merger. One-third of these options will vest at the closing of the merger and the remaining two-thirds will vest equally over two years. Set forth below is a table showing the number of shares underlying options granted under the merger agreement for the persons indicated.



                                                               NUMBER
NAME AND PRINCIPAL POSITION AFTER THE MERGER                  OF SHARES
--------------------------------------------                  ---------
Douglas G. Manner, Chairman and Chief Executive Officer.....   300,000
Jonathan M. Clarkson, President and Chief Financial
  Officer...................................................   300,000
Joseph G. Nicknish, Senior Vice President -- Operations and
  Exploitation..............................................   150,000
Kent A. Williamson, Senior Vice President -- Planning and
  Exploration...............................................   150,000


     In addition, in 2001, the compensation committee agreed to grant options to purchase 150,000 shares of common stock to Daniel P. Foley under his employment agreement with Bellwether effective on the closing date of the merger. The options granted to Mr. Foley and under the merger agreement will have an exercise price equal to the closing price of Bellwether's common stock on the closing date of the merger, and will have a ten year term. One-third of these options will vest at the closing of the merger and the remaining two-thirds will vest equally over two years. If the amendment to the 1996 plan is approved at the annual meeting, the options granted to Mr. Foley, and to Messrs. Manner, Clarkson, Nicknish and Williamson, under the merger agreement will be issued under the 1996 plan. If the amendment to the 1996 plan is not approved, the options will be issued under the merger agreement and Mr. Foley's employment agreement.

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

TERMS OF THE 1996 PLAN AND AGREEMENTS

     Administration.  The 1996 plan may be administered by:

     - the Bellwether board;

     - any committee of the Bellwether board consisting of at least two non-employee directors; or

     - any other committee of the Bellwether board.

     The 1996 plan administrator has sole authority to:

     - make regulations and guidelines for and to interpret the 1996 plan; and

     - make awards under the 1996 plan, designate participants in the 1996 plan and impose limitations upon awards under the 1996 plan.

     Currently the plan administrator of the 1996 plan is the compensation committee of the board of directors.

     Eligibility.  All of Bellwether's and its subsidiaries'

     - directors;

     - executive officers;

     - key employees; and

     - consultants;

who have the capability of making a substantial contribution to the success of Bellwether are eligible to participate in the 1996 plan.

     Transferability. Rights under any award may not be transferred except by will or the laws of descent and distribution.

     Amendment of the 1996 Plan. The 1996 plan may be amended by the Bellwether board without the consent of the stockholders except that any amendment, though effective when made, will be subject to stockholder approval if required by any federal or state law or regulation or by the rules of any stock exchange or automated quotation system on which the common stock may then be listed or quoted. The proposed increase in the number of shares authorized for issuance under the 1996 plan requires stockholder approval under the rules of The Nasdaq National Market System.

     Change in Control. In the event of a change in control of Bellwether, the 1996 plan administrator may elect to do any or all of the following:

     - accelerate any time periods relating to exercise or realization of the award;

     - cause the awards to be assumed by the successor corporation; or

     - cancel all outstanding options as of the effective date of the change in control, provided that each holder has the right to exercise such option in full for at least 30 days prior to the change in control.

     Stock Options. A grant of a stock option entitles a participant to purchase from Bellwether a specified number of shares of common stock at a specified price per share. In the discretion of the 1996 plan administrator, stock options may be granted as non-qualified stock options or incentive stock options, but incentive stock options may only be granted to executive officers and other employees of Bellwether and its subsidiaries. In addition, incentive stock options may not be granted to any owner of 10% or more of the total combined voting power of Bellwether and its subsidiaries. Incentive stock options shall be subject to any terms and conditions as the 1996 plan administrator deems necessary or desirable in order to qualify as an incentive stock option within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended. No incentive stock options will be awarded after the tenth anniversary of the effective date of the 1996 plan.

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

     The purchase price per share of common stock subject to an option is 100% of the fair market value of a share of common stock at the time such option is granted or, in the case of non-qualified stock options, as otherwise fixed by the 1996 plan administrator. Upon exercise, payment for shares of common stock acquired on exercise of a stock option may be made in cash, in shares of common stock, or a combination thereof, as the 1996 plan administrator may determine.

     Stock options may be subject to a vesting schedule as determined by the 1996 plan administrator and are not exercisable prior to six months from the date of grant unless a shorter period is provided by the 1996 plan administrator or other section of the 1996 plan. No incentive stock option may be exercised later than ten years after the date of grant. Generally, options are exercisable only while the participant is an employee of Bellwether or during the remaining term of the stock option and thirty days, for incentive options, and 120 days, for non-qualified options, from the date of termination of employment, unless such termination is for cause. In the event of death, retirement or permanent disability, outstanding options may be subject to forfeiture and/or time limitations.

     Automatic Grants. On the date on which a director who is not an employee of Bellwether is first elected or appointed to the Bellwether board, he or she is granted a stock option to purchase 5,000 shares of common stock at the fair market price on the date of the grant. No grant shall be exercisable later than ten years after the grant date. An additional grant of 5,000 shares of common stock shall be awarded to non-employee directors for each subsequent year he or she is still serving as a director under the same terms. Upon the death of a non-employee director, the option remains exercisable until the earlier of the expiration of the remaining term of the option or one year. In the case of permanent disability, resignation or failure to be re-elected, all options previously granted remain exercisable in accordance with the terms of the award agreement.


     If the merger is consummated, each director who is not an employee will be entitled to receive the automatic grants described under "Election of Directors of Bellwether -- Compensation of Directors" on page 106.


     Performance Shares. Performance shares entitle the participant to receive shares of common stock based upon the degree of achievement of pre-established performance goals over a pre-established performance cycle as determined by the 1996 plan administrator in its discretion or as otherwise determined by the plan administrator. Performance goals are fixed by the 1996 plan administrator in its discretion and may relate to corporate, group, unit or individual performance using standards established in terms of market price of common stock, cash flow or cash flow per share, reserve value or reserve value per share, net asset value or net asset value per share, earnings or other criteria determined by the 1996 plan administrator. The 1996 plan administrator has sole discretion to determine the employees eligible for performance shares, the duration of each performance cycle and the number of shares earned on the basis of Bellwether's performance relative to the established goals.

     At the end of the performance cycle, the 1996 plan administrator determines the number of performance shares which have been earned on the basis of Bellwether's performance in relation to the performance goals. Unless otherwise provided by the 1996 plan administrator in an award agreement, if a participant dies, retires, becomes disabled or otherwise ceases to be an employee, all outstanding and unvested awards of performance shares to such participant will be canceled. Shares of common stock awarded to any person who, at the time of grant, is subject to Section 16(b) of the Securities Exchange Act of 1934, as amended, cannot be resold for a period of six months from the date of grant of such shares.

FEDERAL INCOME TAX CONSEQUENCES

     The federal income tax consequences, in general, of the 1996 plan are as follows:

     With respect to Non-Qualified Stock Options granted under the 1996 Plan: A participant receiving a grant will not recognize income and Bellwether will not be allowed a deduction at the time such an option is granted. When a participant exercises a non-qualified stock option, the difference between the option price and any higher market value of the stock on the date of exercise will be ordinary income to the participant and will be allowed as a deduction for federal income tax purposes to Bellwether or its subsidiary or affiliate. When a

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

participant disposes of shares acquired by the exercise of the option, any amount received in excess of the fair market value of the shares on the date of exercise will be treated as short-term or long-term capital gain, depending upon the holding period of the shares. If the amount received is less than the fair market value of the shares on the date of exercise, the loss will be treated as short-term or long-term capital loss, depending upon the holding period of the shares.

     With respect to Incentive Stock Options granted under the 1996 Plan: A participant receiving a grant will not recognize income and Bellwether will not be allowed a deduction at the time such an option is granted. When a participant exercises an incentive stock option while employed by Bellwether or its subsidiary or within the three-month (one year for disability) period after termination of employment, no ordinary income will be recognized by the participant at that time (and no deduction will be allowed to Bellwether) but the excess of the fair market value of the shares acquired by such exercise over the option price will be taken into account in determining the participant's alternative minimum taxable income for purposes of the federal alternative minimum tax applicable to individuals. If the shares acquired upon exercise are not disposed of until more than two years after the date of grant and one year after the date of transfer of the shares to the participant (statutory holding periods), the excess of the sale proceeds over the aggregate option price of such shares will be long-term capital gain, and Bellwether will not be entitled to any federal income tax deduction. Except in the event of death, if the shares are disposed of prior to the expiration of the statutory holding periods (a "Disqualifying Disposition"), the excess of the fair market value of such shares at the time of exercise over the aggregate option price (but not more than the gain on the disposition if the disposition is a transaction on which a loss, if sustained, would be recognized) will be ordinary income at the time of such Disqualifying Disposition (and Bellwether or its subsidiary will be entitled to a federal tax deduction in a like amount), and the balance of the gain, if any, will be capital gain (short-term or long-term depending on the holding period). To the extent that the aggregate fair market value of stock (determined on the date of grant) with respect to which incentive options become exercisable for the first time during any calendar year exceeds $100,000, such options will be treated as non-qualified options.

     Special rule if option price is paid for in shares: If a participant pays the exercise price of a non-qualified or incentive stock option with previously-owned shares of Bellwether's common stock and the transaction is not a Disqualifying Disposition, the shares received equal to the number of shares surrendered are treated as having been received in a tax-free exchange. The shares received in excess of the number surrendered will not be taxable if an incentive stock option is being exercised, but will be taxable as ordinary income to the extent of their fair market value if a non-qualified stock option is being exercised. The participant does not recognize income and Bellwether receives no deduction as a result of the tax-free portion of the exchange transaction. If the use of previously acquired incentive stock option shares to pay the exercise price of another incentive stock option constitutes a Disqualifying Disposition, the tax results are as described in the immediately preceding paragraph above. The income treatment will apply to the shares disposed of but will not affect the favorable tax treatment of the shares received.

     With respect to Performance Shares granted under the 1996 Plan: Unless a participant makes the election described below, a participant receiving a grant will not recognize income and Bellwether will not be allowed a deduction at the time such performance shares are granted. While the shares remain subject to a substantial risk of forfeiture, a participant will recognize compensation income equal to the amount of the dividends received and Bellwether will be allowed a deduction in a like amount. When the shares cease to be subject to a substantial risk of forfeiture, the excess of the fair market value of the shares on the date the substantial risk of forfeiture ceases over the amount paid, if any, by the participant for the shares will be ordinary income to the participant and will be allowed as a deduction for federal income tax purposes to Bellwether. Upon disposition of the shares, the gain or loss recognized by the participant will be treated as capital gain or loss, and the capital gain or loss will be short-term or long-term depending upon the period of time the shares are held by the participant following cessation of the substantial risk of forfeiture. However, by filing a Section 83(b) election with the Internal Revenue Service within 30 days after the date of grant, a participant's ordinary income and the commencement of the holding period and Bellwether's deduction will be determined as of the date of grant. In such a case, the amount of ordinary income recognized by such a participant and deductible by Bellwether will be equal to the excess of the fair market value of the shares as of the date of grant over the amount paid, if any,

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

by the participant for the shares. If such election is made and a participant thereafter forfeits his or her stock, no refund or deduction will be allowed for the amount previously included in such participant's income.

     THE BELLWETHER BOARD RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE PROPOSAL TO APPROVE THE AMENDMENT TO BELLWETHER'S 1996 STOCK INCENTIVE PLAN.

                      ELECTION OF DIRECTORS OF BELLWETHER

     At the Bellwether annual meeting, Bellwether stockholders will elect eight individuals to serve as directors until the next annual meeting of stockholders to be held in 2002, until their successors are duly elected or appointed or until their death, resignation, or removal. Each of the nominees is currently a member of the board. If the merger is closed, four nominees, Messrs. Buckley, McLanahan, Pressler and Dr. Birks, will resign after the effective time of the merger. The remaining Bellwether directors will fill those vacancies and the board of directors will be reduced to seven directors.

     The nominees have consented to be nominated and have expressed their intent to serve if elected. The Bellwether board of directors has no reason to believe that any of the nominees will be unable to serve if elected to office and, to the knowledge of the Bellwether board, the nominees intend to serve the entire term for which election is sought, subject to the three nominees resigning in connection with the merger. Only the nominees or substitute nominees designated by the board of directors will be eligible to stand for election as directors at the annual meeting. See "Bellwether Stockholder Proposals."

     The individuals named as proxies will vote the enclosed proxy for the election of all nominees, unless you direct them to withhold your votes. Although we know of no reason for this, if any nominee becomes unable to serve as a director before the annual meeting, the persons named as proxies have the discretionary authority to vote for substitute nominees proposed by the Bellwether board. WE RECOMMEND A VOTE "FOR" ALL NOMINEES.

DIRECTORS AND EXECUTIVE OFFICERS

     The following table provides information about Bellwether's directors and present executive officers. Each executive officer has been elected to serve until his successor is duly appointed or elected by the Bellwether board or his earlier removal or resignation from office.


NAME OF NOMINEE                                AGE             POSITION WITH BELLWETHER
---------------                                ---             ------------------------
Douglas G. Manner                              45    Chairman of the Board, Chief Executive
                                                       Officer
Kent A. Williamson                             45    Senior Vice President -- Engineering
Daniel P. Foley                                46    Senior Vice President -- Corporate Finance
Roland E. Sledge                               55    General Counsel and Secretary
Judy Ley Allen                                 61    Director
Dr. Jack Birks                                 81    Director
J. P. Bryan                                    61    Director
Vincent H. Buckley                             78    Director
Habib Kairouz                                  34    Director
A. K. McLanahan                                75    Director
Townes G. Pressler                             65    Director


     MR. MANNER joined Bellwether as its President and Chief Executive Officer in May 2000. He was appointed Chairman of the Board on December 6, 2000. Prior to that, he was responsible for international operations at Gulf Canada Resources Limited, an independent exploration and production company, as Vice President and Chief Operating Officer. He began his career as an Operations Reservoir Engineer at Amoco Production Company, later becoming District Manager. Mr. Manner joined Ryder Scott Petroleum Engineers, an international independent reserve engineering firm, as a Consulting Reservoir Engineer in 1981, and rose through the ranks of the company. In 1995, as Senior Vice President, he opened and established Ryder Scott's branch office in Calgary, Canada. Mr. Manner holds a Bachelor of Science degree in Mechanical Engineering from Rice University.

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

     MR. WILLIAMSON joined Bellwether as Senior Vice President-Engineering in January 2001. Mr. Williamson has been a petroleum engineer since 1977 and comes to Bellwether after a 19 year career with Ryder Scott Company, where upon his resignation he held the position of Director and Executive Vice President of Engineering. Prior to joining Ryder Scott Company in 1981, he was a reservoir engineer at Exxon Production Research Company. Mr. Williamson holds a B.S. degree and M.S. degree in chemical engineering from Rice University.

     MR. FOLEY joined Bellwether as its Senior Vice President -- Corporate Finance in February 2001. Mr. Foley has over 20 years of experience in the oil and gas industry. Prior to joining Bellwether, Mr. Foley served as Director -- Global Energy Corporate Finance at Arthur Andersen LLP, an international accounting and auditing firm, since September 1998, where he was a leader of professional teams providing financial advisory services to clients regarding corporate mergers and acquisitions, property sales, restructurings, and equity placements. From September 1987 to July 1998, Mr. Foley was employed at Ocean Energy, Inc., an independent exploration and production company, and a predecessor of Ocean Energy, United Meridian Corp. At those companies Mr. Foley served in a number of capacities, including Vice President and Group
Manager -- Capital and Planning at United Meridian and ending as Vice
President -- International Finance at Ocean Energy, Inc. Mr. Foley holds a B.S. and an M.S. in Engineering from Rice University and an M.B.A. from the University of Pennsylvania -- The Wharton School.

     MR. SLEDGE joined Bellwether as its General Counsel and Secretary in January 2001. Mr. Sledge is also a Managing Director of Torch, a position he has held since 1996. Prior to 1996, he was a Vice President and General Counsel of Torch since 1983. Mr. Sledge began his career in energy law as an attorney with the Federal Power Commission in Washington, D.C. where he was a staff attorney assigned to the Producer Rates Section. He subsequently became an assistant to the Chairman of the agency, where he was responsible for advising the Chairman on matters related to natural gas. He later served as Assistant General Counsel of the American Gas Association, Washington, D.C. Prior to joining Torch in 1983, he practiced law with the Houston law firm of Watt, White & Gill, specializing in oil and gas law.


     MS. ALLEN has been a director of Bellwether since January 5, 2000. She has been a Co-Manager and Partner of The Fairways at Pole Creek Development, L.L.C., which is engaged in the development of a 27-hole, residential golf course community in Winter Park, Colorado, since 1996. In addition, she has been an Asset Manager for Allen Investments with significant investments in oil and gas, real estate, timberland and stocks and bonds since 1977. Ms. Allen currently serves as a board member of the Federal Reserve Bank of Dallas and on the Advisory Board of Governors for Rice University. Ms. Allen is involved in many civic activities including the Houston Ballet Foundation Board and the Houston Museum of Natural Science, where she serves as a Finance Committee member. Ms. Allen received her B.A. from Stanford University and an M.B.A. from Harvard Business School.


     DR. BIRKS has been a director of Bellwether since 1988. He was Chairman of the Board of Midland & Scottish Resources Plc. until September 30, 1997. He is life President of British Marine Technology Limited. Dr. Birks served as Chairman of the Board of North American Gas Investment Trust Plc. from 1989 until his retirement in 1995; as Chairman of the Board of Charterhouse Petroleum Plc. from 1982 to 1986; as Chairman of the Board of London American Energy Inc. from 1982 to 1988; as Vice Chairman of the Board of Petrofina (UK) Limited from 1986 to 1989; and as a Managing Director of the Board of British Petroleum Company Plc. from 1978 until his retirement in March 1982. He was appointed as a Director of Gulf Indonesia Resources Limited, an independent exploration and production company based in Indonesia, in August 1997.

     MR. BRYAN is Senior Managing Director of Torch Energy Advisors Incorporated which provides accounting and operational outsourcing services to the oil and gas businesses. He was Bellwether's Chief Executive Officer and President between August 2, 1999 and May 15, 2000 and was Chairman of the Board from August 2, 1999 to December 6, 2000. He has served as a Director of Bellwether since June 2, 1997. Mr. Bryan was Bellwether's Chairman of the Board from August 1987 to June 1997, and Chief Executive Officer from June 1994 to January 1995 and from August 1987 to March 1988. From January 1995 to February 1998, Mr. Bryan was Chief Executive Officer of Gulf Canada Resources Limited. He was Chairman of the Board of Nuevo Energy Company, an independent oil and gas company, from March 1990 to December 1997, and was Chief Executive

Officer of Nuevo from March 1990 to January 1995. Mr. Bryan was also Chairman of the Board and Chief Executive Officer of Torch and its predecessor from January 1985 to May 1997 and, since October 1998, has served as the Senior Managing Director of Torch Energy Advisors Incorporated. Mr. Bryan is also a member of the board of directors of AutoNation, Inc., a seller of new and used automobiles.

     MR. BUCKLEY has been a director of Bellwether since 1987. He has been Of Counsel to the law firm of Locke, Liddell & Sapp, L.L.P. since January 1989. He also serves as a Director of Enron Funding Corporation, a Director of Enron Cash Company and an Independent Manager of ECT Coal Co. III and ENA CLO I Holding Company. Mr. Buckley was President and Chief Executive Officer of Cockburn Oil Corporation from August 1984 until September 1988, and was Vice President of Apache Corporation, an oil and gas company, from October 1982 to August 1984. From June 1950 until October 1982, he served in various legal and management positions for Dow Chemical Company.


     MR. KAIROUZ has been a director of Bellwether since August 26, 1994. Mr. Kairouz is a Managing Director of Rho Management Company, Inc., an investment advisory firm which serves as advisor to the principal investor of Alpine Investment Partners. Prior to joining Rho in 1993, Mr. Kairouz was employed for five years in investment banking at the firms of Jesup & Lamont Securities, Inc. and more recently, Reich & Co., Inc. Mr. Kairouz serves on the boards of directors of iVillage Inc. and a number of other privately held companies in the information technology and internet sectors. Mr. Kairouz received his B.S. and B.A. from Cornell University and an M.B.A. from Columbia University.


     MR. MCLANAHAN has been a director of Bellwether since November 6, 1987. He has been a First Vice President of PaineWebber Incorporated, an investment bank, since January, 1995. He was a Vice President of Kidder Peabody & Co., Inc., an investment banking firm, from April 1985 until its sale to PaineWebber in 1995. From April 1982 to April 1985, he served as a Senior Vice President and Branch Office Manager of Donaldson, Lufkin & Jenrette, Inc., an investment banking firm. Mr. McLanahan currently serves as Chairman of the Houston Symphony Society and the Governing Board of the Yale University Art Gallery.

     MR. PRESSLER has been a director of Bellwether since November 21, 1997. He has been owner and President of Tepee Petroleum Company, Inc., an exploration and production company with operations in Texas, Louisiana and Oklahoma, and Pressler Petroleum Consultants, a reservoir engineering consulting firm, since 1985. From 1983 to 1985, he was President, Chief Operating Officer and Director of Philip Hill Energy, Inc., PHE (Texas) Inc. and PHE (Ohio) Inc., three exploration and production companies owned by Philip Hill Investment Trust, London. From 1979 to 1983, he was co-founder, President and Director of Republic Oil and Gas Corp., a private exploration and production company. Mr. Pressler is a registered professional engineer in the state of Texas and has 40 years of experience in the oil and gas industry.

     All officers and directors of Bellwether are United States citizens, except Dr. Birks, who is a citizen of the United Kingdom, and Habib Kairouz, who is a citizen of Lebanon.


     If the merger is approved, Jonathan Clarkson will become Mission Resources' President and Chief Financial Officer and Joseph Nicknish will become Mission Resources' Senior Vice President -- Operations and Exploitation. Additionally, Messrs. Buckley, McLanahan and Pressler and Dr. Birks will resign as directors and Tim J. Goff, D. Martin Phillips and Mr. Clarkson will become members of Mission Resources' board of directors. You can find more information about these persons on page 85 under the caption "Management of Bargo."


INFORMATION CONCERNING THE OPERATION OF THE BELLWETHER BOARD

     Bellwether has a compensation committee comprised of Messrs. McLanahan and Buckley and Dr. Birks. The function of the compensation committee is to administer the 1994 plan and the 1996 plan, to establish the compensation of Bellwether's Chief Executive Officer and to review the compensation of Bellwether's other executive officers. The compensation committee met three times during the last year.

     Bellwether has an audit committee composed of Messrs. McLanahan and Buckley and Dr. Birks. The primary function of the audit committee is to review the annual audit of Bellwether's financial statements with Bellwether's independent accountants. In addition, the audit committee approves other professional services provided by the accountants and evaluates the independence of the accountants. The audit committee also reviews the scope and results of Bellwether's procedures for internal auditing, the adequacy of Bellwether's system of internal accounting controls, and Bellwether's disclosure policies and procedures. The audit committee met seven times during the last year.

     The Bellwether board met formally four times during the last year. During the last year, all directors attended at least 75% of the total number of meetings of the board of directors, and each committee member attended at least 75% of the total number of meetings held by all committees on which he served.

     Bellwether does not have a nominating committee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The service of the members of Bellwether's compensation committee does not create any corporate interlocks or insider participation between the compensation committee and another entity.

COMPENSATION OF DIRECTORS

     Directors who are neither officers nor employees of Bellwether, or non-employee directors, received $5,000 per meeting during the year ended December 31, 2000, and were reimbursed for reasonable expenses incurred in attending Bellwether board meetings. Each member of the compensation and audit committees also received $1,000 per meeting. Directors who are officers or employees of Bellwether received no additional compensation for services as members of the board. Bellwether paid a total of $150,000 in director's fees for the last year. Each non-employee director received an annual grant of 4,000 options under the 1996 plan.

     Following the merger, directors who are not employees will receive an annual fee of $20,000, and directors who are not employees and who chair a committee will receive an additional $7,500 per annum. Each non-employee director who will continue as a director after the merger will be granted an option to purchase 20,000 shares of Mission Resources common stock on the date the merger is closed. The options will have a term of 10 years and an exercise price of the closing price of the common stock on the closing date of the merger. Additionally, beginning in 2002, each director who is not an employee will automatically be granted options to purchase 5,000 shares of Mission Resources common stock immediately after the annual meeting during the year. The options will have an average price equal to the closing price on the date of grant and will have a term of 10 years.

EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

     The following Summary Compensation Table details annual and long-term compensation paid during the periods indicated to persons described below:


                                                                                    LONG TERM COMPENSATION
                                                ANNUAL COMPENSATION                 ----------------------
                                   ----------------------------------------------   NUMBER
NAME AND                           FISCAL                          OTHER ANNUAL       OF       ALL OTHER
PRINCIPAL POSITION                  YEAR     SALARY     BONUS     COMPENSATION(1)   OPTIONS   COMPENSATION
------------------                 ------   --------   --------   ---------------   -------   ------------
J. P. Bryan(2)...................   2000    $281,730   $ 75,000(3)     $41,099(5)    79,000          --
  Chairman of the Board             1999     125,000    150,000            --       334,000          --
Douglas G. Manner(2).............   2000    $218,750   $240,000(4)          --      500,000          --
  President, Chief Executive
  Officer and Chairman
  of the Board
Cliff M. West, Jr................   2000    $154,167   $ 12,500(3)          --       60,000          --
  Senior Vice President --          1999     124,500     37,500            --        25,000          --
  Exploitation and                  1998      54,000      5,400            --        27,000          --
  Exploration(6)
Robert J. Bensh(7)...............   2000    $120,000   $ 10,000(3)     $17,919(5)    50,000          --
  Senior Vice President --          1999     108,000     30,000            --        27,000          --
  Finance                           1998     100,800     10,000            --        40,000          --


---------------

(1) None of the named executive officers received perquisites or other personal benefits, securities or property, the aggregate annual amount of which exceeded the lesser of $50,000 or 10% of the total annual salary and bonus reported for the named executive.

(2) Mr. Bryan was appointed Chairman of the Board and Chief Executive Officer on August 2, 1999. Mr. Manner was appointed Chief Executive Officer and President on May 15, 2000 and Chairman of the Board on December 6, 2000, replacing Mr. Bryan in those offices.

(3) Represents bonus payment for services rendered in 2000 to be paid in 2001.

(4) Represents $150,000 paid to Mr. Manner as a signing bonus and $90,000 for services rendered in 2000 to be paid in 2001.

(5) Consists of car allowance, parking fees, club fees and dues, matching and profit-sharing contributions under Bellwether's simplified employee pension plan and matching deferred compensation contributions under Bellwether's deferred compensation plan.

(6) Mr. West resigned in February 2001.

(7) Mr. Bensh resigned from the position of Senior Vice President -- Finance of Bellwether on January 1, 2001.

EXECUTIVE EMPLOYMENT CONTRACTS

     On May 15, 2000, Bellwether entered into a three-year employment agreement with Douglas G. Manner to serve as Bellwether's President and Chief Executive Officer. The agreement will be amended in connection with the merger. As amended, the agreement will provide for a base salary of $400,000 per year, subject to increase by the compensation committee. Mr. Manner is also entitled to a discretionary bonus based upon performance as determined by the compensation committee. If approved, the bonus shall be no less than 50% of his then base salary. Mr. Manner is also entitled to an automobile allowance, parking, club fees and dues, and standard insurance and medical benefits.

     Mr. Manner's agreement may be terminated by either party. If, during the term of the agreement, Mr. Manner's employment is terminated by Bellwether for reasons other than "cause" or by Mr. Manner for "good reason," Bellwether is obligated to pay Mr. Manner a severance payment equal to the sum of (i) three times the amount of his highest annual salary paid during the last two years immediately preceding the date of termination and (ii) three times the highest annual bonus ever paid to Mr. Manner during the term of his employment with Bellwether. "Cause" is generally defined in the agreement as the failure of Mr. Manner to render services to Bellwether as provided in the agreement or the commission of fraud or other specified illegal acts. "Good reason" is defined as a material change in position or duties, a reduction in salary or other benefits, a required relocation or a material breach of the agreement by Bellwether.

     In January 2001, Bellwether entered into a three-year employment agreement with Kent Williamson as Bellwether's Senior Vice President -- Engineering. This agreement will be amended in connection with the merger. As amended, Mr. Williamson will serve as Mission Resources', Senior Vice President -- Planning and Exploration. The amended agreement provides for a base salary of $250,000 per year, subject to increase by the compensation committee. Mr. Williamson is also entitled to a discretionary bonus if approved by the compensation committee. If approved, the bonus shall be no less than 50% of his then base salary. The agreement also provides for an automobile allowance, parking, club fees and dues, and standard insurance and medical benefits.

     Mr. Williamson's agreement may be terminated by either party. If the agreement is terminated by Bellwether for reasons other than cause or, if following a change of control, Mr. Williamson terminates the agreement for good reason, Bellwether is obligated to pay Mr. Williamson a severance payment equal to two times his highest annual salary over the last two years and two times the highest annual bonus paid to him during such two-year period.

     Upon closing of the merger, Bellwether will enter into a three-year employment agreement with Daniel P. Foley as Bellwether's Senior Vice
President -- Corporate Finance. The agreement provides for a base salary of $250,000 per year, subject to increase by the compensation committee. Mr. Foley is also entitled to a discretionary bonus if approved by the compensation committee. If approved, the bonus shall be no less than 50% of his then base salary. The agreement also provides for an automobile allowance, parking, club fees and dues and standard insurance and medical benefits.

     Mr. Foley's agreement may be terminated by either party. If the agreement is terminated by Bellwether for reasons other than cause or, if following a change of control, Mr. Foley terminates the agreement for good reason, Bellwether is obligated to pay Mr. Foley a severance payment equal to two times his highest annual salary over the last two years and two times the highest annual bonus paid to him during such two-year period.


     If the merger is approved, Jonathan M. Clarkson and Joseph G. Nicknish will become executive officers of Mission Resources. Mission Resources will enter into the employment agreements with Mr. Clarkson and Mr. Nicknish.


     Mission Resources will enter into a three year employment agreement with Mr. Clarkson as its President and Chief Financial Officer. The agreement will provide for a base salary of $325,000 per year, subject to increase by the compensation committee. Mr. Clarkson also will be entitled to a discretionary bonus based upon performance as determined by the compensation committee. If a bonus is paid, it must be at least equal to 50% of Mr. Clarkson's base salary. Mr. Clarkson is also entitled to an automobile allowance, parking, club initiation fees and dues, and standard insurance and medical benefits. Mr. Clarkson's employment agreement has termination provisions identical to Mr. Manner's agreement except the provision regarding the highest bonus ever paid to Mr. Clarkson includes the term of his employment with Bargo.

     Mission Resources will enter into a three-year employment agreement with Mr. Nicknish as Bellwether's Senior Vice President -- Operations and Exploitation. The agreement will provide for a base salary of $250,000 per year, subject to increase by the compensation committee. Mr. Nicknish also will be entitled to a discretionary bonus if approved by the compensation committee. If a bonus is paid, it must be at least equal to 50% of Mr. Nicknish's base salary. The agreement also provides for an automobile allowance, parking, club initiation fees and dues, and standard insurance and medical benefits. Mr. Nicknish's employment agreement has termination provisions identical to Mr. Foley's agreement.

     On April 1, 2000, Bellwether entered into a two-year employment agreement with Cliff M. West, Jr. to serve as Bellwether's Senior Vice
President -- Exploration and Exploitation. The terms of this employment agreement provided for a base salary of $150,000 per year, subject to increase at the discretion of the compensation committee. Mr. West is also entitled to a discretionary bonus based upon performance (as determined by the compensation committee), parking, and standard insurance and medical benefits. Mr. West resigned in March 2001, and his employment agreement was terminated.

     On August 1, 1999, Bellwether entered into a two-year employment contract with J.P. Bryan to serve as Bellwether's President, Chairman and Chief Executive Officer. The agreement provided for a base salary of $300,000 per year subject to increase at the discretion of the compensation committee. Mr. Bryan was also entitled to a discretionary bonus based upon performance (as determined by the compensation committee), an automobile allowance and standard insurance and medical benefits. The agreement was terminated in December 2000.

     On April 1, 2000, Bellwether entered into a two-year employment agreements with Robert J. Bensh to serve as Bellwether's Senior Vice President -- Finance. The employment agreement provided for a base salary of $120,000 per year, subject to increase at the discretion of the compensation committee, and an automobile allowance and parking. Mr. Bensh resigned from the position of Senior Vice President -- Finance on January 1, 2001 and his employment agreement will terminate on June 1, 2001 pursuant to a severance agreement.

OPTIONS GRANTED IN LAST YEAR

     The following table sets forth certain information concerning grants of options to purchase common stock made during the last year to the executive officers named in the Summary Compensation Table.

                                                         % OF TOTAL
                                                          OPTIONS
                                          NUMBER OF      GRANTED TO
                                         SECURITIES      EMPLOYEES    PER SHARE                GRANT DATE
                                         UNDERLYING        DURING     EXERCISE    EXPIRATION    PRESENT
NAME                                   OPTIONS GRANTED      YEAR      PRICE(1)       DATE       VALUE(2)
----                                   ---------------   ----------   ---------   ----------   ----------
J. P. Bryan..........................       75,000           8%        $4.540       2/7/10     $1,055,250
                                             4,000            *        $8.750       6/1/10     $   51,800
Douglas G. Manner....................      500,000          54%        $6.290      5/15/10     $6,780,000
Robert J. Bensh......................       50,000           5%        $4.590       2/7/10     $  703,500
Cliff M. West, Jr. ..................       60,000           7%        $4.590       2/7/10     $  844,200

---------------

(*)  less than 1%.

(1) The exercise price is the average of high and low price of the common stock on the date of grant.

(2) In accordance with the rules of the SEC, this column illustrates one measure of value for the respective options over a ten-year period using the Black-Scholes option pricing model. This valuation model is hypothetical; the actual amount that will be received by a holder of an option will depend on the excess of the market price of the shares over the exercise price on the date the option is exercised. If the market price does not increase above the exercise price, compensation to the grantee will be zero. The Black-Scholes option pricing model is a mathematical formula used for estimating option values that incorporates various assumptions. The Grant Date Present Value set out in the column above is based on the following assumptions: (a) a ten-year option term; (b) 66% expected future annual stock volatility for the options; (c) a risk-free rate of return of 5 1/4% for the options granted; and (d) no expected dividend yield. The above model does not include any reduction in value for non-transferability, forfeiture or vesting of options.

AGGREGATED OPTION EXERCISES IN LAST YEAR AND YEAR END OPTION VALUES

     The following table sets forth certain information about the exercise during the last year of options to purchase common stock by the executive officers named in the Summary Compensation Table and the number and value of unexercised options to purchase common stock held by such individuals at December 31, 2000. Also reported are the values for "in-the-money" options which represent the positive spread between the exercise price of any such existing stock options and the December 31, 2000 price of the common stock. The actual amount, if any, realized upon exercise of stock options will depend upon the market price of the common stock relative to the exercise price per share of common stock at the time the stock option is exercised. There is no assurance that the values of unexercised, "in-the-money" stock options reflected in this table will be realized.

                                                               UNEXERCISED OPTIONS AT DECEMBER 31, 2000
                                                       ---------------------------------------------------------
                               NUMBER OF                        NUMBER OF                     VALUE OF
                                SHARES                    UNDERLYING SECURITIES         IN-THE-MONEY OPTIONS
                               ACQUIRED      VALUE     ---------------------------   ---------------------------
NAME                          ON EXERCISE   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                          -----------   --------   -----------   -------------   -----------   -------------
J. P. Bryan.................      --          --         529,000         25,000      $1,936,145      $ 97,750
Douglas G. Manner...........      --          --         166,667        333,333      $  368,334      $736,666
Robert J. Bensh.............      --          --          94,334         32,666      $  223,222      $ 96,100
Cliff M. West...............      --          --          87,000         25,000      $  258,440      $103,980

LONG-TERM INCENTIVE PLAN AWARDS IN 2000

     At this time, Bellwether does not have a long-term incentive plan for its employees, other than the 1994 plan and the 1996 plan.

1994 PLAN

     In 1994, the Bellwether board adopted and stockholders approved the Bellwether Exploration Company 1994 Stock Incentive Plan. Bellwether has reserved 825,000 shares of common stock under the 1994 plan. Bellwether has options outstanding to purchase an aggregate of 582,166 shares of common stock under the 1994 plan.

     The compensation committee administers the 1994 plan. The compensation committee has full power to select, from among the persons eligible for awards, the individuals to whom awards are granted, to make any combination of awards to any participant and to determine the specific terms of each grant, subject to the provisions of the 1994 plan. The option price per share of common stock deliverable upon the exercise of a stock option is 100% of the fair market value of a share of common stock on the date the stock option is granted.

     Bellwether's directors, officers and key employees of Bellwether and officers and key employees of Torch Energy Advisors Incorporated who rendered services to Bellwether under the Administrative Services Agreement between Bellwether and Torch, dated January 1, 1994 and under the Master Services Agreement dated October 1, 1999 are eligible to receive stock options or performance shares under the 1994 plan.

1996 PLAN

     In 1996, the board of directors adopted and the stockholders approved the Bellwether Exploration Company 1996 plan. Bellwether has reserved 1.9 million shares of common stock under the 1996 plan. Members of the board of directors who are not employed by Bellwether receive annual automatic grants of stock options. See "Amendment to 1996 Stock Incentive Plan" for more information regarding the 1996 plan.

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

     The compensation committee is responsible for establishing policies concerning the compensation of the Bellwether's executive officers. The report of the compensation committee describing Bellwether's compensation philosophy and objectives is presented below.

COMPENSATION COMMITTEE REPORT

     The compensation committee administers Bellwether's executive compensation program. The committee's duties include evaluating the compensation levels of management, considering management succession and administering Bellwether's 1994 plan and 1996 plan. Upon determination of the compensation levels for Bellwether's highest paid officers, the factors used to determine these levels are presented to the entire Bellwether board for review.

     Compensation Philosophy. The purpose of Bellwether's executive compensation policy is to attract and retain executives with the ability to lead Bellwether in achieving its business objectives and strategies in a highly competitive industry. The compensation policy focuses on rewarding executives for outstanding performance in a manner that aligns the interests of Bellwether's executives with stockholders. To achieve these goals, Bellwether's compensation policy consists of three basic elements:

     - base compensation,

     - bonus compensation and

     - stock-based compensation.

     In general, the committee relies on the guidelines detailed in the Annual and Long-Term Incentive Plan adopted by the committee in 1997 in choosing the performance measures and targets used to determine each of these three elements of compensation. Although the committee places primary emphasis on the achievement of performance goals, the committee recognizes that services of outstanding value can be rendered by individual officers in periods of financial or operating stringency and will evaluate performance under prevailing business conditions as well.

     Bellwether has entered into employment agreements with its executive officers. The committee believes these agreements, which base a substantial portion of each officer's annual compensation on the performance of Bellwether and the particular contribution of each officer, will further encourage retention and achievement of Bellwether's business objectives. See "Executive Compensation -- Executive Employment Contracts" above for a description of Bellwether's employment agreements with executive officers.

     The committee does not intend to award levels of compensation that would result in a limitation on the deductibility of any portion of an officer's compensation for federal income tax purposes pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended. However, if the committee determines that granting compensation that is not deductible is consistent with the strategic goals of Bellwether and is in the best interests of Bellwether, the committee may award such compensation.

     Base Compensation. Bellwether structures its overall compensation program to match pay with performance. However, with respect to setting salaries, the committee believes that there is a necessary degree of subjectivity and does not follow specific objective performance criteria. In setting executive salaries, the committee reviews the base salaries paid to officers in similar positions among energy companies of similar size, complexity and activity. With respect to each executive, the committee considers past performance, contribution to Bellwether's past performance, level of responsibility, experience, seniority, internal equities within Bellwether and general economic and industry conditions. The committee reviews each executive officer's salary annually and in connection with promotions and significant changes in responsibilities.

     During 2000, Mr. Bryan served as Chief Executive Officer of Bellwether until May 31, 2000 and Mr. Manner served as Chief Executive Officer for the remainder of the year. Both Mr. Bryan and Mr. Manner received the base compensation fixed in their employment contracts.

     Bonus Compensation. The committee views bonus compensation as creating an added incentive for executive officers to achieve specific annual targets and goals. Bonus compensation is based on targets and goals intended to reward executive officers whenever shareholder interests are advanced. The Committee takes numerous factors into account when awarding bonus compensation. These factors include those set forth under "Base Compensation." Stock price is not a specific criteria for determining bonus compensation because numerous factors outside of the control of management affect stock price. The primary performance goals used to set bonus compensation are reductions in costs and improvements in cash flow, earnings and reserves.

     Bonuses earned in 2000 were based on Bellwether's improved operating results in 2000 as compared to 1999 and the contribution of the management team to a successful international acquisition. Bonuses to several executive officers were prorated to reflect the fact that they had not served in such positions for the entire year. Mr. Bryan received a bonus during 2000 of $75,000 to reflect his contributions to the improved results in 2000 and his efforts in expanding Bellwether's international operations. Mr. Manner received $150,000 as a sign on bonus under his employment contract. Mr. Manner also received a discretionary bonus of $90,000 reflecting his efforts in arranging a strategic acquisition for Bellwether.

     Stock-Based Compensation. Stock options serve as the most direct means of aligning the interests of Bellwether's officers with stockholders. The committee grants stock options to executive officers based on the subjective evaluation of the executive's ability to influence Bellwether's long-term performance and to reward outstanding past performance.

     In determining the amount and timing of stock options to be granted, the committee considers the factors set forth under "Base Compensation" as well as the number of outstanding options held by each executive and the size of previous grants. The committee also reviews the stock awards granted to each executive's counterparts in the industry.

     Taking into account the above factors, in 2000 the committee granted additional stock option awards to Bellwether's employees. In particular, the committee awarded stock options to Mr. Bryan, Mr. Bensh and Mr. West upon performance in 2000 to maintain a competitive compensation package and to reward and encourage their efforts to benefit Bellwether's long term performance. These grants are also intended to promote the acquisition of a meaningful equity stake in Bellwether by its executive officers.


     Mr. Manner was granted options to purchase 500,000 shares of common stock when he was appointed Chief Executive Officer and President of Bellwether. One-third of these options vested on May 15, 2000, the date of grant, and one-third will vest on the first and second anniversary of the date of grant. If the merger is consummated, these options will vest on the closing date of the merger and Mr. Manner will be awarded options to purchase an additional 300,000 shares of Bellwether common stock for the closing price of the Bellwether common stock on the closing date of the merger. One-third of these new options will vest on the closing date of the merger and one-third will vest on the first and second anniversary of the closing date of the merger.


                                         Dr. Jack Birks
                                         Vincent H. Buckley
                                         A. K. McLanahan

AUDIT COMMITTEE REPORT

     In accordance with its written charter adopted by the board of directors, a copy of which is attached as Annex F, the audit committee assists the board of directors in fulfilling its responsibility for oversight of the quality and integrity of the following:

     - corporate accounting;

     - reporting practices;

     - financial reports;

     - systems of internal control; and

     - financial management.

     The audit committee met with KPMG LLP to discuss the following:

     - accounting practices related to Bellwether's new international activities;

     - new FASB Interpretation No. 44, relating to stock compensation;

     - new pronouncement EITF 98-11, relating to the purchase of an oil and gas company and the potential for goodwill to be recognized and subsequently amortized; and

     - matters required by Independent Standards Board Standard No. 1, relating to the relationships between Bellwether and KPMG LLP which might bear on the auditor's independence.

     In connection with the completion of the audit for the year ended December 31, 2000, the audit committee met with KPMG LLP to discuss the matters required to be discussed by Statement on Accounting Standards No. 61. As a result of these discussions and the audit committee's review of the audited financial statements, the audit committee recommended that the audited financial statements be included in Bellwether's Annual Report on Form 10-K for the year ended December 31, 2000 as filed with the SEC.

     In 2000, the aggregate fees billed by KPMG LLP in connection with their quarterly and annual audits were $160,063. The aggregate fees billed by KPMG LLP for non-audit services were $118,209.

                       TRANSACTIONS WITH RELATED PERSONS

RELATIONSHIP WITH TORCH AND AFFILIATES

  Master Services Agreement

     Bellwether is a party to a Master Services Agreement dated October 1, 1999 and six additional contracts which require Torch and its subsidiaries to administer certain business functions of Bellwether. Torch, headquartered in Houston, Texas, is primarily engaged in the business of providing outsourcing services for clients in the energy industry with respect to the acquisition and divestiture and operation of oil and gas properties, including legal, financial and accounting software services, and the marketing of oil and gas. In addition, Torch provides energy industry investment management and advisory services for public companies and private investors. The Master Services Agreement may be terminated by Bellwether upon 90 days prior notice, subject to a fee based on the remaining terms of the Torch contracts. The Master Services Agreement remains in effect until all of the Torch contracts are terminated. The Torch contracts have initial terms ranging from two to five years. Neither the Master Services Agreement nor the Torch contracts may be terminated by Torch prior to the expiration of their initial terms.

     These services provided by Torch include oil and gas marketing, midstream asset management and accounting, legal, financial, information technology and risk management support. Torch is also responsible for maintaining the books and records of Bellwether and preparing any reports or other documents required by governmental authorities.

     The various Torch contracts have annual fees ranging from fixed amounts of $0.6 million to $3.0 million plus fees based upon percentages of production ranging from 1/2% to 2%, depending on the product. Prior to October 1999, Bellwether was party to an Administrative Services Agreement which required Torch to administer certain activities of Bellwether for monthly fees equal to
(i) one-twelfth of 2% of the book value of Bellwether's assets, excluding cash and cash equivalents, plus (ii) 2% of operating cash flows during such month less 20% of operator's overhead charged on Torch operated properties. The fees paid to Torch under the prior Administrative Services Agreement and the current Master Services Agreement and Torch contracts for the nine months ended September 30, 2000 were $3.3 million. Bellwether believes that the terms and fees under the Master Services Agreement and Torch contracts are comparable with those that could be negotiated with a third party in an arm's length transaction and are fair to Bellwether.

     Under the Master Services Agreement, the monthly fee for administrative services does not apply to extraordinary investing and financing services that Torch may agree to provide to Bellwether upon Bellwether's request. For such investing and financing services Bellwether pays Torch a fee on an hourly basis for Torch employees providing such services, certain overhead expenses with respect to such Torch employees and any related expenses. Bellwether did not pay any fees for these services during the nine months ended September 30, 2000.

     Bellwether has agreed to indemnify Torch and its affiliates for liabilities incurred by Torch or its affiliates for actions taken under the Master Services Agreement and Torch contracts, other than acts of fraud, willful misconduct or gross negligence of Torch or its affiliates or any of their employees.

     Under the Master Services Agreement, Bellwether will have a subsidiary of Torch administer accounting functions relating to the Bargo properties. This subsidiary currently administers these accounting functions for Bargo. The effect of combining the Bargo properties into Bellwether is expected to reduce the fees paid to the subsidiary of Torch by approximately $900,000 annually compared with the combined fees paid by Bellwether and Bargo.

     A Special Committee of the board of directors composed of Habib Kairouz and Townes G. Pressler, neither of whom are employees of Torch or Bellwether, was formed to monitor the negotiations led by Mr. Bensh related to entering into the Master Services Agreement and Torch contracts.

  Other Relationships with Torch

     Torch markets a portion of the oil and natural gas production for certain properties in which Bellwether owns an interest. For the nine months ended September 30, 2000, marketing fees paid by Bellwether to Torch amounted to $417,500.

     Torch began operating the Snyder Gas Plant in December 1993 pursuant to an operating agreement with Bellwether and other interest owners in the Snyder Gas Plant. The amount paid to Torch in connection with such operations during the nine months ended September 30, 2000 was $72,600.

     Costs of evaluating potential property acquisitions and due diligence conducted in conjunction with acquisitions are incurred by Torch at Bellwether's request. Bellwether was charged $1.5 million for such costs in the nine months ended September 30, 2000.

  Ownership of Torch

     J.P. Bryan, a director of Bellwether, is the Senior Managing Director of Torch and owns common stock of Torch representing 23% of the shares of Torch on a fully diluted basis. Roland Sledge, Bellwether's general counsel, is also a managing director of Torch and owns 5% of the shares of Torch on a fully diluted basis.

  Mining Ventures


     During the fiscal year 1992, Bellwether acquired an average 24.4% interest in three mining ventures (the "Mining Venture") from an unaffiliated person for $128,500. At the time of such acquisition, Mr. Bryan, his brother, Shelby Bryan, and Robert L. Gerry III, a director of Nuevo Energy Company (the "Affiliates Group"), owned an average 21.5% interest in the Mining Venture. Bellwether's interest in the Mining Venture increased to 32.5% during 1998 as it pays costs of the venture while the interest of the Affiliated Group decreased. On December 31, 1998, Bellwether impaired the value of the asset by $465,000, included in the Impairment Expense line of the Statement of Operations, leaving a $10,000 investment. The impairment was taken because Bellwether believed the venture did not have value above $10,000, without further investments that it did not anticipate would occur. In 1999, Bellwether invested $273,000 in the Mining Venture, based upon a third party assay showing economically mineable grades of several precious minerals, bringing its recorded investment to $283,000 as of December 31, 1999. During 2000, Bellwether invested $446,000 in the Mining Venture, bringing its recorded investment to $729,000 as of December 31, 2000 for a 40.7% interest. The Mining Venture is recorded at cost in the Other Assets section of the Balance Sheet.

                               PERFORMANCE GRAPH

     The following graph compares the yearly percentage change in Bellwether's cumulative total stockholder return on its common stock to the cumulative total return on the NASDAQ Market Index and the cumulative total return on the Dow Jones Secondary Oil Index for the period of five and one half years commencing June 30, 1995 and ending December 31, 2000.

                     COMPARE 5-YEAR CUMULATIVE TOTAL RETURN
                         AMONG BELLWETHER EXPLORATION,
                     NASDAQ MARKET INDEX AND INDUSTRY INDEX

                              [PERFORMANCE GRAPH]

                     ASSUMES $100 INVESTED ON JUNE 30, 1995
                          ASSUMES DIVIDEND REINVESTED
                      FISCAL YEAR ENDING DECEMBER 31, 2000

------------------------------------------------------------------------------------------
                        6/95      6/96      6/97      12/97     12/98     12/99     12/00
------------------------------------------------------------------------------------------
 Bellwether
  Exploration          100.00    100.00    167.19    183.33     82.29     80.21    141.67
 Industry Index        100.00    122.16    145.91    151.58    102.61    126.04    180.00
 NASDAQ Market Index   100.00    125.88    151.64    165.66    233.64    412.08    259.01

           SECURITY OWNERSHIP OF BELLWETHER'S PRINCIPAL STOCKHOLDERS

     To Bellwether's knowledge, the persons indicated below have sole voting and investment power with respect to the shares indicated as owned by them, except as otherwise stated. The address for each director and beneficial owner of more than 5% of the outstanding shares of common stock is 1331 Lamar, Suite 1455, Houston, Texas 77010, unless otherwise indicated.

                                                               AMOUNT OF
                                                               BELLWETHER       PERCENT OF
NAME OF BENEFICIAL OWNER                                      COMMON STOCK        CLASS
------------------------------------------------------------  ------------      ----------
5% SHAREHOLDERS:
Rho Management Partners, L.P. ..............................   1,222,090(a)         8.7%
Dimensional Fund Advisors Inc...............................     857,900(b)         6.1%
Barberry Corp...............................................   1,042,700(c)         7.4%
Carl C. Icahn...............................................   1,042,700(c)         7.4%

DIRECTORS AND EXECUTIVE OFFICERS:
J. P. Bryan.................................................     791,497(d)         5.4%
Douglas G. Manner...........................................     333,334(e)        2.32%
Kent Williamson.............................................      66,667(f)           *
A. K. McLanahan.............................................      42,250(g)           *
Vincent H. Buckley..........................................      29,125(h)           *
Dr. Jack Birks..............................................      26,000(i)           *
Habib Kairouz...............................................     756,590(j)         5.4%
Townes G. Pressler..........................................      46,500(k)           *
Judy Ley Allen..............................................      40,000(l)           *
All executive officers and directors as a group (9
  persons)..................................................   2,131,963(m)        14.0%

---------------

 *      Under 1%
(a)     Based on a Schedule 13D/A filed on November 12, 1999, by Rho
        Management Partners, L.P. ("Rho"), Rho Management Trust III
        ("Trust III"), Rho Management Trust IV ("Trust IV"), Alpine
        Investment Partners ("Alpine"), XBF, Inc. ("XBF") and Joshua
        Ruch. With respect to these shares, Rho has sole voting and investment power over all shares, Trust III has sole voting and investment power over 225,000 shares, Trust IV has sole voting and investment power over 268,500 shares, Alpine has sole voting and investment power over 728,590 shares and Mr.
        Ruch has shared voting and investment power over all shares.
        The amount shown does not include 1,242 shares over which both Mr. Ruch and XBF, Inc. have sole voting and investment power and 25,000 shares held by Mr. Ruch individually. The address for all of the persons and entities described above, other than Rho, is c/o Rho Management Company, Inc., 152
        West 57th Street, New York, New York 10019. Rho's address is
        124 Dune Road, Quogue, New York 11959.
(b)     Based on a Schedule 13G filed on February 2, 2001 by
        Dimensional Fund Advisors Inc. ("Dimensional"). All shares reported are owned by Dimensional's advisory clients, no one of which, to the knowledge of Dimensional, owns more than 5% of the common stock. Dimensional disclaims beneficial ownership of all such shares. Dimensional's address is 1299
        Ocean Avenue, 11th Floor, Santa Monica, California 90401.
(c)     Based on a Schedule 13D filed on January 16, 2001 by
        Barberry Corp. ("Barberry") and Carl C. Icahn. Mr. Icahn is the sole shareholder of Barberry. Consequently, Mr. Icahn is in a position to determine the investment and voting decisions made by Barberry. Barberry's address is 100 South
        Bedford Road, Mount Kisco, New York 10549. Mr. Icahn's address is 767 Fifth Avenue, 47th Floor, New York, New York
        10153.

(d) Includes 150,000 shares of common stock and a warrant to acquire 100,000 shares of common stock beneficially owned by Torch Energy Advisors Incorporated ("Torch"). Mr. Bryan disclaims beneficial ownership of these shares. Mr. Bryan is Senior Managing Director, and a holder of 120,920 shares of common stock, representing a 23% ownership interest on a fully diluted basis, of Torch Acquisition Company, the parent corporation of Torch. Includes 529,000 shares of common stock which Mr. Bryan has the right to acquire within 60 days pursuant to options. Excludes 25,000 non-exercisable options.
(e) Includes 333,334 shares of common stock which Mr. Manner has the right to acquire within 60 days pursuant to options.
        Excludes 166,666 non-exercisable options which will become exercisable if the merger is consummated. In addition, Mr.
        Manner will be granted an additional 300,000 options if the merger is consummated.
(f) Includes 66,667 shares of common stock which Mr. Williamson has the right to acquire within 60 days pursuant to options.
        Excludes 133,333 non-exercisable options which will become exercisable if the merger is consummated. In addition, Mr.
        Williamson will be granted an additional 150,000 options if the merger is consummated.
(g) Includes 26,000 shares of common stock which Mr. McLanahan has the right to acquire within 60 days pursuant to options.
        Includes 10,000 shares of common stock owned in a trust of which Mr. McLanahan is a trustee.
(h) Includes 26,000 shares of common stock which Mr. Buckley has the right to acquire within 60 days pursuant to options.
(i) Includes 26,000 shares of common stock which Mr. Birks has the right to acquire within 60 days pursuant to options.
(j) Includes 28,000 shares of common stock which Mr. Kairouz has the right to acquire within 60 days pursuant to options.
        Includes 728,590 shares of common stock held by Alpine (see note (a) above). Mr. Kairouz, as Managing Director of Rho
        Management Company, Inc., the investment advisor for Alpine, has shared voting and investment power with respect to these shares.
(k) Includes 43,000 shares of common stock which Mr. Pressler has the right to acquire within 60 days pursuant to options and 2,000 shares of common stock owned indirectly through Teepee Petroleum Company, Inc.
(l) Includes 10,000 shares of common stock which Ms. Allen has the right to acquire within 60 days pursuant to options.
(m) Includes 1,088,001 shares of common stock which the officers and directors have the right to acquire within 60 days pursuant to options. Also includes a warrant to acquire
        100,000 shares of common stock.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Bellwether's directors and executive officers, and persons who own more than ten percent of a registered class of the Bellwether's equity securities, to file with the SEC and any exchange or other system on which such securities are traded or quoted, initial reports of ownership and reports of changes in ownership of Bellwether's common stock and other equity securities. Officers, directors and greater than ten percent stockholders are required by the SEC's regulations to furnish Bellwether and any exchange or other system on which such securities are traded or quoted with copies of all Section 16(a) forms they filed with the SEC.

     To Bellwether's knowledge, based solely on a review of the copies of such reports furnished to Bellwether and written representations that no other reports were required, Bellwether believes that all reporting obligations of Bellwether's officers, directors and greater than ten percent shareholders under
Section 16(a) were satisfied during the year ended December 31, 2000.

                      RATIFICATION OF INDEPENDENT AUDITORS

     The Bellwether board has appointed KPMG LLP, certified public accountants, as auditors to examine the financial statements of Bellwether for the fiscal year ending December 31, 2001, and to perform other appropriate accounting services and is requesting ratification of such appointment by the stockholders. In the event that the stockholders do not ratify the appointment of KPMG LLP, the adverse vote will be considered as a direction to the Bellwether board to select other auditors for the next fiscal year. However, because of the difficulty and expense of making any substitution of auditors after the beginning of the current fiscal year, it is contemplated that the appointment for the fiscal year ending December 31, 2001, will be permitted to stand unless the Bellwether board finds other reasons for making a change. It is understood that even if the selection of KPMG LLP is ratified, the Bellwether board, in its discretion, may direct the appointment of a new independent accounting firm at any time during the year if the Bellwether board feels that such a change would be in the best interests of Bellwether and its stockholders.

     The ratification of KPMG LLP requires the affirmative vote of holders of a majority of the shares of Bellwether common stock present, in person or proxy, and entitled to vote at the annual meeting.

     THE BELLWETHER BOARD RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE PROPOSAL TO APPROVE THE APPOINTMENT OF KPMG LLP AS BELLWETHER'S INDEPENDENT AUDITORS FOR FISCAL YEAR 2001.

                                    EXPERTS


     The audited financial statements of Bellwether as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000 are included in this joint proxy statement/prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, included herein, and upon the authority of said firm as experts in accounting and auditing.



     The financial statements of Bargo Energy Company as of December 31, 2000 and 1999 and for each of the two years in the period ended December 31, 2000 included in this joint proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.



     The Statement of Revenue and Direct Operating Expense of the East Texas Properties for each of the two years ended December 31, 1998 included in this joint proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.



     Information with respect to the oil and gas reserves associated with Bellwether's oil and gas properties is derived from the report of Ryder Scott Company Petroleum Engineers, independent consulting petroleum engineers, and has been included herein upon the authority of said firm as experts with respect to the matters covered by such report and in giving such report.


     Information with respect to the oil and gas reserves associated with Bargo's oil and gas properties is derived from the reports of Netherland Sewell & Associates, Inc. and T. J. Smith & Company, Inc. independent consulting petroleum engineers, and has been included herein upon the authority of said firms as experts with respect to the matters covered by such reports and in giving such reports.


     The Statements of Combined Revenues and Direct Operating Expenses of the Oil and Gas Properties Purchased by Bargo from Texaco for the years ended December 31, 1999 and 1998 included in this joint proxy statement/prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.


                                 LEGAL MATTERS

     The validity of the Bellwether common stock offered hereby will be passed upon by Haynes and Boone, LLP. In addition, Akin, Gump, Strauss, Hauer & Feld, L.L.P. and Haynes and Boone, LLP have delivered opinions to Bargo and Bellwether, respectively, as to certain tax matters. Haynes and Boone, LLP has represented Bargo on matters unrelated to the merger, and Akin, Gump, Strauss, Hauer & Feld, L.L.P. has represented Bellwether on matters unrelated to the merger.

                        BELLWETHER STOCKHOLDER PROPOSALS


     Pursuant to various rules promulgated by the SEC, any proposals of holders of Bellwether common stock intended to be presented to the annual meeting of stockholders of Bellwether to be held in 2002 must have been received by Bellwether, addressed to Lance Weaver, Director Investor Relations, 1331 Lamar, Suite 1455, Houston, Texas 77010-3039, no later than December 29, 2000, to be included in Bellwether's proxy statement and form of proxy relating to that meeting.


     In addition to the Securities and Exchange Commission rules described in the preceding paragraph, Bellwether's bylaws provide that for business to be properly brought before Bellwether's annual meeting by a stockholder, the stockholder must have given timely notice in writing of the business to be brought before the meeting. To be timely, a stockholder's notice must be delivered to or mailed and received at Bellwether's principal executive offices,
1331 Lamar, Suite 1455, Houston, Texas 77010-3039, on or before           ,
2001. A stockholder's notice to the Secretary must contain certain information specified in Bellwether's bylaws.

     Nominations of persons for election to Bellwether's board of directors may be made by a stockholder at a meeting of stockholders only pursuant to timely notice in writing to Bellwether's corporate secretary. To be timely, a stockholder's notice must be delivered to or mailed and received at Bellwether's principal executive offices, 1331 Lamar, Suite 1455, Houston, Texas 77010-3039
(i) with respect to an election to be held at the annual meeting of stockholders of Bellwether, on or before 90 days before the annual meeting, and (ii) with respect to an election to be held at an annual meeting of stockholders of Bellwether for the election of directors, not later than the close of business on the 10th day following the date on which notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever first occurs. Such stockholder's notice to the corporate secretary must contain certain information specified in Bellwether's bylaws.

                      WHERE YOU CAN FIND MORE INFORMATION

     Bellwether and Bargo file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-8330 for further information on the public reference room. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.


     Bellwether filed a Registration Statement on Form S-4 to register with the SEC the Bellwether common stock that Bellwether will issue to Bargo shareholders in the merger. This document is part of that Registration Statement and constitutes a prospectus of Bellwether in addition to being a proxy statement for Bellwether for the Bellwether annual meeting, a proxy statement for Bargo for Bargo's written consent and an annual report for Bellwether for the year ended December 31, 2000. As allowed by SEC rules, this document does not contain all of the information you can find in the Registration Statement or the exhibits to the Registration Statement.

     If you are a stockholder of Bellwether or Bargo, you can obtain copies of our annual and quarterly reports from us or the Securities and Exchange Commission. These documents are available from us without charge, excluding all exhibits. Stockholders may obtain reports of Bellwether by requesting them in writing from Bellwether at the following address:


                         Bellwether Exploration Company
                             1331 Lamar, Suite 1455
                           Houston, Texas 77010-3039
                         Attention: Investor Relations


     Stockholders may obtain reports of Bargo by requesting them in writing from Bargo at the following address:



                              Bargo Energy Company


                           700 Louisiana, Suite 3700


                              Houston, Texas 77002


                         Attention: Investor Relations


     If you would like to request documents from us, please do so by
            , 2001 so that you may receive them before the Bellwether annual meeting. You should rely only on the information contained in this document to vote on the proposals submitted by the Bellwether board. We have not authorized anyone to provide you with information that is different from what is contained
in this document. This document is dated               , 2001. You should not
assume that the information contained in this document is accurate as of any date other than such date, and neither the mailing of this document to shareholders of Bargo and stockholders of Bellwether nor the issuance of Bellwether common stock in the merger shall create any implication to the contrary.

     Bellwether has provided all of the information contained in this document with respect to Bellwether and Bargo has provided all of the information contained in this document with respect to Bargo.


     IF YOU OWN BELLWETHER COMMON STOCK, YOU ARE URGED TO SIGN, DATE AND PROMPTLY MAIL THE ENCLOSED PROXY IN THE ENCLOSED PREPAID ENVELOPE. PROMPT RETURN OF YOUR PROXY MAY SAVE BELLWETHER ADDITIONAL SOLICITATION EXPENSE. IF YOU OWN BARGO COMMON STOCK, YOU ARE URGED TO SIGN, DATE AND PROMPTLY MAIL THE ENCLOSED CONSENT FORM IN THE ENCLOSED PREPAID ENVELOPE.


     WE ENCOURAGE ALL BELLWETHER STOCKHOLDERS TO ATTEND THE BELLWETHER ANNUAL
MEETING ON             , 2001.

                         GLOSSARY OF OIL AND GAS TERMS

TERMS USED TO DESCRIBE QUANTITIES OF OIL AND NATURAL GAS

     - Bbl -- One stock tank barrel, or 42 US gallons liquid volume, of crude oil or other liquid hydrocarbons.

     - Bcf -- One billion cubic feet of natural gas.

     - Bcfe -- One billion cubic feet of natural gas equivalent.

     - BOE -- One barrel of oil equivalent, converting gas to oil at the ratio of 6 Mcf of gas to 1 Bbl of oil.

     - MBbl -- One thousand Bbls.

     - Mcf -- One thousand cubic feet of natural gas.

     - MMBbl -- One million Bbls of oil or other liquid hydrocarbons.

     - MMcf -- One million cubic feet of natural gas.

     - MBOE -- One thousand BOE.

     - MMBOE -- One million BOE.

     - MMBTU -- One million British thermal units.

TERMS USED TO DESCRIBE OUR INTERESTS IN WELLS AND ACREAGE

     - Gross oil and gas wells or acres -- Our gross wells or gross acres represents the total number of wells or acres in which we own a working interest.

     - Net oil and gas wells or acres -- Determined by multiplying "gross" oil and natural gas wells or acres by the working interest that we own in such wells or acres represented by the underlying properties.

TERMS USED TO ASSIGN A PRESENT VALUE TO OUR RESERVES

     - Standard measure of proved reserves -- The present value, discounted at 10%, of the pre-tax future net cash flows attributable to estimated net proved reserves. We calculate this amount by assuming that we will sell the oil and gas production attributable to the proved reserves estimated in our independent engineer's reserve report using year-end prices, unless we had a contractual arrangement specific to a property to sell the production for a different price. We also assume that the cost to produce the reserves will remain constant at the costs prevailing on the date of the report. The assumed costs are subtracted from the assumed revenues resulting in a stream of future net cash flows. Estimated future income taxes using rates in effect on the date of the report are deducted from the net cash flow stream. The after-tax cash flows are discounted at 10% to result in the standardized measure of our proved reserves. The standardized measure of our proved reserves is disclosed in our audited financial statements at note 16.

     - Discounted present value (pre-tax) -- The discounted present value of proved reserves is identical to the standardized measure, except that estimated future income taxes are not deducted in calculating future net cash flows. We disclose the discounted present value without deducting estimated income taxes to provide what we believe is a better basis for comparison of our reserves to the producers who may have different tax rates.

TERMS USED TO CLASSIFY OUR RESERVE QUANTITIES

     The SEC definition of proved oil and gas reserves, per Article 4-10(a)(2) of Regulation S-X, is as follows:

          Proved oil and gas reserves. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverage in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

             (a) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions net yet drilled, but which can be reasonable judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

             (b) Reserves which can be produced economically through application of improved recovery, techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

             (c) Estimates of proved reserves do not include the following: (1) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves"; (2) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geological, reservoir characteristics, or economic factors; (3) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (4) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

     - Proved developed reserves -- Proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

     - Proved undeveloped reserves -- Proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required.

TERMS WHICH DESCRIBE THE PRODUCTIVE LIFE OF A PROPERTY OR GROUP OF PROPERTIES

     - Reserve life -- A measure of the productive life of an oil and gas property or a group of oil and gas properties, expressed in years. Reserve life index for the years ended December 31, 1998, 1999 or 2000 equal the estimated net proved reserves attributable to a property or group of properties divided by production from the property or group of properties for the four fiscal quarters preceding the date as of which the proved reserves were estimated.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                              PAGE
                                                              ----
BARGO ENERGY COMPANY
Report of Independent Accountants dated March 1, 2001.......   F-2
Consolidated Balance Sheet at December 31, 2000 and 1999....   F-3
Consolidated Statement of Operations for the years ended
  December 31, 2000 and 1999................................   F-4
Consolidated Statement of Changes in Stockholders' Equity...   F-5
Consolidated Statement of Cash Flows........................   F-6
Notes to Consolidated Financial Statements for the years
  ended December 31, 2000 and 1999..........................   F-7
Report of Independent Accountants dated November 15, 1999...  F-21
Statement of Revenues and Direct Operating Expenses -- East
  Texas Properties..........................................  F-22
Notes to Historical Summaries of Revenues and Direct
  Operating Expenses of the East Texas Properties...........  F-23
Report of Independent Accountants dated April 28, 2000......  F-26
Statements of Combined Revenues and Direct Operating
  Expenses of the Oil and Gas Properties Purchased from
  Texaco....................................................  F-27
Notes to Statements of Combined Revenues and Direct
  Operating Expenses of the Oil and Gas Properties Purchased
  from Texaco...............................................  F-28
Unaudited Pro Forma Combined Financial Statements for the
  nine months ended September 30, 2000 and the year ended
  December 31, 1999.........................................  F-31
Unaudited Combined Balance Sheet for the nine months ended
  September 30, 2000 and year ended December 31, 1999.......  F-32
Unaudited Combined Statement of Operations for the nine
  months ended September 30, 2000 and year ended December
  31, 1999..................................................  F-33
Unaudited Combined Statement of Operations for the year
  ended December 31, 1999...................................  F-34
Notes to Unaudited Pro Forma Combined Financial
  Statements................................................  F-35
BELLWETHER EXPLORATION COMPANY
Independent Auditors' Report dated March 9, 2001............  F-36
Consolidated Balance Sheets as of December 31, 2000 and
  1999......................................................  F-37
Consolidated Statements of Operations for the years ended
  December 31, 2000, 1999 and 1998..........................  F-38
Consolidated Statements of Changes in Stockholders' Equity
  for the years ended December 31, 2000, 1999 and 1998......  F-39
Consolidated Statements of Cash Flows for the years ended
  December 31, 2000, 1999 and 1998..........................  F-40
Notes to Consolidated Financial Statements..................  F-41

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Bargo Energy Company

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of Bargo Energy Company and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As discussed in Note 2, the Company has announced that it intends to merge its operations into Bellwether Exploration Company. The transaction is expected to close in the spring of 2001.

PRICEWATERHOUSECOOPERS LLP

Houston, Texas
March 1, 2001

                     BARGO ENERGY COMPANY AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                           DECEMBER 31, 2000 AND 1999
                                 (IN THOUSANDS)

                                                                2000      1999
                                                              --------   -------
                                     ASSETS

Current assets:
  Cash and cash equivalents.................................  $  6,737   $ 2,375
  Trade accounts receivable:
         Accrued oil and gas sales..........................    21,495     7,629
    Joint interest billings.................................       525       210
    Advance to related party................................        --        19
                                                              --------   -------
         Total current assets...............................    28,757    10,233
                                                              --------   -------
Property and equipment:
  Oil and gas properties, full cost method..................   178,561    76,107
  Other.....................................................       830       696
                                                              --------   -------
         Total property and equipment.......................   179,391    76,803
  Less -- accumulated depletion, depreciation and
    amortization............................................   (24,727)   (6,220)
                                                              --------   -------
         Net property and equipment.........................   154,664    70,583
                                                              --------   -------
Other assets:
  Goodwill, net of accumulated amortization of $408 and
    $208, respectively......................................     1,592     1,792
  Loan costs, net of accumulated amortization of $2,422 and
    $436, respectively......................................     7,189     1,890
  Other.....................................................     3,295        41
                                                              --------   -------
         Total other assets.................................    12,076     3,723
                                                              --------   -------
         Total assets.......................................  $195,497   $84,539
                                                              ========   =======

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Current portion of long-term debt.........................        --   $     6
  Trade accounts payable....................................  $  7,915     2,623
  Accrued oil and gas proceeds payable......................     5,384     1,805
  Accrued interest payable..................................       419        84
  Accrued income taxes......................................    10,966        --
  Advance from related party................................       396       199
                                                              --------   -------
         Total current liabilities..........................    25,080     4,717
                                                              --------   -------
Long-term debt, less current portion........................    85,000    20,780
                                                              --------   -------
Deferred tax liability......................................     6,115     3,085
                                                              --------   -------
Commitments and contingencies (Note 11)
  Redeemable preferred stock; 10% cumulative; $.01 par
    value; 10,000,000 and 5,000,000 shares authorized as of
    December 31, 2000 and 1999, respectively; 5,000,000
    shares outstanding at December 31, 2000 and 1999, net of
    unamortized issuance costs..............................    57,699    51,664
                                                              --------   -------
Stockholders' equity:
  Common stock, $.01 par value; 200,000,000 and 120,000,000
    shares authorized, 87,932,726 shares issued and
    outstanding at December 31, 2000 and 1999,
    respectively............................................       921       921
  Additional paid-in capital................................     6,878     6,878
  Treasury stock, at cost...................................    (2,040)   (2,040)
  Retained earnings (deficit)...............................    15,844    (1,466)
                                                              --------   -------
         Total stockholders' equity.........................    21,603     4,293
                                                              --------   -------
         Total liabilities and stockholders' equity.........  $195,497   $84,539
                                                              ========   =======

                     BARGO ENERGY COMPANY AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS
                     YEARS ENDED DECEMBER 31, 2000 AND 1999
                     (IN THOUSANDS, EXCEPT FOR SHARE DATA)

                                                                  2000           1999
                                                              ------------    -----------
Revenues:
  Oil and gas sales.........................................  $    124,777    $    19,134
Costs and expenses:
  Lease operations and production taxes.....................        40,279          7,685
  General and administrative................................        10,341          3,659
  Depletion, depreciation and amortization..................        18,707          4,898
                                                              ------------    -----------
          Total expenses....................................        69,327         16,242
                                                              ------------    -----------
Other income and expense:
  Interest expense..........................................        14,619          2,378
  Interest income and other.................................          (255)            (8)
                                                              ------------    -----------
          Total other income and expense....................        14,364          2,370
                                                              ------------    -----------
Income before income taxes and extraordinary item...........        41,086            522
Income tax benefit (expense)................................       (16,208)           141
                                                              ------------    -----------
Income before extraordinary item............................        24,878            663
Extraordinary loss on extinguishment of debt, net of tax of
  $939......................................................        (1,533)            --
                                                              ------------    -----------
Net income..................................................        23,345            663
Redeemable preferred stock dividends, including accretion
  (Note 3)..................................................        (6,035)        (3,473)
                                                              ------------    -----------
Net income (loss) available to common stockholders..........  $     17,310    $    (2,810)
                                                              ------------    -----------
Earnings (loss) per common share -- basic:
  Income (loss) per common share before extraordinary
     loss...................................................  $        .21    $      (.04)
  Extraordinary loss........................................          (.01)            --
                                                              ------------    -----------
  Net income (loss) per common share........................  $        .20    $      (.04)
                                                              ============    ===========
Earnings (loss) per common share -- diluted:
  Income (loss) per common share before extraordinary
     loss...................................................  $        .18    $      (.04)
  Extraordinary loss........................................          (.01)            --
                                                              ------------    -----------
  Net income (loss) per common share........................  $        .17    $      (.04)
                                                              ============    ===========
Weighted average common and common equivalent shares
  outstanding:
  Basic.....................................................    87,933,000     75,942,000
  Diluted...................................................   103,179,000     75,942,000

   The accompanying notes are an integral part of these financial statements.

                     BARGO ENERGY COMPANY AND SUBSIDIARIES

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 2000 AND 1999
                     (IN THOUSANDS, EXCEPT FOR SHARE DATA)

                                           PREFERRED STOCK       COMMON STOCK       ADDITIONAL      TREASURY STOCK       RETAINED
                                          -----------------   -------------------    PAID-IN     ---------------------   EARNINGS
                                           SHARES    AMOUNT     SHARES     AMOUNT    CAPITAL       SHARES      AMOUNT    (DEFICIT)
                                          --------   ------   ----------   ------   ----------   -----------   -------   ---------
Balances, December 31, 1998.............   100,000    $ 1     22,320,066    $223      $6,543                              $ 1,344
  Stock issuance costs..................                                                (420)
  Shares issued for options exercised...                          37,720                  10
  Preferred shares converted to common
    shares..............................  (100,000)    (1)    26,000,000     260        (259)
  Shares issued at reorganization (Note
    3)..................................                      43,815,810     438        (438)
  Treasury shares acquired by
    assignment..........................                                               1,951     $(3,902,818)  $(1,951)
  Treasury shares acquired for cash.....                                                            (338,052)      (89)
  Stock options repurchased.............                                                (509)
  Redeemable preferred stock dividends,
    including accretion (Note 3)........                                                                                   (3,473)
  Net income............................                                                                                      663
                                          --------    ---     ----------    ----      ------     -----------   -------    -------
Balances, December 31, 1999.............        --     --     92,173,596     921       6,878      (4,240,870)   (2,040)    (1,466)
  Redeemable preferred stock dividends,
    including accretion (Note 3)........                                                                                   (6,035)
  Net income............................                                                                                   23,345
                                          --------    ---     ----------    ----      ------     -----------   -------    -------
Balances, December 31, 2000.............        --    $--     92,173,596    $921      $6,878      (4,240,870)  $(2,040)   $15,844
                                          ========    ===     ==========    ====      ======     ===========   =======    =======

                                              TOTAL
                                          STOCKHOLDERS'
                                             EQUITY
                                          -------------
Balances, December 31, 1998.............     $ 8,111
  Stock issuance costs..................        (420)
  Shares issued for options exercised...          10
  Preferred shares converted to common
    shares..............................          --
  Shares issued at reorganization (Note
    3)..................................          --
  Treasury shares acquired by
    assignment..........................          --
  Treasury shares acquired for cash.....         (89)
  Stock options repurchased.............        (509)
  Redeemable preferred stock dividends,
    including accretion (Note 3)........      (3,473)
  Net income............................         663
                                             -------
Balances, December 31, 1999.............       4,293
  Redeemable preferred stock dividends,
    including accretion (Note 3)........      (6,035)
  Net income............................      23,345
                                             -------
Balances, December 31, 2000.............     $21,603
                                             =======

   The accompanying notes are an integral part of these financial statements.

                     BARGO ENERGY COMPANY AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 2000 AND 1999
                                 (IN THOUSANDS)

                                                                2000        1999
                                                              ---------   --------
Cash flows from operating activities:
  Net income................................................  $  23,345   $    663
  Adjustments to reconcile net income to net cash provided
     by operating activities:
  Depletion, depreciation and amortization..................     18,707      4,898
     Extraordinary loss on extinguishment of debt...........      2,472
     Amortization of debt issue costs.......................      4,451        411
     Deferred income taxes..................................      3,030       (141)
                                                              ---------   --------
                                                                 52,005      5,831
     Change in working capital items:
       (Increase) in accounts receivable....................    (14,181)    (5,202)
       Decrease (increase) in advances to related parties...         19        (12)
       Increase in accounts payable and accrued
        liabilities.........................................     20,172      2,111
       Increase (decrease) in advances from related
        parties.............................................        197       (367)
       Other................................................     (3,254)
                                                              ---------   --------
       Net cash provided by operating activities............     54,958      2,361
                                                              ---------   --------
Cash flows from investing activities:
  Acquisition of oil and gas properties.....................   (152,575)   (25,666)
  Development costs.........................................     (8,517)    (2,234)
  Acquisition of property and equipment.....................       (134)       (99)
  Proceeds from the sale of oil and gas properties..........     58,638
                                                              ---------   --------
          Net cash (used in) investing activities...........   (102,588)   (27,999)
                                                              ---------   --------
Cash flows from financing activities:
  Proceeds from issuance of debt............................    220,650     18,935
  Proceeds from issuance of redeemable preferred stock......                50,000
  Stock issuance costs......................................                (2,229)
  Purchase of treasury stock................................                   (89)
  Repurchase of stock options...............................                  (509)
  Repayment of debt.........................................   (156,436)   (38,009)
  Debt issue costs..........................................    (12,222)    (1,337)
  Proceeds from exercise of stock options...................                    10
                                                              ---------   --------
          Net cash provided by financing activities.........     51,992     26,772
                                                              ---------   --------
Net increase in cash........................................      4,362      1,134
Cash and cash equivalents, beginning of year................      2,375      1,241
                                                              ---------   --------
Cash and cash equivalents, end of year......................  $   6,737   $  2,375
                                                              =========   ========
Supplemental information:
  Cash paid during the year for interest....................  $   9,831   $  2,162
  Cash paid during the year for income taxes................      1,273         --
Noncash investing and financing activities:
  See Notes 3 and 5

   The accompanying notes are an integral part of these financial statements.

                     BARGO ENERGY COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Company Operations

     Bargo Energy Company (the Company or Bargo) is engaged primarily in the acquisition, development and production of oil and gas reserves and operation of oil and gas wells.

     The accompanying financial statements include the accounts of the Company and its wholly-owned subsidiaries. In 1999, the subsidiaries included Alaska Eldorado Gold Company (AEG), Future Cal-Tex Corporation (FCT), Future Energy Corporation (FEC) and Future Petroleum Corporation of Texas (FPCT). On February 16, 2000, Bargo reorganized its corporate structure by merging FEC into FPCT and dissolving AEG. Pursuant to the merger, FPCT was renamed Bargo Petroleum Corporation (BPC). As of December 31, 2000, Bargo held 100% ownership of BPC and FCT. Intercompany accounts and transactions are eliminated in consolidation.

     On April 26, 1999 (the Effective Date), Future Petroleum Corporation, a Utah corporation (Future), merged with Bargo Energy Company, a Texas corporation (Bargo). Bargo was incorporated under the name FPT Corporation on January 26, 1999 as a wholly-owned subsidiary of Future, solely for the purpose of reincorporating Future in Texas.

     The reincorporation occurred pursuant to a merger agreement dated April 6, 1999 entered into between Future and Bargo (Merger Agreement). In accordance with the terms of the Merger Agreement, Future merged into Bargo, with Bargo as the surviving corporation. On the Effective Date, each of the 22,320,066 shares of Future common stock were converted into one share of Bargo's common stock and each of the 100,000 shares of Future's preferred stock were converted into one share of Bargo preferred stock. Because the merger was a reincorporation merger between Future and its wholly-owned subsidiary Bargo, the merger was treated as a combination of entities under common control.

     The reincorporation merger increased the Company's authorized capital stock from 30.2 million shares to 125 million shares of which 120 million shares are common stock and 5 million shares are preferred stock. On April 10, 2000, the Company's articles of incorporation were amended to increase the authorized common shares to 200 million and authorized preferred shares to 10 million (Note
8).

  Oil and Gas Properties

     The Company uses the full-cost method of accounting for its oil and gas properties. The Company's properties are all located in the continental United States, primarily in Texas, Louisiana, California and New Mexico, and therefore, its costs are capitalized in one cost center. Under the full-cost method, all costs related to the acquisition, exploration or development of oil and gas properties are capitalized into the "full-cost pool." Such costs include those related to lease acquisitions, drilling and equipping of productive and nonproductive wells, delay rentals, geological and geophysical work and certain internal costs directly associated with the acquisition, exploration or development of oil and gas properties. Internal costs capitalized were $0 and $270,000 in 2000 and 1999, respectively. Upon the sale or disposition of oil and gas properties, no gain or loss is recognized, unless such adjustments of the full-cost pool would significantly alter the relationship between capitalized costs and proved reserves.

     Under the full-cost method of accounting, a "full-cost ceiling test" is required wherein net capitalized costs of oil and gas properties cannot exceed the present value of estimated future net revenues from proved oil and gas reserves, discounted at 10%, less any related income tax effects.

     Depletion, depreciation and amortization of oil and gas properties is computed using the unit-of-production method based on estimated proved oil and gas reserves. Depletion, depreciation and amortization per equivalent barrel of oil was approximately $3.99 and $3.68 for the years ended December 31, 2000 and 1999.

                     BARGO ENERGY COMPANY AND SUBSIDIARIES

  Other Property

     Other property and equipment consists of office furniture, fixtures, equipment and leasehold improvements, which are carried at cost. Depreciation is provided using the straight-line method over estimated useful lives ranging from three to 39 years. Gain or loss on retirement or sale or other disposition of assets is included in income in the period of disposition.

  Revenue Recognition

     The Company recognizes sales of oil and gas on the sales method. Under this method, oil and gas revenues are recorded when oil and natural gas production is sold to purchasers on its behalf. An imbalance liability is recorded if the Company's sales of oil or gas exceeds its estimated remaining recoverable reserves.

  Income Taxes

     Deferred income taxes are recorded for the temporary differences between the tax and financial statement bases of assets and liabilities and adjusted when new tax rates are enacted.

     The Company evaluates the need for a valuation allowance for deferred tax assets based upon the expected realizability of the temporary differences at the date of the reversal. Changes in valuation allowances are reflected in earnings when recorded.

  Net Income (Loss) Per Common Share

     Net income or loss per common share is based on the weighted average number of common shares outstanding. In accordance with SFAS 128, "Earnings Per Share," income available to common stockholders is reduced by the amount of dividends on cumulative preferred stock and accretion of related stock issuance costs. At December 31, 2000 the calculation of weighted average shares is as follows:

Weighted average basic common shares outstanding............   87,933,000
Options and warrants (treasury stock method)................   15,246,000
                                                              -----------
Weighted-average fully diluted..............................  103,179,000
                                                              ===========

The Company's common stock equivalents, which consisted of stock options and warrants, were antidilutive in 1999.

  Cash Equivalents

     The Company considers cash and unrestricted interest-bearing deposits with original maturities of three months or less to be cash equivalents.

  Use of Estimates and Certain Significant Estimates

     The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Significant assumptions are required in the valuation of proved oil and gas reserves which, as described above, may affect the amounts at which oil and gas properties are recorded. Actual results could differ from those estimates.

                     BARGO ENERGY COMPANY AND SUBSIDIARIES

  Stock-Based Compensation

     The Company accounts for stock options and warrants granted to directors and employees by the intrinsic method pursuant to APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations.

  Goodwill

     The excess of the Company's cost over its underlying net assets is being amortized using the straight-line method over the estimated remaining life of the assets over a period not to exceed 10 years. Such amortization is included in depreciation, depletion and amortization.

     In accordance with APB 17, Intangible Assets, and with SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, the Company periodically evaluates the propriety of the carrying amount of goodwill, as well as the amortization period, to determine whether current events or circumstances warrant adjustments to the carrying value and/or revised estimates of useful lives. These evaluations are based on projected future discounted estimated cash flows utilizing reasonable assumptions as to future prices and costs. At this time, the Company believes no such impairment has occurred and no reduction in useful lives is warranted.

  Hedging Activities

     The Company engages in certain hedging activities related to the purchase and delivery of oil and gas in the future. Such activities are accounted for in accordance with Statement of Financial Accounting Standard No. 80, "Accounting for Futures Contracts" (SFAS 80). The gains and losses on hedging contracts are included as a reduction of revenues.

  Concentration of Business

     The Company's business is concentrated in the sale of oil, gas and NGLs. Market conditions of the oil and gas industry, particularly the price of oil and gas, influence the results and level of the Company's business.

  Fair Value of Financial Instruments

     The reported amounts of the Company's financial instruments (including cash, receivables, payables, and debt) approximate fair value due to the short maturities of these financial instruments or market rates of interest. The Company's financial instruments related to hedging activities are discussed in
Note 14.

2. PLANNED MERGER WITH BELLWETHER EXPLORATION COMPANY

     On January 23, 2001, the Board of Directors of Bargo Energy Company approved the merger of the Company into Bellwether Exploration Company (Bellwether). According to the terms of the merger agreement, holders of Bargo Energy Company common stock will receive $1.26 per share (if the average closing price for the twenty trading days ending 3 days before closing, of Bellwether common stock is between $7.00 and $9.00 per share). If the average closing price of Bellwether common stock exceeds $9.00, Bargo stockholders will receive more value per share, and if the average closing price of Bellwether common stock is less than $7.00, Bargo shareholders will receive less value per share. Holders of Bargo common stock will receive a combination of cash and Bellwether common stock as consideration. The proportion of cash and stock will depend on the number of Bargo stock options and warrants exercised prior to closing. Closing is expected in spring 2001.

     Unless the outstanding preferred stock described at Note 3 is redeemed prior to the merger, Bargo preferred shareholders will receive $50 million, the redemption price of the stock, plus approximately $9 million in accrued and unpaid dividends at December 31, 2000.

     No effects from the planned merger are reflected in the financial statements at December 31, 2000.

                     BARGO ENERGY COMPANY AND SUBSIDIARIES

3. PREFERRED STOCK ISSUANCE

     On May 14, 1999, the Company sold 5 million shares of a newly created class of preferred stock, Cumulative Redeemable Preferred Stock, Series B (Preferred Stock), to a group of investors in exchange for an aggregate purchase price of $50 million. As additional consideration, the Company issued an aggregate of 43,815,810 shares of its common stock to the Investors equal to 40% of the outstanding common stock (on a fully diluted basis). At the time of issuance of the Preferred Stock, due to the financial condition of the Company and the absence of stock transactions in the marketplace, the Company determined that there was de minimus value to the common shares issued. If the Company redeems all of the outstanding shares of Preferred Stock prior to May 14, 2001, the Investors must sell back to the Company 6.25% of the shares of Common Stock originally issued to the Investors for $100 in the aggregate.

     Prior to the Equity Backstop transaction described at Note 6, the investors were required to sell back 12.5% of the common shares.

     Dividends on the Preferred Stock equal to 10% per annum are payable quarterly. The dividend rate is subject to increase (but in no event to more than 16%) or decrease (but in no event to less than 10%) based upon the Company's ratio of assets to liabilities which is calculated on January 1 and July 1 of each year or at such other time as requested by the Investors. The dividend rate on the preferred stock was 10% in 2000 and 1999. The Preferred Stock may be redeemed at any time by the Company and must be redeemed upon the occurrence of certain events, including upon the fifth anniversary of the issue date or upon a change of control. The Preferred Stock is redeemable for $50 million and unpaid cumulative dividends. A change of control is deemed to occur upon any merger, reorganization, purchase or sale of more than 50% of the Company's voting securities, the sale of substantially all of the assets of the Company or at any time Tim Goff ceases to serve as the Company's Chief Executive Officer. The Company is prohibited from taking certain actions, including authorizing, creating or issuing any shares of capital stock, amending the articles of incorporation of the Company and authorizing a merger or change of control, without the consent of the holders of a majority of the outstanding shares of Preferred Stock.

     As of December 31, 2000 and 1999, holders of shares of the Series B Preferred were entitled to receive, when, and if declared by the Board of Directors, as legally available, cumulative dividends totaling $8,917,000 and $3,244,000, respectively. Issuance costs totaling $1,809,000 related to the offering are being accreted ratably over five years. As of December 31, 2000 and 1999, $591,000 and $229,000, respectively, of issuance costs had been accreted into the Series B Preferred Stock.

     The Preferred Stock is expected to be redeemed upon completion of the merger described in Note 2.

4. RELATED-PARTY TRANSACTIONS

     As of December 31, 2000, the Company owed BEC Partnership (BEC) $103,000 for costs incurred on its behalf. The Chairman of the Board and Chief Executive Officer of the Company and another director of the Company both have a material interest in both BER Partnership LP (BER) and BEC.

     At December 31, 1999, Pledger Partners, Ltd. (Pledger) owed the Company $19,000 for costs incurred on its behalf. At December 31, 1999, all of the partners in Pledger were also shareholders of the Company.

     During the years ended December 31, 2000 and 1999, the Company incurred field operating fees of $661,000 and $94,000, respectively, and reimbursed direct field expenses in the amount of $1,288,000 and $163,000, respectively, to Gas Solutions, Ltd. (a Texas limited partnership) in which the Chairman of the Board and Chief Executive Officer and another Director own significant interests. Fees and reimbursed expenses due to Gas Solutions, Ltd. were $293,000 and $199,000 at December 31, 2000 and 1999, respectively.

     See Notes 5 and 7 for additional related party disclosures.

                     BARGO ENERGY COMPANY AND SUBSIDIARIES

5. OIL AND GAS PROPERTY ACQUISITIONS AND DISPOSITIONS

     On March 31, 2000, the Company acquired interests in oil and gas properties from Texaco Exploration and Production, Inc., Four Star Oil and Gas Company and McFarland Energy, Inc. (Texaco Acquisition) for a gross purchase price of $161.1 million, before closing adjustments of approximately $20 million. The final adjustment amounts remain subject to resolution of certain title and preferential rights issues. Such amount has been included as an addition to oil and gas properties. The effective date of the purchase was January 1, 2000. The properties are located in the Permian Basin, East Texas, Oklahoma and Kansas. The Company utilized a new credit facility to acquire the properties (Note 6).

     On May 31, 2000 the Company sold its Ardmore Basin producing oil and gas properties in southern Oklahoma to Le Norman Partners, LLC for $31.9 million. Proceeds from the sales were used to pay down outstanding indebtedness under the Company's term and revolving credit facility (Note 6). Additionally, the Company has sold various non-strategic assets in the Permian Basin, East Texas and Kansas. Proceeds from these sales generated approximately $27 million, prior to closing adjustments, which have been used to pay down outstanding indebtedness. No gain or loss was recognized on these dispositions and the full cost pool was adjusted for the sales proceeds.

     On May 14, 1999, Bargo acquired certain interests, effective January 1, 1999, in the Raccoon Bend field located in Austin and Waller Counties, Texas from Exxon Corporation. The Company purchased a 100% working interest and a net revenue interest approximating 80% of this field, which has approximately 65 active wells. The purchase price was approximately $10 million.

     On September 13, 1999, the Company acquired interests in 40 leases, a waterflood unit, over 60 royalty properties and an oil transportation contract in the East Texas Field (East Texas Acquisition) from Atlantic Richfield Company, effective October 1, 1999. The purchase price was approximately $16 million.

     On January 12, 2001, the Company completed the sale of its California properties located in Kern County, California (California Properties) to Merit Partners, L.P. and Merit Energy Partners III, L.P. for $39.45 million before final closing adjustments. Proceeds from the sale of the California properties have been used to reduce outstanding indebtedness. On February 1, 2001, the Company also sold various producing oil and gas properties to various purchasers at the Oil & Gas Asset Clearinghouse auction for a sales price of approximately $17 million.

     The following unaudited pro forma information is presented as of the interests in the oil and gas properties had been acquired or disposed of at the beginning of the respective periods. The following table includes the Texaco Acquisition, East Texas Acquisition and disposition of the California Properties.

                                                                  2000          1999
                                                              ------------   -----------
Revenues....................................................  $138,472,000   $97,973,000
Net income from continuing operations.......................    26,426,000     3,937,000
Net income per share from continuing operations -- basic....          0.23          0.01
Net income per share from continuing
  operations -- diluted.....................................          0.20          0.01

6. LONG-TERM DEBT

     Effective March 31, 2000, the Company entered into a new syndicated credit agreement (Credit Agreement) with Chase Bank of Texas (Chase) and several other energy lending banks (all banks shall be referred to collectively as the Banks), with Chase serving as administrative agent. Proceeds from the new Credit Agreement were used to fully refinance the Company's previous bank indebtedness and finance the Texaco Acquisition. Borrowings under the Credit Agreement are secured by mortgages covering substantially all of the Company's producing oil and gas properties. As required by the Credit Agreement, the Company has hedged 75% of estimated oil production generated from the Texaco Acquisition through 2001 (Note 14). In accordance

                     BARGO ENERGY COMPANY AND SUBSIDIARIES
with the Credit Agreement the Banks were paid various underwriting, administrative and advisory fees totaling $4.4 million.

     The Credit Agreement provides for a total commitment amount of $245 million, comprised of a revolving and a term facility. The total commitment amount under the term facility was $45 million, which was repaid on October 10, 2000.

     The total commitment amount under the revolving facility is $200 million with an initial $160 million borrowing base (Borrowing Base). As of March 1, 2001, the borrowing base was reduced to $120 million. The revolving facility matures March 31, 2003. According to the change of control provisions, the Credit Agreement will become payable (and is expected to be refinanced) if the merger agreement described at Note 2 occurs. Borrowings under the revolving facility as of December 31, 2000 were $85 million. Borrowings totaled $17 million at March 1, 2001.

     Under the revolving facility, the Company has a choice of two different interest rates; the Base Rate or the LIBO Rate. While the term facility is outstanding, the debt under the revolving credit facility bares interest under the Base Rate (which is the higher of the lender's "PrimeRate" or the Federal Funds Rate plus .5%) plus an applicable margin of 1.0% or interest under the LIBO Rate at the LIBO rate (reserve adjusted) plus 2.5%. The applicable rate at December 31, 2000 was 8.5%. The Company may convert any portion of the outstanding debt from one interest rate type to another in increments of $1 million.

     The new Credit Agreement contains certain restrictive covenants. The more significant covenants require the Company to maintain a current ratio of 1 to 1; interest coverage of 2.5 to 1 and total debt to EBITDA of 3.5 to 1.

     The term facility bore interest under the Base Rate plus an applicable margin of 2.0% or interest under the LIBO Rate at the LIBO rate (reserve adjusted) plus 3.5%. The Company could convert any portion of the outstanding debt from one interest rate type to another in increments of $1 million.

     The Company was subject to various commitment and other fees associated with the Credit Agreement. At December 31, 2000, there were $419,291 of accrued interest and fees payable.

     In connection with the new Credit Agreement, the Company wrote off $1,696,000 of loan costs related to the previously existing revolving credit agreement. Such amounts are shown, net of tax, as an extraordinary item.

     In August 1998, the Company entered into a Credit Agreement with Bank of America providing for a $20 million revolving line of credit (the Credit Agreement). The line of credit was comprised of two tranches, Tranche A (a revolving line of credit to convert to a four-year term loan on December 4,
1999) and Tranche B (a revolving line of credit). In connection with the May 14, 1999 equity transaction (Note 3), the Company paid down Tranche A to $2.5 million. The Company repaid the full amount outstanding under Tranche B with the May 14, 1999 equity transaction.

     On September 30, 1999 the Company amended and restated the Credit Agreement to increase the commitment from Bank of America and two additional banks to $100 million. The revolver had a borrowing base of $55 million and was due in 2002.

     The Credit Agreement was secured by the Company's interest in underlying oil and gas properties and contained certain restrictive covenants, the more significant of which required the Company to maintain (as defined in the Credit Agreement) a quarterly minimum tangible net worth, a quarterly minimum current ratio and a quarterly interest coverage ratio.

     The Company had a choice of two different interest rates; the Base Rate or the LIBO Rate. The debt bore interest under the Base Rate (which is the higher of the lender's "Prime Rate" or the Federal Funds Rate plus .5%) plus an applicable margin of .75%. The debt bore interest under the LIBO Rate at the LIBO Rate (reserve adjusted) plus 1.75%. The Company could convert any portion of the outstanding debt from one

                     BARGO ENERGY COMPANY AND SUBSIDIARIES
interest rate type to another in increments of $500,000 with a minimum transfer amount of $1,000,000. Borrowings under the Credit Agreement were approximately $20.8 million as of December 31, 1999. The applicable rate at December 31, 1999 was 8.2%.

7. EQUITY BACKSTOP

     The Company received commitments from its current preferred stockholders to purchase preferred stock, and also received a commitment from one of its lenders ("Converting Lender") to convert a portion of the term facility into preferred stock, in an amount sufficient in the aggregate to repay the term facility (Note
6) in full at maturity ("Equity Backstop"). In order to secure the Equity Backstop, the Company paid an Equity Backstop fee of $1.35 million to the preferred stockholders and the Converting Lender. This fee has been included as debt issuance costs related to the Credit Agreement. The Company repaid the term facility on October 10, 2000, thereby canceling the Equity Backstop commitments. The Company recorded an extraordinary loss of $481,000, net of tax, related to the write-off of the fees associated with the Equity Backstop commitments in October 2000.

8. STOCKHOLDERS' EQUITY

     During 1999, in exchange for 3,902,818 common shares, Bargo assumed liabilities for stock to be assigned to the former employees of BER, BEC, and TJG Investments, Inc. The obligation was extinguished when Bargo issued options (which vested immediately) for the shares previously due to be assigned to these former employees. The transaction had no impact on 1999 results of operations since the transaction was capital in nature and the options granted were not dependent on employment with Bargo. In December 1999, the Company repurchased a portion of such options (totaling 1,020,408 shares) for $509,000.

     As part of the refinancing associated with the Texaco acquisition, the Company received the Equity Backstop (Note 7) from several of its current preferred stockholders and one of its lenders. As a result of the Equity Backstop, the Company initiated a Consent Action to increase the Company's authorized common shares to 200 million and authorized preferred shares to 10 million capital stock, in preparation for the potential issuance of additional shares as a result of the Equity Backstop. This Consent Action was approved by a majority of the Company's stockholders on March 13, 2000 and became effective April 10, 2000 (Note 1).

9. STOCK OPTIONS AND WARRANTS

  1999 Stock Incentive Plan

     In May 1999, the Company adopted the 1999 Stock Incentive Plan which provides for stock options to be granted to employees with exercise prices not less than the fair market value of the underlying common stock. These have a term of ten years from the date of grant and generally vest over a three year period from the date of grant. No options were granted in 2000. During the year ended December 31, 1999 approximately 26 million options were granted under this plan, including the 3.9 million options discussed in Note 8, to employees of the Company at exercise prices ranging from $0.01 to $0.50 per share. As of December 31, 2000 and 1999, 25 million options were outstanding, with a weighted average exercise price of $0.13 per share. As of December 31, 2000, 11.1 million of these options were fully vested.

     For all options granted during 1999, the market price of the Company's common stock on the grant date was not greater than the exercise price.

     If not previously exercised, all options outstanding at December 31, 2000 will expire in 2009.

                     BARGO ENERGY COMPANY AND SUBSIDIARIES

  1993 Employee Incentive Plan

     The Company has a stock option plan, under which key employees may be granted options to purchase the Company's common stock at prices equal to market value at the date of grant (110% of market value for stockholders with more than 10% of the outstanding stock). The options may be exercised anytime within five to ten years of the date of grant.

     The following is a summary of activity under this stock option plan for the years ended December 31,2000 and 1999:

                                                            2000                   1999
                                                    --------------------   --------------------
                                                                WEIGHTED               WEIGHTED
                                                                AVERAGE                AVERAGE
                                                     NUMBER     EXERCISE   NUMBER OF   EXERCISE
                                                    OF SHARES    PRICE      SHARES      PRICE
                                                    ---------   --------   ---------   --------
Outstanding, beginning of year....................   660,000     $0.43      737,844     $0.41
  Cancelled or expired............................                          (40,124)     0.24
  Granted.........................................                               --        --
  Exercised.......................................                          (37,720)     0.27
                                                     -------     -----     --------     -----
Outstanding, end of year..........................   660,000     $0.43      660,000     $0.43
                                                     =======     =====     ========     =====

     All options outstanding at December 31, 2000 and 1999, and those exercised during 2000 and 1999, were granted to employees or stockholders of the Company.

     If not previously exercised, options outstanding at December 31, 2000 will expire as follows:

                                                                          WEIGHTED
                                                                          AVERAGE
                                                               NUMBER     EXERCISE
                                                              OF SHARES    PRICE
                                                              ---------   --------
2001........................................................    20,000     $0.44
2002........................................................   290,000       .45
2008........................................................   350,000       .41
                                                               -------
          Total.............................................   660,000
                                                               =======

  Warrants and Other Stock Options

     The Company has also granted warrants and other options which are summarized as follows for the years ended December 31, 2000, and 1999:

                                                             2000                   1999
                                                     --------------------   --------------------
                                                                 WEIGHTED               WEIGHTED
                                                                 AVERAGE                AVERAGE
                                                      NUMBER     EXERCISE    NUMBER     EXERCISE
                                                     OF SHARES    PRICE     OF SHARES    PRICE
                                                     ---------   --------   ---------   --------
Outstanding, beginning of year.....................   275,000     $0.62      275,000     $0.62
Expired options....................................   (25,000)     2.50           --        --
                                                      -------     -----      -------     -----
Outstanding, end of year...........................   250,000     $0.43      275,000     $0.62
                                                      =======     =====      =======     =====

     All outstanding warrants were exercisable at December 31, 2000. If not previously exercised, all warrants outstanding at December 31, 2000 will expire by the year 2003.

                     BARGO ENERGY COMPANY AND SUBSIDIARIES

  Pro Forma Stock-Based Compensation Disclosures

     As described in Note 1, the Company applies the intrinsic method of accounting as proscribed under APB Opinion No. 25 and related interpretations in accounting for its stock options. Accordingly, no compensation cost has been recognized for grants of options to employees since the exercise prices were not lower than the market prices of the Company's common stock on the measurement dates. Had compensation been determined based on the estimated fair value at the measurement dates for awards under those plans consistent with the method prescribed by SFAS No. 123, the Company's 2000 and 1999 net income and earnings
(loss) per share would have been changed to the pro forma amounts indicated below:

                                                                2000         1999
                                                              ---------    --------
                                                              (IN THOUSANDS, EXCEPT
                                                                 FOR SHARE DATA)
Net income:
  As reported...............................................   $23,345      $  663
  Pro forma.................................................    22,792         110
Net income (loss) per share of common stock -- Basic:
  As reported...............................................   $  0.20      $(0.04)
  Pro forma.................................................      0.19       (0.04)
Net income (loss) per share of common stock -- diluted:
  As reported...............................................   $  0.17      $(0.04)
  Pro forma.................................................      0.16       (0.04)

     The estimated fair value of each employee option and warrant granted in 1999 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1999
                                                              ------------
Expected volatility.........................................       188%
Risk-free interest rate.....................................      6.41%
Expected term (in years)....................................        10

     No options or warrants were granted in 2000.

     In accordance with the provisions of the merger agreement (Note 2), as a result of the change in control and further actions by the Board of Directors, stock options under Bargo's plans will become fully vested at the time of the planned merger. In accordance with the terms of the merger agreement, Bargo will redeem a portion of the stock options for cash and convert the remainder into Bellwether common stock.

10. INCOME TAXES

     The Company's provision (benefit) for income taxes was comprised of the following for the years ended December 31, 2000 and 1999:

                                                                 2000         1999
                                                              -----------   ---------
Current tax provision.......................................  $13,178,000   $      --
Deferred tax (benefit)......................................    3,030,000    (141,000)
                                                              -----------   ---------
Provision for income taxes..................................  $16,208,000   $(141,000)

                     BARGO ENERGY COMPANY AND SUBSIDIARIES

     The primary reasons for the difference between tax expense (benefit) at the statutory federal income tax rate and the Company's provision (benefit) for income taxes were:

                                                                 2000         1999
                                                              -----------   ---------
Theoretical tax at federal rate.............................  $14,380,000   $ 177,000
Release of valuation allowance..............................     (166,000)   (353,000)
State taxes, net of federal benefit.........................    1,674,000
Other.......................................................      320,000      35,000
                                                              -----------   ---------
                                                              $16,208,000   $(141,000)
                                                              ===========   =========

     The Company was subject to state taxes in 2000 due to the increased profitability of the Company, the corporate reorganization (Note 1), and the acquisitions of oil and gas properties (Note 5).

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 2000 and 1999 were as follows:

                                                                 2000         1999
                                                              ----------   -----------
Oil and gas properties......................................  $5,669,000   $ 4,047,000
Net operating loss..........................................    (705,000)   (1,249,000)
Valuation allowance.........................................     121,000       287,000
Other.......................................................   1,030,000
                                                              ----------   -----------
Net deferred tax liability..................................  $6,115,000   $ 3,085,000
                                                              ==========   ===========

     Other consists primarily of temporary differences related to hedging activity under FAS 80.

     At December 31, 2000, the Company had net operating loss carryforwards (NOL's) of $1.9 million. These carryforwards are subject to limitations under
Section 382 of the Internal Revenue Code and expire between 2002 and 2018. A valuation allowance has been provided to the extent that the Company believes the NOL's will expire unutilized. In 2000 and 1999, $166,000 and $353,000, respectively, of the valuation allowance was released based upon the improved financial condition of the Company and revisions to projected future taxable income. The significant increase in deferred taxes for oil and gas properties is a result of acquisitions and the timing of book and tax depletion.

11. COMMITMENTS AND CONTINGENCIES

     The Company has an operating lease for 19,255 square feet of office space which expires on August 31, 2002. Under the terms of the lease agreement, the Company is liable for fixed, monthly rent payments. The Company incurred office rent expense of $353,000 and $255,000, respectively for the years ended December 31, 2000 and 1999, respectively. Minimum future noncancelable lease payments for the years ended December 31, are as follows:

2001........................................................    $334,000
2002........................................................     222,000

     The Company has severance agreements with two executive officers which would become effective under their change in control provisions in the event the merger described at Note 2 occurs. No amounts have been recorded in these financial statements for any severance amounts.

     In the course of its normal business affairs, the Company is subject to possible loss contingencies arising from federal, state, and local environmental, health, and safety laws and regulations and third-party litigation.

                     BARGO ENERGY COMPANY AND SUBSIDIARIES

There are no matters which, in the opinion of management, will have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

12. FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

     Financial instruments that subject the Company to credit risk consist principally of accounts and notes receivable and commodity based instruments. The receivables are primarily from companies in extractive industries. The commodity based instruments are with large institutions. No single receivable is considered to be sufficiently material as to constitute a concentration. The Company does not ordinarily require collateral for accounts receivable, but in the case of receivables for joint operations, the Company often has the ability to offset amounts due against the participant's share of production from the related party. No allowance for doubtful accounts was considered necessary at December 31, 2000 and 1999.

13. MAJOR CUSTOMERS

     In 2000, two customers accounted for approximately 33% and 10% of the Company's revenues. In 1999, three customers accounted for approximately 24%, 16%, and 12% of the Company's revenues.

14. HEDGING ACTIVITIES

     The Company engages in certain hedging activities related to the purchase and delivery of oil and gas in the future. Such activities are accounted for in accordance with Statement of Financial Accounting Standard No. 80, "Accounting for Futures Contracts" (SFAS 80). The gains and losses on hedging contracts are included as a reduction of revenues.

     Approximately 50% (or 150,000 MMBTU per month) of current natural gas production was hedged through calendar year 1999. For the Company's South Coles Levee production a hedge was in place for 65,000 MMBTU at prices ensuring a floor of $2.00 per MMBTU and a ceiling of $2.45 per MMBTU based on Southern California border prices. For the Company's Gulf Coast properties, a hedge was in place for 85,000 MMBTU at prices ensuring a floor of $2.00 per MMBTU and a ceiling of $2.04 per MMBTU based on Houston Ship Channel pricing.

     At December 31, 1999, collars were in place for portions of the Company's oil production through September 2000 at floors of $18.00 and ceilings of $20.75 and $23.08. Contracted volumes total 50,200 barrels per month declining each month to 42,000 barrels. Beginning October 2000 through September 2001, the Company has two swaps in place at $17.55 and $18.05. Contracted volumes total 41,350 barrels per month declining to 34,300 barrels per month.

     In December 2000, the Company closed out its positions related to 2001 production resulting in a cash payment of $2.7 million. This amount is included in other assets at December 31, 2000, and will be written off under the transition guidance for implementation of SFAS 133 (see below).

     The Company entered into additional derivative contracts in the first quarter of 2000 in relation to the Texaco Acquisition. The instruments cover approximately 75% (or approximately 190,000 BBLS per month) of estimated oil production from the Texaco Acquisition through calendar year 2001. The contracts consist of a floor of $22 per BBL for April through December 2000 and a floor of $21 per BBL for January through December 2001. The Company was required to hedge a portion of its production under the terms of their new Credit Agreement (Note
6). Accordingly, the cost of the instrument ($6.22 million, paid in full during the first quarter of 2000), has been capitalized as loan costs and will be amortized over the three year term of the revolving credit facility.

                     BARGO ENERGY COMPANY AND SUBSIDIARIES

     At December 31, 2000 and 1999, the fair value and the carrying amount of these derivative instruments were:

                                2000                        1999
                       -----------------------      ---------------------
                         FAIR           BOOK                        BOOK
                         VALUE         VALUE        FAIR VALUE      VALUE
                       ---------      --------      ----------      -----
                                            ($000S)
                       $(7,476.1)     $4,407.6      $(1,456.9)      -0-

     The fair values were determined by obtaining a mark-to-market valuation for each financial instrument as of December 31, 2000 and 1999 from each of the counterparties, all of which are financial institutions.

     In June 1998 the Financial Accounting Standards Board issued SFAS 133 "Accounting for Derivative Instruments and Hedging Activities," (as amended by SFAS 137 and SFAS 138). This standard is effective for fiscal years beginning after June 15, 2000 (January 1, 2001 for the Company). SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Upon adoption on January 1, 2001, the cumulative effect of the adoption of the accounting pronouncement results in a noncash charge to net income of $3.2 million and a noncash charge to Other Comprehensive Income (OCI) of approximately $5.9 million. The charge to OCI relates to certain oil and gas hedges for the Coles Levee California properties which were entered into in the fourth quarter of 2000 in anticipation of the sale of the properties and have been designated as cash flow hedges. As described in Note 5, the Coles Levee California properties were sold with the oil and gas derivatives assigned to the buyer in January 2001.

15. FINANCIAL DATA FOR OIL AND GAS PRODUCING ACTIVITIES

     The following table sets forth certain information with respect to the oil and gas producing activities of the Company:

                                                                  2000           1999
                                                              ------------    -----------
Costs incurred in oil and gas producing activities:
  Acquisition of proved properties..........................  $152,575,000    $25,666,000
  Development costs:
     Proved developed properties............................     5,800,000      2,234,000
     Proved undeveloped properties..........................     2,717,000            -0-
                                                              ------------    -----------
          Total.............................................  $161,092,000    $27,900,000
                                                              ------------    -----------
Net capitalized costs related to oil and gas producing
  activities:
  Proved properties.........................................  $178,561,000    $76,107,000
  Less -- accumulated depletion, depreciation and
     amortization...........................................   (24,541,000)    (6,135,000)
                                                              ------------    -----------
Net oil and gas property costs..............................  $154,020,000    $69,972,000
                                                              ============    ===========

                     BARGO ENERGY COMPANY AND SUBSIDIARIES

16. OIL AND GAS RESERVE DATA (UNAUDITED)

     The following table, based on information prepared by independent petroleum engineers, summarizes changes in the estimates of the Company's net interest in total proved reserves of crude oil and condensate, natural gas liquids and natural gas, all of which are domestic reserves:


                                                                OIL AND
                                                                NATURAL
                                                              GAS LIQUIDS    NATURAL GAS
                                                                (BBLS)          (MCF)
                                                              -----------    -----------
Balance, January 1, 1999....................................    3,569,000     69,454,000
Purchase of minerals in place...............................    8,589,000      3,003,000
Revisions of previous estimates.............................    4,626,000      8,398,000
Production..................................................     (627,000)    (3,762,000)
Sales of minerals in place..................................       (1,000)       (39,000)
                                                              -----------    -----------
Balance, December 31, 1999..................................   16,156,000     77,054,000
Purchase/sale of minerals in place..........................   34,373,000     35,946,000
Extensions and discoveries..................................       15,000      6,251,000
Revisions of previous estimates.............................    1,296,000    (16,545,000)
Production..................................................   (3,348,000)    (7,625,000)
                                                              -----------    -----------
Balance, December 31, 2000..................................   48,492,000     95,081,000
                                                              ===========    ===========



     At December 31, 2000 and 1999, respectively, 32,482,000 and 10,529,000 barrels of oil and natural gas liquids and 70,968,000 and 52,517,000 Mcf of natural gas were classified as proved developed.


     Proved oil and gas reserves are the estimated quantities of crude oil, condensate, natural gas liquids and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. The above estimated net interests in proved reserves are based upon subjective engineering judgments and may be affected by the limitations inherent in such estimation. The process of estimating reserves is subject to continual revision as additional information becomes available as a result of drilling, testing, reservoir studies and production history. There can be no assurance that such estimates will not be materially revised in subsequent periods.

17. STANDARDIZED MEASURE OF CHANGES IN FUTURE NET REVENUES (UNAUDITED)

     The standardized measure of discounted future net cash flows at December 31, 2000 and 1999 relating to proved oil and gas reserves is set forth below. The assumptions used to compute the standardized measure are those prescribed by the Financial Accounting Standards Board and as such, do not necessarily reflect the Company's expectations of actual revenues to be derived from those reserves nor their present worth. The future cash inflows for oil are based upon the spot price for WTI at December 31, 2000 and 1999. Spot prices for gas are the market rates at each period end. The limitations inherent in the reserve quantity estimation process are

                     BARGO ENERGY COMPANY AND SUBSIDIARIES
equally applicable to the standardized measure computations since these estimates are the basis for the valuation process.

                                                                   2000            1999
                                                              --------------   ------------
Future cash inflows.........................................  $2,163,946,000   $572,790,000
Future production costs.....................................    (659,566,000)  (221,861,000)
Future development costs....................................    (102,371,000)   (38,562,000)
Future income tax expense...................................    (480,215,000)   (86,105,000)
                                                              --------------   ------------
Future net cash flows.......................................     921,794,000    226,262,000
10% annual discount for estimated timing of cash flows......    (404,579,000)  (101,818,000)
                                                              --------------   ------------
Standardized measure of discounted future net cash flows....  $  517,215,000   $124,444,000
                                                              ==============   ============

     Decreases in prices of oil and natural gas could have in the future, an adverse effect on the carrying value of the Company's proved reserves and the Company's revenues, profitability and cash flow. A large portion of the Company's reserve base includes long-life oil and gas properties that are sensitive to price volatility.

     Future net cash flows were computed using year-end prices and costs, and year-end statutory tax rates (adjusted for permanent differences) that relate to existing proved oil and gas reserves at year-end. The following are the principal sources of change in the standardized measure of discounted future net cash flows:

                                                                  2000           1999
                                                              ------------   ------------
Sale of oil and gas produced, net of production costs.......  $(84,498,000)  $(11,449,000)
Purchase/sale of minerals in place..........................   416,804,000     74,453,000
Net changes in prices and production costs..................   224,339,000     37,400,000
Extensions and discoveries..................................    37,874,000             --
Development costs incurred..................................     5,230,000        332,000
Revisions and other.........................................     1,711,000     13,241,000
Accretion of discount.......................................    12,444,000      4,153,000
Net change in income taxes..................................  (221,133,000)   (35,215,000)
                                                              ------------   ------------
Net change..................................................   392,771,000     82,915,000
Balance, beginning of year..................................   124,444,000     41,529,000
                                                              ------------   ------------
Balance, end of year........................................  $517,215,000   $124,444,000
                                                              ============   ============

     As discussed in Note 5, Bargo sold its California properties and certain other non-core assets resulting in a reduction of the standardized measure of discounted future net cash flows of $136,280,000 which represents 14,247.7 MBbl of oil and natural gas liquids and 19,000.9 MMcf of natural gas.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Bargo Energy Company

     We have audited the accompanying Statement of Revenues and Direct Operating Expenses of the East Texas Properties for the nine month period ended September 30, 1999 and for each of the years ended December 31, 1998 and 1997. This statement is the responsibility of the management of the owners of the properties. Our responsibility is to express an opinion on the statement based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement. We believe that our audits provide a reasonable basis for our opinion.

     The accompanying statement as described in Notes 1 and 2 was prepared for the purpose of complying with certain rules and regulations of the Securities and Exchange Commission for inclusion in a Current Report on Form 8-K. It is not intended to be a complete presentation of the financial position and results of operations of the properties.

     In our opinion the statement presents fairly, in all material respects, the revenues and direct operating expenses of the East Texas Properties as described in Notes 1 and 2 for the nine month period ended September 30, 1999 and for each of the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.

PRICEWATERHOUSECOOPERS LLP

Houston, Texas
November 15, 1999

                     BARGO ENERGY COMPANY AND SUBSIDIARIES

                             EAST TEXAS PROPERTIES
              STATEMENT OF REVENUES AND DIRECT OPERATING EXPENSES
                                 (IN THOUSANDS)

                                                               NINE MONTHS       YEAR ENDED
                                                                  ENDED         DECEMBER 31,
                                                              SEPTEMBER 30,   -----------------
                                                                  1999         1998      1997
                                                              -------------   -------   -------
Revenues:
  Oil and gas revenues......................................     $11,110      $18,549   $32,141
                                                                 -------      -------   -------
Direct operating expenses:
  Lease operating expenses..................................       4,910        6,963     6,841
  Severance and ad valorem taxes............................         880        1,559     2,750
                                                                 -------      -------   -------
          Total direct operating expenses...................       5,790        8,522     9,591
                                                                 -------      -------   -------
Excess of revenues over direct Operating expenses...........     $ 5,320      $10,027   $22,550
                                                                 -------      -------   -------

                       See Notes to Historical Summaries.

                     BARGO ENERGY COMPANY AND SUBSIDIARIES

         NOTES TO HISTORICAL SUMMARIES OF REVENUES AND DIRECT OPERATING
                     EXPENSES OF THE EAST TEXAS PROPERTIES

1. THE PROPERTIES

     The East Texas Properties represent interest in 40 leases, a waterflood unit, over 60 royalty properties and an oil transportation contract in East Texas.

2. BASIS OF PRESENTATION

     During the periods presented, the Properties were not accounted for as a separate entity. Accordingly, full financial statements prepared in accordance with generally accepted accounting principles do not exist and are not practicable to obtain in these circumstances.

     The Statement of Revenues and Direct Operating Expenses (the Statement) was derived from the historical accounting records of Atlantic Richfield Company
(ARCO) and represents only the net interests in the Properties acquired by Bargo Energy Company. Depreciation, depletion and amortization, general and administrative expenses and other nonoperating expenses are not included. Accordingly, the Statement is not intended to present financial position and results of operations in accordance with generally accepted accounting principles.

     The accompanying Statement has been prepared on the accrual basis in accordance with the generally accepted accounting principles. Preparation of the Statement in conformity with generally accepted accounting principles and estimation of oil and gas reserves require management to make estimates and assumptions that affect the amounts reported in the Statement and accompanying notes. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

     Production for all periods presented has been sold to affiliated ARCO subsidiaries at prices determined by ARCO. Lease operating costs included allocation of costs from ARCO of $451,000, $805,000 and $751,000 for the 1999, 1998 and 1997 periods, respectively.

4. COMMITMENT AND CONTINGENCIES

     In the course of their operations, the properties are subject to possible contingencies arising from federal, state and local environmental, health and safety laws and regulations. There are no such matters which, in the opinion of Bargo management, will have a material adverse impact on the revenues and direct operating expenses in the Statement.

5. SUPPLEMENTAL OIL AND GAS INFORMATION (UNAUDITED)

  Oil and Gas Reserve Information

     Proved oil and gas reserve quantities are based on estimates at September 30, 1999 prepared by the Company's engineers in accordance with guidelines established by the Securities and Exchange Commission (SEC). There are numerous uncertainties inherent in estimating quantities of proved reserves and projecting

                     BARGO ENERGY COMPANY AND SUBSIDIARIES

         NOTES TO HISTORICAL SUMMARIES OF REVENUES AND DIRECT OPERATING
              EXPENSES OF THE EAST TEXAS PROPERTIES -- (CONTINUED)

future rates of production and timing of development expenditures. The following reserve data represent estimates only and should not be construed as being exact.

                                                              CRUDE OIL,
                                                              CONDENSATE
                                                              AND NATURAL    NATURAL GAS
                                                              GAS LIQUIDS   (THOUSANDS OF
                                                               (BARRELS)     CUBIC FEET)
                                                              -----------   -------------
Total proved reserves:
  Balance January 1, 1997...................................   7,075,554      5,275,912
  Production................................................  (1,433,695)    (1,097,254)
                                                              ----------     ----------
  Balance December 31, 1997.................................   5,641,859      4,178,658
  Production................................................  (1,151,593)    (1,075,392)
                                                              ----------     ----------
  December 31, 1998.........................................   4,490,266      3,103,266
  Production................................................    (668,766)      (622,466)
                                                              ----------     ----------
  Balance September 30, 1999................................   3,821,500      2,480,800
                                                              ----------     ----------
Proved developed reserves:
  December 31, 1997.........................................   4,497,759      3,835,358
  December 31, 1998.........................................   3,346,166      2,759,966
  September 30, 1999........................................   2,677,400      2,137,500

  Future Net Cash Flows

     Future net cash inflows are based on period-end prices related to the intercompany pricing policies of ARCO. Operating costs, production and ad valorem taxes and future development costs are based on current costs with no escalation.

     The following table sets forth unaudited information concerning future net cash flows for oil and gas reserves. The information does not purport to present fair market value of the Company's oil and gas assets, but does present a standardized disclosure concerning possible future net cash flows that would result under the assumptions used.

                                                                  TOTAL
                                                              --------------
                                                               (UNAUDITED)
                                                              (IN THOUSANDS)
September 30, 1999:
  Cash inflows.............................................      $ 92,894
  Production and development costs.........................       (40,388)
                                                                 --------
  Net cash flows...........................................        52,506
  10 percent annual discount rate..........................       (14,707)
                                                                 --------
  Discounted future net cash flows.........................      $ 37,799
                                                                 --------
December 31, 1998:
  Cash inflows.............................................      $ 59,231
  Production and development costs.........................       (46,178)
                                                                 --------
  Net cash flows...........................................        13,053
  10 percent annual discount rate..........................        (3,916)
                                                                 --------
  Discounted future net cash flows.........................      $  9,137
                                                                 --------

                     BARGO ENERGY COMPANY AND SUBSIDIARIES

         NOTES TO HISTORICAL SUMMARIES OF REVENUES AND DIRECT OPERATING
              EXPENSES OF THE EAST TEXAS PROPERTIES -- (CONTINUED)

                                                                  TOTAL
                                                              --------------
                                                               (UNAUDITED)
                                                              (IN THOUSANDS)
December 31, 1997:
  Cash inflows.............................................      $ 95,595
  Production and development costs.........................       (54,700)
                                                                 --------
  Net cash flows...........................................        40,895
  10 percent annual discount rate..........................       (13,506)
                                                                 --------
  Discounted future net cash flows.........................      $ 27,389
                                                                 --------

     The following table sets forth the principal sources of change in the discounted future net cash flows:

                                                           NINE MONTHS
                                                              ENDED       YEAR ENDED DECEMBER 31,
                                                          SEPTEMBER 30,   -----------------------
                                                              1999           1998         1997
                                                          -------------   ----------   ----------
                                                                      (IN THOUSANDS)
Sales, net of production costs..........................     $(5,320)      $(10,027)    $(22,550)
Change in prices and production costs...................      33,068        (10,964)     (26,994)
Accretion of discount...................................         914          2,739        6,994
                                                             -------       --------     --------
Net change..............................................      28,662        (18,252)     (42,550)
Balance, beginning of period............................       9,137         27,389       69,939
                                                             -------       --------     --------
Balance, end of period..................................     $37,799       $  9,137     $ 27,389
                                                             -------       --------     --------

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Bargo Energy Company:

     We have audited the accompanying statements of combined revenues and direct operating expenses of the oil and gas properties purchased by Bargo Energy Company from Texaco Exploration and Production Inc., Four Star Oil and Gas Company and McFarland Energy, Inc. (collectively, Texaco), for the years ended December 31, 1999 and 1998. These statements are the responsibility of Texaco's management. Our responsibility is to express an opinion on these statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     The accompanying statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in Bargo Energy Company's Form 8-K and are not intended to be a complete financial presentation of the properties described above.

     In our opinion, the statements referred to above present fairly, in all material respects, the combined revenues and direct operating expenses of the oil and gas properties purchased by Bargo Energy Company from Texaco for the years ended December 31, 1999 and 1998, in conformity with accounting principles generally accepted in the United States.

                                         ARTHUR ANDERSEN LLP

Houston, Texas
April 28, 2000

                              BARGO ENERGY COMPANY

                   STATEMENTS OF COMBINED REVENUES AND DIRECT
                OPERATING EXPENSES OF THE OIL AND GAS PROPERTIES
                 PURCHASED BY BARGO ENERGY COMPANY FROM TEXACO
                                 (IN THOUSANDS)

                                                             THREE MONTHS ENDED       YEAR ENDED
                                                                  MARCH 31            DECEMBER 31
                                                             -------------------   -----------------
                                                               2000       1999      1999      1998
                                                             --------   --------   -------   -------
                                                                 (UNAUDITED)
Revenues...................................................  $23,950    $12,677    $70,213   $64,090
Direct Operating Expenses..................................    7,865      7,953     31,479    38,397
                                                             -------    -------    -------   -------
Revenues in Excess of Direct Operating Expenses............  $16,085    $ 4,724    $38,734   $25,693
                                                             =======    =======    =======   =======

   The accompanying notes are an integral part of these financial statements.

                              BARGO ENERGY COMPANY

              NOTES TO STATEMENTS OF COMBINED REVENUES AND DIRECT
                OPERATING EXPENSES OF THE OIL AND GAS PROPERTIES
                 PURCHASED BY BARGO ENERGY COMPANY FROM TEXACO

1. THE PROPERTIES

     On February 22, 2000, Bargo Energy Company (Bargo) entered into an agreement with Texaco Exploration and Production Inc., Four Star Oil and Gas Company and McFarland Energy, Inc. (collectively, Texaco), to purchase Texaco's interests in certain oil and gas properties located in the Permian Basin, East Texas, Oklahoma and Kansas (the Acquired Properties) for $161.1 million, before closing adjustments. The effective date of the agreement is January 1, 2000. The transaction closed on March 31, 2000.

2. BASIS FOR PRESENTATION

     The accompanying statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in Bargo Energy Company's Form 8-K and are not intended to be a complete financial presentation of the properties described above.

     The revenues and direct operating expenses associated with the Acquired Properties were derived from Texaco's accounting records and are presented on the accrual basis of accounting. Revenues and direct operating expenses, as set forth in the accompanying statements, include oil, gas and plant product revenues and associated direct operating expenses related to the net revenues and net working interests, respectively, in the Acquired Properties. The statements include oil, gas and plant product revenues, net of royalties. Direct operating expenses include labor, services, repairs and maintenance, and supplies utilized to operate and maintain the wells and related equipment as well as severance and ad valorem taxes.

     The accompanying statements do not represent a complete income statement in that they do not show certain expenses, which were incurred in connection with the ownership of the Acquired Properties, such as general and administrative expenses and income taxes. These costs were not separately allocated to the Acquired Properties in Texaco's accounting records, and any pro forma allocation would be both impractical and would not be a reliable estimate of what these costs would actually have been had the Acquired Properties been operated historically as a stand-alone entity. In addition, these allocations, if made using Texaco's general and administrative structures and tax burdens, would not produce allocations that would be indicative of the performance of the Acquired Properties had they been assets of Bargo due to the greatly varying size, structure and operations of the two companies.

     The accompanying statements also do not include Texaco's provisions for depreciation, depletion and amortization, as such amounts would not be indicative of those costs that would be incurred by Bargo upon allocation of the purchase price.

     The interim revenues and direct operating expenses for the three months ended March 31, 2000 and 1999, is unaudited; however, in the opinion of Texaco management, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the revenues and direct operating expenses for the interim periods.

3. COMMITMENTS AND CONTINGENCIES

     Pursuant to the terms of the purchase and sale agreement between Bargo and Texaco, any claims, litigation or disputes pending as of January 1, 2000, or any matters arising in connection with ownership of the properties prior to January 1, 2000, are retained by Texaco. Notwithstanding this indemnification, Texaco is not aware of any legal, environmental or other commitments or contingencies that would have a material effect on the statements of combined revenues and direct operating expenses.

                              BARGO ENERGY COMPANY

                      SUPPLEMENTAL OIL AND GAS INFORMATION
                                  (UNAUDITED)

1. OIL AND GAS RESERVE INFORMATION

     Proved oil and gas reserve quantities are based on estimates prepared by Texaco's engineers and from information provided by Texaco in accordance with guidelines established by the Securities and Exchange Commission (SEC).

     There are numerous uncertainties inherent in estimating quantities of proved reserves and projecting future rates of production and timing of development expenditures. The following reserve data represent estimates only and should not be construed as being exact.

                                                                OIL      GAS
                                                              (MBBLS)   (MMCF)
                                                              -------   ------
Proved reserves at December 31, 1997........................  51,949    40,181
  Production................................................  (4,639)   (4,987)
  Extensions, discoveries and improved recovery.............   2,461     5,508
  Revisions of previous estimates...........................    (701)    1,578
  Net purchases.............................................      55       226
                                                              ------    ------
Proved reserves at December 31, 1998........................  49,125    42,506
  Production................................................  (3,942)   (4,072)
  Extensions, discoveries and improved recovery.............   6,032     2,804
  Revisions of previous estimates...........................  (3,669)   (3,993)
  Net purchases.............................................      21        --
                                                              ------    ------
Proved reserves at December 31, 1999........................  47,567    37,245
                                                              ======    ======
Proved developed reserves at --
  December 31, 1997.........................................  47,493    37,067
  December 31, 1998.........................................  44,488    36,855
  December 31, 1999.........................................  39,884    33,372

2. FUTURE NET CASH FLOWS

     Future cash inflows are based on year-end oil and gas prices except in those instances where future natural gas or oil sales are covered by physical or derivative contract terms providing for higher or lower amounts. Operating costs, production and ad valorem taxes and future development costs are based on current costs with no escalation.

     The following table sets forth unaudited information concerning future net cash flows for oil and gas reserves. The discounted present values were calculated by Texaco's internal reserve engineers using prices of $23.35 per Bbl and $1.90 per Mcf in 1999 and $9.98 per Bbl and $2.01 per Mcf in 1998. This information does not purport to present the fair market value of Texaco's oil and gas assets, but does present a standardized disclosure concerning possible future net cash flows that would result under the assumptions used (in thousands).

                                                                   DECEMBER 31
                                                              ----------------------
                                                                 1999        1998
                                                              ----------   ---------
Future cash inflows.........................................  $1,160,342   $ 578,081
Future production costs.....................................    (361,052)   (390,470)
Future development costs....................................     (38,554)    (30,662)
                                                              ----------   ---------
          Net cash flows....................................     760,736     156,949
Less -- 10% discount rate...................................    (365,970)    (73,869)
                                                              ----------   ---------
Discounted future net cash flows (before income taxes)......  $  394,766   $  83,080
                                                              ==========   =========

     The following table sets forth the principal sources of change in discounted future net cash flows (in thousands).

                                                              YEAR ENDED DECEMBER 31
                                                              ----------------------
                                                                1999         1998
                                                              ---------   ----------
Beginning of year...........................................  $ 83,080    $ 257,808
Sales, net of production costs..............................   (38,734)     (25,693)
Net change in prices and production costs...................   338,574     (173,790)
Extensions, discoveries and improved recovery, net of
  related costs.............................................    38,080        2,380
Development costs incurred during the year..................     5,121       14,657
Accretion of discount.......................................     8,308       25,783
Purchases of minerals in place..............................       178          338
Revision of quantity estimates..............................   (34,231)      (3,841)
Change in production rates (timing) and other...............    (5,610)     (14,562)
                                                              --------    ---------
End of year.................................................  $394,766    $  83,080
                                                              ========    =========

                              BARGO ENERGY COMPANY

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

     The following unaudited pro forma combined statements of operations for the nine months ended September 30, 2000 and the year ended December 31, 1999 reflect the disposition of the California Properties by Bargo Energy Company (Bargo) that occurred in January 2001 as if the disposition occurred January 1, 1999. The pro forma statements of operations adjust the operating results of Bargo for the nine months ended September 30, 2000 and the year ended December 31, 1999 to exclude the historical revenues and direct operating expenses of the California Properties for the same periods.

     The pro forma statements of operations also reflect the following transactions: (1) the acquisition of the East Texas properties in September 1999 and (2) the Texaco acquisition on March 31, 2000. These items are reflected in the pro forma statements of operations as if they had occurred January 1, 1999.

     The accompanying unaudited pro forma combined balance sheet as of September 30, 2000 includes the disposition of the California Properties as if such disposition had occurred on September 30, 2000.

     These unaudited pro forma financial statements should be read in conjunction with the historical financial statements of Bargo as filed in its periodic reports with the Securities and Exchange Commission. These unaudited pro forma financial statements should not be construed to be indicative of future results or results that actually would have occurred if the transactions had occurred at the dates presented.

                              BARGO ENERGY COMPANY

                        UNAUDITED COMBINED BALANCE SHEET

                                                              BARGO ACTUAL                   PRO FORMA
                                                              SEPTEMBER 30,   CALIFORNIA   SEPTEMBER 30,
                                                                  2000        PROPERTIES       2000
                                                              -------------   ----------   -------------
                                                                            (IN THOUSANDS)
                                                 ASSETS

Current assets:
  Cash......................................................    $  2,175      $              $  2,175
  Accounts receivable.......................................      23,385                       23,385
  Other current asset.......................................          --                           --
                                                                --------      ---------      --------
          Total current assets..............................      25,560             --        25,560
                                                                --------      ---------      --------
Property and equipment, at cost:
  Oil and gas properties (full cost method).................     193,679        (39,450)(f)    154,229
  Other property and equipment..............................         832                          832
                                                                --------      ---------      --------
                                                                 194,511        (39,450)      155,061
  Less -- accumulated depreciation, depletion and
     amortization...........................................     (18,515)                     (18,515)
                                                                --------      ---------      --------
          Total property and equipment......................     175,996        (39,450)      136,546
                                                                --------      ---------      --------
Goodwill....................................................       1,642             --         1,642
Other noncurrent assets.....................................       9,662             --         9,662
                                                                --------      ---------      --------
          TOTAL ASSETS......................................    $212,860      $ (39,450)     $173,410
                                                                ========      =========      ========

                                  LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable..........................................    $ 13,537      $              $ 13,537
  Current portion of notes Payable..........................          --                           --
  Accrued income taxes payable..............................       7,582                        7,582
                                                                --------      ---------      --------
          Total current liabilities.........................      21,119             --        21,119
                                                                --------      ---------      --------
Long Term Notes payable -- senior...........................     118,750        (39,450)(f)     79,300
Deferred Tax Liability......................................       3,317             --         3,317
Redeemable Preferred Stock..................................      56,021             --        56,021
Stockholders' Equity
  Common Stock..............................................         921                          921
Additional paid-in capital..................................       6,878                        6,878
Treasury stock..............................................      (2,040)                      (2,040)
Retained earnings (deficit).................................       7,894                        7,894
                                                                --------      ---------      --------
          Total Stockholders Equity.........................      13,653             --        13,653
                                                                --------      ---------      --------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........    $212,860      $ (39,450)     $173,410
                                                                ========      =========      ========

The accompanying notes are an integral part of the Unaudited Pro Forma Combined
                             Financial Statements.

                              BARGO ENERGY COMPANY

                   UNAUDITED COMBINED STATEMENT OF OPERATIONS

                                                                                          DISPOSITIONS
                                          BARGO ACTUAL         ACQUISITIONS         -------------------------     PRO FORMA
                                          SEPTEMBER 30,   ----------------------    CALIFORNIA                  SEPTEMBER 30,
                                              2000        TEXACO     ADJUSTMENTS    PROPERTIES    ADJUSTMENTS       2000
                                          -------------   -------    -----------    ----------    -----------   -------------
                                                            (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Income:
  Oil and gas sales.....................    $ 83,213      $23,950(a)  $     --        $5,190(a)     $    --       $101,973
                                            --------      -------     --------        ------        -------       --------
                                              83,213       23,950           --         5,190             --        101,973
                                            --------      -------     --------        ------        -------       --------
Expenses:
  Lease operating expenses and
    production taxes....................      28,370        7,865(a)                     845(a)                     35,390
  Depreciation, depletion and
    amortization........................      12,817           --        4,043(b)                       792(b)      16,068
  General and administrative............       6,415           --          790(c)                        24(c)       7,181
                                            --------      -------     --------        ------        -------       --------
                                              47,602        7,865        4,833           845            816         58,639
                                            --------      -------     --------        ------        -------       --------
Operating income/(loss).................      35,611       16,085       (4,833)        4,345           (816)        43,334
                                            --------      -------     --------        ------        -------       --------
Other (income) and expense:
  Interest expense......................      11,275           --        3,780(d)                       690(d)      14,365
  Other income..........................        (151)          --           --                                        (151)
                                            --------      -------     --------        ------        -------       --------
                                              11,124           --        3,780            --            690         14,214
                                            --------      -------     --------        ------        -------       --------
Income (loss) before income taxes.......      24,487       16,085       (8,613)        4,345         (1,506)        29,120
Income tax benefit/(expense)............      (9,720)                   (2,424)(e)        --         (1,079)(e)    (11,065)
                                            --------      -------     --------        ------        -------       --------
Net income (loss) from continuing
  operations............................      14,767       16,085      (11,037)        4,345         (2,585)        18,055
Redeemable preferred stock
  dividends.............................       4,358           --           --            --             --          4,358
                                            --------      -------     --------        ------        -------       --------
Net income (loss) from continuing
  operations allocable to common
  shareholders..........................    $ 10,409      $16,085     $(11,037)       $4,345        $(2,585)      $ 13,697
                                            ========      =======     ========        ======        =======       ========
Net income (loss) per common share --
  basic.................................    $   0.12                                                              $   0.16
Net income (loss) per common share --
  diluted...............................    $   0.10                                                              $   0.13
Weighted average common shares
  outstanding -- Basic..................      87,933                                                                87,933
Weighted average common shares
  outstanding -- Diluted................     103,280                                                               103,280

The accompanying notes are an integral part of the Unaudited Pro Forma Combined
                             Financial Statements.

                              BARGO ENERGY COMPANY

                   UNAUDITED COMBINED STATEMENT OF OPERATIONS

                                                     ACQUISITIONS                DISPOSITIONS
                                      BARGO    ------------------------    ------------------------
                                     ACTUAL     TEXACO &                   CALIFORNIA                 PRO FORMA
                                      1999     EAST TEXAS   ADJUSTMENTS    PROPERTIES   ADJUSTMENTS     1999
                                     -------   ----------   -----------    ----------   -----------   ---------
                                                  (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Income:
  Oil and gas sales................  $19,134    $81,323(a)   $               $2,484(a)    $            $97,973
                                     -------    -------      --------        ------       -------      -------
                                      19,134     81,323                       2,484                     97,973
                                     -------    -------      --------        ------       -------      -------
Expenses:
  Lease operating
     expenses/production taxes.....    7,685     37,269(a)                      942(a)                  44,012
  Depreciation, depletion and
     amortization..................    4,898                   18,723(b)                      653(b)    22,968
  General and administrative.......    3,659                    3,272(c)                       18(c)     6,913
                                     -------    -------      --------        ------       -------      -------
                                      16,242     37,269        21,995           942           671       73,893
                                     -------    -------      --------        ------       -------      -------
Operating income/(loss)............    2,892     44,054       (21,995)        1,542          (671)      24,080
                                     -------    -------      --------        ------       -------      -------
Other (income) and expense:
  Interest expense.................    2,378         --        16,080(d)                      720(d)    17,738
  Other income.....................       (8)        --            --            --                         (8)
                                     -------    -------      --------        ------       -------      -------
                                       2,370         --        16,080            --           720       17,730
                                     -------    -------      --------        ------       -------      -------
Income (loss) before income
  taxes............................      522     44,054       (38,075)        1,542        (1,391)       6,350
Income tax benefit/(expense).......      141         --        (2,611)(e)        --           (57)(e)   (2,413)
                                     -------    -------      --------        ------       -------      -------
Net income (loss)..................      663     44,054       (40,686)        1,542        (1,448)       3,937
Redeemable preferred stock
  dividends........................    3,473         --            --            --            --        3,473
                                     -------    -------      --------        ------       -------      -------
Net income/(loss) allocable to
  common shareholders..............  $(2,810)   $44,054      $(40,686)       $1,542       $(1,448)     $   464
                                     =======    =======      ========        ======       =======      =======
Net income (loss) per common
  share -- basic...................  $ (0.04)                                                          $  0.01
Net income (loss) per common
  share -- diluted.................  $ (0.04)                                                          $  0.01
Weighted average common shares
  outstanding --
Basic..............................   75,942                                                            75,942
Weighted average common shares
  outstanding --
Diluted............................   75,942                                                            81,689

The accompanying notes are an integral part of the Unaudited Pro Forma Combined
                             Financial Statements.

                              BARGO ENERGY COMPANY

           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

     The pro forma adjustments are described as follows:

(a) Reflects the recognition of revenues and direct operating expenses for the respective periods.

(b) Adjustment to depletion and depreciation resulting from the effects of transactions as if such transactions occurred January 1, 1999. Adjustments were calculated based on historical depletion and depreciation rates per BOE.

(c) Adjustment to general and administrative expense directly attributable to the properties acquired/disposed of in the transactions. Adjustment primarily reflects the third party cost of the monthly accounting transaction processing directly attributable to the properties.

(d) Adjustment to record interest expense that would have been incurred if the Company had additional borrowings to fund the acquisitions. In addition, adjustments to reflect a reduction in interest expense based on reduced borrowings due to the disposition. The applicable interest rate was 9% at September 30, 2000. A 1/8 percent increase in the accrued interest rate would increase net pro forma interest expense by approximately $212,000 and $40,000 for the year ended December 31, 1999 and the nine months ending September 30, 2000, respectively.

(e) Reflects pro forma income tax provision, assuming a 38% rate based upon the pro forma change in pre-tax income.

(f) Reflects proceeds of $39.45 million as a reduction of the oil and gas properties full cost pool and a corresponding reduction of debt at September 30, 2000. The consideration to be received has not been reduced by the net cash flows from the properties for the period from December 1, 2000 to January 12, 2001 which will be treated as a reduction in the purchase price.

                BELLWETHER EXPLORATION COMPANY AND SUBSIDIARIES



                          INDEPENDENT AUDITORS' REPORT



The Board of Directors and Stockholders of


Bellwether Exploration Company and Subsidiaries:



     We have audited the accompanying consolidated balance sheets of Bellwether Exploration Company and subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.



     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Bellwether Exploration Company and subsidiaries as of December 31, 2000 and 1999 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.



                                         KPMG LLP



Houston, Texas


March 9, 2001

                BELLWETHER EXPLORATION COMPANY AND SUBSIDIARIES



                          CONSOLIDATED BALANCE SHEETS


                             (AMOUNTS IN THOUSANDS)



                                                              DECEMBER 31,   DECEMBER 31,
                                                                  2000           1999
                                                              ------------   ------------
                                         ASSETS
Current assets:
  Cash and cash equivalents.................................   $  14,464      $   6,101
  Accounts receivable and accrued revenues..................      27,724         14,354
  Notes receivable-affiliate................................       1,281             --
  Prepaid expenses and other................................       1,189          1,562
                                                               ---------      ---------
         Total current assets...............................      44,658         22,017
                                                               ---------      ---------
Property, plant and equipment, at cost:
  Oil and gas properties (full cost)
    United States -- Unproved properties of $11,360 and
     $16,325 excluded from amortization as of December 31,
     2000 and 1999, respectively............................     421,408        344,778
    Ecuador -- Unproved properties of $0 and $404 excluded
     from amortization as of December 31, 2000 and 1999,
     respectively...........................................      12,988          1,246
  Gas plant facilities......................................      18,452         17,775
                                                               ---------      ---------
                                                                 452,848        363,799
Accumulated depreciation, depletion and amortization -- oil
  and gas...................................................    (296,567)      (221,092)
Accumulated depreciation, depletion and amortization -- gas
  plant.....................................................      (7,345)        (6,134)
                                                               ---------      ---------
Net property, plant and equipment...........................     148,936        136,573
Leasehold, furniture and equipment..........................       2,782            438
Accumulated depreciation....................................        (404)           (74)
                                                               ---------      ---------
                                                                   2,378            364
                                                               ---------      ---------
Investment in outside company...............................       4,554          4,554
Deferred income taxes.......................................      15,141          2,739
Other assets................................................       5,878          5,514
                                                               ---------      ---------
                                                               $ 221,545      $ 171,761
                                                               =========      =========

                          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities..................   $  29,960      $  18,247
  Commodity derivative liabilities..........................       7,486             --
                                                               ---------      ---------
         Total current liabilities..........................      37,446         18,247
                                                               ---------      ---------
Long-term debt..............................................     125,450        130,000
Other liabilities...........................................       1,689            200
Stockholders' equity:
  Preferred stock, $0.01 par value, 1,000,000 shares
    authorized; none issued or outstanding at December 31,
    2000 and 1999...........................................          --             --
  Common stock, $0.01 par value, 30,000,000 shares
    authorized, 14,259,626 and 14,168,791 shares issued at
    December 31, 2000 and December 31, 1999, respectively...         143            142
  Additional paid-in capital................................      81,892         80,455
  Retained deficit..........................................     (23,170)       (55,378)
  Treasury stock, at cost, 311,000 shares...................      (1,905)        (1,905)
                                                               ---------      ---------
         Total stockholders' equity.........................      56,960         23,314
                                                               ---------      ---------
                                                               $ 221,545      $ 171,761
                                                               =========      =========



                See Notes to Consolidated Financial Statements.

                BELLWETHER EXPLORATION COMPANY AND SUBSIDIARIES



                     CONSOLIDATED STATEMENTS OF OPERATIONS


                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                               YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                              DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                                  2000           1999           1998
                                                              ------------   ------------   ------------
Revenues:
  Gas revenues..............................................    $ 62,652       $41,559        $ 46,661
  Oil revenues -- United States.............................      45,286        26,705          26,991
  Oil revenues -- Ecuador...................................       4,315            --              --
  Gas plant revenues........................................       6,070         3,830           3,170
  Interest and other income.................................         957         1,335           1,347
                                                                --------       -------        --------
                                                                 119,280        73,429          78,169
                                                                --------       -------        --------
Costs and expenses:
  Production expenses -- United States......................      27,694        21,515          25,381
  Production expenses -- Ecuador............................       2,815            17              --
  Transportation costs......................................         270           316             435
  Gas plant expenses........................................       2,677         2,366           1,967
  Depreciation, depletion and amortization -- United
     States.................................................      31,909        23,863          39,688
  Depreciation, depletion and amortization -- Ecuador.......         745            --              --
  Impairment expense........................................          --            --          73,899
  Disposition of hedges.....................................       8,671            --              --
  General and administrative expenses.......................       9,138         7,848           8,459
  Interest expense..........................................      15,375        11,845          11,660
                                                                --------       -------        --------
                                                                  99,294        67,770         161,489
                                                                --------       -------        --------
Income (loss) before income tax benefit.....................      19,986         5,659         (83,320)
Provision for income tax benefit............................     (12,222)       (3,154)         (6,069)
                                                                --------       -------        --------
Net income (loss)...........................................    $ 32,208       $ 8,813        $(77,251)
                                                                ========       =======        ========
Net income (loss) per share.................................    $   2.32       $   .64        $  (5.50)
                                                                ========       =======        ========
Net income (loss) per share -- diluted......................    $   2.27       $   .63        $  (5.50)
                                                                ========       =======        ========
Weighted average common shares outstanding..................      13,899        13,854          14,039
                                                                ========       =======        ========
Weighted average common shares outstanding -- diluted.......      14,175        13,896          14,039
                                                                ========       =======        ========



                See Notes to Consolidated Financial Statements.

                BELLWETHER EXPLORATION COMPANY AND SUBSIDIARIES



           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


                             (AMOUNTS IN THOUSANDS)



                                          COMMON STOCK     PREFERRED STOCK   ADDITIONAL   RETAINED     TREASURY STOCK
                                         ---------------   ---------------    PAID-IN     EARNINGS    ----------------
                                         SHARES   AMOUNT   SHARES   AMOUNT    CAPITAL     (DEFICIT)   SHARES   AMOUNT     TOTAL
                                         ------   ------   ------   ------   ----------   ---------   ------   -------   --------
Balance December 31, 1997..............  13,892    $139      --      $--      $78,470     $ 13,060       --    $   --    $ 91,669
                                         ======    ====      ==      ===      =======     ========     ====    =======   ========
  Stock options
    Exercised and related tax
      effects..........................    273        3      --       --        1,972           --       --        --       1,975
    Treasury shares purchased..........     --       --      --       --           --           --     (311)   (1,904)     (1,904)
    Net loss...........................     --       --      --       --           --      (77,251)      --        --     (77,251)
                                         ------    ----      --      ---      -------     --------     ----    -------   --------
Balance December 31, 1998..............  14,165    $142      --      $--      $80,442     $(64,191)    (311)   $(1,904)  $ 14,489
                                         ======    ====      ==      ===      =======     ========     ====    =======   ========
  Stock options
    Exercised and related tax
      effects..........................      4       --      --       --           13           --       --        --          13
    Treasury shares purchased..........     --       --      --       --           --           --       --        (1)         (1)
    Net income.........................     --       --      --       --           --        8,813       --        --       8,813
                                         ------    ----      --      ---      -------     --------     ----    -------   --------
Balance December 31, 1999..............  14,169    $142      --      $--      $80,455     $(55,378)    (311)   $(1,905)  $ 23,314
                                         ======    ====      ==      ===      =======     ========     ====    =======   ========
  Stock options
    Exercised and related tax
      effects..........................     91        1      --       --          588           --       --        --         589
    Compensation expense...............     --       --      --       --          849           --       --        --         849
    Treasury shares purchased..........     --       --      --       --           --           --       --        --          --
    Net income.........................     --       --      --       --           --       32,208       --        --      32,208
                                         ------    ----      --      ---      -------     --------     ----    -------   --------
Balance December 31, 2000..............  14,260    $143      --      $--      $81,892     $(23,170)    (311)   $(1,905)  $ 56,960
                                         ======    ====      ==      ===      =======     ========     ====    =======   ========



                See Notes to Consolidated Financial Statements.

                BELLWETHER EXPLORATION COMPANY AND SUBSIDIARIES



                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                             (AMOUNTS IN THOUSANDS)



                                                               YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                              DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                                  2000           1999           1998
                                                              ------------   ------------   ------------
Cash flows from operating activities:
  Net income (loss).........................................    $ 32,208       $  8,813       $(77,251)
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Depreciation, depletion and amortization...............      33,213         24,694         40,544
     Stock option expense amortization......................         849             --             --
     Disposition of hedges..................................       8,671             --             --
     Impairment expense.....................................          --             --         73,899
     Deferred taxes.........................................     (12,307)        (2,739)        (6,820)
                                                                --------       --------       --------
                                                                  62,634         30,768         30,372
Changes in assets and liabilities, net of acquisition
  effects:
  Accounts receivable and accrued revenues..................     (13,370)         2,101          2,691
  Prepaid expenses and other................................         373            157          1,521
  Accounts payable and accrued liabilities..................      12,217          6,265         (2,220)
  Due (to) from affiliates..................................          --           (125)         3,245
  Abandonment costs.........................................      (1,531)          (136)          (757)
  Other.....................................................        (215)          (411)          (887)
                                                                --------       --------       --------
Net cash flows provided by operating activities.............      60,108         38,619         33,965
                                                                --------       --------       --------
Cash flows from investing activities:
  Acquisitions of oil and gas properties....................      (7,078)       (25,889)        (9,596)
  Investment in outside companies...........................          --         (4,426)          (128)
  Note receivable...........................................      (1,281)            --             --
  Additions to oil and gas properties.......................     (81,294)       (30,904)       (30,583)
  Proceeds from sales of properties.........................      45,906          5,139            421
  Additions to leasehold, furniture and equipment...........      (2,462)          (448)           (48)
  Additions to gas plant facilities.........................        (677)          (369)          (689)
  Other.....................................................        (446)        (1,071)           (88)
                                                                --------       --------       --------
          Net cash flows used in investing activities.......     (47,332)       (57,968)       (40,711)
                                                                ========       ========       ========
Cash flows from financing activities:
  Proceeds from borrowings..................................      31,400         42,000          4,900
  Net proceeds from issuance of common stock................         496             13          1,649
  Payments of long-term debt................................     (35,950)       (16,400)          (500)
  Credit facility costs.....................................        (359)          (172)           (88)
  Purchase of treasury shares...............................          --             (1)        (1,904)
                                                                --------       --------       --------
          Net cash flows (used in) provided by financing
            activities......................................      (4,413)        25,440          4,057
                                                                --------       --------       --------
Net increase (decrease) in cash and cash equivalents........       8,363          6,091         (2,689)
Cash and cash equivalents at beginning of period............       6,101             10          2,699
                                                                --------       --------       --------
Cash and cash equivalents at end of period..................    $ 14,464       $  6,101       $     10
                                                                ========       ========       ========



                See Notes to Consolidated Financial Statements.

                BELLWETHER EXPLORATION COMPANY AND SUBSIDIARIES



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1. ORGANIZATION



     Bellwether Exploration Company ("the Company") is an independent energy company primarily engaged in the acquisition, exploitation and development of and exploration for oil and gas properties. The Company is a Delaware corporation. Since April 1997, the Company has employed a balanced growth strategy combining strategic acquisitions of producing properties with technology driven development and exploration drilling. As a result, the Company's results of operations have been significantly affected by its success in acquiring oil and gas properties and its ability to maintain or increase production through its development activities.



     On January 25, 2001, Bellwether announced plans to merge with Bargo Energy Company. Contemporaneously with the merger, Bellwether proposes to increase its authorized common stock to 65.0 million shares and amend its 1996 Stock Incentive Plan to increase the number of shares reserved for issuance under the plan by 2.0 million shares. Under the merger agreement, Bargo shareholders will receive a combination of cash and Bellwether common stock. The merger is conditioned upon its receiving the approval of Bellwether's shareholders and Bargo's shareholders. The merger will be accounted for using the purchase method of accounting. Bellwether's management believes the merger is, among other things, in accordance with Bellwether's long-term strategy of growth through acquisitions, will create a larger company with more liquidity in its common stock and more financial flexibility, will strengthen Bellwether's management team, and will add significantly to Bellwether's production.



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



  Principles of Consolidation



     The consolidated financial statements include the accounts of Bellwether Exploration Company and its wholly-owned subsidiaries. Snyder Gas Plant Venture and NGL/Torch Gas Plant Venture and their 11.9% and 32.0% investments in the Snyder and Diamond M-Sharon Ridge Gas Plants have been pro rata consolidated through September 1999 at which time the joint ventures were dissolved. Although the joint ventures were dissolved, the Company retained its interests in the gas plants.



     In 1999 the Company reflected its investment in Carpatsky using the equity method. Due to different business and cultural approaches, foreign regulations and financial limitations, the Company does not have significant influence over Carpatsky; therefore the investment in Carpatsky is reflected using the cost method in 2000. The Company's December 30, 1999 investment in Carpatsky did not result in the reflection of any equity in earnings during 1999.



  Oil and Gas Properties



     The Company utilizes the full cost method to account for its investment in oil and gas properties. Under this method, all costs of acquisition, exploration and development of oil and gas reserves (including such costs as leasehold acquisition costs, geological expenditures, dry hole costs and tangible and intangible development costs and direct internal costs) are capitalized as incurred. Direct internal costs capitalized are primarily the salary and benefits of geologists and engineers directly involved in acquisition, exploration and development activities and amounted to $3.3 million, $1.7 million and $0.8 million in the years ended December 31, 2000, 1999 and 1998, respectively. The Company currently has two full cost pools: United States and Ecuador. The cost of oil and gas properties, the estimated future expenditures to develop proved reserves, and estimated future abandonment, site remediation and dismantlement costs are depleted and charged to operations using the unit-of-production method based on the ratio of current production to proved oil and gas reserves as estimated by independent engineering consultants. Costs directly associated with the acquisition and evaluation of unproved properties are excluded from the amortization computation until it is determined whether or not proved reserves can be assigned to the properties or whether impairment has occurred. Depletion expense per equivalent barrel

                BELLWETHER EXPLORATION COMPANY AND SUBSIDIARIES of domestic production was approximately $5.468 in 2000, $4.32 in 1999, and $6.59 in 1998. Depletion expense per equivalent barrel of Ecuador production was $4.28 in 2000.



     Nothing was excluded from amortization in the Company's Ecuador full cost pool as of December 31, 2000. The following table shows, by category of cost and date incurred, the domestic unproved property costs excluded from amortization (amounts in thousands):



                                                                                           TOTAL AT
                                                 LEASEHOLD   EXPLORATION   DEVELOPMENT   DECEMBER 31,
                                                   COSTS        COSTS         COSTS          2000
                                                 ---------   -----------   -----------   ------------
Costs Incurred During Periods Ended:
  December 31, 2000............................   $   948       $532           $--         $ 1,480
  December 31, 1999............................     8,591         --            --           8,591
  December 31, 1998............................     1,289         --            --           1,289
  Prior........................................        --         --            --              --
                                                  -------       ----           ---         -------
                                                  $10,828       $532           $--         $11,360
                                                  =======       ====           ===         =======



     Land and seismic costs have been incurred in the current and prior years by the Company and are still in the evaluation stage. Approximately $2.8 million and $1.2 million was evaluated and moved to the full cost pool in 2000 and 1999, respectively.



     Such costs fall into four broad categories:



          (1)Material projects which are in the last one to two years of seismic evaluation;



          (2)Material projects currently being marketed to third parties;



          (3) Leasehold and seismic costs for projects not yet evaluated at all; and



          (4)Drilling and completion costs for projects in progress at year end which have not resulted in the recognition of reserves at December 2000. This category of costs will transfer into the full cost pool in 2001.



     Dispositions of oil and gas properties are recorded as adjustments to capitalized costs, with no gain or loss recognized unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas. To the extent that capitalized costs of oil and gas properties, net of accumulated depreciation, depletion and amortization, exceed the discounted future net revenues of proved oil and gas reserves net of deferred taxes, such excess capitalized costs would be charged to operations. Oil and gas prices declined in 1998, with continued declines in early 1999. As a result of such declines, the Company's capitalized costs were in excess of future net revenues calculated using prices in effect in late February 1999. The Company recorded an oil and gas property impairment of $73.9 million in 1998. No such impairment in book value was required at December 2000 or 1999.



     Any reference to oil and gas reserve information in the Notes to Consolidated Financial Statements is unaudited.



 Gas Plants and Gas Gathering System



     Gas plant facilities include the costs to acquire certain gas plants and to secure rights-of-way. Capitalized costs associated with gas plants facilities are amortized primarily over the estimated useful lives of the various components of the facilities utilizing the straight-line method. The estimated useful lives of such assets range from four to fifteen years.

                BELLWETHER EXPLORATION COMPANY AND SUBSIDIARIES

     Effective September 1, 1999, NGL Associates, the Company's partner in the Torch-NGL Joint Venture and the Snyder Gas Plant Joint Venture (the "Ventures"), was given 16.5% of the Ventures' interests in order to satisfy requirements of the joint ventures. The result of this transfer of interests was the dissolution of the joint ventures. Bellwether's interest in the gas plants was reduced to 11.9% and 32.0% in the Snyder and Diamond M-Sharon Ridge Gas Plants, respectively.



     The Company sold its gas gathering subsidiary for $40,000 on March 1, 1999.



     Prior year financial statements have been restated to present gas plant revenues on a gross basis in accordance with EITF 99-19. The presentation did not impact previously reported net income (loss) or net income (loss) per share for the periods presented.



 Revenue Recognition and Gas Imbalances



     The Company uses the sales method of accounting for revenue. Under this method, oil and gas revenues are recorded when oil and natural gas production is sold to purchasers on its behalf. Sales to Torch Co-Energy LLC accounted for greater than 10% of oil and gas revenues in 2000, 1999, and 1998. The sales amounts were $26.9 million, $14.9 million, and $20.5 million, respectively, and were part of domestic revenues.



     Gas imbalances are created, but not recorded, when the sales amount is not equal to the Company's entitled share of production. The Company had a net imbalance liability, at fair value, determined by applying average realized prices for the year to the imbalance volumes of $2.3 million, $1.2 million and $.5 million, at December 31, 2000, 1999 and 1998, respectively.



     A certain portion of the gas balancing liability is related to properties approaching depletion; therefore, cash settlement may be likely. The Company is taking steps to extend the productive life of such reserves.



 Natural Gas and Crude Oil Hedging



     Commodity derivatives utilized as hedges include collar and swap contracts. In order to qualify as a hedge, price movements in the underlying commodity derivative must be sufficiently correlated with the hedged commodity. When a commodity derivative ceases to qualify as a hedge, the change in its fair value is recognized in income currently. Settlement of gains and losses on price swap contracts are realized monthly, generally based upon the difference between the contract price and the average closing New York Mercantile Exchange ("NYMEX") price and are reported as a component of oil and gas revenues and operating cash flows in the period realized. Gains and losses attributable to the termination of a swap contract are deferred on the balance sheet and recognized in revenue when the hedged crude oil and natural gas is sold. There were no such deferred gains or losses at December 31, 2000, 1999 or 1998.



     Oil and gas revenues were decreased by $24.5 million and $4.0 million in the years ended December 31, 2000 and 1999, respectively, and increased by $3.6 million in the year ended December 31, 1998, as a result of such hedging activity.



     In the fourth quarter of the year 2000, the Company recognized a non-cash loss of $8.7 million related to a $4.60 per Mcf gas swap on 15,000 Mcf per day over the period November 2000 through October 2001 and previously existing swaps intended to hedge forecasted production. The swap was intended to limit future losses by offsetting the previously existing hedges on forecasted production from properties sold by the Company in late 2000.



 Income Taxes



     Deferred taxes are accounted for under the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement

                BELLWETHER EXPLORATION COMPANY AND SUBSIDIARIES carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period the change occurs.



 Statements of Cash Flows



     For cash flow presentation purposes, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Interest paid in cash for the years ended December 31, 2000, 1999 and 1998, was $13.8 million, $11.1 million, and $11.1 million, respectively. Income tax refunds received in cash for December 31, 1999 were $437,000. Income taxes paid in cash for the years ended December 31, 2000 and 1998 were $108,831 and $1,408,000, respectively. Certain non-cash transactions were recorded in 2000: 1) A $849,000 non-cash general and administrative charge in 2000 was required due to the difference between exercise and grant date prices on options awarded to the Company president, and 2) A non-cash loss of $8.7 million at December 31, 2000 related to a $4.60 gas swap not treated as a hedge.



 Benefit Plans



     During 1993, the Company adopted the Bellwether Corporation Simplified Employee Pension Plan (the "Savings Plan") whereby all employees of the Company are eligible to participate. The Savings Plan is administered by a Plan Administrator appointed by the Company. Eligible employees may contribute a portion of their annual compensation up to the legal maximum established by the Internal Revenue Service for each plan year. The Company's matching contributions are a maximum of 6% each plan year. Employee contributions are immediately vested and employer contributions have a five year vesting period. Amounts contributed by the Company to the Savings Plan for the years ended December 31, 2000, 1999 and 1998 were $312,185, $191,176, and $123,952, respectively.



 Deferred Compensation Plan



     In late 1997, the Company adopted the Bellwether Deferred Compensation Plan. This plan, which is not required to be funded, allows selected employees the option to defer a portion of their compensation until their retirement. Such deferred compensation is invested in any one or more of six mutual funds managed by American Funds Service Company ("Fund Manager"), at the direction of the employees. The Company designated Southwest Guaranty Trust Company as Trustee to supervise the Fund Manager. The market value of these investments is included in Current Assets at December 31, 2000, 1999 and 1998 and was approximately $25,000, $98,000 and $49,000, respectively.



 New Accounting Pronouncements



     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes standards of accounting for and disclosures of derivative instruments and hedging activities. As amended, this statement is effective for fiscal quarters beginning after January 1, 2001. The Company has reviewed its operations for and documented all hedge transactions in accordance with this pronouncement. All of Bellwether's commodity derivative instruments, with the exception of those causing the $8.7 million loss recognized in the fourth quarter of 2000, qualify for treatment as hedges. Beginning January 1, 2001, Bellwether will record the fair value of commodity hedges as current assets or liabilities, with the offsetting amount of $33.1 million in Other Comprehensive Income. Earnings will be impacted as hedge transactions are satisfied or to the extent that a hedge proves to be ineffective. The Company's interest rate swap, however, will not be designated for hedge accounting under the new pronouncement. At January 1, 2001, a long-term liability will be recorded for $4.4 million, the fair value of the swap, with a corresponding charge to income due to this change in accounting principle. Quarterly adjustments will be made in order to reflect changes in the fair value of the swap or collars.

                BELLWETHER EXPLORATION COMPANY AND SUBSIDIARIES

  Use of Estimates



     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities as well as reserve information which affects the depletion calculation and the computation of the full cost ceiling limitation to prepare these financial statements in conformity with generally accepted accounting principles in the United States. Actual results could differ from these estimates.



 Reclassifications



     Certain reclassifications of prior period statements have been made to conform to current reporting practices.



3. ACQUISITIONS AND INVESTMENTS



     During the last three fiscal years, the Company has completed or made the following acquisitions and investments:



     During 1998, in connection with a possible transaction by the Company with Carpatsky Petroleum Company ("Carpatsky"), the Company agreed to guarantee $500,000 of indebtedness of Carpatsky to Torch. The Carpatsky note to Torch went into default in June 1998. Under an agreement effective October 31, 1999, Bellwether paid Torch $565,700 for the guaranty. The Company received in exchange 4.5 million shares of Carpatsky and a warrant to acquire an additional 967,296 common shares. On December 30, 1999, Bellwether purchased 95.5 million preferred shares of Carpatsky Petroleum, Inc. and warrants to acquire 12.5 million common shares for $4 million. The preferred shares are convertible into 50 million Carpatsky common shares. This investment does not give the Company the ability to significantly influence Carpatsky's operations.



     In December 1998, Bellwether was the successful bidder for the Charapa field in Ecuador. With the successful bid, the Company was awarded a contract for production and exploration of crude oil in the Charapa field. The contract provides the Company with approximately 45% of the crude oil produced above the base production curve. The base production curve is defined as the production profile of the crude oil projected by the Ecuadorian government hydrocarbons subsidiary. Bellwether is also entitled to recoup lease operating expenses associated with the base production. Negotiations with the Ecuadorian government took place throughout 1999 with Bellwether officially taking over operations of the field in January of 2000. Bellwether committed to a $12 million work program over three years. In February 2000, Bellwether took over operations of another Ecuadorian field, the Tiguino field. The contract with the government is similar for both fields. A Bellwether subsidiary operated the field on behalf of Petroleos Colombianos ("Petrocol"), which had been granted a 25% interest and operatorship by the Ecuadorian government. Bellwether negotiated with Petrocol and other interest owners throughout 2000 ultimately acquiring 70% and the assignment of operatorship by July 2000. Agreements transferring ownership and operatorship in the Tiguino field have been signed by all parties, but the final government approval of the transaction has not yet been obtained. Such approval is necessary for the agreements to be accepted in Ecuador. Bellwether has received a legal opinion letter that it is legally entitled to the 70% of production from the field and has also received confirmation that the government has never failed to approve similar assignments.



4. RELATED PARTY TRANSACTIONS



     The Company is a party to a master services agreement and six specific outsourcing contracts which require Torch Energy Advisors Incorporated ("Torch") to administer certain business activities of the Company. The various contracts have terms from two years to five years in length and annual fees ranging from fixed and variable amounts of $0.6 million to $3.0 million plus fees based upon percentages of production ranging from 1/2% to 2% depending on the product. Prior to October 1999, the Company was party to an administrative

                BELLWETHER EXPLORATION COMPANY AND SUBSIDIARIES services agreement which required Torch to administer certain activities of the Company for monthly fees equal to the sum of one-twelfth of 2% of the average of the book value of the Company's total assets, excluding cash, plus 2% of annual operating cash flows (as defined) during the period in which the services are rendered plus reimbursement of certain costs incurred on behalf of the Company. For the periods ended December 31, 2000, 1999, and 1998 related fees paid to Torch amounted to $4.7 million, $2.9 million and $4.0 million, respectively.



     In July 2000, Pan American Energy Finance, a wholly-owned subsidiary of Bellwether entered into a $1 million revolving credit facility with Carpatsky. The facility earns interest at 10% per annum and is due on November 30, 2001. As of December 31, 2000 the full $1 million had been borrowed.



     On August 2, 1999, two senior executives left the Company to pursue other opportunities. Mr. J. P. Bryan, a member of the board of directors, then was elected Chairman and CEO effective August 2, 1999. Mr. Bryan is Senior Managing Director of and a holder of common stock of the parent corporation of Torch. Approximately $1.7 million of severance cost attributable to this management change were incurred in August 1999. Mr. Bryan resigned his position as CEO of Bellwether in May 2000 and his position as Chairman in December 2000, but remains on the Board of Directors.



     In April, 1997, Torch was issued 150,000 shares of the Company's common stock and a warrant, expiring in April 2002, to purchase 100,000 shares at $9.90 per share for advisory services rendered in connection with an acquisition.



     Pursuant to a Separation Agreement between the Company and one of the senior executives, the executive entered into a nonrecourse promissory note with a principal amount of $332,872. The loan bears interest at an annual rate of seven percent and is due and payable on August 23, 2002. The loan is secured by 78,323 shares of the Company's Common Stock. As of December 31, 2000, the outstanding loan balance of $332,872 was reflected in Other Assets on the Balance Sheet, while accrued interest of $8,414 was reflected within Accounts Receivable and Accrued Revenues on the Balance Sheet.



     Sales to Torch-Co Energy LLC accounted for approximately 24%, 22% and 28% of fiscal year 2000, 1999 and 1998 oil and gas revenues, respectively.



     A subsidiary of Torch markets oil and natural gas production from certain oil and gas properties in which the Company owns an interest. The Company generally pays fees of 1/2% to 2% of revenues for such marketing services. Such charges were $563,369, $947,500 and $1,143,000, in periods ended December 31, 2000, 1999 and 1998, respectively. Prior to the contract revisions the fees were 2% on all marketed production; therefore a savings is reflected in the year 2000 over previous years.



     Costs of the evaluation of potential property acquisitions and due diligence conducted in conjunction with acquisitions closed are incurred by Torch at the Company's request. The Company was charged $1.3 million, $357,800, and $379,000 for these costs in periods ended December 31, 2000, 1999 and 1998, respectively.



     Torch operates certain oil and gas interests owned by the Company. The Company is charged, on the same basis as other third parties, for all customary expenses and cost reimbursements associated with these activities. Prior to October 1999, Torch retained such reimbursements as part of its compensation. After October 1999, overhead reimbursements are retained by Bellwether and are reported as reductions to general and administrative expenses. Operator's overhead charged by Torch and retained as compensation for these activities for the periods ended December 31, 1999 and 1998 was $1,153,000 and $1,349,000, respectively.



     Torch is the operator of the Snyder Gas Plant. In periods ended December 31, 2000, 1999 and 1998, the fees paid by the Company to Torch were $96,339, $73,000 and $72,000, respectively.



     During the fiscal year 1992, the Company acquired an average 24.4% interest in three mining ventures (the "Mining Venture") from an unaffiliated person for $128,500. At the time of such acquisition, J. P. Bryan, his brother, Shelby Bryan and Robert L. Gerry III, a director of Nuevo Energy Company (the "Affiliated Group"),

                BELLWETHER EXPLORATION COMPANY AND SUBSIDIARIES owned an average 21.5% interest in the Mining Venture. The Company's interest in the Mining Venture increased to 32.5% during 1998 as it pays costs of the venture while the interest of the Affiliated Group decreased. On December 31, 1998, the Company impaired the value of the asset by $465,000, included in the Impairment Expense line of the Statement of Operations, leaving a $10,000 investment. The impairment was taken because Bellwether believed the venture did not have value above $10,000 without further investments that it did not anticipate would occur. In 1999, the Company invested $273,000 in the Mining Venture, based upon a third party assay showing economically mineable grades of several precious minerals, bringing its recorded investment to $283,000 as of December 31, 1999. During 2000, the Company invested $446,000 in the Mining Venture, bringing its recorded investment to $729,000 as of December 31, 2000 for a 40.7% interest. The Mining Venture is recorded at cost in the Other Assets section of the balance sheet.



5. STOCKHOLDERS' EQUITY



 Common and Preferred Stock



     The Certificate of Incorporation of the Company authorizes the issuance of up to 30,000,000 shares of common stock and 1,000,000 shares of preferred stock, the terms, preferences, rights and restrictions of which are established by the Board of Directors of the Company. Certain restrictions contained in the Company's loan agreements limit the amount of dividends which may be declared. There is no present plan to pay cash dividends on common stock as the Company intends to reinvest its cash flows for continued growth of the Company.



     In addition to stock options outstanding, the Company has 100,000 warrants outstanding at an exercise price of $9.90 per share. The expiration date for 100,000 warrants is April 2002.



     A tax benefit related to the exercise of employee stock options of $95,000 in 2000 and $324,000 in 1998 was allocated directly to additional paid in capital. Such benefit was not material in year 1999.



 Shareholder Rights Plan



     In September 1997, Bellwether adopted a shareholder rights plan to protect Bellwether's shareholders from coercive or unfair takeover tactics. Under the shareholder rights plan, each outstanding share of Bellwether common stock and each share of subsequently issued Bellwether common stock has attached to it one right. The rights become exercisable if a person or group acquires or announces an intention to acquire beneficial ownership of 15% or more of the outstanding shares of Bellwether common stock without the prior consent of Bellwether. When the rights become exercisable each holder of a right will have the right to receive, upon exercise of the right, a number of shares of common stock of Bellwether which, at the time the rights become exercisable, have a market price of two times the exercise price of the right. Bellwether may redeem the rights for $.01 per right at any time before they become exercisable without shareholder approval. The rights will expire on September 26, 2007, subject to earlier redemption by the board of directors of Bellwether.

                BELLWETHER EXPLORATION COMPANY AND SUBSIDIARIES

  Earnings Per Share



     The following represents the reconciliation of the numerator (income) and denominator (shares) of the earnings per share computation to the numerator and denominator of the diluted earnings per share computation. The Company's reconciliation is as follows (amounts in thousands, except per share amounts):



                                            YEAR ENDED DECEMBER 31, 2000     YEAR ENDED DECEMBER 31, 1999
                                            -----------------------------   ------------------------------
                                             INCOME    SHARES   PER SHARE   INCOME    SHARES    PER SHARE
                                            --------   ------   ---------   -------   -------   ----------
Net income................................  $ 32,208                        $8,813
                                            --------   ------    ------     ------    ------      -----
Earnings per common share.................  $ 32,208   13,899    $ 2.32     $8,813    13,854      $0.64
Effect of Dilutive Securities:
  Options & Warrants......................        --      276                   --        42
                                            --------   ------    ------     ------    ------      -----
Earnings per common share -- diluted......  $ 32,208   14,175    $ 2.27     $8,813    13,896      $0.63
                                            ========   ======    ======     ======    ======      =====



                                            YEAR ENDED DECEMBER 31, 1998
                                            -----------------------------
                                             INCOME    SHARES   PER SHARE
                                            --------   ------   ---------
Net Income (loss).........................  $(77,251)
                                            --------   ------    ------
Earnings (loss) per common share..........  $(77,251)  14,039    $(5.50)
Effect of Dilutive Securities:
  Options & Warrants......................        --       --        --
                                            --------   ------    ------
Earnings (loss) per common
  share -- diluted........................  $(77,251)  14,039    $(5.50)
                                            ========   ======    ======



     For the year ended December 31, 1998, diluted earnings per share were not calculated since the issuance or conversion of additional securities would have had an antidilutive effect due to the loss in the period. Options and warrants equal to 584,500 in 2000 and 1,181,499 in 1999 that could potentially dilute basic earnings per share in the future were not included in the computation of diluted earnings per share because to do so would have been antidilutive.



 Treasury Stock



     In September 1998, the Company's Board of Directors authorized the repurchase of up to $5.0 million of the Company's common stock. As of December 31, 1999, 311,000 shares had been acquired at an aggregate price of $1,905,000. These treasury shares are reported at cost as a reduction to Stockholders' Equity.



 Stock Incentive Plans



     The Company has stock option plans that provide for granting of options for the purchase of common stock to directors, officers and key employees of the Company and Torch. These stock options may be granted subject to terms ranging from 6 to 10 years at a price equal to the fair market value of the stock at the date of grant. At year end 2000 the plans allow the Company 28,500 options.



     On May 15, 2000 the Company's president was granted 500,000 options with an exercise price set at the average price for the 30 days prior to the grant date. Such average price was less than the closing price on the grant date. The Company is required to recognize compensation expense, over the vesting period, for the options equal to the difference between the exercise price and the close price of Bellwether's stock on the grant date. A charge of $536,070 was recorded in May 2000, when one-third of the options vested. The remaining expense is charged ratably over the vesting period of two years. Relative to these options, total compensation expense recognized for the year ended December 31, 2000 was $849,000. At December 31, 2000, an unrecorded liability of approximately $759,000 exists for the unvested cost of these options.

                BELLWETHER EXPLORATION COMPANY AND SUBSIDIARIES

     A summary of activity in the stock option plans is set forth below:



                                                                           OPTION PRICE
                                                                              RANGE
                                                               NUMBER     --------------
                                                              OF SHARES    LOW     HIGH
                                                              ---------   -----   ------
Balance at December 31, 1997................................  1,387,825   $3.00   $12.38
  Granted...................................................    300,000   $6.25   $10.94
  Surrendered...............................................   (146,000)  $5.62   $12.38
  Exercised.................................................   (273,325)  $3.00   $ 7.75
Balance at December 31, 1998................................  1,268,500   $4.38   $12.38
  Granted...................................................    653,500   $3.34   $ 6.22
  Surrendered...............................................   (390,000)  $3.34   $10.19
  Exercised.................................................     (4,000)  $3.34   $ 3.34
Balance at December 31, 1999................................  1,528,000   $3.34   $12.38
  Granted...................................................    917,500   $4.25   $ 8.75
  Surrendered...............................................    (51,999)  $3.34   $ 7.97
  Exercised.................................................    (90,835)  $3.34   $ 7.63
Balance at December 31, 2000................................  2,302,666   $3.34   $12.38
                                                              =========   =====   ======
Exercisable at December 31, 2000............................  1,732,502   $3.34   $12.38
                                                              =========   =====   ======



     Detail of stock options outstanding and options exercisable at December 31, 2000 follows:



                                                           OUTSTANDING                   EXERCISABLE
                                               -----------------------------------   --------------------
                                                             WEIGHTED     WEIGHTED               WEIGHTED
                                                             AVERAGE      AVERAGE                AVERAGE
                                                            REMAINING     EXERCISE               EXERCISE
RANGE OF EXERCISE PRICES                        NUMBER     LIFE (YEARS)    PRICE      NUMBER      PRICE
------------------------                       ---------   ------------   --------   ---------   --------
1994 Plan $3.34 to $7.63.....................    563,166       5.7         $5.21       447,001    $5.29
1996 Plan $3.34 to $12.38....................  1,739,500       9.2         $6.63     1,285,501    $6.78
                                               ---------                             ---------
          Total..............................  2,302,666                             1,732,502
                                               =========                             =========

                BELLWETHER EXPLORATION COMPANY AND SUBSIDIARIES

     The estimated weighted average fair value per share of options granted during 2000, 1999, and 1998 was $12.75, $11.68 and $2.34, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions. For 2000, expected stock price volatility of 65%; a risk free interest rate of 5.1%; and an average expected option life of 10 years. For 1999, expected stock price volatility of 93%; a risk free interest rate of 6.5%; and an average expected option life of 10 years. For 1998, expected stock price volatility of 40%; a risk free interest rate of 5.5%, an average expected option life of 5 years. Had compensation expense for stock-based compensation been determined based on the fair value at the date of grant, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except share information):



                                                       YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                      DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                          2000           1999           1998
                                                      ------------   ------------   ------------
Net income (loss)
  As reported.......................................    $32,208        $  8,813       $(77,251)
  Pro forma.........................................    $24,955        $(19,516)      $(78,321)
Earnings (loss) per share
  As reported.......................................    $  2.32        $    .64       $  (5.50)
  Pro forma.........................................    $  1.80        $  (1.41)      $  (5.58)
Diluted earnings (loss) per share
  As reported.......................................    $  2.27        $    .63       $  (5.50)
  Pro forma.........................................    $  1.76        $  (1.41)      $  (5.58)



6. DERIVATIVE FINANCIAL INSTRUMENTS



     The Company periodically uses derivative financial instruments to manage oil and gas price risk; generally commodity price swap agreements which provide for the Company to receive or make counterparty payments on the differential between a fixed price and a variable indexed price for natural gas or crude oil. Gains and losses from these hedging activities are included in oil and gas sales at the time the related production is delivered. Hedging activities decreased revenues by $24.5 million and $4.0 million for the years 2000 and 1999, respectively. Revenues for the year 1998 were increased by $3.6 million due to hedging activities.



     The following tables detail the Company's hedges of future production, which were in place at December 31, 2000. The oil hedge was transacted in August 2000. All gas hedges were entered into before March 2000.



 Oil Hedges



                                                                             NYMEX     NYMEX
                                              BBLS                           PRICE     PRICE
PERIOD                                       PER DAY   TOTAL BBLS    TYPE    FLOOR    CEILING
------                                       -------   ----------   ------   ------   -------
January 2001-December 2001.................   1,500     547,500     Collar   $24.00   $30.00



  Gas Hedges



                                                                            NYMEX    NYMEX
                                               MCF                          PRICE    PRICE
PERIOD                                       PER DAY   TOTAL MCF    TYPE    FLOOR   CEILING
------                                       -------   ---------   ------   -----   -------
January 2001-March 2001....................  25,000    2,250,000   Collar   $2.30    $3.37
April 2001-October 2001....................  35,000    7,490,000   Collar   $2.30    $2.92

                BELLWETHER EXPLORATION COMPANY AND SUBSIDIARIES

     The fair value at December 31, 2000 of these swap agreements was a loss of $33.1 million. These energy swap agreements expose the Company to counterparty credit risk to the extent the counterparty is unable to meet its monthly settlement commitment to the Company.



     Bellwether entered into a gas swap for $4.60 per mcf on 15,000 mcf per day of production from November 2000 through October 2001. This offsets hedges previously existing on forecasted production that was sold in late 2000. A non-cash loss of $8.7 million was recognized in the fourth quarter 2000 related to the $4.60 swap, along with a related current liability. The liability will be relieved monthly as the swap is settled. By December 31, 2000, the liability had been reduced to $7.5 million.



     Effective September 22, 1998, the Company entered into an eight and one-half year's interest rate swap agreement with a notional value of $80 million. Under the agreement, the Company receives a fixed interest rate and pays a floating interest rate based on the simple average of three foreign LIBOR rates. Floating rates are redetermined for a six-month period each April 1 and October 1. The floating rate for the period from October 1, 2000 to April 1, 2001 is 10.875%. Through April 1, 2002 the floating rate is capped at 10.875% and capped at 12.375% thereafter. The Company's interest rate swap will not be designated for hedge accounting upon implementation of SFAS 133, therefore, the interest rate swap will be recorded at fair value with a corresponding charge to income.



 Determination of Fair Values of Financial Instruments



     Fair value for cash, short-term investments, receivables and payables approximates carrying value. The following table details the carrying values and approximate fair values of the Company's other investments, derivative financial instruments and long-term debt at December 31, 2000 and 1999 (in thousands).



                                            DECEMBER 31, 2000                   DECEMBER 31, 1999
                                    ---------------------------------   ---------------------------------
                                                     APPROXIMATE FAIR                    APPROXIMATE FAIR
                                    CARRYING VALUE        VALUE         CARRYING VALUE        VALUE
                                    --------------   ----------------   --------------   ----------------
Assets (Liabilities):
  Derivative instruments other
     than trading:
  Interest rate swap agreements...    $      --         $  (4,411)        $      --         $   3,045
  Production swap agreements......    $      --         $ (33,133)        $      --         $     862
  Long-term debt (See Note 7).....    $(125,450)        $(114,890)        $(130,000)        $(125,485)



7. LONG-TERM DEBT



     Long-term debt is comprised of the following at December 31, 2000 and 1999 (in thousands):



                                                              DECEMBER 31,   DECEMBER 31,
                                                                  2000           1999
                                                              ------------   ------------
Bank credit facility........................................    $ 25,450       $ 30,000
10 7/8% Senior Subordinated Notes...........................     100,000        100,000
                                                                --------       --------
Long-term debt..............................................    $125,450       $130,000
                                                                ========       ========

                BELLWETHER EXPLORATION COMPANY AND SUBSIDIARIES

     Debt maturities by fiscal year are as follows (amounts in thousands):



2000........................................................   $     --
2001........................................................         --
2002........................................................     25,450
2003........................................................         --
2004........................................................         --
Thereafter..................................................    100,000
                                                               --------
                                                               $125,450
                                                               ========



     In April 1997, the Company entered into a senior revolving unsecured credit facility ("Senior Credit Facility") in an amount up to $90.0 million, with a borrowing base to be re-determined semi-annually, and a maturity date of November 5, 2003. On May 20, 1999 the borrowing base was re-determined to be $55.0 million. Subsequent amendments reflecting the impact of the property sales in 2000 have reduced the borrowing base to $34.5 million at December 31, 2000. At December 31, 2000, there were $24.5 million in borrowings outstanding under the Senior Credit Facility. In February 2001, the Senior Credit Facility was amended to reduce the facility amount to $40 million while increasing the borrowing base to $35 million. The maturity date was changed to August 2002.



     Bellwether may elect an interest rate based either on a margin plus London Interbank Offered Rate ("LIBOR") or the higher of the prime rate or the sum of 0.5% of 1% plus the Federal Funds Rate. For LIBOR borrowings, the interest rate will vary from LIBOR plus 1.0% to LIBOR plus 3.5% based upon the borrowing base usage. The Senior Credit Facility contains various covenants including certain required financial measurements for current and interest ratios and consolidated tangible net worth. As of December 31, 2000 the Company was in compliance with all debt covenants. In addition, the Senior Credit Facility contains the following limitations: 1) Bellwether and its subsidiaries will not sell all or substantially all of their assets to another person, 2) none of Bellwether or its subsidiaries will incur additional indebtedness with the exception of permitted indebtedness, 3) the indebtedness of Bellwether's subsidiaries will not exceed 10% of consolidated tangible net worth (indebtedness from subsidiaries to Bellwether or guarantors is permitted), 4) none of Bellwether or its subsidiaries will make any restricted payments or restricted investments unless no default exists under the Senior Credit Facility and all such restricted payments and investments made since closing do not exceed the sum of
(A) $5 million plus (B) 25% consolidated net income (less 100% of losses) plus
(C) net cash proceeds of non-redeemable stock, provided, there are no payments made on permitted subordinated debt prior to stated maturity.



     In April 1997, the Company issued $100.0 million of 10 7/8% Senior Subordinated Notes ("Notes") that mature April 1, 2007. Interest on the Notes is payable semi-annually on April 1 and October 1. The Notes will be redeemable, in whole or in part, at the option of the Company at any time on or after April 1, 2002 at 105.44% which decreases annually to 100.00% on April 1, 2005 and thereafter, plus accrued and unpaid interest. In the event of a change of control of the Company, each holder of the Notes will have the right to require the Company to repurchase all or part of such holder's Notes at an offer price in cash equal to 101.0% of the aggregate principal amount thereof, plus accrued and unpaid interest to the date of purchase. The Notes contain certain covenants, including limitations on indebtedness, restricted payments, transactions with affiliates, liens, guarantees of indebtedness by subsidiaries, dividends and other payment restrictions affecting restricted subsidiaries, issuance and sales of restricted subsidiary stock, disposition of proceeds of asset sales, and restrictions on mergers, and consolidations or sales of assets.



     Effective September 22, 1998, the Company entered into an eight and one-half year's interest rate swap agreement with a notional value of $80 million. Under the agreement, the Company receives a fixed interest rate and pays a floating interest rate based on the simple average of three foreign LIBOR rates. Floating rates are

                BELLWETHER EXPLORATION COMPANY AND SUBSIDIARIES redetermined for a six-month period each April 1 and October 1. The floating rate for the period from October 1, 1999 to April 1, 2000 is 9.64%. Through April 1, 2002 the floating rate is capped at 10.875% and capped at 12.375% thereafter. This interest swap is accounted for as a hedge.



8. INCOME TAXES



     Income tax expense (benefit) is summarized as follows (in thousands):



                                                       YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                      DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                          2000           1999           1998
                                                      ------------   ------------   ------------
Current
  Federal...........................................    $     67       $  (425)       $   658
  State.............................................          18            10             93
Deferred -- Federal, Foreign and State..............     (12,307)       (2,739)        (6,820)
                                                        --------       -------        -------
          Total income tax benefit..................    $(12,222)      $(3,154)       $(6,069)
                                                        ========       =======        =======



     The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2000 and 1999 is as follows:



                                                              DECEMBER 31,   DECEMBER 31,
                                                                  2000           1999
                                                              ------------   ------------
Net operating loss carryforwards............................    $10,091        $ 10,296
Percentage depletion carryforwards..........................        271             271
Alternative minimum tax credit carryforwards................        752             725
Property, plant and equipment...............................      3,087           9,551
State income taxes..........................................      1,138           1,732
                                                                -------        --------
Total deferred income tax assets............................     15,339          22,575
                                                                -------        --------
Valuation allowances........................................         --         (19,836)
Foreign income taxes........................................       (198)             --
                                                                -------        --------
Total deferred income tax liability.........................       (198)        (19,836)
                                                                -------        --------
Net deferred income tax asset...............................    $15,141        $  2,739
                                                                =======        ========



     At December 31, 1999, the Company determined that it is more likely than not that a portion of the deferred tax assets will not be realized and the valuation allowance was adjusted by $5.2 million to a total valuation allowance of $19.8 million. At December 31, 2000, however, the Company determined that it was more likely than not that the deferred tax assets would be realized based on current projections of taxable income due to higher commodity prices at year end 2000, and the valuation allowance was decreased by $19.8 million to zero.



     A tax benefit related to the exercise of employee stock options of approximately $95,000 was allocated directly to additional paid-in capital in 2000. Such benefit was not material in 1999.

                BELLWETHER EXPLORATION COMPANY AND SUBSIDIARIES

     Total income tax differs from the amount computed by applying the Federal income tax rate to income before income taxes and minority interest. The reasons for the differences are as follows:



                                                       YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                      DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                          2000           1999           1998
                                                      ------------   ------------   ------------
Statutory Federal income tax rate...................      34.0%          34.0%         (34.0%)
Increase (decrease) in tax rate resulting from:
  State income taxes, net of federal benefit........       3.0%           3.1%          (3.1%)
  Foreign income taxes, net of federal benefit......       1.0%             --             --
Non-deductible travel and entertainment.............       0.1%           0.2%           0.1%
Other...............................................         --           (.8%)            --
Change in valuation allowance.......................     (99.3%)        (92.2%)         29.7%
                                                        -------        -------        -------
                                                         (61.2%)        (55.7%)         (7.3%)
                                                        =======        =======        =======



     The Company issued 3,400,000 shares of its common stock on July 20, 1994. As a result of the common stock issuance, the Company underwent an ownership change. Therefore, the Company's ability to use a portion of its net operating loss ("NOL") carryforwards for federal income tax purposes is subject to limitations.



     Section 382 of the Internal Revenue Code significantly limits the amount of NOL and investment tax credit carryforwards that are available to offset future taxable income and related tax liability when a change in ownership occurs.



     At December 31, 2000, the Company had net operating loss carryforwards of approximately $29 million, which will expire in future years beginning in 2001.



9. COMMITMENTS AND CONTINGENCIES



 Lease Commitments



     The minimum future payments under the terms of the Company's office space operating lease is as follows:



YEAR ENDED
DECEMBER 31                                                  ($ IN THOUSANDS)
-----------                                                  ----------------
2001......................................................         403
2002......................................................         415
2003......................................................         426
2004......................................................         430
2005......................................................         438



     Rent expense was $509,000 in 2000, $16,023 in 1999 and zero in prior years. Prior to October 1999, the Company was not responsible for office rental as the administration services contract with Torch at the time included office space. When the new Torch Master Service Agreement became effective in October 1999, Bellwether began paying office rent.



 Other Commitments



     Under the Company's contract for production of oil in the Charapa field of Ecuador, the Company is required to execute a three year $12 million minimum investment program. Under a similar contract for production of oil in the Tiguino field of Ecuador, a $25 million minimum investment program over three years is required. The Ecuadorian national oil company requires guarantees for a portion of each investment program. Such guarantees are backed by the Company's letters of credit totaling $7.4 million. The letters of credit are drawn on the Senior Credit Facility and are renewable annually.

                BELLWETHER EXPLORATION COMPANY AND SUBSIDIARIES

  Contingencies



     The Company has been named as a defendant in certain lawsuits incidental to its business. Management does not believe that the outcome of such litigation will have a material adverse impact on the Company.



     The Company was defendant in Cause No. C-4417-96-G; A.R. Guerra, et al. v. Eastern Exploration, Inc., et al. in the 370th Judicial District Court of Hidalgo County, Texas. On May 11, 1999, the trial court granted plaintiff's Motion of Summary Judgement and denied defendants' Motion of Summary Judgement. The trial court awarded plaintiffs in excess of $5.8 million on damages plus interest. The Company settled the case in early 2000 for the sum of $353,500, net to its interest.



10. SELECTED QUARTERLY FINANCIAL DATA (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE
DATA) (Unaudited):



                                                                  QUARTER ENDED
                                               ---------------------------------------------------
                                               DECEMBER 31,   SEPTEMBER 30,   JUNE 30,   MARCH 31,
                                                   2000           2000          2000       2000
                                               ------------   -------------   --------   ---------
Revenues.....................................    $35,924         $31,526      $26,669     $25,162
Operating income.............................    $   680         $ 8,639      $ 5,011     $ 5,656
Net income...................................    $   432         $ 5,357      $ 3,029     $23,390
Earnings per common share....................    $  0.03         $  0.38      $  0.22     $  1.69
Earnings per common shares -- diluted........    $  0.03         $  0.37      $  0.21     $  1.67



                                                                  QUARTER ENDED
                                               ---------------------------------------------------
                                               DECEMBER 31,   SEPTEMBER 30,   JUNE 30,   MARCH 31,
                                                   1999           1999          1999       1999
                                               ------------   -------------   --------   ---------
Revenues.....................................    $25,280         $18,463      $15,943     $13,743
Operating income (loss)......................    $ 7,283         $  (463)     $   123     $(1,284)
Net income (loss)............................    $ 9,972         $     2      $   123     $(1,284)
Earnings (loss) per common share.............    $  0.72         $  0.00      $  0.01     $ (0.09)
Earnings (loss) per common
  share -- diluted...........................    $  0.71         $  0.00      $  0.01     $ (0.09)



     The income in the quarter ended March 31, 2000 reflects the recognition of a $19.8 million tax asset based upon increased future net reserves.

                BELLWETHER EXPLORATION COMPANY AND SUBSIDIARIES

11. SEGMENT REPORTING



     The Company's operations are concentrated primarily in three segments: exploration and production of oil and natural gas in the United States, in Ecuador and gas plants.



                                                               YEAR ENDED DECEMBER 31,
                                                            ------------------------------
                                                              2000       1999       1998
                                                            --------   --------   --------
Sales to unaffiliated customers:
  Oil and gas -- US.......................................  $107,938   $ 68,264   $ 73,652
  Oil and gas -- Ecuador..................................     4,315         --         --
  Gas plants..............................................     6,070      3,830      3,170
          Total sales.....................................   118,323     72,094     76,822
                                                            --------   --------   --------
          Interest and other income.......................       957      1,335      1,347
          Total revenues..................................   119,280     73,429     78,169
                                                            ========   ========   ========
Operating profit (loss) before income taxes:
  Oil and gas -- US.......................................  $ 40,983   $ 22,570   $(65,751)
  Oil and gas -- Ecuador..................................       719        (17)        --
  Gas plants..............................................     3,393      1,464      1,203
                                                            --------   --------   --------
                                                            $ 45,095   $ 24,017   $(64,548)
  Unallocated corporate expenses..........................     9,734      6,513      7,112
  Interest expense........................................    15,375     11,845     11,660
                                                            --------   --------   --------
  Operating profit (loss) before income taxes.............  $ 19,986   $  5,659   $(83,320)
                                                            ========   ========   ========
Identifiable assets:
  Oil and gas -- US.......................................  $125,586   $123,686   $ 95,595
  Oil and gas -- Ecuador..................................    12,243      1,246        191
  Gas plants..............................................    11,107     11,641     12,430
                                                            --------   --------   --------
                                                            $148,936   $136,573   $108,216
  Corporate assets and investments........................    72,609     35,188     22,980
                                                            --------   --------   --------
          Total...........................................  $221,545   $171,761   $131,196
                                                            ========   ========   ========
Capital expenditures:
  Oil and gas -- US.......................................  $ 76,242   $ 56,793   $ 40,179
  Oil and gas -- Ecuador..................................    12,130         --         --
  Gas plants..............................................       677        369        689
                                                            --------   --------   --------
                                                            $ 89,049   $ 57,162   $ 40,868
                                                            ========   ========   ========
Depreciation, depletion amortization and impairments:
  Oil and gas -- US.......................................  $ 30,356   $ 22,643   $112,447
  Oil and gas -- Ecuador..................................       745         --         --
  Gas plants..............................................     1,211      1,159      1,140
                                                            --------   --------   --------
                                                            $ 32,312   $ 23,802   $113,587
                                                            ========   ========   ========



12. SUPPLEMENTAL INFORMATION -- (Unaudited)



 Oil and Gas Producing Activities:



     Included herein is information with respect to oil and gas acquisition, exploration, development and production activities, which is based on estimates of year-end oil and gas reserve quantities and estimates of future development costs and production schedules. Reserve quantities and future production are based primarily

                BELLWETHER EXPLORATION COMPANY AND SUBSIDIARIES upon reserve reports prepared by the independent petroleum engineering firm Ryder Scott Company the years ended December 31, 2000, 1999 and 1998. These estimates are inherently imprecise and subject to substantial revision.



     Estimates of future net cash flows from proved reserves of gas, oil, condensate and natural gas liquids were made in accordance with Statement of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities." The estimates are based on prices at year-end. Estimated future cash inflows are reduced by estimated future development costs (including future abandonment and dismantlement), and production costs based on year-end cost levels, assuming continuation of existing economic conditions, and by estimated future income tax expense. Tax expense is calculated by applying the existing statutory tax rates, including any known future changes, to the pre-tax net cash flows, less depreciation of the tax basis of the properties and depletion allowances applicable to the gas, oil, condensate and NGL production. The impact of the net operating loss is considered in calculation of tax expense. The results of these disclosures should not be construed to represent the fair market value of the Company's oil and gas properties. A market value determination would include many additional factors including:



        (1) anticipated future increases or decreases in oil and gas prices and production and development costs;



        (2) an allowance for return on investment;



        (3) the value of additional reserves not considered proved at the present, which may be recovered as a result of further exploration and development activities; and



        (4) other business risks.

                BELLWETHER EXPLORATION COMPANY AND SUBSIDIARIES

  Costs Incurred (in thousands)



                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               2000      1999      1998
                                                              -------   -------   -------
United States:
  Property acquisition:
     Proved properties......................................  $ 5,065   $22,428   $   617
     Unproved properties....................................       --     2,406     8,788
  Exploration...............................................   13,139    14,052    16,186
  Development:
     Proved developed properties............................   41,615    15,500    10,755
     Proved undeveloped properties..........................   16,423     1,352     3,642
                                                              -------   -------   -------
                                                              $76,242   $55,738   $39,988
                                                              -------   -------   -------
Ecuador:
  Property acquisition:
     Proved properties......................................  $ 2,013   $   651   $    --
     Unproved properties....................................       --       404       191
  Development:
     Proved developed properties............................   10,117        --        --
     Proved undeveloped properties..........................       --        --        --
                                                              -------   -------   -------
                                                              $12,130   $ 1,055   $   191
                                                              -------   -------   -------
Worldwide:
  Property acquisition:
     Proved properties......................................  $ 7,078   $23,079   $   617
     Unproved properties....................................       --     2,810     8,979
  Exploration...............................................   13,139    14,052    16,186
  Development:
     Proved developed properties............................   51,732    15,500    10,755
     Proved undeveloped properties..........................   16,423     1,352     3,642
                                                              -------   -------   -------
                                                              $88,372   $56,793   $40,179
                                                              =======   =======   =======

                BELLWETHER EXPLORATION COMPANY AND SUBSIDIARIES

  Capitalized costs (in thousands):



                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                                 2000         1999
                                                              ----------   ----------
United States:
  Proved properties.........................................  $ 410,048    $ 328,453
  Unproved properties.......................................     11,360       16,325
                                                              ---------    ---------
  Total capitalized costs...................................    421,408      344,778
  Accumulated depreciation, depletion, amortization and
     impairment.............................................   (295,822)    (221,092)
                                                              ---------    ---------
  Net capitalized costs.....................................  $ 125,586    $ 123,686
                                                              ---------    ---------
Ecuador:
  Proved properties.........................................  $  12,988    $     842
  Unproved properties.......................................         --          404
                                                              ---------    ---------
  Total capitalized costs...................................     12,988        1,246
  Accumulated depreciation, depletion, amortization and
     impairment.............................................       (745)          --
                                                              ---------    ---------
  Net capitalized costs.....................................  $  12,243    $   1,246
                                                              ---------    ---------
Worldwide:
  Proved properties.........................................  $ 423,036    $ 329,295
  Unproved properties.......................................     11,360       16,729
                                                              ---------    ---------
  Total capitalized costs...................................    434,396      346,024
  Accumulated depreciation, depletion, amortization and
     impairment.............................................   (296,567)    (221,092)
                                                              ---------    ---------
  Net capitalized costs.....................................  $ 137,829    $ 124,932
                                                              =========    =========



  Results of operations for producing activities (in thousands):



                                                               YEAR ENDED DECEMBER 31, 2000
                                                              ------------------------------
                                                                U.S.     ECUADOR   WORLDWIDE
                                                              --------   -------   ---------
Revenues from oil and gas producing activities..............  $107,938   $4,315    $112,253
Production expenses.........................................    27,694    2,815      30,509
Disposition of hedges.......................................     8,671       --       8,671
Transportation costs........................................       234       36         270
Income tax..................................................    15,574       --      15,574
Depreciation, depletion and amortization....................    30,356      745      31,101
                                                              --------   ------    --------
Results of operations from producing activities (excluding
  corporate overhead and interest costs)....................  $ 25,409   $  719    $ 26,128
                                                              ========   ======    ========

                BELLWETHER EXPLORATION COMPANY AND SUBSIDIARIES

     Result of operations for producing activities (in thousands):



                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                              1999(1)   1998(1)
                                                              -------   --------
Revenues from oil and gas producing activities..............  $68,264   $ 73,652
Production costs............................................   21,532     25,381
Transportation costs........................................      316        435
Income tax..................................................    8,820         --
Impairment expense..........................................       --     73,899
Depreciation, depletion and amortization....................   22,643     38,548
                                                              -------   --------
Results of operations from producing activities (excluding
  corporate overhead and interest costs)....................  $14,953   $(64,611)
                                                              =======   ========


---------------


(1)Ecuador activities did not commence production until 2000; therefore, no prior year information for international operations is disclosed.



 Per unit sales prices and costs



                                                                YEAR ENDED DECEMBER 31,
                                                              ----------------------------
                                                               2000       1999       1998
                                                              ------     ------     ------
Average sales price, including the effect of hedges
  Oil and condensate (per BBL) -- US........................  $20.53     $12.84     $11.75
  Oil and condensate (per BBL) -- Ecuador...................  $24.80     $   --     $   --
  Natural gas (per MCF).....................................  $ 3.06     $ 2.19     $ 2.19
Average sales price, excluding the effect of hedges
  Oil and condensate (per BBL) -- US
  Oil and condensate (per BBL) -- Ecuador...................  $24.38     $14.48     $11.44
  Natural gas (per MCF).....................................  $24.80     $   --     $   --
                                                              $ 3.84         (1)        (1)
Average production expenses per BOE -- US...................  $ 4.93     $ 4.11     $ 4.34
Average production expenses per BOE -- Ecuador..............  $16.18     $   (1)    $   (1)
Average depletion rate per BOE -- US........................  $ 5.40     $ 4.32     $ 6.59
Average depletion rate per BOE -- Ecuador...................  $ 4.28         (1)        (1)


---------------


(1)Ecuador activities commenced production in 2000; therefore, prior year price and cost information is not disclosed.

                BELLWETHER EXPLORATION COMPANY AND SUBSIDIARIES

     The Company's estimated total proved and proved developed reserves of oil and gas are as follows:



                                                              YEAR ENDED DECEMBER 31, 2000
                                                              ----------------------------
                                                                OIL       NGL       GAS
DESCRIPTION                                                   (MBBL)    (MBBL)     (MMCF)
-----------                                                   -------   -------   --------
United States
  Proved reserves at beginning of period....................  10,827     2,069    130,079
  Revisions of previous estimates...........................   1,033        93    (21,291)
  Extensions and discoveries................................     613         4     18,418
  Production................................................  (1,987)     (219)   (20,478)
  Sales of reserves in-place................................    (817)     (292)   (31,999)
  Purchase of reserves in-place.............................      --        --         --
                                                              ------     -----    -------
  Proved reserves at end of period..........................   9,669     1,655     74,729
                                                              ======     =====    =======
  Proved developed reserves --
     Beginning of period....................................   9,990     2,032    108,491
                                                              ======     =====    =======
     End of period..........................................   9,073     1,508     68,757
                                                              ======     =====    =======
Ecuador:(1)
  Proved reserves at beginning of period....................   3,884        --         --
  Revisions of previous estimates...........................    (714)       --         --
  Production................................................    (174)       --         --
  Purchase of reserves in-place.............................   4,817        --         --
  Proved reserves at end of period..........................   7,813
                                                              ======     =====    =======
  Proved developed reserves --
     Beginning of period....................................     245        --         --
                                                              ======     =====    =======
     End of period..........................................   2,135        --         --
                                                              ======     =====    =======
Worldwide:
  Proved reserves at beginning of period....................  14,711     2,069    130,079
  Revisions of previous estimates...........................     319        93    (21,291)
  Extensions and discoveries................................     613         4     18,418
  Production................................................  (2,161)     (219)   (20,478)
  Sales of reserves in-place................................    (817)     (292)   (31,999)
  Purchase of reserves in-place.............................   4,817        --         --
                                                              ------     -----    -------
  Proved reserves at end of period..........................  17,482     1,655     74,729
                                                              ======     =====    =======
  Proved developed reserves --
     Beginning of period....................................  10,235     2,032    108,491
                                                              ======     =====    =======
     End of period..........................................  11,208     1,508     68,757
                                                              ======     =====    =======


---------------


(1)The Company's Latin American reserves are pursuant to a contract with the Ecuadorian government under which the Company does not own the reserves but has a contractual right to produce the reserves and receive revenues. Relating to the reserves added in 2000, all documentation and agreements giving the Company the right to production from the field have been completed, but final approval from the Ecuadorian government has not yet been received. No similar assignments have ever been denied government approval.

                BELLWETHER EXPLORATION COMPANY AND SUBSIDIARIES

                                                        YEAR ENDED                  YEAR ENDED
                                                     DECEMBER 31, 1999           DECEMBER 31, 1998
                                                 -------------------------   -------------------------
                                                  OIL      NGL       GAS      OIL      NGL       GAS
DESCRIPTION                                      (MBBL)   (MBBL)   (MMCF)    (MBBL)   (MBBL)   (MMCF)
-----------                                      ------   ------   -------   ------   ------   -------
United States:
  Proved reserves at Beginning of period.......  8,489    1,573    111,585   12,238   2,571    125,960
  Revisions of previous Estimates..............  2,671      798      (767)   (2,473)  (1,032)   (5,944)
  Extensions and discoveries...................    499       --    11,636      813      225      9,416
  Production...................................  (1,831)   (249)   (18,965)  (2,106)   (191)   (21,302)
  Sales of reserves in-place...................   (262)     (60)   (6,754)      (4)      --       (167)
  Purchase of reserves in-place................  1,261        7    33,344       21       --      3,622
                                                 ------   -----    -------   ------   ------   -------
  Proved reserves at end of Period.............  10,827   2,069    130,079   8,489    1,573    111,585
                                                 ======   =====    =======   ======   ======   =======
  Proved developed reserves --
    Beginning of period........................  8,021    1,554    106,253   11,153   2,460    119,270
                                                 ======   =====    =======   ======   ======   =======
    End of period..............................  9,990    2,032    108,491   8,021    1,554    106,253
                                                 ======   =====    =======   ======   ======   =======
Ecuador:(1)
  Purchase of reserves in --
    Place......................................  3,884       --        --       --       --         --
                                                 ------   -----    -------   ------   ------   -------
  Proved reserves at end of Period.............  3,884       --        --       --       --         --
                                                 ======   =====    =======   ======   ======   =======
  Proved developed reserves --
    Beginning of period........................     --       --        --       --       --         --
                                                 ======   =====    =======   ======   ======   =======
    End of period..............................    245       --        --       --       --         --
                                                 ======   =====    =======   ======   ======   =======
Worldwide:
  Proved reserves at beginning of period.......  8,489    1,573    111,585   12,238   2,571    125,960
  Revisions of previous Estimates..............  2,671      798      (767)   (2,473)  (1,032)   (5,944)
  Extensions and discoveries...................    499       --    11,636      813      225      9,416
  Production...................................  (1,831)   (249)   (18,965)  (2,106)   (191)   (21,302)
  Sales of reserves in-place...................   (262)     (60)   (6,754)      (4)      --       (167)
  Purchase of reserves in-place................  5,145        7    33,344       21       --      3,622
                                                 ------   -----    -------   ------   ------   -------
  Proved reserves at end of Year...............  14,711   2,069    130,079   8,489    1,573    111,585
                                                 ======   =====    =======   ======   ======   =======
  Proved developed reserves --
    Beginning of period........................  8,021    1,554    106,253   11,153   2,460    119,270
                                                 ======   =====    =======   ======   ======   =======
    End of period..............................  10,235   2,032    108,491   8,021    1,554    106,253
                                                 ======   =====    =======   ======   ======   =======


---------------


(1)The Company's Latin American reserves are pursuant to a contract with the Ecuadorian government under which the Company does not own the reserves but has a contractual right to produce the reserves and receive revenues. Relating to the reserves added in 2000, all documentation and agreements giving the Company the right to production from the field have been completed, but final approval from the Ecuadorian government has not yet been received. No similar assignments have ever been denied government approval.

                BELLWETHER EXPLORATION COMPANY AND SUBSIDIARIES

  Discounted future net cash flows (in thousands)



     The standardized measure of discounted future net cash flows and changes therein related to proved oil and gas reserves are shown below:



                                                             YEAR ENDED DECEMBER 31,
                                                        ----------------------------------
                                                           2000        1999        1998
                                                        ----------   ---------   ---------
United States:
  Future cash flow....................................  $  950,121   $ 535,605   $ 328,285
  Future production costs.............................    (203,464)   (202,800)   (132,108)
  Future income taxes.................................    (183,139)    (23,234)         --
  Future development costs............................     (36,874)    (54,034)    (29,609)
                                                        ----------   ---------   ---------
  Future net cash flows...............................     526,644     255,537     166,568
  10% discount factor.................................    (133,062)    (63,933)    (50,588)
                                                        ----------   ---------   ---------
  Standardized future net cash flows..................  $  393,582   $ 191,604   $ 115,980
                                                        ==========   =========   =========
Ecuador:
  Future cash flow....................................  $  174,632   $  88,089   $      --
  Future production costs.............................     (60,899)    (34,534)         --
  Future income taxes.................................     (37,793)     (9,860)         --
  Future development costs............................     (27,595)    (13,273)         --
                                                        ----------   ---------   ---------
  Future net cash flows...............................      48,345      30,422          --
  10% discount factor.................................     (18,835)    (17,138)         --
                                                        ----------   ---------   ---------
  Standardized future net cash flows..................  $   29,510   $  13,284   $      --
                                                        ==========   =========   =========
Worldwide:
  Future cash flow....................................  $1,124,753   $ 623,694   $ 328,285
  Future production costs.............................    (264,363)   (237,334)   (132,108)
  Future income taxes.................................    (220,932)    (33,094)         --
  Future development costs............................     (64,469)    (67,307)    (29,609)
                                                        ----------   ---------   ---------
  Future net cash flows...............................     574,989     285,959     166,568
  10% discount factor.................................    (151,897)    (81,071)    (50,588)
                                                        ----------   ---------   ---------
  Standardized future net cash flows..................  $  423,092   $ 204,888   $ 115,980
                                                        ==========   =========   =========

                BELLWETHER EXPLORATION COMPANY AND SUBSIDIARIES

     The following are the principal sources of change in the standardized measure of discounted future net cash flows (in thousands of dollars):



                                                            YEAR ENDED DECEMBER 31, 2000
                                                          --------------------------------
                                                                      UNITED       WORLD
                                                          ECUADOR     STATES       WIDE
                                                          --------   ---------   ---------
Standardized measure -- beginning of year...............  $ 13,284   $ 191,604   $ 204,888
Sales, net of production costs..........................    (1,500)    (80,244)    (81,744)
Purchases of reserves in-place..........................    28,389          --      28,389
Net change in prices and production costs...............   (23,174)    375,242     352,068
Net change in income taxes..............................   (14,430)   (113,444)   (127,874)
Extensions, discoveries and improved recovery, net of
  future production and development costs...............        --      56,283      56,283
Changes in estimated future development costs...........    (1,990)     (4,942)     (6,932)
Development costs incurred during the period............     4,329      31,095      35,424
Revisions of quantity estimates.........................    (6,787)    (46,271)    (53,058)
Accretion of discount...................................     1,329      19,160      20,489
Sales of reserves in-place..............................        --     (34,697)    (34,697)
Changes in production rates and other...................    30,060        (204)     29,856
                                                          --------   ---------   ---------
Standardized measure -- end of year.....................  $ 29,510   $ 393,582   $ 423,092
                                                          ========   =========   =========



                                                             YEAR ENDED DECEMBER 31, 1999
                                                             -----------------------------
                                                                        UNITED     WORLD
                                                             ECUADOR    STATES      WIDE
                                                             -------   --------   --------
Standardized measure -- beginning of year..................  $    --   $115,980   $115,980
Sales, net of production costs.............................       --    (50,430)   (50,430)
Purchases of reserves in-place.............................   17,431     40,488     57,919
Net change in prices and production costs..................       --     40,736     40,736
Net change in income taxes.................................   (4,147)        --     (4,147)
Extensions, discoveries and improved recovery, net of
  future production and development costs..................       --     23,497     23,497
Changes in estimated future development costs..............       --     (3,304)    (3,304)
Development costs incurred during the period...............       --      8,930      8,930
Revisions of quantity estimates............................       --     20,565     20,565
Accretion of discount......................................       --     11,598     11,598
Sales of reserves in-place.................................       --     (6,575)    (6,575)
Changes in production rates and other......................       --     (9,881)    (9,881)
                                                             -------   --------   --------
Standardized measure -- end of year........................  $13,284   $191,604   $204,888
                                                             =======   ========   ========

                BELLWETHER EXPLORATION COMPANY AND SUBSIDIARIES

                                                               YEAR ENDED
                                                               DECEMBER 31
                                                                  1998
                                                               -----------
Standardized measure -- beginning of year...................    $185,715
Sales, net of production costs..............................     (44,264)
Purchases of reserves in-place..............................       3,379
Net change in prices and production costs...................     (55,408)
Net change in income taxes..................................      14,517
Extensions, discoveries and improved recovery, net of future
  production and development costs..........................       8,255
Changes in estimated future development costs...............       4,542
Development costs incurred during the period................      11,244
Revisions of quantity estimates.............................     (20,520)
Accretion of discount.......................................      18,572
Sales of reserves in-place..................................        (260)
Changes in production rates and other.......................      (9,792)
                                                                --------
Standardized measure -- end of year.........................    $115,980
                                                                ========



     The discounted future cash flows above were calculated using the NYMEX WTI Cushing posted price for the last trading day of the year 2000. Those prices were $26.80, $25.60, and $12.05 per barrel and $9.52, $2.33, and $2.15 per
MMBTU, for December 31, 2000, 1999, and 1998, respectively, adjusted to the wellhead to reflect adjustments for transportation, quality and heating content. The foregoing discounted future net cash flows do not include the effects of hedging or other derivative contracts not specific to a property. Including the tax effected impact of hedging on discounted future net cash flows would have increased discounted future net cash flows by approximately $370,000 in 1999. Including the tax effected impact of hedging on discounted future cash flows would have decreased discounted future net cash flows by approximately $35.7 million in 2000.

                                                                         ANNEX A


                          AGREEMENT AND PLAN OF MERGER

                                    BETWEEN

                         BELLWETHER EXPLORATION COMPANY

                                      AND

                              BARGO ENERGY COMPANY

                          DATED AS OF JANUARY 24, 2001

                               TABLE OF CONTENTS

ARTICLE I     THE MERGER..................................................    1
  1.1         The Merger..................................................    1
  1.2         Effective Time of the Merger................................    1
  1.3         Tax Treatment...............................................    1
  1.4         Accounting Treatment........................................    1
ARTICLE II    THE SURVIVING CORPORATION...................................    2
  2.1         Articles of Incorporation...................................    2
  2.2         Bylaws......................................................    2
  2.3         Directors and Officers......................................    2
ARTICLE III   CONVERSION OF SHARES........................................    2
  3.1         Conversion of Capital Stock.................................    2
  3.2         Surrender and Payment.......................................    4
  3.3         Stock Options...............................................    6
  3.4         No Fractional Shares........................................    6
  3.5         Dissenter's Rights..........................................    6
  3.6         Closing.....................................................    6
ARTICLE IV    REPRESENTATIONS AND WARRANTIES OF BARGO.....................    7
  4.1         Organization and Qualification..............................    7
  4.2         Capitalization..............................................    7
  4.3         Authority...................................................    8
  4.4         Consents and Approvals; No Violation........................    8
  4.5         Bargo SEC Reports...........................................    9
  4.6         Financial Statements........................................   10
  4.7         Absence of Undisclosed Liabilities..........................   10
  4.8         Absence of Certain Changes..................................   10
  4.9         Taxes.......................................................   10
  4.10        Litigation..................................................   11
  4.11        Employee Benefit Plans; ERISA...............................   11
  4.12        Environmental Liability.....................................   12
  4.13        Compliance with Applicable Laws.............................   13
  4.14        Insurance...................................................   14
  4.15        Labor Matters; Employees....................................   14
  4.16        Reserve Reports.............................................   15
  4.17        Permits.....................................................   15
  4.18        Material Contracts..........................................   15
  4.19        Required Stockholder Vote or Consent........................   16
  4.20        Proxy/Information Statement/Prospectus; Registration
              Statement...................................................   16
  4.21        Intellectual Property.......................................   17
  4.22        Hedging.....................................................   17
  4.23        Brokers.....................................................   17
  4.24        Tax Matters.................................................   17
  4.25        Fairness Opinion............................................   18
  4.26        Takeover Laws...............................................   18
ARTICLE V     REPRESENTATIONS AND WARRANTIES OF BELLWETHER................   18
  5.1         Organization and Qualification..............................   18
  5.2         Capitalization..............................................   19
  5.3         Authority...................................................   19
  5.4         Consents and Approvals; No Violation........................   20
  5.5         Bellwether SEC Reports......................................   20
  5.6         Bellwether Financial Statements.............................   21
  5.7         Absence of Undisclosed Liabilities..........................   21

  5.8         Absence of Certain Changes..................................   21
  5.9         Taxes.......................................................   21
  5.10        Litigation..................................................   22
  5.11        Employee Benefit Plans; ERISA...............................   22
  5.12        Environmental Liability.....................................   24
  5.13        Compliance with Applicable Laws.............................   25
  5.14        Insurance...................................................   25
  5.15        Labor Matters; Employees....................................   25
  5.16        Reserve Reports.............................................   26
  5.17        Permits.....................................................   26
  5.18        Material Contracts..........................................   26
  5.19        Required Stockholder Vote or Consent........................   27
  5.20        Proxy/Information Statement/Prospectus; Registration
              Statement...................................................   27
  5.21        Intellectual Property.......................................   27
  5.22        Hedging.....................................................   28
  5.23        Brokers.....................................................   28
  5.24        Tax Matters.................................................   28
  5.25        Fairness Opinion............................................   28
  5.26        Takeover Laws...............................................   29
ARTICLE VI    CONDUCT OF BUSINESS PENDING THE MERGER......................   29
  6.1         Conduct of Business by Bargo Pending the Merger.............   29
  6.2         Conduct of Business by Bellwether Pending the Merger........   31
ARTICLE VII   ADDITIONAL AGREEMENTS.......................................   33
  7.1         Access and Information......................................   33
  7.2         Acquisition Proposals.......................................   33
  7.3         Directors' and Officers' Indemnification and Insurance......   34
  7.4         Further Assurances..........................................   35
  7.5         Expenses....................................................   35
  7.6         Cooperation.................................................   36
  7.7         Publicity...................................................   36
  7.8         Additional Actions..........................................   36
  7.9         Filings.....................................................   37
  7.10        Consents....................................................   37
  7.11        Employee Matters; Benefit Plans.............................   37
  7.12        Board, Committees and Executive Officers....................   38
  7.13        Stockholders Meetings.......................................   38
  7.14        Preparation of the Proxy/Information Statement/Prospectus
              and Registration      Statement.............................   39
  7.15        Stock Exchange Listing......................................   40
  7.16        Notice of Certain Events....................................   40
  7.17        Site Inspections............................................   41
  7.18        Affiliate Agreements; Tax Treatment.........................   41
  7.19        Stockholder Litigation......................................   41
  7.20        Indenture Matters...........................................   41
  7.21        Credit Facility.............................................   41
  7.22        Registration Rights Agreements..............................   41
  7.23        Option Issuance and Employment Agreements...................   42
  7.24        Certain Bellwether Board Approvals..........................   42
  7.25        Termination of Agreements...................................   42
  7.26        Voting Agreements...........................................   42

ARTICLE VIII  CONDITIONS TO CONSUMMATION OF THE MERGER....................   41
  8.1         Conditions to the Obligation of Each Party..................   41
  8.2         Conditions to the Obligations of Bellwether.................   43
  8.3         Conditions to the Obligations of Bargo......................   43
ARTICLE IX    SURVIVAL....................................................   44
  9.1         Survival of Representations and Warranties..................   44
  9.2         Survival of Covenants and Agreements........................   44
ARTICLE X     TERMINATION, AMENDMENT AND WAIVER...........................   44
  10.1        Termination.................................................   44
  10.2        Effect of Termination.......................................   46
ARTICLE XI    MISCELLANEOUS...............................................   46
  11.1        Notices.....................................................   46
  11.2        Separability................................................   47
  11.3        Assignment..................................................   47
  11.4        Interpretation..............................................   47
  11.5        Counterparts................................................   47
  11.6        Entire Agreement............................................   47
  11.7        Governing Law...............................................   47
  11.8        Attorneys' Fees.............................................   47
  11.9        No Third Party Beneficiaries................................   47
  11.10       Disclosure Schedules........................................   47
  11.11       Amendments and Supplements..................................   47
  11.12       Extensions, Waivers, Etc....................................   48

                          AGREEMENT AND PLAN OF MERGER

     This Agreement and Plan of Merger (this "AGREEMENT") dated as of January 24, 2001, by and between Bellwether Exploration Company, a Delaware corporation ("BELLWETHER"), and Bargo Energy Company, a Texas corporation ("BARGO").

     WHEREAS, the respective Boards of Directors of Bellwether and Bargo deem it advisable and in the best interests of their respective stockholders that Bargo merge with and into Bellwether (the "MERGER") upon the terms and subject to the conditions set forth herein, and such Boards of Directors have approved the Merger; and

     WHEREAS, concurrently with the execution and delivery of this Agreement,
(i) with the approval of Bargo's Board of Directors, Bellwether has entered into voting agreements with each of BancAmerica Capital Investors SBIC I, L.P., Thomas D. Barrow, James E. Sowell, Kayne Anderson Energy, L.P., Tim J. Goff, EnCap Energy Capital Fund III, L.P., SGC Partners II, LLC, EOS Partners SBIC, L.P., EnCap Energy Capital Fund, III-B and Energy Capital Investment Co., PLC under which such parties have among other things agreed to support the Merger upon the terms and conditions set forth therein and (ii) with the approval of Bellwether's Board of Directors, Bargo has entered into voting agreements with each of J.P. Bryan, Douglas G. Manner, Judy Ley Allen, A.K. McLanahan, Vincent Buckley, Townes G. Pessler, and Cliff M. West, under which such parties have among other things agreed to support the Merger upon the terms and conditions set forth therein (collectively, the "VOTING AGREEMENTS"); and

     WHEREAS, for federal income tax purposes, it is intended that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the "CODE");

     NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements contained herein, the parties hereto agree as follows:

                                   ARTICLE I

                                   THE MERGER

     1.1 The Merger. Upon the terms and subject to the conditions hereof, at the Effective Time (as defined in Section 1.2) Bargo shall merge with and into Bellwether and the separate corporate existence of Bargo shall thereupon cease and Bellwether shall be the surviving corporation in the Merger (sometimes referred to herein as the "SURVIVING CORPORATION"). The Merger shall have the effects set forth in Article 5.06 of the Texas Business Corporation Act (the "TBCA") and Section 259 of the Delaware General Corporation Law (the "DGCL"), including the Surviving Corporation's succession to and assumption of all rights and obligations of Bargo.

     1.2 Effective Time of the Merger. The Merger shall become effective (the "EFFECTIVE TIME") upon the latest of (i) the filing of properly executed Articles of Merger relating to the Merger with the Secretary of State of Texas in accordance with the TBCA, and the issuance by the Secretary of State of Texas of a certificate of merger with respect thereto, (ii) the filing of a properly executed Certificate of Merger relating to the Merger with the Secretary of State of Delaware in accordance with the DGCL, and the issuance by the Secretary of State of Delaware of a certificate of merger with respect thereto, and (iii) at such later time as the parties shall agree and set forth in such Articles of Merger and Certificate of Merger. The filing of the Articles of Merger and Certificate of Merger referred to above shall be made as soon as practicable on the Closing Date set forth in Section 3.6.

     1.3 Tax Treatment. It is intended that the Merger shall constitute a reorganization under Section 368(a) of the Code.

     1.4 Accounting Treatment. It is intended that the Merger shall be accounted for as a purchase transaction for financial accounting purposes.

                                   ARTICLE II

                           THE SURVIVING CORPORATION

     2.1 Articles of Incorporation. The Certificate of Incorporation of Bellwether in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation at and after the Effective Time until thereafter amended in accordance with the terms thereof and the DGCL, except that Article I of the Surviving Corporation's Certificate of Incorporation shall be amended to change the Surviving Corporation's name to a name that is mutually acceptable to each of Bellwether and Bargo, which name shall be chosen prior to the mailing of the Proxy/Information Statement/Prospectus (as defined).

     2.2 Bylaws. The bylaws of Bellwether as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation at and after the Effective Time, and thereafter may be amended in accordance with their terms and as provided by the Certificate of Incorporation of the Surviving Corporation and the DGCL.

     2.3 Directors and Officers. At and after the Effective Time, the directors and officers of the Surviving Corporation shall be as set forth in
Section 7.12, until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and bylaws.

                                  ARTICLE III

                              CONVERSION OF SHARES

     3.1 Conversion of Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders of any capital stock described below:

          (a) All shares of Common Stock of Bargo, par value $.01 ("BARGO COMMON STOCK"), that are held in Bargo's treasury will be canceled and no cash, Bellwether capital stock or other consideration shall be delivered in exchange therefor.

          (b) Conversion of Bargo Common Stock.

             (i) Subject to Sections 3.4 and 3.5, each share of Bargo Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Bargo Common Stock treated in accordance with Section 3.1(a)) will be converted into (x) the Cash Amount (the "CASH CONSIDERATION") and (y) the right to receive the number of shares of Bellwether Common Stock, par value $.01 per share ("BELLWETHER COMMON STOCK") equal to the Exchange Ratio (the "STOCK CONSIDERATION" and, together with the Cash Consideration, the "COMMON CONVERSION CONSIDERATION"). All such shares of Bargo Common Stock, when so converted, will no longer be outstanding and will automatically be retired and will cease to be outstanding, and the holder of a certificate ("COMMON STOCK CERTIFICATE") that, immediately prior to the Effective Time, represented outstanding shares of Bargo Common Stock will cease to have any rights with respect thereto, except the right to receive, upon the surrender of such Common Stock Certificate: (A) the applicable Common Conversion Consideration, (B) certain dividends and other distributions under Section 3.1(e), and (C) cash in lieu of fractional shares of Bellwether Common Stock under Section 3.4, in each case without interest (collectively, the "COMMON STOCK MERGER CONSIDERATION"). Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding shares of Bellwether Common Stock or Bargo Common Stock shall have been changed into a different number of shares or a different class, because of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Exchange Ratio and, with respect to such changes in the outstanding shares of Bargo Common Stock, the Cash Amount, shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

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             (ii) For this Agreement the following terms will have the indicated
        meanings:

                "ASSUMED PRICE" means the quotient of (i) the sum of (A) $56,412,896, (B) the aggregate exercise price of all of the Bargo Convertible Securities (as defined) issued and outstanding on the date hereof, and (C) $80,000,000 (provided that if the Bellwether Market Price is (x) greater than $9.00, then clause (C) shall be equal to the product of 8,888,889 times the Bellwether Market Price or (y) less than $7.00, then clause (C) shall be equal to the product of 11,428,570 times the Bellwether Market Price) divided by (ii) the Fully Diluted Bargo Equity immediately prior to the acquisition of the Bargo Convertible Securities under Section 3.3.

                "BARGO CONVERTIBLE SECURITY CASH-OUT AMOUNT" means if the Bellwether Market Price is (i) less than or equal to $9.00, then 70% of the Bargo Convertible Security Value Amount, and (ii) greater than $9.00, then 70% of what the Bargo Convertible Security Value Amount would be if the Bellwether Market Price were $9.00. The "Bargo Convertible Security Cash-Out Amount" may be calculated for any holder of Bargo Convertible Securities or any grant of Bargo Convertible Securities by using the preceding formula except for using the Bargo Security Value Amount attributable to that holder or grant instead of for all the Bargo Convertible Securities.

                "BARGO CONVERTIBLE SECURITY VALUE AMOUNT" means the result of
           (i) the product of (A) the Assumed Price times (B) the number of Bargo Convertible Securities outstanding immediately prior to the acquisition of Bargo Convertible Securities by Bargo under Section
           3.3 minus (ii) the aggregate exercise price of all of the Bargo Convertible Securities outstanding immediately prior to the acquisition of Bargo Convertible Securities by Bargo under Section
           3.3. The "Bargo Convertible Security Value Amount" may be calculated for any holder of Bargo Convertible Securities or any grant of Bargo Convertible Securities by using the preceding formula except for replacing clauses (B) (and (ii)) with the number of (the aggregate exercise price of) the Bargo Convertible Securities for which such Bargo Convertible Security Value Amount is to be calculated.

                "BELLWETHER MARKET PRICE" means the average of the closing prices on the Nasdaq National Market System of a share of Bellwether Common Stock over 20 consecutive trading days ending on the third trading day before the Closing Date.

                "CASH AMOUNT" means the quotient of (i) the result of (A) the sum of (w) $56,412,896 plus (x) the aggregate proceeds Bargo has received prior to the Effective Time as the result of the exercise of any Bargo Convertible Securities between the date hereof and the Effective Time, minus (B) the Bargo Convertible Security Cash-Out Amount, divided by (ii) the number of shares of Bargo Common Stock (other than treasury shares) outstanding at the Effective Time.

                "EXCHANGE RATIO" means the quotient of (i) the result of (x) $80,000,000 minus (y) the product of (I) number of Reserved Bellwether Shares times (II) the Bellwether Market Price divided by
           (ii) the product of (A) the Bellwether Market Price times (B) the number of shares of Bargo Common Stock (other than treasury shares) outstanding at the Effective Time. For this definition, if the Bellwether Market Price is greater than $9.00, the Bellwether Market Price will be deemed to be $9.00, and if the Bellwether Market Price is less than $7.00, the Bellwether Market Price will be deemed to be $7.00

                "FULLY DILUTED BARGO EQUITY" means the sum (without duplication) of the number of shares of Bargo Common Stock: (a) outstanding as of the Effective Time (other than treasury shares); (b) issuable upon the exercise of the Bargo Convertible Securities outstanding immediately prior to the acquisition of Bargo Convertible Securities by Target under Section 3.3 (regardless of whether such options or warrants are exercisable); and (c) for which all of Bargo's other derivative securities are exercisable for or convertible into, directly or indirectly, as of the Effective Time.

                "RESERVED BELLWETHER SHARES" means the number of shares of Bellwether Common Stock determined by determining the quotient of (i) the result of (A) the Bargo Convertible Security Value Amount minus
           (B) the Bargo Convertible Security Cash-Out Amount, divided by (ii) the Bellwether Market Price (rounded down to the nearest number of whole shares). The "Reserved Bellwether Shares" may be calculated for any holder of Bargo Convertible Securities or any grant of Bargo Convertible Securities by using the preceding formula except replacing clause (B) with the Bargo Convertible Security Value Amount for the number of Bargo Convertible Securities for which such Bargo Convertible Security Value Amount is to be calculated.

          (c) Subject to Section 3.5, each share of Cumulative Redeemable Preferred Stock, Series B, par value $.01 of Bargo (the "BARGO B PREFERRED STOCK") issued and outstanding immediately prior to the Effective Time will be converted into the amount of cash that would be required to redeem such share pursuant to the statement of resolution with respect thereto (the "PREFERRED CONVERSION CONSIDERATION"). All such shares of Bargo B Preferred Stock, when so converted, will no longer be outstanding and will automatically be cancelled and retired and will cease to exist, and the holder of a certificate ("PREFERRED STOCK CERTIFICATE" and, together with the Common Stock Certificates, the "STOCK CERTIFICATES") that, immediately prior to the Effective Time, represented outstanding shares of Bargo B Preferred Stock will cease to have any rights with respect thereto, except the right to receive, upon the surrender of such Preferred Stock Certificate, the Preferred Conversion Consideration without interest (collectively, the "PREFERRED STOCK MERGER CONSIDERATION" and, together with the Common Stock Merger Consideration, the "MERGER CONSIDERATION").

          (d) Each share of Bellwether Common Stock issued and outstanding immediately prior to the Effective Time shall not be affected by the Merger.

          (e) No dividends or other distributions declared or made after the Effective Time with a record date after the Effective Time shall be paid to the holder of any un-surrendered Common Stock Certificate with respect to the applicable Common Stock Merger Consideration represented thereby until the holder of record of such Common Stock Certificate shall surrender such Common Stock Certificate in accordance with Section 3.2. Subject to the effect of applicable laws (including escheat and abandoned property laws), following surrender of any such Common Stock Certificate there shall be paid to the record holder of the certificate or certificates representing the Common Stock Merger Consideration issued in exchange therefor, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to Common Stock Merger Consideration, and (ii) if the payment date for any dividend or distribution payable with respect to Common Stock Merger Consideration has not occurred prior to the surrender of such Common Stock Certificate, at the appropriate payment date therefor, the amount of dividends or other distributions with a record date after the Effective Time but prior to the surrender of such Common Stock Certificate and a payment date subsequent to the surrender of such Common Stock Certificate.

          (f) All Merger Consideration issued upon the surrender of Stock Certificates in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Stock Certificates and the Bargo Common Stock or Bargo B Preferred Stock formerly represented thereby, and from and after the Effective Time there shall be no further registration of transfers effected on the stock transfer books of the Surviving Corporation of shares of Bargo Common Stock or Bargo B Preferred Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Stock Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article III.

     3.2  Surrender and Payment.

          (a) Bellwether shall authorize one or more transfer agent(s) reasonably acceptable to Bargo to act as Exchange Agent hereunder (the "EXCHANGE AGENT") with respect to the Merger. At or prior to the Effective Time, Bellwether shall deposit with the Exchange Agent for the benefit of the holders of Bargo

     Common Stock and Bargo B Preferred Stock, for exchange in accordance with this Section 3.2 through the Exchange Agent, Bellwether Common Stock and cash (collectively, the "EXCHANGE FUND"). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the applicable Merger Consideration in exchange for surrendered Stock Certificates pursuant to
     Section 3.1 out of the Exchange Fund. Except as contemplated by Section 3.2(e), the Exchange Fund shall not be used for any other purpose.

          (b) Promptly after the Effective Time, but in any event not later than five business days thereafter, Bellwether will send, or will cause the Exchange Agent to send, to each holder of a Stock Certificate or Certificates that immediately prior to the Effective Time represented outstanding Bargo Common Stock or Bargo B Preferred Stock a letter of transmittal and instructions for use in effecting the exchange of such Stock Certificates for certificates representing the Stock Consideration and the Cash Consideration (with respect to the Bargo Common Stock) or the Preferred Stock Merger Consideration (with respect to the Bargo B Preferred Stock). Provision also shall be made for holders of Stock Certificates to procure in person immediately after the Effective Time a letter of transmittal and instructions and to deliver in person immediately after the Effective Time such letter of transmittal and Stock Certificates in exchange for the applicable Merger Consideration.

          (c) After the Effective Time, Stock Certificates shall represent the right, upon surrender thereof to the Exchange Agent, together with a duly executed and properly completed letter of transmittal relating thereto, to receive in exchange therefor the applicable Merger Consideration subject to any required tax withholding, and the Stock Certificates so surrendered shall be canceled. No interest will be paid or will accrue on any cash amount payable upon the surrender of any such Stock Certificates. Until so surrendered, each such Stock Certificate shall, after the Effective Time, represent for all purposes only the right to receive the applicable Merger Consideration.

          (d) If any shares of Bellwether Common Stock are to be issued and/or cash to be paid to a Person other than the registered holder of the Stock Certificate or Certificates surrendered in exchange therefor, it shall be a condition to such issuance or payment that the Stock Certificate or Certificates so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such issuance shall pay to the Exchange Agent any transfer or other taxes required as a result of such issuance to a Person other than the registered holder or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. For this Agreement, "PERSON" means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a Governmental Authority.

          (e) Any Merger Consideration in the Exchange Fund that remains unclaimed by the holders of Bargo Common Stock or Bargo B Preferred Stock one year after the Effective Time shall be returned to Bellwether, upon demand, and any such holder who has not exchanged such holder's Stock Certificates in accordance with this Section 3.2 prior to that time shall thereafter look only to Bellwether, as a general creditor thereof, to exchange such Stock Certificates or to pay amounts to which such holder is entitled pursuant to Section 3.1. If outstanding Stock Certificates are not surrendered prior to six years after the Effective Time (or, in any particular case, prior to such earlier date on which any Merger Consideration issuable or payable in respect of such Stock Certificates would otherwise escheat to or become the property of any governmental unit or agency), the Merger Consideration issuable or payable in respect of such Stock Certificates shall, to the extent permitted by applicable law, become the property of Bellwether, free and clear of all claims or interest of any Person previously entitled thereto. Notwithstanding the foregoing, none of Bellwether, Bargo or the Surviving Corporation shall be liable to any holder of Stock Certificates for any amount paid, or Merger Consideration delivered, to a public official pursuant to applicable abandoned property, escheat or similar laws.

          (f) If any Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Stock Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as Bellwether may direct as indemnity against any claim that may be made against it with respect to such Stock

     Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Stock Certificate the Merger Consideration in respect thereof pursuant to this Agreement.

     3.3 Stock Options. Immediately prior to the Effective Time, Bargo shall acquire from each holder of employee or director stock options of Bargo ("BARGO STOCK OPTIONS") and warrants of Bargo ("BARGO WARRANTS" and, together with the Bargo Stock Options, the "BARGO CONVERTIBLE SECURITIES") outstanding immediately prior to the Effective Time, Bargo Convertible Securities of such holder representing the Bargo Convertible Security Cash-Out Amount of such Bargo Convertible Securities in exchange for cash or at Bargo's option, a note which shall be payable immediately after the Effective Time, equal to the Bargo Convertible Security Cash-Out Amount of all Bargo Convertible Securities of such holder. Such Bargo Convertible Securities so acquired shall not be deemed to be outstanding at the Effective Time. At the Effective Time, Bellwether shall assume all Bargo Convertible Securities remaining outstanding. Each such Bargo Convertible Security remaining outstanding after the exchange contemplated by the first sentence of this Section 3.3 shall become an option or warrant having a cashless exercise feature (a "BELLWETHER OPTION") to purchase that number of shares of Bellwether Common Stock equal to the quotient of (i) the sum of (X) the Bargo Convertible Security Value Amount of such Bargo Convertible Security and (Y) the aggregate exercise price of such Bargo Convertible Security divided by (ii) the Bellwether Market Price. The exercise price per share of Bellwether Common Stock with respect to each such Bellwether Option shall equal the aggregate exercise price of the Bargo Convertible Security assumed by Bellwether divided by the number of shares of Bellwether Common Stock for which such Bellwether Option is exercisable. Such Bellwether Option shall be deemed to be automatically exercised on a cashless basis immediately after the time a post-effective amendment to the Registration Statement converting it into a registration statement on Form S-8 has been declared effective by the Securities and Exchange Commission (the "SEC"). Prior to the Effective Time, Bargo shall take all steps necessary to give written notice to each holder of a Bargo Stock Option that all Bargo Stock Options other than those converted into Bellwether Options shall be canceled effective as of the Effective Time. Bargo shall use its reasonable best efforts to cause its Board of Directors or any committee thereof responsible for the administration of Bargo's option plans to take any and all action necessary to effectuate the matters described in this Section 3.3 on or before the Effective Time. Any amounts payable pursuant to this Section
3.3 shall be subject to any required withholding of taxes and shall be paid without interest.

     3.4 No Fractional Shares. No fractional shares of Bellwether Common Stock shall be issued in the Merger and fractional share interests shall not entitle the owner thereof to vote or to any rights of a stockholder of Bellwether. All holders of fractional shares of Bellwether Common Stock shall be entitled to receive, in lieu thereof, an amount in cash equal to such fraction times the Bellwether Market Price.

     3.5 Dissenter's Rights. Any shares of Bargo Common Stock or Bargo B Preferred Stock that a stockholder thereof properly exercising its dissent or appraisal rights under the TBCA (a "DISSENTING STOCKHOLDER") holds will be converted into the right to receive such consideration as may be determined to be due to such Dissenting Stockholder under the TBCA; except that any such shares that a Dissenting Stockholder holds for which, after the Effective Time, such Dissenting Stockholder withdraws its demand for purchase or loses its purchase right as provided in the TBCA, will be deemed to be converted, as of the Effective Time, into the right to receive the applicable Merger Consideration. Bargo will give Bellwether (a) prompt notice of any written demands for purchase, withdrawals of demands for purchase and any other instruments served under the TBCA, and (b) the opportunity to direct all negotiations and proceedings with respect to demands for purchase under the TBCA. Bargo will not voluntarily make any payment with respect to any purchase demands and will not, except with Bellwether's prior written consent, settle or offer to settle any such demands.

     3.6 Closing. The closing of the transactions contemplated by this Agreement (the "CLOSING") shall take place at a location mutually acceptable to Bargo and Bellwether, at 10:00 a.m., local time, on the day (the "CLOSING DATE") on which all of the conditions set forth in Article VIII are satisfied or waived, or at such other date and time as Bellwether and Bargo shall otherwise agree.

                                   ARTICLE IV

                    REPRESENTATIONS AND WARRANTIES OF BARGO

     Bargo represents and warrants to Bellwether as follows:

     4.1  Organization and Qualification.

          (a) Bargo is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas, is duly qualified to do business as a foreign corporation and is in good standing in the jurisdictions set forth in Section 4.1(a) of the disclosure letter delivered to Bellwether contemporaneously with the execution hereof (the "BARGO DISCLOSURE SCHEDULE"), which include each jurisdiction in which the character of Bargo's properties or the nature of its business makes such qualification necessary, except in jurisdictions, if any, where the failure to be so qualified would not result in a Bargo Material Adverse Effect (as defined below). Bargo has all requisite corporate power and authority to own, use or lease its properties and to carry on its business as it is now being conducted. Bargo has made available to Bellwether a complete and correct copy of its articles of incorporation and bylaws, each as amended to date, and Bargo's articles of incorporation and bylaws as so delivered are in full force and effect. Bargo is not in default in any respect in the performance, observation or fulfillment of any provision of its articles of incorporation or bylaws.

          (b) Section 4.1(b) of the Bargo Disclosure Schedule lists the name and jurisdiction of organization of each Subsidiary of Bargo and the jurisdictions in which each such Subsidiary is qualified or holds licenses to do business as a foreign corporation or other organization as of the date hereof. Each of Bargo's Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, is duly qualified to do business as a foreign corporation and is in good standing in the jurisdictions listed in Section 4.1(b) of the Bargo Disclosure Schedule, which includes each jurisdiction in which the character of such Subsidiary's properties or the nature of its business makes such qualification necessary, except in jurisdictions, if any, where the failure to be so qualified would not result in a Bargo Material Adverse Effect. Each of Bargo's Subsidiaries has the requisite corporate power and authority to own, use or lease its properties and to carry on its business as it is now being conducted and as it is now proposed to be conducted. Bargo has made available to Bellwether a complete and correct copy of the certificate of incorporation and bylaws (or similar organizational documents) of each of Bargo's Subsidiaries, each as amended to date, and the certificate of incorporation and bylaws (or similar organizational documents) as so delivered are in full force and effect. No Subsidiary of Bargo is in default in any respect in the performance, observation or fulfillment of any provision of its articles of incorporation or bylaws (or similar organizational documents). Other than Bargo's Subsidiaries, Bargo does not beneficially own or control, directly or indirectly, 5% or more of any class of equity or similar securities of any corporation or other organization, whether incorporated or unincorporated.

          (c) For purposes of this Agreement, (i) a "BARGO MATERIAL ADVERSE EFFECT" shall mean any event, circumstance, condition, development or occurrence causing, resulting in or having (or with the passage of time likely to cause, result in or have) a material adverse effect on the financial condition, business, assets, properties, prospects or results of operations of Bargo and its Subsidiaries taken as a whole; provided, that such term shall not include effects that are not applicable primarily to Bargo resulting from market conditions generally in the oil and gas industry; and (ii) "SUBSIDIARY" shall mean, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (x) at least a majority of the securities or other interests having by their terms voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly beneficially owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries, or (y) such party or any Subsidiary of such party is a general partner of a partnership or a manager of a limited liability company.

     4.2  Capitalization.

          (a) The authorized capital stock of Bargo consists of 200,000,000 shares of Bargo Common Stock and 10,000,000 shares of preferred stock, par value $.01 per share, of which 100,000 shares have been designated Convertible Preferred Stock, Series A, 5,000,000 shares of Bargo B Preferred Stock, and 45,000 shares have been designated as Cumulative Redeemable Preferred Stock, Series C. As of the date of this Agreement, (i) 87,935,885 shares of Bargo Common Stock were issued and outstanding, (ii) no shares of Bargo Preferred Stock, Series A were issued and outstanding,
     (iii) 5,000,000 shares of Bargo B Preferred Stock were issued and outstanding, (iv) no shares of Bargo Preferred Stock, Series C were issued and outstanding, (v) stock options to acquire 25,523,339 shares of Bargo Common Stock were outstanding under all stock option plans and agreements of Bargo or its Subsidiaries, and (vi) warrants to purchase 250,000 shares of Bargo Common Stock were outstanding under all warrant agreements of Bargo and its Subsidiaries. All such shares have been validly issued and are fully paid and nonassessable and free of preemptive rights. Except as set forth above, and other than this Agreement and pursuant to the Bargo B Preferred Stock, there are no outstanding subscriptions, options, rights, warrants, convertible securities, stock appreciation rights, phantom equity, or other agreements or commitments (including "rights plans" or "poison pills") obligating Bargo to issue, transfer, sell, redeem, repurchase or otherwise acquire any shares of its capital stock of any class. The aggregate exercise price of Bargo Convertible Securities outstanding as of the date hereof is $3,587,104.

          (b) Except as set forth in Section 4.2(b) of the Bargo Disclosure Schedule, Bargo is, directly or indirectly, the record and beneficial owner of all of the outstanding shares of capital stock of each Bargo Subsidiary, there are no irrevocable proxies with respect to any such shares, and no equity securities of any Bargo Subsidiary are or may become required to be issued because of any options, warrants, rights to subscribe to, calls or commitments or other agreements of any character whatsoever relating to, or securities or rights convertible into or exchangeable or exercisable for, shares of any capital stock of any Bargo Subsidiary, and there are no contracts, commitments, understandings or arrangements by which Bargo or any Bargo Subsidiary is or may be bound to issue additional shares of capital stock of any Bargo Subsidiary or securities convertible into or exchangeable or exercisable for any such shares. All of such shares so owned by Bargo are validly issued, fully paid and nonassessable and are owned by it free and clear of all liens, mortgages, pledges, security interests, encumbrances, claims or charges of any kind (collectively, "LIENS").

     4.3 Authority. Bargo has full corporate power and authority to execute and deliver this Agreement and the Voting Agreements to which Bargo is or will be a party and, subject to obtaining the Bargo Shareholders' Approval as contemplated by Section 7.13, to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Voting Agreements to which Bargo is or will be a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by Bargo's Board of Directors, and no other corporate proceedings on the part of Bargo are necessary to authorize this Agreement and the Voting Agreements to which Bargo is or will be a party or to consummate the transactions contemplated hereby or thereby, other than the Bargo Shareholders' Approval as contemplated by Section 7.13. This Agreement has been, and the Voting Agreements to which Bargo is or will be a party are, or upon execution will be, duly and validly executed and delivered by Bargo and, assuming the due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitutes, or upon execution will constitute, valid and binding obligations of Bargo enforceable against Bargo in accordance with their respective terms, except as such enforceability may be subject to the effects of bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors and of general principles of equity (the "ENFORCEABILITY EXCEPTION").

     4.4 Consents and Approvals; No Violation. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and the performance by Bargo of its obligations hereunder will not:

          (a) subject to the obtaining of any requisite approvals of Bargo's stockholders as contemplated by Section 7.13, conflict with any provision of Bargo's articles of incorporation or bylaws or the articles of incorporation or bylaws (or other similar organizational documents) of any of its Subsidiaries;

          (b) subject to the obtaining of any requisite approvals of Bargo's stockholders as contemplated by Section 7.13, require any consent, waiver, approval, order, authorization or permit of, or registration, filing with or notification to, (i) any governmental or regulatory authority or agency (a "GOVERNMENTAL AUTHORITY"), except for applicable requirements of the Securities Act of 1933, as amended (the "SECURITIES ACT"), the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), state laws relating to takeovers, if applicable, state securities or blue sky laws, except as set forth in Section 4.4(b) of the Bargo Disclosure Schedule and except for approvals that are ministerial in nature and are customarily obtained from Governmental Authorities after the Effective Time in connection with transactions of the same nature as are contemplated hereby ("CUSTOMARY POST-CLOSING CONSENTS") or (ii) except as set forth in
     Section 4.4(b) of the Bargo Disclosure Schedule, any third party other than a Governmental Authority, other than such non-Governmental Authority third party consents, waivers, approvals, orders, authorizations and permits that would not (i) result in a Bargo Material Adverse Effect, (ii) materially impair the ability of Bargo or any of its Subsidiaries, as the case may be, to perform its obligations under this Agreement or any Voting Agreement or
     (iii) prevent the consummation of any of the transactions contemplated by this Agreement;

          (c) except as set forth in Section 4.4(c) of the Bargo Disclosure Schedule, result in any violation of or the breach of or constitute a default (with notice or lapse of time or both) under, or give rise to any right of termination, cancellation or acceleration or guaranteed payments or a loss of a material benefit under, any of the terms, conditions or provisions of any note, lease, mortgage, license, agreement or other instrument or obligation to which Bargo or any of its Subsidiaries is a party or by which Bargo or any of its Subsidiaries or any of their respective properties or assets may be bound, except for such violations, breaches, defaults, or rights of termination, cancellation or acceleration, or losses as to which requisite waivers or consents have been obtained or which, individually or in the aggregate, would not (i) result in a Bargo Material Adverse Effect, (ii) materially impair the ability of Bargo or any of its Subsidiaries to perform its obligations under this Agreement or any Voting Agreement or (iii) prevent the consummation of any of the transactions contemplated by this Agreement;

          (d) violate the provisions of any order, writ, injunction, judgment, decree, statute, rule or regulation applicable to Bargo or any Subsidiary of Bargo;

          (e) result in the creation of any Lien upon any material properties or assets or on any shares of capital stock of Bargo or any of its Subsidiaries under any agreement or instrument to which Bargo or any of its Subsidiaries is a party or by which Bargo or any of its Subsidiaries or any of their properties or assets is bound; or

          (f) except as set forth in Section 4.4(f) of the Bargo Disclosure Schedule, result in any holder of any securities of Bargo being entitled to appraisal, dissenters' or similar rights.

     4.5 Bargo SEC Reports. Bargo (or its predecessor registrant under the Securities Act, Future Petroleum Corporation, a Utah corporation (the "BARGO PREDECESSOR")) has filed with the Securities and Exchange Commission (the "SEC"), and has heretofore made available to Bellwether true and complete copies of, each form, registration statement, report, schedule, proxy or information statement and other document (including exhibits and amendments thereto), including its Annual Reports to Stockholders incorporated by reference in certain of such reports, required to be filed by it or its predecessors with the SEC since January 1, 1997 under the Securities Act or the Exchange Act (collectively, the "BARGO SEC REPORTS"). As of the respective dates such Bargo SEC Reports were filed or, if any such Bargo SEC Reports were amended, as of the date such amendment was filed, each of the Bargo SEC Reports, including any financial statements or schedules included therein, (a) complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and (b) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except as set forth in Section 4.5 of the Bargo Disclosure Schedule, no event since the date of the last Bargo SEC Report has occurred that would require Bargo to file a Current Report on Form 8-K.

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     4.6  Financial Statements.  Each of the audited consolidated financial statements and unaudited consolidated interim financial statements of Bargo and the Bargo Predecessor (including any related notes and schedules) included (or incorporated by reference) in its Annual Reports on Form 10-KSB for each of the three fiscal years ended December 31, 1997, 1998 and 1999 and its Quarterly Report on Form 10-QSB for its fiscal quarters ended March 31, 2000, June 30, 2000, and September 30, 2000 (collectively, the "FINANCIAL STATEMENTS") have been prepared from, and are in accordance with, the books and records of Bargo and its consolidated Subsidiaries, comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis (except as may be indicated in the notes thereto and subject, in the case of quarterly financial statements, to normal and recurring year-end adjustments) and fairly present, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Bargo and its Subsidiaries as of the date thereof and the consolidated results of operations and cash flows (and changes in financial position, if any) of Bargo and its Subsidiaries for the periods presented therein (subject to normal year-end adjustments and the absence of financial footnotes in the case of any unaudited interim financial statements).

     4.7 Absence of Undisclosed Liabilities. Except (a) as specifically disclosed in the Bargo SEC Reports and (b) for liabilities and obligations incurred in the ordinary course of business and consistent with past practice since December 31, 1999, neither Bargo nor any of its Subsidiaries has incurred any liabilities or obligations of any nature (contingent or otherwise) that would have a Bargo Material Adverse Effect or would be required by GAAP to be reflected on a consolidated balance sheet of Bargo and its Subsidiaries or the notes thereto which are not so reflected.

     4.8 Absence of Certain Changes. Except as contemplated by this Agreement, as set forth in Section 4.8 of the Bargo Disclosure Schedule or as disclosed in the Bargo SEC Reports filed prior the date hereof, since December 31, 1999 (a) Bargo and its Subsidiaries have conducted their business in all material respects in the ordinary course consistent with past practices, (b) there has not been any change or development, or combination of changes or developments that, individually or in the aggregate, would have a Bargo Material Adverse Effect, (c) except with respect to the Bargo B Preferred Stock, there has not been any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of Bargo, or any repurchase, redemption or other acquisition by Bargo or any of its Subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, Bargo or any of its Subsidiaries, (d) there has not been any amendment of any term of any outstanding security of Bargo or any of its Subsidiaries, and (e) there has not been any change in any method of accounting or accounting practice by Bargo or any of its Subsidiaries, except for any such change required because of a concurrent change in GAAP or to conform a Subsidiary's accounting policies and practices to those of Bargo.

     4.9 Taxes. Except as otherwise disclosed in Section 4.9 of the Bargo Disclosure Schedule and for matters that would have no adverse effect on Bargo:

          (a) Bargo and each of its Subsidiaries have timely filed (or have had timely filed on their behalf) or will file or cause to be timely filed, all material Tax Returns (as defined below) required by applicable law to be filed by any of them prior to or as of the Closing Date. All such Tax Returns and amendments thereto are or will be true, complete and correct in all material respects. All such Tax Returns accurately reflect the facts, assets, and operations of Bargo and each of its Subsidiaries.

          (b) Bargo and each of its Subsidiaries have paid (or have had paid on their behalf), or where payment is not yet due, have established (or have had established on their behalf and for their sole benefit and recourse), or will establish or cause to be established on or before the Closing Date, an adequate accrual for the payment of all material Taxes (as defined below) due with respect to any period ending prior to or as of the Closing Date.

          (c) No Audit (as defined below) by a Tax Authority (as defined below) is pending or threatened with respect to any Tax Returns filed by, or Taxes due from, Bargo or any Subsidiary. No issue has been raised by any Tax Authority in any Audit of Bargo or any of its Subsidiaries that if raised with respect to any other period not so audited could be expected to result in a material proposed deficiency for any period not so audited. No material deficiency or adjustment for any Taxes has been threatened, proposed, asserted or assessed against Bargo or any of its Subsidiaries. There are no liens for Taxes upon the assets of Bargo or any of its Subsidiaries, except liens for current Taxes not yet delinquent.

          (d) Neither Bargo nor any of its Subsidiaries has given or been requested to give any waiver of statutes of limitations relating to the payment of Taxes or have executed powers of attorney with respect to Tax matters, which will be outstanding as of the Closing Date.

          (e) Prior to the date hereof, Bargo and its Subsidiaries have disclosed, and provided or made available true and complete copies to Bellwether of, all material Tax sharing, Tax indemnity, or similar agreements to which Bargo or any of its Subsidiaries is a party to, is bound by, or has any obligation or liability for Taxes.

          (f) As used in this Agreement, (i) "AUDIT" shall mean any audit, assessment of Taxes, other examination by any Tax Authority, proceeding or appeal of such proceeding relating to Taxes; (ii) "TAXES" shall mean all Federal, state, local and foreign taxes, and other assessments of a similar nature (whether imposed directly or through withholding), including any interest, additions to tax, or penalties applicable thereto; (iii) "TAX AUTHORITY" shall mean the Internal Revenue Service and any other domestic or foreign Governmental Authority responsible for the administration of any Taxes; and (iv) "TAX RETURNS" shall mean all Federal, state, local and foreign tax returns, declarations, statements, reports, schedules, forms and information returns and any amended Tax Return relating to Taxes.

     4.10  Litigation.  Except as disclosed in the Bargo SEC Reports or Section
4.10 of the Bargo Disclosure Schedule and for matters that would not have a Bargo Material Adverse Effect, there is no suit, claim, action, proceeding or investigation pending or, to Bargo's knowledge, threatened against or directly affecting Bargo, any Subsidiaries of Bargo or any of the directors or officers of Bargo or any of its Subsidiaries in their capacity as such, nor is there any reasonable basis therefor that could reasonably be expected to have a Bargo Material Adverse Effect, if adversely determined. Neither Bargo nor any of its Subsidiaries, nor any officer, director or employee of Bargo or any of its Subsidiaries, has been permanently or temporarily enjoined by any order, judgment or decree of any court or any other Governmental Authority from engaging in or continuing any conduct or practice in connection with the business, assets or properties of Bargo or such Subsidiary nor, to the knowledge of Bargo, is Bargo, any Subsidiary or any officer, director or employee of Bargo or its Subsidiaries under investigation by any Governmental Authority. Except as disclosed in the Bargo SEC Reports or Section 4.10 of the Bargo Disclosure Schedule, there is not in existence any order, judgment or decree of any court or other tribunal or other agency enjoining or requiring Bargo or any of its Subsidiaries to take any action of any kind with respect to its business, assets or properties. Notwithstanding the foregoing, no representation or warranty in this Section 4.10 is made with respect to Environmental Laws, which are covered exclusively by the provisions set forth in Section 4.12.

     4.11  Employee Benefit Plans; ERISA.

          (a) Section 4.11(a) of the Bargo Disclosure Schedule contains a true and complete list of all employee benefit plans or arrangements (written or oral) of any type (including plans described in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), sponsored, maintained or contributed to by Bargo or any trade or business, whether or not incorporated, which together with Bargo would be deemed a "single employer" within the meaning of Section 414(b), (c) or (m) of the Code or section 4001(b)(1) of ERISA (a "BARGO ERISA AFFILIATE") within six years prior to the Effective Time ("BARGO BENEFIT Plans").

          (b) With respect to each Bargo Benefit Plan: (i) if intended to qualify under Section 401(a) or 401(k) of the Code, such plan satisfies the requirements of such sections, has received a favorable determination letter from the Internal Revenue Service with respect to its qualification, and its related trust has been determined to be exempt from tax under
     Section 501(a) of the Code and, to the knowledge of Bargo, nothing has occurred since the date of such letter to adversely affect such qualification or exemption; (ii) each such plan has been administered in substantial compliance with its terms and applicable law, except for any noncompliance with respect to any such plan that could not reasonably be expected to result
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

     in a Bargo Material Adverse Effect; (iii) neither Bargo nor any Bargo ERISA Affiliate has engaged in, and Bargo and each Bargo ERISA Affiliate do not have any knowledge of any Person that has engaged in, any transaction or acted or failed to act in any manner that would subject Bargo or any Bargo ERISA Affiliate to any liability for a breach of fiduciary duty under ERISA that could reasonably be expected to result in a Bargo Material Adverse Effect; (iv) no disputes are pending or, to the knowledge of Bargo or any Bargo ERISA Affiliate, threatened; (v) neither Bargo nor any Bargo ERISA Affiliate has engaged in, and Bargo and each Bargo ERISA Affiliate do not have any knowledge of any Person that has engaged in, any transaction in violation of Section 406(a) or (b) of ERISA or Section 4975 of the Code for which no exemption exists under Section 408 of ERISA or Section 4975(c) of the Code or Section 4975(d) of the Code or that would result in a civil penalty being imposed under subsections (i) or (l) of Section 502 of ERISA, in either case that could reasonably be expected to result in a Bargo Material Adverse Effect; (vi) there have been no "reportable events" within the meaning of Section 4043 of ERISA for which the 30 day notice requirement of ERISA has not been waived by the Pension Benefit Guaranty Corporation (the "PBGC"); (vii) all contributions due have been made on a timely basis (within, where applicable, the time limit established under Section 302 of ERISA or Code Section 412); (viii) no notice of intent to terminate such plan has been given under Section 4041 of ERISA and no proceeding has been instituted under Section 4042 of ERISA to terminate such plan; (ix) no Bargo Benefit Plan is a plan covered by Title IV of ERISA or subject to the funding requirements of Code Section 412; (x) except to the extent required under ERISA Section 601 et seq. and Code
     Section 4980B, neither Bargo nor any Bargo ERISA Affiliate provides health or welfare benefits for any retired or former employee or is obligated to provide health or welfare benefits to any active employee following such employee's retirement or other termination of service; (xi) assuming the Merger closes after April 15, 2001 and that the closing price of the Bellwether Common Stock on the date of the Effective Time is $9.00 or less, then no payment that is owed or may become due to any director, officer, employee, or agent of any Bargo or Bargo ERISA Affiliate will be non-deductible to Bargo or Bargo ERISA Affiliate or subject to tax under Code
     Section 280G or Section 4999, nor will Bargo or any Bargo ERISA Affiliate be required to "gross-up" or otherwise compensate any such person because of the imposition of any excise tax on a payment to such person; (xiii) the termination of any Bargo Benefit Plan would not result in any material liability or further obligation on the part of Bargo or any Bargo ERISA Affiliate; and (xiv) except as would not cause a Bargo Material Adverse Effect, all reports and other documents required to be filed by any of the Bargo Benefit Plans with any governmental agency or distributed to plan participants or beneficiaries (including notices required by the Consolidated Omnibus Reconciliation Act of 1986, actuarial reports, audits, or tax returns) have been timely filed or distributed. All contributions made or required to be made under any Bargo Benefit Plan meet the requirements for deductibility under the Code, and all contributions which are required and which have not been made have been properly recorded on the books of Bargo or a Bargo ERISA Affiliate.

          (c) No Bargo Benefit Plan is a "multi-employer plan" (as defined in
     Section 4001(a)(3) of ERISA) or a "multiple employer plan" (within the meaning of Section 413(c) of the Code). No event has occurred with respect to Bargo or a Bargo ERISA Affiliate in connection with which Bargo could be subject to any liability, lien or encumbrance with respect to any Bargo Benefit Plan or any employee benefit plan described in Section 3(3) of ERISA maintained, sponsored or contributed to by a Bargo ERISA Affiliate under ERISA or the Code.

          (d) Except as set forth in Section 4.11(d) of the Bargo Disclosure Schedule, no employees of Bargo or any of its Subsidiaries are covered by any severance plan or similar arrangement.

     4.12 Environmental Liability. Except as set forth in Section 4.12 of the Bargo Disclosure Schedule:

          (a) The businesses of Bargo and its Subsidiaries have been and are operated in material compliance with all federal, state and local environmental protection, health and safety or similar laws, statutes, ordinances, restrictions, licenses, rules, regulations, permit conditions and legal requirements, including the Federal Clean Water Act, Oil Pollution Act, Safe Drinking Water Act, Resource Conservation & Recovery Act, Clean Air Act, Outer Continental Shelf Lands Act, Comprehensive Environmental Response, Compensation and Liability Act, and Emergency Planning and Community Right to Know Act, each as amended and currently in effect (together, "ENVIRONMENTAL LAWS").

          (b) Neither Bargo nor any of its Subsidiaries has caused or allowed the generation, treatment, manufacture, processing, distribution, use, storage, discharge, release, disposal, transport or handling of any chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum, petroleum products or any substance regulated under any Environmental Law ("HAZARDOUS SUBSTANCES") at any of its properties or facilities, except in material compliance with all Environmental Laws, and, to Bargo's knowledge, no generation, manufacture, processing, distribution, use, treatment, handling, storage, discharge, release, disposal, transport or handling of any Hazardous Substances has occurred at any property or facility owned, leased or operated by Bargo or any of its Subsidiaries except in material compliance with all Environmental Laws.

          (c) Neither Bargo nor any of its Subsidiaries has received any written notice from any Governmental Authority or third party or, to the knowledge of Bargo, any other communication alleging or concerning any material violation by Bargo or any of its Subsidiaries of, or responsibility or liability of Bargo or any of its Subsidiaries under, any Environmental Law (or as regards environmental conditions under the common law). There are no pending, or to the knowledge of Bargo, threatened, claims, suits, actions, proceedings or investigations with respect to the businesses or operations of Bargo or any of its Subsidiaries alleging or concerning any material violation of or responsibility or liability under any Environmental Law (or as regards environmental conditions under the common law) that, if adversely determined, could reasonably be expected to have a Bargo Material Adverse Effect, nor does Bargo have any knowledge of any fact or condition that could give rise to such a claim, suit, action, proceeding or investigation.

          (d) Bargo and its Subsidiaries are in possession of all material approvals, permits, licenses, registrations and similar type authorizations from, and have filed all material notices and registrations with, all Governmental Authorities under all Environmental Laws with respect to the operation of the businesses of Bargo and its Subsidiaries; there are no pending or, to the knowledge of Bargo, threatened, actions, proceedings or investigations seeking to modify, revoke or deny renewal of any of such approvals, permits, licenses, registrations and authorizations; and Bargo does not have knowledge of any fact or condition that is reasonably likely to give rise to any action, proceeding or investigation to modify, revoke or deny renewal of any of such approvals, permits, licenses, registrations and authorizations.

          (e) Without in any way limiting the generality of the foregoing, (i) to the knowledge of Bargo, all offsite locations where Bargo or any of its Subsidiaries has transported, released, discharged, stored, disposed or arranged for the disposal of Hazardous Substances are authorized disposal sites as required by law, (ii) to Bargo's knowledge, all underground storage tanks, and the operating status, capacity and contents of such tanks, located on any property currently or formerly owned, leased or operated by Bargo or any of its Subsidiaries are identified in Section 4.12 of the Bargo Disclosure Schedule and (iii) no polychlorinated biphenyls ("PCBS") or PCB-containing items are used or stored at any property owned, leased or operated by Bargo or any of its Subsidiaries except in compliance with Environmental Laws.

          (f) There has been no discharge, release or disposal at any of the properties owned or operated by Bargo, its Subsidiaries, or a predecessor in interest, or to the knowledge of Bargo, at any disposal or treatment facility which received Hazardous Substances generated by Bargo, its Subsidiaries, or any predecessor in interest which could reasonably be expected to result in liabilities that have a Bargo Material Adverse Effect.

          (g) To Bargo's knowledge, no pending claims have been asserted or threatened to be asserted against Bargo or its Subsidiaries for any personal injury (including wrongful death) or property damage (real or personal) arising out of exposure to Hazardous Substances used, handled, generated, transported or disposed by Bargo or its Subsidiaries at property currently or formerly owned or operated by Bargo or its Subsidiaries, except as could not reasonably be expected to result in liabilities that have a Bargo Material Adverse Effect.

     4.13 Compliance with Applicable Laws. Bargo and each of its Subsidiaries hold all material approvals, licenses, permits, registrations and similar type authorizations necessary for the lawful conduct of its respective businesses, as now conducted, and such businesses are not being, and neither Bargo nor any of its Subsidiaries has received any notice from any Person that any such business has been or is being conducted in violation of any law, ordinance or regulation, including any law, ordinance or regulation relating to occupational health and safety, except for possible violations which either individually or in the aggregate have not resulted and would not result in a Bargo Material Adverse Effect; provided, however, notwithstanding the foregoing, no representation or warranty in this
Section 4.13 is made with respect to Environmental Laws, which are covered exclusively by the provisions set forth in Section 4.12.

     4.14 Insurance. Section 4.14 of the Bargo Disclosure Schedule lists each of the insurance policies relating to Bargo or its Subsidiaries which are currently in effect. Bargo has made available to Bellwether a true, complete and correct copy of each such policy or the binder therefor. With respect to each such insurance policy or binder none of Bargo, any of its Subsidiaries or any other party to the policy is in breach or default thereunder (including with respect to the payment of premiums or the giving of notices), and Bargo does not know of any occurrence or any event which (with notice or the lapse of time or both) would constitute such a breach or default or permit termination, modification or acceleration under the policy, except for such breaches or defaults which, individually or in the aggregate, would not result in a Bargo Material Adverse Effect. Section 4.14 of the Bargo Disclosure Schedule describes any self-insurance arrangements affecting Bargo or its Subsidiaries. The insurance policies listed in Section 4.14 of the Bargo Disclosure Schedule include all policies which are required in connection with the operation of the businesses of Bargo and its Subsidiaries as currently conducted by applicable laws and all agreements relating to Bargo and its Subsidiaries.

     4.15  Labor Matters; Employees.

          (a) Except as set forth in Section 4.15 of the Bargo Disclosure Schedule, (i) there is no labor strike, dispute, slowdown, work stoppage or lockout actually pending or, to the knowledge of Bargo, threatened against or affecting Bargo or any of its Subsidiaries and, during the past five years, there has not been any such action, (ii) none of Bargo or any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Bargo or any of its Subsidiaries, (iii) none of the employees of Bargo or any of its Subsidiaries are represented by any labor organization and none of Bargo or any of its Subsidiaries have any knowledge of any current union organizing activities among the employees of Bargo or any of its Subsidiaries nor does any question concerning representation exist concerning such employees, (iv) Bargo and its Subsidiaries have each at all times been in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, and are not engaged in any unfair labor practices as defined in the National Labor Relations Act or other applicable law, ordinance or regulation, (v) there is no unfair labor practice charge or complaint against any of Bargo or any of its Subsidiaries pending or, to the knowledge of Bargo, threatened before the National Labor Relations Board or any similar state or foreign agency, (vi) there is no grievance or arbitration proceeding arising out of any collective bargaining agreement or other grievance procedure relating to Bargo or any of its Subsidiaries, (vii) neither the Occupational Safety and Health Administration nor any corresponding state agency has threatened to file any citation, and there are no pending citations, relating to Bargo or any of its Subsidiaries, and (viii) there is no employee or governmental claim or investigation, including any charges to the Equal Employment Opportunity Commission or state employment practice agency, investigations regarding Fair Labor Standards Act compliance, audits by the Office of Federal Contractor Compliance Programs, sexual harassment complaints or demand letters or threatened claims.

          (b) Since the enactment of the Worker Adjustment and Retraining Notification Act of 1988 ("WARN ACT"), none of Bargo or any of its Subsidiaries has effectuated (i) a "plant closing" (as defined in the WARN
     Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of any of Bargo or any of its Subsidiaries, or (ii) a "mass layoff" (as defined in the WARN
     Act) affecting any site of employment or facility of Bargo or any of its Subsidiaries, nor has Bargo or any of its Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local law, in each case that could reasonably be expected to have a Bargo Material Adverse Effect.

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

     4.16  Reserve Reports.

          (a) All information (including the statement of the percentage of reserves from the oil and gas wells and other interests evaluated therein to which Bargo or its Subsidiaries are entitled and the percentage of the costs and expenses related to such wells or interests to be borne by Bargo or its Subsidiaries) supplied to Netherland Sewell & Associates, Inc. and
     T. J. Smith & Company, Inc. by or on behalf of Bargo and its Subsidiaries that was material to each such firm's estimates of proved oil and gas "retained properties" reserves attributable to the Oil and Gas Interests (as hereinafter defined) of Bargo and its Subsidiaries in connection with the preparation of the proved oil and gas reserve reports concerning the Oil and Gas Interests of Bargo and its Subsidiaries as of July 1, 2000 and prepared by such engineering firms (collectively, the "BARGO RESERVE REPORT") was (at the time supplied or as modified or amended prior to the issuance of the Bargo Reserve Report) true and correct in all material respects and Bargo has no knowledge of any material errors in such information that existed at the time of such issuance. For purposes of this Agreement "OIL AND GAS INTERESTS" means direct and indirect interests in and rights with respect to oil, gas, mineral, and related properties and assets of any kind and nature, direct or indirect, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, production payments, net profit interests and other non-working interests and non-operating interests; all interests in rights with respect to oil, condensate, gas, casinghead gas and other liquid or gaseous hydrocarbons (collectively, "HYDROCARBONS") and other minerals or revenues therefrom, all contracts in connection therewith and claims and rights thereto (including all oil and gas leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, oil and gas sales, exchange and processing contracts and agreements, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations, and concessions; all easements, rights of way, licenses, permits, leases, and other interests associated with, appurtenant to, or necessary for the operation of any of the foregoing; and all interests in equipment and machinery (including wells, well equipment and machinery), oil and gas production, gathering, transmission, treating, processing, and storage facilities (including tanks, tank batteries, pipelines, and gathering systems), pumps, water plants, electric plants, gasoline and gas processing plants, refineries, and other tangible personal property and fixtures associated with, appurtenant to, or necessary for the operation of any of the foregoing. Except for changes (including changes in commodity prices) generally affecting the oil and gas industry, there has been no change in respect of the matters addressed in the Bargo Reserve Report that would have a Bargo Material Adverse Effect.

          (b) The "retained assets" reserve report (the "RETAINED ASSETS RESERVE REPORT") delivered to Bellwether contemporaneously herewith and prepared by Bargo with respect to the Oil and Gas Interests of Bargo and its Subsidiaries (i) accounts for all material Oil and Gas Interests of Bargo and its Subsidiaries disposed of prior to the date hereof and (ii) accounts for (pro forma) the disposition of all properties described in Section 6.1(d) of the Bargo Disclosure Schedule. The Retained Assets Reserve Report is true and correct in all material respects and Bargo has no knowledge of any material errors in such information that existed at the time of such issuance.

     4.17 Permits. Immediately prior to the Effective Time and except for Customary Post-Closing Consents, Bargo and its Subsidiaries will hold all of the permits, licenses, certificates, consents, approvals, entitlements, plans, surveys, relocation plans, environmental impact reports and other authorizations of Governmental Authorities ("PERMITS") required or necessary to construct, own, operate, use and/or maintain their respective properties and conduct their operations as currently conducted, except for such Permits, the lack of which, individually or in the aggregate, would not have a Bargo Material Adverse Effect; provided, however, that notwithstanding the foregoing, no representation or warranty in this Section 4.17 is made with respect to Permits issued pursuant to Environmental Laws, which are covered exclusively by the provisions set forth in Section 4.12.

     4.18  Material Contracts.

          (a) Set forth in Section 4.18(a) of the Bargo Disclosure Schedule is a list of each contract, lease, indenture, agreement, arrangement or understanding to which Bargo or any of its Subsidiaries is subject

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     that is of a type that would be required to be included as an exhibit to a
     Form S-1 Registration Statement pursuant to the rules and regulations of the SEC if such a registration statement was filed by Bargo (the "BARGO MATERIAL CONTRACTS").

          (b) Except as set forth in Section 4.18(a) or 4.18(b) of the Bargo Disclosure Schedule, the Oil and Gas Interests of Bargo and its Subsidiaries are not subject to (i) any instrument or agreement evidencing or related to indebtedness for borrowed money, whether directly or indirectly, or (ii) any agreement not entered into in the ordinary course of business in which the amount involved is in excess of $100,000. In addition, (A) all Bargo Material Contracts are in full force and effect and are the valid and legally binding obligations of the parties thereto and are enforceable in accordance with their respective terms; (B) Bargo is not in material breach or default with respect to, and to the knowledge of Bargo, no other party to any Bargo Material Contract is in material breach or default with respect to, its obligations thereunder, including with respect to payments or otherwise; (C) no party to any Bargo Material Contract has given notice of any action to terminate, cancel, rescind or procure a judicial reformation thereof; and (D) no Bargo Material Contract contains any provision that prevents Bargo or any of its Subsidiaries from owning, managing and operating the Oil and Gas Interests of Bargo and its Subsidiaries in accordance with historical practices.

          (c) As of the date of this Agreement, except as set forth in Section 4.18(c) of the Bargo Disclosure Schedule, with respect to authorizations for expenditure executed on or after January 1, 2000, (i) there are no outstanding calls for payments in excess of $100,000 that are due or which Bargo or its Subsidiaries are committed to make that have not been made;
     (ii) there are no material operations with respect to which Bargo or its Subsidiaries have become a non-consenting party; and (iii) there are no commitments for the material expenditure of funds for drilling or other capital projects other than projects with respect to which the operator is not required under the applicable operating agreement to seek consent.

          (d) Except as set forth in Section 4.18(d) of the Bargo Disclosure Schedule, (i) there are no provisions applicable to the Oil and Gas Interests of Bargo and its Subsidiaries which increase the royalty percentage of the lessor thereunder; and (ii) none of the Oil and Gas Interests of Bargo and its Subsidiaries are limited by terms fixed by a certain number of years (other than primary terms under oil and gas leases).

          (e) Neither Bargo nor any of its Subsidiaries is a party to or bound by a non-competition agreement or any other agreement or obligation which purports to limit the manner in which, or the localities in which, the current business of Bargo or its Subsidiaries, or Bellwether or its Subsidiaries is conducted.

          (f) Section 4.18(f) of the Bargo Disclosure Schedules lists each contract or other agreement purporting to require, preclude, or limit the ability of Bargo or any of its Subsidiaries to register the issuance of debt or equity securities under the Securities Act (the "BARGO REGISTRATION RIGHTS AGREEMENTS").

     4.19 Required Stockholder Vote or Consent. The only vote or written consent of the holders of any class or series of Bargo's capital stock that will be necessary to consummate the Merger and the other transactions contemplated by this Agreement is the approval and adoption of this Agreement by the holders of
(i) a majority of the votes entitled to be cast by holders of the Bargo Common Stock and (ii) a majority of the votes entitled to be cast by holders of Bargo B Preferred Stock voting as a separate class (the "BARGO SHAREHOLDERS' APPROVAL").

     4.20 Proxy/Information Statement/Prospectus; Registration Statement. None of the information to be supplied by Bargo for inclusion in (a) the joint proxy/information statement relating to the written consent by Bargo's shareholders with respect to the Bargo Shareholders' Approval (the "BARGO CONSENT") and the Bellwether Special Meeting (in each case, as defined below) (also constituting the prospectus in respect of Bellwether Common Stock into which shares of Bargo Common Stock will be converted) (the "PROXY/ INFORMATION STATEMENT/PROSPECTUS"), to be filed by Bargo and Bellwether with the SEC, and any amendments or supplements thereto, or (b) the Registration Statement on Form S-4 (the "REGISTRATION STATEMENT") to be filed by Bellwether with the SEC in connection with the issuance of all
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

Bellwether Common Stock in the Merger, and any amendments or supplements thereto, will, at the respective times such documents are filed, and, in the case of the Proxy/Information Statement/Prospectus, at the time the Proxy/Information Statement/Prospectus or any amendment or supplement thereto is first mailed to stockholders of Bargo and Bellwether, at the time such stockholders vote on approval and adoption of this Agreement and at the Effective Time, and, in the case of the Registration Statement, when it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be made therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

     4.21 Intellectual Property. Bargo or its Subsidiaries own, or are licensed or otherwise have the right to use, all patents, patent rights, trademarks, rights, trade names, trade name rights, service marks, service mark rights, copyrights, technology, know-how, processes and other proprietary intellectual property rights and computer programs ("INTELLECTUAL PROPERTY") currently used in the conduct of the business of Bargo and its Subsidiaries, except where the failure to so own or otherwise have the right to use such Intellectual Property would not, individually or in the aggregate, have a Bargo Material Adverse Effect. No Person has notified either Bargo or any of its Subsidiaries that their use of the Intellectual Property infringes on the rights of any Person, subject to such claims and infringements as do not, individually or in the aggregate, give rise to any liability on the part of Bargo and its Subsidiaries that could have a Bargo Material Adverse Effect, and, to Bargo's knowledge, no Person is infringing on any right of Bargo or any of its Subsidiaries with respect to any such Intellectual Property. No claims are pending or, to Bargo's knowledge, threatened that Bargo or any of its Subsidiaries is infringing or otherwise adversely affecting the rights of any Person with regard to any Intellectual Property.

     4.22 Hedging. Section 4.22 of the Bargo Disclosure Schedule sets forth, for the periods shown, obligations of Bargo and each of its Subsidiaries for the delivery of Hydrocarbons attributable to any of the properties of Bargo or any of its Subsidiaries in the future on account of prepayment, advance payment, take-or-pay or similar obligations without then or thereafter being entitled to receive full value therefor. Except as set forth in Section 4.22 of the Bargo Disclosure Schedule, as of the date of this Agreement, neither Bargo nor any of its Subsidiaries is bound by futures, hedge, swap, collar, put, call, floor, cap, option or other contracts that are intended to benefit from, relate to or reduce or eliminate the risk of fluctuations in the price of commodities, including Hydrocarbons, or securities.

     4.23 Brokers. Except as listed on Section 4.23 of the Bargo Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder's fee or other fee or commission payable by Bargo or any of its Subsidiaries in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Bargo or any of its Subsidiaries. True and correct copies of all agreements and engagement letters currently in effect with such brokers (the "BARGO ENGAGEMENT LETTERS") have been provided to Bellwether.

     4.24 Tax Matters. Neither Bargo nor, to the knowledge of Bargo, any of its affiliates has taken or agreed to take any action that would prevent the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code. Without limiting the generality of the foregoing:

          (a) Prior to and in connection with the Merger, (i) none of the Bargo Common Stock will be redeemed, (ii) no extraordinary distribution will be made with respect to Bargo Common Stock or Bargo B Preferred Stock, and
     (iii) none of the Bargo Common Stock will be acquired by Bargo or any Person related (as defined in Treas. Reg. Section 1.3681(e)(3) without regard to Section 1.3681(e)(3)(i)(A)) to Bargo.

          (b) No assets of Bargo have been sold, transferred or otherwise disposed of which would prevent Bellwether from continuing the historic business of Bargo or from using a significant portion of Bargo's historic business assets in a business following the Merger, and Bargo intends to continue its historic business or use a significant portion of its historic business assets in a business.

          (c) Bargo and the stockholders of Bargo will each pay their respective expenses, if any, incurred in connection with the Merger.

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

          (d) There is no intercorporate indebtedness existing between Bargo and Bellwether that was issued, acquired, or will be settled at a discount.

          (e) Bargo is not an investment company as defined in Section 368(a(2)(F)(iii) and (iv) of the Code.

          (f) Bargo is not under the jurisdiction of a court in a title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

          (g) The liabilities of Bargo were incurred by Bargo in the ordinary course of its business.

          (h) Notwithstanding the foregoing, Bargo and Bellwether acknowledge that Bargo may redeem the Bargo B Preferred Stock prior to the Merger.

     4.25 Fairness Opinion. The Board of Directors of Bargo has received a written opinion from Chase Securities Inc. to the effect that, as of the date of such opinion, the Common Conversion Consideration to be received by the holders of outstanding Bargo Common Stock pursuant to the Merger is fair, from a financial point of view, to such holders. A true and complete copy of such opinion has been given to Bellwether.

     4.26 Takeover Laws. Bargo and the Board of Directors of Bargo have each taken all action required to be taken by it to exempt this Agreement, and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any "moratorium," "control share," "fair price," "affiliate transaction," "business combination," or other antitakeover laws and regulations of any state, including, the State of Texas, and including Article Thirteen of the TBCA.

                                   ARTICLE V

                  REPRESENTATIONS AND WARRANTIES OF BELLWETHER

     Bellwether represents and warrants to Bargo as follows:

     5.1  Organization and Qualification.

          (a) Bellwether is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, is duly qualified to do business as a foreign corporation and is in good standing in the jurisdictions set forth in Section 5.1(a) of the disclosure letter delivered to Bargo contemporaneously with the execution hereof (the "BELLWETHER DISCLOSURE SCHEDULE"), which include each jurisdiction in which the character of Bellwether's properties or the nature of its business makes such qualification necessary, except in jurisdictions, if any, where the failure to be so qualified would not result in a Bellwether Material Adverse Effect (as defined below). Bellwether has all requisite corporate power and authority to own, use or lease its properties and to carry on its business as it is now being conducted. Bellwether has made available to Bargo a complete and correct copy of its certificate of incorporation and bylaws, each as amended to date, and Bellwether's certificate of incorporation and bylaws as so delivered are in full force and effect. Bellwether is not in default in any respect in the performance, observation or fulfillment of any provision of its certificate of incorporation or bylaws.

          (b) Section 5.1(b) of the Bellwether Disclosure Schedule lists the name and jurisdiction of organization of each Subsidiary of Bellwether and the jurisdictions in which each such Subsidiary is qualified or holds licenses to do business as a foreign corporation or other organization as of the date hereof. Each of Bellwether's Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, is duly qualified to do business as a foreign corporation and is in good standing in the jurisdictions listed in
     Section 5.1(b) of the Bellwether Disclosure Schedule, which includes each jurisdiction in which the character of such Subsidiary's properties or the nature of its business makes such qualification necessary, except in jurisdictions, if any, where the failure to be so qualified would not result in a Bellwether Material Adverse Effect. Each of Bellwether's Subsidiaries has the requisite corporate power and authority to own, use or lease its properties and to carry on its business as it is now being conducted and as it is now proposed to be conducted. Bellwether has made available to Bargo a complete and correct copy of the certificate of incorporation and bylaws (or similar

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

     organizational documents) of each of Bellwether's Subsidiaries, each as amended to date, and the certificate of incorporation and bylaws (or similar organizational documents) as so delivered are in full force and effect. No Subsidiary of Bellwether is in default in any respect in the performance, observation or fulfillment of any provision of its certificate of incorporation or bylaws (or similar organizational documents). Other than Bellwether's Subsidiaries, Bellwether does not beneficially own or control, directly or indirectly, 5% or more of any class of equity or similar securities of any corporation or other organization, whether incorporated or unincorporated.

          (c) For purposes of this Agreement, a "BELLWETHER MATERIAL ADVERSE EFFECT" shall mean any event, circumstance, condition, development or occurrence causing, resulting in or having (or with the passage of time likely to cause, result in or have) a material adverse effect on the financial condition, business, assets, properties, prospects or results of operations of Bellwether and its Subsidiaries taken as a whole; provided, that such term shall not include effects that are not applicable primarily to Bellwether resulting from market conditions generally in the oil and gas industry.

     5.2  Capitalization.

          (a) The authorized capital stock of Bellwether consists of 30,000,000 shares of Bellwether Common Stock, and 1,000,000 shares of preferred stock of Bellwether, par value $.01 per share. As of the date of this Agreement,
     (i) 13,948,626 shares of Bellwether Common Stock were issued and outstanding, (ii) 311,000 shares of Bellwether Common Stock were in treasury, (iii) no shares of preferred stock were outstanding and (iv) stock options to acquire 2,302,666 shares of Bellwether Common Stock were outstanding under all stock option plans and agreements of Bellwether. All such shares have been validly issued and are fully paid and nonassessable and free of preemptive rights. Except as set forth above, and other than this Agreement and the Preferred Stock Purchase Rights set forth in the Rights Agreement dated as of September 12, 1997, by and between Bellwether and American Stock Transfer & Trust Company, as Rights Agent (as amended, the "BELLWETHER RIGHTS PLAN"), there are no outstanding subscriptions, options, rights, warrants, convertible securities, stock appreciation rights, phantom equity, or other agreements or commitments obligating Bellwether to issue, transfer, sell, redeem, repurchase or otherwise acquire any shares of its capital stock of any class. Except for any amendments filed with the Bellwether SEC Reports (as defined below), the Bellwether Rights Plan has not been amended, and no amendment thereof is proposed. No "Distribution Date" has occurred within the meaning of the Bellwether Rights Plan, and the consummation of the transactions contemplated hereby will not result in the occurrence of a Distribution Date. Bellwether has taken all action required to render the Bellwether Rights Plan (and the "Rights" thereunder) inapplicable to this Agreement and the transactions contemplated hereby, including any Voting Agreements.

          (b) Except as set forth in Section 5.2(b) of the Bellwether Disclosure Schedule, Bellwether is, directly or indirectly, the record and beneficial owner of all of the outstanding shares of capital stock of each Bellwether Subsidiary, there are no irrevocable proxies with respect to any such shares, and no equity securities of any Bellwether Subsidiary are or may become required to be issued because of any options, warrants, rights to subscribe to, calls or commitments or other agreements of any character whatsoever relating to, or securities or rights convertible into or exchangeable or exercisable for, shares of any capital stock of any Bellwether Subsidiary, and there are no contracts, commitments, understandings or arrangements by which Bellwether or any Bellwether Subsidiary is or may be bound to issue additional shares of capital stock of any Bellwether Subsidiary or securities convertible into or exchangeable or exercisable for any such shares. All of such shares so owned by Bellwether are validly issued, fully paid and nonassessable and are owned by it free and clear of all Liens.

     5.3 Authority. Bellwether has full corporate power and authority to execute and deliver this Agreement and the Voting Agreements to which it is or will be a party and, subject to obtaining the Bellwether Stockholders' Approval and other approvals as expressly contemplated by Section 7.13(b), to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Voting Agreements to which Bellwether is or will be a party and the consummation of the transactions

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

contemplated hereby and thereby have been duly and validly authorized by Bellwether's Board of Directors, and no other corporate proceedings on the part of Bellwether are necessary to authorize this Agreement or the Voting Agreements to which any of them are or will be a party or to consummate the transactions contemplated hereby or thereby, other than obtaining the Bellwether Stockholders' Approval and other approvals as expressly contemplated by Section 7.13(b). This Agreement has been, and the Voting Agreements to which Bellwether is or will be a party are, or upon execution will be, duly and validly executed and delivered by Bellwether and, assuming the due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitutes or upon execution will constitute, valid and binding obligations of Bellwether enforceable against Bellwether in accordance with their respective terms, except for the Enforceability Exception.

     5.4 Consents and Approvals; No Violation. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and the performance by Bellwether of its obligations hereunder will not:

          (a) subject to the obtaining the Bellwether Stockholders' Approval and other approvals as expressly contemplated by Section 7.13(b), conflict with any provision of Bellwether's certificate of incorporation or bylaws or the certificates of incorporation or bylaws (or other similar organizational documents) of any of its Subsidiaries;

          (b) subject to obtaining the Bellwether Stockholders' Approval and other approvals as expressly contemplated by Section 7.13(b), require any consent, waiver, approval, order, authorization or permit of, or registration, filing with or notification to, (i) any Governmental Authority, except for applicable requirements of the Securities Act, the Exchange Act, state laws relating to takeovers, if applicable, state securities or blue sky laws, and Customary Post-Closing Consents or (ii) except as set forth in Section 5.4(b) of the Bellwether Disclosure Schedule, any third party other than a Governmental Authority, other than such non-Governmental Authority third party consents, waivers, approvals, orders, authorizations and permits that would not (i) result in a Bellwether Material Adverse Effect, (ii) materially impair the ability of Bellwether or any of its Subsidiaries, as the case may be, to perform its obligations under this Agreement or any Voting Agreement or (iii) prevent the consummation of any of the transactions contemplated by this Agreement;

          (c) except as set forth in Section 5.4(c) of the Bellwether Disclosure Schedule, result in any violation of or the breach of or constitute a default (with notice or lapse of time or both) under, or give rise to any right of termination, cancellation or acceleration or guaranteed payments or a loss of a material benefit under, any of the terms, conditions or provisions of any note, lease, mortgage, license, agreement or other instrument or obligation to which Bellwether or any of its Subsidiaries is a party or by which Bellwether or any of its Subsidiaries or any of their respective properties or assets may be bound, except for such violations, breaches, defaults, or rights of termination, cancellation or acceleration, or losses as to which requisite waivers or consents have been obtained or which, individually or in the aggregate, would not (i) result in a Bellwether Material Adverse Effect, (ii) materially impair the ability of Bellwether or any of its Subsidiaries to perform its obligations under this Agreement or any Voting Agreement or (iii) prevent the consummation of any of the transactions contemplated by this Agreement;

          (d) violate the provisions of any order, writ, injunction, judgment, decree, statute, rule or regulation applicable to Bellwether or any Subsidiary of Bellwether;

          (e) result in the creation of any Lien upon any material properties or assets or on any shares of capital stock of Bellwether or its Subsidiaries under any agreement or instrument to which Bellwether or any of its Subsidiaries is a party or by which Bellwether or any of its Subsidiaries or any of their properties or assets is bound; or

          (f) result in any holder of any securities of Bellwether being entitled to appraisal, dissenters' or similar rights.

     5.5 Bellwether SEC Reports. Bellwether has filed with the SEC, and has heretofore made available to Bargo true and complete copies of, each form, registration statement, report, schedule, proxy or information

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statement and other document (including exhibits and amendments thereto), including its Annual Reports to Shareholders incorporated by reference in certain of such reports, required to be filed with the SEC since January 1, 1997 under the Securities Act or the Exchange Act (collectively, the "BELLWETHER SEC REPORTS"). As of the respective dates such Bellwether SEC Reports were filed or, if any such Bellwether SEC Reports were amended, as of the date such amendment was filed, each of the Bellwether SEC Reports, including any financial statements or schedules included therein, (a) complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and (b) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No event since the date of the last Bellwether SEC Report has occurred that would require Bellwether to file a Current Report on Form 8-K.

     5.6 Bellwether Financial Statements. Each of the audited consolidated financial statements and unaudited consolidated interim financial statements of Bellwether (including any related notes and schedules) included (or incorporated by reference) in its Annual Reports on Form 10-K for each of the three fiscal years ended December 31, 1997, 1998 and 1999 and its Quarterly Report on Form 10-Q for its fiscal quarters ended March 31, 2000, June 30, 2000, and September 30, 2000 (collectively, the "FINANCIAL STATEMENTS") have been prepared from, and are in accordance with, the books and records of Bellwether and its consolidated Subsidiaries, comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis (except as may be indicated in the notes thereto and subject, in the case of quarterly financial statements, to normal and recurring year-end adjustments) and fairly present, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Bellwether and its Subsidiaries as of the date thereof and the consolidated results of operations and cash flows (and changes in financial position, if any) of Bellwether and its Subsidiaries for the periods presented therein (subject to normal year-end adjustments and the absence of financial footnotes in the case of any unaudited interim financial statements).

     5.7 Absence of Undisclosed Liabilities. Except (a) as specifically disclosed in the Bellwether SEC Reports and (b) for liabilities and obligations incurred in the ordinary course of business and consistent with past practice since December 31, 1999, neither Bellwether nor any of its Subsidiaries has incurred any liabilities or obligations of any nature (contingent or otherwise) that would have a Bellwether Material Adverse Effect or would be required by GAAP to be reflected on a consolidated balance sheet of Bellwether and its Subsidiaries or the notes thereto which are not so reflected.

     5.8 Absence of Certain Changes. Except as contemplated by this Agreement, as set forth in Section 5.8 of the Bellwether Disclosure Schedule or as disclosed in the Bellwether SEC Reports filed prior to the date hereof, since December 31, 1999 (a) Bellwether and its Subsidiaries have conducted their business in all material respects in the ordinary course consistent with past practices, (b) there has not been any change or development, or combination of changes or developments that, individually or in the aggregate, would have a Bellwether Material Adverse Effect, (c) there has not been any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of Bellwether or any repurchase, redemption or other acquisition by Bellwether or any of its Subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, Bellwether or any of its Subsidiaries, (d) there has not been any amendment of any term of any outstanding security of Bellwether or any of its Subsidiaries, and (e) there has not been any change in any method of accounting or accounting practice by Bellwether or any of its Subsidiaries, except for any such change required because of a concurrent change in GAAP or to conform a Subsidiary's accounting policies and practices to those of Bellwether.

     5.9 Taxes. Except as otherwise disclosed in Section 5.9 of the Bellwether Disclosure Schedule and for matters that would have no adverse effect on
Bellwether:

          (a) Bellwether and each of its Subsidiaries have timely filed (or have had timely filed on their behalf) or will file or cause to be timely filed, all material Tax Returns required by applicable law to be filed by any

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     of them prior to or as of the Closing Date. All such Tax Returns and amendments thereto are or will be true, complete and correct in all material respects. All such Tax Returns accurately reflect the facts, assets, and operations of Bellwether and each of its Subsidiaries.

          (b) Bellwether and each of its Subsidiaries have paid (or have had paid on their behalf), or where payment is not yet due, have established (or have had established on their behalf and for their sole benefit and recourse), or will establish or cause to be established on or before the Closing Date, an adequate accrual for the payment of all material Taxes due with respect to any period ending prior to or as of the Closing Date.

          (c) No Audit by a Tax Authority is pending or threatened with respect to any Tax Returns filed by, or Taxes due from, Bellwether or any Subsidiary. No issue has been raised by any Tax Authority in any Audit of Bellwether or any of its Subsidiaries that if raised with respect to any other period not so audited could be expected to result in a material proposed deficiency for any period not so audited. No material deficiency or adjustment for any Taxes has been threatened, proposed, asserted or assessed against Bellwether or any of its Subsidiaries. There are no liens for Taxes upon the assets of Bellwether or any of its Subsidiaries, except liens for current Taxes not yet delinquent.

          (d) Neither Bellwether nor any of its Subsidiaries has given or been requested to give any waiver of statutes of limitations relating to the payment of Taxes or have executed powers of attorney with respect to Tax matters, which will be outstanding as of the Closing Date.

          (e) Prior to the date hereof, Bellwether and its Subsidiaries have disclosed, and provided or made available true and complete copies to Bargo of, all material Tax sharing, Tax indemnity, or similar agreements to which Bellwether or any of its Subsidiaries is a party to, is bound by, or has any obligation or liability for Taxes.

     5.10  Litigation.  Except as disclosed in the Bellwether SEC Reports or
Section 5.10 of the Bellwether Disclosure Schedule and for matters that would not have a Bellwether Material Adverse Effect, there is no suit, claim, action, proceeding or investigation pending or, to Bellwether's knowledge, threatened against or directly affecting Bellwether, any Subsidiaries of Bellwether or any of the directors or officers of Bellwether or any of its Subsidiaries in their capacity as such, nor is there any reasonable basis therefor that could reasonably be expected to have a Bellwether Material Adverse Effect, if adversely determined. Neither Bellwether nor any of its Subsidiaries, nor any officer, director or employee of Bellwether or any of its Subsidiaries, has been permanently or temporarily enjoined by any order, judgment or decree of any court or any other Governmental Authority from engaging in or continuing any conduct or practice in connection with the business, assets or properties of Bellwether or such Subsidiary nor, to the knowledge of Bellwether, is Bellwether, any Subsidiary or any officer, director or employee of Bellwether or its Subsidiaries under investigation by any Governmental Authority. Except as disclosed in the Bellwether SEC Reports or Section 5.10 of the Bellwether Disclosure Schedule, there is not in existence any order, judgment or decree of any court or other tribunal or other agency enjoining or requiring Bellwether or any of its Subsidiaries to take any action of any kind with respect to its business, assets or properties. Notwithstanding the foregoing, no representation or warranty in this Section 5.10 is made with respect to Environmental Laws, which are covered exclusively by the provisions set forth in Section 5.12.

     5.11  Employee Benefit Plans; ERISA.

          (a) Section 5.11(a) of the Bellwether Disclosure Schedule contains a true and complete list of the employee benefit plans or arrangements (written or oral) of any type (including plans described in Section 3(3) of ERISA), sponsored, maintained or contributed to by Bellwether or any trade or business, whether or not incorporated, which together with Bellwether would be deemed a "single employer" within the meaning of Section 414(b),
     (c) or (m) of the Code or Section 4001(b)(1) of ERISA (a "BELLWETHER ERISA AFFILIATE") within six years prior to the Effective Time ("BELLWETHER BENEFIT PLANS").

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

          (b) With respect to each Bellwether Benefit Plan: (i) if intended to qualify under Section 401(a) or 401(k) of the Code, such plan satisfies the requirements of such sections, has received a favorable determination letter from the Internal Revenue Service with respect to its qualification, and its related trust has been determined to be exempt from tax under
     Section 501(a) of the Code and, to the knowledge of Bellwether, nothing has occurred since the date of such letter to adversely affect such qualification or exemption; (ii) each such plan has been administered in substantial compliance with its terms and applicable law, except for any noncompliance with respect to any such plan that could not reasonably be expected to result in a Bellwether Material Adverse Effect; (iii) neither Bellwether nor any Bellwether ERISA Affiliate has engaged in, and Bellwether and each Bellwether ERISA Affiliate do not have any knowledge of any Person that has engaged in, any transaction or acted or failed to act in any manner that would subject Bellwether or any Bellwether ERISA Affiliate to any liability for a breach of fiduciary duty under ERISA that could reasonably be expected to result in a Bellwether Material Adverse Effect; (iv) no disputes are pending, or, to the knowledge of Bellwether or any Bellwether ERISA Affiliate, threatened; (v) neither Bellwether nor any Bellwether ERISA Affiliate has engaged in, and Bellwether and each Bellwether ERISA Affiliate do not have any knowledge of any Person that has engaged in, any transaction in violation of Section 406(a) or (b) of ERISA or Section 4975 of the Code for which no exemption exists under Section 408 of ERISA or Section 4975(c) of the Code or Section 4975(d) of the Code or that would result in a civil penalty being imposed under subsections (i) or
     (l) of Section 502 of ERISA, in either case that could reasonably be expected to result in a Bellwether Material Adverse Effect; (vi) there have been no "reportable events" within the meaning of Section 4043 of ERISA for which the 30 day notice requirement of ERISA has not been waived by the PBGC; (vii) all contributions due have been made on a timely basis (within, where applicable, the time limit established under Section 302 of ERISA or Code Section 412); (viii) no notice of intent to terminate such plan has been given under Section 4041 of ERISA and no proceeding has been instituted under Section 4042 of ERISA to terminate such plan; (ix) no Bellwether Benefit Plan is a plan covered by Title IV of ERISA or subject to the funding requirements of Code Section 412; (x) except to the extent required under ERISA Section 601 et seq. and Code Section 4980B, neither the Bellwether nor any Bellwether ERISA Affiliate provides health or welfare benefits for any retired or former employee or is obligated to provide health or welfare benefits to any active employee following such employee's retirement or other termination of service; (xi) no payment that is owed or may become due to any director, officer, employee, or agent of any Bellwether or Bellwether ERISA Affiliate will be non-deductible to the Bellwether or Bellwether ERISA Affiliate or subject to tax under Code
     Section 280G or Section 4999, nor will the Bellwether or any Bellwether ERISA Affiliate be required to "gross-up" or otherwise compensate any such person because of the imposition of any excise tax on a payment to such person; (xiii) the termination of any Bellwether Benefit Plan would not result in any material liability or further obligation on the part of the Bellwether or any Bellwether ERISA Affiliate; and (xiv) except as would not cause a Bellwether Material Adverse Effect, all reports and other documents required to be filed by any of the Bellwether Benefit Plans with any governmental agency or distributed to plan participants or beneficiaries (including notices required by the Consolidated Omnibus Reconciliation Act of 1986, actuarial reports, audits, or tax returns) have been timely filed or distributed. All contributions made or required to be made under any Bellwether Benefit Plan meet the requirements for deductibility under the Code, and all contributions which are required and which have not been made have been properly recorded on the books of Bellwether or a Bellwether ERISA Affiliate.

          (c) No Bellwether Benefit Plan is a "multi-employer plan" (as defined in Section 4001(a)(3) of ERISA) or a "multiple employer plan" (within the meaning of Section 413(c) of the Code). No event has occurred with respect to Bellwether or a Bellwether ERISA Affiliate in connection with which Bellwether could be subject to any liability, lien or encumbrance with respect to any Bellwether Benefit Plan or any employee benefit plan described in Section 3(3) of ERISA maintained, sponsored or contributed to by a Bellwether ERISA Affiliate under ERISA or the Code.

          (d) Except as set forth in Section 5.11(d) of the Bellwether Disclosure Schedule, no employees of Bellwether or any of its Subsidiaries are covered by any severance plan or similar arrangement.

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

     5.12 Environmental Liability. Except as set forth in Section 5.12 of the Bellwether Disclosure Schedule:

          (a) The businesses of Bellwether and its Subsidiaries have been and are operated in material compliance with all Environmental Laws.

          (b) Neither Bellwether nor any of its Subsidiaries has caused or allowed the generation, treatment, manufacture, processing, distribution, use, storage, discharge, release, disposal, transport or handling of any Hazardous Substances at any of its properties or facilities, except in material compliance with all Environmental Laws, and, to Bellwether's knowledge, no generation, manufacture, processing, distribution, use, treatment, handling, storage, discharge, release, disposal, transport or handling of any Hazardous Substances has occurred at any property or facility owned, leased or operated by Bellwether or any of its Subsidiaries except in material compliance with all Environmental Laws.

          (c) Neither Bellwether nor any of its Subsidiaries has received any written notice from any Governmental Authority or third party or, to the knowledge of Bellwether, any other communication alleging or concerning any material violation by Bellwether or any of its Subsidiaries of, or responsibility or liability of Bellwether or any of its Subsidiaries under, any Environmental Law (or as regards environmental conditions under the common law). There are no pending, or to the knowledge of Bellwether, threatened, claims, suits, actions, proceedings or investigations with respect to the businesses or operations of Bellwether or any of its Subsidiaries alleging or concerning any material violation of or responsibility or liability under any Environmental Law (or as regards environmental conditions under the common law) that, if adversely determined, could reasonably be expected to have a Bellwether Material Adverse Effect, nor does Bellwether have any knowledge of any fact or condition that could give rise to such a claim, suit, action, proceeding or investigation.

          (d) Bellwether and its Subsidiaries are in possession of all material approvals, permits, licenses, registrations and similar type authorizations from, and have filed all material notices and registrations with, all Governmental Authorities under all Environmental Laws with respect to the operation of the businesses of Bellwether and its Subsidiaries; there are no pending or, to the knowledge of Bellwether, threatened, actions, proceedings or investigations seeking to modify, revoke or deny renewal of any of such approvals, permits, licenses registrations and authorizations; and Bellwether does not have knowledge of any fact or condition that is reasonably likely to give rise to any action, proceeding or investigation to modify, revoke or deny renewal of any of such approvals, permits, licenses, registrations and authorizations.

          (e) Without in any way limiting the generality of the foregoing, (i) to the knowledge of Bellwether, all offsite locations where Bellwether or any of its Subsidiaries has transported, released, discharged, stored, disposed or arranged for the disposal of Hazardous Substances are authorized disposal sites as required by law, (ii) to Bellwether's knowledge, all underground storage tanks, and the operating status, capacity and contents of such tanks, located on any property currently or formerly owned, leased or operated by Bellwether or any of its Subsidiaries are identified in Section 5.12 of the Bellwether Disclosure Schedule and
     (iii) no PCBs or PCB-containing items are used or stored at any property owned, leased or operated by Bellwether or any of its Subsidiaries except in compliance with Environmental Laws.

          (f) There has been no discharge, release or disposal at any of the properties owned or operated by Bellwether, its Subsidiaries, or a predecessor in interest, or to the knowledge of Bellwether, at any disposal or treatment facility which received Hazardous Substances generated by Bellwether, its Subsidiaries, or any predecessor in interest which could reasonably be expected to result in liabilities that have a Bellwether Material Adverse Effect.

          (g) To Bellwether's knowledge, no pending claims have been asserted or threatened to be asserted against Bellwether or its Subsidiaries for any personal injury (including wrongful death) or property damage (real or personal) arising out of exposure to Hazardous Substances used, handled, generated, transported or disposed by Bellwether or its Subsidiaries at property currently or formerly owned or operated by Bellwether or its Subsidiaries, except as could not reasonably be expected to result in liabilities that have a Bellwether Material Adverse Effect.

     5.13 Compliance with Applicable Laws. Bellwether and each of its Subsidiaries hold all material approvals, licenses, permits, registrations and similar type authorizations necessary for the lawful conduct of its respective businesses, as now conducted, and such businesses are not being, and neither Bellwether nor any of its Subsidiaries has received any notice from any Person that any such business has been or is being conducted in violation of any law, ordinance or regulation, including any law, ordinance or regulation relating to occupational health and safety, except for possible violations which either individually or in the aggregate have not resulted and would not result in a Bellwether Material Adverse Effect; provided, however, notwithstanding the foregoing, no representation or warranty in this Section 5.13 is made with respect to Environmental Laws, which are covered exclusively by the provisions set forth in Section 5.12.

     5.14 Insurance. Section 5.14 of the Bellwether Disclosure Schedule lists each of the insurance policies relating to Bellwether or its Subsidiaries which are currently in effect. Bellwether has made available to Bargo a true, complete and correct copy of each such policy or the binder therefor. With respect to each such insurance policy or binder none of Bellwether, any of its Subsidiaries or any other party to the policy is in breach or default thereunder (including with respect to the payment of premiums or the giving of notices), and Bellwether does not know of any occurrence or any event which (with notice or the lapse of time or both) would constitute such a breach or default or permit termination, modification or acceleration under the policy, except for such breaches or defaults which, individually or in the aggregate, would not result in a Bellwether Material Adverse Effect. Section 5.14 of the Bellwether Disclosure Schedule describes any self-insurance arrangements affecting Bellwether or its Subsidiaries. The insurance policies listed in Section 5.14 of the Bellwether Disclosure Schedule include all policies which are required in connection with the operation of the businesses of Bellwether and its Subsidiaries as currently conducted by applicable laws and all agreements relating to Bellwether and its Subsidiaries.

     5.15  Labor Matters; Employees.

          (a) Except as set forth in Section 5.15(a) of the Bellwether Disclosure Schedule, (i) there is no labor strike, dispute, slowdown, work stoppage or lockout actually pending or, to the knowledge of Bellwether, threatened against or affecting Bellwether or any of its Subsidiaries and, during the past five years, there has not been any such action, (ii) none of Bellwether or any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Bellwether or any of its Subsidiaries, (iii) none of the employees of Bellwether or any of its Subsidiaries are represented by any labor organization and none of Bellwether or any of its Subsidiaries have any knowledge of any current union organizing activities among the employees of Bellwether or any of its Subsidiaries nor does any question concerning representation exist concerning such employees, (iv) Bellwether and its Subsidiaries have each at all times been in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, and are not engaged in any unfair labor practices as defined in the National Labor Relations Act or other applicable law, ordinance or regulation, (v) there is no unfair labor practice charge or complaint against any of Bellwether or any of its Subsidiaries pending or, to the knowledge of Bellwether, threatened before the National Labor Relations Board or any similar state or foreign agency, (vi) there is no grievance or arbitration proceeding arising out of any collective bargaining agreement or other grievance procedure relating to Bellwether or any of its Subsidiaries,
     (vii) neither the Occupational Safety and Health Administration nor any corresponding state agency has threatened to file any citation, and there are no pending citations, relating to Bellwether or any of its Subsidiaries, and (viii) there is no employee or governmental claim or investigation, including any charges to the Equal Employment Opportunity Commission or state employment practice agency, investigations regarding Fair Labor Standards Act compliance, audits by the Office of Federal Contractor Compliance Programs, sexual harassment complaints or demand letters or threatened claims.

          (b) Since the enactment of the WARN Act, none of Bellwether or any of its Subsidiaries has effectuated (i) a "plant closing" (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of any of Bellwether or any of its Subsidiaries, or (ii) a "mass layoff" (as defined in the WARN Act) affecting any site of employment or
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

     facility of Bellwether or any of its Subsidiaries, nor has Bellwether or any of its Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local law, in each case that could reasonably be expected to have a Bellwether Material Adverse Effect.

     5.16  Reserve Reports.

          (a) All information (including the statement of the percentage of reserves from the oil and gas wells and other interests evaluated therein to which Bellwether or its Subsidiaries are entitled and the percentage of the costs and expenses related to such wells or interests to be borne by Bellwether or its Subsidiaries) supplied to Ryder Scott Company Petroleum Engineers by or on behalf of Bellwether and its Subsidiaries that was material to such firm's estimates of proved oil and gas reserves attributable to the Oil and Gas Interests of Bellwether and its Subsidiaries in connection with the preparation of the proved oil and gas reserve reports concerning the Oil and Gas Interests of Bellwether and its Subsidiaries as of November 30, 2000 by such engineering firm (collectively, the "BELLWETHER RESERVE REPORT") was (at the time supplied or as modified or amended prior to the issuance of the Bellwether Reserve Report) true and correct in all material respects and Bellwether has no knowledge of any material errors in such information that existed at the time of such issuance. Except for changes (including changes in commodity prices) generally affecting the oil and gas industry, there has been no change in respect of the matters addressed in the Bellwether Reserve Report that would have a Bellwether Material Adverse Effect.

          (b) Set forth in Section 5.16(b) of the Bellwether Disclosure Schedule is a list of all material Oil and Gas Interests that were included in the Bellwether Reserve Report that have been disposed of prior to the date of this Agreement.

     5.17 Permits. Immediately prior to the Effective Time and except for Customary Post-Closing Consents, Bellwether or its Subsidiaries will hold all of the Permits required or necessary to construct, own, operate, use and/or maintain their respective properties and conduct their operations as currently conducted, except for such Permits, the lack of which, individually or in the aggregate, would not have a Bellwether Material Adverse Effect; provided, however, that notwithstanding the foregoing, no representation or warranty in this Section 5.17 is made with respect to Permits issued pursuant to Environmental Laws, which are covered exclusively by the provisions set forth in
Section 5.12.

     5.18  Material Contracts.

          (a) Set forth in Section 5.18(a) of the Bellwether Disclosure Schedule is a list of each contract, lease, indenture, agreement, arrangement or understanding to which Bellwether or any of its Subsidiaries is subject that is of a type that would be required to be included as an exhibit to a Form S1 Registration Statement pursuant to the rules and regulations of the SEC if such a registration statement was filed by Bellwether (the "BELLWETHER MATERIAL CONTRACTS").

          (b) Except as set forth in Section 5.18(a) or 5.18(b) of the Bellwether Disclosure Schedule, the Oil and Gas Interests of Bellwether and its Subsidiaries are not subject to (i) any instrument or agreement evidencing or related to indebtedness for borrowed money, whether directly or indirectly, or (ii) any agreement not entered into in the ordinary course of business in which the amount involved is in excess of $100,000. In addition, (A) all Bellwether Material Contracts are in full force and effect and are the valid and legally binding obligations of the parties thereto and are enforceable in accordance with their respective terms; (B) Bellwether is not in material breach or default with respect to, and to the knowledge of Bellwether, no other party to any Bellwether Material Contract is in material breach or default with respect to, its obligations thereunder, including with respect to payments or otherwise; (C) no party to any Bellwether Material Contract has given notice of any action to terminate, cancel, rescind or procure a judicial reformation thereof; and
     (D) no Bellwether Material Contract contains any provision that prevents Bellwether or any of its Subsidiaries from owning, managing and operating the Oil and Gas Interests of Bellwether and its Subsidiaries in accordance with historical practices.

          (c) As of the date of this Agreement, except as set forth in Section 5.18(c) of the Bellwether Disclosure Schedule, with respect to authorizations for expenditure executed on or after January 1, 2000, (i) there are no outstanding calls for payments in excess of $100,000 that are due or which Bellwether or its Subsidiaries are committed to make that have not been made; (ii) there are no material operations with respect to which Bellwether or its Subsidiaries have become a non-consenting party; and
     (iii) there are no commitments for the material expenditure of funds for drilling or other capital projects other than projects with respect to which the operator is not required under the applicable operating agreement to seek consent.

          (d) Except as set forth in Section 5.18(d) of the Bellwether Disclosure Schedule, (i) there are no provisions applicable to the Oil and Gas Interests of Bellwether and its Subsidiaries which increase the royalty percentage of the lessor thereunder; and (ii) none of the Oil and Gas Interests of Bellwether and its Subsidiaries are limited by terms fixed by a certain number of years (other than primary terms under oil and gas leases).

          (e) Neither Bellwether nor any of its Subsidiaries is a party to or bound by a non-competition agreement or any other agreement or obligation which purports to limit the manner in which, or the localities in which, the current business of Bellwether or its Subsidiaries, or Bargo or its Subsidiaries is conducted.

          (f) Section 5.18(f) of the Bellwether Disclosure Schedules lists each contract or other agreement purporting to require, preclude, or limit the ability of Bellwether or any of its Subsidiaries to register the issuance of debt or equity securities under the Securities Act.

     5.19 Required Stockholder Vote or Consent. The only vote of the holders of any class or series of Bellwether's capital stock that will be necessary to consummate the Merger is the adoption of this Agreement by the holders of a majority of the shares of Bellwether Common Stock (the "BELLWETHER STOCKHOLDERS' APPROVAL"). In addition, the only votes of the holders of any class or series of Bellwether that will be necessary to consummate the other transactions contemplated by this Agreement are (x) the approval of the Post Closing Amendment (as defined) by the holders of a majority of the outstanding shares of Bellwether Common Stock entitled to vote thereon, and (y) an amendment (the "BELLWETHER INCENTIVE PLAN AMENDMENTS") to Bellwether's 1996 Stock Option Plan to increase the number of shares authorized thereunder by 2,000,000 shares (the "BELLWETHER INCENTIVE PLAN") by holders of a majority of the shares of Bellwether Common Stock represented in person or by proxy and voting with respect thereto.

     5.20 Proxy/Information Statement/Prospectus; Registration Statement. None of the information to be supplied by Bellwether for inclusion in (a) the Proxy/Information Statement/Prospectus to be filed by Bargo and Bellwether with the SEC, and any amendments or supplements thereto, or (b) the Registration Statement to be filed by Bellwether with the SEC in connection with the Merger, and any amendments or supplements thereto, will, at the respective times such documents are filed, and, in the case of the Proxy/Information Statement/Prospectus, at the time the Proxy/Information Statement/Prospectus or any amendment or supplement thereto is first mailed to stockholders of Bargo and Bellwether, at the time such stockholders vote on approval and adoption of this Agreement and at the Effective Time, and, in the case of the Registration Statement, when it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be made therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

     5.21 Intellectual Property. Bellwether or its Subsidiaries own, or are licensed or otherwise have the right to use, all Intellectual Property currently used in the conduct of the business of Bellwether and its Subsidiaries, except where the failure to so own or otherwise have the right to use such Intellectual Property would not, individually or in the aggregate, have a Bellwether Material Adverse Effect. No Person has notified either Bellwether or any of its Subsidiaries that their use of the Intellectual Property infringes on the rights of any Person, subject to such claims and infringements as do not, individually or in the aggregate, give rise to any liability on the part of Bellwether and its Subsidiaries that could have a Bellwether Material Adverse Effect, and, to Bellwether's knowledge, no Person is infringing on any right of Bellwether or any of its Subsidiaries with respect to any such Intellectual Property. No claims are pending or, to Bellwether's knowledge, threatened that Bellwether or any of its Subsidiaries is infringing or otherwise adversely affecting the rights of any Person with regard to any Intellectual Property.

     5.22 Hedging. Section 5.22 of the Bellwether Disclosure Schedule sets forth for the periods shown, obligations of Bellwether and each of its Subsidiaries for the delivery of Hydrocarbons attributable to any of the properties of Bellwether or any of its Subsidiaries in the future on account of prepayment, advance payment, take-or-pay or similar obligations without then or thereafter being entitled to receive full value therefor. Except as set forth in
Section 5.22 of the Bellwether Disclosure Schedule, as of the date of this Agreement, neither Bellwether nor any of its Subsidiaries is bound by futures, hedge, swap, collar, put, call, floor, cap, option or other contracts that are intended to benefit from, relate to or reduce or eliminate the risk of fluctuations in the price of commodities, including Hydrocarbons or securities.

     5.23 Brokers. No broker, finder or investment banker (other than Johnson Rice & Company the fees and expenses of which will be paid by Bellwether) is entitled to any brokerage, finder's fee or other fee or commission payable by Bellwether or any of its Subsidiaries in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Bellwether or any of its Subsidiaries. True and correct copies of all agreements and engagement letters currently in effect with Johnson Rice & Company (the "BELLWETHER ENGAGEMENT LETTERS") have been provided to Bargo.

     5.24 Tax Matters. Neither Bellwether nor, to the knowledge of Bellwether, any of its affiliates has taken or agreed to take any action that would prevent the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code. Without limiting the generality of the foregoing:

          (a) In connection with the Merger, none of Bargo Common Stock or Bargo B Preferred Stock will be acquired by Bellwether or a Person related (as defined in Treas. Reg. Section 1.3681(e)(3)) to Bellwether for consideration other than Bellwether Common Stock, except for the Cash Consideration, the Preferred Stock Merger Consideration or any cash received in lieu of fractional share interests in Bellwether Common Stock pursuant to Section 3.4.

          (b) Following the Merger, the Surviving Corporation will continue the historic business of Bargo or use a significant portion of its assets in a business, within the meaning of Treas. Reg. Section 1.3681(d).

          (c) There is no intercorporate indebtedness existing between Bargo and Bellwether that was issued, acquired, or will be settled at a discount.

          (d) Bellwether will pay its own expenses incurred in connection with or as part of the Merger or related transactions. Bellwether has not paid and will not pay, directly or indirectly, any expenses (including transfer taxes) incurred by any holder of Bargo Common Stock or Bargo B Preferred Stock in connection with or as part of the Merger or any related transactions. Bellwether has not agreed to assume, nor will it directly or indirectly assume, any expense or other liability, whether fixed or contingent, of any holder of Bargo Common Stock or Bargo B Preferred Stock.

          (e) Bellwether is not an "investment company" within the meaning of
     Section 368(a)(2)(F) of the Code.

          (f) Bellwether has no plan or intention to sell or otherwise dispose of any of the assets of Bargo except for dispositions made in the ordinary course of business or transfers or successive transfers to one or more corporations controlled (within the meaning of Section 368(c) of the Code) in each case by the transferor corporation, or to reacquire any of the Bellwether Common Stock or Bellwether Preferred Stock issued in the Merger.

     5.25 Fairness Opinion. The Board of Directors of Bellwether has received a written opinion from Johnson Rice & Company, L.L.C. to the effect that, as of the date of such opinion, the Exchange Ratio, the Cash Consideration and the Preferred Stock Merger Consideration is fair to the holders of Bellwether Common Stock from a financial point of view. A true and complete copy of such opinion has been given to Bargo.

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

     5.26 Takeover Laws. Bellwether and the Board of Directors of Bellwether have each taken all action required to be taken by it to exempt this Agreement, and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any "moratorium," "control share," "fair price," "affiliate transaction," "business combination," or other antitakeover laws and regulations of any state, including the State of Delaware, and including Section 203 of the DGCL.

                                   ARTICLE VI

                     CONDUCT OF BUSINESS PENDING THE MERGER

     6.1 Conduct of Business by Bargo Pending the Merger. From the date hereof until the Effective Time, unless Bellwether shall otherwise agree in writing, or except as set forth in the Bargo Disclosure Schedule or as otherwise contemplated by this Agreement, Bargo shall conduct, and shall cause each of its Subsidiaries to conduct its business in the ordinary course consistent with past practice and shall use and shall cause each of its Subsidiaries to use, all reasonable efforts to preserve intact their business organizations and relationships with third parties and to keep available the services of its present officers and key employees, subject to the terms of this Agreement. Except as set forth in the Bargo Disclosure Schedule or as otherwise provided in this Agreement, and without limiting the generality of the foregoing, from the date hereof until the Effective Time, without the written consent of Bellwether, which consent shall not be unreasonably withheld:

          (a) Neither Bargo nor its Subsidiaries will adopt or propose any change to its articles of incorporation or bylaws (or similar organizational documents);

          (b) Bargo will not, and will not permit any of its Subsidiaries to (i) declare, set aside or pay any dividend or other distribution with respect to any shares of capital stock of Bargo or its Subsidiaries (except for cumulated dividends on the Bargo B Preferred Stock and intercompany dividends from direct or indirect wholly owned subsidiaries) or (ii) except for the possible redemption of the Bargo B Preferred Stock outstanding on the date hereof and the related "clawback" of shares of Bargo Common Stock in connection therewith, repurchase, redeem or otherwise acquire any outstanding shares of capital stock or other securities of, or other ownership interests in, Bargo or any of its Subsidiaries, other than intercompany acquisitions of stock;

          (c) Bargo will not, and will not permit any of its Subsidiaries to, merge or consolidate with any other Person or acquire assets of any other Person for aggregate consideration in excess of $500,000, or enter a new line of business or commence business operations in any country in which Bargo is not operating as of the date of this Agreement;

          (d) Except as set forth in Section 6.1(d) of the Bargo Disclosure Schedule, Bargo will not, and will not permit any of its Subsidiaries to, sell, lease, license or otherwise surrender, relinquish or dispose of any assets or properties (other than among Bargo and its direct and indirect wholly owned Subsidiaries) with an aggregate fair market value exceeding $500,000 (other than sales of Hydrocarbons in the ordinary course of business);

          (e) Bargo will not settle any material Audit, make or change any material Tax election or file any material amended Tax Return; Bellwether acknowledges that Bargo may make an extraordinary payment of Taxes (the liability for which has been properly accrued on the Bargo financial statements);

          (f) Except as otherwise permitted by this Agreement, Bargo will not issue any securities (whether through the issuance or granting of options, warrants, rights or otherwise and except pursuant to existing obligations disclosed in the Bargo SEC Reports or the Bargo Disclosure Schedule), enter into any amendment of any term of any outstanding security of Bargo or of any of its Subsidiaries, incur any indebtedness except trade debt in the ordinary course of business and debt pursuant to existing credit facilities or arrangements (except as set forth in Section 6.1(f) of the Bargo Disclosure Schedule), fail to make any required contribution to any Bargo Benefit Plan, increase compensation, bonus (except as set forth in Section 6.1(f) of the Bargo Disclosure Schedule) or other benefits payable to, or modify, adopt or amend any employment agreements or severance agreements with, any executive officer or former employee

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

     or enter into any settlement or consent with respect to any pending litigation other than settlements in the ordinary course of business;

          (g) Bargo will not change any method of accounting or accounting practice by Bargo or any of its Subsidiaries, except for any such change required by GAAP;

          (h) Bargo will not take any action that would give rise to a claim under the WARN Act or any similar state law or regulation because of a "plant closing" or "mass layoff" (each as defined in the WARN Act);

          (i) Bargo will not amend or otherwise change the terms of the Bargo Engagement Letters, except to the extent that any such amendment or change would result in terms more favorable to Bargo;

          (j) Except as set forth in Section 6.1(j) of the Bargo Disclosure Schedule, neither Bargo nor any of its Subsidiaries will become bound or obligated to participate in any operation, or consent to participate in any operation, with respect to any Oil and Gas Interest that constitutes a capital cost in each case in excess of $1,000,000 unless the operation is a currently existing obligation of Bargo or any of its Subsidiaries or necessary to extend, preserve or maintain an Oil and Gas Interest;

          (k) Neither Bargo nor any of its Subsidiaries will (i) enter into any futures, hedge, swap, collar, put, call, floor, cap, option or other contracts that are intended to benefit from or reduce or eliminate the risk of fluctuations in the price of commodities, including Hydrocarbons, or securities, other than in the ordinary course of business in accordance with Bargo's current policies or (ii) enter into any fixed price commodity sales agreements with a duration of more than three months;

          (l) Bargo will not, and will not permit any of its Subsidiaries to (i) take, or agree or commit to take, any action that would make any representation and warranty of Bargo hereunder inaccurate in any respect at, or as of any time prior to, the Effective Time or (ii) omit, or agree or commit to omit, to take any action necessary to prevent any such representation or warranty from being inaccurate in any respect at any such time;

          (m) Neither Bargo nor any of its Subsidiaries shall (i) adopt, amend (other than amendments that reduce the amounts payable by Bargo or any Subsidiary, or amendments required by law to preserve the qualified status of a Bargo Benefit Plan) or assume an obligation to contribute to any employee benefit plan or arrangement of any type or collective bargaining agreement or enter into any employment, severance or similar contract with any Person (including contracts with management of Bargo or any Subsidiaries that might require that payments be made upon consummation of the transactions contemplated hereby) or amend any such existing contracts to increase any amounts payable thereunder or benefits provided thereunder,
     (ii) engage in any transaction (either acting alone or in conjunction with any Bargo Benefit Plan or trust created thereunder) in connection with which Bargo or any Subsidiary could be subjected (directly or indirectly) to either a civil penalty assessed pursuant to subsections (c), (i) or (l) of Section 502 of ERISA or a tax imposed pursuant to Chapter 43 of Subtitle D of the Code, (iii) terminate any Bargo Benefit Plan in a manner, or take any other action with respect to any Bargo Benefit Plan, that could result in the liability of Bargo or any Subsidiary to any person, (iv) take any action that could adversely affect the qualification of any Bargo Benefit Plan or its compliance with the applicable requirements of ERISA, (v) fail to make full payment when due of all amounts which, under the provisions of any Bargo Benefit Plan, any agreement relating thereto or applicable law, Bargo or any Subsidiary are required to pay as contributions thereto or
     (vi) fail to file, on a timely basis, all reports and forms required by federal regulations with respect to any Bargo Benefit Plan;

          (n) Neither Bargo nor any of its Subsidiaries will enter into any commitment or agreement to license or purchase seismic data that will cost in excess of $250,000, other than pursuant to agreements or commitments existing on the date of this Agreement; and

          (o) Bargo will not, and will not permit any of its Subsidiaries to, agree or commit to do any of the foregoing.

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

     6.2 Conduct of Business by Bellwether Pending the Merger. From the date hereof until the Effective Time, unless Bargo shall otherwise agree in writing, or except as set forth in the Bellwether Disclosure Schedule or as otherwise contemplated by this Agreement, Bellwether shall conduct, and shall cause each of its Subsidiaries to conduct, its business in the ordinary course consistent with past practice and shall use, and shall cause each of its Subsidiaries to use, all reasonable efforts to preserve intact its business organizations and relationships with third parties and to keep available the services of its present officers and key employees, subject to the terms of this Agreement. Except as set forth in the Bellwether Disclosure Schedule or as otherwise provided in this Agreement, and without limiting the generality of the foregoing, from the date hereof until the Effective Time, without the written consent of Bargo, which consent shall not be unreasonably withheld:

          (a) Neither Bellwether nor its Subsidiaries will adopt or propose any change to its certificate of incorporation or bylaws (or similar organizational documents);

          (b) Bellwether will not, and will not permit any of its Subsidiaries to (i) declare, set aside or pay any dividend or other distribution with respect to any shares of capital stock of Bellwether or its Subsidiaries (except for intercompany dividends from direct or indirect wholly owned Subsidiaries) or (ii) repurchase, redeem or otherwise acquire any outstanding shares of capital stock or other securities of, or other ownership interests in, Bellwether or any of its Subsidiaries, other than intercompany acquisitions of stock;

          (c) Except as set forth in Section 6.2(c) of the Bellwether Disclosure Schedule, Bellwether will not, and will not permit any of its Subsidiaries to, merge or consolidate with any other Person or acquire assets of any other Person for aggregate consideration in excess of $500,000, or enter a new line of business or commence business operations in any country in which Bellwether is not operating as of the date of this Agreement;

          (d) Except as set forth in Section 6.2(d) of the Bellwether Disclosure Schedule, Bellwether will not and will not permit any of its Subsidiaries to, sell, lease, license or otherwise surrender, relinquish or dispose of any assets or properties (other than among Bellwether and its direct and indirect wholly owned Subsidiaries) with an aggregate fair market value exceeding $500,000 (other than sales of Hydrocarbons in the ordinary course of business);

          (e) Bellwether will not settle any material Audit, make or change any material Tax election or file any material amended Tax Return;

          (f) Except as otherwise permitted by this Agreement, Bellwether will not issue any securities (whether through the issuance or granting of options, warrants, rights or otherwise and except pursuant to existing obligations disclosed in the Bellwether SEC Reports or the Bellwether Disclosure Schedule), enter into any amendment of any term of any outstanding security of Bellwether or of any of its Subsidiaries, incur any indebtedness except trade debt in the ordinary course of business and debt pursuant to existing credit facilities or arrangements, fail to make any required contribution to any Bellwether Benefit Plan, increase compensation, bonus (except as set forth in Section 6.2(f) of the Bellwether Disclosure Schedule) or other benefits payable to, or modify, adopt or amend any employment agreements or severance agreements with, any executive officer or former employee or enter into any settlement or consent with respect to any pending litigation other than settlements in the ordinary course of business;

          (g) Bellwether will not change any method of accounting or accounting practice by Bellwether or any of its Subsidiaries, except for any such change required by GAAP;

          (h) Bellwether will not take any action that would give rise to a claim under the WARN Act or any similar state law or regulation because of a "plant closing" or "mass layoff" (each as defined in the WARN Act);

          (i) Bellwether will not amend or otherwise change the terms of the Bellwether Engagement Letters, except to the extent that any such amendment or change would result in terms more favorable to Bellwether;

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

          (j) Neither Bellwether nor any of its Subsidiaries will become bound or obligated to participate in any operation, or consent to participate in any operation, with respect to any Oil and Gas Interest that constitutes a capital cost in each case in excess of $1,000,000 unless the operation is a currently existing obligation of Bellwether or any of its Subsidiaries or necessary to extend, preserve or maintain an Oil and Gas Interest;

          (k) Neither Bellwether nor any of its Subsidiaries will (i) enter into any futures, hedge, swap, collar, put, call, floor, cap, option or other contracts that are intended to benefit from or reduce or eliminate the risk of fluctuations in the price of commodities, including Hydrocarbons or securities, other than in the ordinary course of business in accordance with Bellwether's current policies or (ii) enter into any fixed price commodity sales agreements with a duration of more than three months;

          (l) Bellwether will not, and will not permit any of its Subsidiaries to (i) take, or agree or commit to take, any action that would make any representation and warranty of Bellwether hereunder inaccurate in any respect at, or as of any time prior to, the Effective Time or (ii) omit, or agree or commit to omit, to take any action necessary to prevent any such representation or warranty from being inaccurate in any respect at any such time;

          (m) Neither Bellwether nor any of its Subsidiaries shall (i) adopt, amend (other than amendments that reduce the amounts payable by Bellwether or any Subsidiary, or amendments required by law to preserve the qualified status of a Bellwether Benefit Plan) or assume an obligation to contribute to any employee benefit plan or arrangement of any type or collective bargaining agreement or enter into any employment, severance or similar contract with any Person (including contracts with management of Bellwether or any Subsidiaries that might require that payments be made upon consummation of the transactions contemplated hereby) or amend any such existing contracts to increase any amounts payable thereunder or benefits provided thereunder, (ii) engage in any transaction (either acting alone or in conjunction with any Bellwether Benefit Plan or trust created thereunder) in connection with which Bellwether or any Subsidiary could be subjected (directly or indirectly) to either a civil penalty assessed pursuant to subsections (c), (i) or (l) of Section 502 of ERISA or a tax imposed pursuant to Chapter 43 of Subtitle D of the Code, (iii) terminate any Bellwether Benefit Plan in a manner, or take any other action with respect to any Bellwether Benefit Plan, that could result in the liability of Bellwether or any Subsidiary to any person, (iv) take any action that could adversely affect the qualification of any Bellwether Benefit Plan or its compliance with the applicable requirements of ERISA, (v) fail to make full payment when due of all amounts which, under the provisions of any Bellwether Benefit Plan, any agreement relating thereto or applicable law, Bellwether or any Subsidiary are required to pay as contributions thereto or (vi) fail to file, on a timely basis, all reports and forms required by federal regulations with respect to any Bellwether Benefit Plan;

          (n) Neither Bellwether nor any of its Subsidiaries will enter into any commitment or agreement to license or purchase seismic data that will cost in excess of $250,000, other than pursuant to agreements or commitments existing on the date of this Agreement; and

          (o) Bellwether will not, and will not permit any of its Subsidiaries to, agree or commit to do any of the foregoing.

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

                                  ARTICLE VII

                             ADDITIONAL AGREEMENTS

     7.1 Access and Information. The parties shall each afford to the other and to the other's financial advisors, legal counsel, accountants, consultants, financing sources, and other authorized representatives access during normal business hours throughout the period prior to the Effective Time to all of its books, records, properties, contracts, leases, plants and personnel and, during such period, each shall furnish promptly to the other (a) a copy of each report, schedule and other document filed or received by it pursuant to the requirements of federal or state securities laws, and (b) all other information as such other party reasonably may request, provided that no investigation pursuant to this
Section 7.1 shall affect any representations or warranties made herein or the conditions to the obligations of the respective parties to consummate the Merger. Each party shall hold in confidence all nonpublic information until such time as such information is otherwise publicly available and, if this Agreement is terminated, each party will deliver to the other all documents, work papers and other materials (including copies) obtained by such party or on its behalf from the other party as a result of this Agreement or in connection herewith, whether so obtained before or after the execution hereof. Notwithstanding the foregoing, the Confidentiality Agreement dated February 3, 2000 between Bellwether and Bargo (the "CONFIDENTIALITY AGREEMENT") shall survive the execution and delivery of this Agreement.

     7.2  Acquisition Proposals.

          (a) From the date of this Agreement until the termination hereof, Bellwether and its Subsidiaries will not, and will cause their respective officers, directors, employees or other agents not to, directly or indirectly, (i) take any action to solicit, initiate or encourage any Bellwether Acquisition Proposal (as hereinafter defined) or (ii) engage in negotiations with, or disclose any nonpublic information relating to Bellwether or its Subsidiaries, respectively, or afford access to their respective properties, books or records to any Person that may be considering making, or has made, a Bellwether Acquisition Proposal. Nothing contained in this Section 7.2(a) shall prohibit Bellwether and its Board of Directors from (i) taking and disclosing a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated by the SEC under the Exchange Act, or (ii) furnishing information, including nonpublic information to, or entering into negotiations with, any Person that has indicated its willingness to make an unsolicited bona fide Bellwether Acquisition Proposal if, and only to the extent that, (A) such unsolicited bona fide proposal relating to a Bellwether Acquisition Proposal is made by a third party that the Board of Directors of Bellwether determines in good faith has the good faith intent to proceed with negotiations to consider, and financial capability to consummate, such Bellwether Acquisition Proposal, (B) the Board of Directors of Bellwether, after consulting with outside legal counsel to Bellwether, determines in good faith that such action is required for the Board of Directors of Bellwether to comply with its fiduciary duties imposed by applicable law, (C) contemporaneously with furnishing such information to, or entering into discussions or negotiations with, such Person Bellwether provides written notice to Bargo to the effect that it is furnishing information to, or entering into discussions or negotiations with, such Person and (D) Bellwether uses all reasonable efforts to keep Bargo informed in all material respects of the status and terms of any such negotiations or discussions (including the identity of the Person with whom such negotiations or discussions are being held) and provides Bargo copies of such written proposals and any amendments or revisions thereto or correspondence related thereto; provided, that Bargo agrees to execute a confidentiality agreement, in form reasonably acceptable to it, with respect to any such information delivered to Bargo pursuant to this clause
     (D), which confidentiality agreement shall be subject to Bargo's disclosure obligations arising under applicable law or securities exchange regulations. The term "BELLWETHER ACQUISITION PROPOSAL" means any offer or proposal for, or any indication of interest in, a merger or other business combination directly or indirectly involving Bellwether or any Bellwether Subsidiary or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, any such party, other than the transactions contemplated by this Agreement.

          (b) From the date of this Agreement until the termination hereof, Bargo and its Subsidiaries will not, and will cause their respective officers, directors, employees or other agents not to, directly or indirectly,

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

     (i) take any action to solicit, initiate or encourage any Bargo Acquisition Proposal (as hereinafter defined) or (ii) engage in negotiations with, or disclose any nonpublic information relating to Bargo or its Subsidiaries, respectively, or afford access to their respective properties, books or records to any Person that may be considering making, or has made, a Bargo Acquisition Proposal. Nothing contained in this Section 7.2(b) shall prohibit Bargo and its Board of Directors from (i) taking and disclosing a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated by the SEC under the Exchange Act, or (ii) furnishing information, including nonpublic information to, or entering into negotiations with, any Person that has indicated its willingness to make an unsolicited bona fide Bargo Acquisition Proposal if, and only to the extent that, (A) such unsolicited bona fide proposal relating to a Bargo Acquisition Proposal is made by a third party that the Board of Directors of Bargo determines in good faith has the good faith intent to proceed with negotiations to consider, and financial capability to consummate, such Bargo Acquisition Proposal, (B) the Board of Directors of Bargo, after duly consulting with outside legal counsel to Bargo, determines in good faith that such action is required for the Board of Directors of Bargo to comply with its fiduciary duties imposed by applicable law, (C) contemporaneously with furnishing such information to, or entering into discussions or negotiations with, such Person Bargo provides written notice to Bellwether to the effect that it is furnishing information to, or entering into discussions or negotiations with, such Person and (D) Bargo uses all reasonable efforts to keep Bellwether informed in all material respects of the status and terms of any such negotiations or discussions (including the identity of the Person with whom such negotiations or discussions are being held) and provides Bellwether copies of such written proposals and any amendments or revisions thereto or correspondence related thereto; provided, that Bellwether agrees to execute a confidentiality agreement, in form reasonably acceptable to it, with respect to any such information delivered to Bellwether pursuant to this clause (D), which confidentiality agreement shall be subject to Bellwether's disclosure obligations arising under applicable law or securities exchange regulations. The term "BARGO ACQUISITION PROPOSAL" means any offer or proposal for, or any indication of interest in, a merger or other business combination directly or indirectly involving Bargo or any Bargo Subsidiary or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, any such party, other than the transactions contemplated by this Agreement.

     7.3  Directors' and Officers' Indemnification and Insurance.

          (a) For six years after the Effective Time, Bellwether shall indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer or director of Bargo and its Subsidiaries or an employee of Bargo or any of its Subsidiaries who acts as a fiduciary under any of the Bargo Benefit Plans (each an "INDEMNIFIED PARTY") against all losses, claims, damages, liabilities, fees and expenses (including reasonable fees and disbursements of counsel and experts and judgments, fines, losses, claims, liabilities and amounts paid in settlement (provided that any such settlement is effected with the prior written consent of Bellwether, which will not be unreasonably withheld)) arising in whole or in part out of actions or omissions in their capacity as such occurring at or prior to the Effective Time to the full extent permitted under Delaware law or Bellwether's certificate of incorporation and bylaws and Bargo's written indemnification agreements in effect at the date hereof, including provisions therein relating to the advancement of expenses incurred in the defense of any action or suit; provided, that if any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims; and provided, further, that any determination required to be made with respect to whether an Indemnified Party's conduct complies with the standards set forth under Delaware law, Bellwether's certificate of incorporation or bylaws or such agreements, as the case may be, shall be made by independent counsel mutually acceptable to Bellwether and the Indemnified Party; and provided, further, that nothing herein shall impair any rights or obligations of any Indemnified Party. If any claim or claims are brought against any Indemnified Party (whether arising before or after the Effective Time), such Indemnified Party may select counsel for the defense of such claim, which counsel shall be reasonably acceptable to Bargo (if selected prior to the Effective Time) and Bellwether (if selected after the Effective Time).

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

          (b) Bellwether shall maintain Bargo's existing officers' and directors' liability insurance policy ("D&O INSURANCE") for a period of not less than six years after the Effective Time, but only to the extent related to actions or omissions prior to the Effective Time; provided, that Bellwether may substitute therefor policies of substantially similar coverage and amounts containing terms no less advantageous to such former directors or officers; provided further, that the aggregate amount of premiums to be paid with respect to the maintenance of such D&O Insurance for such six year period shall not exceed $50,000.

     7.4 Further Assurances. Each party hereto agrees to use all reasonable efforts to obtain all consents and approvals and to do all other things necessary for the consummation of the transactions contemplated by this Agreement. The parties agree to take such further action to deliver or cause to be delivered to each other at the Closing and at such other times thereafter as shall be reasonably agreed by such additional agreements or instruments as any of them may reasonably request for the purpose of carrying out this Agreement and agreements and transactions contemplated hereby and thereby. The parties shall afford each other access to all information, documents, records and personnel who may be necessary for any party to comply with laws or regulations (including the filing and payment of taxes and handling tax audits), to fulfill its obligations with respect to indemnification hereunder or to defend itself against suits or claims of others. Bellwether and Bargo shall duly preserve all files, records or any similar items of Bellwether or Bargo received or obtained as a result of the Merger with the same care and for the same period of time as it would preserve its own similar assets.

     7.5  Expenses.

          (a) Except as provided in paragraphs (c) and (d), all Expenses (as defined below) incurred by the parties hereto shall be borne solely and entirely by the party that has incurred such Expenses; provided, however, that if this Agreement is terminated for any reason, then the allocable share of Bellwether and Bargo for all Expenses (including any fees and expenses of accountants, experts, and consultants, but excluding the fees and expenses of legal counsel and investment bankers) related to preparing, printing, filing and mailing the Registration Statement, the Proxy/Information Statement/Prospectus and all SEC and other regulatory filing fees incurred in connection with the Registration Statement, Proxy/Information Statement/Prospectus, shall be allocated one-half each.

          (b) "EXPENSES" as used in this Agreement shall include all reasonable out-of-pocket expenses (including all reasonable fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Registration Statement, the Proxy/Information Statement/ Prospectus, the solicitation of stockholder approvals, and all other matters related to the consummation of the transactions contemplated hereby.

          (c) Bargo agrees that, if (i) Bellwether terminates this Agreement pursuant to Section 10.1(g) or (ii) Bargo or Bellwether terminates this Agreement pursuant to Section 10.1(h) or (iii) Bellwether terminates this Agreement pursuant to Section 10.1(d) or Bellwether terminates this Agreement pursuant to Section 10.1(b) at a time that a Bargo Breach (as defined in Section 10.1(d)) exists and in each case described in clauses
     (i) and (iii) within twelve months after the termination of this Agreement
     (A) a transaction is consummated, which transaction, if offered or proposed, would constitute a Bargo Acquisition Proposal, (B) a definitive agreement (the execution and delivery of which has been authorized by the boards of directors, or comparable bodies) that would if consummated constitute a Bargo Acquisition Proposal is entered into or (C) (X) any person shall have acquired beneficial ownership or the right to acquire beneficial ownership of, or any "group" (as such term is defined under
     Section 13(d) of the Exchange Act and the rules and regulations promulgated hereunder), shall have been formed that beneficially owns, or has the right to acquire beneficial ownership of, outstanding shares of capital stock of Bargo then representing 50% or more of the combined power to vote generally for the election of directors and (Y) the Board of Directors of Bargo has taken any action for the benefit of such person, that facilitates the acquisition by such person or group of such beneficial ownership, then upon the first to occur of any of (1) clauses (i) or (iii) above and any of clauses (A) - (C) above or (2) clause (ii) above, Bargo shall pay to Bellwether a Termination Fee of $7.5 million, plus the reasonably documented Expenses of Bellwether
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

     up to $750,000. In no event shall any such Termination Fee be payable if the Bellwether Board of Directors withdraws, modifies or changes its recommendation of this Agreement or the Merger or the stockholders of Bellwether fail to give the Bellwether Stockholders' Approval when the proposals contemplated thereby are properly submitted to a vote at the Bellwether Special Meeting or any postponement or adjournment thereof.

          (d) Bellwether agrees that, if (i) Bargo terminates this Agreement pursuant to Section 10.1(i), (ii) Bellwether or Bargo terminates this Agreement pursuant to Section 10.1(j) or (iii) Bargo terminates this Agreement pursuant to Section 10.1(c) or Bargo terminates this Agreement pursuant to Section 10.1(b) at a time that a Bellwether Breach (as defined in Section 10.1(c)) exists and in each case described in clauses (i) and
     (iii) within twelve months after the termination of this Agreement (A) a transaction is consummated, which transaction, if offered or proposed, would constitute a Bellwether Acquisition Proposal, (B) a definitive agreement (the execution and delivery of which has been authorized by the boards of directors, or comparable bodies) that would if consummated constitute a Bellwether Acquisition Proposal is entered into or (C) (X) any person shall have acquired beneficial ownership or the right to acquire beneficial ownership of, or any "group" (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated hereunder), shall have been formed that beneficially owns, or has the right to acquire beneficial ownership of, outstanding shares of capital stock of Bellwether then representing 50% or more of the combined power to vote generally for the election of directors and (Y) the Board of Directors of Bellwether has taken any action, including the redemption of the Rights under the Bellwether Rights Plan, or the amendment, termination or similar action with respect to the Bellwether Rights Plan, for the benefit of such person, that facilitates the acquisition by such person or group of such beneficial ownership, then upon the first to occur of any of (1) clauses
     (i) or (iii) above and any of clauses (A) - (C) above or (2) clause (ii) above, Bellwether shall pay to Bargo a Termination Fee of $7.5 million, plus the reasonably documented Expenses of Bargo up to $750,000. In no event shall any such Termination Fee be payable if the Bargo Board of Directors withdraws, modifies or changes its recommendation of this Agreement or the Merger or the stockholders of Bargo fail to give the Bargo Shareholders' Approval when the proposals contemplated thereby are properly submitted for consent under the Bargo Consent or for a vote at any meeting of shareholders or any postponement or adjournment thereof.

          (e) Bellwether agrees that if it terminates this Agreement pursuant to
     Section 10.1(l), except as contemplated thereby Bellwether shall pay to Bargo a fee of $5,000,000.

     7.6 Cooperation. Subject to compliance with applicable law, from the date hereof until the Effective Time, each of the parties hereto shall confer on a regular and frequent basis with one or more representatives of the other parties to report operational matters of materiality and the general status of ongoing operations and shall promptly provide the other party or its counsel with copies of all filings made by such party with any Governmental Authority in connection with this Agreement and the transactions contemplated hereby.

     7.7 Publicity. Neither Bargo, Bellwether nor any of their respective affiliates shall issue or cause the publication of any press release or other announcement with respect to the Merger, this Agreement or the other transactions contemplated hereby without the prior consultation of the other party, except as may be required by law or by any listing agreement with a national securities exchange and will use reasonable efforts to provide copies of such release or other announcement to the other party hereto, and give due consideration to such comments as such other party may have, prior to such release.

     7.8 Additional Actions. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, or to remove any injunctions or other impediments or delays, to consummate and make effective the Merger and the other transactions contemplated by this Agreement, subject, however, to the appropriate vote of stockholders of Bargo and Bellwether required so to vote.

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

     7.9 Filings. Each party hereto shall make all filings required to be made by such party in connection herewith or desirable to achieve the purposes contemplated hereby, and shall cooperate as needed with respect to any such filing by any other party hereto.

     7.10 Consents. Each of Bellwether and Bargo shall use all reasonable efforts to obtain all consents necessary or advisable in connection with its obligations hereunder.

     7.11 Employee Matters; Benefit Plans. Bellwether and Bargo will evaluate their personnel needs and consider continuing the employment of certain employees of Bellwether, Bargo and its Subsidiaries on a case-by-case basis. Prior to the Effective Time, Bellwether shall cause each Bellwether stock option plan to be amended to provide that the transaction contemplated by this Agreement shall constitute an event causing the acceleration of vesting of all stock options thereunder. The parties acknowledge and agree that, except as contemplated by the preceding sentence, the transaction contemplated hereby is not a change of control for the purposes of any of Bellwether's or its Subsidiaries' contracts or other agreements. Prior to the Effective Time, Bargo shall cause (a) each Bargo stock option plan to be amended such that the transaction contemplated by this Agreement shall constitute an event causing the acceleration of vesting of all stock options thereunder, (b) each Bargo Benefit Plan that is an employee pension benefit plan within the meaning of Section 3(2) of ERISA to be amended to provide that all participants shall have a 100% vested and nonforfeitable interest in their accrued benefits thereunder as of the Effective Time, and (c) the employment or severance agreements with the individuals listed on Section 7.11 of the Bargo Disclosure Schedule to be treated as follows: (x) those that are identified as being amended, to be amended such that the consummation of the transaction contemplated by this Agreement shall constitute a change of control for purposes thereunder and that such change of control in itself shall trigger the requirement to make all payments related to a change of control thereunder notwithstanding the current existence of additional conditions in such agreements to such payments, and (y) those identified to continue outstanding shall continue to do so (Bellwether hereby acknowledges that the Merger constitutes a "change of control" for such agreements). After the Effective Time, Bellwether will initially provide to any employees of Bargo and its Subsidiaries who are employed by Bellwether as of the Effective Time (the "RETAINED EMPLOYEES") the same or better base salary or wages provided to such employees prior to the Effective Time, subject to such changes in base salary or wages as shall be determined by Bellwether after the Effective Time. Bellwether shall take all actions necessary or appropriate to permit the Retained Employees to continue to participate from and after the Effective Time in the employee benefit plans or arrangements in which such Retained Employees were participating immediately prior to the Effective Time. Notwithstanding the foregoing, Bellwether may permit any such employee benefit plan or arrangement to be terminated or discontinued on or after the Effective Time, provided that Bellwether shall (a) take all actions necessary or appropriate to permit the Retained Employees participating in such employee benefit plan or arrangement to immediately thereafter participate in employee benefit plans or arrangements (the "REPLACEMENT PLANS") providing the same or better benefits than those previously maintained by Bargo with respect to the Retained Employees prior to the Merger, (b) with respect to a Replacement Plan that is a group health plan (i) credit such Retained Employees, for the year during which participation in the Replacement Plan begins, with any deductibles and copayments already incurred during such year under the terminated or discontinued group health plan and (ii) waive any preexisting condition limitations applicable to the Retained Employees (and their eligible dependents) under the Replacement Plan to the extent that a Retained Employee's (or dependent's) condition would not have operated as a preexisting condition under the terminated or discontinued group health plan, and (c)(1) cause each Replacement Plan that is an employee pension benefit plan (as such term is defined in Section 3(2) of ERISA) intended to be qualified under Section 401 of the Code to be amended to provide that the Retained Employees shall receive credit for participation and vesting purposes under such plan for their period of employment with Bargo, its Subsidiaries and their predecessors to the extent such predecessor employment was recognized by Bargo and its Subsidiaries and (2) credit the Retained Employees under each other Replacement Plan that is not described in the preceding clause for their period of employment with Bargo, its Subsidiaries and their predecessors to the extent such predecessor employment was recognized by Bargo or its Subsidiaries. At the Effective Time, Bellwether shall assume the obligations of Bargo under the Bargo Benefit Plans and the agreements contemplated by clause (c)(y) above. The terms of each such Bargo Benefit Plan shall continue to apply in accordance with their terms. At the Effective Time, each outstanding award (including restricted stock, phantom stock, stock equivalents and stock
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

units) ("BARGO AWARD") under any employee incentive or benefit plans, programs or arrangements and non-employee director plans presently maintained by Bargo which provide for grants of equity-based awards shall be amended or converted into a similar instrument of Bellwether, in each case with such adjustments to the terms of such Bargo Awards as are appropriate to preserve the value inherent in such Bargo Awards with no detrimental effects on the holders thereof. The other terms of each Bargo Award, and the plans or agreements under which they were issued, shall continued to apply in accordance with their terms. Bellwether agrees to pay (x) up to $100,000 in the aggregate to certain employees of Bargo designated by Bargo who will not be Retained Employees and (y) all heath insurance premiums and other health benefits of such employees for the lesser of
(I) six months from the Closing and (II) the date such employees become covered under alternate health insurance coverage.

     7.12  Board, Committees and Executive Officers.

          (a) Bellwether shall take such action, including amending its bylaws, as shall be required to cause the Board of Directors of Bellwether immediately after the Effective Time to have seven members. Prior to the mailing to stockholders of the Proxy/Information Statement/Prospectus, (i) the Board of Directors of Bellwether shall select from among the current members of the Board of Directors of Bellwether four individuals (which shall include Douglas Manner) (the "BELLWETHER DIRECTOR NOMINEES") to remain as directors of Bellwether, and (ii) the Board of Directors of Bargo shall select from among the current members of the Board of Directors of Bargo three individuals (which nominees shall be Tim Goff, Jonathan Clarkson and Martin Phillips) (the "BARGO DIRECTOR NOMINEES") for nomination as directors of Bellwether. Bellwether shall use its best efforts to cause the members of its Board of Directors that are not Bellwether Director Nominees to either resign their position or be removed from their position. In addition, Bellwether shall use its best efforts to cause the Bargo Director Nominees to be elected as members of Bellwether's Board of Directors by Bellwether's existing Board of Directors simultaneous with Closing. The Bargo Director Nominees will serve as directors for a term expiring at Bellwether's next annual meeting of stockholders following the Effective Time, provided that Bellwether will use its best efforts to cause its Board to re-nominate them as directors for election at the following annual meeting at the discretion of Bellwether's Board of Directors. If at any time prior to the Effective Time, any Bargo Director Nominee or Bellwether Director Nominee shall be unable to serve as a director at the Effective Time, the respective Board of Directors that designated such individual as provided herein shall designate another individual to serve in such individual's PLACE; provided that if Douglas Manner is unable to serve as Chairman of the Board and Chief Executive Officer, Jonathan Clarkson shall serve as Chairman of the Board and Chief Executive Officer as of the Effective Time until his successor is duly elected and qualified in accordance with the bylaws of Bellwether in effect subsequent to the Effective Time; provided, further, if Jonathan Clarkson is unable to serve as President and Chief Financial Officer, Douglas Manner shall serve as President and Chief Financial Officer as of the Effective Time until his successor is duly elected and qualified in accordance with the bylaws of Bellwether in effect subsequent to the Effective Time.

          (b) Subsequent to the Effective Time, those individuals set forth on
     Exhibit 7.12(b) shall be executive officers of Bellwether having the titles and positions set forth opposite their respective names on such Exhibit until the earlier of the resignation or removal of any such individual or until their respective successors are duly elected and qualified, as the case may be. Prior to the Effective Time, Bellwether and Bargo may mutually agree to designate additional individuals to serve as executive officers of Bellwether subsequent to the Effective Time. Subject to Section 7.12(a), if any executive officer set forth on Exhibit 7.12(b) or designated in accordance with this Section 7.12(b) ceases to be a fulltime employee of either Bellwether or Bargo (or otherwise declines to serve in such designated capacity) at or before the Effective Time, Bellwether and Bargo will agree upon another person to serve in such person's stead or agree to leave such office vacant through the Effective Time.

     7.13  Stockholders Meetings.

          (a) Bargo shall, as promptly as reasonably practicable after the date hereof (i) take all steps reasonably necessary to solicit a written consent of its shareholders for the purpose of securing the Bargo Shareholders' Approval, (ii) distribute to its stockholders the Proxy/Information Statement/Prospectus in
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

     accordance with applicable federal and state law and with its articles of incorporation and bylaws, (iii) use all reasonable efforts to solicit from its shareholders written consents in favor of the approval and adoption of the this Agreement and the transactions contemplated hereby and to secure the Bargo Shareholders' Approval, and (iv) cooperate and consult with Bellwether with respect to each of the foregoing matters; provided, that nothing contained in this Section 7.13(a) shall prohibit the Bargo Board of Directors from failing to make or from withdrawing or modifying its recommendation to the Bargo shareholders hereunder if the Board of Directors of Bargo, after consultation with and based upon the written advice of independent legal counsel, determines in good faith that such action is necessary for such Board of Directors to comply with its fiduciary duties under applicable law.

          (b) Bellwether shall, as promptly as reasonably practicable after the date hereof (i) take all steps reasonably necessary to call, give notice of, convene and hold either an annual or special meeting of its stockholders (the "BELLWETHER STOCKHOLDER Meeting") for the purpose of (x) securing the Bellwether Stockholders' Approval, (y) approving an amendment to Bellwether's Certification of Incorporation (the "POST-CLOSING AMENDMENT"), to be filed with the Secretary of State of Delaware after the Effective Time, the effect of which would be to (A) increase the number of authorized shares of Bellwether Common Stock to 60,000,000, and (B) increase the number of authorized shares of preferred stock of Bellwether to 5,000,000, and (z) approving the Bellwether Incentive Plan Amendment,
     (ii) distribute to its stockholders the Proxy/Information Statement/Prospectus in accordance with applicable federal and state law and its certificate of incorporation and bylaws, which Proxy/Information Statement/Prospectus shall contain the recommendation of the Bellwether Board of Directors that its stockholders approve this Agreement, the Post Closing Amendment and (iii) use all reasonable efforts to solicit from its stockholders proxies in favor of approval of this Agreement, the Post Closing Amendment, and the Bellwether Incentive Plan Amendment and to secure the Bellwether Stockholders' Approval, and (iv) cooperate and consult with Bargo with respect to each of the foregoing matters; provided, that nothing contained in this Section 7.13(b) shall prohibit the Bellwether Board of Directors from failing to make or from withdrawing or modifying its recommendation to the Bellwether stockholders hereunder if the Board of Directors of Bellwether, after consultation with and based upon the written advice of independent legal counsel, determines in good faith that such action is necessary for such Board of Directors to comply with its fiduciary duties under applicable law.

          (c) If a Bellwether Superior Proposal is received and Bellwether accepts such Bellwether Superior Proposal and thereby terminates this Agreement under Section 10.1(j), then, unless Bargo terminates this Agreement under Section 10.1(j), prior to the termination of this Agreement taking effect under Section 10.1(j), Bellwether shall be obligated to comply with Section 7.13(b) and the other terms of this Agreement, including by holding the Bellwether Special Meeting. If the stockholders of Bellwether do not approve the Merger at such meeting, then at such time this Agreement shall be deemed to be terminated by Bellwether under Section 10.1(j), and, on the first business day after Bellwether's stockholders fail to approve the Merger, Bellwether shall pay to Bargo the Termination Fee and Expenses contemplated by Section 7.5. Bellwether acknowledges and agrees that Bargo would be damaged irreparably if any provision of this
     Section 7.13(c) is not performed in accordance with its specific terms or is otherwise breached. Accordingly, Bellwether agrees that Bargo will be entitled to an injunction or injunctions to prevent breaches of this
     Section 7.13(c) and to enforce specifically this Agreement and its terms and provisions in any action or proceeding instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter, in addition to any other remedy to which Bargo may be entitled, at law or in equity.

     7.14 Preparation of the Proxy/Information Statement/Prospectus and Registration Statement.

          (a) Bellwether and Bargo shall promptly prepare and file with the SEC a preliminary version of the Proxy/Information Statement/Prospectus and will use all reasonable efforts to respond to the comments of the SEC in connection therewith and to furnish all information required to prepare the definitive Proxy/ Information Statement/Prospectus. At any time from (and including) the initial filing with the SEC of the Proxy/Information Statement/Prospectus, Bellwether shall file with the SEC the Registration Statement

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     containing the Proxy/Information Statement/Prospectus so long as Bellwether shall have provided to Bargo a copy of the Registration Statement containing the Proxy/Information Statement/Prospectus at least ten days prior to any filing thereof and any supplement or amendment at least two days prior to any filing thereof. Subject to the foregoing sentence, the date that the Registration Statement is filed with the SEC shall be determined jointly by Bellwether and Bargo. Each of Bellwether and Bargo shall use all reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. Bellwether shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any jurisdiction) required to be taken under any applicable state securities laws in connection with the issuance of Bellwether Common Stock in the Merger and Bargo shall furnish all information concerning Bargo and the holders of shares of Bargo capital stock as may be reasonably requested in connection with any such action. Promptly after the effectiveness of the Registration Statement, each of Bellwether and Bargo shall cause the Proxy/Information Statement/Prospectus to be mailed to its respective stockholders, and if necessary, after the definitive Proxy/Information Statement/Prospectus shall have been mailed, promptly circulate amended, supplemented or supplemental proxy materials and, if required in connection therewith, re-solicit proxies or written consents, as applicable.
     Bellwether shall advise Bargo and Bargo shall advise Bellwether, as applicable, promptly after it receives notice thereof, of the time when the Registration Statement shall become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Bellwether Common Stock for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy/Information Statement/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

          (b) Following receipt by KPMG LLP, Bellwether's independent auditors, of an appropriate request from Bargo pursuant to SAS No. 72, Bellwether shall use all reasonable efforts to cause to be delivered to Bargo a letter of KPMG LLP, dated a date within two business days before the effective date of the Registration Statement, and addressed to Bargo, in form and substance reasonably satisfactory to Bargo and customary in scope and substance for "cold comfort" letters delivered by independent public accountants in connection with registration statements and proxy statements similar to the Proxy/Information Statement/ Prospectus.

          (c) Following receipt by PricewaterhouseCoopers LLP, Bargo's independent auditors, of an appropriate request from Bellwether pursuant to SAS No. 72, Bargo shall use all reasonable efforts to cause to be delivered to Bellwether a letter of PricewaterhouseCoopers LLP, dated a date within two business days before the effective date of the Registration Statement, and addressed to Bellwether, in form and substance satisfactory to Bellwether and customary in scope and substance for "cold comfort" letters delivered by independent public accountants in connection with registration statements and proxy statements similar to the Proxy/Information Statement/Prospectus.

     7.15 Stock Exchange Listing. Bellwether shall use all reasonable efforts to cause the Bellwether Common Stock to be issued in the Merger and to be issued upon the exercise of options or warrants to purchase Bellwether Common Stock contemplated hereby to be approved for listing on the Nasdaq National Market System or the New York Stock Exchange prior to the Effective Time, subject to official notice of issuance.

     7.16 Notice of Certain Events. Each party to this Agreement shall promptly as reasonably practicable notify the other parties hereto of:

          (a) any notice or other communication from any Person alleging that the consent of such Person (or other Person) is or may be required in connection with the transactions contemplated by this Agreement;

          (b) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

          (c) any actions, suits, claims, investigations or proceedings commenced or, to the best of its knowledge, threatened against, relating to or involving or otherwise affecting it or any of its Subsidiaries which, if pending on the date of this Agreement, would have been required to have been disclosed pursuant
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     to Sections 4.10, 4.12, 5.10, or 5.12 or which relate to the consummation of the transactions contemplated by this Agreement;

          (d) any notice of, or other communication relating to, a default or event that, with notice or lapse of time or both, would become a default, received by it or any of its Subsidiaries subsequent to the date of this Agreement, under any material agreement; and

          (e) any Bargo Material Adverse Effect or Bellwether Material Adverse Effect or the occurrence of any event which is reasonably likely to result in a Bargo Material Adverse Effect or a Bellwether Material Adverse Effect, as the case may be.

     7.17 Site Inspections. Subject to compliance with applicable law (including applicable Environmental Laws), from the date hereof until the Effective Time, each party hereto may undertake (at that party's sole cost and expense) an environmental assessment or assessments (an "ASSESSMENT") of the other party's operations, business and/or properties that are the subject of this Agreement. An Assessment may include a review of permits, files and records, as well as visual and physical inspections and testing. Before conducting an Assessment, the party intending to conduct such Assessment (the "INSPECTING PARTY") shall confer with the party whose operations, business or property is the subject of such Assessment (the "INSPECTED PARTY") regarding the nature, scope and scheduling of such Assessment, and shall comply with such conditions as the Inspected Party may reasonably impose, among other things, to avoid interference with the Inspected Party's operations or business. The Inspected Party shall cooperate in good faith with the Inspecting Party's effort to conduct an Assessment. The Inspecting Party shall provide copies of all data generated during the Assessment and the Assessment itself to the Inspected Party.

     7.18  Affiliate Agreements; Tax Treatment.

          (a) Bargo shall identify in a letter to Bellwether all persons who are, on the date hereof, "affiliates" of Bargo, as such term is used in Rule 145 under the Securities Act. Bargo shall use all reasonable efforts to cause its respective affiliates to deliver to Bellwether not later than 10 days prior to the date of the Bellwether Special Meeting, a written agreement substantially in the form attached hereto as Exhibit 7.18, and shall use all reasonable efforts to cause persons who become "affiliates" after such date but prior to the Closing Date to execute and deliver agreements at least 5 days prior to the Closing Date.

          (b) Each party hereto shall use all reasonable efforts to cause the Merger to qualify, and shall not take, and shall use all reasonable efforts to prevent any subsidiary of such party from taking, any actions which could prevent the Merger from qualifying, as a reorganization under the provisions of Section 368(a) of the Code.

     7.19 Stockholder Litigation. Each of Bellwether and Bargo shall give the other the reasonable opportunity to participate in the defense of any litigation against Bellwether or Bargo, as applicable, and its directors relating to the transactions contemplated by this Agreement.

     7.20 Indenture Matters. Bellwether and Bargo shall, and shall cause their respective Subsidiaries to, take all actions that are necessary or appropriate (as mutually agreed by Bellwether and Bargo) for Bellwether, Bargo and certain of their Subsidiaries, as applicable, to assume, guarantee or modify as appropriate the agreements governing the outstanding publicly held debt securities of Bellwether referred to in the Bellwether SEC Reports to avoid defaults thereunder.

     7.21 Credit Facility. Bellwether and Bargo shall use all reasonable efforts, and shall cooperate, to obtain as promptly as practicable commitments from financing sources to refinance the existing bank credit facilities of Bargo, Bellwether and their respective Subsidiaries.

     7.22 Registration Rights Agreements. At Closing, Bellwether will execute and deliver documents reasonably acceptable to Bargo pursuant to which Bellwether will assume Bargo's obligations under the Bargo Registration Rights Agreements and modify the term "Registrable Securities" thereunder to include the shares of Bellwether Common Stock issued pursuant to this Agreement in exchange for the "Registrable Securities" under the Bargo Registration Rights Agreements. In addition, Bargo and Bellwether agree to use their
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reasonable best efforts to cause the parties to the Bargo Registration Rights
Agreements and the Registration Rights Agreement, by and among Bellwether and certain other parties thereto, dated August 26, 1994, to enter into such amendments to such agreements as may be necessary to cause such agreements to not be in conflict with each other (it being understood that the failure to achieve such reconciliation will not be a condition to the closing of the Merger).

     7.23 Option Issuance and Employment Agreements. Immediately after, the Effective Time, Bellwether shall issue employee stock options to purchase the number of shares of Bellwether Common Stock, to the individuals, and on the terms, each as listed on Exhibit 7.23.

     7.24 Certain Bellwether Board Approvals. Bellwether will use its best efforts to cause its Board of Directors prior to the Effective Time to approve in the form required by Rule 16b-3 under the Exchange Act certain acquisitions of Bellwether Common Stock pursuant to the Merger, as directed by Bargo and in form reasonably acceptable to Bargo.

     7.25 Termination of Agreements. Bargo and Bellwether will use their reasonable best efforts to cause the agreements listed on Section 7.25 of the Bargo Disclosure Schedule to be terminated on or prior to the Effective Time (it being understood that the failure to achieve such termination will not be a condition to the Merger).

     7.26 Voting Agreements. Bellwether shall use its reasonable best efforts to procure executed voting agreements in favor of Bargo substantially similar to the Voting Agreements from Dr. Jack Birks, Rho Management Partners, L.P. and Habib Kairouz.

                                  ARTICLE VIII

                    CONDITIONS TO CONSUMMATION OF THE MERGER

     8.1 Conditions to the Obligation of Each Party. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

          (a) The Bargo Shareholders' Approval and the Bellwether Stockholders' Approval shall have been obtained.

          (b) No action, suit or proceeding instituted by any Governmental Authority shall be pending and no statute, rule or regulation and no injunction, order, decree or judgment of any court or Governmental Authority of competent jurisdiction shall be in effect, in each case which would prohibit, restrain, enjoin or restrict the consummation of the Merger.

          (c) The Registration Statement with respect to the issuance of all Bellwether Common Stock in the Merger shall have become effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceeding for such purpose shall be pending before or threatened by the SEC.

          (d) Each of Bargo and Bellwether shall have obtained such permits, authorizations, consents, or approvals required to consummate the transactions contemplated hereby.

          (e) The shares of Bellwether Common Stock to be issued in the Merger and to be issued upon the exercise of options and warrants to purchase Bellwether Common Stock contemplated hereby shall have been approved for listing on the Nasdaq National Market System or the New York Stock Exchange, subject to official notice of issuance.

          (f) The Second Amended and Restated Shareholders' Agreement dated May 14, 1999 by and among Bargo Energy Company, B. Carl Price, Don Wm. Reynolds, Energy Capital Investment Company PLC, EnCap Equity 1994 Limited Partnership, Bargo Energy Resources, Ltd., TJG Investments, Inc., Bargo Energy Company, Tim J. Goff, Thomas Barrow, James E. Sowell, Bargo Operating Company, Inc., EnCap Energy Capital Fund III-B, L.P., BOCP Energy Partners, L.P., EnCap Energy Capital Fund III, L.P., Kayne Anderson Energy Fund, L.P., BancAmerica Capital Investors SBIC I, L.P., Eos Partners, L.P., Eos

     Partners SBIC, L.P., Eos Partners SBIC II, L.P., and SGC Partners II LLC, as amended by the first amendment thereto, dated August 11, 1999, shall have been terminated.

     8.2 Conditions to the Obligations of Bellwether. The obligation of Bellwether to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (a) Bargo shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Effective Time and the representations and warranties of Bargo contained in this Agreement, to the extent qualified with respect to materiality shall be true and correct in all respects, and to the extent not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and at and as of the Effective Time as if made at and as of such time, except as expressly contemplated by the Bargo Disclosure Letter or this Agreement and except that the accuracy of representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date, and Bellwether shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of Bargo as to the satisfaction of this condition.

          (b) All proceedings to be taken by Bargo in connection with the transactions contemplated by this Agreement and all documents, instruments and certificates to be delivered by Bargo in connection with the transactions contemplated by this Agreement shall be reasonably satisfactory in form and substance to Bellwether and its counsel.

          (c) From the date of this Agreement through the Effective Time, there shall not have occurred any change in the financial condition, business, operations or prospects of Bargo and its Subsidiaries, taken as a whole, that would constitute a Bargo Material Adverse Effect, other than any such change that affects both Bellwether and Bargo in a substantially similar manner.

          (d) Bellwether shall have received opinions from Haynes and Boone, L.L.P. both prior to the effectiveness of the Registration Statement and immediately prior to the Effective Time to the effect that (i) the Merger will constitute a reorganization under Section 368(a) of the Code, (ii) Bellwether and Bargo will each be a party to that reorganization, and (iii) no gain or loss will be recognized by Bellwether or Bargo because of the Merger.

     8.3 Conditions to the Obligations of Bargo. The obligation of Bargo to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (a) Bellwether shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Effective Time and the representations and warranties of Bellwether contained in this Agreement, to the extent qualified with respect to materiality shall be true and correct in all respects, and to the extent not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and at and as of the Effective Time as if made at and as of such time, except as expressly contemplated by the Bellwether Disclosure Letter or this Agreement and except that the accuracy of representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date, and Bargo shall have received a certificate of the Chief Executive Officer and Chief Financial Officer (or person performing similar functions) of Bellwether as to the satisfaction of this condition.

          (b) All proceedings to be taken by Bellwether in connection with the transactions contemplated by this Agreement and all documents, instruments and certificates to be delivered by Bellwether in connection with the transactions contemplated by this Agreement shall be reasonably satisfactory in form and substance to Bargo and its counsel.

          (c) From the date of this Agreement through the Effective Time, there shall not have occurred any change in the financial condition, business, operations or prospects of Parent and its Subsidiaries, taken as a whole, that would constitute a Bellwether Material Adverse Effect, other than any such change that affects both Bellwether and Bargo in a substantially similar manner.

          (d) Bargo shall have received opinions from Akin, Gump, Strauss, Hauer & Feld, L.L.P. both prior to the effectiveness of the Registration Statement and immediately prior to the Effective Time to the effect that
     (i) the Merger will constitute a reorganization under Section 368(a) of the Code, (ii) Bargo and Bellwether will each be a party to that reorganization, and (iii) no gain or loss will be recognized by the shareholders of Bargo upon the receipt of shares of Bellwether Common Stock in exchange for shares of Bargo Common Stock pursuant to the Merger except with respect to the Cash Consideration, the Preferred Stock Merger Consideration and any cash received in lieu of fractional share interests.

          (e) The members of the Board of Directors of Bellwether immediately prior to the Effective Time who are not Bellwether Director Nominees shall have resigned or been removed from the Board of Directors of Bellwether effective as of the Effective Time.

          (f) Bellwether and Jonathan Clarkson shall have entered into an employment agreement with Jonathan Clarkson on reasonably satisfactory terms to Bellwether and Bargo.

          (g) The closing price of a share of Bellwether Common Stock on the NASDAQ National Market on the date of the Effective Time shall be greater than $6.00.

                                   ARTICLE IX

                                    SURVIVAL

     9.1 Survival of Representations and Warranties. The representations and warranties of the parties contained in this Agreement shall not survive the Effective Time.

     9.2 Survival of Covenants and Agreements. The covenants and agreements of the parties to be performed after the Effective Time contained in this Agreement shall survive the Effective Time.

                                   ARTICLE X

                       TERMINATION, AMENDMENT AND WAIVER

     10.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of Bargo or Bellwether:

          (a) by the mutual written consent of Bellwether and Bargo;

          (b) by either Bellwether or Bargo if the Effective Time shall not have occurred on or before July 16, 2001 (the "TERMINATION DATE"); provided that the party seeking to terminate this Agreement pursuant to this Section 10.1(b) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure to consummate the Merger on or before the Termination Date.

          (c) by Bargo if there has been a material breach by Bellwether of any representation, warranty, covenant or agreement set forth in this Agreement which breach (if susceptible to cure) has not been cured in all material respects within twenty business days following receipt by Bellwether of notice of such breach (a "BELLWETHER BREACH");

          (d) by Bellwether, if there has been a material breach by Bargo of any representation, warranty, covenant or agreement set forth in this Agreement which breach (if susceptible to cure) has not been cured in all material respects within twenty business days following receipt by Bargo of notice of such breach (a "BARGO BREACH");

          (e) by either Bargo or Bellwether, if there shall be any applicable law, rule or regulation that makes consummation of the Merger illegal or if any judgment, injunction, order or decree of a court or other Governmental Authority of competent jurisdiction shall restrain or prohibit the consummation of the Merger, and such judgment, injunction, order or decree shall become final and nonappealable;

          (f) by either Bargo or Bellwether, if the stockholder approvals referred to in Section 7.13 shall not have been obtained because of the failure to obtain the requisite approval upon a vote at a duly held meeting of stockholders or at any adjournment or postponement thereof (or by written consent, as applicable);

          (g) by Bellwether, if (i) the Board of Directors of Bargo withdraws, modifies or changes its recommendation of this Agreement or the Merger in a manner adverse to Bellwether or shall have resolved to do any of the foregoing or the Board of Directors of Bargo shall have recommended to the stockholders of Bargo any Bargo Acquisition Proposal or resolved to do so; or (ii) a tender offer or exchange offer for outstanding shares of capital stock of Bargo then representing 50% or more of the combined power to vote generally for the election of directors is commenced, and the Board of Directors of Bargo does not, within the applicable period required by law, recommend that stockholders not tender their shares into such tender or exchange offer;

          (h) by Bargo or Bellwether, if Bargo accepts a Bargo Superior Proposal and makes payment as required pursuant to Section 7.5 and of the Expenses for which Bargo is responsible under Section 7.5. For purposes of this Agreement, "BARGO SUPERIOR PROPOSAL" means an unsolicited bona fide proposal made by a third party relating to a Bargo Acquisition Proposal on terms that the Board of Directors of Bargo determines it cannot reject in favor of the Merger, based on applicable fiduciary duties and the advice of Bargo's outside counsel; provided, however, that Bargo shall not be permitted to terminate this Agreement pursuant to this Section 10.1(h) unless it has used all reasonable efforts to provide Bellwether with five business days prior written notice of its intent to so terminate this Agreement together with a detailed summary of the terms and conditions of such Bargo Acquisition Proposal; provided further, that prior to any such termination, Bargo shall, and shall cause its respective financial and legal advisors to, negotiate in good faith with Bellwether to make such adjustments in the terms and conditions of this Agreement as would enable Bargo to proceed with the transactions contemplated herein, and it is acknowledged by Bellwether that such negotiations with Bellwether shall be conducted in a manner consistent with the fiduciary duties of the Bargo Board of Directors;

          (i) by Bargo, if (i) the Board of Directors of Bellwether withdraws, modifies or changes its recommendation of this Agreement or the Merger in a manner adverse to Bargo or shall have resolved to do any of the foregoing or the Board of Directors of Bellwether shall have recommended to the stockholders of Bellwether any Bellwether Acquisition Proposal or resolved to do so; or (ii) a tender offer or exchange offer for outstanding shares of capital stock of Bellwether then representing 50% or more of the combined power to vote generally for the election of directors is commenced, and the Board of Directors of Bellwether does not, within the applicable period required by law, recommend that stockholders not tender their shares into such tender or exchange offer;

          (j) by Bargo or, subject to Section 7.13(c), Bellwether, if Bellwether accepts a Bellwether Superior Proposal and makes payment as required pursuant to Section 7.5 and of the Expenses for which Bellwether is responsible under Section 7.5. For purposes of this Agreement, "BELLWETHER SUPERIOR PROPOSAL" means an unsolicited bona fide proposal made by a third party relating to a Bellwether Acquisition Proposal on terms that the Board of Directors of Bellwether determines it cannot reject in favor of the Merger, based on applicable fiduciary duties and the advice of Bellwether's outside counsel; provided, however, that Bellwether shall not be permitted to terminate this Agreement pursuant to this Section 10.1(j) unless it has used all reasonable efforts to provide Bargo with five business days prior written notice of its intent to so terminate this Agreement together with a detailed summary of the terms and conditions of such Bellwether Acquisition Proposal; provided further, that prior to any such termination, Bellwether shall, and shall cause its respective financial and legal advisors to, negotiate in good faith with Bargo to make such adjustments in the terms and conditions of this Agreement as would enable Bellwether to proceed with the transactions contemplated herein, and it is acknowledged by Bargo that such negotiations with Bargo shall be conducted in a manner consistent with the fiduciary duties of the Bellwether Board of Directors.

          (k) by Bargo, if the average of the closing prices on the Nasdaq National Market System of a share of Bellwether Common Stock over any ten consecutive trading days ending from the date hereof until the Effective Time is less than $6.00; provided that Bargo may only terminate this Agreement under this clause (k) if it provides such notice by the end of the fifth business day after the last day of any such ten-day trading period.

          (l) Upon payment of the fee contemplated by Section 7.5(e), Bellwether may terminate this Agreement by giving notice to Bargo that Bellwether has not obtained all of the financing it needs to refinance Bargo's debt at Closing, pay the aggregate Cash Amount, pay the Preferred Conversion Consideration, effect the other transactions contemplated hereby and, to the extent necessary, refinance Bellwether's existing bank debt. The termination right under this Section 10.1(l) will terminate if it is not exercised 21 days after the date on which Bargo provides a reserve report certified by its independent petroleum engineers dated as of December 31, 2000 (the "UPDATE RESERVE REPORT") with respect to the properties included in the Retained Assets Reserve Report. In addition, if the volume of estimated proved reserves (using consistent assumptions as to prices and costs) certified by the independent petroleum engineers in the Update Reserve Report that is materially less than that set forth in the Retained Assets Reserve Report, Bellwether may terminate this Agreement in such 21 day period and, in such case, will not be obligated to pay the fee contemplated by Section 7.5(e).

     10.2 Effect of Termination. In the event of termination of the Agreement and the abandonment of the Merger pursuant to this ARTICLE X, all obligations of the parties shall terminate, except the obligations of the parties pursuant to this Section 10.2 and except for the provisions of Sections 7.5, 7.7, 11.8 and the last two sentences of Section 7.1, provided that nothing herein shall relieve any party from liability for any breaches hereof.

                                   ARTICLE XI

                                 MISCELLANEOUS

     11.1 Notices. All notices or communications hereunder shall be in writing (including facsimile or similar writing) addressed as follows:

     To Bellwether:

     Bellwether Exploration Company
     1331 Lamar, Suite 1455
     Houston, Texas 77002
     Attention: Douglas G. Manner
     Facsimile No.: (713) 652-2916

        With a copy (which shall not constitute notice) to:

        Haynes and Boone, L.L.P.
        1000 Louisiana St., Suite 4300
        Houston, Texas 77002-5012
        Attention: George G. Young, III
        Facsimile No.: (713) 547-2600

     To Bargo:

     Bargo Energy Company
     700 Louisiana St., Suite 3700
     Houston, Texas 77002
     Attention: Tim Goff
     Facsimile No.: (713) 236-9799

        With a copy (which shall not constitute notice) to:

        Akin, Gump, Strauss, Hauer & Feld, L.L.P.
        711 Louisiana St., Suite 1900 South
        Houston, Texas 77002
        Attention: Michael E. Dillard, P.C.
        Facsimile No.: (713) 236-0822

Any such notice or communication shall be deemed given (i) when made, if made by hand delivery, and upon confirmation of receipt, if made by facsimile, (ii) one business day after being deposited with a next-day courier, postage prepaid, or
(iii) three business days after being sent certified or registered mail, return receipt requested, postage prepaid, in each case addressed as above (or to such other address as such party may designate in writing from time to time).

     11.2 Separability. If any provision of this Agreement shall be declared to be invalid or unenforceable, in whole or in part, such invalidity or unenforceability shall not affect the remaining provisions hereof which shall remain in full force and effect.

     11.3 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors, and assigns; provided, however, that neither this Agreement nor any rights hereunder shall be assignable or otherwise subject to hypothecation and any assignment in violation hereof shall be null and void.

     11.4 Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     11.5 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same Agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to each party.

     11.6 Entire Agreement. This Agreement and the Confidentiality Agreement represent the entire Agreement of the parties with respect to the subject matter hereof and shall supersede any and all previous contracts, arrangements or understandings between the parties hereto with respect to the subject matter hereof.

     11.7 Governing Law. This Agreement shall be construed, interpreted, and governed in accordance with the laws of Texas, without reference to rules relating to conflicts of law.

     11.8 Attorneys' Fees. If any action at law or equity, including an action for declaratory relief, is brought to enforce or interpret any provision of this Agreement, the prevailing party shall be entitled to recover reasonable attorneys' fees and expenses from the other party, which fees and expenses shall be in addition to any other relief which may be awarded.

     11.9 No Third Party Beneficiaries. Except as provided in Sections 7.3 and 7.12, no Person other than the parties hereto is an intended beneficiary of this Agreement or any portion hereof.

     11.10 Disclosure Schedules. The disclosures made on any disclosure schedule, including the Bargo Disclosure Schedule and the Bellwether Disclosure Schedule, with respect to any representation or warranty shall be deemed to be made with respect to any other representation or warranty requiring the same or similar disclosure to the extent that the relevance of such disclosure to other representations and warranties is evident from the face of the disclosure schedule. The inclusion of any matter on any disclosure schedule will not be deemed an admission by any party that such listed matter is material or that such listed matter has or would have a Bargo Material Adverse Effect or a Bellwether Material Adverse Effect, as applicable.

     11.11 Amendments and Supplements. At any time before or after approval of the matters presented in connection with the Merger by the respective stockholders of Bellwether and Bargo and prior to the Effective Time, this Agreement may be amended or supplemented in writing by Bellwether and Bargo with respect to any of the terms contained in this Agreement, except as otherwise provided by law; provided, however, that following approval of this Agreement by the stockholders of Bellwether there shall be no amendment or change to the

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

provisions hereof unless permitted by the DGCL without further approval by the stockholders of Bellwether, and following approval and adoption of this Agreement by the stockholders of Bargo there shall be no amendment or change to the provisions without the further approval of the stockholders of Bargo unless permitted by the TBCA.

     11.12 Extensions, Waivers, Etc. At any time prior to the Effective Time, either party may:

          (a) extend the time for the performance of any of the obligations or acts of the other party;

          (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or

          (c) subject to the proviso of Section 11.11 waive compliance with any of the agreements or conditions of the other party contained herein.

     Notwithstanding the foregoing, no failure or delay by Bellwether or Bargo in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

     IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

                                         BELLWETHER EXPLORATION COMPANY

                                         By: /s/ DOUGLAS G. MANNER
                                          --------------------------------------

                                         Name: Douglas G. Manner
                                            ------------------------------------

                                         Title: President and Chief Executive
                                         Officer
                                           -------------------------------------

                                         BARGO ENERGY COMPANY

                                         By: /s/ TIM GOFF
                                          --------------------------------------

                                         Name: Tim Goff
                                            ------------------------------------

                                         Title: Chief Executive Officer
                                           -------------------------------------

                                                                         ANNEX B

                        CHASE SECURITIES INC. LETTERHEAD

January 23, 2001

The Board of Directors
Bargo Energy Company
700 Louisiana Street, Suite 3700
Houston, Texas 77002

Members of the Board of Directors:

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of outstanding common stock, par value $.01 per share ("Company Shares"), of Bargo Energy Company (the "Company") of the consideration proposed to be received by them in connection with the proposed merger (the "Merger") of the Company with and into Bellwether Exploration Company ("Merger Partner"). Pursuant to the Agreement and Plan of Merger (the "Agreement") between the Company and Merger Partner, each Company Share will be converted into an amount of cash determined pursuant to the provisions of the Agreement (the "Cash Consideration") and the right to receive the number of shares (rounded to the nearest share) of Merger Partner's common stock, par value $.01 per share ("Merger Partner Shares"), determined pursuant to the provisions of the Agreement (the "Stock Consideration," and together with the Cash Consideration, the "Consideration").

     In arriving at our opinion, we have reviewed (i) drafts dated January 19, 2001 of the Agreement and the Voting Agreements (as defined in the Agreement);
(ii) certain publicly available information concerning the business of the Company and Merger Partner and of certain other companies engaged in the oil and gas business, and the reported market prices for certain other companies' securities deemed comparable; (iii) publicly available terms of certain transactions involving companies engaged in the oil and gas business and the consideration received for such companies or the assets of such companies; (iv) current and historical market prices of the Company Shares and Merger Partner Shares; (v) the audited financial statements of the Company and Merger Partner for the fiscal year ended December 31, 1999, and the unaudited financial statements of the Company and Merger Partner for the period ended September 30, 2000; (vi) certain internal financial analyses and forecasts prepared by the Company and Merger Partner and their respective managements; and (vii) the terms of other business combinations that we deemed relevant.

     In addition, we have held discussions with certain members of the management of the Company and Merger Partner with respect to certain aspects of the Merger, and the past and current business operations of the Company and Merger Partner, the financial condition and future prospects and operations of the Company and Merger Partner, the effects of the Merger on the financial condition and future prospects of the Company and Merger Partner, and certain other matters we believed necessary or appropriate to our inquiry. We have reviewed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

     In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company and Merger Partner or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and Merger Partner to which such analyses or forecasts relate. We have also assumed that the Merger will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and that the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have further assumed that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

     Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. We are expressing no opinion herein as to the price at which Company Shares or Merger Partner Shares will trade at any future time.

     In connection with the preparation of this opinion, we did not participate in the structuring of the Merger or the negotiation of the Consideration. However, we understand that Lehman Brothers, as a financial advisor to the Company, broadly solicited offers for the Company from August 2000 to December 2000 pursuant to an auction process.

     We have acted as a financial advisor to the Company with respect to the proposed Merger and will receive a fee from the Company for our services.

     Please be advised that certain affiliates of J.P. Morgan Chase & Co. ("J.P. Morgan Chase"), including J.P. Morgan, a division of Chase Securities Inc. ("J.P. Morgan"), have, from time to time, performed certain financial advisory and other commercial and investment banking services for the Company and Merger Partner, for which they received customary compensation, and in the future may continue to perform, from time to time, certain financial advisory and other commercial and investment banking services for the Company or Merger Partner, for which they would receive customary compensation. Specifically, affiliates of J.P. Morgan Chase and J.P. Morgan (including their predecessors) have arranged or provided senior and subordinated debt financing to the Company and Merger Partner, and affiliates of J.P. Morgan Chase and J.P. Morgan may be arranging or providing financing to Merger Partner in connection with the Merger. In addition, in the ordinary course of their businesses, J.P. Morgan Chase and its affiliates may actively trade the debt and equity securities and loans of the Company or Merger Partner for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or loans.

     On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be received by the holders of Company Shares in the proposed Merger is fair, from a financial point of view, to such holders.

     This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Merger. This opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Merger. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written consent in each instance. This opinion may be reproduced in full in any proxy or information statement mailed to stockholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval and must be treated as confidential.

                                         Very truly yours,

                                         /s/ CHASE SECURITIES INC.

                                         CHASE SECURITIES INC.

                                                                         ANNEX C

                   [JOHNSON RICE & COMPANY L.L.C. LETTERHEAD]

                                January 23, 2001

Board of Directors
Bellwether Exploration Company
1331 Lamar Street
Suite 1455
Houston, TX 77010-3039

Gentlemen:

     You have asked our opinion as investment bankers as to the fairness from a financial point of view of the terms and consideration to be given to shareholders of Bellwether Exploration Company, a Texas corporation (the "Company") by the proposed merger with Bargo Energy Company ("Bargo").

     Johnson Rice & Company L.L.C. ("Johnson Rice"), as a part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Neither Johnson Rice nor its principals have a material ownership interest in the Company or Bargo.

     In connection with the opinion described below, we have reviewed certain business and financial information relating to the Company and Bargo and performed the following functions:

          1. Reviewed the historical financial statements of Bargo over the last two years;

          2. Discussed with certain members of the senior management of the Company concerning certain business operations, the financial condition and future prospects of Bargo;

          3. Discussed the terms of the Merger including the methodology used in determining the Merger value with the senior management of the Company;

          4. Analyzed the pro forma effect of the proposed Merger on both Bargo and the Company utilizing information provided by Bargo management and the Company; and,

          5. Considered and analyzed the public information with respect to the terms of certain other transactions in the Company's industry.

     In addition, we have considered such other information and have conducted such other analyses as we deemed appropriate under the circumstances. In connection with our review, we have relied upon and assumed the accuracy and completeness of the financial and other information furnished to us by the Company and Bargo and/or their representatives. We have not independently verified the accuracy or completeness of such information and have not made any independent evaluation or appraisal of the assets or liabilities of Bargo.

     Subject to the foregoing and based upon our experience as investment bankers and other factors we deem relevant, we are of the opinion that the terms of the Merger are fair from a financial point of view to the shareholders of the Company. We express no opinion as to the market value of Bargo or any security constituting a part thereof, prior to, on the date of, or after consummation of, the Merger. Our opinion herein is based upon conditions and circumstances existing on the date hereof, including current public and private equity markets, and is subject to considerable uncertainty concerning such conditions and circumstances in the future.

     Subject to the foregoing and based upon our experience as investment bankers and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the terms and consideration to be received by Bargo's shareholders in the Merger are fair from a financial point of view to the shareholders of the Company.

                                       Sincerely,

                                       /s/  JOHNSON RICE & Company L.L.C.
                                       -----------------------------------------
                                            Johnson Rice & Company L.L.C.

                                                                         ANNEX D

                          CERTIFICATE OF AMENDMENT OF
                        CERTIFICATE OF INCORPORATION OF
                         BELLWETHER EXPLORATION COMPANY

     Bellwether Exploration Company, a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify:

     The amendment to the Corporation's Certificate of Incorporation set forth in the following resolution approved by the Corporation's Board of Directors and stockholders was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware:

     "RESOLVED, that the introductory paragraph of Article Four of the Company's Certificate of Incorporation is hereby amended in its entirety so that, as amended, it shall be and read as follows, with the remainder of Article Four to remain unamended:

             The Corporation shall have authority to issue two classes of stock, and the total number authorized shall be sixty million (60,000,000) shares of Common Stock of the par value of one cent ($.01) each, and five million (5,000,000) shares of Preferred Stock of the par value of one cent ($.01) each. A description of the different classes of stock of the Corporation and a statement of the designations and the powers, preferences and rights, and the qualifications, limitations or restrictions thereof, in respect of each class of such stock are as follows:"

     IN WITNESS WHEREOF, Bellwether Exploration Company has caused this Certificate to be signed and attested by its duly authorized officers, this
          day of             , 2001.

                                         BELLWETHER EXPLORATION COMPANY

                                         By:
                                          --------------------------------------
                                         Douglas Manner, President and Chief
                                         Executive Officer

Attest:

------------------------------------------------------
Secretary

                                                                         ANNEX E

5.12 Procedure for Dissent by Shareholders as to Corporate Action.

     A. Any shareholder of any domestic corporation who has the right to dissent from any of the corporate actions referred to in Article 5.11 of this Act may exercise that right to dissent only by complying with the following procedures:

          (1) (a) With respect to proposed corporate action that is submitted to a vote of shareholders at a meeting, the shareholder shall file with the corporation, prior to the meeting, a written objection to the action, setting out that the shareholder's right to dissent will be exercised if the action is effective and giving the shareholder's address, to which notice thereof shall be delivered or mailed in that event. If the action is effected and the shareholder shall not have voted in favor of the action, the corporation, in the case of action other than a merger, or the surviving or new corporation (foreign or domestic) or other entity that is liable to discharge the shareholder's right of dissent, in the case of a merger, shall, within ten (10) days after the action is effected, deliver or mail to the shareholder written notice that the action has been effected, and the shareholder may, within ten (10) days from the delivery or mailing of the notice, make written demand on the existing, surviving, or new corporation(foreign or domestic) or other entity, as the case may be, for payment of the fair value of the shareholder's shares. The fair value of the shares shall be the value thereof as of the day immediately preceding the meeting, excluding any appreciation or depreciation in anticipation of the proposed action. The demand shall state the number and class of the shares owned by the shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within the ten (10) day period shall be bound by the action.

          (b) With respect to proposed corporate action that is approved pursuant to Section A of Article 9.10 of this Act, the corporation, in the case of action other than a merger, and the surviving or new corporation (foreign or domestic) or other entity that is liable to discharge the shareholder's right of dissent, in the case of a merger, shall, within ten
     (10) days after the date the action if effected, mail to each shareholder of record as of the effective date of the action notice of the fact and date of the action and that the shareholder may exercise the shareholder's right to dissent from the action. The notice shall be accompanied by a copy of this Article and any articles or documents filed by the corporation with the Secretary of State to effect the action. If the shareholder shall not have consented to the taking of the action, the shareholder may, within twenty (20) days after the mailing of the notice, make written demand on the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case maybe, for payment of the fair value of the shareholder's shares. The fair value of the shares shall be the value thereof as of the date the written consent authorizing the action was delivered to the corporation pursuant to Section A of Article 9.10 of this Act, excluding any appreciation or depreciation in anticipation of the action. The demand shall state the number and class of shares owned by the dissenting shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within the twenty (20) day period shall be bound by the action.

          (2) Within twenty (20) days after receipt by the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, of a demand for payment made by a dissenting shareholder in accordance with Subsection (1) of this Section, the corporation (foreign or domestic) or other entity shall deliver or mail to the shareholder a written notice that shall either set out that the corporation (foreign or domestic) or other entity accepts the amount claimed in the demand and agrees to pay that amount within ninety (90) days after the date on which the action was effected, and, in the case of shares represented by certificates, upon the surrender of the certificates duly endorsed, or shall contain an estimate by the corporation (foreign or domestic) or other entity of the fair value of the shares, together with an offer to pay the amount of that estimate within ninety (90) days after the date on which the action was effected, upon receipt of notice within sixty(60) days after that date from the shareholder that the shareholder agrees to accept that amount and, in the case of shares represented by certificates, upon the surrender of the certificates duly endorsed.

          (3) If, within sixty (60) days after the date on which the corporate action was effected, the value of the shares is agreed upon between the shareholder and the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, payment for the shares shall be made within ninety (90) days after the date on which the action was effected and, in the case of shares represented by certificates, upon surrender of the certificates duly endorsed. Upon payment of the agreed value, the shareholder shall ceased to have any interest in the shares or in the corporation.

     B. If, within the period of sixty (60) days after the date on which the corporate action was effected, the shareholder and the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, do not so agree, then the shareholder or the corporation (foreign or domestic) or other entity may, within sixty (60) days after the expiration of the sixty (60) day period, file a petition in any court of competent jurisdiction in the county in which the principal office of the domestic corporation is located, asking for a finding and determination of the fair value of the shareholder's shares. Upon the filing of any such petition by the shareholder, service of a copy thereof shall be made upon the existing, surviving, or new corporation (foreign or domestic) or other entity, which shall, within ten (10) days after service, file in the office of the clerk of the court in which the petition was filed a list containing the names and addresses of all shareholders of the domestic corporation who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the corporation (foreign or domestic) or other entity. If the petition shall be filed by the existing, surviving, or new corporation (foreign or domestic) or other entity, the petition shall be accompanied by such a list. The clerk of the court shall give notice of the time and place fixed for the hearing of the petition by registered mail to the corporation (foreign or domestic) or other entity and to the shareholders named on the list at the addresses therein stated. The forms of the notices by mail shall be approved by the court. All shareholders thus notified and the existing, surviving, or new corporation (foreign or domestic) or other entity shall thereafter be bound by the final judgment of the court.

     C. After the hearing of the petition, the court shall determine the shareholders who have complied with the provisions of this Article and have become entitled to the valuation of and payment for their shares, and shall appoint one or more qualified appraisers to determine that value. The appraisers shall have power to examine any of the books and records of the corporation the shares of which they are charged with the duty of valuing, and they shall make a determination of the fair value of the shares upon such investigation as to them may seem proper. The appraisers shall also afford a reasonable opportunity to the parties interested to submit to them pertinent evidence as to the value of the shares. The appraisers shall also have such power and authority as may be conferred on Masters in Chancery by the Rules of Civil Procedure or by the order of their appointment.

     D. The appraisers shall determine the fair value of the shares of the shareholders adjudged by the court to be entitled to payment for their shares and shall file their report of that value in the office of the clerk of the court. Notice of the filing of the report shall be given by the clerk to the parties in interest. The report shall be subject to exceptions to be heard before the court both upon the law and the facts. The court shall by its judgment determine the fair value of the shares of the shareholders entitled to payment for their shares and shall direct the payment of that value by the existing, surviving, or new corporation (foreign or domestic) or other entity, together with interest thereon, beginning 91 days after the date on which the applicable corporate action from which the shareholder elected to dissent was effected to the date of such judgment, to the shareholders entitled to payment. The judgment shall be payable to the holders of uncertificated shares immediately but to the holders of shares represented by certificates only upon, and simultaneously with, the surrender to the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, of duly endorsed certificates for those shares. Upon payment of the judgment, the dissenting shareholders shall cease to have any interest in those shares or in the corporation. The court shall allow the appraisers a reasonable fee as court costs, and all court costs, shall be allotted between the parties in the manner that the court determines to be fair and equitable.

     E. Shares acquired by the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, pursuant to the payment of the agreed value of the shares or pursuant to payment of the judgment entered for the value of the shares, as in this Article provided, shall, in the case of a merger, be treated as provided in the plan of merger and, in all other cases, may be held and disposed of by the corporation as in the case of other treasury shares.

     F. The provisions of this Article shall not apply to a merger if, on the date of the filing of the articles of merger, the surviving corporation is the owner of all the outstanding shares of the other corporations, domestic or foreign that are parties to the merger.

     G. In the absence of fraud in the transaction, the remedy provided by this Article to a shareholder objecting to any corporate action referred to in
Article 5.11 of this Act is the exclusive remedy for the recovery of the value of his shares or money damages to the shareholder with respect to the action. If the existing, surviving, or new corporation(foreign or domestic) or other entity, as the case may be, complies with the requirements of this Article, any shareholder who fails to comply with the requirements of this Article shall not be entitled to bring suit for the recovery of the value of his shares or money damages to the shareholder with respect to the action. (Last amended by Ch. 215, L. '93, eff. 9-1-93.)

                                                                         ANNEX F

                         BELLWETHER EXPLORATION COMPANY
                            AUDIT COMMITTEE CHARTER

ORGANIZATION

     There shall be a committee of the Board of Directors ("Board") to be known as the Audit Committee. The Audit Committee shall be composed of three or more directors as determined by the Board, each of whom shall be independent of the management of the corporation and free from any relationship that, in the opinion of the Board, would interfere with their exercise of independent judgment as a Committee member. All members of the Committee shall have a working familiarity of basic finance and accounting practices.

STATEMENT OF POLICY

     The Audit Committee shall provide assistance to the corporate directors in fulfilling their oversight responsibility to shareholders, potential shareholders, and the investment community related to corporate accounting, reporting practices, the quality and integrity of the corporation's financial reports, the systems of internal control which management and the Board have established, and the audit process.

     In so doing, it is the responsibility of the Audit Committee to maintain free and open communication between the directors, the independent auditors, the internal auditors, and the financial management of the corporation.

RESPONSIBILITIES

     In carrying out its responsibilities, the Audit Committee believes its policies and procedures should remain flexible, which will enable it to react to changing conditions and provide assurance to the directors and shareholders that the corporate accounting and reporting practices of the corporation are in accordance with all requirements and are of the highest quality.

     In carrying out these responsibilities, the Audit Committee will:

     - Review and update the Committee's charter as needed.

     - Review and recommend to the directors the independent auditors to be selected to audit the financial statements of the corporation and its divisions and subsidiaries.

     - Confirm and assure the independence of the independent auditors and the objectivity of the internal auditor.

     - Review management consulting services provided by and fees paid to the independent auditors.

     - Meet with the independent auditors, the Director of Corporate Audit, and financial management of the corporation to review the scope of the current year's audit, the audit procedures to be used during the audit and, at the conclusion thereof, any comments or recommendations of the independent auditors.

     - Review with the independent auditors, the Director of Corporate Audit, and financial management, the adequacy and effectiveness of the accounting and financial controls of the corporation. Elicit recommendations for improving internal control procedures. Particular emphasis should be given to the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper. Further, the Committee should periodically review company policy statements to determine adherence to the Corporate Code of Conduct.

     - Review the corporation's internal audit function including the independence and authority of its reporting obligations, the proposed audit plan, and the coordination of such plan with the independent auditors.

     - Receive, prior to each meeting, a summary of findings from completed internal audits and a progress report on the proposed internal audit plan, with explanations for any deviations from the original plan.

                         BELLWETHER EXPLORATION COMPANY
                    AUDIT COMMITTEE CHARTER  -- (CONTINUED)

     - Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and content of the financial statements to be presented to shareholders. Any changes in accounting principles should be reviewed.

     - Review with management and the independent auditors the interim financial report before it is filed with the SEC or other regulators.

     - Review the published earnings press release containing the company's financial statements and consider whether the information contained in these documents is consistent with the information contained in the financial statements.

     - Provide sufficient opportunity for the independent auditors to meet with the members of the Audit Committee. Among the items to be discussed in these meetings are the independent auditors' evaluation of the corporation's financial, accounting and auditing personnel and the cooperation that the independent auditors received during the course of the audit.

     - Review the adequacy of the accounting and financial personnel staffs and succession planning within the company.

     - Review legal and regulatory matters that may have a material impact on the financial statements, related company compliance policies, and programs and reports received from regulators.

     - Submit the minutes of all meetings of the Audit Committee to, or discuss the matters discussed at each committee meeting with, the Board.

     - Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel or others for this purpose if, in its judgment, that is appropriate.

     - The Committee shall meet at least four times per year or more frequently as circumstances require. The Committee may ask members of management or others to attend the meeting and provide pertinent information as necessary.

     THE BELLWETHER EXPLORATION AUDIT COMMITTEE HAS ADOPTED THIS CHARTER THIS
          DAY OF             , 2000.

                                        /s/ Dr. Jack Birks
                                     -------------------------
                                          Dr. Jack Birks
                                     Chairman, Audit Committee

              /s/ Mike McLanahan                                  /s/ Vincent Buckley
           -----------------------                              -----------------------
                Mike McLanahan                                      Vincent Buckley
           Member, Audit Committee                              Member, Audit Committee

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the General Corporation Law of the State of Delaware provides generally and in pertinent part that a Delaware corporation may indemnify its directors and officers against expenses, judgments, fines, and settlements actually and reasonably incurred by them in connection with any civil, criminal, administrative, or investigative suit or action except actions by or in the right of the corporation if, in connection with the matters in issue, they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and in connection with any criminal suit or proceeding, if in connection with the matters in issue, they had no reasonable cause to believe their conduct was unlawful.
Section 145 further provides that in connection with the defense or settlement of any action by or in the right of the corporation, a Delaware corporation may indemnify its directors and officers against expenses actually and reasonably incurred by them if, in connection with the matters in issue, they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue, or matter as to which such person has been adjudged liable to the corporation unless the Delaware Court of Chancery or other court in which such action or suit is brought approves such indemnification. Section 145 further permits a Delaware corporation to grant its directors and officers additional rights of indemnification through bylaw provisions and otherwise, and to purchase indemnity insurance on behalf of its directors and officers.

     Article Eight of Bellwether's Certificate of Incorporation and Section 7.7 of its Bylaws provide, in general, that Bellwether may and shall, respectively, indemnify its officers and directors to the full extent permitted by Delaware law. Article Nine of Bellwether's Certificate of Incorporation further provides that a director of Bellwether shall not be personally liable to the company or its stockholders for monetary damages or breach of fiduciary duty as a director except for any breach of the director's duty of loyalty, for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, for unlawful payment of dividends or unlawful stock purchases or redemptions, or for any transaction from which the director derived a personal benefit.

     The merger agreement provides that, for six years after the effective time of the merger, Bellwether will indemnify the present and former officers and directors of Bargo from liabilities arising out of actions or omissions in their capacity as such prior to the effective time of the merger, to the full extent permitted under Delaware law or Bellwether's certificate of incorporation, bylaws. In addition, Bellwether will maintain Bargo's directors' and officers' insurance coverage for six years after the effective time but only to the extent related to actions or omissions prior to the effective time; provided that maximum aggregate amount of premiums that Bellwether will be required to pay to maintain this coverage is $50,000.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

      EXHIBIT NO.                            EXHIBIT DESCRIPTION
      -----------                            -------------------
          2.1            -- Agreement and Plan of Merger, dated January 24, 2001,
                            between Bellwether Exploration Company and Bargo Energy
                            Company (incorporated by reference to Bellwether's
                            Exhibit 2.1 to the Current Report on Form 8-K, filed on
                            January 25, 2001).
          3.1            -- Certificate of Incorporation of Bellwether Exploration
                            Company (incorporated by reference to Exhibit 3.1 to the
                            Registration Statement on Form S-1, File No. 33-76570).
          3.2            -- Certificate of Amendment to Certificate of Incorporation
                            (incorporated by reference to Exhibit 3.2 to Bellwether's
                            Annual Report on Form 10-K for the fiscal year ended June
                            30, 1997).
          3.3            -- Certificate of Designation, Preferences and Rights of
                            Series A Preferred Stock (incorporated by reference to
                            Exhibit 1 to the Registration Statement on Form 8-A dated
                            September 19, 1997).
          3.4            -- By-laws of Bellwether Exploration Company (incorporated by reference to Exhibit 3.2 to the Registration Statement
                            on Form S-1, File No. 33-76570).
          3.5            -- Amendment to Article II, Section 2.2 of Bellwether
                            Exploration Company's Bylaws (incorporated by reference
                            to Exhibit 3.5 to Bellwether's Annual Report on Form 10-K
                            for the transition period ended December 31, 1997).
          3.6            -- Amendment to Bellwether Exploration Company's bylaws
                            adopted on March 27, 1998 (incorporated by reference to
                            Exhibit 3.6 to Bellwether's Annual Report on Form 10-K
                            for the transition period ended December 31, 1997).
          4.1            -- Specimen Stock Certificate (incorporated by reference to
                            Exhibit 4.1 to the Registration Statement on Form S-1,
                            File No. 33-76570).
          4.2            -- Bellwether's 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.20 to the Registration Statement
                            on Form S-1, File No. 33-21813).
          4.3            -- Indenture dated April 9, 1997 among Bellwether, a
                            Subsidiary Guarantor and Bank of Montreal Trust Company
                            (incorporated herein by reference to Exhibit 4.2 to the
                            Registration Statement on Form S-1, Registration No.
                            33-21813).
          4.4            -- First Supplemental Indenture dated April 21, 1997 among
                            Bellwether, Odyssey Petroleum Company, Black Hawk Oil
                            Company, 1989-I TEAI Limited Partnership and Bank of
                            Montreal Trust Company, as Trustee (incorporated by
                            reference to Exhibit 99.2 on Bellwether's Form 8-K
                            Current Report filed on April 23, 1997).
          4.5            -- Shareholders Rights Agreement between Bellwether and
                            American Stock Transfer & Trust Company (incorporated
                            herein by reference to the Registration Statement on Form
                            8-A as filed with the Securities and Exchange Commission
                            on September 19, 1997).
          4.6            -- Warrant to Torch Energy Dated April 9, 1997 (incorporated by reference to Exhibit 4.6 to the Bellwether's Annual
                            Report on Form 10-K for the fiscal year ended June 30,
                            1997).
          5.1*           -- Opinion of Haynes and Boone, LLP.
          8.1**          -- Opinion of Haynes and Boone, LLP regarding tax matters.
          8.2**          -- Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P
                            regarding tax matters.
         10.1            -- Administrative Services Agreement with Torch Energy
                            Advisors Incorporated commencing January 1, 1994
                            (incorporated by reference to Exhibit 94-10-3 to
                            Bellwether's Report on Form 10-Q for the quarter ended
                            March 31, 1994).

      EXHIBIT NO.                            EXHIBIT DESCRIPTION
      -----------                            -------------------
         10.2            -- 1994 Stock Incentive Plan (incorporated by reference to
                            Exhibit 10.9 to Bellwether's Registration Statement No.
                            33-76570).
         10.3            -- Registration Rights Agreement among Bellwether, Allstate
                            Insurance Company and the former owners of Odyssey
                            Partners, Ltd. (incorporated by reference to Exhibit 10.4
                            to Bellwether's Registration Statement No. 33-76570).
         10.4            -- Assignment of gas purchase contract from Texas Gas
                            Transmission Corporation to Bellwether (incorporated by
                            reference to Exhibit 96-10-4 to Bellwether's Report on
                            Form 10-Q for the quarter ended March 31, 1997).
         10.5            -- Acquisition Agreement dated March 31, 1997 among
                            Bellwether Exploration Company, Program Acquisition
                            Company and the other parties thereto. (incorporated by
                            reference to Exhibit 2.2 of Bellwether's Registration
                            Statement on Form S-1 (Registration No. 333-21813) filed
                            on April 3, 1997).
         10.6            -- Credit Agreement dated April 21, 1997 among Bellwether,
                            Odyssey Petroleum Company, Black Hawk Oil Company, 1989-I
                            TEAI Limited Partnership, Morgan Guarantee Trust Company
                            of New York, as administrative Agent, and certain banking
                            institutions (incorporated by reference to Bellwether's
                            Form 8-K Current Report as filed with the Commission on
                            April 23, 1997).
         10.7            -- Purchase and Sale Agreement dated June 9, 1997 among
                            Bellwether Exploration Company, Black Hawk Oil Company,
                            1988-II TEAI Limited Partnership, 1989-I TEAI Limited
                            Partnership, TEAI Oil and Gas Company, and the other
                            parties thereto as Sellers, and Jay Resources Corporation
                            as Buyer (incorporated by reference to Exhibit 10.18 to
                            Bellwether's Annual Report on Form 10-K for the fiscal
                            year ended June 30, 1997).
         10.8            -- Employment contract dated June 1, 1998 between Bellwether and J. Darby Sere' (incorporated by reference to Exhibit
                            10.1 to Bellwether's 10-Q for the quarter ended June 30,
                            1998).
         10.9            -- Employment contract dated June 1, 1998 between Bellwether and William C. Rankin (incorporated by reference to
                            Exhibit 10.2 to Bellwether's Report on Form 10-Q for the
                            quarter ended June 30, 1998).
         10.10           -- Purchase and Sale Agreement dated June 11, 1999 between
                            Bellwether Exploration Company as Buyer and Energen
                            Resources MAQ, Inc. as Seller (incorporated by reference
                            to Exhibit 10.15 to Bellwether's Report on Form 10-Q for
                            the quarter ended June 30, 1999).
         10.11           -- Separation contract dated August 9, 1999 between
                            Bellwether and J. Darby Sere' (incorporated by reference
                            to Exhibit 10.16 to Bellwether's Report on 10-Q for the
                            quarter ended June 30, 1999).
         10.12           -- Separation contract dated August 9, 1999 between
                            Bellwether and William C. Rankin (incorporated herein by
                            reference to Exhibit 10.17 to Bellwether's Report on 10-Q
                            for the quarter ended June 30, 1999).
         10.13           -- Employment Contract dated August 1, 1999 between
                            Bellwether and J.P. Bryan (incorporated herein by
                            reference to Exhibit 10.18 to Bellwether's Report on 10-Q
                            for the quarter ended September 30, 1999).
         10.14           -- Securities Purchase Agreement dated December 29, 1999 by and between Bellwether and Carpatsky Petroleum, Inc.
                            (incorporated by reference to Exhibit 11.14 of
                            Bellwether's Annual Report on Form 10-K filed on March
                            24, 2000).

      EXHIBIT NO.                            EXHIBIT DESCRIPTION
      -----------                            -------------------
         10.15           -- Master Services Agreement dated October 1, 1999 between
                            Bellwether and Torch Operating Company, Torch Energy
                            Marketing, Inc., Torch Energy Advisors, Inc. and
                            Novistar, Inc. (incorporated by reference to Exhibit
                            11.15 of Bellwether's Annual Report on Form 10-K filed on
                            March 24, 2000).
         10.16           -- Contract for the Production of Crude Oil and Additional
                            Hydrocarbon Exploration in the Charapa Marginal Field of
                            Petroecuador between Bellwether in Consortium with
                            Tecnipetrol, Inc. and the Ecuadorian State Oil Company,
                            Petroecuador (incorporated by reference to Exhibit 11.16
                            of Bellwether's Annual Report on Form 10-K filed on March
                            24, 2000).
         10.17           -- Master Service Agreement between Bellwether and Tecnie
                            S.A.C. dated November 1, 1999 (incorporated by reference
                            to Exhibit 11.17 of Bellwether's Annual Report on Form
                            10-K filed on March 24, 2000).
         10.18           -- Form of Voting Agreement (incorporated by reference to
                            Bellwether's Exhibit 10.1 to the Current Report on Form
                            8-K filed on January 25, 2001).
         21.1            -- List of Bellwether's Subsidiaries (incorporated by
                            reference to the Annual Report on Form 10-K filed on
                            March 24, 2000).
         23.1            -- Consent of Haynes and Boone, LLP (included in the opinion filed as Exhibit 5.1 to this Registration Statement).
         23.2            -- Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                            (included in Exhibit 8.2).
         23.3+           -- Consent of KPMG LLP, Bellwether's Independent Certified
                            Public Accountants.
         23.4+           -- Consent of PricewaterhouseCoopers LLP, Bargo's
                            Independent Accountants.
         23.5*           -- Consent of Arthur Andersen, Bargo's Independent Public
                            Accountants.
         23.6+           -- Consent of Ryder Scott Company Petroleum
                            Engineers -- Bellwether.
         23.7*           -- Consent of Netherland Sewell & Associates, Inc. -- Bargo.
         23.8*           -- Consent of T. J. Smith & Company, Inc. -- Bargo.
         23.9*           -- Consent of Chase Securities Inc.
         23.10*          -- Consent of Johnson Rice & Co. L.L.P.
         24.1            -- Power of Attorney (included on the signature page
                            hereto).
         99.1*           -- Form of Proxy Card for Bellwether Annual Meeting.
         99.2*           -- Form of Written Consent for Bargo Shareholders.


---------------

 * Previously filed.
 + Filed herewith.
** To be filed by amendment.

ITEM 22. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes:

          1. that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

          2. that every prospectus: (a) that is filed pursuant to paragraph (1) immediately preceding, or (b) that purports to meet the requirements of
     Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          3. to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of any such request, and to send the incorporated documents by first class mail or other equally prompt means, including information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request; and

          4. to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on April 18, 2001.


                                         BELLWETHER EXPLORATION COMPANY

                                         By:      /s/ ANN KAESERMANN
                                          --------------------------------------
                                                      Ann Kaesermann
                                                  Vice President-Finance

     Pursuant to the requirements of the Securities Act, as amended, this Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated below.


                      SIGNATURE                                      TITLE                          DATE
                      ---------                                      -----                          ----

                                                       Director
-----------------------------------------------------
                     J. P. Bryan

               /s/ DOUGLAS G. MANNER*                  Director, Chief Executive Officer       April 18, 2001
-----------------------------------------------------    (principal executive officer)
                  Douglas G. Manner

                                                       Director
-----------------------------------------------------
                   Dr. Jack Birks

                                                       Director
-----------------------------------------------------
                 Vincent H. Buckley

                 /s/ HABIB KAIROUZ*                    Director                                April 18, 2001
-----------------------------------------------------
                    Habib Kairouz

                /s/ A. K. MCLANAHAN*                   Director                                April 18, 2001
-----------------------------------------------------
                   A. K. McLanahan

               /s/ TOWNES G. PRESSLER*                 Director                                April 18, 2001
-----------------------------------------------------
                 Townes G. Pressler

                 /s/ JUDY LEY ALLEN*                   Director                                April 18, 2001
-----------------------------------------------------
                   Judy Ley Allen

                 /s/ ANN KAESERMANN                    Vice President-Finance (principal       April 18, 2001
-----------------------------------------------------    financial and accounting
                   Ann Kaesermann                        officer)

               *By: /s/ ANN KAESERMANN
  ------------------------------------------------
   Ann Kaesermann, pursuant to a power of attorney

                               INDEX TO EXHIBITS

      EXHIBIT NO.                            EXHIBIT DESCRIPTION
      -----------                            -------------------
          2.1            -- Agreement and Plan of Merger, dated January 24, 2001,
                            between Bellwether Exploration Company and Bargo Energy
                            Company (incorporated by reference to Bellwether's
                            Exhibit 2.1 to the Current Report on Form 8-K, filed on
                            January 25, 2001).
          3.1            -- Certificate of Incorporation of Bellwether Exploration
                            Company (incorporated by reference to Exhibit 3.1 to the
                            Registration Statement on Form S-1, File No. 33-76570).
          3.2            -- Certificate of Amendment to Certificate of Incorporation
                            (incorporated by reference to Exhibit 3.2 to Bellwether's
                            Annual Report on Form 10-K for the fiscal year ended June
                            30, 1997).
          3.3            -- Certificate of Designation, Preferences and Rights of
                            Series A Preferred Stock (incorporated by reference to
                            Exhibit 1 to the Registration Statement on Form 8-A dated
                            September 19, 1997).
          3.4            -- By-laws of Bellwether Exploration Company (incorporated by reference to Exhibit 3.2 to the Registration Statement
                            on Form S-1, File No. 33-76570).
          3.5            -- Amendment to Article II, Section 2.2 of Bellwether
                            Exploration Company's Bylaws (incorporated by reference
                            to Exhibit 3.5 to Bellwether's Annual Report on Form 10-K
                            for the transition period ended December 31, 1997).
          3.6            -- Amendment to Bellwether Exploration Company's bylaws
                            adopted on March 27, 1998 (incorporated by reference to
                            Exhibit 3.6 to Bellwether's Annual Report on Form 10-K
                            for the transition period ended December 31, 1997).
          4.1            -- Specimen Stock Certificate (incorporated by reference to
                            Exhibit 4.1 to the Registration Statement on Form S-1,
                            File No. 33-76570).
          4.2            -- Bellwether's 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.20 to the Registration Statement
                            on Form S-1, File No. 33-21813).
          4.3            -- Indenture dated April 9, 1997 among Bellwether, a
                            Subsidiary Guarantor and Bank of Montreal Trust Company
                            (incorporated herein by reference to Exhibit 4.2 to the
                            Registration Statement on Form S-1, Registration No.
                            33-21813).
          4.4            -- First Supplemental Indenture dated April 21, 1997 among
                            Bellwether, Odyssey Petroleum Company, Black Hawk Oil
                            Company, 1989-I TEAI Limited Partnership and Bank of
                            Montreal Trust Company, as Trustee (incorporated by
                            reference to Exhibit 99.2 on Bellwether's Form 8-K
                            Current Report filed on April 23, 1997).
          4.5            -- Shareholders Rights Agreement between Bellwether and
                            American Stock Transfer & Trust Company (incorporated
                            herein by reference to the Registration Statement on Form
                            8-A as filed with the Securities and Exchange Commission
                            on September 19, 1997).
          4.6            -- Warrant to Torch Energy Dated April 9, 1997 (incorporated by reference to Exhibit 4.6 to the Bellwether's Annual
                            Report on Form 10-K for the fiscal year ended June 30,
                            1997).
          5.1*           -- Opinion of Haynes and Boone, LLP
          8.1**          -- Opinion of Haynes and Boone, LLP regarding tax matters.
          8.2**          -- Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P
                            regarding tax matters
         10.1            -- Administrative Services Agreement with Torch Energy
                            Advisors Incorporated commencing January 1, 1994
                            (incorporated by reference to Exhibit 94-10-3 to
                            Bellwether's Report on Form 10-Q for the quarter ended
                            March 31, 1994).

      EXHIBIT NO.                            EXHIBIT DESCRIPTION
      -----------                            -------------------
         10.2            -- 1994 Stock Incentive Plan (incorporated by reference to
                            Exhibit 10.9 to Bellwether's Registration Statement No.
                            33-76570).
         10.3            -- Registration Rights Agreement among Bellwether, Allstate
                            Insurance Company and the former owners of Odyssey
                            Partners, Ltd. (incorporated by reference to Exhibit 10.4
                            to Bellwether's Registration Statement No. 33-76570).
         10.4            -- Assignment of gas purchase contract from Texas Gas
                            Transmission Corporation to Bellwether (incorporated by
                            reference to Exhibit 96-10-4 to Bellwether's Report on
                            Form 10-Q for the quarter ended March 31, 1997).
         10.5            -- Acquisition Agreement dated March 31, 1997 among
                            Bellwether Exploration Company, Program Acquisition
                            Company and the other parties thereto. (incorporated by
                            reference to Exhibit 2.2 of Bellwether's Registration
                            Statement on Form S-1 (Registration No. 333-21813) filed
                            on April 3, 1997).
         10.6            -- Credit Agreement dated April 21, 1997 among Bellwether,
                            Odyssey Petroleum Company, Black Hawk Oil Company, 1989-I
                            TEAI Limited Partnership, Morgan Guarantee Trust Company
                            of New York, as administrative Agent, and certain banking
                            institutions (incorporated by reference to Bellwether's
                            Form 8-K Current Report as filed with the Commission on
                            April 23, 1997).
         10.7            -- Purchase and Sale Agreement dated June 9, 1997 among
                            Bellwether Exploration Company, Black Hawk Oil Company,
                            1988-II TEAI Limited Partnership, 1989-I TEAI Limited
                            Partnership, TEAI Oil and Gas Company, and the other
                            parties thereto as Sellers, and Jay Resources Corporation
                            as Buyer (incorporated by reference to Exhibit 10.18 to
                            Bellwether's Annual Report on Form 10-K for the fiscal
                            year ended June 30, 1997).
         10.8            -- Employment contract dated June 1, 1998 between Bellwether and J. Darby Sere' (incorporated by reference to Exhibit
                            10.1 to Bellwether's 10-Q for the quarter ended June 30,
                            1998).
         10.9            -- Employment contract dated June 1, 1998 between Bellwether and William C. Rankin (incorporated by reference to
                            Exhibit 10.2 to Bellwether's Report on Form 10-Q for the
                            quarter ended June 30, 1998).
         10.10           -- Purchase and Sale Agreement dated June 11, 1999 between
                            Bellwether Exploration Company as Buyer and Energen
                            Resources MAQ, Inc. as Seller (incorporated by reference
                            to Exhibit 10.15 to Bellwether's Report on Form 10-Q for
                            the quarter ended June 30, 1999).
         10.11           -- Separation contract dated August 9, 1999 between
                            Bellwether and J. Darby Sere' (incorporated by reference
                            to Exhibit 10.16 to Bellwether's Report on 10-Q for the
                            quarter ended June 30, 1999).
         10.12           -- Separation contract dated August 9, 1999 between
                            Bellwether and William C. Rankin (incorporated herein by
                            reference to Exhibit 10.17 to Bellwether's Report on 10-Q
                            for the quarter ended June 30, 1999).
         10.13           -- Employment Contract dated August 1, 1999 between
                            Bellwether and J.P. Bryan (incorporated herein by
                            reference to Exhibit 10.18 to Bellwether's Report on 10-Q
                            for the quarter ended September 30, 1999).
         10.14           -- Securities Purchase Agreement dated December 29, 1999 by and between Bellwether and Carpatsky Petroleum, Inc.
                            (incorporated by reference to Exhibit 11.14 of
                            Bellwether's Annual Report on Form 10-K filed on March
                            24, 2000).

      EXHIBIT NO.                            EXHIBIT DESCRIPTION
      -----------                            -------------------
         10.15           -- Master Services Agreement dated October 1, 1999 between
                            Bellwether and Torch Operating Company, Torch Energy
                            Marketing, Inc., Torch Energy Advisors, Inc. and
                            Novistar, Inc. (incorporated by reference to Exhibit
                            11.15 of Bellwether's Annual Report on Form 10-K filed on
                            March 24, 2000).
         10.16           -- Contract for the Production of Crude Oil and Additional
                            Hydrocarbon Exploration in the Charapa Marginal Field of
                            Petroecuador between Bellwether in Consortium with
                            Tecnipetrol, Inc. and the Ecuadorian State Oil Company,
                            Petroecuador (incorporated by reference to Exhibit 11.16
                            of Bellwether's Annual Report on Form 10-K filed on March
                            24, 2000).
         10.17           -- Master Service Agreement between Bellwether and Tecnie
                            S.A.C. dated November 1, 1999 (incorporated by reference
                            to Exhibit 11.17 of Bellwether's Annual Report on Form
                            10-K filed on March 24, 2000).
         10.18           -- Form of Voting Agreement (incorporated by reference to
                            Bellwether's Exhibit 10.1 to the Current Report on Form
                            8-K filed on January 25, 2001).
         21.1            -- List of Bellwether's Subsidiaries (incorporated by
                            reference to the Annual Report on Form 10-K filed on
                            March 24, 2000).
         23.1            -- Consent of Haynes and Boone, LLP (included in the opinion filed as Exhibit 5.1 to this Registration Statement).
         23.2            -- Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                            (included in Exhibit 8.2).
         23.3+           -- Consent of KPMG LLP, Bellwether's Independent Certified
                            Public Accountants.
         23.4+           -- Consent of PricewaterhouseCoopers LLP, Bargo's
                            Independent Accountants.
         23.5*           -- Consent of Arthur Andersen, Bargo's Independent Public
                            Accountants.
         23.6+           -- Consent of Ryder Scott Company, L.P. -- Bellwether.
         23.7*           -- Consent of Netherland Sewell & Associates, Inc. -- Bargo.
         23.8*           -- Consent of T. J. Smith & Company, Inc. -- Bargo.
         23.9*           -- Consent of Chase Securities Inc.
         23.10*          -- Consent of Johnson Rice & Co. L.L.P.
         24.1            -- Power of Attorney (included on the signature page
                            hereto).
         99.1*           -- Form of Proxy Card for Bellwether Annual Meeting.
         99.2*           -- Form of Written Consent for Bargo Shareholders.


---------------

 * Previously filed.
 + Filed herewith.
** To be filed by amendment.